2009 Annual Reports

American Electric Power Company, Inc. and Subsidiary Companies

Appalachian Power Company and Subsidiaries

Columbus Southern Power Company and Subsidiaries

Indiana Michigan Power Company and Subsidiaries

Ohio Power Company Consolidated

Public Service Company of Oklahoma

Southwestern Electric Power Company Consolidated

Audited Financial Statements and
Management's Financial Discussion and Analysis



AEP AMERICAN ELECTRIC POWER

AEP: America's Energy Partner®

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
INDEX TO ANNUAL REPORTS

GLOSSARY OF TERMS

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

Term	Meaning
AEGCo	AEP Generating Company, an AEP electric utility subsidiary.
AEP or Parent	American Electric Power Company, Inc.
AEP Consolidated	AEP and its majority owned consolidated subsidiaries and consolidated affiliates.
AEP Credit	AEP Credit, Inc., a subsidiary of AEP which factors accounts receivable and accrued utility revenues for affiliated electric utility companies.
AEP East companies	APCo, CSPCo, I&M, KPCo and OPCo.
AEP Foundation	AEP charitable organization created in 2005 for charitable contributions in the communities in which AEP's subsidiaries operate.
AEP Power Pool	Members are APCo, CSPCo, I&M, KPCo and OPCo. The Pool shares the generation, cost of generation and resultant wholesale off-system sales of the member companies.
AEP System or the System	American Electric Power System, an integrated electric utility system, owned and operated by AEP's electric utility subsidiaries.
AEP West companies	PSO, SWEPCo, TCC and TNC.
AEPEP	AEP Energy Partners, Inc., a subsidiary of AEP dedicated to wholesale marketing and trading, asset management and commercial and industrial sales in the deregulated Texas market.
AEPES	AEP Energy Services, Inc., a subsidiary of AEP Resources, Inc.
AEPSC	American Electric Power Service Corporation, a service subsidiary providing management and professional services to AEP and its subsidiaries.
AFUDC	Allowance for Funds Used During Construction.
AOCI	Accumulated Other Comprehensive Income.
APCo	Appalachian Power Company, an AEP electric utility subsidiary.
APSC	Arkansas Public Service Commission.
CAA	Clean Air Act.
CO_2	Carbon Dioxide and other greenhouse gases.
Cook Plant	Donald C. Cook Nuclear Plant, a two-unit, 2,191 MW nuclear plant owned by I&M.
CSPCo	Columbus Southern Power Company, an AEP electric utility subsidiary.
CSW	Central and South West Corporation, a subsidiary of AEP (Effective January 21, 2003, the legal name of Central and South West Corporation was changed to AEP Utilities, Inc.).
CSW Operating Agreement	Agreement, dated January 1, 1997, as amended, by and among PSO and SWEPCo governing generating capacity allocation. AEPSC acts as the agent.
CTC	Competition Transition Charge.
CWIP	Construction Work in Progress.
DETM	Duke Energy Trading and Marketing L.L.C., a risk management counterparty.
DHLC	Dolet Hills Lignite Company, LLC, a wholly-owned lignite mining subsidiary of SWEPCo that is a consolidated variable interest entity.
E&R	Environmental compliance and transmission and distribution system reliability.
EIS	Energy Insurance Services, Inc., a nonaffiliated captive insurance company.
ERCOT	Electric Reliability Council of Texas.
ERISA	Employee Retirement Income Security Act of 1974, as amended.
ESP	Electric Security Plans, filed with the PUCO, pursuant to the Ohio Amendments.

Term	Meaning
ETA	Electric Transmission America, LLC an equity interest joint venture with MidAmerican Energy Holdings Company formed to own and operate electric transmission facilities in North America outside of ERCOT.
ETT	Electric Transmission Texas, LLC, an equity interest joint venture between AEP Utilities, Inc. and MidAmerican Energy Holdings Company Texas Transco, LLC formed to own and operate electric transmission facilities in ERCOT.
FAC	Fuel Adjustment Clause.
FASB	Financial Accounting Standards Board.
Federal EPA	United States Environmental Protection Agency.
FERC	Federal Energy Regulatory Commission.
FGD	Flue Gas Desulfurization or Scrubbers.
FTR	Financial Transmission Right, a financial instrument that entitles the holder to receive compensation for certain congestion-related transmission charges that arise when the power grid is congested resulting in differences in locational prices.
GAAP	Accounting Principles Generally Accepted in the United States of America.
IGCC	Integrated Gasification Combined Cycle, technology that turns coal into a cleaner-burning gas.
Interconnection Agreement	Agreement, dated July 6, 1951, as amended, by and among APCo, CSPCo, I&M, KPCo and OPCo, defining the sharing of costs and benefits associated with their respective generating plants.
IRS	Internal Revenue Service.
IURC	Indiana Utility Regulatory Commission.
I&M	Indiana Michigan Power Company, an AEP electric utility subsidiary.
JMG	JMG Funding LP.
KGPCo	Kingsport Power Company, an AEP electric distribution subsidiary.
KPCo	Kentucky Power Company, an AEP electric utility subsidiary.
KPSC	Kentucky Public Service Commission.
kV	Kilovolt.
KWH	Kilowatthour.
LPSC	Louisiana Public Service Commission.
MISO	Midwest Independent Transmission System Operator.
MLR	Member load ratio, the method used to allocate AEP Power Pool transactions to its members.
MMBtu	Million British Thermal Units.
MPSC	Michigan Public Service Commission.
MTM	Mark-to-Market.
MW	Megawatt.
MWH	Megawatthour.
NO_x	Nitrogen oxide.
Nonutility Money Pool	AEP's Nonutility Money Pool.
NSR	New Source Review.
OCC	Corporation Commission of the State of Oklahoma.
OPCo	Ohio Power Company, an AEP electric utility subsidiary.
OPEB	Other Postretirement Benefit Plans.

Term	Meaning
OTC	Over the counter.
OVEC	Ohio Valley Electric Corporation, which is 43.47% owned by AEP.
PJM	Pennsylvania – New Jersey – Maryland regional transmission organization.
PM	Particulate Matter.
PSO	Public Service Company of Oklahoma, an AEP electric utility subsidiary.
PUCO	Public Utilities Commission of Ohio.
PUCT	Public Utility Commission of Texas.
Registrant Subsidiaries	AEP subsidiaries which are SEC registrants; APCo, CSPCo, I&M, OPCo, PSO and SWEPCo.
REP	Texas Retail Electric Provider.
Risk Management Contracts	Trading and nontrading derivatives, including those derivatives designated as cash flow and fair value hedges.
Rockport Plant	A generating plant, consisting of two 1,300 MW coal-fired generating units near Rockport, Indiana, owned by AEGCo and I&M.
RTO	Regional Transmission Organization.
S&P	Standard and Poor's.
Sabine	Sabine Mining Company, a lignite mining company that is a consolidated variable interest entity.
SFAS	Statement of Financial Accounting Standards issued by the Financial Accounting Standards Board.
SIA	System Integration Agreement.
SNF	Spent Nuclear Fuel.
SO_2	Sulfur Dioxide.
SPP	Southwest Power Pool.
Stall Unit	J. Lamar Stall Unit at Arsenal Hill Plant.
Sweeny	Sweeny Cogeneration Limited Partnership, owner and operator of a four unit, 480 MW gas-fired generation facility, owned 50% by AEP.
SWEPCo	Southwestern Electric Power Company, an AEP electric utility subsidiary.
TA	Transmission Agreement dated April 1, 1984 by and among APCo, CSPCo, I&M, KPCo and OPCo, which allocates costs and benefits in connection with the operation of transmission assets.
TCC	AEP Texas Central Company, an AEP electric utility subsidiary.
TEM	SUEZ Energy Marketing NA, Inc. (formerly known as Tractebel Energy Marketing, Inc.).
Texas Restructuring Legislation	Legislation enacted in 1999 to restructure the electric utility industry in Texas.
TNC	AEP Texas North Company, an AEP electric utility subsidiary.
True-up Proceeding	A filing made under the Texas Restructuring Legislation to finalize the amount of stranded costs and other true-up items and the recovery of such amounts.
Turk Plant	John W. Turk, Jr. Plant.
Utility Money Pool	AEP System's Utility Money Pool.
Virginia SCC	Virginia State Corporation Commission.
WPCo	Wheeling Power Company, an AEP electric distribution subsidiary.
WVPSC	Public Service Commission of West Virginia.

FORWARD-LOOKING INFORMATION

This report made by AEP and its Registrant Subsidiaries contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although AEP and each of its Registrant Subsidiaries believe that their expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are:

- The economic climate and growth in, or contraction within, our service territory and changes in market demand and demographic patterns.
- Inflationary or deflationary interest rate trends.
- Volatility in the financial markets, particularly developments affecting the availability of capital on reasonable terms and developments impairing our ability to finance new capital projects and refinance existing debt at attractive rates.
- The availability and cost of funds to finance working capital and capital needs, particularly during periods when the time lag between incurring costs and recovery is long and the costs are material.
- Electric load and customer growth.
- Weather conditions, including storms, and our ability to recover significant storm restoration costs through applicable rate mechanisms.
- Available sources and costs of, and transportation for, fuels and the creditworthiness and performance of fuel suppliers and transporters.
- Availability of necessary generating capacity and the performance of our generating plants.
- Our ability to recover I&M's Donald C. Cook Nuclear Plant Unit 1 restoration costs through warranty, insurance and the regulatory process.
- Our ability to recover regulatory assets and stranded costs in connection with deregulation.
- Our ability to recover increases in fuel and other energy costs through regulated or competitive electric rates.
- Our ability to build or acquire generating capacity, including the Turk Plant, and transmission line facilities (including our ability to obtain any necessary regulatory approvals and permits) when needed at acceptable prices and terms and to recover those costs (including the costs of projects that are cancelled) through applicable rate cases or competitive rates.
- New legislation, litigation and government regulation, including requirements for reduced emissions of sulfur, nitrogen, mercury, carbon, soot or particulate matter and other substances or additional regulation of flyash and similar combustion products that could impact the continued operation and cost recovery of our plants.
- Timing and resolution of pending and future rate cases, negotiations and other regulatory decisions (including rate or other recovery of new investments in generation, distribution and transmission service and environmental compliance).
- Resolution of litigation (including our dispute with Bank of America).
- Our ability to constrain operation and maintenance costs.
- Our ability to develop and execute a strategy based on a view regarding prices of electricity, natural gas and other energy-related commodities.
- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading market.
- Actions of rating agencies, including changes in the ratings of debt.
- Volatility and changes in markets for electricity, natural gas, coal, nuclear fuel and other energy-related commodities.
- Changes in utility regulation, including the implementation of ESPs and related regulation in Ohio and the allocation of costs within regional transmission organizations, including PJM and SPP.
- Accounting pronouncements periodically issued by accounting standard-setting bodies.
- The impact of volatility in the capital markets on the value of the investments held by our pension, other postretirement benefit plans and nuclear decommissioning trust and the impact on future funding requirements.
- Prices and demand for power that we generate and sell at wholesale.
- Changes in technology, particularly with respect to new, developing or alternative sources of generation.
- Other risks and unforeseen events, including wars, the effects of terrorism (including increased security costs), embargoes and other catastrophic events.

AEP and its Registrant Subsidiaries expressly disclaim any obligation to update any forward-looking information.

AEP COMMON STOCK AND DIVIDEND INFORMATION

The AEP common stock quarterly high and low sales prices, quarter-end closing price and the cash dividends paid per share are shown in the following table:

Quarter Ended	High		Low		Quarter-End Closing Price		Dividend	
December 31, 2009	$	36.51	$	29.59	$	34.79	$	0.41
September 30, 2009		32.36		28.07		30.99		0.41
June 30, 2009		29.16		24.75		28.89		0.41
March 31, 2009		34.34		24.00		25.26		0.41
December 31, 2008	$	37.28	$	25.54	$	33.28	$	0.41
September 30, 2008		41.60		34.86		37.03		0.41
June 30, 2008		45.95		39.46		40.23		0.41
March 31, 2008		49.11		39.35		41.63		0.41

AEP common stock is traded principally on the New York Stock Exchange. At December 31, 2009, AEP had approximately 96,000 registered shareholders.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among American Electric Power Company, Inc., The S&P 500 Index
And The S&P Electric Utilities Index



*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
SELECTED CONSOLIDATED FINANCIAL DATA

	2009	2008	2007	2006	2005
			(in millions)		
STATEMENTS OF INCOME DATA					
Total Revenues	$ 13,489	$ 14,440	$ 13,380	$ 12,622	$ 12,111
Operating Income	$ 2,771	$ 2,787	$ 2,319	$ 1,966	$ 1,927
Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change	$ 1,370	$ 1,376	$ 1,153	$ 1,001	$ 1,043
Discontinued Operations, Net of Tax	-	12	24	10	27
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	1,370	1,388	1,177	1,011	1,070
Extraordinary Loss, Net of Tax	(5)	-	(79)	-	(225)(a)
Cumulative Effect of Accounting Change, Net of Tax	-	-	-	-	(17)
Net Income	1,365	1,388	1,098	1,011	828
Less: Net Income Attributable to Noncontrolling Interests	5	5	6	6	7
NET INCOME ATTRIBUTABLE TO AEP SHAREHOLDERS	1,360	1,383	1,092	1,005	821
Less: Preferred Stock Dividend Requirements of Subsidiaries	3	3	3	3	7
EARNINGS ATTRIBUTABLE TO AEP COMMON SHAREHOLDERS	$ 1,357	$ 1,380	$ 1,089	$ 1,002	$ 814
BALANCE SHEETS DATA					
Property, Plant and Equipment	$ 51,684	$ 49,710	$ 46,145	$ 42,021	$ 39,121
Accumulated Depreciation and Amortization	17,340	16,723	16,275	15,240	14,837
Net Property, Plant and Equipment	$ 34,344	$ 32,987	$ 29,870	$ 26,781	$ 24,284
Total Assets	$ 48,348	$ 45,155	$ 40,319	$ 37,877	$ 35,662
AEP Common Shareholders' Equity	$ 13,140	$ 10,693	$ 10,079	$ 9,412	$ 9,088
Noncontrolling Interests	$ -	$ 17	$ 18	$ 18	$ 14
Cumulative Preferred Stock Not Subject to Mandatory Redemption	$ 61	$ 61	$ 61	$ 61	$ 61
Long-term Debt (b)	$ 17,498	$ 15,983	$ 14,994	$ 13,698	$ 12,226
Obligations Under Capital Leases (b)	$ 317	$ 325	$ 371	$ 291	$ 251
AEP COMMON STOCK DATA					
Basic Earnings (Loss) per Share Attributable to AEP Common Shareholders:					
Income Before Discontinued Operations, Extraordinary Loss and Cumulative Effect of Accounting Change	$ 2.97	$ 3.40	$ 2.87	$ 2.52	$ 2.64
Discontinued Operations, Net of Tax	-	0.03	0.06	0.02	0.07
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	2.97	3.43	2.93	2.54	2.71
Extraordinary Loss, Net of Tax	(0.01)	-	(0.20)	-	(0.58)
Cumulative Effect of Accounting Change, Net of Tax	-	-	-	-	(0.04)
Basic Earnings per Share Attributable to AEP Common Shareholders	$ 2.96	$ 3.43	$ 2.73	$ 2.54	$ 2.09
Weighted Average Number of Basic Shares Outstanding (in millions)	459	402	399	394	390
Market Price Range:					
High	$ 36.51	$ 49.11	$ 51.24	$ 43.13	$ 40.80
Low	$ 24.00	$ 25.54	$ 41.67	$ 32.27	$ 32.25
Year-end Market Price	$ 34.79	$ 33.28	$ 46.56	$ 42.58	$ 37.09
Cash Dividends Paid per AEP Common Share	$ 1.64	$ 1.64	$ 1.58	$ 1.50	$ 1.42
Dividend Payout Ratio	55.41%	47.8%	57.9%	59.1%	67.9%
Book Value per AEP Common Share	$ 27.49	$ 26.35	$ 25.17	$ 23.73	$ 23.08

(a) Extraordinary Loss, Net of Tax for 2005 reflects TCC's stranded cost.

(b) Includes portion due within one year.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

American Electric Power Company, Inc. (AEP) is one of the largest investor-owned electric public utility holding companies in the United States. Our electric utility operating companies provide generation, transmission and distribution services to more than five million retail customers in Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia.

We operate an extensive portfolio of assets including:

- Almost 39,000 megawatts of generating capacity, one of the largest complements of generation in the U.S., the majority of which provides a significant cost advantage in most of our market areas.
- Approximately 39,000 miles of transmission lines, including 2,116 miles of 765kV lines, the backbone of the electric interconnection grid in the Eastern U.S.
- 215,800 miles of distribution lines that deliver electricity to 5.2 million customers.
- Substantial commodity transportation assets (more than 9,000 railcars, approximately 3,000 barges, 64 towboats, 29 harbor boats and a coal handling terminal with 18 million tons of annual capacity).

EXECUTIVE OVERVIEW

Economic Conditions

In 2009, our operations were impacted by difficult economic conditions. While our 2009 residential and commercial KWH sales were down moderately in comparison to 2008, our industrial KWH sales declined substantially in 2009 by 16%. Approximately half of the decrease was due to cutbacks or closures by 10 of our large metals producing customers. We also experienced varying decreases in KWH sales to customers in the transportation, plastics, rubber and paper manufacturing industries. We forecast a recovery in industrial sales volumes of approximately 5% in 2010 as compared to 2009.

Margins from off-system sales decreased due to reductions in sales volumes and weak market prices for power, reflecting reduced overall demand for electricity. Off-system sales volumes decreased by 50% in 2009. We forecast a recovery in off-system sales volumes of approximately 60% in 2010 as compared to 2009.

Regulatory Activity

Significant 2009 Approved Rate Increases

Arkansas – The APSC approved a base rate increase that provides for an $18 million annual increase in revenues effective December 2009 and a decrease in annual depreciation rates of $12 million. The order also includes a separate rider of approximately $11 million annually for the recovery of carrying costs, depreciation and operation and maintenance expenses on the Stall Unit once it is placed in service as expected in mid-2010.

Indiana – The IURC approved a base rate increase that provides for an annual increase in revenues of $42 million effective March 2009, including a $19 million base rate increase and $23 million in additional tracker revenues for certain incurred costs, subject to true-up.

Ohio – The PUCO issued an order that modified and approved CSPCo's and OPCo's ESP filings that authorized capped rate increases during the three-year ESP period and also authorized a FAC. The order provided for a $94 million and $103 million increase in CSPCo's and OPCo's 2009 revenues. Projected revenue increases for CSPCo and OPCo under the capped rate provision of the ESP order are listed below:

	Projected Revenue Increases	
	2010	2011
	(in millions)	
CSPCo	$ 109	$ 116
OPCo	125	153

Changes in customer usage may have an impact on actual revenue increases under the capped rate provision of the ESP order. In addition to the revenue increases, net income was positively affected by material noncash FAC deferrals in 2009 and will continue through 2011, including a carrying charge at CSPCo's and OPCo's weighted average cost of capital. These deferrals will be collected through a non-bypassable surcharge from 2012 through 2018. Several notices of appeal are pending at the Supreme Court of Ohio.

Oklahoma – The OCC approved PSO's Capital Reliability Rider (CRR) filing to recover up to $30 million under the CRR on an annual basis beginning in January 2010 until PSO's next base rate order. The order approving the CRR requires PSO to file a base rate case no later than July 2010.

Virginia – The Virginia SCC issued an order which provides for a $130 million annual fuel revenue increase effective August 2009 to recover deferred and projected fuel costs. The Virginia SCC also approved APCo's Transmission Rate Adjustment Clause effective December 2009 which will increase annual revenue by $22 million to provide for eligible transmission service costs billed by PJM.

West Virginia – For APCo's and WPCo's Expanded Net Energy Cost (ENEC) filing, the WVPSC issued an order granting a $355 million increase effective October 2009 over a four-year phase-in period plus a fixed annual carrying cost rate of 4% to recover fuel, purchased power and other deferred and projected energy costs.

Pending Rate Cases

Kentucky – In December 2009, KPCo filed a base rate case with the KPSC to increase base revenues by $124 million annually based on an 11.75% return on common equity. New rates are expected to become effective in July 2010.

Texas – In August 2009, SWEPCo filed a rate case with the PUCT to increase its base rates by approximately $75 million annually including a return on equity of 11.5%. The filing includes financing cost riders of $32 million related to construction of the Stall Unit and Turk Plant, a vegetation management rider of $16 million and other requested increases of $27 million. The March 2010 hearings were suspended for the parties to pursue settlement discussions.

Virginia – In July 2009, APCo filed a generation and distribution base rate increase with the Virginia SCC of $154 million annually based on a 13.35% return on common equity. The new rates, subject to refund, became effective in December 2009. To date, intervenors have filed testimony which management estimates could result in revenue increases ranging from $63 million to $94 million. In February 2010, in response to customer concerns regarding higher electric bills, APCo, in working with service area legislators, proactively developed proposed legislation to suspend the collection of interim rates. The Governor of Virginia approved this legislation.

Regulatory Strategy and Announced 2010 Base Rate Cases

We intend to seek increases in base rates where our returns on equity are not considered reasonable. We also intend to actively pursue the recovery of significant 2009 storm restoration costs and new investments in generation, transmission and distribution service and environmental compliance. We will continue to pursue cost recovery mechanisms in 2010 that will ensure ratepayers and shareholders are treated fairly.

To date, we have filed or given notice of the following base rate cases:

Michigan – In January 2010, I&M filed for a $63 million increase in annual base rates based on an 11.75% return on common equity. I&M can request interim rates, subject to refund, after six months. A final order from the MPSC is required within one year.

West Virginia – APCo provided notice to the WVPSC that it intends to file a base rate case, now planned for March 2010.

Global Warming

Climate change is a global issue and the United States should assume a leadership role in developing a new international approach that will address growing emissions from all nations. In 2009, the U.S. House of Representatives passed a comprehensive energy and climate change bill. The Senate Environmental and Public Works Committee passed legislation out of committee. The Federal EPA also issued a final mandatory greenhouse gas reporting rule covering a broad range of facilities. Mandated CO_2 emission reductions will have significant capital and operating cost impacts on the AEP System. It will also impact decisions concerning the retirement of some of our smaller coal generating units.

Mountaineer Carbon Capture and Storage Project

APCo and ALSTOM Power, Inc., an unrelated third party, jointly constructed a CO_2 capture validation facility, which was placed into service in September 2009. APCo also constructed and owns the necessary facilities to store the CO_2. In October 2009, APCo started injecting CO_2 into the underground storage facilities.

In December 2009, APCo received approval for federal grant funding of $334 million for a new commercial scale project at the Mountaineer Plant to capture and store carbon for 235 MW of the plant's existing 1,300 MW of capacity by 2015. The cost of this proposed project is currently estimated to be $668 million, excluding Asset Retirement Obligations. We are currently seeking partners in this project to share the projected remaining costs.

Cook Plant Unit 1 Fire and Shutdown

In September 2008, I&M shut down Cook Plant Unit 1 (Unit 1) due to turbine vibrations, caused by blade failure, which resulted in a fire on the electric generator. Management believes that I&M should recover a significant portion of repair and replacement costs through the turbine vendor's warranty, insurance and the regulatory process. Upon receipt of accidental outage insurance proceeds, I&M mitigated the incremental fuel cost of replacement power to ratepayers. I&M repaired Unit 1 and it resumed operations in December 2009 at reduced power. The Unit 1 rotors were repaired and reinstalled due to the extensive lead time required to manufacture and install new turbine rotors. As a result, the replacement of the repaired turbine rotors and other equipment is scheduled for the Unit 1 planned outage in the fall of 2011.

Turk Plant

SWEPCo is currently constructing the Turk Plant, a new base load 600 MW pulverized coal ultra-supercritical generating unit in Arkansas. SWEPCo owns 73% of the Turk Plant and will operate the completed facility. The APSC, LPSC and PUCT approved SWEPCo's application to build the Turk Plant.

In June 2009, the Arkansas Court of Appeals issued a unanimous decision that would reverse the APSC's grant of its permission for construction of the Turk Plant to serve Arkansas retail customers. In October 2009, the Arkansas Supreme Court granted the petitions filed by SWEPCo and the APSC to review the Arkansas Court of Appeals decision.

In November 2008, SWEPCo received its required air permit approval from the Arkansas Department of Environmental Quality (ADEQ) and commenced construction at the site. The Turk Plant cannot be placed in service without its air permit. Certain parties filed an appeal of the air permit approval with the Arkansas Pollution Control and Ecology Commission (APCEC). In January 2010, the APCEC upheld the air permit. In February 2010, the parties who unsuccessfully appealed the air permit to the APCEC filed a notice of appeal of the APCEC's decision with the Circuit Court of Hempstead County, Arkansas. The same parties filed a petition with the Federal EPA to review the air permit. In December 2009, the Federal EPA rejected the parties' petition on every issue except one, where the Federal EPA asked the ADEQ to supplement the air permit record on one aspect of its Best Available Control Technology analysis.

If for any reason SWEPCo is unable to complete the Turk Plant construction and place the Turk Plant in service, it would reduce net income, cash flows and possibly impact financial condition.

Transmission Initiatives

We continue our pursuit of transmission opportunities throughout the U.S. In 2009, we announced that our recently formed transmission company, AEP Transmission Company, LLC, will pursue new transmission investments within our retail service territories. We plan to invest approximately $120 million in these transmission opportunities in 2010. Through a joint venture, we have existing and planned transmission projects in ERCOT. We continue to pursue other transmission opportunities outside of our retail service territories through joint ventures with other partners.

gridSMART^{SM}

We are currently introducing and implementing our gridSMART^{SM} project in portions of our retail service territories. gridSMART^{SM} is a combination of advanced technologies and consumer programs intended to improve electricity distribution efficiency, reduce power demand thereby reducing power plant emissions and help consumers manage their electricity use and costs. In 2009, CSPCo received approval for federal grant funding of $75 million from the U.S. Department of Energy for the Ohio gridSMART^{SM} demonstration program. These funds will provide capital to reduce the ultimate cost to customers. Subject to appropriate cost recovery, we intend to implement gridSMART^{SM} in other sections of our retail service territories.

RESULTS OF OPERATIONS

SEGMENTS

Our primary business is our electric utility operations. Within our Utility Operations segment, we centrally dispatch generation assets and manage our overall utility operations on an integrated basis because of the substantial impact of cost-based rates and regulatory oversight. While our Utility Operations segment remains our primary business segment, other segments include our AEP River Operations segment with significant barging activities and our Generation and Marketing segment, which includes our nonregulated generating, marketing and risk management activities primarily in the ERCOT market area. Intersegment sales and transfers are generally based on underlying contractual arrangements and agreements.

Our reportable segments and their related business activities are as follows:

Utility Operations
- Generation of electricity for sale to U.S. retail and wholesale customers.
- Electricity transmission and distribution in the U.S.

AEP River Operations
- Commercial barging operations that annually transport approximately 33 million tons of coal and dry bulk commodities primarily on the Ohio, Illinois and lower Mississippi Rivers. Approximately 49% of the barging is for transportation of agricultural products, 27% for coal, 8% for steel and 16% for other commodities.

Generation and Marketing
- Wind farms and marketing and risk management activities primarily in ERCOT.

The table below presents our consolidated Income Before Discontinued Operations and Extraordinary Loss by segment for the years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,		
	2009	**2008**	**2007**
	(in millions)		
Utility Operations	$ 1,329	$ 1,123	$ 1,040
AEP River Operations	47	55	61
Generation and Marketing	41	65	67
All Other (a)	(47)	133	(15)
Income Before Discontinued Operations and Extraordinary Loss	$ 1,370	$ 1,376	$ 1,153

(a) All Other includes:
- Parent's guarantee revenue received from affiliates, investment income, interest income and interest expense and other nonallocated costs.
- Tax and interest expense adjustments related to our UK operations which were sold in 2004 and 2002.
- Forward natural gas contracts that were not sold with our natural gas pipeline and storage operations in 2004 and 2005. These contracts are financial derivatives which will gradually settle and completely expire in 2011.
- The 2008 cash settlement of a purchase power and sale agreement with TEM related to the Plaquemine Cogeneration Facility. The cash settlement of $255 million ($164 million, net of tax) is included in Net Income.

AEP CONSOLIDATED

2009 Compared to 2008

Income Before Discontinued Operations and Extraordinary Loss in 2009 decreased $6 million compared to 2008 primarily due to income in 2008 from the cash settlement of a purchase power and sale agreement with TEM offset by an increase in income from our Utility Operations segment. The increase in Utility Operations segment net income primarily relates to rate increases in our Indiana, Ohio, Oklahoma and Virginia service territories partially offset by lower industrial sales as well as lower off-system sales margins due to lower sales volumes and lower market prices.

Average basic shares outstanding increased to 459 million in 2009 from 402 million in 2008 primarily due to the issuance of 69 million shares of AEP common stock. Actual shares outstanding were 478 million as of December 31, 2009.

2008 Compared to 2007

Income Before Discontinued Operations and Extraordinary Loss in 2008 increased $223 million compared to 2007 primarily due to income from the cash settlement received in 2008 related to a purchase power and sale agreement with TEM, the 2008 deferral of Oklahoma ice storm expenses incurred in 2007 and base rate increases in our Ohio, Texas and Virginia service territories. These increases over 2007 were partially offset by higher interest expense and fuel expense and a provision for refund recorded to reflect the impact of an order issued in November 2008 by the FERC regarding the affiliate allocation of off-system sales margins under the SIA and the CSW Operating Agreement.

Average basic shares outstanding increased to 402 million in 2008 from 399 million in 2007 primarily due to the issuance of shares under our incentive compensation and dividend reinvestment plans. Actual shares outstanding were 406 million as of December 31, 2008. In 2008, we contributed 1,250,000 shares of common stock held in treasury to the AEP Foundation.

Our results of operations are discussed below by operating segment.

UTILITY OPERATIONS

Our Utility Operations segment includes primarily regulated revenues with direct and variable offsetting expenses and net reported commodity trading operations. We believe that a discussion of the results from our Utility Operations segment on a gross margin basis is most appropriate in order to further understand the key drivers of the segment. Gross margin represents utility operating revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power.

	Years Ended December 31,		
	2009	2008	2007
	(in millions)		
Revenues	$ 12,803	$ 13,566	$ 12,655
Fuel and Purchased Power	4,420	5,622	4,838
Gross Margin	8,383	7,944	7,817
Depreciation and Amortization	1,561	1,450	1,483
Other Operating Expenses	4,162	4,114	4,129
Operating Income	2,660	2,380	2,205
Other Income, Net	138	173	105
Interest Expense	916	915	784
Income Tax Expense	553	515	486
Income Before Discontinued Operations and Extraordinary Loss	$ 1,329	$ 1,123	$ 1,040

Summary of KWH Energy Sales for Utility Operations
For the Years Ended December 31, 2009, 2008 and 2007

Energy/Delivery Summary	2009	2008	2007
	(in millions of KWH)		
Retail:			
Residential	58,232	58,892	59,182
Commercial	49,925	50,382	50,611
Industrial	54,428	64,508	63,555
Miscellaneous	3,048	3,114	3,186
Total Retail (a)	165,633	176,896	176,534
Wholesale	29,679	43,085	42,917
Total KWHs	195,312	219,981	219,451

(a) Includes energy delivered to customers served by AEP's Texas Wires Companies.

Cooling degree days and heating degree days are metrics commonly used in the utility industry as a measure of the impact of weather on net income. In general, degree day changes in our eastern region have a larger effect on net income than changes in our western region due to the relative size of the two regions and the number of customers within each region.

Summary of Heating and Cooling Degree Days for Utility Operations
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(in degree days)		
Eastern Region			
Actual – Heating (a)	3,097	3,154	3,014
Normal – Heating (b)	3,040	3,018	3,042
Actual – Cooling (c)	816	949	1,266
Normal – Cooling (b)	1,011	986	978
Western Region			
Actual – Heating (a)	970	992	1,026
Normal – Heating (b)	984	1,010	1,028
Actual – Cooling (d)	2,439	2,252	2,318
Normal – Cooling (b)	2,344	2,320	2,326

(a) Eastern Region and Western Region heating degree days are calculated on a 55 degree temperature base.
(b) Normal Heating/Cooling represents the thirty-year average of degree days.
(c) Eastern Region cooling degree days are calculated on a 65 degree temperature base.
(d) Western Region cooling degree days are calculated on a 65 degree temperature base for PSO/SWEPCo and a 70 degree temperature base for TCC/TNC.

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Income from Utility Operations Before Discontinued Operations and Extraordinary Loss
(in millions)

Year Ended December 31, 2008		$ 1,123
Changes in Gross Margin:		
Retail Margins	549	
Off-system Sales	(333)	
Transmission Revenues	25	
Other Revenues	198	
Total Change in Gross Margin		439
Total Expenses and Other:		
Other Operation and Maintenance	(46)	
Depreciation and Amortization	(111)	
Taxes Other Than Income Taxes	(2)	
Interest and Investment Income	(38)	
Carrying Costs Income	(36)	
Allowance for Equity Funds Used During Construction	37	
Interest Expense	(1)	
Equity Earnings of Unconsolidated Subsidiaries	2	
Total Expenses and Other		(195)
Income Tax Expense		(38)
Year Ended December 31, 2009		$ 1,329

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $549 million primarily due to the following:
  - A $187 million increase related to the PUCO's approval of our Ohio ESPs, a $170 million increase related to base rates and recovery of E&R costs in Virginia and construction financing costs in West Virginia, a $75 million increase in base rates in Oklahoma, a $42 million net rate increase for I&M and $50 million of rate increases in our other jurisdictions.
  - A $201 million increase in fuel margins in Ohio primarily due to the deferral of fuel costs by CSPCo and OPCo in 2009. The PUCO's March 2009 approval of CSPCo's and OPCo's ESPs allows for the deferral of fuel and related costs during the ESP period.
  - A $102 million increase due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.
  - A $68 million increase due to lower PJM and other costs as the result of lower generation sales.

  These increases were partially offset by:
  - A $214 million decrease in margins from industrial sales due to reduced operating levels and suspended operations by certain large industrial customers in our service territories.
  - A $78 million decrease in fuel margins due to higher fuel and purchased power costs related to the Cook Plant Unit 1 shutdown. This decrease in fuel margins was offset by a corresponding increase in Other Revenues as discussed below.
  - A $52 million decrease in usage primarily due to a 14% decrease in cooling degree days in our eastern region.
  - A $29 million decrease related to favorable coal contract amendments in 2008.
- Margins from Off-system Sales decreased $333 million primarily due to lower physical sales volumes and lower margins in our eastern service territory reflecting lower market prices, partially offset by higher trading and marketing margins.
- Transmission Revenues increased $25 million primarily due to increased rates in the ERCOT and SPP regions.

- Other Revenues increased $198 million primarily due to the Cook Plant accidental outage insurance proceeds of $185 million. I&M reduced customer bills by approximately $78 million for the cost of replacement power during the outage period. This increase in revenues was offset by a corresponding decrease in Retail Margins as discussed above.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses increased $46 million primarily due to the following:
  - The 2008 deferral of $74 million of previously expensed Oklahoma ice storm costs resulting from an OCC order approving recovery of January and December 2007 ice storm expenses.
  - A $64 million increase in administrative and general expenses primarily for employee benefits.
  - A $48 million increase in storm restoration expenses due to the December 2009 winter storm in Tennessee, Virginia and West Virginia. We plan to seek recovery of these expenses.
  - A $32 million increase in demand side management, energy efficiency and vegetation management programs.
  - A $29 million increase in recoverable transmission service expenses.
  - A $14 million increase due to the completion of reliability deferrals in Virginia in December 2008 and the decrease of environmental deferrals in Virginia in 2009.

  These increases were partially offset by:
  - A $67 million decrease in distribution and customer account expenses.
  - A $51 million decrease in transmission expenses related to cost recovery rider amortization in Ohio and rate adjustment clause deferrals in Virginia.
  - A $43 million decrease in other operating expenses including lower charitable contributions.
  - A $39 million decrease in RTO fees, forestry and other transmission expenses.
  - A $15 million decrease in plant outage and other plant operating and maintenance expenses, including lower removal costs.
- Depreciation and Amortization increased $111 million primarily due to higher depreciable property balances as the result of environmental improvements placed in service at OPCo and various other property additions and higher depreciation rates for OPCo related to shortened depreciable lives for certain generating facilities.
- Interest and Investment Income decreased $38 million primarily due to lower interest income related to federal income tax refunds filed with the IRS and the recognition of other-than-temporary losses related to equity investments held by our protected cell of EIS in 2009.
- Carrying Costs Income decreased $36 million primarily due to the completion of reliability deferrals in Virginia in December 2008 and the decrease of environmental deferrals in Virginia in 2009.
- Allowance for Equity Funds Used During Construction increased $37 million as a result of construction at SWEPCo's Turk Plant and Stall Unit and the reapplication of "Regulated Operations" accounting guidance for the generation portion of SWEPCo's Texas retail jurisdiction effective April 2009.
- Interest Expense increased $1 million primarily due to a $52 million increase in interest expense related to increased long-term debt borrowings partially offset by interest expense of $47 million recorded in 2008 related to the 2008 SIA adjustment for off-system sales margins in accordance with the FERC's 2008 order.
- Income Tax Expense increased $38 million primarily due to an increase in pretax book income offset by the regulatory accounting treatment of state income taxes and other book/tax differences which are accounted for on a flow-through basis.

Reconciliation of Year Ended December 31, 2007 to Year Ended December 31, 2008
Income from Utility Operations Before Discontinued Operations and Extraordinary Loss
(in millions)

Year Ended December 31, 2007		$ 1,040
Changes in Gross Margin:		
Retail Margins	159	
Off-system Sales	(90)	
Transmission Revenues	33	
Other Revenues	25	
Total Change in Gross Margin		127
Total Expenses and Other:		
Other Operation and Maintenance	35	
Gain on Dispositions of Assets, Net	(19)	
Depreciation and Amortization	33	
Taxes Other Than Income Taxes	(1)	
Interest and Investment Income	21	
Carrying Costs Income	32	
Allowance for Equity Funds Used During Construction	12	
Interest Expense	(131)	
Equity Earnings of Unconsolidated Subsidiaries	3	
Total Expenses and Other		(15)
Income Tax Expense		(29)
Year Ended December 31, 2008		$ 1,123

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $159 million primarily due to the following:
  - A $206 million increase related to net rate increases implemented in our Ohio jurisdictions, a $53 million increase related to recovery of E&R costs in Virginia and construction financing costs in West Virginia, a $25 million net increase in rates in Oklahoma, a $21 million increase in base rates in Texas and an $18 million increase in base rates in Virginia.
  - A $99 million net increase due to adjustments recorded in 2007 related to the 2007 Virginia base rate case which included a second quarter 2007 provision for revenue refund.
  - A $50 million increase related to increased usage by Ormet, an industrial customer in Ohio.
  - A $40 million net increase due to favorable coal contract amendments in 2008.
  - A $17 million increase due to a 2007 provision related to a SWEPCo Texas fuel reconciliation proceeding.
  - An $8 million increase in sales to municipal and cooperative customers, primarily in CSPCo's service territory.

  These increases were partially offset by:
  - A $186 million increase in fuel expense in Ohio. CSPCo and OPCo did not have active fuel clauses in 2008 and 2007.
  - A $102 million decrease due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.
  - A $65 million decrease in usage primarily due to a 26% decrease in cooling degree days in our eastern region and a 10% decrease in cooling degree days in our western region.
  - A $40 million net decrease in retail sales primarily due to lower industrial sales in Indiana, Ohio and Virginia as a result of the economic slowdown in the second half of 2008.

- Margins from Off-system Sales decreased $90 million primarily due to the following:
  - A $45 million decrease due to higher trading margins realized in 2007 and the favorable effects of a fuel reconciliation in our western service territory in 2007. This decrease was partially offset by higher physical off-system sales in our eastern territory as the result of higher realized prices and higher PJM capacity revenues.
  - A $46 million decrease primarily due to an increase in sharing of off-system sales margins with customers resulting from a full year of sharing in Virginia in 2008 compared to one quarter of sharing in 2007.
- Transmission Revenues increased $33 million primarily due to increased rates.
- Other Revenues increased $25 million primarily due to increased third-party engineering and construction work, an increase in pole attachment revenue and an unfavorable provision for TCC for the refund of bonded rates recorded in 2007.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $35 million primarily due to the following:
  - An $84 million decrease due to distribution expense recorded in 2007 for ice storm costs incurred in January and December 2007 and a $74 million decrease related to the deferral of these costs in the first quarter of 2008.
  - A $77 million decrease related to the recording of NSR settlement costs in September 2007.
  - A $9 million decrease related to the establishment of a regulatory asset in the third quarter of 2008 for Virginia's share of previously expensed NSR settlement costs.
  These decreases were partially offset by:
  - A $60 million increase in recoverable PJM expenses in Ohio.
  - A $38 million increase in tree trimming, reliability and other transmission and distribution expenses.
  - A $28 million increase in generation plant operations and maintenance expense.
  - A $28 million increase in recoverable customer account expenses related to the Universal Service Fund for Ohio customers who qualify for payment assistance.
  - A $22 million increase due to storm costs incurred in 2008 by SWEPCo and I&M.
  - A $13 million increase in maintenance expense at the Cook Plant.
  - A $12 million increase due to the amortization of deferred 2007 Oklahoma ice storm costs in 2008.
  - A $10 million increase related to the write-off of the unrecoverable pre-construction costs for PSO's cancelled Red Rock Generating Facility in the first quarter of 2008.
- Gain on Dispositions of Assets, Net decreased $19 million primarily due to the expiration of the earnings sharing agreement with Centrica from the sale of our Texas REPs in 2002. In 2007, we received the final earnings sharing payment of $20 million.
- Depreciation and Amortization expense decreased $33 million primarily due to lower commission-approved depreciation rates in Indiana, Michigan, Oklahoma and Texas and lower Ohio regulatory asset amortization, partially offset by higher depreciable property balances and prior year adjustments related to the Virginia base rate case.
- Interest and Investment Income increased $21 million primarily due to the favorable effect of claims for refund filed with the IRS.
- Carrying Costs Income increased $32 million primarily due to increased cost deferrals in Virginia and Oklahoma.
- Allowance for Equity Funds Used During Construction increased $12 million primarily due to various generation projects under construction.
- Interest Expense increased $131 million primarily due to additional debt issued and higher interest rates on variable rate debt and interest expense of $47 million on off-system sales margins in accordance with the FERC's order related to the SIA.
- Income Tax Expense increased $29 million due to an increase in pretax income.

AEP RIVER OPERATIONS

2009 Compared to 2008

Income Before Discontinued Operations and Extraordinary Loss from our AEP River Operations segment decreased from $55 million in 2008 to $47 million in 2009 primarily due to lower revenues as a result of a weak import market.

2008 Compared to 2007

Income Before Discontinued Operations and Extraordinary Loss from our AEP River Operations segment decreased from $61 million in 2007 to $55 million in 2008 primarily due to rising diesel fuel prices, travel restrictions caused by significant flooding on various internal waterways throughout 2008, the impact of Hurricanes Ike and Gustav and other adverse operating conditions. Additionally, decreases in import demand and grain export demand resulted in lower freight demand as a result of a slowing U.S. economy.

GENERATION AND MARKETING

2009 Compared to 2008

Income Before Discontinued Operations and Extraordinary Loss from our Generation and Marketing segment decreased from $65 million in 2008 to $41 million in 2009 primarily due to lower gross margins at the Oklaunion Generating Station as a result of lower power prices in ERCOT and decreased generation from our wind farms.

2008 Compared to 2007

Income Before Discontinued Operations and Extraordinary Loss from our Generation and Marketing segment decreased from $67 million in 2007 to $65 million in 2008 primarily due to the sale in 2007 of our equity investment in Sweeny and related contracts which resulted in $37 million of after-tax income offset by higher gross margins from marketing activities and improved plant performance and hedging activities from our share of the Oklaunion Generating Station.

ALL OTHER

2009 Compared to 2008

Income Before Discontinued Operations and Extraordinary Loss from All Other decreased from income of $133 million in 2008 to a loss of $47 million in 2009. In 2008, we had after-tax income of $164 million from a litigation settlement of a purchase power and sale agreement with TEM.

2008 Compared to 2007

Income Before Discontinued Operations and Extraordinary Loss from All Other increased from a loss of $15 million in 2007 to income of $133 million in 2008. In 2008, we had after-tax income of $164 million from a litigation settlement of a purchase power and sale agreement with TEM.

AEP SYSTEM INCOME TAXES

2009 Compared to 2008

Income Tax Expense decreased $67 million between 2008 and 2009 primarily due to a decrease in pretax book income and the regulatory accounting treatment of state income taxes and other book/tax differences which are accounted for on a flow-through basis.

2008 Compared to 2007

Income Tax Expense increased $126 million between 2007 and 2008 primarily due to an increase in pretax book income.

FINANCIAL CONDITION

We measure our financial condition by the strength of our balance sheet and the liquidity provided by our cash flows. During 2009, we maintained our strong financial condition as reflected by our issuances of $1.64 billion (net proceeds) of AEP common stock in April and $2.3 billion of long-term debt primarily to pay our 2008 draws on the credit facilities, fund our construction program and refinance debt maturities. These issuances help to support our investment grade ratings and maintain financial flexibility.

DEBT AND EQUITY CAPITALIZATION

	December 31,			
	2009		**2008**	
	($ in millions)			
Long-term Debt, including amounts due within one year	$ 17,498	56.8%	$ 15,983	55.6%
Short-term Debt	126	0.4	1,976	6.9
Total Debt	17,624	57.2	17,959	62.5
Preferred Stock of Subsidiaries	61	0.2	61	0.2
AEP Common Equity	13,140	42.6	10,693	37.2
Noncontrolling Interests	-	-	17	0.1
Total Debt and Equity Capitalization	$ 30,825	100.0%	$ 28,730	100.0%

Our ratio of debt to total capital improved from 62.5% to 57.2% in 2009 due to the issuance of common shares and the application of the proceeds to reduce debt. Our 2009 financing activities and prudent management of capital expenditures during the current economic conditions will reduce our expected 2010 capital market requirements and continue to strengthen our balance sheet.

Approximately $1.6 billion of our $17 billion of outstanding long-term debt will mature in 2010, excluding payments due for securitization bonds which we recover directly from ratepayers. In September 2009, OPCo issued $500 million of 5.375% senior unsecured notes which will be used to pay at maturity some of its outstanding debt due in 2010. We believe that our projected cash flows from operating activities are sufficient to support our ongoing operations. Our debt matures in 2010 as follows:

	(in millions)
First Quarter	$ 498
Second Quarter	703
Third Quarter	12
Fourth Quarter	375

LIQUIDITY

Liquidity, or access to cash, is an important factor in determining our financial stability. We believe we have adequate liquidity under our existing credit facilities. At December 31, 2009, we had $3.6 billion in aggregate credit facility commitments to support our operations. Additional liquidity is available from cash from operations and a sale of receivables agreement. We are committed to maintaining adequate liquidity. We generally use short-term borrowings to fund working capital needs, property acquisitions and construction until long-term funding is arranged. Sources of long-term funding include issuance of long-term debt, sale-leaseback or leasing agreements or common stock.

Credit Facilities

We manage our liquidity by maintaining adequate external financing commitments. At December 31, 2009, our available liquidity was approximately $3.4 billion as illustrated in the table below:

	Amount	Maturity
	(in millions)	
Commercial Paper Backup:		
Revolving Credit Facility	$ 1,500	March 2011
Revolving Credit Facility	1,454	April 2012
Revolving Credit Facility	627	April 2011
Total	3,581	
Cash and Cash Equivalents	490	
Total Liquidity Sources	4,071	
Less: AEP Commercial Paper Outstanding	119	
Letters of Credit Issued	568	
Net Available Liquidity	$ 3,384	

We have credit facilities totaling $3.6 billion, of which two $1.5 billion credit facilities support our commercial paper program. The two $1.5 billion credit facilities allow for the issuance of up to $750 million as letters of credit under each credit facility. We also have a $627 million credit facility which can be utilized for letters of credit or draws.

We use our commercial paper program to meet the short-term borrowing needs of our subsidiaries. The program is used to fund both a Utility Money Pool, which funds the utility subsidiaries, and a Nonutility Money Pool, which funds the majority of the nonutility subsidiaries. In addition, the program also funds, as direct borrowers, the short-term debt requirements of other subsidiaries that are not participants in either money pool for regulatory or operational reasons. In 2009, we repaid the $2 billion borrowed in 2008 under the credit facilities. The maximum amount of commercial paper outstanding during 2009 was $614 million. The weighted-average interest rate for our commercial paper during 2009 was 0.61%.

Sale of Receivables

In 2009, we renewed our sale of receivables agreement through July 2010. The sale of receivables agreement provides a commitment of $750 million from banks and commercial paper conduits to purchase receivables. We intend to extend or replace the sale of receivables agreement at maturity.

Debt Covenants and Borrowing Limitations

Our revolving credit agreements contain certain covenants and require us to maintain our percentage of debt to total capitalization at a level that does not exceed 67.5%. The method for calculating our outstanding debt and other capital is contractually defined in our revolving credit agreements. At December 31, 2009, this contractually-defined percentage was 53.9%. Nonperformance of these covenants could result in an event of default under these credit agreements. At December 31, 2009, we complied with all of the covenants contained in these credit agreements. In addition, the acceleration of our payment obligations or the obligations of certain of our major subsidiaries prior to maturity under any other agreement or instrument relating to debt outstanding in excess of $50 million would cause an event of default under these credit agreements and in a majority of our non-exchange traded commodity contracts, which would permit the lenders and counterparties to declare the outstanding amounts payable. However, a default under our non-exchange traded commodity contracts does not cause an event of default under our revolving credit agreements.

The revolving credit facilities do not permit the lenders to refuse a draw on any facility if a material adverse change occurs.

Utility Money Pool borrowings and external borrowings may not exceed amounts authorized by regulatory orders. At December 31, 2009, we had not exceeded those authorized limits.

Dividend Policy and Restrictions

We have declared common stock dividends payable in cash in each quarter since July 1910, representing 399 consecutive quarters. The Board of Directors declared a quarterly dividend of $0.41 per share in January 2010. Future dividends may vary depending upon our profit levels, operating cash flows and capital requirements, as well as financial and other business conditions existing at the time. We have the option to defer interest payments on the AEP Junior Subordinated Debentures for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock. We believe that these restrictions will not have a material effect on our cash flows, financial condition or limit any dividend payments in the foreseeable future.

Credit Ratings

Our credit ratings as of December 31, 2009 were as follows:

	Moody's	**S&P**	**Fitch**
AEP Short Term Debt	P-2	A-2	F-2
AEP Senior Unsecured Debt	Baa2	BBB	BBB

In 2009, Moody's:

- Placed AEP on negative outlook.
- Downgraded TNC to Baa2 and placed it on stable outlook.
- Changed the rating outlook for APCo from negative to stable.
- Downgraded SWEPCo to Baa3 and placed it on stable outlook.
- Downgraded OPCo to Baa1 and placed it on stable outlook.

In 2009, Fitch:

- Changed its rating outlook for SWEPCo and TCC from stable to negative.
- Downgraded APCo's senior unsecured rating to BBB and placed it on stable outlook.

If we receive a downgrade in our credit ratings by one of the rating agencies listed above, our borrowing costs could increase and access to borrowed funds could be negatively affected.

CASH FLOW

Managing our cash flows is a major factor in maintaining our liquidity strength.

	Years Ended December 31,		
	2009	**2008**	**2007**
	(in millions)		
Cash and Cash Equivalents at Beginning of Period	$ 411	$ 178	$ 301
Net Cash Flows from Operating Activities	2,475	2,581	2,394
Net Cash Flows Used for Investing Activities	(2,916)	(4,027)	(3,921)
Net Cash Flows from Financing Activities	520	1,679	1,404
Net Increase (Decrease) in Cash and Cash Equivalents	79	233	(123)
Cash and Cash Equivalents at End of Period	$ 490	$ 411	$ 178

Cash from operations, combined with a bank-sponsored receivables purchase agreement and short-term borrowings, provides working capital and allows us to meet other short-term cash needs.

Operating Activities

	2009	2008	2007
	Years Ended December 31,		
	(in millions)		
Net Income	$ 1,365	$ 1,388	$ 1,098
Less: Discontinued Operations, Net of Tax	-	(12)	(24)
Income Before Discontinued Operations	1,365	1,376	1,074
Depreciation and Amortization	1,597	1,483	1,513
Other	(487)	(278)	(193)
Net Cash Flows from Operating Activities	$ 2,475	$ 2,581	$ 2,394

Net Cash Flows from Operating Activities were $2.5 billion in 2009 consisting primarily of Income Before Discontinued Operations of $1.4 billion and $1.6 billion of noncash Depreciation and Amortization. Other changes represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. Significant changes in other items include the negative impact on cash of an increase in coal inventory reflecting decreased customer demand for electricity, an increase in under-recovered fuel primarily in Ohio and West Virginia and an increase in accrued tax benefits resulting from a net income tax operating loss in 2009. Deferred Income Taxes increased primarily due to the American Recovery and Reinvestment Act of 2009 extending bonus depreciation provisions, a change in tax accounting method and an increase in tax versus book temporary differences from operations.

Net Cash Flows from Operating Activities were $2.6 billion in 2008 consisting primarily of Income Before Discontinued Operations of $1.4 billion and $1.5 billion of noncash Depreciation and Amortization. Other changes represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. Net Cash Flows from Operating Activities increased in 2008 due to the TEM settlement. Under-recovered fuel costs and fuel, materials and supplies inventories increased working capital requirements due to the higher cost of coal and natural gas. Deferred Income Taxes increased primarily due to the enactment of the Economic Stimulus Act which enhanced expensing provisions for certain assets placed in service in 2008 and provided for a 50% bonus depreciation provision for certain assets placed in service in 2008.

Net Cash Flows from Operating Activities were $2.4 billion in 2007 consisting primarily of Income Before Discontinued Operations of $1.1 billion and $1.5 billion of noncash Depreciation and Amortization. Other changes represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. Significant changes in other items resulted in lower cash from operations due to increased accounts receivable of $113 million for new contracts in the generation and marketing segment and increased utility segment receivables and the CTC refunds in Texas.

Investing Activities

	2009	2008	2007
	Years Ended December 31,		
	(in millions)		
Construction Expenditures	$ (2,792)	$ (3,800)	$ (3,556)
Acquisitions of Assets	(104)	(160)	(512)
Proceeds from Sales of Assets	278	90	222
Other	(298)	(157)	(75)
Net Cash Flows Used for Investing Activities	$ (2,916)	$ (4,027)	$ (3,921)

Net Cash Flows Used for Investing Activities were $2.9 billion in 2009 primarily due to Construction Expenditures for our new generation, environmental and distribution investment plan. Proceeds from Sales of Assets in 2009 includes $104 million relating to the sale of a portion of Turk Plant to joint owners as planned and $95 million for sales of Texas transmission assets to ETT.

Net Cash Flows Used for Investing Activities were $4 billion in 2008 primarily due to Construction Expenditures for distribution, environmental and new generation investment.

Net Cash Flows Used for Investing Activities were $3.9 billion in 2007 primarily due to Construction Expenditures for our environmental, distribution and new generation investment plan and purchases of gas-fired generating units.

Financing Activities

	Years Ended December 31,		
	2009	**2008**	**2007**
	(in millions)		
Issuance of Common Stock, Net	$ 1,728	$ 159	$ 144
Issuance/Retirement of Debt, Net	(360)	2,266	1,902
Dividends Paid on Common Stock	(758)	(666)	(636)
Other	(90)	(80)	(6)
Net Cash Flows from Financing Activities	$ 520	$ 1,679	$ 1,404

Net Cash Flows from Financing Activities in 2009 were $520 million. Issuance of Common Stock, Net of $1.7 billion is comprised of our issuance of 69 million shares of common stock with net proceeds of $1.64 billion and additional shares through our dividend reinvestment, employee savings and incentive programs. Our net debt retirements were $360 million. The net retirements included the repayment of $2 billion outstanding under our credit facilities and retirement of $816 million of long-term debt and issuances of $1.9 billion of senior unsecured and debt notes and $431 million of pollution control bonds. We paid common stock dividends of $758 million.

Net Cash Flows from Financing Activities were $1.7 billion in 2008 primarily due to the borrowing under our credit facility to provide liquidity during the 2008 credit market. We paid common stock dividends of $666 million.

Net Cash Flows from Financing Activities were $1.4 billion in 2007 primarily from issuance of debt to fund our construction program. We paid common stock dividends of $636 million.

The following financing activities occurred during 2009:

AEP Common Stock:

- In April 2009, we issued 69 million shares of common stock with net proceeds of $1.64 billion.
- During 2009, we issued 3 million shares of common stock under our incentive compensation, employee savings and dividend reinvestment plans and received net proceeds of $88 million.

Debt:
- During 2009, we issued approximately $2.3 billion of long-term debt, including $1.7 billion of senior notes at interest rates ranging from 5.15% to 8.13%, $431 million of pollution control revenue bonds ($104 million at variable rates and $327 million at fixed interest rates ranging from 3.875% to 6.3%) and $196 million of notes at interest rates ranging from 5.44% to 8.03%. The proceeds from these issuances were used to fund long-term debt maturities and our construction programs.
- During 2009, we entered into $400 million of interest rate derivatives and settled $421 million of such transactions. The settlements resulted in net cash receipts of $20 million. As of December 31, 2009, we had in place interest rate derivatives designated as cash flow hedges with a notional amount of $79 million in order to hedge risk exposure of variable interest rate debt.
- At December 31, 2009, we had credit facilities totaling $3 billion to support our commercial paper program and short-term borrowing. As of December 31, 2009, we had $119 million of commercial paper outstanding. For the corporate borrowing program, the maximum amount of commercial paper outstanding during the year was $614 million in June 2009 and the weighted average interest rate of commercial paper outstanding during the year was 0.61%.

In 2010:
- In January 2010, TCC retired $86 million of its outstanding Securitization Bonds.
- We expect to refinance approximately $1.2 billion of the $1.6 billion of long-term debt that will mature in 2010.

BUDGETED CONSTRUCTION EXPENDITURES

We forecast approximately $2.2 billion of construction expenditures for 2010. Estimated construction expenditures are subject to periodic review and modification and may vary based on the ongoing effects of regulatory constraints, environmental regulations, business opportunities, market volatility, economic trends, weather, legal reviews and the ability to access capital. These construction expenditures will be funded through cash flows from operations and financing activities.

OFF-BALANCE SHEET ARRANGEMENTS

Under a limited set of circumstances, we enter into off-balance sheet arrangements for various reasons including accelerating cash collections, reducing operational expenses and spreading risk of loss to third parties. Our current guidelines restrict the use of off-balance sheet financing entities or structures to traditional operating lease arrangements and sales of customer accounts receivable that we enter in the normal course of business. The following identifies significant off-balance sheet arrangements:

AEP Credit

AEP Credit has a sale of receivables agreement with bank conduits. Under the sale of receivables agreement, AEP Credit sells an interest in a portion of the receivables it acquires from affiliated utilities to the bank conduits and receives cash. We have no ownership interest in the conduits and, in accordance with GAAP, are not required to consolidate these entities. AEP Credit continues to service the receivables. This off-balance sheet transaction was entered to allow AEP Credit to repay its outstanding debt obligations, continue to purchase our operating companies' receivables and accelerate cash collections.

AEP Credit's sale of receivables agreement expires in July 2010. We intend to extend or replace the sale of receivables agreement. The sale of receivables agreement provides commitments of $750 million to purchase receivables from AEP Credit. At December 31, 2009, AEP Credit had $631 million of receivable sales outstanding. For the remaining receivables left unsold to the bank conduits, AEP Credit maintains an interest in the receivables and this interest is pledged as collateral for the collection of receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivables less an allowance for anticipated uncollectible accounts. See "SFAS 166 "Accounting for Transfers of Financial Assets" (SFAS 166)" section of Note 2.

Rockport Plant Unit 2

AEGCo and I&M entered into a sale and leaseback transaction in 1989 with Wilmington Trust Company (Owner Trustee), an unrelated unconsolidated trustee for Rockport Plant Unit 2 (the Plant). The Owner Trustee was capitalized with equity from six owner participants with no relationship to AEP or any of its subsidiaries and debt from a syndicate of banks and certain institutional investors. The future minimum lease payments for each company are $960 million as of December 31, 2009.

The gain from the sale was deferred and is being amortized over the term of the lease, which expires in 2022. The Owner Trustee owns the Plant and leases it to AEGCo and I&M. Our subsidiaries account for the lease as an operating lease with the future payment obligations included in Note 13. The lease term is for 33 years with potential renewal options. At the end of the lease term, AEGCo and I&M have the option to renew the lease or the Owner Trustee can sell the Plant. We, as well as our subsidiaries, have no ownership interest in the Owner Trustee and do not guarantee its debt.

Railcars

In June 2003, we entered into an agreement with BTM Capital Corporation, as lessor, to lease 875 coal-transporting aluminum railcars. The initial lease term was five years with three consecutive five-year renewal periods for a maximum lease term of twenty years. We intend to maintain the lease for the full lease term of twenty years via the renewal options. The lease is accounted for as an operating lease. The future minimum lease obligation is $40 million for the remaining railcars as of December 31, 2009. Under a return-and-sale option, the lessor is guaranteed that the sale proceeds will equal at least a specified lessee obligation amount which declines with each five year renewal. At December 31, 2009, the maximum potential loss was approximately $25 million ($17 million, net of tax) assuming the fair market value of the equipment is zero at the end of the current five-year lease term. However, we believe that the fair market value would produce a sufficient sales price to avoid any loss. We have other railcar lease arrangements that do not utilize this type of financing structure.

SUMMARY OBLIGATION INFORMATION

Our contractual cash obligations include amounts reported on the Consolidated Balance Sheets and other obligations disclosed in our footnotes. The following table summarizes our contractual cash obligations at December 31, 2009:

Payments Due by Period
(in millions)

Contractual Cash Obligations	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Short-term Debt (a)	$ 126	$ -	$ -	$ -	$ 126
Interest on Fixed Rate Portion of Long-term Debt (b)	976	1,809	1,632	9,994	14,411
Fixed Rate Portion of Long-term Debt (c)	1,341	1,380	2,120	11,713	16,554
Variable Rate Portion of Long-term Debt (d)	400	85	100	425	1,010
Capital Lease Obligations (e)	85	116	58	147	406
Noncancelable Operating Leases (e)	334	646	462	1,538	2,980
Fuel Purchase Contracts (f)	3,087	4,370	2,484	7,873	17,814
Energy and Capacity Purchase Contracts (g)	82	144	195	1,161	1,582
Construction Contracts for Capital Assets (h)	464	958	930	-	2,352
Total	$ 6,895	$ 9,508	$ 7,981	$ 32,851	$ 57,235

(a) Represents principal only excluding interest.
(b) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2009 and do not reflect anticipated future refinancing, early redemptions or debt issuances.
(c) See "Long-term Debt" section of Note 14. Represents principal only excluding interest.
(d) See "Long-term Debt" section of Note 14. Represents principal only excluding interest. Variable rate debt had interest rates that ranged between 0.20% and 0.82% at December 31, 2009.
(e) See Note 13.
(f) Represents contractual obligations to purchase coal, natural gas and other consumables as fuel for electric generation along with related transportation of the fuel.
(g) Represents contractual obligations for energy and capacity purchase contracts.
(h) Represents only capital assets that are contractual obligations. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

Our $110 million liability related to uncertainty in Income Taxes is not included above because we cannot reasonably estimate the cash flows by period.

Our pension funding requirements are not included in the above table. As of December 31, 2009, we expect to make contributions to our pension plans totaling $160 million in 2010. Estimated contributions of $286 million in 2011 and $296 million in 2012 may vary significantly based on market returns, changes in actuarial assumptions and other factors.

In addition to the amounts disclosed in the contractual cash obligations table above, we make additional commitments in the normal course of business. These commitments include standby letters of credit, guarantees for the payment of obligation performance bonds and other commitments. At December 31, 2009, our commitments outstanding under these agreements are summarized in the table below:

Amount of Commitment Expiration Per Period
(in millions)

Other Commercial Commitments	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Standby Letters of Credit (a)	$ 568	$ -	$ -	$ -	$ 568
Guarantees of the Performance of Outside Parties (b)	-	-	-	65	65
Guarantees of Our Performance (c)	507	1,086	-	31	1,624
Total Commercial Commitments	$ 1,075	$ 1,086	$ -	$ 96	$ 2,257

(a) We enter into standby letters of credit (LOCs) with third parties. These LOCs cover items such as gas and electricity risk management contracts, construction contracts, insurance programs, security deposits, debt service reserves and variable rate Pollution Control Bonds. AEP, on behalf of our subsidiaries, and/or the subsidiaries issued all of these LOCs in the ordinary course of business. There is no collateral held in relation to any guarantees in excess of our ownership percentages. In the event any LOC is drawn, there is no recourse to third parties. The maximum future payments of these LOCs are $568 million with maturities ranging from January 2010 to December 2010. See "Letters of Credit" section of Note 6.
(b) See "Guarantees of Third-Party Obligations" section of Note 6.
(c) We issued performance guarantees and indemnifications for energy trading and various sale agreements.

THE AMERICAN RECOVERY AND REINVESTMENT ACT OF 2009

The American Recovery and Reinvestment Act of 2009 provided for several new grant programs and expanded tax credits and an extension of the 50% bonus depreciation provision enacted in the Economic Stimulus Act of 2008. The enacted provisions did not have a material impact on net income or financial condition. However, the bonus depreciation contributed to the 2009 federal, state and local net income tax operating loss, which will result in a future cash flow benefit.

In 2009, APCo received approval for $334 million in federal grant funding from the United States Department of Energy (DOE) for a new commercial scale project at the Mountaineer Plant to capture and store carbon. CSPCo received approval for $75 million in federal grant funding from the DOE for the gridSMART[SM] demonstration program. These grants will provide capital to reduce the ultimate cost to our customers. Management is still negotiating terms of these grants with the DOE.

TRANSMISSION INITIATIVES

AEP Transmission Company, LLC (Utility Operations segment)

In 2006, we formed the AEP Transmission Company, LLC (AEP Transco). In 2009, AEP Transco formed seven wholly-owned transmission companies. AEP Transco is the holding company for the seven new transmission companies. These seven companies consist of:

- AEP Appalachian Transmission Company, Inc. (covering Virginia and Tennessee)
- AEP West Virginia Transmission Company, Inc.
- AEP Indiana Michigan Transmission Company, Inc.
- AEP Kentucky Transmission Company, Inc.
- AEP Ohio Transmission Company, Inc.
- AEP Oklahoma Transmission Company, Inc.
- AEP Southwestern Transmission Company, Inc. (covering Arkansas and Louisiana)

In December 2009, AEP, on behalf of these seven companies, filed formula rate requests with the FERC for transmission services under the PJM Open Access Transmission Tariff (OATT) and SPP OATT , as applicable, and to implement a transmission cost of service formula rate.

Starting in 2010, AEP Transco, through its seven subsidiaries, will make appropriate state regulatory filings and begin developing and owning new transmission assets that are physically connected to AEP's existing system. AEPSC and various AEP subsidiaries will provide services to AEP Transco. AEP Transco will not have any employees.

Joint Venture Initiatives (Utility Operations segment)

AEP is currently participating in the following joint venture initiatives:

Project Name	Location	Projected Completion Date	Owners (Ownership %)	Total Estimated Project Costs at Completion	AEP's Equity Method Investment at December 31, 2009	Approved Return on Equity
				(in thousands)		
ETT	Texas (ERCOT)	2017	MEHC Texas Transco, LLC (50%) AEP (50%)	$ 3,097,000 (a) $	53,496	9.96%
PATH (b)	Ohio/West Virginia	2014 (c)	Allegheny Energy (50%) AEP (50%)	1,800,000 (d)	15,763	14.3%
Tallgrass	Oklahoma	2013	OGE Energy (50%) ETA (50%) (e)	500,000	624	12.8%
Prairie Wind	Kansas	2013	Westar Energy (50%) ETA (50%) (e)	400,000	650	12.8%
Pioneer	Indiana	2015	Duke Energy (50%) AEP (50%)	1,000,000	-	12.54%

(a) In addition to ETT's current total estimated project costs of $3.1 billion, ETT plans to invest in additional transmission projects in ERCOT over the next several years. Future projects will be evaluated on a case-by-case basis. See "ETT 2007 Formation Appeal" section of Note 4.

(b) In September 2007, AEP Transmission Holding Company, LLC and AET PATH Company, LLC, a subsidiary of Allegheny Energy, Inc., formed a joint venture by creating Potomac-Appalachian Transmission Highline, LLC (PATH) and its subsidiaries. The PATH subsidiaries will operate as transmission utilities owning certain electric transmission assets within PJM.

(c) In December 2009, PJM released preliminary findings that the projected completion date may be pushed back based on voltage and service needs. A final report is expected in June 2010.

(d) PATH consists of the "Ohio Series" and the "West Virginia Series," both owned equally by subsidiaries of Allegheny Energy Inc. and AEP, and the "Allegheny Series" which is wholly-owned by a subsidiary of Allegheny Energy Inc. The total project is estimated to cost approximately $1.8 billion. AEP's estimated share of the project cost is approximately $600 million.

(e) Electric Transmission America, LLC (ETA) is a 50/50 joint venture with MidAmerican Energy Holdings Company (MEHC) America Transco, LLC and AEP Transmission Holding Company, LLC. ETA will be utilized as a vehicle to invest in selected transmission projects located in North America, outside of ERCOT. AEP Transmission Holding Company, LLC owns 25% of Tallgrass and Prairie Wind through its ownership interest in ETA.

SIGNIFICANT FACTORS

REGULATORY ISSUES

Ohio Electric Security Plan Filings

During 2009, the PUCO issued an order that modified and approved CSPCo's and OPCo's ESPs that established rates through 2011. The order also limits rate increases for CSPCo to 7% in 2009, 6% in 2010 and 6% in 2011 and for OPCo to 8% in 2009, 7% in 2010 and 8% in 2011. The order provides a FAC for the three-year period of the ESP. Several notices of appeal are outstanding at the Supreme Court of Ohio and an order is expected from the PUCO related to the SEET methodology. See "Ohio Electric Security Plan Filings" section of Note 4.

Cook Plant Unit 1 Fire and Shutdown

In September 2008, I&M shut down Cook Plant Unit 1 (Unit 1) due to turbine vibrations, caused by blade failure, which resulted in a fire on the electric generator. Management believes that I&M should recover a significant portion of repair and replacement costs through the turbine vendor's warranty, insurance and the regulatory process. Upon receipt of accidental insurance proceeds, I&M mitigated the incremental fuel cost of replacement power to ratepayers. I&M repaired Unit 1 and it resumed operations in December 2009 at reduced power. The Unit 1 rotors were repaired and reinstalled due to the extensive lead time required to manufacture and install new turbine rotors. As a result, the replacement of the repaired turbine rotors and other equipment is scheduled for the Unit 1 planned outage in the fall of 2011. See "Cook Plant Unit 1 Fire and Shutdown" section of Note 6.

Texas Restructuring Appeals

Pursuant to PUCT restructuring orders, TCC securitized net recoverable stranded generation costs of $2.5 billion and is recovering the principal and interest on the securitization bonds through the end of 2020. TCC also refunded net other true-up regulatory liabilities of $375 million during the period October 2006 through June 2008 via a CTC credit rate rider. After a ruling from the Texas District Court and the Texas Court of Appeals, TCC, the PUCT and intervenors filed petitions for review with the Texas Supreme Court. See "Texas Restructuring Appeals" section of Note 4.

Turk Plant

SWEPCo is currently constructing the Turk Plant, a new base load 600 MW pulverized coal ultra-supercritical generating unit in Arkansas, which is expected to be in-service in 2012. SWEPCo owns 73% of the Turk Plant and will operate the completed facility. The Turk Plant is currently estimated to cost $1.6 billion, excluding AFUDC, with SWEPCo's share estimated to cost $1.2 billion, excluding AFUDC. Notices of appeal are outstanding at the Arkansas Supreme Court and the Circuit Court of Hempstead County, Arkansas. Complaints are also outstanding at the LPSC and the Federal District Court for the Western District of Arkansas. See "Turk Plant" section of Note 4.

LITIGATION

In the ordinary course of business, we are involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, we cannot state what their eventual outcome will be, or what the timing of the amount of any loss, fine or penalty may be. We assess the probability of loss for each contingency and accrue a liability for cases that have a probable likelihood of loss if the loss can be estimated. For details on our regulatory proceedings and pending litigation see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect our net income.

Environmental Litigation

The Federal EPA, a number of states and certain special interest groups filed complaints alleging that APCo, CSPCo, I&M and OPCo modified certain units at their coal-fired generating plants in violation of the NSR requirements of the CAA. In 2007, we settled this litigation by a consent decree with the Federal EPA, the United States Department of Justice, the states and the special interest groups. Under the consent decree, we agreed to annual SO_2 and NO_x emission caps for sixteen coal-fired power plants located in Indiana, Kentucky, Ohio, Virginia and West Virginia. We agreed to install FGD equipment at Big Sandy and at Muskingum River Plants no later than the end of 2015 and selective catalytic reduction and FGD emissions control equipment at Rockport Plant no later than the end of 2017 and 2019 for Unit 1 and Unit 2, respectively.

ENVIRONMENTAL ISSUES

We are implementing a substantial capital investment program and incurring additional operational costs to comply with environmental control requirements. The most significant source is the CAA's requirements to reduce emissions of SO_2, NO_x and PM from fossil fuel-fired power plants.

We are engaged in litigation about environmental issues, have been notified of potential responsibility for the clean-up of contaminated sites and incur costs for disposal of SNF and future decommissioning of our nuclear units. We are also engaged in the development of possible future requirements to reduce CO_2 emissions to address concerns about global climate change.

Clean Air Act Requirements

The CAA establishes a comprehensive program to protect and improve the nation's air quality and control sources of air emissions. The states implement and administer many of these programs and could impose additional or more stringent requirements.

The Federal EPA issued the Clean Air Interstate Rule (CAIR) requiring specific reductions in SO_2 and NO_x emissions from power plants. In 2008, the D.C. Circuit Court of Appeals issued a decision remanding CAIR to the Federal EPA. CAIR remains in effect while a new rulemaking is conducted. Nearly all of the states in which our power plants are located are covered by CAIR.

The Federal EPA issued a Clean Air Mercury Rule (CAMR) setting mercury standards for new coal-fired power plants and requiring all states to issue new state implementation plans (SIPs) including mercury requirements for existing coal-fired power plants. The D.C. Circuit Court of Appeals ruled that the Federal EPA's action delisting fossil fuel-fired power plants did not conform to the procedures specified in the CAA, and vacated and remanded the federal rules for both new and existing coal-fired power plants to the Federal EPA.

The Federal EPA issued a Clean Air Visibility Rule (CAVR), detailing how the CAA's best available retrofit technology requirements will be applied to facilities built between 1962 and 1977 that emit more than 250 tons per year of certain pollutants in specific industrial categories, including power plants.

Estimated Air Quality Environmental Investments

The CAIR, CAVR and the consent decree signed to settle the NSR litigation require us to make significant additional investments, some of which are estimable. Our estimates are subject to significant uncertainties and will be affected by any changes in the outcome of several interrelated variables and assumptions, including: the timing of implementation; required levels of reductions; methods for allocation of allowances; and our selected compliance alternatives and their costs. In short, we cannot estimate our compliance costs with certainty and the actual costs to comply could differ significantly from the estimates discussed below.

The CAIR, CAVR and commitments in the consent decree will require installation of additional controls on our power plants through 2019. We plan to install additional scrubbers on 7,300 MW for SO_2 control. From 2010 to 2019, we estimate total environmental investment to meet these requirements of $5.5 billion including investment in scrubbers and other SO_2 equipment of approximately $4.6 billion. These estimates are highly uncertain due to the variability associated with: (1) the states' implementation of these regulatory programs, including the potential for SIPs or federal implementation plans that impose standards more stringent than CAIR; (2) additional rulemaking activities in response to the court decisions remanding the CAIR and CAMR; (3) the actual performance of the pollution control technologies installed on our units; (4) changes in costs for new pollution controls; (5) new generating technology developments; and (6) other factors. Associated operational and maintenance expenses will also increase during those years. We cannot estimate these additional operational and maintenance costs due to the uncertainties described above, but they are expected to be significant.

We will seek recovery of expenditures for pollution control technologies, replacement or additional generation and associated operating costs from customers through our regulated rates (in regulated jurisdictions). We should be able to recover these expenditures through market prices in deregulated jurisdictions. If not, those costs could adversely affect future net income, cash flows and possibly financial condition.

Global Warming

The topics of whether the earth is warming, how much and how fast, what role human activity plays, and what to do about it are very controversial and actively debated. The public policy makers and influencers in Washington and in the 11 states we serve have conflicting views. We are focused on taking, in the short term, actions that we see as prudent, such as improving energy efficiency, investing in developing cost-effective and less carbon-intensive technologies, and evaluating our assets across a range of plausible scenarios and outcomes. We are also active participants in a variety of public policy discussions at state and federal levels, to assure that proposed new requirements are feasible and the economies of the states we serve are not placed at a competitive disadvantage.

We believe that this is a global issue and that the United States should assume a leadership role in developing a new international approach that will address growing emissions of CO_2 and other greenhouse gases (generally referred to as CO_2 in this discussion) from all nations, including developing countries. We support a reasonable approach to CO_2 emission reductions, that recognizes a reliable and affordable electric supply is vital to economic stability, and that allows sufficient time for technology development. We proposed that national and international policy for reasonable CO_2 controls should involve the following principles:

- Comprehensiveness
- Cost-effectiveness
- Realistic emission reduction objectives
- Reliable monitoring and verification mechanisms
- Incentives to develop and deploy CO_2 reduction technologies
- Removal of regulatory or economic barriers to CO_2 emission reductions
- Recognition for early actions/investments in CO_2 reduction/mitigation
- Inclusion of adjustment provisions if largest emitters in developing world do not take action

For additional information on global warming see Part I of the Annual Report under the headings entitled "Business – General – Environmental and Other Matters – Global Warming."

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act (ACES). ACES is a comprehensive energy and climate change bill that includes a number of provisions that would directly affect our business including energy efficiency and renewable electricity standards, funding for carbon capture and sequestration validation projects, CO_2 emission standards for new fossil fuel-fired electric generating plants and an economy-wide cap and trade program for large sources of CO_2 emissions that would reduce emissions by 17% in 2020 and just over 80% by 2050 from 2005 levels. The Senate Environmental and Public Works Committee passed legislation out of committee in September 2009 but it failed to advance to the Senate floor. Until legislation is final, we are unable to predict its impact on net income, cash flows and financial condition.

While comprehensive economy-wide regulation of CO_2 emissions might be achieved through new legislation, several states and interest groups petitioned the Federal EPA to establish CO_2 emission standards under the existing requirements of the CAA. In September 2009, the Federal EPA issued a final mandatory CO_2 reporting rule covering a broad range of facilities emitting in excess of 25,000 tons of CO_2 emissions per year. The Federal EPA issued a final endangerment finding for CO_2 emissions from new motor vehicles in December 2009, and is expected to issue final rules in March 2010. The Federal EPA has also issued a proposed scheme to streamline and phase in regulation of stationary source CO_2 emissions through the NSR's prevention of significant deterioration and CAA's Title V permitting programs. The Federal EPA stated its intent to finalize the permitting rule in conjunction with or following the final motor vehicle rule, and is reconsidering whether to include CO_2 emissions in a number of stationary source standards, including standards that apply to new and modified electric utility units. If substantial CO_2 emission reductions are required, there will be significant increases in capital expenditures and operating costs which would impact the ultimate retirement of older, less-efficient, coal-fired units. To the extent we install additional controls on our generating plants to limit CO_2 emissions and receive regulatory approvals to increase our rates, cost recovery could have a positive effect on future earnings. Prudently incurred capital investments made by our subsidiaries in rate-regulated jurisdictions to comply with legal requirements and benefit customers are generally included in rate base for recovery and earn a return on investment. We would expect these principles to apply to investments made to address new environmental requirements. However, requests for rate increases reflecting these costs can affect us adversely because our regulators could limit the amount or timing of increased costs that we would recover through higher rates. In addition, to the extent our costs are relatively higher than our competitors' costs, such as operators of nuclear generation, it could reduce our off-system sales or cause us to lose customers in jurisdictions that permit customers to choose their supplier of generation service.

Several states have adopted programs that directly regulate CO_2 emissions from power plants, but none of these programs are currently in effect in states where we have generating facilities. Certain of our states have passed legislation establishing renewable energy, alternative energy and/or energy efficiency requirements (including Ohio, Michigan, Texas and Virginia). We are taking steps to comply with these requirements. In order to meet these requirements and as a key part of our corporate sustainability effort, we pledged to increase our wind power by an additional 2,000 MW from 2007 levels by 2011. By the end of 2009, we secured through power purchase agreements an additional 1,013 MW of wind power. To the extent demand for renewable energy from wind power increases, it could have a positive effect on future earnings from our transmission activities. For example, a project in Texas would build new transmission lines to transport electricity from planned wind energy generation in west Texas to more densely populated areas in eastern Texas.

We have taken measurable, voluntary actions to reduce and offset our CO_2 emissions. We participate in a number of voluntary programs to monitor, mitigate and reduce CO_2 emissions, including the Federal EPA's Climate Leaders program, the United States Department of Energy's CO_2 reporting program and the Chicago Climate Exchange. Through the end of 2008, we reduced our emissions by a cumulative 51 million metric tons from adjusted baseline levels in 1998 through 2001 as a result of these voluntary actions. Our total CO_2 emissions in 2008 were 155 million metric tons. We estimate that our 2009 emissions were approximately 140 million metric tons. Since 2004, our cumulative reductions will be in excess of 70 million metric tons.

Certain groups have filed lawsuits alleging that emissions of CO_2 are a "public nuisance" and seeking injunctive relief and/or damages from small groups of coal-fired electricity generators, petroleum refiners and marketers, coal companies and others. We have been named in pending lawsuits, which we are vigorously defending. It is not possible to predict the outcome of these lawsuits or their impact on our operations or financial condition. See "Carbon Dioxide Public Nuisance Claims" and "Alaskan Villages' Claims" sections of Note 6.

Future federal and state legislation or regulations that mandate limits on the emission of CO_2 would result in significant increases in capital expenditures and operating costs, which, in turn, could lead to increased liquidity needs and higher financing costs. Excessive costs to comply with future legislation or regulations might force our utility subsidiaries to close some coal-fired facilities and could lead to possible impairment of assets. As a result, mandatory limits could have a material adverse impact on our net income, cash flows and financial condition.

Global warming creates the potential for physical and financial risk. The materiality of the risks depends on whether any physical changes occur quickly or over several decades and the extent and nature of those changes. Physical risks from climate change could include changes in weather conditions. Our customers' energy needs currently vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling today represent their largest energy use. To the extent weather patterns change significantly, customers' energy use could increase or decrease depending on the duration and magnitude of any changes. Increased energy use due to weather changes could require us to invest in more generating assets, transmission and other infrastructure to serve increased load, driving the overall cost of electricity up. Decreased energy use due to weather changes could affect our financial condition through lower sales and decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions and increased storm restoration costs. We may not recover all costs related to mitigating these physical and financial risks. Weather conditions outside of our service territory could also have an impact on our revenues, either directly through changes in the patterns of our off-system power purchases and sales or indirectly through demographic changes as people adapt to changing weather. We buy and sell electricity depending upon system needs and market opportunities. Extreme weather conditions that create high energy demand could raise electricity prices, which could increase the cost of energy we provide to our customers and could provide opportunity for increased wholesale sales.

To the extent climate change impacts a region's economic health, it could also impact our revenues. Our financial performance is tied to the health of the regional economies we serve. The price of energy, as a factor in a region's cost of living as well as an important input into the cost of goods, has an impact on the economic health of our communities. The cost of additional regulatory requirements would normally be borne by consumers through higher prices for energy and purchased goods.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures, including amounts related to legal matters and contingencies. We consider an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made; and
- Changes in the estimate or different estimates that could have been selected could have a material effect on our consolidated net income or financial condition.

We discuss the development and selection of critical accounting estimates as presented below with the Audit Committee of AEP's Board of Directors and the Audit Committee reviews the disclosure relating to them.

We believe that the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, actual results can differ significantly from those estimates.

The sections that follow present information about our critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate.

Regulatory Accounting

Nature of Estimates Required

Our consolidated financial statements reflect the actions of regulators that can result in the recognition of revenues and expenses in different time periods than enterprises that are not rate-regulated.

We recognize regulatory assets (deferred expenses to be recovered in the future) and regulatory liabilities (deferred future revenue reductions or refunds) for the economic effects of regulation. Specifically, we match the timing of our expense recognition with the recovery of such expense in regulated revenues. Likewise, we match income with the regulated revenues from our customers in the same accounting period. We also record regulatory liabilities for refunds, or probable refunds, to customers that have not been made.

Assumptions and Approach Used

When incurred costs are probable of recovery through regulated rates, we record them as regulatory assets on the balance sheet. We review the probability of recovery at each balance sheet date and whenever new events occur. Examples of new events include changes in the regulatory environment, issuance of a regulatory commission order or passage of new legislation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, rate of return earned on invested capital and timing and amount of assets to be recovered through regulated rates. If recovery of a regulatory asset is no longer probable, we write off that regulatory asset as a charge against earnings. A write-off of regulatory assets may also reduce future cash flows since there will be no recovery through regulated rates.

Effect if Different Assumptions Used

A change in the above assumptions may result in a material impact on our net income. Refer to Note 5 for further detail related to regulatory assets and liabilities.

Revenue Recognition – Unbilled Revenues

Nature of Estimates Required

We record revenues when energy is delivered to the customer. The determination of sales to individual customers is based on the reading of their meters, which we perform on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue accrual is recorded. This estimate is reversed in the following month and actual revenue is recorded based on meter readings. In accordance with the applicable state commission regulatory treatment in Arkansas, Louisiana, Oklahoma and Texas, PSO and SWEPCo do not record the fuel portion of unbilled revenue.

The changes in unbilled electric utility revenues included in Revenue on our Consolidated Statements of Income were $55 million, $72 million and $47 million for the years ended December 31, 2009, 2008 and 2007, respectively. The increases in unbilled electric revenues are primarily due to rate increases and changes in weather. Accrued unbilled revenues for the Utility Operations segment were $503 million and $448 million as of December 31, 2009 and 2008, respectively.

Assumptions and Approach Used

For each operating company, we compute the monthly estimate for unbilled revenues as net generation less the current month's billed KWH plus the prior month's unbilled KWH. However, due to meter reading issues, meter drift and other anomalies, a separate monthly calculation limits the unbilled estimate within a range of values. This limiter calculation is derived from an allocation of billed KWH to the current month and previous month, on a cycle-by-cycle basis, and dividing the current month aggregated result by the billed KWH. The limits are statistically set at one standard deviation from this percentage to determine the upper and lower limits of the range. The unbilled estimate is compared to the limiter calculation and adjusted for variances exceeding the upper and lower limits.

Effect if Different Assumptions Used

Significant fluctuations in energy demand for the unbilled period, weather, line losses or changes in the composition of customer classes could impact the accuracy of the unbilled revenue estimate. A 1% change in the limiter calculation when it is outside the range would increase or decrease unbilled revenues by 1% of the accrued unbilled revenues on the Consolidated Balance Sheets.

Accounting for Derivative Instruments

Nature of Estimates Required

We consider fair value techniques, valuation adjustments related to credit and liquidity and judgments related to the probability of forecasted transactions occurring within the specified time period to be critical accounting estimates. These estimates are considered significant because they are highly susceptible to change from period to period and are dependent on many subjective factors.

Assumptions and Approach Used

We measure the fair values of derivative instruments and hedge instruments accounted for using MTM accounting based on exchange prices and broker quotes. If a quoted market price is not available, we estimate the fair value based on the best market information available including valuation models that estimate future energy prices based on existing market and broker quotes, supply and demand market data and other assumptions. Fair value estimates, based upon the best market information available, involve uncertainties and matters of significant judgment. These uncertainties include projections of macroeconomic trends and future commodity prices, including supply and demand levels and future price volatility.

We reduce fair values by estimated valuation adjustments for items such as discounting, liquidity and credit quality. We calculate liquidity adjustments by utilizing bid/ask spreads to estimate the potential fair value impact of liquidating open positions over a reasonable period of time. We base credit adjustments on estimated defaults by counterparties that are calculated using historical default probabilities for companies with similar credit ratings. We evaluate the probability of the occurrence of the forecasted transaction within the specified time period as provided in the original documentation related to hedge accounting.

Effect if Different Assumptions Used

There is inherent risk in valuation modeling given the complexity and volatility of energy markets. Therefore, it is possible that results in future periods may be materially different as contracts settle.

The probability that hedged forecasted transactions will not occur by the end of the specified time period could change operating results by requiring amounts currently classified in Accumulated Other Comprehensive Income (Loss) to be classified into operating income.

For additional information regarding derivatives, hedging and fair value measurements, see Notes 10 and 11. See "Fair Value Measurements of Assets and Liabilities" section of Note 1 for fair value calculation policy.

Long-Lived Assets

Nature of Estimates Required

In accordance with the requirements of "Property, Plant and Equipment" accounting guidance, we evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable or the assets meet the held for sale criteria. We utilize a group composite method of depreciation to estimate the useful lives of long-lived assets. The evaluations of long-lived held and used assets may result from abandonments, significant decreases in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or in its physical condition, a significant adverse change in legal factors or in the business climate that could affect the value of an asset, as well as other economic or operations analyses. If the carrying amount is not recoverable, we record an impairment to the extent that the fair value of the asset is less than its book value. For assets held for sale, an impairment is recognized if the expected net sales price is less than its book value. For regulated assets, an impairment charge could be offset by the establishment of a regulatory asset, if rate recovery is probable. For nonregulated assets, any impairment charge is recorded against earnings.

Assumptions and Approach Used

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. In the absence of quoted prices for identical or similar assets in active markets, we estimate fair value using various internal and external valuation methods including cash flow projections or other market indicators of fair value such as bids received, comparable sales or independent appraisals. We perform depreciation studies to determine composite depreciation rates and related lives which are subject to periodic review by state regulatory commissions. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

Effect if Different Assumptions Used

In connection with the evaluation of long-lived assets in accordance with the requirements of "Property, Plant and Equipment" accounting guidance, the fair value of the asset can vary if different estimates and assumptions would have been used in our applied valuation techniques. The estimate for depreciation rates takes into account the past history of interim capital replacements and the amount of salvage expected. In cases of impairment, we made our best estimate of fair value using valuation methods based on the most current information at that time. Fluctuations in realized sales proceeds versus the estimated fair value of the asset are generally due to a variety of factors including, but not limited to, differences in subsequent market conditions, the level of bidder interest, timing and terms of the transactions and our analysis of the benefits of the transaction.

Pension and Other Postretirement Benefits

We maintain qualified, defined benefit pension plans (Qualified Plans), which cover a substantial majority of nonunion and certain union employees, and unfunded, nonqualified supplemental plans (Nonqualified Plans) to provide benefits in excess of amounts permitted under the provisions of the tax law to be paid to participants in the Qualified Plans (collectively the Pension Plans). We merged the Qualified Plans at December 31, 2008. Additionally, we entered into individual retirement agreements with certain current and retired executives that provide additional retirement benefits as a part of the Nonqualified Plans. We also sponsor other postretirement benefit plans to provide medical and life insurance benefits for retired employees (Postretirement Plans). The Pension Plans and Postretirement Plans are collectively the Plans.

For a discussion of investment strategy, investment limitations, target asset allocations and the classification of investments within the fair value hierarchy, see "Investments Held in Trust for Future Liabilities" and "Fair Value Measurements of Assets and Liabilities" sections of Note 1. See Note 8 for information regarding costs and assumptions for employee retirement and postretirement benefits.

The following table shows the net periodic cost of the Plans:

	Years Ended December 31,		
Net Periodic Benefit Cost	2009	2008	2007
	(in millions)		
Pension Plans	$ 96	$ 51	$ 50
Postretirement Plans	141	80	81

The net periodic benefit cost is calculated based upon a number of actuarial assumptions, including expected long-term rates of return on the Plans' assets. In developing the expected long-term rate of return assumption for 2010, we evaluated input from actuaries and investment consultants, including their reviews of asset class return expectations as well as long-term inflation assumptions. We also considered historical returns of the investment markets as well as our ten-year average return, for the period ended December 2009, of approximately 3.7% for the Pension Plans and approximately 2.3% for the Postretirement Plans. We anticipate that the investment managers we employ for the Plans will invest the assets to generate future returns averaging 8% for the Pension Plan and Postretirement Plans.

The expected long-term rate of return on the Plans' assets is based on our targeted asset allocation and our expected investment returns for each investment category. Our assumptions are summarized in the following table:

	Pension Plans		Other Postretirement Benefit Plans	
	2010 Target Asset Allocation	Assumed/ Expected Long-term Rate of Return	2010 Target Asset Allocation	Assumed/ Expected Long-term Rate of Return
Equity	50%	9.50%	66%	9.75%
Real Estate	5%	7.25%	-%	-%
Debt Securities	39%	6.00%	33%	6.00%
Other Investments	5%	10.00%	-%	-%
Cash and Cash Equivalents	1%	3.00%	1%	3.00%
Total	100%		100%	

We regularly review the actual asset allocation and periodically rebalance the investments to our targeted allocation. We believe that 8% for the Pension Plans and Postretirement Plans are reasonable long-term rates of return on the Plans' assets despite the recent market volatility. The Pension Plans' assets had an actual gain (loss) of 17.1% and (24.1)% for the years ended December 31, 2009 and 2008, respectively. The Postretirement Plans' assets had an actual gain (loss) of 23.7% and (24.7)% for the years ended December 31, 2009 and 2008, respectively. We will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the assumptions as necessary.

We base our determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. As of December 31, 2009, we had cumulative losses of approximately $600 million that remain to be recognized in the calculation of the market-related value of assets. These unrecognized net actuarial losses will result in increases in the future pension costs depending on several factors, including whether such losses at each measurement date exceed the corridor in accordance with "Compensation – Retirement Benefits" accounting guidance.

The method used to determine the discount rate that we utilize for determining future obligations is a duration-based method in which a hypothetical portfolio of high quality corporate bonds similar to those included in the Moody's Aa bond index was constructed but with a duration matching the benefit plan liability. The composite yield on the hypothetical bond portfolio was used as the discount rate for the plan. The discount rate at December 31, 2009 under this method was 5.6% for the Qualified Plan, 5.5% for the Nonqualified Plans and 5.85% for the Postretirement Plans. Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on the Pension Plans' assets of 8%, a discount rate of 5.6% and 5.5% and various other assumptions, we estimate that the pension costs for all pension plans will approximate $163 million, $166 million and $186 million in 2010, 2011 and 2012, respectively. Based on an expected rate of return on the OPEB plans' assets of 8%, a discount rate of 5.85% and various other assumptions, we estimate Postretirement Plan costs will approximate $112 million, $94 million and $77 million in 2010, 2011 and 2012, respectively. Future actual cost will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the Plans. The actuarial assumptions used may differ materially from actual results. The effects of a 50 basis point change to selective actuarial assumptions are included in the "Effect if Different Assumptions Used" section below.

The value of the Pension Plans' assets increased to $3.4 billion at December 31, 2009 from $3.2 billion at December 31, 2008 primarily due to investment gains. The Qualified Plans paid $240 million in benefits to plan participants during 2009 (nonqualified plans paid $8 million in benefits). The value of our Postretirement Plans' assets increased to $1.3 billion at December 31, 2009 from $1 billion at December 31, 2008 primarily due to investment gains and contributions. The Postretirement Plans paid $120 million in benefits to plan participants during 2009.

Nature of Estimates Required

We sponsor pension and other retirement and postretirement benefit plans in various forms covering all employees who meet eligibility requirements. We account for these benefits under "Compensation" and "Plan Accounting" accounting guidance. The measurement of our pension and postretirement benefit obligations, costs and liabilities is dependent on a variety of assumptions.

Assumptions and Approach Used

The critical assumptions used in developing the required estimates include the following key factors:

- Discount rate
- Rate of compensation increase
- Cash balance crediting rate
- Health care cost trend rate
- Expected return on plan assets

Other assumptions, such as retirement, mortality and turnover, are evaluated periodically and updated to reflect actual experience.

Effect if Different Assumptions Used

The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants or higher or lower lump sum versus annuity payout elections by plan participants. These differences may result in a significant impact to the amount of pension and postretirement benefit expense recorded. If a 50 basis point change were to occur for the following assumptions, the approximate effect on the financial statements would be as follows:

	Pension Plans		Other Postretirement Benefit Plans	
	+0.5%	-0.5%	+0.5%	-0.5%
	(in millions)			
Effect on December 31, 2009 Benefit Obligations				
Discount Rate	$ (231)	$ 253	$ (119)	$ 133
Compensation Increase Rate	15	(14)	3	(3)
Cash Balance Crediting Rate	45	(39)	N/A	N/A
Health Care Cost Trend Rate	N/A	N/A	96	(87)
Effect on 2009 Periodic Cost				
Discount Rate	(20)	22	(11)	11
Compensation Increase Rate	4	(4)	-	(1)
Cash Balance Crediting Rate	10	(9)	N/A	N/A
Health Care Cost Trend Rate	N/A	N/A	15	(14)
Expected Return on Plan Assets	(20)	20	(5)	5

N/A = Not Applicable

Nuclear Trust Funds

Nuclear decommissioning and spent nuclear fuel trust funds represent funds that regulatory commissions allow us to collect through rates to fund future decommissioning and spent nuclear fuel disposal liabilities. By rules or orders, the IURC, the MPSC and the FERC established investment limitations and general risk management guidelines.

We maintain trust funds for each regulatory jurisdiction. These funds are managed by external investment managers who must comply with the guidelines and rules of the applicable regulatory authorities. The trust assets are invested to optimize the net of tax earnings of the trust giving consideration to liquidity, risk, diversification and other prudent investment objectives. We record securities held in these trust funds as Spent Nuclear Fuel and Decommissioning Trusts on our Consolidated Balance Sheets. We record these securities at fair value. We utilize our trustee's external pricing service in our estimate of the fair value of the underlying investments held in these trusts. Our investment managers review and validate the prices utilized by the trustee to determine fair value. We perform our own valuation testing to verify the fair values of the securities. We receive audit reports of our trustee's operating controls and valuation processes. See "Investments Held in Trust for Future Liabilities" section of Note 1 and "Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal" section of Note 11.

NEW ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Pronouncements in 2009

The FASB issued SFAS 160 "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160), modifying reporting for noncontrolling interest (minority interest) in consolidated financial statements. The statement requires noncontrolling interest be reported in equity and establishes a new framework for recognizing net income or loss and comprehensive income by the controlling interest. We retrospectively adopted the presentation and disclosure requirements of SFAS 160.

New Accounting Pronouncements Adopted During the First Quarter of 2010

We prospectively adopted SFAS 166 "Accounting for Transfers of Financial Assets" (SFAS 166) effective January 1, 2010. The adoption of this standard resulted in AEP Credit's transfer of receivables being accounted for as financings with the receivable and debt recorded on our balance sheet.

We prospectively adopted SFAS 167 "Amendments to FASB Interpretation No. 46(R)" (SFAS 167) effective January 1, 2010. We no longer consolidate DHLC effective with the adoption of this standard.

See Note 2 for further discussion of accounting pronouncements.

Future Accounting Changes

The FASB's standard-setting process is ongoing and until new standards have been finalized and issued, we cannot determine the impact on the reporting of our operations and financial position that may result from any such future changes. The FASB is currently working on several projects including revenue recognition, contingencies, financial instruments, emission allowances, fair value measurements, leases, insurance, hedge accounting, consolidation policy and discontinued operations. We also expect to see more FASB projects as a result of its desire to converge International Accounting Standards with GAAP. The ultimate pronouncements resulting from these and future projects could have an impact on our future net income and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Market Risks

Our Utility Operations segment is exposed to certain market risks as a major power producer and marketer of wholesale electricity, coal and emission allowances. These risks include commodity price risk, interest rate risk and credit risk. In addition, we may be exposed to foreign currency exchange risk because occasionally we procure various services and materials used in our energy business from foreign suppliers. These risks represent the risk of loss that may impact us due to changes in the underlying market prices or rates.

Our Generation and Marketing segment, operating primarily within ERCOT, transacts in wholesale energy trading and marketing contracts. This segment is exposed to certain market risks as a marketer of wholesale electricity. These risks include commodity price risk, interest rate risk and credit risk. These risks represent the risk of loss that may impact us due to changes in the underlying market prices or rates.

All Other includes natural gas operations which holds forward natural gas contracts that were not sold with the natural gas pipeline and storage assets. These contracts are financial derivatives, which will gradually settle and completely expire in 2011. Our risk objective is to keep these positions generally risk neutral through maturity.

We employ risk management contracts including physical forward purchase and sale contracts and financial forward purchase and sale contracts. We engage in risk management of electricity, coal, natural gas and emission allowances and to a lesser degree other commodities associated with our energy business. As a result, we are subject to price risk. The amount of risk taken is determined by the commercial operations group in accordance with the market risk policy approved by the Finance Committee of our Board of Directors. Our market risk oversight staff independently monitors our risk policies, procedures and risk levels and provides members of the Commercial Operations Risk Committee (CORC) various daily, weekly and/or monthly reports regarding compliance with policies, limits and procedures. The CORC consists of our Executive Vice President - Generation, Chief Financial Officer, Senior Vice President of Commercial Operations and Chief Risk Officer. When commercial activities exceed predetermined limits, we modify the positions to reduce the risk to be within the limits unless specifically approved by the CORC.

MTM Risk Management Contract Net Assets (Liabilities)
Year Ended December 31, 2009
(in millions)

	Utility Operations	Generation and Marketing	All Other	Total
Total MTM Risk Management Contract Net Assets (Liabilities) at December 31, 2008	$ 175	$ 104	$ (7)	$ 272
(Gain) Loss from Contracts Realized/Settled During the Period and Entered in a Prior Period	(99)	(7)	5	(101)
Fair Value of New Contracts at Inception When Entered During the Period (a)	14	63	-	77
Changes in Fair Value Due to Market Fluctuations During the Period (b)	5	(13)	(1)	(9)
Changes in Fair Value Allocated to Regulated Jurisdictions (c)	39	-	-	39
Total MTM Risk Management Contract Net Assets (Liabilities) at December 31, 2009	$ 134	$ 147	$ (3)	278
Cash Flow Hedge Contracts				(9)
Collateral Deposits				86
Total MTM Derivative Contract Net Assets at December 31, 2009				$ 355

(a) Reflects fair value on long-term structured contracts which are typically with customers that seek fixed pricing to limit their risk against fluctuating energy prices. The contract prices are valued against market curves associated with the delivery location and delivery term. A significant portion of the total volumetric position has been economically hedged.
(b) Market fluctuations are attributable to various factors such as supply/demand, weather, etc.
(c) "Change in Fair Value Allocated to Regulated Jurisdictions" relates to the net gains (losses) of those contracts that are not reflected on the Consolidated Statements of Income. These net gains (losses) are recorded as regulatory liabilities/assets.

See Note 10 – Derivatives and Hedging and Note 11 – Fair Value Measurements for additional information related to our risk management contracts. The following tables and discussion provide information on our credit risk and market volatility risk.

Credit Risk

We limit credit risk in our wholesale marketing and trading activities by assessing creditworthiness of potential counterparties before entering into transactions with them and continuing to evaluate their creditworthiness after transactions have been originated. We use Moody's Investors Service, Standard & Poor's and current market-based qualitative and quantitative data to assess the financial health of counterparties on an ongoing basis. If an external rating is not available, an internal rating is generated utilizing a quantitative tool developed by Moody's to estimate probability of default that corresponds to an implied external agency credit rating. Based on our analysis, we set appropriate risk parameters for each internally-graded counterparty. We may also require cash deposits, letters of credit and parental/affiliate guarantees as security from counterparties in order to mitigate credit risk.

We have risk management contracts with numerous counterparties. Since open risk management contracts are valued based on changes in market prices of the related commodities, our exposures change daily. At December 31, 2009, our credit exposure net of collateral to sub investment grade counterparties was approximately 12.2%, expressed in terms of net MTM assets, net receivables and the net open positions for contracts not subject to MTM (representing economic risk even though there may not be risk of accounting loss). As of December 31, 2009, the following table approximates our counterparty credit quality and exposure based on netting across commodities, instruments and legal entities where applicable:

Counterparty Credit Quality	Exposure Before Credit Collateral		Credit Collateral		Net Exposure		Number of Counterparties >10% of Net Exposure	Net Exposure of Counterparties >10%	
	(in millions, except number of counterparties)								
Investment Grade	$	653	$	44	$	609	2	$	186
Split Rating		3		-		3	1		3
Noninvestment Grade		2		1		1	3		1
No External Ratings:									
Internal Investment Grade		82		2		80	3		48
Internal Noninvestment Grade		106		11		95	3		79
Total as of December 31, 2009	$	846	$	58	$	788	12	$	317
Total as of December 31, 2008	$	793	$	29	$	764	9	$	284

Value at Risk (VaR) Associated with Risk Management Contracts

We use a risk measurement model, which calculates VaR to measure our commodity price risk in the risk management portfolio. The VaR is based on the variance-covariance method using historical prices to estimate volatilities and correlations and assumes a 95% confidence level and a one-day holding period. Based on this VaR analysis, at December 31, 2009, a near term typical change in commodity prices is not expected to have a material effect on our net income, cash flows or financial condition.

The following table shows the end, high, average and low market risk as measured by VaR for the years ended:

VaR Model

December 31, 2009 (in millions)				December 31, 2008 (in millions)			
End	High	Average	Low	End	High	Average	Low
$1	$2	$1	$-	$-	$3	$1	$-

We back-test our VaR results against performance due to actual price moves. Based on the assumed 95% confidence interval, the performance due to actual price moves would be expected to exceed the VaR at least once every 20 trading days. Our backtesting results show that our actual performance exceeded VaR far fewer than once every 20 trading days. As a result, we believe our VaR calculation is conservative.

As our VaR calculation captures recent price moves, we also perform regular stress testing of the portfolio to understand our exposure to extreme price moves. We employ a historical-based method whereby the current portfolio is subjected to actual, observed price moves from the last four years in order to ascertain which historical price moves translated into the largest potential MTM loss. We then research the underlying positions, price moves and market events that created the most significant exposure and report the findings to the Risk Executive Committee or the CORC as appropriate.

Interest Rate Risk

We utilize an Earnings at Risk (EaR) model to measure interest rate market risk exposure. EaR statistically quantifies the extent to which AEP's interest expense could vary over the next twelve months and gives a probabilistic estimate of different levels of interest expense. The resulting EaR is interpreted as the dollar amount by which actual interest expense for the next twelve months could exceed expected interest expense with a one-in-twenty chance of occurrence. The primary drivers of EaR are from the existing floating rate debt (including short-term debt) as well as long-term debt issuances in the next twelve months. As calculated on debt outstanding as of December 31, 2009 and 2008, the estimated EaR on our debt portfolio for the following twelve months was $4 million and $86 million, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of American Electric Power Company, Inc.:

We have audited the accompanying consolidated balance sheets of American Electric Power Company, Inc. and subsidiary companies (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Electric Power Company, Inc. and subsidiary companies as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements were retrospectively adjusted to reflect the adoption of FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of American Electric Power Company, Inc.:

We have audited the internal control over financial reporting of American Electric Power Company, Inc. and subsidiary companies (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 26, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning the Company's adoption of a new accounting pronouncement.

/s/ Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of American Electric Power Company, Inc. and subsidiary companies (AEP) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AEP's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of AEP's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, AEP's internal control over financial reporting was effective as of December 31, 2009.

AEP's independent registered public accounting firm has issued an attestation report on AEP's internal control over financial reporting. The Report of Independent Registered Public Accounting Firm appears on the previous page.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in millions, except per-share and share amounts)

REVENUES	2009	2008	2007
Utility Operations	$ 12,733	$ 13,326	$ 12,101
Other Revenues	756	1,114	1,279
TOTAL REVENUES	13,489	14,440	13,380
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	3,478	4,474	3,829
Purchased Electricity for Resale	1,053	1,281	1,138
Other Operation	2,620	2,856	2,664
Maintenance	1,205	1,053	1,162
Gain on Settlement of TEM Litigation	-	(255)	-
Depreciation and Amortization	1,597	1,483	1,513
Taxes Other Than Income Taxes	765	761	755
TOTAL EXPENSES	10,718	11,653	11,061
OPERATING INCOME	2,771	2,787	2,319
Other Income (Expense):			
Interest and Investment Income	11	57	51
Carrying Costs Income	47	83	51
Allowance for Equity Funds Used During Construction	82	45	33
Gain on Disposition of Equity Investments	-	-	47
Interest Expense	(973)	(957)	(838)
INCOME BEFORE INCOME TAX EXPENSE AND EQUITY EARNINGS	1,938	2,015	1,663
Income Tax Expense	575	642	516
Equity Earnings of Unconsolidated Subsidiaries	7	3	6
INCOME BEFORE DISCONTINUED OPERATIONS AND EXTRAORDINARY LOSS	1,370	1,376	1,153
DISCONTINUED OPERATIONS, NET OF TAX	-	12	24
INCOME BEFORE EXTRAORDINARY LOSS	1,370	1,388	1,177
EXTRAORDINARY LOSS, NET OF TAX	(5)	-	(79)
NET INCOME	1,365	1,388	1,098
Less: Net Income Attributable to Noncontrolling Interests	5	5	6
NET INCOME ATTRIBUTABLE TO AEP SHAREHOLDERS	1,360	1,383	1,092
Less: Preferred Stock Dividend Requirements of Subsidiaries	3	3	3
EARNINGS ATTRIBUTABLE TO AEP COMMON SHAREHOLDERS	$ 1,357	$ 1,380	$ 1,089
WEIGHTED AVERAGE NUMBER OF BASIC AEP COMMON SHARES OUTSTANDING	458,677,534	402,083,847	398,784,745
BASIC EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO AEP COMMON SHAREHOLDERS			
Income Before Discontinued Operations and Extraordinary Loss	$ 2.97	$ 3.40	$ 2.87
Discontinued Operations, Net of Tax	-	0.03	0.06
Income Before Extraordinary Loss	2.97	3.43	2.93
Extraordinary Loss, Net of Tax	(0.01)	-	(0.20)
TOTAL BASIC EARNINGS PER SHARE ATTRIBUTABLE TO AEP COMMON SHAREHOLDERS	$ 2.96	$ 3.43	$ 2.73
WEIGHTED AVERAGE NUMBER OF DILUTED AEP COMMON SHARES OUTSTANDING	458,982,292	403,640,708	400,198,799
DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO AEP COMMON SHAREHOLDERS			
Income Before Discontinued Operations and Extraordinary Loss	$ 2.97	$ 3.39	$ 2.86
Discontinued Operations, Net of Tax	-	0.03	0.06
Income Before Extraordinary Loss	2.97	3.42	2.92
Extraordinary Loss, Net of Tax	(0.01)	-	(0.20)
TOTAL DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO AEP COMMON SHAREHOLDERS	$ 2.96	$ 3.42	$ 2.72
CASH DIVIDENDS PAID PER SHARE	$ 1.64	$ 1.64	$ 1.58

See Notes to Consolidated Financial Statements.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in millions)

| | AEP Common Shareholders | | | | | | |
| | Common Stock | | | | Accumulated Other | | |
	Shares	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Noncontrolling Interests	Total
TOTAL EQUITY – DECEMBER 31, 2006	418	$ 2,718	$ 4,221	$ 2,696	$ (223)	$ 18	$ 9,430
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax				(17)			(17)
Issuance of Common Stock	4	25	119				144
Common Stock Dividends				(630)		(6)	(636)
Preferred Stock Dividend Requirements of Subsidiaries				(3)			(3)
Other Changes in Equity			12				12
SUBTOTAL – EQUITY							8,930
COMPREHENSIVE INCOME							
Other Comprehensive Income (Loss), Net of Taxes:							
Cash Flow Hedges, Net of Tax of $10					(20)		(20)
Securities Available for Sale, Net of Tax of $1					(1)		(1)
Reapplication of Regulated Operations Accounting Guidance for Pensions, Net of Tax of $6					11		11
Pension and OPEB Funded Status, Net of Tax of $42					79		79
NET INCOME				1,092		6	1,098
TOTAL COMPREHENSIVE INCOME							1,167
TOTAL EQUITY – DECEMBER 31, 2007	422	2,743	4,352	3,138	(154)	18	10,097
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $6				(10)			(10)
Adoption of Guidance for Fair Value Accounting, Net of Tax of $0				(1)			(1)
Issuance of Common Stock	4	28	131				159
Reissuance of Treasury Shares			40				40
Common Stock Dividends				(660)		(6)	(666)
Preferred Stock Dividend Requirements of Subsidiaries				(3)			(3)
Other Changes in Equity			4				4
SUBTOTAL – EQUITY							9,620
COMPREHENSIVE INCOME							
Other Comprehensive Income (Loss), Net of Taxes:							
Cash Flow Hedges, Net of Tax of $2					4		4
Securities Available for Sale, Net of Tax of $9					(16)		(16)
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $7					12		12
Pension and OPEB Funded Status, Net of Tax of $161					(298)		(298)
NET INCOME				1,383		5	1,388
TOTAL COMPREHENSIVE INCOME							1,090
TOTAL EQUITY – DECEMBER 31, 2008	426	2,771	4,527	3,847	(452)	17	10,710
Issuance of Common Stock	72	468	1,311				1,779
Common Stock Dividends				(753)		(5)	(758)
Preferred Stock Dividend Requirements of Subsidiaries				(3)			(3)
Purchase of JMG			37			(18)	19
Other Changes in Equity			(51)			1	(50)
SUBTOTAL – EQUITY							11,697
COMPREHENSIVE INCOME							
Other Comprehensive Income, Net of Taxes:							
Cash Flow Hedges, Net of Tax of $4					7		7
Securities Available for Sale, Net of Tax of $6					11		11
Reapplication of Regulated Operations Accounting Guidance for Pensions, Net of Tax of $8					15		15
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $13					23		23
Pension and OPEB Funded Status, Net of Tax of $12					22		22
NET INCOME				1,360		5	1,365
TOTAL COMPREHENSIVE INCOME							1,443
TOTAL EQUITY – DECEMBER 31, 2009	498	$ 3,239	$ 5,824	$ 4,451	$ (374)	$ -	$ 13,140

See Notes to Consolidated Financial Statements

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in millions)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 490	$ 411
Other Temporary Investments	363	327
Accounts Receivable:		
Customers	492	569
Accrued Unbilled Revenues	503	449
Miscellaneous	92	90
Allowance for Uncollectible Accounts	(37)	(42)
Total Accounts Receivable	1,050	1,066
Fuel	1,075	634
Materials and Supplies	586	539
Risk Management Assets	260	256
Accrued Tax Benefits	547	46
Regulatory Asset for Under-Recovered Fuel Costs	85	284
Margin Deposits	89	86
Prepayments and Other Current Assets	211	126
TOTAL CURRENT ASSETS	4,756	3,775
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	23,045	21,242
Transmission	8,315	7,938
Distribution	13,549	12,816
Other Property, Plant and Equipment (including coal mining and nuclear fuel)	3,744	3,741
Construction Work in Progress	3,031	3,973
Total Property, Plant and Equipment	51,684	49,710
Accumulated Depreciation and Amortization	17,340	16,723
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	34,344	32,987
OTHER NONCURRENT ASSETS		
Regulatory Assets	4,595	3,783
Securitized Transition Assets	1,896	2,040
Spent Nuclear Fuel and Decommissioning Trusts	1,392	1,260
Goodwill	76	76
Long-term Risk Management Assets	343	355
Deferred Charges and Other Noncurrent Assets	946	879
TOTAL OTHER NONCURRENT ASSETS	9,248	8,393
TOTAL ASSETS	$ 48,348	$ 45,155

See Notes to Consolidated Financial Statements.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY
December 31, 2009 and 2008

	2009	2008
CURRENT LIABILITIES	(in millions)	
Accounts Payable	$ 1,158	$ 1,297
Short-term Debt	126	1,976
Long-term Debt Due Within One Year	1,741	447
Risk Management Liabilities	120	134
Customer Deposits	256	254
Accrued Taxes	632	634
Accrued Interest	287	270
Regulatory Liability for Over-Recovered Fuel Costs	76	66
Other Current Liabilities	931	1,219
TOTAL CURRENT LIABILITIES	5,327	6,297
NONCURRENT LIABILITIES		
Long-term Debt	15,757	15,536
Long-term Risk Management Liabilities	128	170
Deferred Income Taxes	6,420	5,128
Regulatory Liabilities and Deferred Investment Tax Credits	2,909	2,789
Asset Retirement Obligations	1,254	1,154
Employee Benefits and Pension Obligations	2,189	2,184
Deferred Credits and Other Noncurrent Liabilities	1,163	1,126
TOTAL NONCURRENT LIABILITIES	29,820	28,087
TOTAL LIABILITIES	35,147	34,384
Cumulative Preferred Stock Not Subject to Mandatory Redemption	61	61

Rate Matters (Note 4)
Commitments and Contingencies (Note 6)

EQUITY		
Common Stock – Par Value – $6.50 Per Share:		

	2009	2008
Shares Authorized	600,000,000	600,000,000
Shares Issued	498,333,265	426,321,248

(20,278,858 shares and 20,249,992 shares were held in treasury at December 31, 2009

and 2008, respectively)	3,239	2,771
Paid-in Capital	5,824	4,527
Retained Earnings	4,451	3,847
Accumulated Other Comprehensive Income (Loss)	(374)	(452)
TOTAL AEP COMMON SHAREHOLDERS' EQUITY	13,140	10,693
Noncontrolling Interests	-	17
TOTAL EQUITY	13,140	10,710
TOTAL LIABILITIES AND EQUITY	$ 48,348	$ 45,155

See Notes to Consolidated Financial Statements.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in millions)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	$ 1,365	$ 1,388	$ 1,098
Less: Discontinued Operations, Net of Tax	-	(12)	(24)
Income Before Discontinued Operations	1,365	1,376	1,074
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:			
Depreciation and Amortization	1,597	1,483	1,513
Deferred Income Taxes	1,244	498	76
Provision for SIA Refund	-	149	-
Extraordinary Loss, Net of Tax	5	-	79
Carrying Costs Income	(47)	(83)	(51)
Allowance for Equity Funds Used During Construction	(82)	(45)	(33)
Mark-to-Market of Risk Management Contracts	(59)	(140)	3
Amortization of Nuclear Fuel	63	88	65
Pension and Postemployment Benefits	83	42	41
Property Taxes	(17)	(13)	(26)
Fuel Over/Under-Recovery, Net	(474)	(272)	(117)
Gains on Sales of Assets, Net	(15)	(17)	(88)
Change in Noncurrent Liability for NSR Settlement	-	-	58
Change in Other Noncurrent Assets	(137)	(244)	(142)
Change in Other Noncurrent Liabilities	161	(34)	66
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	41	71	(113)
Fuel, Materials and Supplies	(475)	(183)	16
Margin Deposits	(3)	(40)	50
Accounts Payable	8	(94)	(21)
Customer Deposits	2	(48)	49
Accrued Taxes, Net	(470)	4	(90)
Accrued Interest	17	30	11
Other Current Assets	(70)	(29)	(11)
Other Current Liabilities	(262)	82	(15)
Net Cash Flows from Operating Activities	2,475	2,581	2,394
INVESTING ACTIVITIES			
Construction Expenditures	(2,792)	(3,800)	(3,556)
Change in Other Temporary Investments, Net	16	45	(114)
Purchases of Investment Securities	(853)	(1,922)	(11,086)
Sales of Investment Securities	748	1,917	11,213
Acquisitions of Nuclear Fuel	(169)	(192)	(74)
Acquisitions of Assets	(104)	(160)	(512)
Proceeds from Sales of Assets	278	90	222
Other Investing Activities	(40)	(5)	(14)
Net Cash Flows Used for Investing Activities	(2,916)	(4,027)	(3,921)
FINANCING ACTIVITIES			
Issuance of Common Stock, Net	1,728	159	144
Issuance of Long-term Debt	2,306	2,774	2,546
Borrowings from Revolving Credit Facilities	127	2,055	85
Change in Short-term Debt, Net	119	(660)	659
Retirement of Long-term Debt	(816)	(1,824)	(1,286)
Repayments to Revolving Credit Facilities	(2,096)	(79)	(102)
Proceeds from Nuclear Fuel Sale/Leaseback	-	-	85
Principal Payments for Capital Lease Obligations	(82)	(97)	(67)
Dividends Paid on Common Stock	(758)	(666)	(636)
Dividends Paid on Cumulative Preferred Stock	(3)	(3)	(3)
Other Financing Activities	(5)	20	(21)
Net Cash Flows from Financing Activities	520	1,679	1,404
Net Increase (Decrease) in Cash and Cash Equivalents	79	233	(123)
Cash and Cash Equivalents at Beginning of Period	411	178	301
Cash and Cash Equivalents at End of Period	$ 490	$ 411	$ 178

See Notes to Consolidated Financial Statements.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

2. New Accounting Pronouncements and Extraordinary Items

3. Goodwill and Other Intangible Assets

4. Rate Matters

5. Effects of Regulation

6. Commitments, Guarantees and Contingencies

7. Acquisitions, Dispositions and Discontinued Operations

8. Benefit Plans

9. Business Segments

10. Derivatives and Hedging

11. Fair Value Measurements

12. Income Taxes

13. Leases

14. Financing Activities

15. Stock-Based Compensation

16. Property, Plant and Equipment

17. Unaudited Quarterly Financial Information

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The principal business conducted by seven of our electric utility operating companies is the generation, transmission and distribution of electric power. TCC exited the generation business and along with KGPCo and WPCo, provide only transmission and distribution services. TNC engages in the transmission and distribution of electric power and is a part owner in the Oklaunion Plant operated by PSO. TNC leases their entire portion of the output of the plant through 2027 to a nonutility affiliate. AEGCo is a regulated electricity generation business whose function is to provide power to our regulated electric utility operating companies. These companies are subject to regulation by the FERC under the Federal Power Act and the Energy Policy Act of 2005. These companies maintain accounts in accordance with the FERC and other regulatory guidelines. These companies are subject to further regulation with regard to rates and other matters by state regulatory commissions.

We also engage in wholesale electricity, natural gas and other commodity marketing and risk management activities in the United States. In addition, our operations include nonregulated wind farms and barging operations and we provide various energy-related services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rates and Service Regulation

Our public utility subsidiaries' rates are regulated by the FERC and state regulatory commissions in our eleven state operating territories. The FERC also regulates our affiliated transactions, including AEPSC intercompany service billings which are generally at cost, under the 2005 Public Utility Holding Company Act and the Federal Power Act. The FERC also has jurisdiction over the issuances and acquisitions of securities of our public utility subsidiaries, the acquisition or sale of certain utility assets and mergers with another electric utility or holding company. For non-power goods and services, the FERC requires that a nonregulated affiliate can bill an affiliated public utility company no more than market while a public utility must bill the higher of cost or market to a nonregulated affiliate. The state regulatory commissions in Virginia and West Virginia also regulate certain intercompany transactions under their affiliate statutes.

The FERC regulates wholesale power markets and wholesale power transactions. Our wholesale power transactions are generally market-based. They are cost-based regulated when we negotiate and file a cost-based contract with the FERC or the FERC determines that we have "market power" in the region where the transaction occurs. We have entered into wholesale power supply contracts with various municipalities and cooperatives that are FERC-regulated, cost-based contracts. These contracts are generally formula rate mechanisms, which are trued up to actual costs annually. Our wholesale power transactions in the SPP region are cost-based due to PSO and SWEPCo having market power in the SPP region.

The state regulatory commissions regulate all of the distribution operations and rates of our retail public utilities on a cost basis. They also regulate the retail generation/power supply operations and rates except in Ohio and the ERCOT region of Texas. The ESP rates in Ohio continue the process of increasing generation/power supply rates over time to approach market rates. In the ERCOT region of Texas, the generation/supply business is under customer choice and market pricing and is conducted by REPs. Through its nonregulated subsidiaries, AEP enters into short and long-term wholesale transactions to buy or sell capacity, energy and ancillary services in the ERCOT market. In addition, these nonregulated subsidiaries control certain wind and coal-fired generation assets, the power from which is marketed and sold in ERCOT. Effective November 2009, AEP had no active REPs in ERCOT. SWEPCo operates in the SPP area which includes a portion of Texas. In 2009, the Texas legislature amended its restructuring legislation for the generation portion of SWEPCo's Texas retail jurisdiction to delay indefinitely restructuring requirements. As a result, SWEPCo reapplied accounting guidance for "Regulated Operations" to its Texas generation operations. In 2007, Virginia legislation ended a transition to market-based rates and returned APCo's retail generation/supply business to cost-based regulation.

The FERC also regulates our wholesale transmission operations and rates. The FERC claims jurisdiction over retail transmission rates when retail rates are unbundled in connection with restructuring. CSPCo's and OPCo's retail transmission rates in Ohio, APCo's retail transmission rates in Virginia, I&M's retail transmission rates in Michigan and TCC's and TNC's retail transmission rates in Texas are unbundled. CSPCo's and OPCo's retail transmission rates in Ohio and APCo's retail transmission rates in Virginia are based on the FERC's Open Access Transmission Tariff (OATT) rates that are cost-based. Although I&M's retail transmission rates in Michigan and TCC's and TNC's retail transmission rates in Texas are unbundled, retail transmission rates are regulated, on a cost basis, by the state regulatory commissions. Bundled retail transmission rates are regulated, on a cost basis, by the state commissions.

In addition, the FERC regulates the SIA, the Interconnection Agreement, the CSW Operating Agreement, the System Transmission Integration Agreement, the Transmission Agreement, the Transmission Coordination Agreement and the AEP System Interim Allowance Agreement, all of which allocate shared system costs and revenues to the utility subsidiaries that are parties to each agreement.

Both the FERC and state regulatory commissions are permitted to review and audit the books and records of any company within a public utility holding company system.

Principles of Consolidation

Our consolidated financial statements include our wholly-owned and majority-owned subsidiaries and variable interest entities (VIEs) of which we are the primary beneficiary. Intercompany items are eliminated in consolidation. We use the equity method of accounting for equity investments where we exercise significant influence but do not hold a controlling financial interest. Such investments are recorded as Deferred Charges and Other Noncurrent Assets on our Consolidated Balance Sheets; equity earnings are included in Equity Earnings of Unconsolidated Subsidiaries on our Consolidated Statements of Income. For years, we have had ownership interests in generating units that are jointly-owned with nonaffiliated companies. Our proportionate share of the operating costs associated with such facilities is included on our Consolidated Statements of Income and our proportionate share of the assets and liabilities are reflected on our Consolidated Balance Sheets.

Variable Interest Entities

The accounting guidance for "Variable Interest Entities" is a consolidation model that considers risk absorption of a variable interest entity (VIE), also referred to as variability. Entities are required to consolidate a VIE when it is determined that they are the primary beneficiary of that VIE, as defined by the accounting guidance for "Variable Interest Entities." In determining whether we are the primary beneficiary of a VIE, we consider factors such as equity at risk, the amount of the VIE's variability we absorb, guarantees of indebtedness, voting rights including kick-out rights, power to direct the VIE and other factors. We believe that significant assumptions and judgments were applied consistently. Also, see "SFAS 167 'Amendments to FASB Interpretation No. 46(R)' " section of Note 2 for discussion of impact of new accounting guidance effective January 1, 2010.

We are currently the primary beneficiary of Sabine, DHLC, DCC Fuel LLC (DCC Fuel) and a protected cell of EIS. We were the primary beneficiary of JMG through December 15, 2009 when the lease was cancelled and all assets and liabilities of JMG were transferred to OPCo. We hold a significant variable interest in Potomac-Appalachian Transmission Highline, LLC West Virginia Series (West Virginia Series). In addition, we have not provided material financial or other support to Sabine, DHLC, DCC Fuel or our protected cell of EIS that was not previously contractually required. Refer to the discussion of JMG below for details regarding payments that were not contractually required and for the subsequent transfer of JMG's assets and liabilities to OPCo.

Sabine is a mining operator providing mining services to SWEPCo. SWEPCo has no equity investment in Sabine but is Sabine's only customer. SWEPCo guarantees the debt obligations and lease obligations of Sabine. Under the terms of the note agreements, substantially all assets are pledged and all rights under the lignite mining agreement are assigned to SWEPCo. The creditors of Sabine have no recourse to any AEP entity other than SWEPCo. Under the provisions of the mining agreement, SWEPCo is required to pay, as a part of the cost of lignite delivered, an amount equal to mining costs plus a management fee. Based on these facts, management has concluded that SWEPCo is the primary beneficiary and is required to consolidate Sabine. SWEPCo's total billings from Sabine for the years ended December 31, 2009 and 2008 were $99 million and $110 million, respectively. See the tables below for the classification of Sabine's assets and liabilities on our Consolidated Balance Sheets.

DHLC is a wholly-owned subsidiary of SWEPCo. DHLC is a mining operator that sells 50% of the lignite produced to SWEPCo and 50% to Cleco Corporation, a nonaffiliated company. SWEPCo and Cleco Corporation share half of the executive board seats, with equal voting rights and each entity guarantees a 50% share of DHLC's debt. SWEPCo and Cleco Corporation equally approve DHLC's annual budget. The creditors of DHLC have no recourse to any AEP entity other than SWEPCo. As SWEPCo is the sole equity owner of DHLC it receives 100% of the management fee. Based on the structure and equity ownership, management has concluded that SWEPCo is the primary beneficiary and is currently required to consolidate DHLC. In December 2009, SWEPCo provided additional capital to DHLC in the amount of $5 million. SWEPCo's total billings from DHLC for the years ended December 31, 2009 and 2008 were $43 million and $44 million, respectively. See the tables below for the classification of DHLC assets and liabilities on our Consolidated Balance Sheets. Also, see "SFAS 167 'Amendments to FASB Interpretation No. 46(R)' " section of Note 2 for discussion of impact of new accounting guidance effective January 1, 2010.

OPCo had a lease agreement with JMG to finance OPCo's FGD system installed on OPCo's Gavin Plant. The PUCO approved the original lease agreement between OPCo and JMG. JMG owned and leased the FGD to OPCo. JMG was considered a single-lessee leasing arrangement with only one asset. OPCo's lease payments were the only form of repayment associated with JMG's debt obligations even though OPCo did not guarantee JMG's debt. The creditors of JMG had no recourse to any AEP entity other than OPCo for the lease payment. Based on the structure of the entity, management had concluded OPCo was the primary beneficiary and was required to consolidate JMG. In April 2009, OPCo paid JMG $58 million which was used to retire certain long-term debt of JMG. While this payment was not contractually required, OPCo made this payment in anticipation of purchasing the outstanding equity of JMG. In July 2009, OPCo purchased all of the outstanding equity ownership of JMG for $28 million resulting in an elimination of OPCo's Noncontrolling Interest related to JMG and an increase in equity of $37 million. In August and September 2009, JMG reacquired $218 million of auction rate debt, funded by OPCo capital contributions to JMG. These reacquisitions were not contractually required. In December 2009, the lease was cancelled and all the assets and liabilities of JMG were transferred to OPCo. OPCo's total billings under the lease term from JMG for the years ended December 31, 2009 and 2008 were $66 million and $57 million, respectively. See the tables below for the classification of JMG's assets and liabilities on our Consolidated Balance Sheets.

EIS has multiple protected cells in which our subsidiaries participate in one protected cell for approximately ten lines of insurance. Neither AEP nor its subsidiaries have an equity investment of EIS. The AEP system is essentially this EIS cell's only participant, but allows certain third parties access to this insurance. Our subsidiaries and any allowed third parties share in the insurance coverage, premiums and risk of loss from claims. Based on the structure of the protected cell and EIS, management has concluded that we are the primary beneficiary of the protected cell and are required to consolidate its assets and liabilities. Our insurance premium payments to the protected cell for the years ended December 31, 2009 and 2008 were $30 million and $28 million, respectively. See the tables below for the classification of the protected cell's assets and liabilities on our Consolidated Balance Sheets. Note the amount reported as equity is the protected cell's policy holders' surplus.

In September 2009, I&M entered into a nuclear fuel sale and leaseback transaction with DCC Fuel. DCC Fuel was formed for the purpose of acquiring, owning and leasing nuclear fuel to I&M. DCC Fuel purchased the nuclear fuel from I&M with funds received from the issuance of notes to financial institutions. DCC Fuel is a single-lessee leasing arrangement with only one asset and is capitalized with all debt. Payments on the lease will be made semi-annually on April 1 and October 1, beginning in April 2010. As of December 31, 2009, no payments have been made by I&M to DCC Fuel. The lease was recorded as a capital lease on I&M's balance sheet as title to the nuclear fuel transfers to I&M at the end of the 48 month lease term. Based on the structure, management has concluded that I&M is the primary beneficiary and is required to consolidate DCC Fuel. The capital lease is eliminated upon consolidation. See the tables below for the classification of DCC Fuel's assets and liabilities on our Consolidated Balance Sheets.

The balances below represent the assets and liabilities of the VIEs that are consolidated. These balances include intercompany transactions that are eliminated upon consolidation.

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
VARIABLE INTEREST ENTITIES
December 31, 2009
(in millions)

	SWEPCo Sabine	SWEPCo DHLC	OPCo JMG	I&M DCC Fuel	Protected Cell of EIS
ASSETS					
Current Assets	$ 51	$ 8	$ -	$ 47	$ 130
Net Property, Plant and Equipment	149	44	-	89	-
Other Noncurrent Assets	35	11	-	57	2
Total Assets	$ 235	$ 63	$ -	$ 193	$ 132
LIABILITIES AND EQUITY					
Current Liabilities	$ 36	$ 17	$ -	$ 39	$ 36
Noncurrent Liabilities	199	38	-	154	74
Equity	-	8	-	-	22
Total Liabilities and Equity	$ 235	$ 63	$ -	$ 193	$ 132

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
VARIABLE INTEREST ENTITIES
December 31, 2008
(in millions)

	SWEPCo Sabine	SWEPCo DHLC	OPCo JMG	I&M DCC Fuel	Protected Cell of EIS
ASSETS					
Current Assets	$ 33	$ 22	$ 11	$ -	$ 107
Net Property, Plant and Equipment	117	33	423	-	-
Other Noncurrent Assets	24	11	1	-	2
Total Assets	$ 174	$ 66	$ 435	$ -	$ 109
LIABILITIES AND EQUITY					
Current Liabilities	$ 32	$ 18	$ 161	$ -	$ 30
Noncurrent Liabilities	142	44	257	-	60
Equity	-	4	17	-	19
Total Liabilities and Equity	$ 174	$ 66	$ 435	$ -	$ 109

In September 2007, we and Allegheny Energy Inc. (AYE) formed a joint venture by creating Potomac-Appalachian Transmission Highline, LLC (PATH). PATH is a series limited liability company and was created to construct a high-voltage transmission line project in the PJM region. PATH consists of the "Ohio Series," the "West Virginia Series (PATH-WV)," both owned equally by AYE and AEP and the "Allegheny Series" which is 100% owned by AYE. Provisions exist within the PATH-WV agreement that make it a VIE. The "Ohio Series" does not include the same provisions that make PATH-WV a VIE. Neither the "Ohio Series" or "Allegheny Series" are considered VIEs. We are not required to consolidate PATH-WV as we are not the primary beneficiary, although we hold a significant variable interest in PATH-WV. Our equity investment in PATH-WV is included in Deferred Charges and Other Noncurrent Assets on our Consolidated Balance Sheets. We and AYE share the returns and losses equally in PATH-WV. Our subsidiaries and AYE's subsidiaries provide services to the PATH companies through service agreements. At the current time, PATH-WV has no debt outstanding. However, when debt is issued, the debt to equity ratio in each series should be consistent with other regulated utilities. The entities recover costs through regulated rates.

Given the structure of the entity, we may be required to provide future financial support to PATH-WV in the form of a capital call. This would be considered an increase to our investment in the entity. Our maximum exposure to loss is to the extent of our investment. The likelihood of such a loss is remote since the FERC approved PATH-WV's request for regulatory recovery of cost and a return on the equity invested.

Our investment in PATH-WV was:

	December 31,				
	2009			2008	
	As Reported on the Consolidated Balance Sheet	Maximum Exposure		As Reported on the Consolidated Balance Sheet	Maximum Exposure
	(in millions)				
Capital Contribution from Parent	$ 13	$ 13		$ 4	$ 4
Retained Earnings	3	3		2	2
Total Investment in PATH-WV	$ 16	$ 16		$ 6	$ 6

Accounting for the Effects of Cost-Based Regulation

As the owner of rate-regulated electric public utility companies, our consolidated financial statements reflect the actions of regulators that result in the recognition of certain revenues and expenses in different time periods than enterprises that are not rate-regulated. In accordance with accounting guidance for "Regulated Operations," we record regulatory assets (deferred expenses) and regulatory liabilities (future revenue reductions or refunds) to reflect the economic effects of regulation by matching expenses with their recovery through regulated revenues and income with its passage to customers through the reduction of regulated revenues. Due to the passage of legislation requiring restructuring and a transition to customer choice and market-based rates, we discontinued the application of "Regulated Operations" accounting treatment for the generation portion of our business in Ohio for CSPCo and OPCo and in Texas for TNC. In 2009, the Texas legislature amended its restructuring legislation for the generation portion of SWEPCo's Texas retail jurisdiction to delay indefinitely restructuring requirements. As a result, SWEPCo reapplied accounting guidance for "Regulated Operations" to its Texas generation operations. In 2007, the Virginia legislature also amended its restructuring legislation to provide for the re-regulation of generation and supply business and rates on a cost basis, which resulted in the re-application of accounting guidance for "Regulated Operations" for APCo's Virginia generation operations.

Accounting guidance for "Discontinuation of Rate-Regulated Operations" requires the recognition of an impairment of stranded net regulatory assets and stranded plant costs if they are not recoverable in regulated rates. In addition, an enterprise is required to eliminate from its balance sheet the effects of any actions of regulators that had been recognized as regulatory assets and regulatory liabilities. Such impairments and adjustments are classified as an extraordinary item. Consistent with accounting guidance for "Discontinuation of Rate-Regulated Operations," APCo and SWEPCo recorded extraordinary reductions in earnings and shareholder's equity from the reapplication of "Regulated Operations" accounting guidance in 2007 and 2009, respectively.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include, but are not limited to, inventory valuation, allowance for doubtful accounts, goodwill, intangible and long-lived asset impairment, unbilled electricity revenue, valuation of long-term energy contracts, the effects of regulation, long-lived asset recovery, the effects of contingencies and certain assumptions made in accounting for pension and postretirement benefits. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could ultimately differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include temporary cash investments with original maturities of three months or less.

Other Temporary Investments

Other Temporary Investments include marketable securities that we intend to hold for less than one year, investments by our protected cell of EIS and funds held by trustees primarily for the payment of debt.

We classify our investments in marketable securities as available-for-sale or held-to-maturity in accordance with the provisions of "Investments – Debt and Equity Securities" accounting guidance. We do not have any investments classified as trading.

Available-for-sale securities reflected in Other Temporary Investments are carried at fair value with the unrealized gain or loss, net of tax, reported in AOCI. Held-to-maturity securities reflected in Other Temporary Investments are carried at amortized cost. The cost of securities sold is based on the specific identification or weighted average cost method. The fair value of most investment securities is determined by currently available market prices. Where quoted market prices are not available, we use the market price of similar types of securities that are traded in the market to estimate fair value.

In evaluating potential impairment of securities with unrealized losses, we considered, among other criteria, the current fair value compared to cost, the length of time the security's fair value has been below cost, our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value and current economic conditions. See "Fair Value Measurements of Other Temporary Investments" in Note 11.

Inventory

Fossil fuel inventories are generally carried at average cost. Materials and supplies inventories are carried at average cost.

Accounts Receivable

Customer accounts receivable primarily include receivables from wholesale and retail energy customers, receivables from energy contract counterparties related to our risk management activities and customer receivables primarily related to other revenue-generating activities.

We recognize revenue from electric power sales when we deliver power to our customers. To the extent that deliveries have occurred but a bill has not been issued, we accrue and recognize, as Accrued Unbilled Revenues on our Consolidated Balance Sheets, an estimate of the revenues for energy delivered since the last billing.

AEP Credit factors accounts receivable, excluding receivables from risk management activities, for certain subsidiaries. The subsidiaries include CSPCo, I&M, KGPCo, KPCo, OPCo, PSO, SWEPCo and a portion of APCo. Since APCo does not have regulatory authority to sell accounts receivable in its West Virginia regulatory jurisdiction, only a portion of APCo's accounts receivable are sold to AEP Credit. AEP Credit has a sale of receivables agreement with bank conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires to the bank conduits and receives cash. This transaction constitutes a sale of receivables in accordance with the accounting guidance effective during 2009 for "Transfers and Servicing," allowing the receivables to be removed from the company's balance sheet (see "Sale of Receivables – AEP Credit" section of Note 14). Also, see "SFAS 166 'Accounting for Transfers of Financial Assets' " section of Note 2 for discussion of impact of new accounting guidance effective January 1, 2010.

Emission Allowances

We record emission allowances at cost, including the annual SO_2 and NO_x emission allowance entitlements received at no cost from the Federal EPA. We follow the inventory model for these allowances. We record allowances expected to be consumed within one year in Materials and Supplies and allowances with expected consumption beyond one year in Deferred Charges and Other Noncurrent Assets on our Consolidated Balance Sheets. We record the consumption of allowances in the production of energy in Fuel and Other Consumables Used for Electric Generation on our Consolidated Statements of Income at an average cost. We record allowances held for speculation in Prepayments and Other Current Assets on our Consolidated Balance Sheets. We report the purchases and sales of allowances in the Operating Activities section of the Statements of Cash Flows. We record the net margin on sales of emission allowances in Utility Operations Revenue on our Consolidated Statements of Income because of its integral nature to the production process of energy and our revenue optimization strategy for our utility operations. The net margin on sales of emission allowances affects the determination of deferred fuel or deferred emission allowance costs and the amortization of regulatory assets for certain jurisdictions.

Property, Plant and Equipment and Equity Investments

Electric utility property, plant and equipment are stated at original purchase cost. Property, plant and equipment of nonregulated operations and equity investments (included in Deferred Charges and Other Noncurrent Assets) are stated at fair value at acquisition (or as adjusted for any applicable impairments) plus the original cost of property acquired or constructed since the acquisition, less disposals. Additions, major replacements and betterments are added to the plant accounts. For the Utility Operations segment, normal and routine retirements from the plant accounts, net of salvage, are charged to accumulated depreciation for both cost-based rate-regulated and most nonregulated operations under the group composite method of depreciation. The group composite method of depreciation assumes that on average, asset components are retired at the end of their useful lives and thus there is no gain or loss. The equipment in each primary electric plant account is identified as a separate group. Under the group composite method of depreciation, continuous interim routine replacements of items such as boiler tubes, pumps, motors, etc. result in the original cost, less salvage, being charged to accumulated depreciation. For the nonregulated generation assets, a gain or loss would be recorded if the retirement is not considered an interim routine replacement. The depreciation rates that are established for the generating plants take into account the past history of interim capital replacements and the amount of salvage received. These rates and the related lives are subject to periodic review. Gains and losses are recorded for any retirements in the AEP River Operations and Generation and Marketing segments. Removal costs are charged to regulatory liabilities for cost-based rate-regulated operations and charged to expense for nonregulated operations. The costs of labor, materials and overhead incurred to operate and maintain our plants are included in operating expenses.

Long-lived assets are required to be tested for impairment when it is determined that the carrying value of the assets may no longer be recoverable or when the assets meet the held for sale criteria under the accounting guidance for "Impairment or Disposal of Long-Lived Assets." Equity investments are required to be tested for impairment when it is determined there may be an other than temporary loss in value.

The fair value of an asset or investment is the amount at which that asset or investment could be bought or sold in a current transaction between willing parties, as opposed to a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. In the absence of quoted prices for identical or similar assets or investments in active markets, fair value is estimated using various internal and external valuation methods including cash flow analysis and appraisals.

Allowance for Funds Used During Construction (AFUDC) and Interest Capitalization

AFUDC represents the estimated cost of borrowed and equity funds used to finance construction projects that is capitalized and recovered through depreciation over the service life of regulated electric utility plant. For nonregulated operations, including generating assets in Ohio and Texas, interest is capitalized during construction in accordance with the accounting guidance for "Capitalization of Interest."

Valuation of Nonderivative Financial Instruments

The book values of Cash and Cash Equivalents, Accounts Receivable, Short-term Debt and Accounts Payable approximate fair value because of the short-term maturity of these instruments. The book value of the pre-April 1983 spent nuclear fuel disposal liability approximates the best estimate of its fair value.

Fair Value Measurements of Assets and Liabilities

The accounting guidance for "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. When quoted market prices are not available, pricing may be completed using comparable securities, dealer values, operating data and general market conditions to determine fair value. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, market corroborated inputs (i.e. inputs derived principally from, or correlated to, observable market data) and other observable inputs for the asset or liability.

For our commercial activities, exchange traded derivatives, namely futures contracts, are generally fair valued based on unadjusted quoted prices in active markets and are classified as Level 1. Level 2 inputs primarily consist of OTC broker quotes in moderately active or less active markets, as well as exchange traded contracts where there is insufficient market liquidity to warrant inclusion in Level 1. We verify our price curves using these broker quotes and classify these fair values within Level 2 when substantially all of the fair value can be corroborated. We typically obtain multiple broker quotes, which are non-binding in nature, but are based on recent trades in the marketplace. When multiple broker quotes are obtained, we average the quoted bid and ask prices. In certain circumstances, we may discard a broker quote if it is a clear outlier. We use a historical correlation analysis between the broker quoted location and the illiquid locations and if the points are highly correlated we include these locations within Level 2 as well. Certain OTC and bilaterally executed derivative instruments are executed in less active markets with a lower availability of pricing information. Long-dated and illiquid complex or structured transactions and FTRs can introduce the need for internally developed modeling inputs based upon extrapolations and assumptions of observable market data to estimate fair value. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3.

We utilize our trustee's external pricing service in our estimate of the fair value of the underlying investments held in the benefit plan and nuclear trusts. Our investment managers review and validate the prices utilized by the trustee to determine fair value. We perform our own valuation testing to verify the fair values of the securities. We receive audit reports of our trustee's operating controls and valuation processes. The trustee uses multiple pricing vendors for the assets held in the plans. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Fixed income securities do not trade on an exchange and do not have an official closing price. Pricing vendors calculate bond valuations using financial models and matrices. Fixed income securities are typically classified as Level 2 holdings because their valuation inputs are based on observable market data. Observable inputs used for valuing fixed income securities are benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments. Investments with unobservable valuation inputs are classified as Level 3 investments. Benefit plan assets included in Level 3 are real estate and private equity investments that are valued using methods requiring judgment including appraisals.

Deferred Fuel Costs

The cost of fuel and related emission allowances and emission control chemicals/consumables is charged to Fuel and Other Consumables Used for Electric Generation expense when the fuel is burned or the allowance or consumable is utilized. The cost of fuel also includes the cost of nuclear fuel burned which is computed primarily on the units-of-production method. In regulated jurisdictions with an active FAC, fuel cost over-recoveries (the excess of fuel revenues billed to customers over applicable fuel costs incurred) are generally deferred as current regulatory liabilities and under-recoveries (the excess of applicable fuel costs incurred over fuel revenues billed to customers) are generally deferred as current regulatory assets. These deferrals are amortized when refunded or when billed to customers in later months with the state regulatory commissions' review and approval. The amount of an over-recovery or under-recovery can also be affected by actions of the state regulatory commissions. On a routine basis, state regulatory commissions review and/or audit our fuel procurement policies and practices, the fuel cost calculations and FAC deferrals. When a fuel cost disallowance becomes probable, we adjust our FAC deferrals and record provisions for estimated refunds to recognize these probable outcomes. Fuel cost over-recovery and under-recovery balances are classified as noncurrent when there is a phase-in plan or the FAC has been suspended.

Changes in fuel costs, including purchased power in Kentucky for KPCo, in Indiana (beginning in July 2007) and Michigan for I&M, in Texas, Louisiana and Arkansas for SWEPCo, in Oklahoma for PSO and in Virginia and West Virginia (prior to 2009) for APCo are reflected in rates in a timely manner through the FAC. Beginning in 2009, changes in fuel costs, including purchased power in Ohio for CSPCo and OPCo and in West Virginia for APCo are reflected in rates through FAC phase-in plans. All of the profits from off-system sales are shared with customers through the FAC in West Virginia for APCo. A portion of profits from off-system sales are shared with customers through the FAC and other rate mechanisms in Oklahoma for PSO, Texas, Louisiana and Arkansas for SWEPCo, Kentucky for KPCo, Virginia (beginning in September 2007) for APCo and in Indiana (beginning in July 2007) and some areas of Michigan for I&M. Where the FAC or off-system sales sharing mechanism is capped, frozen or non-existent (prior to July 2007 for I&M in Indiana, prior to 2009 for CSPCo and OPCo in Ohio and currently in Texas for AEP Energy Partners, Inc.), changes in fuel costs or sharing of off-system sales impacted earnings.

Revenue Recognition

Regulatory Accounting

Our consolidated financial statements reflect the actions of regulators that can result in the recognition of revenues and expenses in different time periods than enterprises that are not rate-regulated. Regulatory assets (deferred expenses) and regulatory liabilities (deferred revenue reductions or refunds) are recorded to reflect the economic effects of regulation in the same accounting period by matching expenses with their recovery through regulated revenues and by matching income with its passage to customers in cost-based regulated rates.

When regulatory assets are probable of recovery through regulated rates, we record them as assets on our Consolidated Balance Sheets. We test for probability of recovery at each balance sheet date or whenever new events occur. Examples of new events include the issuance of a regulatory commission order or passage of new legislation. If it is determined that recovery of a regulatory asset is no longer probable, we write off that regulatory asset as a charge against income.

Traditional Electricity Supply and Delivery Activities

Revenues are recognized from retail and wholesale electricity sales and electricity transmission and distribution delivery services. We recognize the revenues on our Consolidated Statements of Income upon delivery of the energy to the customer and include unbilled as well as billed amounts. In accordance with the applicable state commission regulatory treatment, PSO and SWEPCo do not record the fuel portion of unbilled revenue.

Most of the power produced at the generation plants of the AEP East companies is sold to PJM, the RTO operating in the east service territory. We purchase power from PJM to supply our customers. Generally, these power sales and purchases are reported on a net basis as revenues on our Consolidated Statements of Income. However, in 2009, there were times when we were a purchaser of power from PJM to serve retail load. These purchases were recorded gross as Purchased Electricity for Resale on our Consolidated Statements of Income. Other RTOs in which we operate do not function in the same manner as PJM. They function as balancing organizations and not as exchanges.

Physical energy purchases, including those from RTOs, that are identified as non-trading, but excluding PJM purchases described in the preceding paragraph, are accounted for on a gross basis in Purchased Electricity for Resale on our Consolidated Statements of Income.

In general, we record expenses when purchased electricity is received and when expenses are incurred, with the exception of certain power purchase contracts that are derivatives and accounted for using MTM accounting where generation/supply rates are not cost-based regulated. In jurisdictions where the generation/supply business is subject to cost-based regulation, the unrealized MTM amounts are deferred as regulatory assets (for losses) and regulatory liabilities (for gains).

For power purchased under derivative contracts in our west zone where we are short capacity, we defer all unrealized gains and losses as regulatory liabilities for net gains or regulatory assets for net losses that result from measuring these contracts at fair value during the period before settlement. If the contract results in the physical delivery of power from a RTO or any other counterparty, we reverse the previously recorded unrealized gains and losses from MTM valuations and record the settled amounts gross as Purchased Electricity for Resale. If the contract does not result in physical delivery, we reverse the previously recorded unrealized gains and losses from MTM valuations and record the settled amounts as Revenues on our Consolidated Statements of Income on a net basis (see Note 10).

Energy Marketing and Risk Management Activities

We engage in wholesale electricity, natural gas, coal and emission allowances marketing and risk management activities focused on wholesale markets where we own assets and adjacent markets. Our activities include the purchase and sale of energy under forward contracts at fixed and variable prices and the buying and selling of financial energy contracts, which include exchange traded futures and options, as well as over-the-counter options and swaps. We engage in certain energy marketing and risk management transactions with RTOs.

We recognize revenues and expenses from wholesale marketing and risk management transactions that are not derivatives upon delivery of the commodity. We use MTM accounting for wholesale marketing and risk management transactions that are derivatives unless the derivative is designated in a qualifying cash flow hedge relationship or a normal purchase or sale. We include the unrealized and realized gains and losses on wholesale marketing and risk management transactions that are accounted for using MTM in Revenues on our Consolidated Statements of Income on a net basis. In jurisdictions subject to cost-based regulation, we defer the unrealized MTM amounts and some realized gains and losses as regulatory assets (for losses) and regulatory liabilities (for gains). We include unrealized MTM gains and losses resulting from derivative contracts on our Consolidated Balance Sheets as Risk Management Assets or Liabilities as appropriate.

Certain qualifying wholesale marketing and risk management derivative transactions are designated as hedges of variability in future cash flows as a result of forecasted transactions (cash flow hedge). We initially record the effective portion of the cash flow hedge's gain or loss as a component of AOCI. When the forecasted transaction is realized and affects net income, we subsequently reclassify the gain or loss on the hedge from AOCI into revenues or expenses within the same financial statement line item as the forecasted transaction on our Consolidated Statements of Income. Excluding those jurisdictions subject to cost-based regulation, we recognize the ineffective portion of the gain or loss in revenues or expense immediately on our Consolidated Statements of Income, depending on the specific nature of the associated hedged risk. In regulated jurisdictions, we defer the ineffective portion as regulatory assets (for losses) and regulatory liabilities (for gains) (see "Accounting for Cash Flow Hedging Strategies" section of Note 10).

Barging Activities

AEP River Operations' revenue is recognized based on percentage of voyage completion. The proportion of freight transportation revenue to be recognized is determined by applying a percentage to the contractual charges for such services. The percentage is determined by dividing the number of miles from the loading point to the position of the barge as of the end of the accounting period by the total miles to the destination specified in the customer's freight contract. The position of the barge at accounting period end is determined by our computerized barge tracking system.

Levelization of Nuclear Refueling Outage Costs

In order to match costs with nuclear refueling cycles, I&M defers incremental operation and maintenance costs associated with periodic refueling outages at its Cook Plant and amortizes the costs over the period beginning with the month following the start of each unit's refueling outage and lasting until the end of the month in which the same unit's next scheduled refueling outage begins. I&M adjusts the amortization amount as necessary to ensure full amortization of all deferred costs by the end of the refueling cycle.

Maintenance

We expense maintenance costs as incurred. If it becomes probable that we will recover specifically-incurred costs through future rates, we establish a regulatory asset to match the expensing of those maintenance costs with their recovery in cost-based regulated revenues. We defer distribution tree trimming costs for PSO above the level included in base rates and amortize those deferrals commensurate with recovery through a rate rider in Oklahoma.

Income Taxes and Investment Tax Credits

We use the liability method of accounting for income taxes. Under the liability method, we provide deferred income taxes for all temporary differences between the book and tax basis of assets and liabilities which will result in a future tax consequence.

When the flow-through method of accounting for temporary differences is reflected in regulated revenues (that is, when deferred taxes are not included in the cost of service for determining regulated rates for electricity), we record deferred income taxes and establish related regulatory assets and liabilities to match the regulated revenues and tax expense.

We account for investment tax credits under the flow-through method except where regulatory commissions reflect investment tax credits in the rate-making process on a deferral basis. We amortize deferred investment tax credits over the life of the plant investment.

We account for uncertain tax positions in accordance with the accounting guidance for "Income Taxes." We classify interest expense or income related to uncertain tax positions as interest expense or income as appropriate and classify penalties as Other Operation.

Excise Taxes

We act as an agent for some state and local governments and collect from customers certain excise taxes levied by those state or local governments on our customers. We do not recognize these taxes as revenue or expense.

Debt and Preferred Stock

We defer gains and losses from the reacquisition of debt used to finance regulated electric utility plants and amortize the deferral over the remaining term of the reacquired debt in accordance with their rate-making treatment unless the debt is refinanced. If we refinance the reacquired debt associated with the regulated business, the reacquisition costs attributable to the portions of the business subject to cost-based regulatory accounting are generally deferred and amortized over the term of the replacement debt consistent with its recovery in rates. Some jurisdictions require that these costs be expensed upon reacquisition. We report gains and losses on the reacquisition of debt for operations not subject to cost-based rate regulation in Interest Expense on our Consolidated Statements of Income.

We defer debt discount or premium and debt issuance expenses and amortize generally utilizing the straight-line method over the term of the related debt. The straight-line method approximates the effective interest method and is consistent with the treatment in rates for regulated operations. We include the amortization expense in Interest Expense on our Consolidated Statements of Income.

Where reflected in rates, we include redemption premiums paid to reacquire preferred stock of utility subsidiaries in paid-in capital and amortize the premiums to retained earnings commensurate with recovery in rates. We credit the excess of par value over costs of preferred stock reacquired to paid-in capital and reclassify the excess to retained earnings upon the redemption of the entire preferred stock series.

Goodwill and Intangible Assets

When we acquire businesses, we record the fair value of all assets and liabilities, including intangible assets. To the extent that consideration exceeds the fair value of identified assets, we record goodwill. We do not amortize goodwill and intangible assets with indefinite lives. We test acquired goodwill and other intangible assets with indefinite lives for impairment at least annually at their estimated fair value. We test goodwill at the reporting unit level and other intangibles at the asset level. Fair value is the amount at which an asset or liability could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. In the absence of quoted prices for identical or similar assets in active markets, we estimate fair value using various internal and external valuation methods. We amortize intangible assets with finite lives over their respective estimated lives, currently ranging from 10 to 15 years, to their estimated residual values. We also review the lives of the amortizable intangibles with finite lives on an annual basis.

Investments Held in Trust for Future Liabilities

We have several trust funds with significant investments intended to provide for future payments of pension and OPEB benefits, nuclear decommissioning and spent nuclear fuel disposal. All of our trust funds' investments are diversified and managed in compliance with all laws and regulations. Our investment strategy for trust funds is to use a diversified portfolio of investments to achieve an acceptable rate of return while managing the interest rate sensitivity of the assets relative to the associated liabilities. To minimize investment risk, the trust funds are broadly diversified among classes of assets, investment strategies and investment managers. We regularly review the actual asset allocation and periodically rebalance the investments to targeted allocation when appropriate. Investment policies and guidelines allow investment managers in approved strategies to use financial derivatives to obtain or manage market exposures and to hedge assets and liabilities. The investments are reported at fair value under the "Fair Value Measurements and Disclosures" accounting guidance.

Benefit Plans

All benefit plan assets are invested in accordance with each plan's investment policy. The investment policy outlines the investment objectives, strategies and target asset allocations by plan.

The investment philosophies for our benefit plans support the allocation of assets to minimize risks and optimizing net returns. Strategies used include:

- Maintaining a long-term investment horizon.
- Diversifying assets to help control volatility of returns at acceptable level.
- Managing fees, transaction costs and tax liabilities to maximize investment earnings.
- Using active management of investments where appropriate risk/return opportunities exist.
- Keeping portfolio structure style-neutral to limit volatility compared to applicable benchmarks.
- Using alternative asset classes such as real estate and private equity to maximize return and provide additional portfolio diversification.

The target asset allocation and allocation ranges are as follows:

Pension Plan Assets	Minimum	Target	Maximum
Domestic Equity	30.0%	35.0%	40.0%
International and Global Equity	10.0%	15.0%	20.0%
Fixed Income	35.0%	39.0%	45.0%
Real Estate	4.0%	5.0%	6.0%
Other Investments	1.0%	5.0%	7.0%
Cash	0.5%	1.0%	3.0%

OPEB Plans Assets	Minimum	Target	Maximum
Equity	61.0%	66.0%	71.0%
Fixed Income	29.0%	33.0%	37.0%
Cash	1.0%	1.0%	4.0%

The investment policy for each benefit plan contains various investment limitations. The investment policies establish concentration limits for securities. Investment policies prohibit the benefit trust funds from purchasing securities issued by AEP (with the exception of proportionate and immaterial holdings of AEP securities in passive index strategies). However, our investment policies do not preclude the benefit trust funds from receiving contributions in the form of AEP securities, provided that the AEP securities acquired by each plan may not exceed the limitations imposed by law. Each investment manager's portfolio is compared to a diversified benchmark index.

For equity investments, the limits are as follows:

- No security in excess of 5% of all equities.
- Cash equivalents must be less than 10% of an investment manager's equity portfolio.
- Individual stock must be less than 10% of each manager's equity portfolio.
- No investment in excess of 5% of an outstanding class of any company.
- No securities may be bought or sold on margin or other use of leverage.

For fixed income investments, the concentration limits must not exceed:

- 3% in one issuer
- 20% in non-US dollar denominated
- 5% private placements
- 5% convertible securities
- 60% for bonds rated AA+ or lower
- 50% for bonds rated A+ or lower
- 10% for bonds rated BBB- or lower

For obligations of non-government issuers the following limitations apply:

- AAA rated debt: a single issuer should account for no more than 5% of the portfolio.
- AA+, AA, AA- rated debt: a single issuer should account for no more than 3% of the portfolio.
- Debt rated A+ or lower: a single issuer should account for no more than 2% of the portfolio.
- No more than 10% of the portfolio may be invested in high yield and emerging market debt combined at any time.

A portion of the pension assets is invested in real estate funds to provide diversification, add return, and hedge against inflation. Real estate properties are illiquid, difficult to value, and not actively traded. The pension plan uses external real estate investment managers to invest in commingled funds that hold real estate properties. To mitigate investment risk in the real estate portfolio, commingled real estate funds are used to ensure that holdings are diversified by region, property type, and risk classification. Real estate holdings include core, value-added, and development risk classifications and some investments in Real Estate Investment Trusts (REITs), which are publicly traded real estate securities classified as Level 1.

A portion of the pension assets is invested in private equity. Private equity investments add return and provide diversification and typically require a long-term time horizon to evaluate investment performance. Private equity is classified as an alternative investment because it is illiquid, difficult to value, and not actively traded. The pension plan uses limited partnerships and commingled funds to invest across the private equity investment spectrum. Our private equity holdings are with six general partners who help monitor the investments and provide investment selection expertise. The holdings are currently comprised of venture capital, buyout, and hybrid debt and equity investment instruments. Commingled private equity funds are used to enhance the holdings' diversity.

We participate in a securities lending program with BNY Mellon to provide incremental income on idle assets and to provide income to offset custody fees and other administrative expenses. We lend securities to borrowers approved by BNY Mellon in exchange for cash collateral. All loans are collateralized by at least 102% of the loaned asset's market value and the cash collateral is invested. The difference between the rebate owed to the borrower and the cash collateral rate of return determines the earnings on the loaned security. The securities lending program's objective is providing modest incremental income with a limited increase in risk.

We hold trust owned life insurance (TOLI) underwritten by The Prudential Insurance Company in the OPEB plan trusts. The strategy for holding life insurance contracts in the taxable VEBA trust is to minimize taxes paid on the asset growth in the trust. Earnings on plan assets are tax-deferred within the TOLI contract and can be tax-free if held until claims are paid. Life insurance proceeds remain in the trust and are used to fund future retiree medical benefit liabilities. With consideration to other investments held in the trust, the cash value of the TOLI contracts is invested in two diversified funds. A portion is invested in a commingled fund with underlying investments in stocks that are actively traded on major international equity exchanges. The other portion of the TOLI cash value is invested in a diversified, commingled fixed income fund with underlying investments in government bonds, corporate bonds and asset-backed securities.

Cash and cash equivalents are held in each trust to provide liquidity and meet short-term cash needs. Cash equivalent funds are used to provide diversification and preserve principal. The underlying holdings in the cash funds are investment grade money market instruments including commercial paper, certificates of deposit, treasury bills and other types of investment grade short-term debt securities. The cash funds are valued each business day and provide daily liquidity.

Nuclear Trust Funds

Nuclear decommissioning and spent nuclear fuel trust funds represent funds that regulatory commissions allow us to collect through rates to fund future decommissioning and spent nuclear fuel disposal liabilities. By rules or orders, the IURC, the MPSC and the FERC established investment limitations and general risk management guidelines. In general, limitations include:

- Acceptable investments (rated investment grade or above when purchased).
- Maximum percentage invested in a specific type of investment.
- Prohibition of investment in obligations of AEP or its affiliates.
- Withdrawals permitted only for payment of decommissioning costs and trust expenses.

We maintain trust records for each regulatory jurisdiction. These funds are managed by external investment managers who must comply with the guidelines and rules of the applicable regulatory authorities. The trust assets are invested to optimize the net of tax earnings of the trust giving consideration to liquidity, risk, diversification and other prudent investment objectives.

We record securities held in these trust funds as Spent Nuclear Fuel and Decommissioning Trusts on our Consolidated Balance Sheets. We record these securities at fair value. We classify securities in the trust funds as available-for-sale due to their long-term purpose. When a security's fair value is less than its cost basis, we recognize an impairment as we do not make specific investment decisions regarding the assets held in these trusts. Impairments reduce the cost basis of the securities which will affect any future unrealized gain or realized gain or loss due to the adjusted cost of investment. We record unrealized gains and other-than-temporary impairments from securities in these trust funds as adjustments to the regulatory liability account for the nuclear decommissioning trust funds and to regulatory assets or liabilities for the spent nuclear fuel disposal trust funds in accordance with their treatment in rates. See the "Nuclear Contingencies" section of Note 6 for additional discussion of nuclear matters. See "Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal" section of Note 11 for disclosure of the fair value of assets within the trusts.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) has two components: net income (loss) and other comprehensive income (loss).

Components of Accumulated Other Comprehensive Income (Loss)(AOCI)

AOCI is included on our Consolidated Balance Sheets in our equity section. The following table provides the components that constitute the balance sheet amount in AOCI:

Components	December 31, 2009	December 31, 2008
	(in millions)	
Securities Available for Sale, Net of Tax	$ 12	$ 1
Cash Flow Hedges, Net of Tax	(15)	(22)
Amortization of Pension and OPEB Deferred Costs, Net of Tax	35	12
Pension and OPEB Funded Status, Net of Tax	(406)	(443)
Total	$ (374)	$ (452)

Stock-Based Compensation Plans

At December 31, 2009, we had stock options, performance units, restricted shares and restricted stock units outstanding to employees under The Amended and Restated American Electric Power System Long-Term Incentive Plan (LTIP). This plan was last approved by shareholders in 2005.

We maintain career share accounts under the Stock Ownership Requirement Plan to facilitate executives in meeting minimum stock ownership requirements assigned to executives by the HR Committee of the Board of Directors.

Career shares are derived from vested performance units granted to employees under the LTIP. Career shares are equal in value to shares of AEP common stock and do not become payable to executives until after their service ends. Dividends paid on career shares are reinvested as additional career shares.

We also compensate our non-employee directors, in part, with stock units under The Stock Unit Accumulation Plan for non-employee directors. These stock units become payable in cash to directors after their service ends.

In addition, we maintain a variety of tax qualified and nonqualified deferred compensation plans for employees and non-employee directors that include, among other options, an investment in or an investment return equivalent to that of AEP common stock.

In January 2006, we adopted accounting guidance for "Share-Based Payment" which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, based on estimated fair values.

We recognize compensation expense for all share-based awards with service only vesting conditions granted on or after January 2006 using the straight-line single-option method. In 2009, 2008 and 2007, we granted awards with performance conditions which are expensed on the accelerated multiple-option approach. Stock-based compensation expense recognized on our Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007 is based on awards ultimately expected to vest. Therefore, stock-based compensation expense has been reduced to reflect estimated forfeitures. Accounting guidance for "Share-Based Payment" requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2009, 2008 and 2007, compensation cost is included in Net Income for the performance share units, phantom stock units, restricted shares, restricted stock units and the director's stock units. See Note 15 for additional discussion.

Earnings Per Share (EPS)

Basic earnings per common share is calculated by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by adjusting the weighted average outstanding common shares, assuming conversion of all potentially dilutive stock options and awards.

The following table presents our basic and diluted EPS calculations included on our Consolidated Statements of Income:

	Years Ended December 31,					
	2009		2008		2007	
	(in millions, except per share data)					
		$/share		$/share		$/share
Earnings Attributable to AEP Common Shareholders	$ 1,357		$ 1,380		$ 1,089	
Weighted Average Number of Basic Shares Outstanding	458.7	$ 2.96	402.1	$ 3.43	398.8	$ 2.73
Weighted Average Dilutive Effect of:						
Performance Share Units	0.3	-	1.2	0.01	0.9	0.01
Stock Options	-	-	0.1	-	0.3	-
Restricted Stock Units	-	-	0.1	-	0.1	-
Restricted Shares	-	-	0.1	-	0.1	-
Weighted Average Number of Diluted Shares Outstanding	459.0	$ 2.96	403.6	$ 3.42	400.2	$ 2.72

The assumed conversion of stock options does not affect net earnings for purposes of calculating diluted earnings per share.

Options to purchase 452,216, 470,016 and 83,150 shares of common stock were outstanding at December 31, 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share attributable to AEP common shareholders. Since the options' exercise prices were greater than the year-end market price of the common shares, the effect would be antidilutive.

CSPCo and OPCo Revised Depreciation Rates

Effective January 1, 2009, we revised book depreciation rates for CSPCo and OPCo generating plants consistent with a recently completed depreciation study. OPCo's overall higher depreciation rates primarily related to shortened depreciable lives for certain OPCo generating facilities. In comparing 2009 and 2008, the change in depreciation rates resulted in a net increase (decrease) in depreciation expense of:

	Depreciation Expense Variance Years Ended December 31, 2009/2008
	(in millions)
CSPCo	$ (18)
OPCo	71

The net change in depreciation rates resulted in a decrease to our net-of-tax, basic earnings per share of $0.08 for the year ended December 31, 2009.

Supplementary Information

Related Party Transactions	Years Ended December 31,		
	2009	2008	2007
	(in millions)		
AEP Consolidated Revenues – Utility Operations:			
Power Pool Purchases – Ohio Valley Electric Corporation (43.47% Owned) (a)	$ -	$ (54)	$ (29)
AEP Consolidated Revenues – Other Revenues:			
Ohio Valley Electric Corporation – Barging and Other Transportation Services (43.47% Owned)	31	32	31
AEP Consolidated Expenses – Purchased Electricity for Resale:			
Ohio Valley Electric Corporation (43.47% Owned)	286	263	226
Sweeny Cogeneration Limited Partnership (b)	-	-	86

(a)   In 2006, the AEP Power Pool began purchasing power from OVEC as part of risk management activities. The agreement ended in December 2008.

(b)   In October 2007, we sold our 50% ownership in the Sweeny Cogeneration Limited Partnership. See "Sweeny Cogeneration Plant" section of Note 7.

Amounts Attributable To AEP Common Shareholders	Years Ended December 31,		
	2009	2008	2007
	(in millions)		
Income Before Discontinued Operations and Extraordinary Loss, Net of Tax	$ 1,362	$ 1,368	$ 1,144
Discontinued Operations, Net of Tax	-	12	24
Extraordinary Loss, Net of Tax	(5)	-	(79)
Net Income	$ 1,357	$ 1,380	$ 1,089

Cash Flow Information	Years Ended December 31,		
	2009	2008	2007
	(in millions)		
Cash Paid (Received) for:			
Interest, Net of Capitalized Amounts	$ 924	$ 853	$ 734
Income Taxes	(98)	233	576
Noncash Investing and Financing Activities:			
Acquisitions Under Capital Leases	86	62	160
Assumption of Liabilities Related to Acquisitions/Divestitures, Net	-	-	8
Disposition of Assets Related to Electric Transmission Texas Joint Venture	-	-	(14)
Construction Expenditures Included in Accounts Payable at December 31,	348	460	345
Acquisition of Nuclear Fuel Included in Accounts Payable at December 31,	-	38	84
Noncash Donation Expense Related to Issuance of Treasury Shares to AEP Foundation	-	40	-

Transmission Investments

We participate in certain joint ventures which involve the development, construction, ownership and operation of transmission facilities. These investments are recorded using the equity method and reported as Deferred Charges and Other Noncurrent Assets on our Consolidated Balance Sheets.

Power Projects

During 2007, we sold our 50% interest in Sweeny, a nonregulated power plant with a capacity of 480 MW located in Texas. We account for investments in power projects that are 50% or less owned using the equity method and report them as Deferred Charges and Other Noncurrent Assets on our Consolidated Balance Sheets.

Reclassifications

In the Financing Activities section of our Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007, we corrected the presentation of borrowings on our lines of credit of $2.1 billion and $85 million, respectively, from Change in Short-term Debt, Net to Borrowings from Revolving Credit Facilities. We also corrected the presentation of repayments on our lines of credit of $79 million and $102 million for the years ended December 31, 2008 and 2007, respectively, to Repayments to Revolving Credit Facilities from Change in Short-term Debt, Net. The correction to present borrowings and repayments on our lines of credit on a gross basis was not material to our financial statements and had no impact on our previously reported net income, changes in shareholders' equity, financial position or net cash flows from financing activities.

2. <u>NEW ACCOUNTING PRONOUNCEMENTS AND EXTRAORDINARY ITEMS</u>

NEW ACCOUNTING PRONOUNCEMENTS

Upon issuance of final pronouncements, we review the new accounting literature to determine its relevance, if any, to our business. The following represents a summary of final pronouncements that impact our financial statements.

<u>Pronouncement Adopted During 2009</u>

The following standard was effective during 2009. Consequently, the financial statements reflect its impact.

SFAS 160 "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160)

In December 2007, the FASB issued SFAS 160, modifying reporting for noncontrolling interest (minority interest) in consolidated financial statements. The statement requires noncontrolling interest be reported in equity and establishes a new framework for recognizing net income or loss and comprehensive income by the controlling interest. Upon deconsolidation due to loss of control over a subsidiary, the standard requires a fair value remeasurement of any remaining noncontrolling equity investment to be used to properly recognize the gain or loss. SFAS 160 requires specific disclosures regarding changes in equity interest of both the controlling and noncontrolling parties and presentation of the noncontrolling equity balance and income or loss for all periods presented.

We adopted SFAS 160 effective January 1, 2009 and retrospectively applied the presentation and disclosure requirements to prior periods. SFAS 160 is included in the "Consolidation" accounting guidance. The retrospective application of this standard:

- Reclassifies Minority Interest Expense of $4 million and $3 million and Interest Expense of $1 million and $3 million for the years ended December 31, 2008 and 2007, respectively, as Net Income Attributable to Noncontrolling Interest below Net Income in the presentation of Earnings Attributable to AEP Common Shareholders in our Consolidated Statements of Income.
- Repositions Preferred Stock Dividend Requirements of Subsidiaries of $3 million for the years ended December 31, 2008 and 2007 below Net Income in the presentation of Earnings Attributable to AEP Common Shareholders in our Consolidated Statements of Income.

- Reclassifies minority interest of $17 million as of December 31, 2008 previously included in Deferred Credits and Other Noncurrent Liabilities and Total Liabilities as Noncontrolling Interests in Total Equity on our Consolidated Balance Sheets.
- Separately reflects changes in Noncontrolling Interests on the Consolidated Statements of Changes in Equity and Comprehensive Income (Loss).
- Reclassifies dividends paid to noncontrolling interests of $6 million for the years ended December 31, 2008 and 2007 from Operating Activities to Financing Activities in our Consolidated Statements of Cash Flows.

Pronouncements Adopted During The First Quarter of 2010

The following standards are effective during the first quarter of 2010. Consequently, their impact will be reflected in the first quarter of 2010 financial statements when filed. The following paragraphs discuss their expected impact on future financial statements.

SFAS 166 "Accounting for Transfers of Financial Assets" (SFAS 166)

In June 2009, the FASB issued SFAS 166 clarifying when a transfer of a financial asset should be recorded as a sale. The standard defines participating interest to establish specific conditions for a sale of a portion of a financial asset. This standard must be applied to all transfers after the effective date.

We prospectively adopted SFAS 166 effective January 1, 2010. AEP Credit sells an interest in receivables it acquires from certain of its affiliates to bank conduits and receives cash. As of December 31, 2009, AEP Credit had $631 million of these receivable sales outstanding. Upon adoption of SFAS 166, these transactions do not constitute a sale of receivables and will be accounted for as financings. Effective January 2010, we record the receivables and related debt on our Consolidated Balance Sheet. SFAS 166 is included in the "Transfers and Servicing" accounting guidance.

SFAS 167 "Amendments to FASB Interpretation No. 46(R)" (SFAS 167)

In June 2009, the FASB issued SFAS 167 amending the analysis an entity must perform to determine if it has a controlling interest in a variable interest entity (VIE). In addition to presentation and disclosure guidance, SFAS 167 provides that the primary beneficiary of a VIE must have both:

- The power to direct the activities of the VIE that most significantly impact the VIE's economic performance.
- The obligation to absorb the losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

We prospectively adopted SFAS 167 effective January 1, 2010. Upon adoption, we deconsolidated DHLC and began accounting for it under the equity method of accounting. SFAS 167 is included in the "Consolidation" accounting guidance.

EXTRAORDINARY ITEMS

Virginia Restructuring

In 2000, we discontinued "Regulated Operations" accounting in our Virginia jurisdiction for retail generation and supply operations due to the passage of legislation for customer choice and deregulation. In April 2007, Virginia passed legislation to reestablish regulation for retail generation and supply of electricity. As a result, we recorded an extraordinary loss of $118 million ($79 million, net of tax) in 2007 for the reestablishment of regulatory assets and liabilities related to our Virginia retail generation and supply operations.

SWEPCo Texas Restructuring

In August 2006, the PUCT adopted a rule extending the delay in implementation of customer choice in SWEPCo's SPP area of Texas until no sooner than January 1, 2011. In May 2009, the governor of Texas signed a bill related to SWEPCo's SPP area of Texas that requires continued cost of service regulation until certain stages have been completed and approved by the PUCT such that fair competition is available to all Texas retail customer classes. Based upon the signing of the bill, SWEPCo re-applied "Regulated Operations" accounting guidance for the generation portion of SWEPCo's Texas retail jurisdiction effective second quarter of 2009. Management believes that a switch to competition in the SPP area of Texas will not occur. The reapplication of "Regulated Operations" accounting guidance resulted in an $8 million ($5 million, net of tax) extraordinary loss.

3. **GOODWILL AND OTHER INTANGIBLE ASSETS**

Goodwill

The changes in our carrying amount of goodwill for the years ended December 31, 2009 and 2008 by operating segment are as follows:

	Utility Operations	AEP River Operations	AEP Consolidated
	(in millions)		
Balance at December 31, 2007	$ 37	$ 39	$ 76
Impairment Losses	-	-	-
Balance at December 31, 2008	37	39	76
Impairment Losses	-	-	-
Balance at December 31, 2009	$ 37	$ 39	$ 76

In the fourth quarters of 2009 and 2008, we performed our annual impairment tests. The fair values of the operations with goodwill were estimated using cash flow projections and other market value indicators. There were no goodwill impairment losses. We do not have any accumulated impairment on existing goodwill.

Other Intangible Assets

Acquired intangible assets subject to amortization were $10.3 million and $12.8 million at December 31, 2009 and 2008, respectively, net of accumulated amortization and are included in Deferred Charges and Other Noncurrent Assets on our Consolidated Balance Sheets. The amortization life, gross carrying amount and accumulated amortization by major asset class are as follows:

		December 31,			
		2009		2008	
	Amortization Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in years)	(in millions)			
Easements	10	$ 2.2	$ 1.9	$ 2.2	$ 1.6
Purchased Technology	10	10.9	8.6	10.9	7.5
Advanced Royalties	15	29.4	21.7	29.4	20.6
Total		$ 42.5	$ 32.2	$ 42.5	$ 29.7

Amortization of intangible assets was $3 million, $3 million and $4 million for 2009, 2008 and 2007, respectively. Our estimated total amortization is $2 million per year for 2010 through 2011 and $1 million per year for 2012 through 2014.

The Advanced Royalties asset class relates to the lignite mine of DHLC, a wholly-owned subsidiary of SWEPCo. In December 2008, we received an order from the LPSC that extended the useful life of the mine for an additional five years, through 2016, which is included in the amortization life and factored in the estimates noted above for future periods.

Other than goodwill, we have no intangible assets that are not subject to amortization.

4.   RATE MATTERS

Our subsidiaries are involved in rate and regulatory proceedings at the FERC and their state commissions. Rate matters can have a material effect on financial condition, net income and cash flows. Our recent significant rate orders and pending rate filings are addressed in this note.

CSPCo and OPCo Rate Matters

Ohio Electric Security Plan Filings

The PUCO issued an order in March 2009 that modified and approved CSPCo's and OPCo's ESPs that established rates at the start of the April 2009 billing cycle. The ESPs are in effect through 2011. The order also limits rate increases for CSPCo to 7% in 2009, 6% in 2010 and 6% in 2011 and for OPCo to 8% in 2009, 7% in 2010 and 8% in 2011. Some rate components and increases are exempt from these limitations. CSPCo and OPCo collected the 2009 annualized revenue increase over the last nine months of 2009.

The order provides a FAC for the three-year period of the ESP. The FAC increase will be phased in to avoid having the resultant rate increases exceed the ordered annual caps described above. The FAC increase is subject to quarterly true-ups, annual accounting audits and prudence reviews. The order allows CSPCo and OPCo to defer any unrecovered FAC costs resulting from the annual caps and to accrue associated carrying charges at CSPCo's and OPCo's weighted average cost of capital. The deferred FAC regulatory asset balance at the end of the three-year ESP period will be recovered through a non-bypassable surcharge over the period 2012 through 2018.

Discussed below are the outstanding uncertainties related to the ESP order:

The Ohio Consumers' Counsel filed a notice of appeal with the Supreme Court of Ohio raising several issues including the alleged retroactive rates, recovery of carrying charges on certain environmental investments, Provider of Last Resort (POLR) charges and the decision not to offset rates by off-system sales margins.

The Industrial Energy Users-Ohio group filed a notice of appeal with the Supreme Court of Ohio challenging other components of the ESP order including the POLR charge, the distribution riders for gridSMART^{SM} and enhanced reliability, the PUCO's conclusion and supporting evaluation that the modified ESPs are more favorable than the expected results of a market rate offer, the unbundling of the fuel and non-fuel generation rate components, the scope and design of the fuel adjustment clause and the approval of the plan after the 150-day statutory deadline. A decision from the Supreme Court of Ohio is still pending.

In 2009, the PUCO convened a workshop to determine the methodology for the Significantly Excessive Earnings Test (SEET). The SEET requires the PUCO to determine, following the end of each year of the ESP, if rate adjustments included in the ESP resulted in significantly excessive earnings. If the rate adjustments, in the aggregate, result in significantly excessive earnings, the excess amount would be returned to customers. The PUCO staff recommended that the SEET be calculated on an individual company basis and not on a combined CSPCo/OPCo basis and that off-system sales margins be included in the earnings test. It is unclear at this time whether the FAC phase-in deferral credits will be included in the earnings test. Management believes that CSPCo and OPCo should not be required to refund unrecovered FAC regulatory assets. The PUCO's decision on the SEET methodology is not expected to be finalized until a SEET filing is made by CSPCo and OPCo in 2010 related to 2009 earnings and the PUCO issues an order thereon. As a result, CSPCo and OPCo are unable to determine whether they will be required to return any of their ESP revenues to customers.

The following uncertainties were resolved in 2009:

Prior to the appeals discussed above, certain intervenors filed appeals of the ESP order with the Supreme Court of Ohio. One of the intervenors asked the court to stay, pending the outcome of its appeal, a portion of the authorized ESP rates which the intervenor characterized as being retroactive. The Supreme Court of Ohio denied the intervenor's request for a stay and granted motions to dismiss both appeals.

The Industrial Energy Users-Ohio group filed a complaint for writ of prohibition with the Supreme Court of Ohio requesting the Court to prohibit CSPCo and OPCo from billing and collecting any ESP rate increases because they assert that the PUCO's statutory jurisdiction over CSPCo's and OPCo's ESP application ended on December 28, 2008. CSPCo and OPCo filed a motion to dismiss the complaint for writ of prohibition. In January 2010, the Supreme Court of Ohio granted the motion to dismiss.

Management is unable to predict the outcome of the various ongoing ESP proceedings and litigation discussed above. If these proceedings result in adverse rulings, it could reduce future net income and cash flows.

Ohio IGCC Plant

In March 2005, CSPCo and OPCo filed a joint application with the PUCO seeking authority to recover costs of building and operating an IGCC power plant. CSPCo and OPCo have each collected $12 million in pre-construction costs authorized in a June 2006 PUCO order and each incurred $11 million in pre-construction costs. As a result, CSPCo and OPCo each established a net regulatory liability of approximately $1 million. The order also provided that if CSPCo and OPCo have not commenced a continuous course of construction of the proposed IGCC plant before June 2011, all pre-construction costs that may be utilized in projects at other sites must be refunded to Ohio ratepayers with interest. Intervenors have filed motions with the PUCO requesting all pre-construction costs be refunded to Ohio ratepayers with interest.

CSPCo and OPCo will not start construction of an IGCC plant until existing statutory barriers are addressed and sufficient assurance of regulatory cost recovery exists. Management cannot predict the outcome of the cost recovery litigation concerning the Ohio IGCC plant or what effect, if any, the litigation will have on future net income and cash flows. However, if CSPCo and OPCo were required to refund the $24 million collected and the costs incurred were not recoverable in another jurisdiction, it would reduce future net income and cash flows.

Ormet

Interim Arrangement

CSPCo, OPCo and Ormet, a large aluminum company, filed an application with the PUCO for approval of an interim arrangement governing the provision of generation service to Ormet. This interim arrangement was effective from January 2009 through September 2009. In January 2009, the PUCO approved the application. In March 2009, the PUCO approved a FAC in the ESP filings. The approval of the FAC, together with the PUCO approval of the interim arrangement, provided the basis to record regulatory assets for the difference between the approved market price and the rate paid by Ormet. In November 2009, CSPCo and OPCo requested that the PUCO approve recovery of the cumulative balance of the unrecovered FAC deferrals under the interim agreement, plus a weighted average cost of capital carrying charge. As of December 31, 2009, CSPCo and OPCo had $31 million and $34 million, respectively, of recorded regulatory assets related to the interim arrangement.

In the ESP proceeding, intervenors requested that CSPCo and OPCo be required to refund these regulatory assets and requested that the PUCO prevent CSPCo and OPCo from collecting these revenues in the future. CSPCo and OPCo filed a response noting that these amounts have not been collected and, in fact, are recorded as regulatory assets with PUCO authorization, pending future authorization for recovery. The PUCO did not take any action on this request in the ESP proceeding. The intervenors raised the issue again in response to CSPCo's and OPCo's November 2009 filing to approve recovery of the cumulative balance of the unrecovered FAC regulatory assets under the interim agreement. If CSPCo and OPCo are not ultimately permitted to recover their under-recovery deferrals under the interim arrangement, it would reduce future net income and cash flows.

Special Arrangement

In 2009, Ormet filed an application with the PUCO for approval of a proposed 10-year power contract under which Ormet would pay varying amounts based on certain conditions, including the price of aluminum and its level of production. The difference between the amounts paid by Ormet and the otherwise applicable PUCO ESP tariff rate would be either collected from or refunded to CSPCo's and OPCo's retail customers. The PUCO approved the power contract through 2018 with several modifications, including maximum discounts. The PUCO authorized CSPCo and OPCo to record Economic Development Rider (EDR) regulatory assets in an amount equal to the difference between the ESP tariff rate and the rate paid by Ormet. In addition, the PUCO ordered CSPCo and OPCo to credit all Ormet-related POLR charges to reduce the EDR under-recovery regulatory asset amounts that CSPCo and OPCo would otherwise recover. The new long-term power contract became effective in September 2009, at which point CSPCo and OPCo began recording a regulatory asset for the unrecovered amounts less Ormet-related POLR revenues. In November 2009, CSPCo and OPCo appealed the POLR issue to the Supreme Court of Ohio. If the appeal is successful, it would increase the revenues collected under the EDR.

In November 2009, CSPCo and OPCo requested the PUCO to approve recovery of the 2009 under-recovery deferrals under the Ormet special arrangement and the projected 2010 deferrals as a part of the EDR. In January 2010, the PUCO approved CSPCo's and OPCo's request. As of December 31, 2009, CSPCo and OPCo had $10 million and $2 million, respectively, recorded as EDR regulatory assets under the Ormet long-term contract. Management cannot predict Ormet's on-going electric consumption levels, the price of aluminum, and/or the amounts CSPCo and OPCo will defer for future recovery through the EDR. If CSPCo and OPCo are not ultimately permitted to recover their deferrals, it would reduce future net income and cash flows.

SWEPCo Rate Matters

Turk Plant

SWEPCo is currently constructing the Turk Plant, a new base load 600 MW pulverized coal ultra-supercritical generating unit in Arkansas, which is expected to be in-service in 2012. SWEPCo owns 73% of the Turk Plant and will operate the completed facility. The Turk Plant is currently estimated to cost $1.6 billion, excluding AFUDC, with SWEPCo's share estimated to cost $1.2 billion, excluding AFUDC. As of December 31, 2009, excluding costs attributable to its joint owners, SWEPCo has capitalized approximately $717 million of expenditures (including AFUDC and capitalized interest, and related transmission costs of $29 million). As of December 31, 2009, the joint owners and SWEPCo have contractual construction commitments of approximately $480 million (including related transmission costs of $3 million). SWEPCo's share of the contractual construction commitments is $351 million. If the plant is cancelled, the joint owners and SWEPCo would incur cancellation fees, based on construction status as of December 31, 2009, of approximately $136 million (including related transmission cancellation fees of $1 million). SWEPCo's share of the cancellation fees would be approximately $100 million.

Discussed below are the outstanding uncertainties related to the Turk Plant:

The APSC granted approval for SWEPCo to build the Turk Plant by issuing a Certificate of Environmental Compatibility and Public Need (CECPN). Following an appeal by certain intervenors, the Arkansas Court of Appeals issued a unanimous decision that, if upheld by the Arkansas Supreme Court, would reverse the APSC's grant of the CECPN. The Arkansas Court of Appeals concluded that SWEPCo's need for base load capacity, the construction and financing of the Turk Plant and the proposed transmission facilities' construction and location should have been considered by the APSC in a single docket instead of separate dockets. In October 2009, the Arkansas Supreme Court granted the petitions filed by SWEPCo and the APSC to review the Arkansas Court of Appeals' decision.

The PUCT issued an order approving a Certificate of Convenience and Necessity (CCN) for the Turk Plant with the following conditions: (a) a cap on the recovery of jurisdictional capital costs for the Turk Plant based on the previously estimated $1.522 billion projected construction cost, excluding AFUDC and related transmission costs, (b) a cap on recovery of annual CO_2 emission costs at $28 per ton through the year 2030 and (c) a requirement to hold Texas ratepayers financially harmless from any adverse impact related to the Turk Plant not being fully subscribed to by other utilities or wholesale customers. SWEPCo appealed the PUCT's order contending the two cost cap restrictions are unlawful. An intervenor filed an appeal contending that the PUCT's grant of a conditional CCN for the Turk Plant was unnecessary to serve retail customers. In February 2010, the Texas District Court affirmed the PUCT in all respects. SWEPCo intends to appeal the decision.

The LPSC approved SWEPCo's application to construct the Turk Plant. The Sierra Club petitioned the LPSC to begin an investigation of construction of the Turk Plant pursuant to that approval. In November 2009, the LPSC denied the Sierra Club's petition. In December 2009, the Sierra Club refiled its petition as a stand alone complaint proceeding. In February 2010, SWEPCo filed a motion to dismiss and denied the allegations in the complaint.

In November 2008, SWEPCo received its required air permit approval from the Arkansas Department of Environmental Quality (ADEQ) and commenced construction at the site. However, certain parties filed appeals of the air permit approval with the Arkansas Pollution Control and Ecology Commission (APCEC). In January 2010, the APCEC upheld the air permit. In February 2010, the parties who unsuccessfully appealed the air permit to the APCEC filed a notice of appeal of the APCEC's decision with the Circuit Court of Hempstead County, Arkansas. The same parties filed a petition with the Federal EPA to review the air permit. In December 2009, the Federal EPA rejected the parties' petition on every issue except one, where the Federal EPA asked the ADEQ to supplement the air permit record on one aspect of its Best Available Control Technology analysis.

In connection with obtaining a wetlands permit, SWEPCo reported to the U.S. Army Corps of Engineers an inadvertent impact on approximately 2.5 acres of wetlands at the Turk Plant construction site prior to the receipt of the permit. SWEPCo entered into a Consent Agreement and Final Order with the Federal EPA and agreed to pay a civil penalty of approximately $29 thousand. The wetlands permit was issued by the U.S. Army Corps of Engineers in December 2009. In February 2010, the Sierra Club, the Audubon Society and others filed a complaint in the Federal District Court for the Western District of Arkansas against the U.S. Army Corps of Engineers challenging the process used and the terms of the permit issued to SWEPCo authorizing certain wetland and stream impacts. SWEPCo plans to intervene in the proceeding and defend the permit.

Uncertainties that were resolved regarding the Turk Plant:

A federal court denied a request by Arkansas landowners to stop pre-construction activities and SWEPCo's motion to dismiss the subsequent appeal was granted in March 2009.

Management believes that SWEPCo's planning, certification and construction of the Turk Plant has been in material compliance with all applicable laws and regulations, except for the inadvertent wetlands intrusion discussed above. Further, management expects that SWEPCo will ultimately be able to complete construction of the Turk Plant and related transmission facilities and place those facilities in service. However, if SWEPCo is unable to complete the Turk Plant construction and place it in service or if it cannot recover all of the investment in and the expenses of the Turk Plant, it would adversely impact net income, cash flows and financial condition unless the resultant losses can be fully recovered, with a return on any unrecovered balances, through rates in all of its jurisdictions.

Stall Unit

SWEPCo is constructing the Stall Unit, an intermediate load 500 MW natural gas-fired combustion turbine combined cycle generating unit, at its existing Arsenal Hill Plant located in Shreveport, Louisiana. The Stall Unit is currently estimated to cost $437 million, including $51 million of AFUDC, and is expected to be in service in mid-2010. The LPSC and the APSC issued orders capping SWEPCo's Stall Unit construction costs at $445 million including AFUDC and excluding related transmission costs.

As of December 31, 2009, SWEPCo has capitalized construction costs of $385 million, including AFUDC, and has contractual construction commitments of an additional $22 million. If the final cost of the Stall Unit exceeds the $445 million cost cap, then the APSC or LPSC could disallow the jurisdictional allocation of construction costs in excess of the caps and thereby reduce future net income and cash flows.

Arkansas Base Rate Filing

The APSC approved a base rate increase that provides for an $18 million annual increase in revenues effective December 2009 and a decrease in annual depreciation rates of $12 million. The order also includes a separate rider of approximately $11 million annually for the recovery of carrying costs, depreciation and operation and maintenance expenses on the Stall Unit once it is placed in service as expected in mid-2010.

2009 Texas Base Rate Filing

In August 2009, SWEPCo filed a rate case with the PUCT to increase its base rates by approximately $75 million annually including a return on equity of 11.5%. The filing includes financing cost riders of $32 million related to construction of the Stall Unit and Turk Plant, a vegetation management rider of $16 million and other requested increases of $27 million. The March 2010 hearings were suspended for the parties to pursue settlement discussions.

<u>**TCC and TNC Rate Matters**</u>

TEXAS RESTRUCTURING

Texas Restructuring Appeals

Pursuant to PUCT restructuring orders, TCC securitized net recoverable stranded generation costs of $2.5 billion and is recovering the principal and interest on the securitization bonds through the end of 2020. TCC also refunded other net true-up regulatory liabilities of $375 million during the period October 2006 through June 2008 via a CTC credit rate rider under PUCT restructuring orders. TCC and intervenors appealed the PUCT's true-up related orders. After a ruling from the Texas District Court and the Texas Court of Appeals, TCC, the PUCT and intervenors filed petitions for review with the Texas Supreme Court. Review is discretionary and the Texas Supreme Court has not yet determined if it will grant review. The Texas Supreme Court requested a full briefing of the proceedings which have concluded. The following represent issues where either the Texas District Court or the Texas Court of Appeals recommended the PUCT decision be modified:

- The Texas District Court judge determined that the PUCT erred by applying an invalid rule to determine the carrying cost rate for the true-up of stranded costs. The Texas Court of Appeals reversed the District Court's unfavorable decision.

- The Texas District Court judge determined that the PUCT improperly reduced TCC's net stranded plant costs for commercial unreasonableness. This favorable decision was affirmed by the Texas Court of Appeals.

- The Texas Court of Appeals determined that the PUCT erred by not reducing stranded costs by the "excess earnings" that had already been refunded to affiliated REPs. This decision could be unfavorable unless the PUCT allows TCC to recover the refunds previously made to the REPs. See the "TCC Excess Earnings" section below.

Other matters related to the Texas restructuring appeals are:

- TCC's and TNC's final fuel reconciliations under the restructuring legislation were appealed by TCC and TNC and other parties to the Texas Supreme Court. In January 2010, the Texas Supreme Court declined to review the TCC fuel appeals. In February 2010, the Texas Supreme Court declined to review the TNC fuel appeals.

Management cannot predict the outcome of the pending court proceedings and the PUCT remand decisions. If TCC and/or TNC ultimately succeed in their appeals, it could have a favorable effect on future net income, cash flows and possibly financial condition. If intervenors succeed in their appeals, it could reduce future net income, cash flows and possibly financial condition.

TCC Deferred Investment Tax Credits and Excess Deferred Federal Income Taxes

In 2006, the PUCT reduced recovery of the amount securitized by $103 million of tax benefits and associated carrying costs related to TCC's generation assets. In 2006, TCC obtained a private letter ruling from the IRS which confirmed that such reduction was an IRS normalization violation. In order to avoid a normalization violation, the PUCT agreed to allow TCC to defer refunding the tax benefits of $103 million plus interest through the CTC refund period pending resolution of the normalization issue. If accrued, management estimates interest expense would have been approximately $13 million higher for the period July 2008 through December 2009. In 2008, the IRS issued final regulations, which supported the IRS' private letter ruling which would make the refunding of or the reduction of the amount securitized by such tax benefits a normalization violation. After the IRS issued its final regulations, at the request of the PUCT, the Texas Court of Appeals remanded the tax normalization issue to the PUCT for the consideration of additional evidence including the IRS regulations.

Management believes that the PUCT will ultimately allow TCC to retain the deferred amounts, which would have a favorable effect on future net income and cash flows. Although unexpected, if the PUCT fails to issue a favorable order and orders TCC to return the tax benefits to customers, the normalization violation could result in TCC's repayment to the IRS of Accumulated Deferred Investment Tax Credits (ADITC) on all property, including transmission and distribution property. This amount approximates $102 million as of December 31, 2009. It could also lead to a loss of TCC's right to claim accelerated tax depreciation in future tax returns. If TCC is required to repay its ADITC to the IRS and is also required to refund ADITC plus unaccrued interest to customers, it would reduce future net income and cash flows.

TCC Excess Earnings

In 2005, a Texas appellate court issued a decision finding that a PUCT order requiring TCC to refund to the REPs excess earnings prior to and outside of the true-up process was unlawful under the Texas Restructuring Legislation. From 2002 to 2005, TCC refunded $55 million of excess earnings, including interest, under the overturned PUCT order. On remand, the PUCT must determine how to implement the Court of Appeals decision given that the unauthorized refunds were made to the REPs in lieu of reducing stranded costs in the true-up proceeding.

In 2005, TCC reflected the obligation to refund excess earnings to customers through the true-up process and recorded a regulatory asset of $55 million representing a receivable from the REPs for the refunds made to them by TCC. However, certain parties have taken positions that, if adopted, could result in TCC being required to refund excess earnings and interest through the true-up process without receiving a refund from the REPs. If this were to occur, it would reduce future net income and cash flows. Management cannot predict the outcome of the excess earnings remand.

OTHER TEXAS RATE MATTERS

Texas Base Rate Appeal

TCC filed a base rate case in 2006 seeking to increase base rates. The PUCT issued an order in 2007 which increased TCC's base rates by $20 million, eliminated a merger credit rider of $20 million and reduced depreciation rates by $7 million. The PUCT decision was appealed by TCC and various intervenors. On appeal, the Texas District Court affirmed the PUCT in most respects. The Texas District Court also ruled that the PUCT improperly denied TCC an AFUDC return on the prepaid pension asset that the PUCT ruled to be CWIP. The AFUDC return on the prepaid pension ruling has not been appealed. Various intervenors appealed the District Court's affirmation of the PUCT decision to the Texas Court of Appeals. Management is unable to predict the outcome of these proceedings. If the intervenor appeals are successful, it could reduce future net income and cash flows.

ETT 2007 Formation Appeal

ETT is a joint venture between AEP and MidAmerican Energy Holding Company Texas Transco, LLC. TCC and TNC have sold transmission assets both in service and under construction to ETT. The PUCT approved ETT's initial rates, a request for a transfer of in-service assets and CWIP and a certificate of convenience and necessity (CCN) to operate as a stand alone transmission utility in ERCOT. ETT was allowed a 9.96% return on equity. Intervenors appealed the PUCT's decision to the Travis County District Court. The court ruled that the PUCT exceeded its authority by approving ETT's application as a stand alone transmission utility without a service area under the wrong section of the statute. Management believes that ruling is incorrect. Moreover, ETT provided evidence in its application that ETT complied with what the court determined was the proper section of the statute. ETT and the PUCT filed appeals to the Texas Court of Appeals.

In a separate development, the Texas governor signed a new law that clarifies the PUCT's authority to grant CCNs to transmission only utilities such as ETT. ETT filed an application with the PUCT for a CCN under the new law for the purpose of confirming its authority to operate as a transmission only utility regardless of the outcome of the pending litigation. All parties to the litigation pending at the Texas Court of Appeals have stipulated agreement or indicated they are not opposed to ETT's request. A decision from the PUCT is expected in the first quarter of 2010.

As of December 31, 2009, ETT's investment in property, plant and equipment was $272 million, of which $133 million was under construction. Depending upon the result of ETT's CCN filing under the new law and the ultimate outcome of the appeals concerning the original CCN filing and any resulting remands, TCC and TNC may be required to reacquire assets and projects under construction previously transferred to ETT by TCC and TNC. TCC and TNC would not be required to acquire the competitive renewable-energy zones projects. If TCC and TNC are required to reacquire these assets and projects, it could impact cash flows and financial condition.

APCo and WPCo Rate Matters

2009 Virginia Base Rate Case

As a result of APCo's base rate case filing with the Virginia SCC requesting an annual increase of $154 million in its generation and distribution base rates, new rates became effective, subject to refund, in December 2009. Intervenors have filed testimony addressing various issues in the case, which management estimates could result in an annual revenue increases ranging from $63 million to $94 million. In February 2010, in response to customer concerns regarding higher electric bills, APCo, in working with service area legislators, proactively developed proposed legislation to suspend the collection of interim rates. The Governor of Virginia approved this legislation.

Mountaineer Carbon Capture and Storage Project

APCo and ALSTOM Power, Inc. (Alstom), an unrelated third party, jointly constructed a CO_2 capture validation facility, which was placed into service in September 2009. APCo also constructed and owns the necessary facilities to store the CO_2. In October 2009, APCo started injecting CO_2 into the underground storage facilities. The injection of CO_2 required the recordation of an asset retirement obligation and an offsetting regulatory asset at its estimated net present value of $39 million. Through December 31, 2009, APCo incurred $72 million in capitalized project costs in addition to the asset retirement obligation of $39 million.

APCo earned a return on the Virginia portion of the capitalized project costs incurred through June 30, 2008. In APCo's July 2009 Virginia base rate filing, APCo requested recovery of and a return on its estimated increased Virginia jurisdictional share of its project costs including the related asset retirement obligation regulatory asset amortization and related expenses. Based on the favorable treatment related to the CO_2 capture validation facility in APCo's last Virginia base rate case, APCo is deferring its carbon capture expense as a regulatory asset for future recovery. The Virginia Attorney General has recommended in the pending Virginia base rate case that no recovery be allowed for the project. APCo plans to seek recovery of the West Virginia jurisdictional costs in its next West Virginia base rate filing which is expected to be filed in March 2010. If APCo does not receive full recovery of the cost of this project with a return and the future asset retirement obligation accretion, it could reduce future net income and cash flows.

APCo's Filings for an IGCC Plant

APCo filed a petition with the WVPSC requesting approval of a Certificate of Public Convenience and Necessity (CPCN) to construct a 629 MW IGCC power plant in Mason County, West Virginia. APCo also requested the Virginia SCC and the WVPSC to approve a surcharge rate mechanism to provide for the timely recovery of pre-construction costs and the ongoing finance costs of the project during the construction period, as well as the capital costs, operating costs and a return on equity once the facility is placed into commercial operation. The WVPSC granted APCo the CPCN and approved the requested cost recovery. Various intervenors filed petitions with the WVPSC to reconsider the order. No action has been taken on the requests for rehearing.

In 2008, the Virginia SCC issued an order denying APCo's request for a surcharge rate mechanism based upon its finding that the estimated cost of the plant was uncertain and may escalate. The Virginia SCC also expressed concerns that the estimated costs did not include a retrofitting of carbon capture and sequestration facilities. During 2009, based on an unfavorable order received in Virginia, the WVPSC removed the IGCC case as an active case from its docket and indicated that the conditional CPCN granted in 2008 must be reconsidered if and when APCo proceeds forward with the IGCC plant.

Through December 31, 2009, APCo deferred for future recovery pre-construction IGCC costs of approximately $9 million applicable to its West Virginia jurisdiction, approximately $2 million applicable to its FERC jurisdiction and approximately $9 million applicable to its Virginia jurisdiction.

APCo will not start construction of the IGCC plant until sufficient assurance of full cost recovery exists in Virginia and in West Virginia. If the plant is cancelled, APCo plans to seek recovery of its prudently incurred deferred pre-construction costs, which if not recoverable, would reduce future net income and cash flows.

APCo's and WPCo's 2009 Expanded Net Energy Charge (ENEC) Filing

APCo and WPCo made an annual filing with the WVPSC to increase their ENEC rates by approximately $442 million. APCo and WPCo also requested the WVPSC to allow APCo and WPCo to temporarily adopt a modified phased-in ENEC mechanism due to the distressed economy and the significance of the projected increase.

In September 2009, the WVPSC issued an order granting a $355 million increase to be phased in over four years with a first-year increase of $124 million. As of December 31, 2009, APCo's ENEC under-recovery balance was $282 million which is included in noncurrent regulatory assets. The WVPSC also approved a fixed annual carrying cost rate of 4%, effective October 2009, to be applied to the incremental deferred regulatory asset balance that will result from the ENEC phase-in plan.

The order lowered annual coal cost projections by $27 million and deferred recovery of unrecovered ENEC deferrals related to price increases on certain renegotiated coal contracts. The WVPSC indicated that it would review the prudency of these additional costs in the next ENEC proceeding. As of December 31, 2009, APCo has deferred $18 million of unrecovered coal costs on the renegotiated coal contracts which is included in APCo's $282 million ENEC regulatory asset and has recorded an additional $8 million in purchased fuel costs on the renegotiated coal contracts, which is recorded in Fuel on the Consolidated Balance Sheets. Although management believes the portion of its deferred ENEC under-recovery balance attributable to renegotiated coal contracts is probable of recovery, if the WVPSC were to disallow a portion of APCo's and WPCo's deferred ENEC costs including any costs incurred in the future related to the renegotiated coal contracts, it could reduce future net income and cash flows.

Virginia Environmental and Reliability (E&R) Costs Recovery Filing

Virginia law allowed APCo to defer incremental E&R costs as incurred, excluding the equity return on in-service E&R capital investments through December 2008. As of December 31, 2009, APCo had $76 million of deferred Virginia incremental E&R costs excluding $16 million of unrecognized equity carrying costs. In January 2010, the Virginia SCC approved the stipulation agreement to recover Virginia incremental E&R costs of $90 million, representing costs deferred during 2008 plus unrecognized equity costs for collection in 2010.

Virginia Fuel Factor Proceeding

The Virginia SCC issued an order which provides for a $130 million annual fuel revenue increase effective August 2009 to recover deferred and projected fuel costs.

Virginia Transmission Rate Adjustment Clause

The Virginia SCC approved APCo's Transmission Rate Adjustment Clause effective December 2009 which will increase annual revenue by $22 million to provide for eligible transmission service costs billed by PJM.

PSO Rate Matters

PSO Fuel and Purchased Power

The OCC filed a complaint with the FERC related to the allocation of off-system sales margins (OSS) among the AEP operating companies in accordance with a FERC-approved allocation agreement. The FERC issued an adverse ruling in 2008. As a result, PSO recorded a regulatory liability in 2008 to return reallocated OSS to customers. Effective with the March 2009 billing cycle, PSO began refunding the additional reallocated OSS to its customers.

A reallocation among AEP West companies of purchased power costs for periods prior to 2002 resulted in an under-recovery of $42 million of PSO fuel costs. PSO recovered the $42 million by offsetting it against an existing fuel over-recovery during the period June 2007 through May 2008. The Oklahoma Industrial Energy Consumers (OIEC) has contended that PSO should not have collected the $42 million without specific OCC approval. As such, the OIEC contends that the OCC should require PSO to refund the $42 million it collected through its fuel clause. The OCC has heard the OIEC appeal and a decision is pending. If the OCC were to order PSO to refund all or a part of the $42 million, it would reduce future net income and cash flows.

2008 Oklahoma Base Rate Appeal

In January 2009, the OCC issued a final order approving an $81 million increase in PSO's non-fuel base revenues based on a 10.5% return on equity. The new rates reflecting the final order were implemented with the first billing cycle of February 2009. PSO and intervenors filed appeals with the Oklahoma Supreme Court raising various issues. The Oklahoma Supreme Court assigned the case to the Court of Civil Appeals. If the intervenors' appeals are successful, it could reduce future net income and cash flows.

Oklahoma Capital Reliability Rider Filing

The OCC approved PSO's Capital Reliability Rider (CRR) filing to recover up to $30 million under the CRR on an annual basis beginning in January 2010 until PSO's next base rate order. The order approving the CRR requires PSO to file a base rate case no later than July 2010.

I&M Rate Matters

Indiana Fuel Clause Filing (Cook Plant Unit 1 Fire and Shutdown)

I&M filed applications with the IURC to increase its fuel adjustment charge by approximately $53 million for the period of April through September 2009. The filings sought increases for previously under-recovered fuel clause expenses.

As fully discussed in the "Cook Plant Unit 1 Fire and Shutdown" section of Note 6, Cook Unit 1 experienced a fire and unit shutdown in September 2008. Unit 1 was placed back into service in December 2009. The unit outage resulted in increased replacement power fuel costs which were included in the filing. The filing request did not include the cost of replacement power beginning December 12, 2008, the date when I&M began receiving accidental outage insurance proceeds, through the date that the unit was returned to service in December 2009.

I&M reached an agreement with intervenors to collect its existing prior period under-recovery regulatory asset deferral balance over twelve months instead of over six months as initially proposed. Under the agreement, the fuel factors were placed into effect, subject to refund, and a subdocket was established to consider issues relating to the Unit 1 shutdown, the use of the accidental outage insurance proceeds and I&M's fuel procurement practices. The orders also provided for the subdocket issues to be resolved subsequent to December 2009.

Management cannot predict the outcome of the pending subdocket proceeding or future fuel clause proceedings, including the treatment of the accidental outage insurance proceeds and whether any fuel clause revenues or insurance proceeds recognized will have to be refunded which could reduce future net income and cash flows.

2008 Power Supply Cost Recovery (PSCR) Reconciliation (Cook Plant Unit 1 Fire and Shutdown)

In 2009, I&M filed its 2008 PSCR reconciliation with the MPSC. The filing also included an adjustment to exclude from the PSCR the incremental fuel cost of replacement power due to the Cook Plant Unit 1 outage from mid-December 2008 through December 2009, the period during which I&M has recognized the benefit of accidental outage insurance proceeds. In December 2009, a settlement agreement was approved by the MPSC. According to the terms of the settlement agreement, issues concerning the Cook Plant Unit 1 outage were deferred to the 2009 PSCR reconciliation. Management is unable to predict the outcome of the 2009 PSCR reconciliation and whether it could reduce future net income and cash flows. See the "Cook Plant Unit 1 Fire and Shutdown" section of Note 6.

Indiana Base Rate Filing

The IURC approved a base rate increase that provides for an annual increase in revenues of $42 million effective March 2009, including a $19 million base rate increase and $23 million in additional tracker revenues for certain incurred costs, subject to true-up.

Michigan Base Rate Filing

In January 2010, I&M filed for a $63 million increase in annual base rates based on an 11.75% return on common equity. I&M can request interim rates, subject to refund, after six months. A final order from the MPSC is required within one year.

Kentucky Rate Matters

Kentucky Base Rate Filing

In December 2009, KPCo filed a base rate case with the KPSC to increase base revenues by $124 million annually based on an 11.75% return on common equity. New rates are expected to become effective in July 2010.

FERC Rate Matters

Regional Transmission Rate Proceedings at the FERC

Seams Elimination Cost Allocation (SECA) Revenue Subject to Refund

In 2004, AEP eliminated transaction-based through-and-out transmission service (T&O) charges in accordance with FERC orders and collected, at the FERC's direction, load-based charges, referred to as RTO SECA, to partially mitigate the loss of T&O revenues on a temporary basis through March 2006. Intervenors objected to the temporary SECA rates. The FERC set SECA rate issues for hearing and ordered that the SECA rate revenues be collected, subject to refund. The AEP East companies recognized gross SECA revenues of $220 million from 2004 through 2006 when the SECA rates terminated leaving the AEP East companies and ultimately their internal load retail customers to make up the shortfall in revenues.

In 2006, a FERC Administrative Law Judge (ALJ) issued an initial decision finding that the rate design for the recovery of SECA charges was flawed and that a large portion of the "lost revenues" reflected in the SECA rates should not have been recoverable. The ALJ found that the SECA rates charged were unfair, unjust and discriminatory and that new compliance filings and refunds should be made. The ALJ also found that any unpaid SECA rates must be paid in the recommended reduced amount.

AEP filed briefs jointly with other affected companies noting exceptions to the ALJ's initial decision and asking the FERC to reverse the decision. Management believes that the FERC should reject the ALJ's initial decision because it contradicts prior related FERC decisions, which are presently subject to rehearing. Furthermore, management believes the ALJ's findings on key issues are largely without merit. AEP and SECA ratepayers have been engaged in settlement discussions in an effort to settle the SECA issue. However, if the ALJ's initial decision is upheld in its entirety, it could result in a refund of a portion or all of the unsettled SECA revenues. In December 2009, several parties filed a motion with the U.S. Court of Appeals to force the FERC to resolve the SECA issue.

The AEP East companies provided reserves for net refunds for SECA settlements applicable to the $220 million of SECA revenues collected. As of December 31, 2009, there were no in-process settlements.

Based on settlement experience and the expectation that most of the unsettled SECA revenues will be settled, management believes that the available reserve is adequate to settle the contested SECA revenues. Management cannot predict the ultimate outcome of future settlement discussions or future FERC proceedings or court appeals. However, if the FERC adopts the ALJ's decision and/or AEP cannot settle all of the remaining unsettled claims within the remaining amount reserved for refund, it would reduce future net income and cash flows.

Allocation of Off-system Sales Margins

The OCC filed a complaint at the FERC alleging that AEP inappropriately allocated off-system sales margins between the AEP East companies and the AEP West companies and did not properly allocate off-system sales margins within the AEP West companies.

In 2008, the FERC issued a final order concluding that AEP inappropriately deviated from off-system sales margin allocation methods in the SIA and the CSW Operating Agreement for the period June 2000 through March 2006. The FERC ordered AEP to recalculate and reallocate the off-system sales margins in compliance with the SIA and to have the AEP East companies issue refunds to the AEP West companies. Although the FERC determined that AEP deviated from the CSW Operating Agreement, the FERC determined the allocation methodology was reasonable. The FERC ordered AEP to submit a revised CSW Operating Agreement for the period June 2000 to March 2006. AEP filed a motion for rehearing and a revised CSW Operating Agreement for the period June 2000 to March 2006. In February 2010, the FERC denied AEP's motion for rehearing.

In 2009, AEP made a compliance filing with the FERC and the AEP East companies refunded approximately $250 million to the AEP West companies. Following authorized regulatory treatment, the AEP West companies shared a portion of SIA margins with their customers during the period June 2000 to March 2006. In 2008, the AEP West companies recorded a provision for refund reflecting the sharing. SWEPCo refunded approximately $13 million to FERC wholesale customers and filed a settlement agreement with the PUCT that provides for the Texas retail jurisdiction amount to be included in the March 2009 fuel cost report submitted to the PUCT. SWEPCo also began refunding $10 million to its Arkansas retail customers through the energy or fuel recovery rider in December 2009. PSO began refunding approximately $54 million plus accrued interest to Oklahoma retail customers through the fuel adjustment clause over a 12-month period beginning with the March 2009 billing cycle.

TCC and TNC filed their Advanced Metering System (AMS) with the PUCT proposing to invest in AMS to be recovered through customer surcharges. In the filing, TCC and TNC proposed to apply a portion of the SIA recorded customer refunds including interest to reduce the AMS investment and the resultant associated customer surcharge. Customers that are not subject to the AMS surcharge will receive refunds. In December 2009, the PUCT approved an uncontested settlement agreement which authorized certain refunds and AMS surcharge reductions. In 2010, TCC and TNC refunded $13 million and $4 million, respectively, to customers that are not subject to the AMS. The remaining $21 million and $9 million provision as of December 31, 2009 for TCC and TNC, respectively, will be utilized to reduce the AMS surcharge.

Consultants for the LPSC issued an audit report of SWEPCo's Louisiana retail fuel adjustment clause. Within this report, the consultants for the LPSC recommended that SWEPCo refund the SIA, including interest, through the fuel adjustment clause. Other consultants for the LPSC recommended refunding the SIA through SWEPCo's formula rate plan. SWEPCo is working with the LPSC to determine how the FERC ordered refund will be made to its Louisiana retail customers. Management cannot predict if there will be any future state regulatory proceedings but believes the AEP West companies' provision for refund regarding related future state regulatory proceedings is adequate.

Modification of the Transmission Agreement (TA)

APCo, CSPCo, I&M, KPCo and OPCo are parties to the TA that provides for a sharing of the cost of transmission lines operated at 138-kV and above and transmission stations containing extra-high voltage facilities. AEPSC, on behalf of the parties to the TA, filed with the FERC a request to modify the TA. Under the proposed amendments, KGPCo and WPCo will be added as parties to the TA. In addition, the amendments would provide for the allocation of PJM transmission costs on the basis of the TA parties' 12-month coincident peak and reimburse transmission revenues based on individual cost of service instead of the MLR method used in the present TA. AEPSC requested the effective date to be the first day of the month following a final non-appealable FERC order. The delayed effective date was approved by the FERC when the FERC accepted the new TA for filing. Settlement discussions are in progress. Management is unable to predict the regulatory lag effect it will experience and its effect on future net income and cash flows due to timing of the implementation by various state regulators of the FERC's new approved TA.

PJM/MISO Market Flow Calculation Errors

During 2009, an analysis conducted by MISO and PJM discovered several instances of unaccounted for power flows on numerous coordinated flowgates. These flows affected the settlement data for congestion revenues and expenses and date back to the start of the MISO market in 2005. PJM has provided MISO an initial analysis of amounts they believe they owe MISO. MISO is disputing PJM's methodology. The FERC is scheduling settlement discussions to resolve the claims. If the FERC approves a settlement above the amount the AEP East companies have recognized related to their portions of PJM's additional costs, it could reduce net income and cash flows.

5. EFFECTS OF REGULATION

Regulatory assets are comprised of the following items:

	December 31, 2009	December 31, 2008	Remaining Recovery Period
	(in millions)		
Current Regulatory Asset			
Under-recovered Fuel Costs – earns a return	$ 85	$ 134	1 year
Under-recovered Fuel Costs – does not earn a return	-	150	1 year
Total Current Regulatory Assets	$ 85	$ 284	
Noncurrent Regulatory Assets			
Regulatory assets not yet being recovered. Recovery method and timing to be determined in future proceedings:			
Regulatory Assets Currently Earning a Return			
Customer Choice Deferrals – CSPCo, OPCo (a)	$ 57	$ 55	
Storm Related Costs – CSPCo, OPCo, TCC (a)	49	50	
Line Extension Carrying Costs – CSPCo, OPCo (a)	43	31	
Acquisition of Monongahela Power – CSPCo (a)	10	9	
Regulatory Assets Currently Not Earning a Return			
Mountaineer Carbon Capture and Storage Project – APCo	111	29	
Transmission Rate Adjustment Clause – APCo (a)	26	-	
Storm Related Costs – KPCo (b)	24	-	
Environmental Rate Adjustment Clause – APCo (a)	25	-	
Special Rate Mechanism for Century Aluminum – APCo (a)	12	-	
Total Regulatory Assets Not Yet Being Recovered	357	174	
Regulatory assets being recovered:			
Regulatory Assets Currently Earning a Return			
Fuel Adjustment Clause – CSPCo, OPCo	341	-	3 to 9 years
Unamortized Loss on Reacquired Debt	99	104	34 years
Storm Related Costs – PSO	53	62	4 years
Economic Development Rider – CSPCo, OPCo	12	-	1 year
Red Rock Generating Facility – PSO	11	11	47 years
Lawton Settlement – PSO	9	21	1 year
Regulatory Assets Currently Not Earning a Return			
Pension and OPEB Funded Status	2,139	2,162	10 to 14 years
Income Taxes, Net	966	888	25 years
Expanded Net Energy Charge – APCo	282	-	4 years
Virginia Environmental and Reliability Costs Recovery – APCo	76	123	1 year
Postemployment Benefits	52	46	5 years
Restructuring Transition Costs – APCo, TCC	25	38	6 years
Cook Nuclear Plant Refueling Outage Levelization – I&M	22	25	3 years
Off-system Sales Margin Sharing – I&M	18	-	1 year
Vegetation Management – PSO	16	18	1 year
Asset Retirement Obligation – APCo, I&M	16	17	11 years
Total Regulatory Assets Being Recovered	4,137	3,515	
Other	101	94	various
Total Noncurrent Regulatory Assets	$ 4,595	$ 3,783	

(a) Authorization to establish regulatory asset received from commission or pursuant to legislation.
(b) Authorization to establish a $10 million regulatory asset received from the KPSC.

Regulatory liabilities are comprised of the following items:

	December 31, 2009	December 31, 2008	Remaining Refund Period
	(in millions)		
Current Regulatory Liability			
Over-recovered Fuel Costs – pays a return	$ 65	$ 66	1 year
Over-recovered Fuel Costs – does not pay a return	11	-	1 year
Total Current Regulatory Liability	$ 76	$ 66	
Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits			
Regulatory liabilities being paid:			
Regulatory Liabilities Currently Paying a Return			
Asset Removal Costs	$ 2,048	$ 2,017	(a)
Deferred Investment Tax Credits	41	48	up to 13 years
Advanced Metering Infrastructure Surcharge – TCC, TNC	30	-	11 years
Transmission Cost Recovery Rider – CSPCo, OPCo	25	1	2 years
Excess Earnings – TNC	11	11	22 years
Regulatory Liabilities Currently Not Paying a Return			
Excess Asset Retirement Obligations for Nuclear Decommissioning Liability – I&M	281	208	(b)
Deferred Investment Tax Credits	239	246	up to 77 years
Unrealized Gain on Forward Commitments – APCo, I&M, KPCo, SWEPCo	74	91	5 years
Spent Nuclear Fuel Liability – I&M	41	37	(b)
Over-recovery of Transition Charges – TCC	38	20	10 years
Deferred State Income Tax Coal Credits – APCo	28	25	10 years
Over-recovery of PJM Expenses – I&M	18	-	1 year
Regulatory Liabilities Being Paid	2,874	2,704	
Other	35	85	various
Total Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits	$ 2,909	$ 2,789	

(a) Relieved as removal costs are incurred.
(b) Relieved when plant is decommissioned.

6. COMMITMENTS, GUARANTEES AND CONTINGENCIES

We are subject to certain claims and legal actions arising in our ordinary course of business. In addition, our business activities are subject to extensive governmental regulation related to public health and the environment. The ultimate outcome of such pending or potential litigation against us cannot be predicted. For current proceedings not specifically discussed below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material adverse effect on our financial statements.

COMMITMENTS

Construction and Commitments

The AEP System has substantial construction commitments to support its operations and environmental investments. In managing the overall construction program and in the normal course of business, we contractually commit to third-party construction vendors for certain material purchases and other construction services. Our subsidiaries purchase fuel, materials, supplies, services and property, plant and equipment under contract as part of their normal course of business. Certain supply contracts contain penalty provisions for early termination.

The following table summarizes our actual contractual commitments at December 31, 2009:

Contractual Commitments	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 3,087	$ 4,370	$ 2,484	$ 7,873	$ 17,814
Energy and Capacity Purchase Contracts (b)	82	144	195	1,161	1,582
Construction Contracts for Capital Assets (c)	245	456	312	-	1,013
Total	$ 3,414	$ 4,970	$ 2,991	$ 9,034	$ 20,409

(a) Represents contractual commitments to purchase coal, natural gas and other consumables as fuel for electric generation along with related transportation of the fuel.
(b) Represents contractual commitments for energy and capacity purchase contracts.
(c) Represents only capital assets that are contractual commitments. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

GUARANTEES

We record liabilities for guarantees in accordance with the accounting guidance for "Guarantees." There is no collateral held in relation to any guarantees in excess of our ownership percentages. In the event any guarantee is drawn, there is no recourse to third parties unless specified below.

Letters of Credit

We enter into standby letters of credit (LOCs) with third parties. These LOCs cover items such as gas and electricity risk management contracts, construction contracts, insurance programs, security deposits and debt service reserves. As the Parent, we issued all of these LOCs in our ordinary course of business on behalf of our subsidiaries. At December 31, 2009, the maximum future payments for LOCs issued under the two $1.5 billion 5-year credit facilities are $91 million with maturities ranging from January 2010 to December 2010.

We have a $627 million 3-year credit agreement. As of December 31, 2009, $477 million of LOCs with maturities ranging from May 2010 to November 2010 were issued by subsidiaries under the 3-year credit agreement to support variable rate Pollution Control Bonds. We had a $350 million 364-day credit agreement that expired in April 2009.

Guarantees of Third-Party Obligations

SWEPCo

As part of the process to receive a renewal of a Texas Railroad Commission permit for lignite mining, SWEPCo provides guarantees of mine reclamation in the amount of approximately $65 million. Since SWEPCo uses self-bonding, the guarantee provides for SWEPCo to commit to use its resources to complete the reclamation in the event the work is not completed by Sabine Mining Company (Sabine), a consolidated variable interest entity. This guarantee ends upon depletion of reserves and completion of final reclamation. Based on the latest study, we estimate the reserves will be depleted in 2029 with final reclamation completed by 2036. A new study is in process to include new, expanded areas of the mine. As of December 31, 2009, SWEPCo has collected approximately $43 million through a rider for final mine closure and reclamation costs, of which $2 million is recorded in Other Current Liabilities, $19 million is recorded in Deferred Credits and Other Noncurrent Liabilities and $22 million is recorded in Asset Retirement Obligations on our Consolidated Balance Sheets.

Sabine charges SWEPCo, its only customer, all of its costs. SWEPCo passes these costs to customers through its fuel clause.

Indemnifications and Other Guarantees

Contracts

We enter into several types of contracts which require indemnifications. Typically these contracts include, but are not limited to, sale agreements, lease agreements, purchase agreements and financing agreements. Generally, these agreements may include, but are not limited to, indemnifications around certain tax, contractual and environmental matters. With respect to sale agreements, our exposure generally does not exceed the sale price. The status of certain sales agreements is discussed in the "Dispositions" section of Note 7. These sale agreements include indemnifications with a maximum exposure related to the collective purchase price, which is approximately $1.1 billion. Approximately $1 billion of the maximum exposure relates to the Bank of America (BOA) litigation (see "Enron Bankruptcy" section of this note), of which the probable payment/performance risk is $441 million and is recorded in Deferred Credits and Other Noncurrent Liabilities on our Consolidated Balance Sheets as of December 31, 2009. The remaining exposure is remote. There are no material liabilities recorded for any indemnifications other than amounts recorded related to the BOA litigation.

Lease Obligations

We lease certain equipment under master lease agreements. See "Master Lease Agreements" and "Railcar Lease" sections of Note 13 for disclosure of lease residual value guarantees.

ENVIRONMENTAL CONTINGENCIES

Federal EPA Complaint and Notice of Violation

The Federal EPA, certain special interest groups and a number of states alleged that APCo, CSPCo, I&M and OPCo modified certain units at their coal-fired generating plants in violation of the NSR requirements of the CAA. Cases with similar allegations against CSPCo, Dayton Power and Light Company (DP&L) and Duke Energy Ohio, Inc. were also filed related to their jointly-owned units.

In 2007, the U.S. District Court approved our consent decree with the Federal EPA, the United States Department of Justice, the states and the special interest groups. The consent decree resolved all issues related to various parties' claims against us in the NSR cases. We agreed to annual SO_2 and NO_x emission caps for sixteen coal-fired power plants located in Indiana, Kentucky, Ohio, Virginia and West Virginia and the installation of environmental retrofit projects at many of the plants. Under the consent decree, we paid a $15 million civil penalty and provided $36 million for environmental mitigation projects coordinated with the federal government and $24 million to the states for environmental mitigation. We expensed these amounts in 2007.

In October 2008, the court approved a consent decree for a settlement reached with the Sierra Club in a case involving CSPCo's share of jointly-owned units at the Stuart Station. The Stuart units, operated by DP&L, are equipped with selective catalytic reduction and FGD controls. Under the terms of the settlement, the joint-owners agreed to certain emission targets related to NO_x, SO_2 and PM. They also agreed to make energy efficiency and renewable energy commitments that are conditioned on receiving PUCO approval for recovery of costs. The joint-owners also agreed to forfeit 5,500 SO_2 allowances and provide $300 thousand to a third party organization to establish a solar water heater rebate program. Another case involving a jointly-owned Beckjord unit had a liability trial. Following the trial, the jury found no liability for claims made against the jointly-owned Beckjord unit. In December 2008, however, the court ordered a new trial in the Beckjord case. Following a second liability trial, the jury again found no liability at the jointly-owned Beckjord unit. In 2009, the defendants and the plaintiffs filed appeals. Beckjord is operated by Duke Energy Ohio, Inc.

SWEPCo Notice of Enforcement and Notice of Citizen Suit

In 2005, two special interest groups, Sierra Club and Public Citizen, filed a complaint alleging violations of the CAA at SWEPCo's Welsh Plant. In 2008, a consent decree resolved all claims in the case and in a pending appeal of an altered permit for the Welsh Plant. The consent decree required SWEPCo to install continuous particulate emission monitors at the Welsh Plant, secure 65 MW of renewable energy capacity by 2010, fund $2 million in emission reduction, energy efficiency or environmental mitigation projects by 2012 and pay a portion of plaintiffs' attorneys' fees and costs.

In 2004, the Texas Commission on Environmental Quality (TCEQ) issued a Notice of Enforcement to SWEPCo relating to the Welsh Plant. A permit alteration issued in March 2007 clarified or eliminated certain permit conditions. TCEQ denied a motion to overturn the permit alteration. The permit alteration was resolved by entry of the consent decree in the federal citizen suit action. In October 2008, TCEQ approved a settlement requiring SWEPCo to pay an administrative penalty of $49 thousand and to fund a supplemental environmental project in the amount of $49 thousand, and resolved all violations alleged by TCEQ.

The Federal EPA issued a Notice of Violation (NOV) based on alleged violations of a percent sulfur in fuel limitation and the heat input values listed in the previous state permit. The NOV also alleges that the permit alteration issued by TCEQ was improper. In March 2008, SWEPCo met with the Federal EPA to discuss the alleged violations. The Federal EPA did not object to the settlement of similar alleged violations in the federal citizen suit. We are unable to predict the timing of any future action by the Federal EPA or the effect of such action on our net income, cash flows or financial condition.

Carbon Dioxide Public Nuisance Claims

In 2004, eight states and the City of New York filed an action in Federal District Court for the Southern District of New York against AEP, AEPSC, Cinergy Corp, Xcel Energy, Southern Company and Tennessee Valley Authority. The Natural Resources Defense Council, on behalf of three special interest groups, filed a similar complaint against the same defendants. The actions allege that CO_2 emissions from the defendants' power plants constitute a public nuisance under federal common law due to impacts of global warming and sought injunctive relief in the form of specific emission reduction commitments from the defendants. The trial court dismissed the lawsuits.

In September 2009, the Second Circuit Court of Appeals issued a ruling on appeal remanding the cases to the Federal District Court for the Southern District of New York. The Second Circuit held that the issues of climate change and global warming do not raise political questions and that Congress' refusal to regulate CO_2 emissions does not mean that plaintiffs must wait for an initial policy determination by Congress or the President's administration to secure the relief sought in their complaints. The court stated that Congress could enact comprehensive legislation to regulate CO_2 emissions or that the Federal EPA could regulate CO_2 emissions under existing CAA authorities and that either of these actions could override any decision made by the district court under federal common law. The Second Circuit did not rule on whether the plaintiffs could proceed with their state common law nuisance claims. In November 2009, we, along with the other defendants, filed for rehearing.

In October 2009, the Fifth Circuit Court of Appeals reversed a decision by the Federal District Court for the District of Mississippi dismissing state common law nuisance claims in a putative class action by Mississippi residents asserting that CO_2 emissions exacerbated the effects of Hurricane Katrina. The Fifth Circuit held that there was no exclusive commitment of the common law issues raised in plaintiffs' complaint to a coordinate branch of government and that no initial policy determination was required to adjudicate these claims. We were initially dismissed from this case without prejudice, but are named as a defendant in a pending fourth amended complaint.

We believe the actions are without merit and intend to continue to defend against the claims.

Alaskan Villages' Claims

In 2008, the Native Village of Kivalina and the City of Kivalina, Alaska filed a lawsuit in Federal Court in the Northern District of California against AEP, AEPSC and 22 other unrelated defendants including oil and gas companies, a coal company and other electric generating companies. The complaint alleges that the defendants' emissions of CO_2 contribute to global warming and constitute a public and private nuisance and that the defendants are acting together. The complaint further alleges that some of the defendants, including AEP, conspired to create a false scientific debate about global warming in order to deceive the public and perpetuate the alleged nuisance. The plaintiffs also allege that the effects of global warming will require the relocation of the village at an alleged cost of $95 million to $400 million. In October 2009, the judge dismissed plaintiffs' federal common law claim for nuisance, finding the claim barred by the political question doctrine and by plaintiffs' lack of standing to bring the claim. The judge also dismissed plaintiffs' state law claims without prejudice to refiling in state court. The plaintiffs appealed the decision. We believe the action is without merit and intend to defend against the claims.

The Comprehensive Environmental Response Compensation and Liability Act (Superfund) and State Remediation

By-products from the generation of electricity include materials such as ash, slag, sludge, low-level radioactive waste and SNF. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically treated and deposited in captive disposal facilities or are beneficially utilized. In addition, our generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and nonhazardous materials. We currently incur costs to dispose of these substances safely.

Superfund addresses clean-up of hazardous substances that have been released to the environment. The Federal EPA administers the clean-up programs. Several states have enacted similar laws. At December 31, 2009, our subsidiaries are named by the Federal EPA as a Potentially Responsible Party (PRP) for five sites for which alleged liability is unresolved. There are eight additional sites for which our subsidiaries have received information requests which could lead to PRP designation. Our subsidiaries have also been named potentially liable at four sites under state law including the I&M site discussed in the next paragraph. In those instances where we have been named a PRP or defendant, our disposal or recycling activities were in accordance with the then-applicable laws and regulations. Superfund does not recognize compliance as a defense, but imposes strict liability on parties who fall within its broad statutory categories. Liability has been resolved for a number of sites with no significant effect on net income.

In March 2008, I&M received a letter from the Michigan Department of Environmental Quality (MDEQ) concerning conditions at a site under state law and requesting I&M to take voluntary action necessary to prevent and/or mitigate public harm. In May 2008, I&M started remediation work in accordance with a plan approved by MDEQ. I&M recorded approximately $7 million and $4 million of expense during 2009 and 2008, respectively. As the remediation work is completed, I&M's cost may continue to increase. I&M cannot predict the amount of additional cost, if any.

We evaluate the potential liability for each Superfund site separately, but several general statements can be made about our potential future liability. Allegations that materials were disposed at a particular site are often unsubstantiated and the quantity of materials deposited at a site can be small and often nonhazardous. Although Superfund liability has been interpreted by the courts as joint and several, typically many parties are named as PRPs for each site and several of the parties are financially sound enterprises. At present, our estimates do not anticipate material cleanup costs for any of our identified Superfund sites, except the I&M site discussed above.

Defective Environmental Equipment

As part of our continuing environmental investment program, we chose to retrofit wet flue gas desulfurization systems on several units utilizing the jet bubbling reactor (JBR) technology. The following plants have been scheduled for the installation of the JBR technology or are currently utilizing JBR retrofits:

Plant Name	Plant Owners	JBRs Installed/ Scheduled for Installation
Cardinal	OPCo/ Buckeye Power, Inc.	3
Conesville	CSPCo/Dayton Power and Light Company/ Duke Energy Ohio, Inc.	1
Clifty Creek	Indiana-Kentucky Electric Corporation	2
Kyger Creek	Ohio Valley Electric Corporation	2
Muskingum River (a)	OPCo	1
Big Sandy (a)	KPCo	1

(a) Contracts for the Muskingum River and Big Sandy projects have been temporarily suspended during the early development stages of the projects.

The retrofits on two of the Cardinal Plant units and the Conesville Plant unit are operational. Due to unexpected operating results, we completed an extensive review of the design and manufacture of the JBR internal components. Our review concluded that there are fundamental design deficiencies and that inferior and/or inappropriate materials were selected for the internal fiberglass components. We initiated discussions with Black & Veatch, the original equipment manufacturer, to develop a repair or replacement corrective action plan. We intend to pursue our contractual and other legal remedies if we are unable to resolve these issues with Black & Veatch. If we are unsuccessful in obtaining reimbursement for the work required to remedy this situation, the cost of repair or replacement could have an adverse impact on construction costs, net income, cash flows and financial condition.

NUCLEAR CONTINGENCIES

I&M owns and operates the two-unit 2,191 MW Cook Plant under licenses granted by the Nuclear Regulatory Commission (NRC). We have a significant future financial commitment to dispose of SNF and to safely decommission and decontaminate the plant. The licenses to operate the two nuclear units at the Cook Plant expire in 2034 and 2037. The operation of a nuclear facility also involves special risks, potential liabilities and specific regulatory and safety requirements. By agreement, I&M is partially liable, together with all other electric utility companies that own nuclear generating units, for a nuclear power plant incident at any nuclear plant in the U.S. Should a nuclear incident occur at any nuclear power plant in the U.S., the resultant liability could be substantial.

Decommissioning and Low Level Waste Accumulation Disposal

The cost to decommission a nuclear plant is affected by NRC regulations and the SNF disposal program. Decommissioning costs are accrued over the service life of the Cook Plant. The most recent decommissioning cost study was performed in 2009. According to that study, the estimated cost of decommissioning and disposal of low-level radioactive waste ranges from $831 million to $1.5 billion in 2009 nondiscounted dollars. The wide range in estimated costs is caused by variables in assumptions. I&M recovers estimated decommissioning costs for the Cook Plant in its rates. The amount recovered in rates was $16 million in 2009, $27 million in 2008 and $32 million in 2007. Reduced annual decommissioning cost recovery amounts reflect the units' longer estimated life and operating licenses granted by the NRC. Decommissioning costs recovered from customers are deposited in external trusts.

At December 31, 2009 and 2008, the total decommissioning trust fund balance was $1.1 billion and $959 million, respectively. Trust fund earnings increase the fund assets and decrease the amount remaining to be recovered from ratepayers. The decommissioning costs (including interest, unrealized gains and losses and expenses of the trust funds) increase or decrease the recorded liability.

I&M continues to work with regulators and customers to recover the remaining estimated costs of decommissioning the Cook Plant. However, future net income, cash flows and possibly financial condition would be adversely affected if the cost of SNF disposal and decommissioning continues to increase and cannot be recovered.

SNF Disposal

The Federal government is responsible for permanent SNF disposal and assesses fees to nuclear plant owners for SNF disposal. A fee of one mill per KWH for fuel consumed after April 6, 1983 at the Cook Plant is being collected from customers and remitted to the U.S. Treasury. At December 31, 2009 and 2008, fees and related interest of $265 million and $264 million, respectively, for fuel consumed prior to April 7, 1983 have been recorded as Long-term Debt and funds collected from customers along with related earnings totaling $306 million and $301 million, respectively, to pay the fee are recorded as part of Spent Nuclear Fuel and Decommissioning Trusts. I&M has not paid the government the pre-April 1983 fees due to continued delays and uncertainties related to the federal disposal program.

See "Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal" section of Note 11 for disclosure of the fair value of assets within the trusts.

Nuclear Incident Liability

I&M carries insurance coverage for property damage, decommissioning and decontamination at the Cook Plant in the amount of $1.8 billion. I&M purchases $1 billion of excess coverage for property damage, decommissioning and decontamination. Additional insurance provides coverage for a weekly indemnity payment resulting from an insured accidental outage. I&M utilizes an industry mutual insurer for the placement of this insurance coverage. Participation in this mutual insurance requires a contingent financial obligation of up to $37 million for I&M which is assessable if the insurer's financial resources would be inadequate to pay for losses.

The Price-Anderson Act, extended through December 31, 2025, establishes insurance protection for public liability arising from a nuclear incident at $12.6 billion and covers any incident at a licensed reactor in the U.S. Commercially available insurance, which must be carried for each licensed reactor, provided $300 million of coverage through December 31, 2009. Effective January 1, 2010 commercially available insurance increased to $375 million of coverage. In the event of a nuclear incident at any nuclear plant in the U.S., the remainder of the liability would be provided by a deferred premium assessment of $117.5 million on each licensed reactor in the U.S. payable in annual installments of $17.5 million. As a result, I&M could be assessed $235 million per nuclear incident payable in annual installments of $35 million. The number of incidents for which payments could be required is not limited.

In the event of an incident of a catastrophic nature, we are initially covered for the first $375 million through commercially available insurance. The next level of liability coverage of up to $12.2 billion would be covered by claims made under the Price-Anderson Act. If the liability were in excess of amounts recoverable from insurance and retrospective claim payments made under the Price-Anderson Act, we would seek to recover those amounts from customers through rate increases. In the event nuclear losses or liabilities are underinsured or exceed accumulated funds and recovery from customers is not possible, net income, cash flows and financial condition could be adversely affected.

Cook Plant Unit 1 Fire and Shutdown

In September 2008, I&M shut down Cook Plant Unit 1 (Unit 1) due to turbine vibrations, caused by blade failure, which resulted in a fire on the electric generator. This equipment, located in the turbine building, is separate and isolated from the nuclear reactor. The turbine rotors that caused the vibration were installed in 2006 and are within the vendor's warranty period. The warranty provides for the repair or replacement of the turbine rotors if the damage was caused by a defect in materials or workmanship. Repair of the property damage and replacement of the turbine rotors and other equipment could cost up to approximately $395 million. Management believes that I&M should recover a significant portion of these costs through the turbine vendor's warranty, insurance and the regulatory process. I&M repaired Unit 1 and it resumed operations in December 2009 at reduced power. The Unit 1 rotors were repaired and reinstalled due to the extensive lead time required to manufacture and install new turbine rotors. As a result, the replacement of the repaired turbine rotors and other equipment is scheduled for the Unit 1 planned outage in the fall of 2011.

I&M maintains property insurance through Nuclear Electric Insurance Limited (NEIL) with a $1 million deductible. As of December 31, 2009, we recorded $134 million in Prepayments and Other Current Assets on our Consolidated Balance Sheet representing recoverable amounts under the property insurance policy. Through December 31, 2009, I&M received partial payments of $118 million from NEIL for the cost incurred to repair the property damage.

I&M also maintained a separate accidental outage insurance policy with NEIL whereby, after a 12-week deductible period, I&M received weekly payments of $3.5 million for 52 weeks and $2.8 million for one week. In 2009, I&M recorded $185 million in revenue and reduced customer bills by approximately $78 million for the cost of replacement power during the outage period.

NEIL is reviewing claims made under the insurance policies to ensure that claims associated with the outage are covered by the policies. The treatment of property damage costs, replacement power costs and insurance proceeds will be the subject of future regulatory proceedings in Indiana and Michigan. If the ultimate costs of the incident are not covered by warranty, insurance or through the regulatory process or if any future regulatory proceedings are adverse, it could have an adverse impact on net income, cash flows and financial condition.

OPERATIONAL CONTINGENCIES

Insurance and Potential Losses

We maintain insurance coverage normal and customary for an integrated electric utility, subject to various deductibles. Our insurance includes coverage for all risks of physical loss or damage to our nonnuclear assets, subject to insurance policy conditions and exclusions. Covered property generally includes power plants, substations, facilities and inventories. Excluded property generally includes transmission and distribution lines, poles and towers. Our insurance programs also generally provide coverage against loss arising from certain claims made by third parties and are in excess of retentions absorbed by us. Coverage is generally provided by a combination of our protected cell of EIS and/or various industry mutual and/or commercial insurance carriers.

See "Nuclear Contingencies" section of this footnote for a discussion of nuclear exposures and related insurance.

Some potential losses or liabilities may not be insurable or the amount of insurance carried may not be sufficient to meet potential losses and liabilities, including, but not limited to, liabilities relating to damage to the Cook Plant and costs of replacement power in the event of an incident at the Cook Plant. Future losses or liabilities, if they occur, which are not completely insured, unless recovered from customers, could have a material adverse effect on our net income, cash flows and financial condition.

Fort Wayne Lease

Since 1975 I&M has leased certain energy delivery assets from the City of Fort Wayne, Indiana under a long-term lease that expires on February 28, 2010. I&M has been negotiating with Fort Wayne to purchase the assets at the end of the lease, but no agreement has been reached. Fort Wayne issued a technical notice of default under the lease to I&M in August 2009. I&M responded to Fort Wayne in October 2009 that it did not agree there was a default under the lease. In October 2009, I&M filed for declaratory and injunctive relief in Indiana state court. The parties agreed to submit this matter to mediation. In February 2010, the court issued a stay to continue mediation. I&M will seek recovery in rates for any amount it may pay related to this dispute. At this time, management cannot predict the outcome of this dispute or its potential impact on net income or cash flows.

TEM Litigation

We agreed to sell up to approximately 800 MW of energy to Tractebel Energy Marketing, Inc. (TEM) for a period of 20 years under a Power Purchase and Sale Agreement (PPA). Beginning in May 2003, we tendered replacement capacity, energy and ancillary services to TEM pursuant to the PPA that TEM rejected as nonconforming. TEM and AEP separately filed declaratory judgment actions.

We reached a settlement with TEM to resolve all litigation regarding the PPA. TEM paid $255 million which we recorded as a pretax gain in January 2008 under Gain on Settlement of TEM Litigation on our Consolidated Statements of Income.

Enron Bankruptcy

In 2001, we purchased Houston Pipeline Company (HPL) from Enron. Various HPL-related contingencies and indemnities from Enron remained unsettled at the date of Enron's bankruptcy. In connection with our acquisition of HPL, we entered into an agreement with BAM Lease Company, which granted HPL the exclusive right to use approximately 55 billion cubic feet (BCF) of cushion gas required for the normal operation of the Bammel gas storage facility. At the time of our acquisition of HPL, BOA and certain other banks (the BOA Syndicate) and Enron entered into an agreement granting HPL the exclusive use of the cushion gas. Also at the time of our acquisition, Enron and the BOA Syndicate released HPL from all prior and future liabilities and obligations in connection with the financing arrangement. After the Enron bankruptcy, the BOA Syndicate informed HPL of a purported default by Enron under the terms of the financing arrangement. This dispute is being litigated in the Enron bankruptcy proceedings and in federal courts in Texas and New York.

In February 2004, Enron filed Notices of Rejection regarding the cushion gas exclusive right to use agreement and other incidental agreements. We objected to Enron's attempted rejection of these agreements and filed an adversary proceeding in the bankruptcy proceeding contesting Enron's right to reject these agreements.

In 2003, AEP filed a lawsuit against BOA in the United States District Court for the Southern District of Texas. BOA led the lending syndicate involving the monetization of the cushion gas to Enron and its subsidiaries. The lawsuit asserts that BOA made representations and engaged in fraud to induce and promote the stock sale of HPL, that BOA directly benefited from the sale of HPL and that AEP undertook the stock purchase and entered into the cushion gas arrangement with Enron and BOA based on misrepresentations that BOA made about Enron's financial condition that BOA knew or should have known were false. In 2005, the Judge entered an order severing and transferring the declaratory judgment claims involving the right to use and cushion gas consent agreements to the Southern District of New York and retaining in the Southern District of Texas the four counts alleging breach of contract, fraud and negligent misrepresentation. Trial in federal court in Texas was continued pending a decision in the New York case.

In 2007, the judge in the New York action issued a decision on all claims, including those that were pending trial in Texas, granting BOA summary judgment and dismissing our claims. In August 2008, the court entered a final judgment of $346 million. We appealed and posted a bond covering the amount of the judgment entered against us. In May 2009, the judge awarded $20 million of attorneys' fees to BOA. We appealed this award and posted bond covering that amount. In September 2009, the United States Court of Appeals for the Second Circuit heard oral argument on our appeal.

The liability for the BOA litigation was $441 million and $433 million including interest at December 31, 2009 and 2008, respectively. These liabilities are included in Deferred Credits and Other Noncurrent Liabilities on our Consolidated Balance Sheets.

Shareholder Lawsuits

In 2002 and 2003, three putative class action lawsuits were filed in Federal District Court, Columbus, Ohio against AEP, certain executives and AEP's ERISA Plan Administrator alleging violations of ERISA in the selection of AEP stock as an investment alternative and in the allocation of assets to AEP stock. The plaintiffs sought recovery of an unstated amount of compensatory damages, attorney fees and costs. Two of the three actions were dropped voluntarily by the plaintiffs in those cases. In 2008, the trial court denied the plaintiff's motion for class certification and ordered briefing on whether the plaintiff may maintain an ERISA claim on behalf of the Plan in the absence of class certification. In February 2010, the plaintiff settled his individual claim and the parties agreed to the dismissal of this last remaining case.

Natural Gas Markets Lawsuits

In 2002, the Lieutenant Governor of California filed a lawsuit in Los Angeles County California Superior Court against numerous energy companies, including AEP, alleging violations of California law through alleged fraudulent reporting of false natural gas price and volume information with an intent to affect the market price of natural gas and electricity. AEP was dismissed from the case. A number of similar cases were also filed in California and in state and federal courts in several states making essentially the same allegations under federal or state laws against the same companies. AEP (or a subsidiary) is among the companies named as defendants in some of these cases. These cases are at various pre-trial stages. In 2008, we settled all of the cases pending against us in California. The settlements did not impact 2008 earnings due to provisions made in prior periods. We will continue to defend each remaining case where an AEP company is a defendant. We believe the provision we have for the remaining cases is adequate.

Rail Transportation Litigation

In October 2008, the Oklahoma Municipal Power Authority and the Public Utilities Board of the City of Brownsville, Texas, as co-owners of Oklaunion Plant, filed a lawsuit against AEP alleging breach of contract and breach of fiduciary duties related to negotiations for rail transportation services for the plant. In November 2009, all parties agreed to a settlement during court-ordered mediation.

FERC Long-term Contracts

In 2002, the FERC held a hearing related to a complaint filed by Nevada Power Company and Sierra Pacific Power Company (the Nevada utilities). The complaint sought to break long-term contracts entered during the 2000 and 2001 California energy price spike which the customers alleged were "high-priced." The complaint alleged that we sold power at unjust and unreasonable prices because the market for power was allegedly dysfunctional at the time such contracts were executed. In September 2009, the parties reached a settlement. The settlement payment was made in February 2010.

7. ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

ACQUISITIONS

2009

Oxbow Lignite Company and Red River Mining Company (Utility Operations segment)

On December 29, 2009, SWEPCo purchased 50% of the Oxbow Lignite Company, LLC (OLC) membership interest for $13 million. Cleco Power LLC (Cleco) acquired the remaining 50% membership interest in the OLC for $13 million. The Oxbow Mine is located near Coushatta, Louisiana and will be used as one of the fuel sources for

SWEPCo's and Cleco's jointly-owned Dolet Hills Generating Station. SWEPCo will account for OLC as an equity investment. Also, on December 29, 2009, DHLC purchased mining equipment and assets for $16 million from the Red River Mining Company.

Valley Electric Membership Corporation (Utility Operations segment)

In November 2009, SWEPCo signed a letter of intent to purchase the transmission and distribution assets and to assume certain liabilities of Valley Electric Membership Corporation (VEMCO) for approximately $96 million. Consummation of the transaction is subject to regulatory approval by the LPSC, the APSC, the Rural Utilities Service and the National Rural Utilities Cooperative Finance Corporation. In January 2010, the VEMCO members approved the transaction. VEMCO services approximately 30,000 member customers in eight parishes south of Shreveport, Louisiana. SWEPCo expects to complete the transaction in the second quarter of 2010.

2008

Erlbacher companies (AEP River Operations segment)

In June 2008, AEP River Operations purchased certain barging assets from Missouri Barge Line Company, Missouri Dry Dock and Repair Company and Cape Girardeau Fleeting, Inc. (collectively known as Erlbacher companies) for $35 million. These assets were incorporated into AEP River Operations' business which will diversify its customer base.

2007

Darby Electric Generating Station (Utility Operations segment)

In November 2006, CSPCo agreed to purchase Darby Electric Generating Station (Darby) from DPL Energy, LLC, a subsidiary of The Dayton Power and Light Company, for $102 million and the assumption of liabilities of $2 million. CSPCo completed the purchase in April 2007. The Darby Plant is located near Mount Sterling, Ohio and is a natural gas, simple cycle power plant with a generating capacity of 480 MW.

Lawrenceburg Generating Station (Utility Operations segment)

In January 2007, AEGCo agreed to purchase Lawrenceburg Generating Station (Lawrenceburg) from an affiliate of Public Service Enterprise Group for $325 million and the assumption of liabilities of $3 million. AEGCo completed the purchase in May 2007. Lawrenceburg is located in Lawrenceburg, Indiana, adjacent to I&M's Tanners Creek Plant, and is a natural gas, combined cycle power plant with a generating capacity of 1,096 MW. AEGCo sells the power to CSPCo through a FERC-approved unit power agreement.

Dresden Plant (Utility Operations segment)

In August 2007, AEGCo agreed to purchase the partially completed Dresden Plant from Dominion Resources, Inc. for $85 million and the assumption of liabilities of $2 million. AEGCo completed the purchase in September 2007. AEGCo incurred approximately $14 million, $78 million and $3 million in construction costs (excluding AFUDC) at the Dresden Plant in 2009, 2008 and 2007, respectively. During 2009, AEGCo suspended construction of the Dresden Plant as part of AEP's overall response to the economic conditions in 2009. As a result, AEGCo has stopped recording AFUDC and will resume recording AFUDC once construction is resumed in 2012. The Dresden Plant is located near Dresden, Ohio and is a natural gas, combined cycle power plant. When completed, the Dresden Plant will have a generating capacity of 580 MW.

DISPOSITIONS

2009

Electric Transmission Texas LLC (ETT) (Utility Operations segment)

In 2009, TCC and TNC sold $93 million and $2 million, respectively, of transmission facilities to ETT. TCC sold an additional $16 million of transmission facilities to ETT in January 2010. There were no gains or losses recorded on these sale transactions.

2008

None

2007

Electric Transmission Texas LLC (ETT) (Utility Operations segment)

In December 2007, TCC contributed $70 million of transmission facilities to ETT, a newly-formed affiliated entity which will own and operate transmission facilities in ERCOT. Through a series of transactions, we then sold, at net book value, a 50% equity ownership interest in ETT to a subsidiary of MidAmerican Energy Holdings Company.

Texas Plants – Oklaunion Power Station (Utility Operations segment)

In February 2007, TCC sold its 7.81% share of Oklaunion Power Station to the Public Utilities Board of the City of Brownsville for $43 million plus capital adjustments. The sale did not impact net income. See "Rail Transportation Litigation" section of Note 6.

Intercontinental Exchange, Inc. (ICE) (All Other)

In November 2000, we made our initial investment in ICE. An initial public offering occurred on November 15, 2005. During 2006, we sold approximately 600,000 shares and recognized a $39 million gain ($25 million, net of tax). In March 2007, we sold 130,000 shares of ICE and recognized a $16 million gain ($10 million, net of tax). We recorded the gains in Interest and Investment Income on our Consolidated Statements of Income for the year ended December 31, 2007. Our remaining investment of approximately 138,000 shares as of December 31, 2009 and 2008 is recorded in Other Temporary Investments on our Consolidated Balance Sheets.

Texas REPs (Utility Operations segment)

As part of the purchase power and sale agreement related to the sale of our Texas REPs in 2002, we retained the right to share in earnings with Centrica from the two REPs above a threshold amount through 2006 if the Texas retail market developed increased earnings opportunities. In 2007, we received the final earnings sharing payment of $20 million. The payments are reflected in Other Operations on our Consolidated Statements of Income.

Sweeny Cogeneration Plant (Generation and Marketing segment)

In October 2007, we sold our 50% equity interest in Sweeny to ConocoPhillips for approximately $80 million, including working capital and the buyer's assumption of project debt. The Sweeny Cogeneration Plant is a 480 MW cogeneration plant located within ConocoPhillips' Sweeny refinery complex southwest of Houston, Texas. We were the managing partner of the plant, which is co-owned by General Electric Company. As a result of the sale, we recognized a $47 million gain ($30 million, net of tax) in 2007, which is reflected in Gain on Disposition of Equity Investments, Net on our 2007 Consolidated Statement of Income.

In addition to the sale of our interest in Sweeny, we agreed to separately sell our purchase power contract for our share of power generated by Sweeny through 2014 for $11 million to ConocoPhillips. ConocoPhillips also agreed to assume certain related third-party power obligations. These transactions were completed in conjunction with the sale of our 50% equity interest in October 2007. As a result of this sale, we recognized an $11 million gain ($7 million, net of tax) in 2007, which is included in Other Revenues on our 2007 Consolidated Statement of Income. In 2007, we recognized a total of $58 million in gains on the Sweeny transactions ($37 million, net of tax).

DISCONTINUED OPERATIONS

Management periodically assesses our overall business model and makes decisions regarding our continued support and funding of our various businesses and operations. When it is determined that we will seek to exit a particular business or activity and we have met the accounting requirements for reclassification, we will reclassify those businesses or activities as discontinued operations. The assets and liabilities of these discontinued operations are classified in Assets Held for Sale and Liabilities Held for Sale until the time that they are sold.

Certain of our operations were determined to be discontinued operations and are classified as such in 2008 and 2007. Results of operations of these businesses are classified as shown in the following table:

	SEE-BOARD (a)	U.K. Generation (b)	Total
		(in millions)	
2009 Revenue	$ -	$ -	$ -
2009 Pretax Income	-	-	-
2009 Earnings, Net of Tax	-	-	-
2008 Revenue	$ -	$ 2	$ 2
2008 Pretax Income	-	2	2
2008 Earnings, Net of Tax	-	12	12
2007 Revenue	$ -	$ -	$ -
2007 Pretax Income	-	7	7
2007 Earnings, Net of Tax	4	20	24

(a) Relates to purchase price true-up adjustments and tax adjustments from the sale of SEEBOARD, a former U.K. utility subsidiary of AEP that was sold in 2002.
(b) The 2008 amounts relate primarily to favorable income tax reserve adjustments. The 2007 amounts relate to tax adjustments from the sale.

8. **BENEFIT PLANS**

For a discussion of investment strategy, investment limitations, target asset allocations and the classification of investments within the fair value hierarchy, see "Investments Held in Trust for Future Liabilities" and "Fair Value Measurements of Assets and Liabilities" sections of Note 1.

We sponsor a qualified pension plan and two unfunded nonqualified pension plans. We merged our two qualified plans at December 31, 2008. A substantial majority of our employees are covered by the qualified plan or both the qualified and a nonqualified pension plan. We sponsor OPEB plans to provide medical and life insurance benefits for retired employees.

We recognize the obligations associated with our defined benefit pension plan and OPEB plans in the balance sheets at fair value under the "Fair Value Measurements and Disclosures" accounting guidance. Additional disclosures about the plans are required by "Compensation – Retirement Benefits" accounting guidance. We recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status, and recognize, as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year that are not recognized as a component of net periodic benefit cost. We record a regulatory asset for qualifying benefit costs of our regulated operations that for ratemaking purposes are deferred for future recovery.

Adjustment of pretax AOCI is required at the end of each year, for both underfunded and overfunded defined benefit pension and OPEB plans, to an amount equal to the remaining unrecognized deferrals for unamortized actuarial losses or gains, prior service costs and transition obligations, such that remaining deferred costs result in an AOCI equity reduction and deferred gains result in an AOCI equity addition. The year-end AOCI measure can be volatile based on fluctuating market conditions, investment returns and discount rates.

The following tables provide a reconciliation of the changes in the plans' projected benefit obligations and fair value of assets over the two-year period ending at the plan's measurement date of December 31, 2009, and their funded status as of December 31 of each year:

Projected Plan Obligations, Plan Assets, Funded Status as of December 31, 2009 and 2008

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2009	2008	2009	2008
Change in Projected Benefit Obligation	(in millions)			
Projected Obligation at January 1	$ 4,301	$ 4,109	$ 1,843	$ 1,773
Service Cost	104	100	42	42
Interest Cost	254	249	110	113
Actuarial Loss	290	139	32	2
Benefit Payments	(248)	(296)	(120)	(120)
Participant Contributions	-	-	25	24
Medicare Subsidy	-	-	9	9
Projected Obligation at December 31	$ 4,701	$ 4,301	$ 1,941	$ 1,843
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at January 1	$ 3,161	$ 4,504	$ 1,018	$ 1,400
Actual Gain (Loss) on Plan Assets	482	(1,054)	235	(368)
Company Contributions	8	7	150	82
Participant Contributions	-	-	25	24
Benefit Payments	(248)	(296)	(120)	(120)
Fair Value of Plan Assets at December 31	$ 3,403	$ 3,161	$ 1,308	$ 1,018
Underfunded Status at December 31	$ (1,298)	$ (1,140)	$ (633)	$ (825)

Actuarial Assumptions for Benefit Obligations

The weighted-average assumptions as of December 31 of each year used in the measurement of our benefit obligations are shown in the following table:

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2009	2008	2009	2008
Assumptions				
Discount Rate	5.60%	6.00%	5.85%	6.10%
Rate of Compensation Increase	4.60% (a)	5.90% (a)	N/A	N/A

(a) Rates are for base pay only. In addition, an amount is added to reflect target incentive compensation for exempt employees and overtime and incentive pay for nonexempt employees.

N/A = Not Applicable

To determine a discount rate, we use a duration-based method by constructing a hypothetical portfolio of high quality corporate bonds similar to those included in the Moody's Aa bond index with a duration matching the benefit plan liability. The composite yield on the hypothetical bond portfolio is used as the discount rate for the plan.

For 2009, the rate of compensation increase assumed varies with the age of the employee, ranging from 3% per year to 11.5% per year, with an average increase of 4.6%.

Benefit Amounts Recognized on the Balance Sheets as of December 31, 2009 and 2008

	Pension Plans		Other Postretirement Benefit Plans	
	December 31,		December 31,	
	2009	2008	2009	2008
	(in millions)			
Other Current Liabilities – Accrued Short-term Benefit Liability	$ (10)	$ (9)	$ (4)	$ (4)
Employee Benefits and Pension Obligations – Accrued Long-term Benefit Liability	(1,288)	(1,131)	(629)	(821)
Underfunded Status	$ (1,298)	$ (1,140)	$ (633)	$ (825)

Amounts Recognized in Accumulated Other Comprehensive Income (AOCI) as of December 31, 2009, 2008 and 2007

	Pension Plans			Other Postretirement Benefit Plans		
	December 31,			December 31,		
Components	2009	2008	2007	2009	2008	2007
	(in millions)					
Net Actuarial Loss	$ 2,096	$ 2,024	$ 534	$ 546	$ 715	$ 231
Prior Service Cost	12	13	14	3	3	4
Transition Obligation	-	-	-	43	70	97
Pretax AOCI	$ 2,108	$ 2,037	$ 548	$ 592	$ 788	$ 332
Recorded as						
Regulatory Assets	$ 1,750	$ 1,660	$ 453	$ 380	$ 502	$ 204
Deferred Income Taxes	125	132	33	74	100	45
Net of Tax AOCI	233	245	62	138	186	83
Pretax AOCI	$ 2,108	$ 2,037	$ 548	$ 592	$ 788	$ 332

Components of the Change in Plan Assets and Benefit Obligations Recognized in Pretax AOCI during the years ended December 31, 2009 and 2008 are as follows:

	Pensions Plans		Other Postretirement Benefit Plans	
	Years Ended December 31,		Years Ended December 31,	
Components	2009	2008	2009	2008
	(in millions)			
Actuarial Loss (Gain) During the Year	$ 130	$ 1,527	$ (127)	$ 492
Amortization of Actuarial Loss	(59)	(37)	(42)	(9)
Prior Service Credit	-	(1)	-	-
Amortization of Transition Obligation	-	-	(27)	(27)
Total Pretax AOCI Change for the Year	$ 71	$ 1,489	$ (196)	$ 456

Pension and Other Postretirement Plans' Assets

The value of our pension plan's assets increased to $3.4 billion at December 31, 2009 from $3.2 billion at December 31, 2008. The qualified plan paid $240 million in benefits to plan participants during 2009 (nonqualified plans paid $8 million in benefits). The value of our OPEB plans' assets increased to $1.3 billion at December 31, 2009 from $1 billion at December 31, 2008. The OPEB plans paid $120 million in benefits to plan participants during 2009.

The following table presents the classification of pension plan assets within the fair value hierarchy at December 31, 2009:

Major Categories of Plan Assets	Level 1	Level 2	Level 3	Other	Total	Year End Allocation
			(in millions)			
Equities:						
Domestic	$ 1,219	$ -	$ -	$ -	$ 1,219	35.8%
International	320	-	-	-	320	9.4%
Real Estate Investment Trusts	87	-	-	-	87	2.6%
Common Collective Trust –						
International	-	161	-	-	161	4.7%
Subtotal Equities	1,626	161	-	-	1,787	52.5%
Fixed Income:						
United States Government and						
Agency Securities	-	233	-	-	233	6.9%
Corporate Debt	-	831	-	-	831	24.4%
Foreign Debt	-	171	-	-	171	5.0%
State and Local Government	-	35	-	-	35	1.0%
Other – Asset Backed	-	27	-	-	27	0.8%
Subtotal Fixed Income	-	1,297	-	-	1,297	38.1%
Real Estate	-	-	90	-	90	2.7%
Alternative Investments	-	-	106	-	106	3.1%
Securities Lending	-	173	-	-	173	5.1%
Securities Lending Collateral (a)	-	-	-	(196)	(196)	(5.8)%
Cash and Cash Equivalents (b)	-	116	-	4	120	3.5%
Other – Pending Transactions and						
Accrued Income (c)	-	-	-	26	26	0.8%
Total	$ 1,626	$ 1,747	$ 196	$ (166)	$ 3,403	100.0%

(a) Amounts in "Other" column primarily represent an obligation to repay cash collateral received as part of the Securities Lending Program.
(b) Amounts in "Other" column primarily represent foreign currency holdings.
(c) Amounts in "Other" column primarily represent accrued interest, dividend receivables and transactions pending settlement.

The following table sets forth a reconciliation of changes in the fair value of real estate and alternative investments classified as Level 3 in the fair value hierarchy for the pension assets:

	Real Estate	Alternative Investments	Total Level 3
		(in millions)	
Balance as of January 1, 2009	$ 137	$ 106	$ 243
Actual Return on Plan Assets			
Relating to Assets Still Held as of the Reporting Date	(47)	(14)	(61)
Relating to Assets Sold During the Period	-	1	1
Purchases and Sales	-	13	13
Transfers in and/or out of Level 3	-	-	-
Balance as of December 31, 2009	$ 90	$ 106	$ 196

The following table presents the classification of OPEB plan assets within the fair value hierarchy at December 31, 2009:

Major Categories of Plan Assets	Level 1	Level 2	Level 3	Other	Total	Year End Allocation
			(in millions)			
Equities:						
Domestic	$ 343	$ -	$ -	$ -	$ 343	26.2%
International	375	-	-	-	375	28.7%
Common Collective Trust –						
International	-	93	-	-	93	7.1%
Subtotal Equities	718	93	-	-	811	62.0%
Fixed Income:						
Common Collective Trust – Debt	-	38	-	-	38	2.9%
United States Government and						
Agency Securities	-	42	-	-	42	3.2%
Corporate Debt	-	141	-	-	141	10.8%
Foreign Debt	-	32	-	-	32	2.4%
State and Local Government	-	6	-	-	6	0.5%
Other – Asset Backed	-	2	-	-	2	0.2%
Subtotal Fixed Income	-	261	-	-	261	20.0%
Trust Owned Life Insurance:						
International Equities	-	75	-	-	75	5.7%
United States Bonds	-	131	-	-	131	10.0%
Cash and Cash Equivalents (a)	7	14	-	1	22	1.7%
Other – Pending Transactions and						
Accrued Income (b)	-	-	-	8	8	0.6%
Total	$ 725	$ 574	$ -	$ 9	$ 1,308	100.0%

(a) Amounts in "Other" column primarily represent foreign currency holdings.
(b) Amounts in "Other" column primarily represent accrued interest, dividend receivables and transactions pending settlement.

The asset allocations for our plans at the end of 2008 by asset category, were as follows:

	Percentage of Plan Assets at December 31, 2008	
Asset Category	Pension Plans	Other Postretirement Benefit Plans
Equity Securities	47%	53%
Real Estate	6%	-
Debt Securities	42%	43%
Cash and Cash Equivalents	5%	4%
Total	100%	100%

Significant Concentrations of Risk Within Plan Assets

In addition to establishing the target asset allocation of plan assets, the investment policy also places restrictions on securities to limit significant concentrations within plan assets. The investment policy establishes guidelines that govern maximum market exposure, security restrictions, prohibited asset classes, prohibited types of transactions, minimum credit quality, average portfolio quality, portfolio duration and concentration limits. The guidelines were established to mitigate the risk of loss due to significant concentrations in any investment. We monitor the plan to control security diversification and ensure compliance with our investment policy. At December 31, 2009, the assets were invested in compliance with all investment limits. See "Investments Held in Trust for Future Liabilities" section of Note 1 for limit details.

Determination of Pension Expense

We base our determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

	December 31,			
Accumulated Benefit Obligation	2009		2008	
	(in millions)			
Qualified Pension Plans	$	4,539	$	4,119
Nonqualified Pension Plans		90		80
Total	$	4,629	$	4,199

For our underfunded pension plans that had an accumulated benefit obligation in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of these plans at December 31, 2009 and 2008 were as follows:

	Underfunded Pension Plans			
	December 31,			
	2009		2008	
	(in millions)			
Projected Benefit Obligation	$	4,701	$	4,301
Accumulated Benefit Obligation	$	4,629	$	4,199
Fair Value of Plan Assets		3,403		3,161
Underfunded Accumulated Benefit Obligation	$	1,226	$	1,038

Estimated Future Benefit Payments and Contributions

We expect contributions and payments for the pension plans of $160 million and the OPEB plans of $117 million during 2010. The amount for the pension plans is at least the minimum amount required by ERISA plus payment of unfunded nonqualified benefits. For the qualified pension plan, we may make additional discretionary contributions to maintain the funded status of the plan. The contribution to the OPEB plans is generally based on the amount of the OPEB plans' periodic benefit costs for accounting purposes as provided for in agreements with state regulatory authorities, plus the additional discretionary contribution of our Medicare subsidy receipts.

The table below reflects the total benefits expected to be paid from the plan or from our assets, including both our share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan. Medicare subsidy receipts are shown in the year of the corresponding benefit payments, even though actual cash receipts are expected early in the following year. Future benefit payments are dependent on the number of employees retiring, whether the retiring employees elect to receive pension benefits as annuities or as lump sum distributions, future integration of the benefit plans with changes to Medicare and other legislation, future levels of interest rates and variances in actuarial results. The estimated payments for pension benefits and OPEB are as follows:

	Pension Plans		Other Postretirement Benefit Plans			
	Pension Payments		Benefit Payments		Medicare Subsidy Receipts	
	(in millions)					
2010	$	332	$	119	$	(10)
2011		342		130		(11)
2012		348		139		(13)
2013		355		148		(14)
2014		358		158		(15)
Years 2015 to 2019, in Total		1,871		923		(95)

Components of Net Periodic Benefit Cost

The following table provides the components of our net periodic benefit cost for the plans for the years ended December 31, 2009, 2008 and 2007:

	Pension Plans			Other Postretirement Benefit Plans		
	Years Ended December 31,					
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
	(in millions)					
Service Cost	$ 104	$ 100	$ 96	$ 42	$ 42	$ 42
Interest Cost	254	249	235	110	113	104
Expected Return on Plan Assets	(321)	(336)	(340)	(80)	(111)	(104)
Amortization of Transition Obligation	-	-	-	27	27	27
Amortization of Prior Service Cost	-	1	-	-	-	-
Amortization of Net Actuarial Loss	59	37	59	42	9	12
Net Periodic Benefit Cost	96	51	50	141	80	81
Capitalized Portion	(30)	(16)	(14)	(44)	(25)	(25)
Net Periodic Benefit Cost Recognized as Expense	$ 66	$ 35	$ 36	$ 97	$ 55	$ 56

Estimated amounts expected to be amortized to net periodic benefit costs for our plans during 2010 are shown in the following table:

Components	Pension Plans		Other Postretirement Benefit Plans
	(in millions)		
Net Actuarial Loss	$ 99	$	29
Prior Service Cost	1		-
Transition Obligation	-		27
Total Estimated 2010 Pretax AOCI Amortization	$ 100	$	56
Expected to be Recorded as			
Regulatory Asset	$ 82	$	37
Deferred Income Taxes	6		7
Net of Tax AOCI	12		12
Total	$ 100	$	56

Actuarial Assumptions for Net Periodic Benefit Costs

The weighted-average assumptions as of January 1 of each year used in the measurement of our benefit costs are shown in the following tables:

	Pension Plans			Other Postretirement Benefit Plans		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Discount Rate	6.00%	6.00%	5.75%	6.10%	6.20%	5.85%
Expected Return on Plan Assets	8.00%	8.00%	8.50%	7.75%	8.00%	8.00%
Rate of Compensation Increase	5.90%	5.90%	5.90%	N/A	N/A	N/A

N/A = Not Applicable

The expected return on plan assets for 2009 was determined by evaluating historical returns, the current investment climate (yield on fixed income securities and other recent investment market indicators), rate of inflation and current prospects for economic growth.

The health care trend rate assumptions as of January 1 of each year used for OPEB plans measurement purposes are shown below:

Health Care Trend Rates	2009	2008
Initial	6.50%	7.00%
Ultimate	5.00%	5.00%
Year Ultimate Reached	2012	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the OPEB health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(in millions)	
Effect on Total Service and Interest Cost Components of Net Periodic Postretirement Health Care Benefit Cost	$ 20	$ (16)
Effect on the Health Care Component of the Accumulated Postretirement Benefit Obligation	217	(180)

American Electric Power System Retirement Savings Plan

We sponsor the American Electric Power System Retirement Savings Plan, a defined contribution retirement savings plan for substantially all employees who are not members of the United Mine Workers of America (UMWA). It is a qualified plan offering participants an opportunity to contribute a portion of their pay with features under Section 401(k) of the Internal Revenue Code. We provided matching contributions of 75% of the first 6% of eligible compensation contributed by an employee in 2008. Effective January 1, 2009, we match the first 1% of eligible employee contributions at 100% and the next 5% of contributions at 70%. The cost for company matching contributions totaled $74 million in 2009, $71 million in 2008 and $66 million in 2007.

UMWA Benefits

We provide UMWA pension, health and welfare benefits for certain unionized mining employees, retirees and their survivors who meet eligibility requirements. UMWA trustees make final interpretive determinations with regard to all benefits. The pension benefits are administered by UMWA trustees and contributions are made to their trust funds. The health and welfare benefits are administered by us and benefits are paid from our general assets. Contributions and benefits paid were not material in 2009, 2008 and 2007.

9. BUSINESS SEGMENTS

Our primary business is our electric utility operations. Within our Utility Operations segment, we centrally dispatch generation assets and manage our overall utility operations on an integrated basis because of the substantial impact of cost-based rates and regulatory oversight. While our Utility Operations segment remains our primary business segment, other segments include our AEP River Operations segment with significant barging activities and our Generation and Marketing segment, which includes our nonregulated generating, marketing and risk management activities primarily in the ERCOT market area. Intersegment sales and transfers are generally based on underlying contractual arrangements and agreements.

Our reportable segments and their related business activities are as follows:

Utility Operations
- Generation of electricity for sale to U.S. retail and wholesale customers.
- Electricity transmission and distribution in the U.S.

AEP River Operations
- Commercial barging operations that annually transport approximately 33 million tons of coal and dry bulk commodities primarily on the Ohio, Illinois and lower Mississippi Rivers. Approximately 49% of the barging is for transportation of agricultural products, 27% for coal, 8% for steel and 16% for other commodities.

Generation and Marketing

- Wind farms and marketing and risk management activities primarily in ERCOT.

The remainder of our activities is presented as All Other. While not considered a business segment, All Other includes:

- Parent's guarantee revenue received from affiliates, investment income, interest income and interest expense, and other nonallocated costs.
- Tax and interest expense adjustments related to our UK operations which were sold in 2004 and 2002.
- Forward natural gas contracts that were not sold with our natural gas pipeline and storage operations in 2004 and 2005. These contracts are financial derivatives which will gradually settle and completely expire in 2011.
- The 2008 cash settlement of a purchase power and sale agreement with TEM related to the Plaquemine Cogeneration Facility which was sold in 2006.

The tables below present our reportable segment information for the years ended December 31, 2009, 2008 and 2007 and balance sheet information as of December 31, 2009 and 2008. These amounts include certain estimates and allocations where necessary.

Year Ended December 31, 2009	Utility Operations	Nonutility Operations: AEP River Operations	Nonutility Operations: Generation and Marketing	All Other (a)	Reconciling Adjustments	Consolidated
			(in millions)			
Revenues from:						
External Customers	$ 12,733 (e)	$ 490	$ 281	$ (15)	$ -	$ 13,489
Other Operating Segments	70 (e)	18	5	36	(129)	-
Total Revenues	$ 12,803	$ 508	$ 286	$ 21	$ (129)	$ 13,489
Depreciation and Amortization	$ 1,561	$ 17	$ 29	$ 2	$ (12)(b)	$ 1,597
Interest Income	4	-	-	47	(40)	11
Interest Expense	916	5	21	86	(55)(b)	973
Income Tax Expense (Credit)	553	23	-	(1)	-	575
Income (Loss) Before Discontinued Operations and Extraordinary Loss	$ 1,329	$ 47	$ 41	$ (47)	$ -	$ 1,370
Extraordinary Loss, Net of Tax	(5)	-	-	-	-	(5)
Net Income (Loss)	$ 1,324	$ 47	$ 41	$ (47)	$ -	$ 1,365
Gross Property Additions	$ 2,813	$ 81	$ 1	$ 1	$ -	$ 2,896

Year Ended December 31, 2008	Utility Operations	Nonutility Operations: AEP River Operations	Nonutility Operations: Generation and Marketing	All Other (a)	Reconciling Adjustments	Consolidated
			(in millions)			
Revenues from:						
External Customers	$ 13,326 (e)	$ 616	$ 485	$ 13	$ -	$ 14,440
Other Operating Segments	240 (e)	30	(122)	9	(157)	-
Total Revenues	$ 13,566	$ 646	$ 363	$ 22	$ (157)	$ 14,440
Depreciation and Amortization	$ 1,450	$ 14	$ 28	$ 2	$ (11)(b)	$ 1,483
Interest Income	42	-	1	78	(65)	56
Interest Expense	915	5	22	94	(79)(b)	957
Income Tax Expense	515	26	17	84	-	642
Income Before Discontinued Operations and Extraordinary Loss	$ 1,123	$ 55	$ 65	$ 133	$ -	$ 1,376
Discontinued Operations, Net of Tax	-	-	-	12	-	12
Net Income	$ 1,123	$ 55	$ 65	$ 145	$ -	$ 1,388
Gross Property Additions	$ 3,871	$ 116	$ 2	$ (29)(c)	$ -	$ 3,960

Year Ended December 31, 2007	Utility Operations	Nonutility Operations: AEP River Operations	Nonutility Operations: Generation and Marketing	All Other (a)	Reconciling Adjustments	Consolidated
			(in millions)			
Revenues from:						
External Customers	$ 12,101 (e)	$ 523	$ 708	$ 48	$ -	$ 13,380
Other Operating Segments	554 (e)	14	(406)	(13)	(149)	-
Total Revenues	$ 12,655	$ 537	$ 302	$ 35	$ (149)	$ 13,380
Depreciation and Amortization	$ 1,483	$ 11	$ 29	$ 2	$ (12)(b)	$ 1,513
Interest Income	21	-	3	81	(70)	35
Interest Expense	784	5	28	108	(87)(b)	838
Income Tax Expense (Credit)	486	35	5	(10)	-	516
Income (Loss) Before Discontinued Operations and Extraordinary Loss	$ 1,040	$ 61	$ 67	$ (15)	$ -	$ 1,153
Discontinued Operations, Net of Tax	-	-	-	24	-	24
Extraordinary Loss, Net of Tax	(79)	-	-	-	-	(79)
Net Income	$ 961	$ 61	$ 67	$ 9	$ -	$ 1,098
Gross Property Additions	$ 4,050	$ 12	$ 2	$ 4 (c)	$ -	$ 4,068

December 31, 2009	Utility Operations	Nonutility Operations: AEP River Operations	Nonutility Operations: Generation and Marketing	All Other (a)	Reconciling Adjustments (b)	Consolidated
			(in millions)			
Total Property, Plant and Equipment	$ 50,905	$ 436	$ 571	$ 10	$ (238)	$ 51,684
Accumulated Depreciation and Amortization	17,110	88	168	8	(34)	17,340
Total Property, Plant and Equipment – Net	$ 33,795	$ 348	$ 403	$ 2	$ (204)	$ 34,344
Total Assets	$ 46,930	$ 495	$ 779	$ 15,094	$ (14,950)(d)	$ 48,348
Investments in Equity Method Investees	84	4	-	-	-	88

December 31, 2008	Utility Operations	Nonutility Operations: AEP River Operations	Nonutility Operations: Generation and Marketing	All Other (a)	Reconciling Adjustments (b)	Consolidated
			(in millions)			
Total Property, Plant and Equipment	$ 48,997	$ 371	$ 565	$ 10	$ (233)	$ 49,710
Accumulated Depreciation and Amortization	16,525	73	140	8	(23)	16,723
Total Property, Plant and Equipment – Net	$ 32,472	$ 298	$ 425	$ 2	$ (210)	$ 32,987
Total Assets	$ 43,773	$ 439	$ 737	$ 14,501	$ (14,295)(d)	$ 45,155
Investments in Equity Method Investees	22	2	-	-	-	24

(a) All Other includes:
- Parent's guarantee revenue received from affiliates, investment income, interest income and interest expense, and other nonallocated costs.
- Tax and interest expense adjustments related to our UK operations which were sold in 2004 and 2002.
- Forward natural gas contracts that were not sold with our natural gas pipeline and storage operations in 2004 and 2005. These contracts are financial derivatives which will gradually settle and completely expire in 2011.
- The 2008 cash settlement of a purchase power and sale agreement with TEM related to the Plaquemine Cogeneration Facility which was sold in 2006. The cash settlement of $255 million ($164 million, net of tax) is included in Net Income.

(b) Includes eliminations due to an intercompany capital lease which began in the first quarter of 2007.

(c) Gross Property Additions for All Other includes construction expenditures of $8 million and $4 million in 2008 and 2007, respectively, related to the acquisition of turbines by one of our nonregulated, wholly-owned subsidiaries. These turbines were refurbished and transferred to a generating facility within our Utility Operations segment in the fourth quarter of 2008. The transfer of these turbines resulted in the elimination of $37 million from All Other and the addition of $37 million to Utility Operations.

(d) Reconciling Adjustments for Total Assets primarily include the elimination of intercompany advances to affiliates and intercompany accounts receivable along with the elimination of AEP's investments in subsidiary companies.

(e) PSO and SWEPCo transferred certain existing ERCOT energy marketing contracts to AEP Energy Partners, Inc. (AEPEP) (Generation and Marketing segment) and entered into intercompany financial and physical purchase and sales agreements with AEPEP. As a result, we reported third-party net purchases or sales activity for these energy marketing contracts as Revenues from External Customers for the Utility Operations segment. This is offset by the Utility Operations segment's related net sales (purchases) for these contracts with AEPEP in Revenues from Other Operating Segments of $(5) million, $122 million and $406 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Generation and Marketing segment also reports these purchases or sales contracts with Utility Operations as Revenues from Other Operating Segments. These affiliated contracts between PSO and SWEPCo with AEPEP ended in December 2009.

10. DERIVATIVES AND HEDGING

OBJECTIVES FOR UTILIZATION OF DERIVATIVE INSTRUMENTS

We are exposed to certain market risks as a major power producer and marketer of wholesale electricity, coal and emission allowances. These risks include commodity price risk, interest rate risk, credit risk and to a lesser extent foreign currency exchange risk. These risks represent the risk of loss that may impact us due to changes in the underlying market prices or rates. We manage these risks using derivative instruments.

STRATEGIES FOR UTILIZATION OF DERIVATIVE INSTRUMENTS TO ACHIEVE OBJECTIVES

Our strategy surrounding the use of derivative instruments focuses on managing our risk exposures, future cash flows and creating value based on our open trading positions by utilizing both economic and formal hedging strategies. To accomplish our objectives, we primarily employ risk management contracts including physical forward purchase and sale contracts, financial forward purchase and sale contracts and financial swap instruments. Not all risk management contracts meet the definition of a derivative under the accounting guidance for "Derivatives and Hedging." Derivative risk management contracts elected normal under the normal purchases and normal sales scope exception are not subject to the requirements of this accounting guidance.

We enter into electricity, coal, natural gas, interest rate and to a lesser degree heating oil, gasoline, emission allowance and other commodity contracts to manage the risk associated with our energy business. We enter into interest rate derivative contracts in order to manage the interest rate exposure associated with our commodity portfolio. For disclosure purposes, such risks are grouped as "Commodity," as they are related to energy risk management activities. We also engage in risk management of interest rate risk associated with debt financing and foreign currency risk associated with future purchase obligations denominated in foreign currencies. For disclosure purposes, these risks are grouped as "Interest Rate and Foreign Currency." The amount of risk taken is determined by the Commercial Operations and Finance groups in accordance with our established risk management policies as approved by the Finance Committee of AEP's Board of Directors.

The following table represents the gross notional volume of our outstanding derivative contracts as of December 31, 2009:

Notional Volume of Derivative Instruments
December 31, 2009

Primary Risk Exposure	Volume	Unit of Measure
	(in millions)	
Commodity:		
Power	589	MWHs
Coal	60	Tons
Natural Gas	127	MMBtus
Heating Oil and Gasoline	6	Gallons
Interest Rate	$ 216	USD
Interest Rate and Foreign Currency	$ 83	USD

Fair Value Hedging Strategies

At certain times, we enter into interest rate derivative transactions in order to manage existing fixed interest rate risk exposure. These interest rate derivative transactions effectively modify our exposure to interest rate risk by converting a portion of our fixed-rate debt to a floating rate.

Cash Flow Hedging Strategies

We enter into and designate as cash flow hedges certain derivative transactions for the purchase and sale of electricity, coal, heating oil and natural gas ("Commodity") in order to manage the variable price risk related to the forecasted purchase and sale of these commodities. We monitor the potential impacts of commodity price changes and, where appropriate, enter into derivative transactions to protect profit margins for a portion of future electricity sales and fuel or energy purchases. We do not hedge all commodity price risk.

Our vehicle fleet and barge operations are exposed to gasoline and diesel fuel price volatility. We enter into financial gasoline and heating oil derivative contracts in order to mitigate price risk of our future fuel purchases. We do not hedge all of our fuel price risk. For disclosure purposes, these contracts are included with other hedging activity as "Commodity." We do not hedge all variable price risk exposure related to commodities.

We enter into a variety of interest rate derivative transactions in order to manage interest rate risk exposure. Some interest rate derivative transactions effectively modify our exposure to interest rate risk by converting a portion of our floating-rate debt to a fixed rate. We also enter into interest rate derivative contracts to manage interest rate exposure related to anticipated borrowings of fixed-rate debt. Our anticipated fixed-rate debt offerings have a high probability of occurrence as the proceeds will be used to fund existing debt maturities and projected capital expenditures. We do not hedge all interest rate exposure.

At times, we are exposed to foreign currency exchange rate risks primarily when we purchase certain fixed assets from foreign suppliers. In accordance with our risk management policy, we may enter into foreign currency derivative transactions to protect against the risk of increased cash outflows resulting from a foreign currency's appreciation against the dollar. We do not hedge all foreign currency exposure.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND THE IMPACT ON OUR FINANCIAL STATEMENTS

The accounting guidance for "Derivatives and Hedging" requires recognition of all qualifying derivative instruments as either assets or liabilities in the balance sheet at fair value. The fair values of derivative instruments accounted for using MTM accounting or hedge accounting are based on exchange prices and broker quotes. If a quoted market price is not available, the estimate of fair value is based on the best information available including valuation models that estimate future energy prices based on existing market and broker quotes, supply and demand market data and assumptions. In order to determine the relevant fair values of our derivative instruments, we also apply valuation adjustments for discounting, liquidity and credit quality.

Credit risk is the risk that a counterparty will fail to perform on the contract or fail to pay amounts due. Liquidity risk represents the risk that imperfections in the market will cause the price to vary from estimated fair value based upon prevailing market supply and demand conditions. Since energy markets are imperfect and volatile, there are inherent risks related to the underlying assumptions in models used to fair value risk management contracts. Unforeseen events may cause reasonable price curves to differ from actual price curves throughout a contract's term and at the time a contract settles. Consequently, there could be significant adverse or favorable effects on future net income and cash flows if market prices are not consistent with our estimates of current market consensus for forward prices in the current period. This is particularly true for longer term contracts. Cash flows may vary based on market conditions, margin requirements and the timing of settlement of our risk management contracts.

According to the accounting guidance for "Derivatives and Hedging," we reflect the fair values of our derivative instruments subject to netting agreements with the same counterparty net of related cash collateral. For certain risk management contracts, we are required to post or receive cash collateral based on third party contractual agreements and risk profiles. For the December 31, 2009 and 2008 balance sheets, we netted $12 million and $11 million, respectively, of cash collateral received from third parties against short-term and long-term risk management assets and $98 million and $43 million, respectively, of cash collateral paid to third parties against short-term and long-term risk management liabilities.

The following table represents the gross fair value impact of our derivative activity on our Consolidated Balance Sheet as of December 31, 2009:

Fair Value of Derivative Instruments
December 31, 2009

Balance Sheet Location	Risk Management Contracts Commodity (a)	Hedging Contracts Commodity (a)	Interest Rate and Foreign Currency (a)	Other (a) (b)	Total
		(in millions)			
Current Risk Management Assets	$ 1,078	$ 13	$ -	$ (831)	$ 260
Long-term Risk Management Assets	614	-	-	(271)	343
Total Assets	1,692	13	-	(1,102)	603
Current Risk Management Liabilities	997	17	3	(897)	120
Long-term Risk Management Liabilities	442	-	2	(316)	128
Total Liabilities	1,439	17	5	(1,213)	248
Total MTM Derivative Contract Net Assets (Liabilities)	$ 253	$ (4)	$ (5)	$ 111	$ 355

(a) Derivative instruments within these categories are reported gross. These instruments are subject to master netting agreements and are presented on the Consolidated Balance Sheet on a net basis in accordance with the accounting guidance for "Derivatives and Hedging."

(b) Amounts represent counterparty netting of risk management and hedging contracts, associated cash collateral in accordance with the accounting guidance for "Derivatives and Hedging" and dedesignated risk management contracts.

The table below presents our activity of derivative risk management contracts for the year ended December 31, 2009:

Amount of Gain (Loss) Recognized on
Risk Management Contracts

Location of Gain (Loss)	Year Ended December 31, 2009
	(in millions)
Utility Operations Revenue	$ 144
Other Revenue	19
Regulatory Assets (a)	(1)
Regulatory Liabilities (a)	113
Total Gain on Risk Management Contracts	$ 275

(a) Represents realized and unrealized gains and losses subject to regulatory accounting treatment recorded as either current or non-current within the balance sheet.

Certain qualifying derivative instruments have been designated as normal purchase or normal sale contracts, as provided in the accounting guidance for "Derivatives and Hedging." Derivative contracts that have been designated as normal purchases or normal sales under that accounting guidance are not subject to MTM accounting treatment and are recognized on the Consolidated Statements of Income on an accrual basis.

Our accounting for the changes in the fair value of a derivative instrument depends on whether it qualifies for and has been designated as part of a hedging relationship and further, on the type of hedging relationship. Depending on the exposure, we designate a hedging instrument as a fair value hedge or a cash flow hedge.

For contracts that have not been designated as part of a hedging relationship, the accounting for changes in fair value depends on whether the derivative instrument is held for trading purposes. Unrealized and realized gains and losses on derivative instruments held for trading purposes are included in Revenues on a net basis on the Consolidated Statements of Income. Unrealized and realized gains and losses on derivative instruments not held for trading purposes are included in Revenues or Expenses on the Consolidated Statements of Income depending on the relevant facts and circumstances. However, unrealized and some realized gains and losses in regulated jurisdictions for both trading and non-trading derivative instruments are recorded as regulatory assets (for losses) or regulatory liabilities (for gains) in accordance with the accounting guidance for "Regulated Operations."

Accounting for Fair Value Hedging Strategies

For fair value hedges (i.e. hedging the exposure to changes in the fair value of an asset, liability or an identified portion thereof attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item associated with the hedged risk impacts Net Income during the period of change.

We record realized gains or losses on interest rate swaps that qualify for fair value hedge accounting treatment and any offsetting changes in the fair value of the debt being hedged, in Interest Expense on our Consolidated Statements of Income. During 2008 and 2007, we designated interest rate derivatives as fair value hedges. During 2009, we did not employ any fair value hedging strategies.

Accounting for Cash Flow Hedging Strategies

For cash flow hedges (i.e. hedging the exposure to variability in expected future cash flows attributable to a particular risk), we initially report the effective portion of the gain or loss on the derivative instrument as a component of Accumulated Other Comprehensive Income (Loss) on our Consolidated Balance Sheets until the period the hedged item affects Net Income. We recognize any hedge ineffectiveness in Net Income immediately during the period of change, except in regulated jurisdictions where hedge ineffectiveness is recorded as a regulatory asset (for losses) or a regulatory liability (for gains).

Realized gains and losses on derivative contracts for the purchase and sale of electricity, coal, heating oil and natural gas designated as cash flow hedges are included in Revenues, Fuel and Other Consumables Used for Electric Generation or Purchased Electricity for Resale on our Consolidated Statements of Income, or in Regulatory Assets or Regulatory Liabilities on our Consolidated Balance Sheet, depending on the specific nature of the risk being hedged. During 2009, 2008 and 2007, we designated commodity derivatives as cash flow hedges.

Beginning in 2009, we executed financial heating oil and gasoline derivative contracts to hedge the price risk of our diesel fuel and gasoline purchases. We reclassify gains and losses on financial fuel derivative contracts designated as cash flow hedges from Accumulated Other Comprehensive Income (Loss) on our Consolidated Balance Sheets into Other Operation expense, Maintenance expense or Depreciation and Amortization expense, as it relates to capital projects, on our Consolidated Statements of Income.

We reclassify gains and losses on interest rate derivative hedges related to our debt financings from Accumulated Other Comprehensive Income (Loss) into Interest Expense in those periods in which hedged interest payments occur. During 2009, 2008 and 2007, we designated interest rate derivatives as cash flow hedges.

The accumulated gains or losses related to our foreign currency hedges are reclassified from Accumulated Other Comprehensive Income (Loss) on our Consolidated Balance Sheets into Depreciation and Amortization expense on our Consolidated Statements of Income over the depreciable lives of the fixed assets designated as the hedged items in qualifying foreign currency hedging relationships. During 2009, 2008 and 2007, we designated foreign currency derivatives as cash flow hedges.

During 2009, we recognized a $6 million gain in Interest Expense related to hedge ineffectiveness on interest rate derivatives designated in cash flow hedge strategies. During 2009, 2008 and 2007 hedge ineffectiveness was immaterial or nonexistent for all other hedge strategies disclosed above.

The following tables provide details on designated, effective cash flow hedges included in AOCI on our Consolidated Balance Sheets and the reasons for changes in cash flow hedges for the year ended December 31, 2009. All amounts in the following table are presented net of related income taxes.

Total Accumulated Other Comprehensive Income (Loss) Activity for Cash Flow Hedges
For the Year Ended December 31, 2009

	Commodity	Interest Rate and Foreign Currency	Total
	(in millions)		
Beginning Balance in AOCI as of January 1, 2009	$ 7	$ (29)	$ (22)
Changes in Fair Value Recognized in AOCI	(6)	11	5
Amount of (Gain) or Loss Reclassified from AOCI to Income Statement/within Balance Sheet:			
Utility Operations Revenue	(15)	-	(15)
Other Revenue	(15)	-	(15)
Purchased Electricity for Resale	29	-	29
Interest Expense	-	5	5
Regulatory Assets (a)	5	-	5
Regulatory Liabilities (a)	(7)	-	(7)
Ending Balance in AOCI as of December 31, 2009	$ (2)	$ (13)	$ (15)

(a) Represents realized and unrealized gains and losses subject to regulatory accounting treatment recorded as either current or non-current within the balance sheet.

During 2008 and 2007, we reclassified $7 million of gains and $15 million of losses, respectively, from AOCI to net income.

Cash flow hedges included in Accumulated Other Comprehensive Income (Loss) on our Consolidated Balance Sheet at December 31, 2009 were:

Impact of Cash Flow Hedges on our Consolidated Balance Sheet
December 31, 2009

	Commodity	Interest Rate and Foreign Currency	Total
	(in millions)		
Hedging Assets (a)	$ 8	$ -	$ 8
Hedging Liabilities (a)	(12)	(5)	(17)
AOCI Loss Net of Tax	(2)	(13)	(15)
Portion Expected to be Reclassified to Net Income During the Next Twelve Months	(2)	(4)	(6)

(a) Hedging Assets and Hedging Liabilities are included in Risk Management Assets and Liabilities on our Consolidated Balance Sheet.

The actual amounts that we reclassify from Accumulated Other Comprehensive Income (Loss) to Net Income can differ from the estimate above due to market price changes. As of December 31, 2009, the maximum length of time that we are hedging (with contracts subject to the accounting guidance for "Derivatives and Hedging") our exposure to variability in future cash flows related to forecasted transactions is 48 months.

Credit Risk

We limit credit risk in our wholesale marketing and trading activities by assessing the creditworthiness of potential counterparties before entering into transactions with them and continuing to evaluate their creditworthiness on an ongoing basis. We use Moody's, S&P and current market-based qualitative and quantitative data to assess the financial health of counterparties on an ongoing basis. If an external rating is not available, an internal rating is generated utilizing a quantitative tool developed by Moody's to estimate probability of default that corresponds to an implied external agency credit rating.

We use standardized master agreements which may include collateral requirements. These master agreements facilitate the netting of cash flows associated with a single counterparty. Cash, letters of credit and parental/affiliate guarantees may be obtained as security from counterparties in order to mitigate credit risk. The collateral agreements require a counterparty to post cash or letters of credit in the event an exposure exceeds our established threshold. The threshold represents an unsecured credit limit which may be supported by a parental/affiliate guaranty, as determined in accordance with our credit policy. In addition, collateral agreements allow for termination and liquidation of all positions in the event of a failure or inability to post collateral.

Collateral Triggering Events

Under a limited number of derivative and non-derivative counterparty contracts primarily related to our pre-2002 risk management activities and under the tariffs of the RTOs and Independent System Operators (ISOs), we are obligated to post an amount of collateral if our credit ratings decline below investment grade. The amount of collateral required fluctuates based on market prices and our total exposure. On an ongoing basis, our risk management organization assesses the appropriateness of these collateral triggering items in contracts. We believe that a downgrade below investment grade is unlikely. As of December 31, 2009, the aggregate value of such derivative contracts was $10 million and we were not required to post any cash collateral. We would have been required to post $34 million of collateral for all derivative and non-derivative contracts at December 31, 2009 if our credit ratings had declined below investment grade of which $29 million was attributable to our RTO and ISO activities.

In addition, a majority of our non-exchange traded commodity contracts contain cross-default provisions that, if triggered, would permit the counterparty to declare a default and require settlement of the outstanding payable. These cross-default provisions could be triggered if there was a non-performance event under borrowed debt in excess of $50 million. On an ongoing basis, our risk management organization assesses the appropriateness of these cross-default provisions in our contracts. As of December 31, 2009, the fair value of derivative liabilities subject to cross-default provisions totaled $567 million prior to consideration of contractual netting arrangements. This exposure has been reduced by cash collateral posted of $15 million. We believe that a non-performance event under these provisions is unlikely. If a cross-default provision would have been triggered, a settlement of up to $199 million would be required after considering our contractual netting arrangements.

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements of Long-term Debt

The fair values of Long-term Debt are based on quoted market prices, without credit enhancements, for the same or similar issues and the current interest rates offered for instruments with similar maturities. These instruments are not marked-to-market. The estimates presented are not necessarily indicative of the amounts that we could realize in a current market exchange.

The book values and fair values of Long-term Debt at December 31, 2009 and 2008 are summarized in the following table:

	December 31,			
	2009		2008	
	Book Value	Fair Value	Book Value	Fair Value
	(in millions)			
Long-term Debt	$ 17,498	$ 18,479	$ 15,983	$ 15,113

Fair Value Measurements of Other Temporary Investments

Other Temporary Investments include marketable securities that we intend to hold for less than one year, investments by our protected cell of EIS and funds held by trustees primarily for the payment of debt. See "Other Temporary Investments" section of Note 1.

The following is a summary of Other Temporary Investments:

	December 31,							
	2009				2008			
Other Temporary Investments	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in millions)							
Cash (a)	$ 223	$ -	$ -	$ 223	$ 243	$ -	$ -	$ 243
Debt Securities	102	-	-	102	56	-	-	56
Equity Securities	19	19	-	38	27	11	10	28
Total Other Temporary Investments	$ 344	$ 19	$ -	$ 363	$ 326	$ 11	$ 10	$ 327

(a) Primarily represents amounts held for the payment of debt.

The following table provides the activity for our debt and equity securities within Other Temporary Investments for the years ended December 31, 2009, 2008 and 2007:

Years Ended December 31,	Proceeds From Investment Sales	Purchases of Investments	Gross Realized Gains on Investment Sales	Gross Realized Losses on Investment Sales
	(in millions)			
2009	$ 35	$ 82	$ -	$ -
2008	1,185	1,118	-	-
2007	10,517	10,309	16	-

In June 2009, we recorded $9 million ($6 million, net of tax) of other-than-temporary impairments of Other Temporary Investments for equity investments of our protected cell of EIS. At December 31, 2009, we had no Other Temporary Investments with an unrealized loss position. At December 31, 2008, the fair value of corporate equity securities with an unrealized loss position was $17 million and we had no investments in a continuous unrealized loss position for more than twelve months. At December 31, 2009, the fair value of debt securities are primarily debt based mutual funds with short and intermediate maturities and variable rate demand notes.

Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal

I&M records securities held in trust funds for decommissioning nuclear facilities and for the disposal of SNF at fair value. I&M classifies securities in the trust funds as available-for-sale due to their long-term purpose. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether the investor has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment, among other things, is based on whether the investor has the ability and intent to hold the investment to recover its value. Other-than-temporary impairments for investments in both debt and equity securities are considered realized losses as a result of securities being managed by an external investment management firm. The external investment management firm makes specific investment decisions regarding the equity and debt investments held in these trusts and generally intends to sell debt securities in an unrealized loss position as part of a tax optimization strategy. I&M records unrealized gains and other-than-temporary impairments from securities in these trust funds as adjustments to the regulatory liability account for the nuclear decommissioning trust funds and to regulatory assets or liabilities for the SNF disposal trust funds in accordance with their treatment in rates. The gains, losses or other-than-temporary impairments shown below did not affect earnings or AOCI. The trust assets are recorded by jurisdiction and may not be used for another jurisdictions' liabilities. Regulatory approval is required to withdraw decommissioning funds.

The following is a summary of nuclear trust fund investments at December 31, 2009 and December 31, 2008:

	December 31, 2009			December 31, 2008		
	Estimated Fair Value	Gross Unrealized Gains	Other-Than-Temporary Impairments	Estimated Fair Value	Gross Unrealized Gains	Other-Than-Temporary Impairments
	(in millions)					
Cash	$ 14	$ -	$ -	$ 18	$ -	$ -
Debt Securities:						
United States Government	401	13	(4)	295	32	-
Corporate Debt	57	5	(2)	52	6	(4)
State and Local Government	369	8	1	426	14	1
Subtotal Debt Securities	827	26	(5)	773	52	(3)
Equity Securities	551	234	(119)	469	89	(82)
Spent Nuclear Fuel and Decommissioning Trusts	$ 1,392	$ 260	$ (124)	$ 1,260	$ 141	$ (85)

The following table provides the securities activity within the decommissioning and SNF trusts for the years ended December 31, 2009, 2008 and 2007:

Years Ended December 31,	Proceeds From Investment Sales	Purchases of Investments	Gross Realized Gains on Investment Sales	Gross Realized Losses on Investment Sales
	(in millions)			
2009	$ 713	$ 771	$ 28	$ 1
2008	732	804	33	7
2007	696	777	15	5

The adjusted cost of debt securities was $801 million and $721 million as of December 31, 2009 and 2008, respectively.

The fair value of debt securities held in the nuclear trust funds, summarized by contractual maturities, at December 31, 2009 was as follows:

	Fair Value of Debt Securities
	(in millions)
Within 1 year	$ 19
1 year – 5 years	254
5 years – 10 years	279
After 10 years	275
Total	$ 827

Fair Value Measurements of Financial Assets and Liabilities

For a discussion of fair value accounting and the classification of assets and liabilities within the fair value hierarchy, see the "Fair Value Measurements of Assets and Liabilities" section of Note 1.

The following tables set forth, by level within the fair value hierarchy, our financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008. As required by the accounting guidance for "Fair Value Measurements and Disclosures," financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. There have not been any significant changes in AEP's valuation techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in millions)		
Cash and Cash Equivalents (a)	$ 427	$ -	$ -	$ 63	$ 490
Other Temporary Investments					
Cash and Cash Equivalents (a)	198	-	-	25	223
Debt Securities (c)	57	45	-	-	102
Equity Securities (d)	38	-	-	-	38
Total Other Temporary Investments	293	45	-	25	363
Risk Management Assets					
Risk Management Contracts (e) (i)	8	1,609	72	(1,119)	570
Cash Flow Hedges (e)	1	11	-	(4)	8
Dedesignated Risk Management Contracts (f)	-	-	-	25	25
Total Risk Management Assets	9	1,620	72	(1,098)	603
Spent Nuclear Fuel and Decommissioning Trusts					
Cash and Cash Equivalents (g)	-	3	-	11	14
Debt Securities: (h)					
United States Government	-	401	-	-	401
Corporate Debt	-	57	-	-	57
State and Local Government	-	369	-	-	369
Subtotal Debt Securities	-	827	-	-	827
Equity Securities (d)	551	-	-	-	551
Total Spent Nuclear Fuel and Decommissioning Trusts	551	830	-	11	1,392
Total Assets	$ 1,280	$ 2,495	$ 72	$ (999)	$ 2,848
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (e) (i)	$ 11	$ 1,415	$ 10	$ (1,205)	$ 231
Cash Flow Hedges (e)	-	21	-	(4)	17
Total Risk Management Liabilities	$ 11	$ 1,436	$ 10	$ (1,209)	$ 248

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

	Level 1	Level 2	Level 3	Other	Total
Assets:		(in millions)			
Cash and Cash Equivalents					
Cash and Cash Equivalents (a)	$ 304	$ -	$ -	$ 60	$ 364
Debt Securities (b)	-	47	-	-	47
Total Cash and Cash Equivalents	304	47	-	60	411
Other Temporary Investments					
Cash and Cash Equivalents (a)	217	-	-	26	243
Debt Securities (c)	56	-	-	-	56
Equity Securities (d)	28	-	-	-	28
Total Other Temporary Investments	301	-	-	26	327
Risk Management Assets					
Risk Management Contracts (e) (j)	61	2,413	86	(2,022)	538
Cash Flow Hedges (e)	6	32	-	(4)	34
Dedesignated Risk Management Contracts (f)	-	-	-	39	39
Total Risk Management Assets	67	2,445	86	(1,987)	611
Spent Nuclear Fuel and Decommissioning Trusts					
Cash and Cash Equivalents (g)	-	6	-	12	18
Debt Securities: (h)					
United States Government	-	295	-	-	295
Corporate Debt	-	52	-	-	52
State and Local Government	-	426	-	-	426
Subtotal Debt Securities	-	773	-	-	773
Equity Securities (d)	469	-	-	-	469
Total Spent Nuclear Fuel and Decommissioning Trusts	469	779	-	12	1,260
Total Assets	$ 1,141	$ 3,271	$ 86	$ (1,889)	$ 2,609
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (e) (j)	$ 77	$ 2,213	$ 37	$ (2,054)	$ 273
Cash Flow Hedges (e)	1	34	-	(4)	31
Total Risk Management Liabilities	$ 78	$ 2,247	$ 37	$ (2,058)	$ 304

(a)   Amounts in "Other" column primarily represent cash deposits in bank accounts with financial institutions or with third parties. Level 1 amounts primarily represent investments in money market funds.

(b)   Amount represents commercial paper investments with maturities of less than ninety days.

(c)   Amounts represent debt-based mutual funds.

(d)   Amounts represent publicly traded equity securities and equity-based mutual funds.

(e)   Amounts in "Other" column primarily represent counterparty netting of risk management and hedging contracts and associated cash collateral under the accounting guidance for "Derivatives and Hedging."

(f)   "Dedesignated Risk Management Contracts" are contracts that were originally MTM but were subsequently elected as normal under the accounting guidance for "Derivatives and Hedging." At the time of the normal election, the MTM value was frozen and no longer fair valued. This MTM value will be amortized into Utility Operations Revenues over the remaining life of the contracts.

(g)   Amounts in "Other" column primarily represent accrued interest receivables from financial institutions. Level 2 amounts primarily represent investments in money market funds.

(h)   Amounts represent corporate, municipal and treasury bonds.

(i)   The December 31, 2009 maturity of the net fair value of risk management contracts prior to cash collateral, assets/(liabilities), is as follows: Level 1 matures ($1) million in 2010, ($1) million in periods 2011-2013 and ($1) million in periods 2014-2015; Level 2 matures $65 million in 2010, $84 million in periods 2011-2013, $22 million in periods 2014-2015 and $23 million in periods 2016-2028; Level 3 matures $17 million in 2010, $16 million in periods 2011-2013, $8 million in periods 2014-2015 and $21 million in periods 2016-2028.

(j)   The December 31, 2008 maturity of the net fair value of risk management contracts prior to cash collateral, assets/(liabilities), is as follows: Level 1 matures ($16) million in 2009; Level 2 matures $78 million in 2009, $94 million in periods 2010-2012, $25 million in periods 2013-2014 and $3 million in periods 2015-2017; Level 3 matures $25 million in 2009, $10 million in periods 2010-2012, $7 million in periods 2013-2014 and $7 million in periods 2015-2017.

The following tables set forth a reconciliation of changes in the fair value of net trading derivatives and other investments classified as Level 3 in the fair value hierarchy:

Year Ended December 31, 2009	Net Risk Management Assets (Liabilities)	Other Temporary Investments	Investments in Debt Securities
	(in millions)		
Balance as of January 1, 2009	$ 49	$ -	$ -
Realized Gain (Loss) Included in Net Income (or Changes in Net Assets) (a) (b)	(4)	-	-
Unrealized Gain (Loss) Included in Net Income (or Changes in Net Assets) Relating to Assets Still Held at the Reporting Date (a)	44	-	-
Realized and Unrealized Gains (Losses) Included in Other Comprehensive Income	-	-	-
Purchases, Issuances and Settlements (c)	(17)	-	-
Transfers in and/or out of Level 3 (d)	(25)	-	-
Changes in Fair Value Allocated to Regulated Jurisdictions (e)	15	-	-
Balance as of December 31, 2009	$ 62	$ -	$ -

Year Ended December 31, 2008	Net Risk Management Assets (Liabilities)	Other Temporary Investments	Investments in Debt Securities
	(in millions)		
Balance as of January 1, 2008	$ 49	$ -	$ -
Realized Gain (Loss) Included in Net Income (or Changes in Net Assets) (a) (b)	-	-	-
Unrealized Gain (Loss) Included in Net Income (or Changes in Net Assets) Relating to Assets Still Held at the Reporting Date (a)	12	-	-
Realized and Unrealized Gains (Losses) Included in Other Comprehensive Income	-	-	-
Purchases, Issuances and Settlements (c)	-	(118)	(17)
Transfers in and/or out of Level 3 (d)	(36)	118	17
Changes in Fair Value Allocated to Regulated Jurisdictions (e)	24	-	-
Balance as of December 31, 2008	$ 49	$ -	$ -

(a) Included in revenues on our Consolidated Statements of Income.
(b) Represents the change in fair value between the beginning of the reporting period and the settlement of the risk management commodity contract.
(c) Represents the settlement of securities or risk management commodity contracts for the reporting period.
(d) Represents existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as Level 3 for which the lowest significant input became observable during the period.
(e) Relates to the net gains (losses) of those contracts that are not reflected on the Consolidated Statements of Income. These net gains (losses) are recorded as regulatory liabilities/assets.

12. INCOME TAXES

The details of our consolidated income taxes before discontinued operations and extraordinary loss as reported are as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
	(in millions)		
Federal:			
Current	$ (575)	$ 164	$ 464
Deferred	1,171	456	35
Total Federal	596	620	499
State and Local:			
Current	(76)	(1)	1
Deferred	55	22	16
Total State and Local	(21)	21	17
International:			
Current	-	1	-
Deferred	-	-	-
Total International	-	1	-
Total Income Tax Expense Before Discontinued Operations and Extraordinary Loss	$ 575	$ 642	$ 516

The following is a reconciliation of our consolidated difference between the amount of federal income taxes computed by multiplying book income before income taxes by the federal statutory tax rate and the amount of income taxes reported.

	Years Ended December 31,					
	2009		2008		2007	
	(in millions)					
Net Income	$	1,365	$	1,388	$	1,098
Discontinued Operations (Net of Income Tax of $(10) million and $(18) million in 2008 and 2007, respectively)		-		(12)		(24)
Extraordinary Loss (Net of Income Tax of $3 million and $39 million in 2009 and 2007, respectively)		5		-		79
Income Before Discontinued Operations and Extraordinary Loss		1,370		1,376		1,153
Income Tax Expense Before Discontinued Operations and Extraordinary Loss		575		642		516
Pretax Income	$	1,945	$	2,018	$	1,669
Income Taxes on Pretax Income at Statutory Rate (35%)	$	681	$	706	$	584
Increase (Decrease) in Income Taxes resulting from the following items:						
Depreciation		31		23		29
Investment Tax Credits, Net		(19)		(19)		(24)
Energy Production Credits		(15)		(20)		(18)
State Income Taxes		(14)		13		11
Removal Costs		(19)		(21)		(21)
AFUDC		(36)		(24)		(18)
Medicare Subsidy		(11)		(12)		(12)
Tax Reserve Adjustments		(6)		2		(8)
Other		(17)		(6)		(7)
Total Income Tax Expense Before Discontinued Operations and Extraordinary Loss	$	575	$	642	$	516
Effective Income Tax Rate		29.6%		31.8%		30.9%

The following table shows elements of the net deferred tax liability and significant temporary differences:

	December 31,			
	2009		2008	
	(in millions)			
Deferred Tax Assets	$	2,493	$	2,632
Deferred Tax Liabilities		(9,065)		(7,750)
Net Deferred Tax Liabilities	$	(6,572)	$	(5,118)
Property-Related Temporary Differences	$	(4,714)	$	(3,718)
Amounts Due from Customers for Future Federal Income Taxes		(229)		(218)
Deferred State Income Taxes		(523)		(362)
Securitized Transition Assets		(712)		(776)
Regulatory Assets		(862)		(871)
Accrued Pensions		335		284
Deferred Income Taxes on Other Comprehensive Loss		203		240
Accrued Nuclear Decommissioning		(356)		(277)
Deferred Fuel		(230)		(76)
All Other, Net		516		656
Net Deferred Tax Liabilities	$	(6,572)	$	(5,118)

We, along with our subsidiaries, file a consolidated federal income tax return. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies allocates the benefit of current tax losses to the AEP System companies giving rise to such losses in determining their current tax expense. The tax benefit of the Parent is allocated to our subsidiaries with taxable income. With the exception of the loss of the Parent, the method of allocation reflects a separate return result for each company in the consolidated group.

We are no longer subject to U.S. federal examination for years before 2001. We have completed the exam for the years 2001 through 2006 and have issues that we are pursuing at the appeals level. The years 2007 and 2008 are currently under examination. Although the outcome of tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made for potential liabilities resulting from such matters. In addition, we accrue interest on these uncertain tax positions. We are not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on net income.

We, along with our subsidiaries, file income tax returns in various state, local and foreign jurisdictions. These taxing authorities routinely examine our tax returns and we are currently under examination in several state and local jurisdictions. We believe that we have filed tax returns with positions that may be challenged by these tax authorities. However, management believes that the ultimate resolution of these audits will not materially impact net income. With few exceptions, we are no longer subject to state, local or non-U.S. income tax examinations by tax authorities for years before 2000.

We sustained federal, state and local net income tax operating losses in 2009 driven primarily by bonus depreciation, a change in tax accounting method related to units of property and other book versus tax temporary differences. As a result, we accrued current federal, state and local income tax benefits in 2009. We expect to realize the federal cash flow benefits in 2010 as there is sufficient capacity in prior periods to carry the net operating loss back. The preponderance of our state and local jurisdictions do not provide for a net operating loss carry back, however we anticipate future taxable income will be sufficient to realize the tax benefit. As such, we determined that a valuation allowance is unnecessary.

We recognize interest accruals related to uncertain tax positions in interest income or expense as applicable, and penalties in Other Operation in accordance with the accounting guidance for "Income Taxes."

The following table shows amounts reported for interest expense, interest income and reversal of prior period interest expense:

	Years Ended December 31,					
	2009		2008		2007	
	(in millions)					
Interest Expense	$	1	$	10	$	2
Interest Income		5		21		5
Reversal of Prior Period Interest Expense		5		13		17

The following table shows balances for amounts accrued for the receipt of interest and the payment of interest and penalties:

	December 31,			
	2009		2008	
	(in millions)			
Accrual for Receipt of Interest	$	30	$	33
Accrual for Payment of Interest and Penalties		18		26

The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
	(in millions)		
Balance at January 1,	$ 237	$ 222	$ 175
Increase - Tax Positions Taken During a Prior Period	56	41	75
Decrease - Tax Positions Taken During a Prior Period	(65)	(45)	(43)
Increase - Tax Positions Taken During the Current Year	16	27	20
Decrease - Tax Positions Taken During the Current Year	-	(5)	-
Increase - Settlements with Taxing Authorities	1	3	2
Decrease - Lapse of the Applicable Statute of Limitations	(8)	(6)	(7)
Balance at December 31,	$ 237	$ 237	$ 222

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $137 million. We believe there will be no significant net increase or decrease in unrecognized tax benefits within 12 months of the reporting date.

Federal Tax Legislation

Under the Energy Tax Incentives Act of 2005, we filed applications with the United States Department of Energy and the IRS in 2008 for the West Virginia IGCC project and in July 2008 the IRS allocated the project $134 million in credits. In September 2008, we entered into a memorandum of understanding with the IRS concerning the requirements of claiming the credits. We have until July 2010 to meet certain minimum requirements under the agreement with the IRS or the credits will be forfeited.

Several tax bills and other legislation with tax-related sections were enacted in 2007 and 2008, including the Tax Technical Corrections Act of 2007, the Tax Increase Prevention Act of 2007, the Energy Independence and Security Act of 2007 and the Emergency Economic Stabilization Act of 2008. These tax law changes enacted in 2007 and 2008 did not materially affect our net income, cash flows or financial condition.

The Economic Stimulus Act of 2008 provided enhanced expensing provisions for certain assets placed in service in 2008 and a 50% bonus depreciation provision similar to the one in effect in 2003 through 2004 for assets placed in service in 2008. The enacted provisions did not have a material impact on net income or financial condition, but provided a cash flow benefit of approximately $200 million in 2008.

The American Recovery and Reinvestment Tax Act of 2009 provided for several new grant programs and expanded tax credits and an extension of the 50% bonus depreciation provision enacted in the Economic Stimulus Act of 2008. The enacted provisions did not have a material impact on net income or financial condition. However, the bonus depreciation contributed to the 2009 federal net operating tax loss and will result in a future cash flow benefit.

State Tax Legislation

Under Ohio House Bill 66, in 2005, the Ohio companies established a regulatory liability for $57 million pending rate-making treatment in Ohio. For those companies in which state income taxes flow through for rate-making purposes, regulatory assets associated with the deferred state income tax liabilities were reduced by $22 million. In November 2006, the PUCO ordered that the $57 million be amortized to income as an offset to power supply contract losses incurred by CSPCo and OPCo for sales to Ormet and as of December 31, 2008, the $57 million regulatory liability was fully amortized.

The Ohio legislation also imposed a new commercial activity tax at a fully phased-in rate of 0.26% on all Ohio gross receipts. The tax is being phased-in over a five-year period that began July 1, 2005 at 23% of the full 0.26% rate. As a result of this tax, expenses of approximately $11 million, $9 million and $6 million were recorded in 2009, 2008 and 2007, respectively, in Taxes Other Than Income Taxes.

Michigan Senate Bill 0094 (MBT Act), effective January 1, 2008, provided a comprehensive restructuring of Michigan's principal business tax. The law replaced the Michigan Single Business Tax. The MBT Act is composed of a new tax which is calculated based upon two components: (a) a business income tax (BIT) imposed at a rate of 4.95% and (b) a modified gross receipts tax (GRT) imposed at a rate of 0.80%, which will collectively be referred to as the BIT/GRT tax calculation. The law also includes significant credits for engaging in Michigan-based activity.

In September 2007, House Bill 5198 amended the MBT Act to provide for a new deduction on the BIT and GRT tax returns equal to the book-tax basis differences triggered as a result of the enactment of the MBT Act. This state-only temporary difference will be deducted over a 15-year period on the MBT Act tax returns starting in 2015. We have evaluated the impact of the MBT Act and the application of the MBT Act will not materially affect our net income, cash flows or financial condition.

In March 2008, legislation was signed providing for, among other things, a reduction in the West Virginia corporate income tax rate from 8.75% to 8.5% beginning in 2009. The corporate income tax rate could also be reduced to 7.75% in 2012 and 7% in 2013 contingent upon the state government achieving certain minimum levels of shortfall reserve funds. We have evaluated the impact of the law change and the application of the law change will not materially impact our net income, cash flows or financial condition.

13. LEASES

Leases of property, plant and equipment are for periods up to 60 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

Lease rentals for both operating and capital leases are generally charged to Other Operation and Maintenance expense in accordance with rate-making treatment for regulated operations. Capital leases for nonregulated property are accounted for as if the assets were owned and financed. The components of rental costs are as follows:

| | Years Ended December 31, | | |
Lease Rental Costs	2009	2008	2007
	(in millions)		
Net Lease Expense on Operating Leases	$ 354	$ 368	$ 364
Amortization of Capital Leases	83	97	68
Interest on Capital Leases	13	16	20
Total Lease Rental Costs	$ 450	$ 481	$ 452

The following table shows the property, plant and equipment under capital leases and related obligations recorded on our Consolidated Balance Sheets. Capital lease obligations are included in Other Current Liabilities and Deferred Credits and Other Noncurrent Liabilities on our Consolidated Balance Sheets.

| | December 31, | |
	2009	2008
	(in millions)	
Property, Plant and Equipment Under Capital Leases		
Production	$ 75	$ 70
Distribution	-	15
Other Property, Plant and Equipment	379	443
Construction Work in Progress	-	-
Total Property, Plant and Equipment Under Capital Leases	454	528
Accumulated Amortization	139	205
Net Property, Plant and Equipment Under Capital Leases	$ 315	$ 323
Obligations Under Capital Leases		
Noncurrent Liability	$ 244	$ 226
Liability Due Within One Year	73	99
Total Obligations Under Capital Leases	$ 317	$ 325

Future minimum lease payments consisted of the following at December 31, 2009:

Future Minimum Lease Payments	Capital Leases		Noncancelable Operating Leases
		(in millions)	
2010	$	85	$ 334
2011		77	382
2012		39	264
2013		32	237
2014		26	225
Later Years		147	1,538
Total Future Minimum Lease Payments	$	406	$ 2,980
Less Estimated Interest Element		89	
Estimated Present Value of Future Minimum Lease Payments	$	317	

Master Lease Agreements

We lease certain equipment under master lease agreements. GE Capital Commercial Inc. (GE) notified us in November 2008 that they elected to terminate our Master Leasing Agreements in accordance with the termination rights specified within the contract. In 2011, we will be required to purchase all equipment under the lease and pay GE an amount equal to the unamortized value of all equipment then leased. As a result, the unamortized value of this equipment is reflected in our future minimum lease payments for 2011 ($148 million). In December 2008 and 2009, we signed new master lease agreements that include lease terms of up to 10 years.

For equipment under the GE master lease agreements that expire in 2011, the lessor is guaranteed receipt of up to 87% of the unamortized balance of the equipment at the end of the lease term. If the fair market value of the leased equipment is below the unamortized balance at the end of the lease term, we are committed to pay the difference between the fair market value and the unamortized balance, with the total guarantee not to exceed 87% of the unamortized balance. Under the new master lease agreements, the lessor is guaranteed a residual value up to a stated percentage of either the unamortized balance or the equipment cost at the end of the lease term. If the actual fair market value of the leased equipment is below the guaranteed residual value at the end of the lease term, we are committed to pay the difference between the actual fair market value and the residual value guarantee. At December 31, 2009, the maximum potential loss for these lease agreements was approximately $19 million assuming the fair value of the equipment is zero at the end of the lease term. Historically, at the end of the lease term the fair market value has been in excess of the unamortized balance.

Rockport Lease

AEGCo and I&M entered into a sale-and-leaseback transaction in 1989 with Wilmington Trust Company (Owner Trustee), an unrelated, unconsolidated trustee for Rockport Plant Unit 2 (the Plant). The Owner Trustee was capitalized with equity from six owner participants with no relationship to AEP or any of its subsidiaries and debt from a syndicate of banks and securities in a private placement to certain institutional investors.

The gain from the sale was deferred and is being amortized over the term of the lease, which expires in 2022. The Owner Trustee owns the Plant and leases it to AEGCo and I&M. The lease is accounted for as an operating lease with the payment obligations included in the future minimum lease payments schedule earlier in this note. The lease term is for 33 years with potential renewal options. At the end of the lease term, AEGCo and I&M have the option to renew the lease or the Owner Trustee can sell the Plant. Neither AEGCo, I&M nor AEP has an ownership interest in the Owner Trustee and do not guarantee its debt. The future minimum lease payments for this sale-and-leaseback transaction as of December 31, 2009 are as follows:

Future Minimum Lease Payments	AEGCo	I&M
	(in millions)	
2010	$ 74	$ 74
2011	74	74
2012	74	74
2013	74	74
2014	74	74
Later Years	590	590
Total Future Minimum Lease Payments	$ 960	$ 960

Railcar Lease

In June 2003, AEP Transportation LLC (AEP Transportation), a subsidiary of AEP, entered into an agreement with BTM Capital Corporation, as lessor, to lease 875 coal-transporting aluminum railcars. The lease is accounted for as an operating lease. In January 2008, AEP Transportation assigned the remaining 848 railcars under the original lease agreement to I&M (390 railcars) and SWEPCo (458 railcars). The assignment is accounted for as new operating leases for I&M and SWEPCo. The initial lease term was five years with three consecutive five-year renewal periods for a maximum lease term of twenty years. I&M and SWEPCo intend to renew these leases for the full lease term of twenty years, via the renewal options. The future minimum lease obligations are $19 million for I&M and $21 million for SWEPCo for the remaining railcars as of December 31, 2009. These obligations are included in the future minimum lease payments schedule earlier in this note.

Under the lease agreement, the lessor is guaranteed that the sale proceeds under a return-and-sale option will equal at least a lessee obligation amount specified in the lease, which declines from approximately 84% under the current five year lease term to 77% at the end of the 20-year term of the projected fair market value of the equipment. I&M and SWEPCo have assumed the guarantee under the return-and-sale option. I&M's maximum potential loss related to the guarantee is approximately $12 million ($8 million, net of tax) and SWEPCo's is approximately $13 million ($9 million, net of tax) assuming the fair market value of the equipment is zero at the end of the current five-year lease term. However, we believe that the fair market value would produce a sufficient sales price to avoid any loss.

Sabine Dragline Lease

During 2009, Sabine, an entity consolidated in accordance with the accounting guidance for "Variable Interest Entities," entered into capital lease arrangements with a nonaffiliated company to finance the purchase of two electric draglines to be used for Sabine's mining operations totaling $47 million. The amounts included in the lease represented the aggregate fair market value of the existing equipment and a sale and leaseback transaction for additional dragline rebuild costs required to keep the dragline operational. In addition to the 2009 transactions, Sabine has one additional $53 million dragline completed in 2008 that was financed under a capital lease. These capital lease assets are included in Other Property, Plant and Equipment on our December 31, 2009 and 2008 Consolidated Balance Sheets. The short-term and long-term capital lease obligations are included in Other Current Liabilities and Deferred Credits and Other Noncurrent Liabilities on our December 31, 2009 and 2008 Consolidated Balance Sheets. The future payment obligations are included in our future minimum lease payments schedule earlier in this note.

I&M Nuclear Fuel Lease

In December 2007, I&M entered into a sale-and-leaseback transaction with Citicorp Leasing, Inc. (CLI), an unrelated, unconsolidated, wholly-owned subsidiary of Citibank, N.A. to lease nuclear fuel for I&M's Cook Plant. In December 2007, I&M sold a portion of its unamortized nuclear fuel inventory to CLI at cost for $85 million. The lease has a variable rate based on one month LIBOR and is accounted for as a capital lease with lease terms up to 60 months. The future payment obligations of $29 million are included in our future minimum lease payments schedule earlier in this note. The net capital lease asset is included in Other Property, Plant and Equipment and the short-term and long-term capital lease obligations are included in Other Current Liabilities and Deferred Credits and Other Noncurrent Liabilities, respectively, on our December 31, 2009 and 2008 Consolidated Balance Sheets. The future minimum lease payments for this sale-and-leaseback transaction as of December 31, 2009 are as follows, based on estimated fuel burn:

Future Minimum Lease Payments	(in millions)
2010	$ 21
2011	4
2012	4
Total Future Minimum Lease Payments	$ 29

14. FINANCING ACTIVITIES

AEP Common Stock

In April 2009, we issued 69 million shares of common stock at $24.50 per share for net proceeds of $1.64 billion, which were primarily used to repay cash drawn under our credit facilities in the second quarter of 2009.

We issued 21 thousand, 68 thousand and 2.4 million shares of common stock in connection with our stock option plan during 2009, 2008 and 2007, respectively.

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2009, 2008 and 2007:

Shares of AEP Common Stock	Issued	Held in Treasury
Balance, January 1, 2007	418,174,728	21,499,992
Issued	3,751,968	-
Balance, December 31, 2007	421,926,696	21,499,992
Issued	4,394,552	-
Treasury Stock Contributed to AEP Foundation	-	(1,250,000)
Balance, December 31, 2008	426,321,248	20,249,992
Issued	72,012,017	-
Treasury Stock Acquired	-	28,866
Balance, December 31, 2009	498,333,265	20,278,858

Preferred Stock

Information about the components of preferred stock of our subsidiaries is as follows:

	Call Price Per Share (a)	**December 31, 2009 Shares Authorized (b)**	**Shares Outstanding (c)**	**Amount (in millions)**
Not Subject to Mandatory Redemption:				
4.00% - 5.00%	$102-$110	1,525,903	606,627	$ 61

	Call Price Per Share (a)	**December 31, 2008 Shares Authorized (b)**	**Shares Outstanding (c)**	**Amount (in millions)**
Not Subject to Mandatory Redemption:				
4.00% - 5.00%	$102-$110	1,525,903	606,878	$ 61

(a) At the option of the subsidiary, the shares may be redeemed at the call price plus accrued dividends. The involuntary liquidation preference is $100 per share for all outstanding shares. If the subsidiary defaults on preferred stock dividend payments for a period of one year or longer, preferred stock holders are entitled, voting separately as one class, to elect the number of directors necessary to constitute a majority of the full board of directors of the subsidiary.

(b) As of December 31, 2009 and 2008, our subsidiaries had 14,488,294 and 14,488,045 shares of $100 par value preferred stock, respectively, 22,200,000 shares of $25 par value preferred stock and 7,822,482 and 7,822,480 shares of no par value preferred stock, respectively, that were authorized but unissued.

(c) The number of shares of preferred stock redeemed was 251 shares in 2009. There were no shares of preferred stock redeemed in 2008 and the number of shares of preferred stock redeemed was 166 shares in 2007.

Long-term Debt

Type of Debt and Maturity	Weighted Average Interest Rate December 31, 2009	Interest Rate Ranges at December 31, 2009	Interest Rate Ranges at December 31, 2008	Outstanding at December 31, 2009	Outstanding at December 31, 2008
				(in millions)	
Senior Unsecured Notes					
2009-2014	4.76%	0.464%-6.375%	4.3875%-6.60%	$ 3,440	$ 3,790
2015-2021	5.97%	4.90%-7.95%	4.90%-6.45%	4,838	3,223
2029-2039	6.41%	5.625%-8.13%	5.625%-7.00%	4,138	4,056
Pollution Control Bonds (a)					
2010-2014 (b)	4.76%	0.22%-7.125%	1.10%-7.125%	800	606
2017-2025	4.16%	0.23%-6.05%	0.75%-6.05%	595	595
2026-2042	3.29%	0.20%-6.30%	0.85%-13.00%	764	745
Notes Payable (c)					
2009-2026	6.50%	4.47%-8.03%	4.47%-7.49%	326	233
Securitization Bonds					
2010-2020	5.35%	4.98%-6.25%	4.98%-6.25%	1,995	2,132
Junior Subordinated Debentures					
2063	8.75%	8.75%	8.75%	315	315
Spent Nuclear Fuel Obligation (d)				265	264
Other Long-term Debt (e)					
2011-2059	1.63%	1.25%-13.718%	3.20125%-13.718%	88	88
Unamortized Discount (net)				(66)	(64)
Total Long-term Debt Outstanding				17,498	15,983
Less Portion Due Within One Year				1,741	447
Long-term Portion				$ 15,757	$ 15,536

(a) For certain series of pollution control bonds, interest rates are subject to periodic adjustment. Certain series may be purchased on demand at periodic interest adjustment dates. Letters of credit from banks, standby bond purchase agreements and insurance policies support certain series.

(b) Certain pollution control bonds are subject to mandatory redemption earlier than the maturity date. Consequently, these bonds have been classified for maturity and repayment purposes based on the mandatory redemption date.

(c) Notes payable represent outstanding promissory notes issued under term loan agreements and revolving credit agreements with a number of banks and other financial institutions. At expiration, all notes then issued and outstanding are due and payable. Interest rates are both fixed and variable. Variable rates generally relate to specified short-term interest rates.

(d) Spent nuclear fuel obligation consists of a liability along with accrued interest for disposal of spent nuclear fuel (see "SNF Disposal" section of Note 6).

(e) Other long-term debt consists of an $85 million 3-year credit agreement issued by AEGCo in 2008 to be used for working capital and other general corporate purposes, and a financing obligation under a sale and leaseback agreement.

Long-term debt outstanding at December 31, 2009 is payable as follows:

	2010	2011	2012	2013	2014	After 2014	Total
				(in millions)			
Principal Amount	$ 1,741	$ 841	$ 624	$ 1,313	$ 907	$ 12,138	$ 17,564
Unamortized Discount							(66)
Total Long-term Debt Outstanding at December 31, 2009							$ 17,498

In January 2010, TCC retired $54 million of 4.98% and $32 million of 5.56% Securitization Bonds due in 2010.

As of December 31, 2009, $54 million of our auction-rate tax-exempt long-term debt remained outstanding at a rate of 0.82% that resets every 35 days. The instruments under which the bonds are issued allow us to convert to other short-term variable-rate structures, term-put structures and fixed-rate structures.

In the third quarter of 2009, we reacquired $218 million of auction-rate debt related to JMG. In July 2009, we purchased the outstanding equity ownership of JMG for $28 million which enabled us to reacquire this debt. As of December 31, 2009, trustees held, on our behalf, $321 million of our reacquired auction-rate tax-exempt long-term debt, which includes the $218 million related to JMG.

Dividend Restrictions

The holders of our common stock are entitled to receive the dividends declared by our Board of Directors provided funds are legally available for such dividends. Our income derives from our common stock equity in the earnings of our utility subsidiaries. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of our utility subsidiaries to transfer funds to us in the form of dividends.

The Federal Power Act prohibits the utility subsidiaries from participating "in the making or paying of any dividends of such public utility from any funds properly included in capital account." The term "capital account" is not defined in the Federal Power Act or its regulations. Management understands "capital account" to mean the par value of the common stock multiplied by the number of shares outstanding. This restriction does not limit the ability of the utility subsidiaries to pay dividends out of retained earnings.

We have issued $315 million of Junior Subordinated Debentures. The debentures will mature on March 1, 2063, subject to extensions to no later than March 1, 2068. We have the option to defer interest payments on the debentures for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire our common stock. We do not anticipate any deferral of those interest payments in the foreseeable future.

Pursuant to the leverage restrictions in our credit agreements, as of December 31, 2009, none of our retained earnings were restricted for the purpose of the payment of dividends.

Lines of Credit and Short-term Debt

We use our commercial paper program to meet the short-term borrowing needs of our subsidiaries. The program is used to fund both a Utility Money Pool, which funds the utility subsidiaries, and a Nonutility Money Pool, which funds the majority of the nonutility subsidiaries. In addition, the program also funds, as direct borrowers, the short-term debt requirements of other subsidiaries that are not participants in either money pool for regulatory or operational reasons. As of December 31, 2009, we had credit facilities totaling $3 billion to support our commercial paper program (see "Credit Facilities" section below). The maximum amount of commercial paper outstanding during 2009 was $614 million and the weighted average interest rate of commercial paper outstanding during the year was 0.61%. Our outstanding short-term debt was as follows:

| | December 31, | | | |
| | 2009 | | 2008 | |
Type of Debt	Outstanding Amount	Interest Rate (a)	Outstanding Amount	Interest Rate (a)
	(in millions)		(in millions)	
Commercial Paper – AEP	$ 119	0.26%	$ -	-
Line of Credit – Sabine Mining Company (b)	7	2.06%	7	1.54%
Lines of Credit – AEP (d)	-	-	1,969	2.28%(c)
Total	$ 126		$ 1,976	

(a) Weighted average rate.
(b) Sabine Mining Company is a consolidated variable interest entity. This line of credit does not reduce available liquidity under AEP's credit facilities.
(c) Rate based on LIBOR.
(d) Paid primarily with proceeds from the April 2009 equity issuance.

Credit Facilities

As of December 31, 2009 we have credit facilities totaling $3 billion to support our commercial paper program. The facilities are structured as two $1.5 billion credit facilities of which $750 million may be issued under each credit facility as letters of credit.

We have a $627 million 3-year credit agreement. Under the facility, we may issue letters of credit. As of December 31, 2009, $477 million of letters of credit were issued by subsidiaries under the 3-year credit agreement to support variable rate Pollution Control Bonds. We had a $350 million 364-day credit agreement that expired in April 2009.

Sale of Receivables – AEP Credit

AEP Credit has a sale of receivables agreement with bank conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires from affiliated utility subsidiaries to the bank conduits and receives cash. This transaction constitutes a sale of receivables in accordance with the accounting guidance effective through 2009 for "Transfers and Servicing," allowing the receivables to be removed from AEP Credit's balance sheet and our Consolidated Balance Sheets and allowing AEP Credit to repay any debt obligations to the affiliated utility subsidiaries. Also, see "SFAS 166 'Accounting for Transfers of Financial Assets' " section of Note 2 for discussion of impact of new accounting guidance effective January 1, 2010 whereby such future transactions do not constitute a sale of receivables and will be accounted for as financing. We have no ownership interest in the bank conduits and are not required to consolidate these entities in accordance with GAAP. AEP Credit continues to service the receivables. We entered into this off-balance sheet transaction to allow AEP Credit to repay its outstanding debt obligations, continue to purchase our operating companies' receivables, and accelerate AEP Credit's cash collections.

In July 2009, we renewed and increased our sale of receivables agreement with AEP Credit. The sale of receivables agreement provides a commitment of $750 million from bank conduits to purchase receivables from AEP Credit. This agreement will expire in July 2010. We intend to extend or replace the sale of receivables agreement. The previous sale of receivables agreement provided a commitment of $700 million. As of December 31, 2009, AEP Credit had $631 million of these receivable sales outstanding. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivable less an allowance for anticipated uncollectible accounts.

AEP Credit purchases accounts receivable through purchase agreements with CSPCo, I&M, KGPCo, KPCo, OPCo, PSO, SWEPCo and a portion of APCo. Since APCo does not have regulatory authority to sell accounts receivable in all of its regulatory jurisdictions, only a portion of APCo's accounts receivable are sold to AEP Credit.

Comparative accounts receivable information for AEP Credit is as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
	($ in millions)		
Proceeds from Sale of Accounts Receivable	$ 7,043	$ 7,717	$ 6,970
Loss on Sale of Accounts Receivable	$ 3	$ 20	$ 33
Average Variable Discount Rate	0.57%	3.19%	5.39%

	December 31,	
	2009	**2008**
	(in millions)	
Accounts Receivable Retained Interest and Pledged as Collateral Less Uncollectible Accounts	$ 160	$ 118
Deferred Revenue from Servicing Accounts Receivable	1	1
Retained Interest if 10% Adverse Change in Uncollectible Accounts	158	116
Retained Interest if 20% Adverse Change in Uncollectible Accounts	156	114

Historical loss and delinquency amounts for the AEP System's customer accounts receivable managed portfolio is as follows:

	December 31,	
	2009	2008
	(in millions)	
Customer Accounts Receivable Retained	$ 492	$ 569
Accrued Unbilled Revenues Retained	503	449
Miscellaneous Accounts Receivable Retained	92	90
Allowance for Uncollectible Accounts Retained	(37)	(42)
Total Net Balance Sheet Accounts Receivable	1,050	1,066
Customer Accounts Receivable Securitized	631	650
Total Accounts Receivable Managed	$ 1,681	$ 1,716
Net Uncollectible Accounts Written Off	$ 33	$ 37

Customer accounts receivable retained and securitized for the electric operating companies are managed by AEP Credit. Miscellaneous accounts receivable have been fully retained and not securitized.

Delinquent customer accounts receivable for the electric utility affiliates that AEP Credit currently factors were $29 million and $22 million at December 31, 2009 and 2008, respectively. AEP Credit's delinquent customer accounts receivable represents accounts greater than 30 days past due.

Shown below are our reconciliations of accumulated provision for uncollectable accounts:

		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
		(in millions)			
Deducted from Assets:					
Accumulated Provision for Uncollectible Accounts:					
Year Ended December 31, 2009	$ 42	$ 32	$ (3)	$ 34	$ 37
Year Ended December 31, 2008	52	28	-	38	42
Year Ended December 31, 2007	30	46	1	25	52

(a) Recoveries on accounts previously written off and 2009 reclass to Long-term Liability.
(b) Uncollectible accounts written off.

15. STOCK-BASED COMPENSATION

As previously approved by shareholder vote, the Amended and Restated American Electric Power System Long-Term Incentive Plan (LTIP) authorizes the use of 19,200,000 shares of AEP common stock for various types of stock-based compensation awards, including stock options, to employees. A maximum of 9,000,000 shares may be used under this plan for full value share awards, which include performance units, restricted shares and restricted stock units. The Board of Directors and shareholders last approved the LTIP in 2005. The following sections provide further information regarding each type of stock-based compensation award granted by the Human Resources Committee of the Board of Directors (HR Committee).

Stock Options

We did not grant stock options in 2009, 2008 or 2007 but we do have outstanding stock options from grants in earlier periods that vested or were exercised in these years. The exercise price of all outstanding stock options equaled or exceeded the market price of AEP's common stock on the date of grant. All outstanding stock options were granted with a ten-year term and generally vested, subject to the participant's continued employment, in approximately equal 1/3 increments on January 1st of the year following the first, second and third anniversary of the grant date. We record compensation cost for stock options over the vesting period based on the fair value on the grant date. The LTIP does not specify a maximum contractual term for stock options.

The total fair value of stock options vested and the total intrinsic value of options exercised are as follows:

	Years Ended December 31,		
Stock Options	**2009**	**2008**	**2007**
	(in thousands)		
Fair Value of Stock Options Vested	$ 25	$ 25	$ 1,377
Intrinsic Value of Options Exercised (a)	106	655	29,389

(a) Intrinsic value is calculated as market price at exercise date less the option exercise price.

A summary of AEP stock option transactions during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
	(in thousands)		(in thousands)		(in thousands)	
Outstanding at January 1,	1,128	$ 32.73	1,196	$ 32.69	3,670	$ 34.41
Granted	-	N/A	-	N/A	-	N/A
Exercised/Converted	(21)	27.20	(68)	31.97	(2,454)	35.24
Forfeited/Expired	(18)	36.28	-	N/A	(20)	35.08
Outstanding at December 31,	1,089	32.78	1,128	32.73	1,196	32.69
Options Exercisable at December 31,	1,089	$ 32.78	1,125	$ 32.72	1,193	$ 32.68

The following table summarizes information about AEP stock options outstanding and exercisable at December 31, 2009.

2009 Range of Exercise Prices	Number of Options Outstanding and Exercisable	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in thousands)
$27.06-27.95	488	3.08	$ 27.39	$ 3,608
$30.76-38.65	456	1.90	34.10	600
$44.10-49.00	145	1.38	46.74	-
Total (a)	1,089	2.36	32.78	$ 4,208

We include the proceeds received from exercised stock options in common stock and paid-in capital.

Performance Units

Our performance units are equal in value to the market value of shares of AEP common stock. The number of performance units held is multiplied by the performance score to determine the actual number of performance units realized. The performance score is determined at the end of the performance period based on performance measures, which include both performance and market conditions, established for each grant at the beginning of the performance period by the HR Committee and can range from 0% to 200%. For the three-year performance and vesting period ending in 2009 and earlier performance periods, performance units are paid in cash or stock at the employee's election unless they are needed to satisfy a participant's stock ownership requirement. Starting with the three-year performance and vesting period ending in 2010 or later, performance units are paid in cash, unless they are needed to satisfy a participant's stock ownership requirement. In that case, the number of units needed to satisfy the participant's largest stock ownership requirement are mandatorily deferred as AEP Career Shares, a form of phantom stock units, until after the end of the participant's AEP career. AEP Career Shares have a value equivalent to the market value of shares of AEP common stock shares and are paid in cash after the participant's termination of employment. Amounts equivalent to cash dividends on both performance units and AEP Career Shares accrue as additional units. We recorded compensation cost for performance units over the three-year vesting period. The liability for both the performance units and AEP Career Shares, recorded in Employee Benefits and Pension

Obligations on our Consolidated Balance Sheets, is adjusted for changes in value. The fair value of performance unit awards is based on the estimated performance score and the current 20-day average closing price of AEP common stock at the date of valuation.

The HR Committee awarded performance units and reinvested dividends on outstanding performance units and AEP Career Shares for the years ended December 31, 2009, 2008 and 2007 as follows:

		Years Ended December 31,				
Performance Units		**2009**		**2008**		**2007**
Awarded Units (in thousands)		1,179		1,384		867
Weighted Average Unit Fair Value at Grant Date	$	34.32	$	30.11	$	47.64
Vesting Period (years)		3		3		3

		Years Ended December 31,				
Performance Units and AEP Career Shares **(Reinvested Dividends Portion)**		**2009**		**2008**		**2007**
Awarded Units (in thousands)		224		149		109
Weighted Average Grant Date Fair Value	$	28.82	$	37.21	$	45.93
Vesting Period (years)		(a)		(a)		(a)

(a) The vesting period for the reinvested dividends on performance units is equal to the remaining life of the related performance units. Dividends on AEP Career Shares vest immediately upon grant.

Performance scores and final awards are determined and certified by the HR Committee in accordance with the pre-established performance measures. The HR Committee has discretion to reduce or eliminate the value of final awards, but may not increase them. The performance scores for all open performance periods are dependent on two equally-weighted performance measures: three-year total shareholder return measured relative to the utility industry segment of the S&P 500 Index and three-year cumulative earnings per share measured relative to a board-approved target. The value of each performance unit earned equals the average closing price of AEP common stock for the last 20 business days of the performance period. The month subsequent to the vesting date, the HR Committee certifies the performance score.

The certified performance scores and units earned for the three-year period ended December 31, 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
Certified Performance Score	73.5%	120.3%	154.3%
Performance Units Earned	593,175	1,088,302	1,508,383
Performance Units Manditorily Deferred as AEP Career Shares	26,635	42,214	313,781
Performance Units Voluntarily Deferred into the Incentive Compensation Deferral Program	27,855	66,415	68,107
Performance Units to be Paid in Cash	538,685	979,673	1,126,495

The cash payouts for the years ended December 31, 2009, 2008 and 2007 were as follows:

		Years Ended December 31,				
		2009		**2008**		**2007**
		(in thousands)				
Cash Payouts for Performance Units	$	30,034	$	52,960	$	21,460
Cash Payouts for AEP Career Share Distributions		2,184		1,236		1,348

Restricted Shares and Restricted Stock Units

The independent members of the Board of Directors granted 300,000 restricted shares to the Chairman, President and CEO on January 2, 2004 upon the commencement of his AEP employment. Of these restricted shares, 50,000 vested on January 1, 2005, 50,000 vested on January 1, 2006 and 66,666 vested on November 30, 2009. The remaining restricted shares are subject to his continued employment, of which 66,666 shares vest on November 30, 2010 and 66,666 shares will vest on November 30, 2011. Compensation cost for restricted shares is measured at fair value on the grant date and recorded over the vesting period. Fair value is determined by multiplying the number of shares granted by the grant date market price of $30.76. The maximum term for these restricted shares is eight years. AEP has not granted other restricted shares. Dividends on these restricted shares are paid in cash.

The HR Committee also grants restricted stock units (RSUs), which generally vest, subject to the participant's continued employment, over at least three years in approximately equal annual increments on the anniversaries of the grant date. For awards granted prior to 2009, the additional RSUs granted as dividends vested on the last date associated with the underlying units. For awards granted in 2009 and later, the additional RSUs granted as dividends vested on the same date as the underlying RSUs on which the dividends were awarded. Compensation cost is measured at fair value on the grant date and recorded over the vesting period. Fair value is determined by multiplying the number of units granted by the grant date market price. The maximum contractual term of RSUs is six years from the grant date.

In 2006 and 2007, the HR Committee granted a combined 23,000 of RSUs with performance vesting conditions to certain employees who are integral to our project to design and build proposed IGCC power plants. These grants vested at various stages throughout the design and planning of the IGCC plants. In May 2009, the HR Committee cancelled the remaining outstanding IGCC RSU awards of 12,390 shares.

In 2009 and 2008, the HR Committee did not grant RSUs with performance vesting conditions.

The HR Committee awarded RSUs, including units awarded for dividends, for the years ended December 31, 2009, 2008 and 2007 as follows:

	Years Ended December 31,		
Restricted Stock Units	**2009**	**2008**	**2007**
Awarded Units (in thousands)	130	56	148
Weighted Average Grant Date Fair Value	$ 29.29	$ 41.69	$ 45.89

The total fair value and total intrinsic value of restricted shares and restricted stock units vested during the years ended December 31, 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
Restricted Shares and Restricted Stock Units	**2009**	**2008**	**2007**
	(in thousands)		
Fair Value of Restricted Shares and Restricted Stock Units Vested	$ 6,573	$ 2,619	$ 2,711
Intrinsic Value of Restricted Shares and Restricted Stock Units Vested (a)	5,445	2,534	3,646

(a) Intrinsic value is calculated as market price.

A summary of the status of our nonvested restricted shares and RSUs as of December 31, 2009 and changes during the year ended December 31, 2009 are as follows:

Nonvested Restricted Shares and Restricted Stock Units	Shares/Units	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested at January 1, 2009	443	$ 37.04
Granted	130	29.29
Vested	(179)	36.58
Forfeited	(28)	40.94
Nonvested at December 31, 2009	366	34.12

The total aggregate intrinsic value of nonvested restricted shares and RSUs as of December 31, 2009 was $12 million and the weighted average remaining contractual life was 1.86 years.

Other Stock-Based Plans

We also have a Stock Unit Accumulation Plan for Nonemployee Directors providing each nonemployee director with AEP stock units as a substantial portion of their quarterly compensation for their services as a director. Amounts equivalent to cash dividends on the stock units accrue as additional AEP stock units. The nonemployee directors vest immediately upon award of the stock units. Stock units are paid in cash upon termination of board service or up to 10 years later if the participant so elects. Cash payments for stock units are calculated based on the average closing price of AEP common stock for the 20 trading days immediately preceding the payment date.

We recorded the compensation cost for stock units when the units are awarded and adjusted the liability for changes in value based on the current 20-day average closing price of AEP common stock at the date of valuation.

We had no material cash payouts for stock unit distributions for the years ended December 31, 2009, 2008 and 2007.

The Board of Directors awarded stock units, including units awarded for dividends, for the years ended December 31, 2009, 2008 and 2007 as follows:

Stock Unit Accumulation Plan for Non-Employee Directors	Years Ended December 31,		
	2009	2008	2007
Awarded Units (in thousands)	56	43	28
Weighted Average Grant Date Fair Value	$ 29.56	$ 37.72	$ 46.46

Share-based Compensation Plans

Compensation cost and the actual tax benefit realized for the tax deductions from compensation cost for share-based payment arrangements recognized in income and total compensation cost capitalized in relation to the cost of an asset for the years ended December 31, 2009, 2008 and 2007 were as follows:

Share-based Compensation Plans	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
Compensation Cost for Share-based Payment Arrangements (a)	$ 31,165	$ (18,028) (b)	$ 72,004
Actual Tax Benefit Realized	10,908	(6,310) (b)	25,201
Total Compensation Cost Capitalized	5,956	(5,026) (b)	18,077

(a) Compensation cost for share-based payment arrangements is included in Other Operation and Maintenance on our Consolidated Statements of Income.
(b) In 2008, AEP's declining total shareholder return and lower stock price significantly reduced the accruals for performance units.

During the years ended December 31, 2009, 2008 and 2007, there were no significant modifications affecting any of our share-based payment arrangements.

As of December 31, 2009, there was $81 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the LTIP. Unrecognized compensation cost related to the performance units and AEP Career Shares will change as the fair value is adjusted each period and forfeitures for all award types are realized. Our unrecognized compensation cost will be recognized over a weighted-average period of 1.72 years.

Cash received from stock options exercised and actual tax benefit realized for the tax deductions from stock options exercised during the years ended December 31, 2009, 2008 and 2007 were as follows:

Share-based Compensation Plans	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
Cash Received from Stock Options Exercised	$ 567	$ 2,170	$ 86,527
Actual Tax Benefit Realized for the Tax Deductions from Stock Options Exercised	35	219	10,282

Our practice is to use authorized but unissued shares to fulfill share commitments for stock option exercises and RSU vesting. Although we do not currently anticipate any changes to this practice, we could use reacquired shares, shares acquired in the open market specifically for distribution under the LTIP or any combination thereof for this purpose. The number of new shares issued to fulfill vesting RSUs is generally reduced to offset AEP's tax withholding obligation.

16. PROPERTY, PLANT AND EQUIPMENT

Depreciation, Depletion and Amortization

We provide for depreciation of Property, Plant and Equipment, excluding coal-mining properties, on a straight-line basis over the estimated useful lives of property, generally using composite rates by functional class as follows:

2009	Regulated				Nonregulated			
Functional Class of Property	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate Ranges	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate Ranges	Depreciable Life Ranges
	(in millions)			(in years)	(in millions)			(in years)
Production	$ 13,047	$ 6,460	1.6 - 3.8%	9 - 132	$ 9,998	$ 3,479	1.9 - 3.3%	20 - 70
Transmission	8,315	2,478	1.4 - 2.7%	25 - 87	-	-	-	-
Distribution	13,549	3,421	2.4 - 3.9%	11 - 75	-	-	-	-
CWIP	2,866	(19)	N.M.	N.M.	165	6	N.M.	N.M.
Other	2,616	1,130	4.2 - 12.8%	5 - 55	1,128	385	N.M.	N.M.
Total	$ 40,393	$ 13,470			$ 11,291	$ 3,870		

2008	Regulated				Nonregulated			
Functional Class of Property	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate Ranges	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate Ranges	Depreciable Life Ranges
	(in millions)			(in years)	(in millions)			(in years)
Production	$ 11,650	$ 5,922	1.6 - 3.5%	9 - 132	$ 9,592	$ 3,634	2.6 - 5.1%	20 - 61
Transmission	7,938	2,371	1.4 - 2.7%	25 - 87	-	-	-	-
Distribution	12,816	3,191	2.4 - 3.9%	11 - 75	-	-	-	-
CWIP	2,770	(59)	N.M.	N.M.	1,203	3	N.M.	N.M.
Other	2,705	1,265	4.9 - 11.3%	5 - 55	1,036	396	N.M.	N.M.
Total	$ 37,879	$ 12,690			$ 11,831	$ 4,033		

2007	Regulated		Nonregulated	
Functional Class of Property	Annual Composite Depreciation Rate Ranges	Depreciable Life Ranges	Annual Composite Depreciation Rate Ranges	Depreciable Life Ranges
		(in years)		(in years)
Production	2.0 - 3.8%	9 - 132	2.0 - 5.1%	20 - 121
Transmission	1.3 - 3.0%	25 - 87	-	-
Distribution	3.0 - 3.9%	11 - 75	-	-
CWIP	N.M.	N.M.	N.M.	N.M.
Other	4.8 - 11.3%	5 - 55	N.M.	N.M.

N.M. = Not Meaningful

We provide for depreciation, depletion and amortization of coal-mining assets over each asset's estimated useful life or the estimated life of each mine, whichever is shorter, using the straight-line method for mining structures and equipment. We use either the straight-line method or the units-of-production method to amortize mine development costs and deplete coal rights based on estimated recoverable tonnages. We include these costs in the cost of coal charged to fuel expense. Prior to 2008, the lignite mine of DHLC was scheduled to be shut down in May 2011. In December 2007, the LPSC unanimously voted to extend the life of the lignite mine of DHLC through 2016. In December 2008, we received the final order. The average amortization rate for coal rights and mine development costs was $0.26 per ton in 2009 and 2008 and $0.66 per ton in 2007.

For rate-regulated operations, the composite depreciation rate generally includes a component for non-asset retirement obligation (non-ARO) removal costs, which is credited to Accumulated Depreciation and Amortization. Actual removal costs incurred are charged to Accumulated Depreciation and Amortization. Any excess of accrued non-ARO removal costs over actual removal costs incurred is reclassified from Accumulated Depreciation and Amortization and reflected as a regulatory liability. For nonregulated operations, non-ARO removal costs are expensed as incurred.

Asset Retirement Obligations (ARO)

We record ARO in accordance with the accounting guidance for "Asset Retirement and Environmental Obligations" for our legal obligations for asbestos removal and for the retirement of certain ash disposal facilities, wind farms and certain coal mining facilities, as well as for nuclear decommissioning of our Cook Plant. We have identified, but not recognized, ARO liabilities related to electric transmission and distribution assets, as a result of certain easements on property on which we have assets. Generally, such easements are perpetual and require only the retirement and removal of our assets upon the cessation of the property's use. We do not estimate the retirement for such easements because we plan to use our facilities indefinitely. The retirement obligation would only be recognized if and when we abandon or cease the use of specific easements, which is not expected.

The following is a reconciliation of the 2009 and 2008 aggregate carrying amounts of ARO:

	Carrying Amount of ARO (in millions)
ARO at December 31, 2007	$ 1,078
Accretion Expense	60
Liabilities Incurred	22
Liabilities Settled	(34)
Revisions in Cash Flow Estimates	32
ARO at December 31, 2008 (a)	1,158
Accretion Expense	73
Liabilities Incurred	47
Liabilities Settled	(24)
Revisions in Cash Flow Estimates	5
ARO at December 31, 2009 (b)	$ 1,259

(a) The current portion of our ARO, totaling $4 million, is included in Other Current Liabilities on our 2008 Consolidated Balance Sheet.

(b) The current portion of our ARO, totaling $5 million, is included in Other Current Liabilities on our 2009 Consolidated Balance Sheet.

As of December 31, 2009 and 2008, our ARO liability was $1.3 billion and $1.2 billion, respectively, and included $878 million and $891 million, respectively, for nuclear decommissioning of the Cook Plant. As of December 31, 2009 and 2008, the fair value of assets that are legally restricted for purposes of settling the nuclear decommissioning liabilities totaled $1.1 billion and $1 billion, respectively, and are recorded in Spent Nuclear Fuel and Decommissioning Trusts on our Consolidated Balance Sheets.

Allowance for Funds Used During Construction (AFUDC) and Interest Capitalization

Our amounts of allowance for borrowed, including interest capitalized, and equity funds used during construction is summarized in the following table:

	Years Ended December 31,		
	2009	**2008**	**2007**
	(in millions)		
Allowance for Equity Funds Used During Construction	$ 82	$ 45	$ 33
Allowance for Borrowed Funds Used During Construction	67	75	79

Jointly-owned Electric Facilities

We have electric facilities that are jointly-owned with nonaffiliated companies. We are obligated to pay a share of the costs of these jointly-owned facilities in the same proportion as our ownership interest. Our proportionate share of the operating costs associated with such facilities is included in our Consolidated Statements of Income and the investments and accumulated depreciation are reflected in our Consolidated Balance Sheets under Property, Plant and Equipment as follows:

	Fuel Type	Percent of Ownership	Company's Share at December 31, 2009		
			Utility Plant in Service	Construction Work in Progress (i)	Accumulated Depreciation
			(in millions)		
W.C. Beckjord Generating Station (Unit No. 6) (a)	Coal	12.5%	$ 19	$ -	$ 8
Conesville Generating Station (Unit No. 4) (b)	Coal	43.5%	301	4	45
J.M. Stuart Generating Station (c)	Coal	26.0%	499	15	153
Wm. H. Zimmer Generating Station (a)	Coal	25.4%	767	4	355
Dolet Hills Generating Station (Unit No. 1) (f)	Lignite	40.2%	255	4	188
Flint Creek Generating Station (Unit No. 1) (g)	Coal	50.0%	116	5	61
Pirkey Generating Station (Unit No. 1) (g)	Lignite	85.9%	497	8	350
Oklaunion Generating Station (Unit No. 1) (e)	Coal	70.3%	390	6	195
Turk Generating Plant (h)	Coal	73.33%	-	688	-
Transmission	N/A	(d)	70	1	47

	Fuel Type	Percent of Ownership	Company's Share at December 31, 2008		
			Utility Plant in Service	Construction Work in Progress (j)	Accumulated Depreciation
			(in millions)		
W.C. Beckjord Generating Station (Unit No. 6) (a)	Coal	12.5%	$ 18	$ 2	$ 8
Conesville Generating Station (Unit No. 4) (b)	Coal	43.5%	86	173	51
J.M. Stuart Generating Station (c)	Coal	26.0%	478	24	144
Wm. H. Zimmer Generating Station (a)	Coal	25.4%	762	4	344
Dolet Hills Generating Station (Unit No. 1) (f)	Lignite	40.2%	255	1	182
Flint Creek Generating Station (Unit No. 1) (g)	Coal	50.0%	103	10	62
Pirkey Generating Station (Unit No. 1) (g)	Lignite	85.9%	491	8	336
Oklaunion Generating Station (Unit No. 1) (e)	Coal	70.3%	383	7	192
Turk Generating Plant (h)	Coal	73.33%	-	510	-
Transmission	N/A	(d)	70	-	46

(a) Operated by Duke Energy Corporation, a nonaffiliated company.
(b) Operated by CSPCo.
(c) Operated by The Dayton Power & Light Company, a nonaffiliated company.
(d) Varying percentages of ownership.
(e) Operated by PSO and also jointly-owned (54.7%) by TNC.
(f) Operated by Cleco Corporation, a nonaffiliated company.
(g) Operated by SWEPCo.
(h) Turk Generating Plant is currently under construction with a projected commercial operation date of 2012. SWEPCo jointly owns the plant with Arkansas Electric Cooperative Corporation (11.67%), East Texas Electric Cooperative (8.33%) and Oklahoma Municipal Power Authority (6.67%). Through December 2009, construction costs totaling $206.3 million have been billed to the other owners.
(i) Primarily relates to construction of Turk Generating Plant.
(j) Primarily relates to construction of Turk Generating Plant and environmental upgrades including the installation of flue gas desulfurization projects at Conesville Generating Station and J.M. Stuart Generating Station.

N/A = Not Applicable

17. UNAUDITED QUARTERLY FINANCIAL INFORMATION

In our opinion, the unaudited quarterly information reflects all normal and recurring accruals and adjustments necessary for a fair presentation of our net income for interim periods. Quarterly results are not necessarily indicative of a full year's operations because of various factors. Our unaudited quarterly financial information is as follows:

	2009 Quarterly Periods Ended			
	March 31	June 30	September 30	December 31
	(in millions – except per share amounts)			
Revenues	$ 3,458	$ 3,202	$ 3,547	$ 3,282
Operating Income	750	682	858	481
Income Before Discontinued Operations and Extraordinary Loss	363	322	446	239
Extraordinary Loss, Net of Tax	-	(5)(a)	-	-
Net Income	363	317	446	239
Amounts Attributable to AEP Common Shareholders:				
Income Before Discontinued Operations and Extraordinary Loss	360	321	443	238
Extraordinary Loss, Net of Tax	-	(5)(a)	-	-
Net Income	360	316	443	238
Basic Earnings (Loss) per Share Attributable to AEP Common Shareholders:				
Earnings per Share Before Discontinued Operations and Extraordinary Loss (b)	0.89	0.68	0.93	0.49
Extraordinary Loss per Share	-	(0.01)	-	-
Earnings per Share (b)	0.89	0.67	0.93	0.49
Diluted Earnings (Loss) per Share Attributable to AEP Common Shareholders:				
Earnings per Share Before Discontinued Operations and Extraordinary Loss (b)	0.89	0.68	0.93	0.49
Extraordinary Loss per Share	-	(0.01)	-	-
Earnings per Share (b)	0.89	0.67	0.93	0.49

	2008 Quarterly Periods Ended			
	March 31	June 30	September 30	December 31
	(in millions – except per share amounts)			
Revenues	$ 3,467	$ 3,546	$ 4,191	$ 3,236 (e)
Operating Income	1,043 (c)(d)	586	737	421 (e)
Income Before Discontinued Operations and Extraordinary Loss	576 (c)(d)	281	376	143 (e)
Discontinued Operations, Net of Tax	-	1	-	11
Net Income	576 (c)(d)	282	376	154 (e)
Amounts Attributable to AEP Common Shareholders:				
Income Before Discontinued Operations and Extraordinary Loss	573 (c)(d)	280	374	141 (e)
Discontinued Operations, Net of Tax	-	1	-	11
Net Income	573 (c)(d)	281	374	152 (e)
Basic Earnings per Share Attributable to AEP Common Shareholders:				
Earnings per Share Before Discontinued Operations and Extraordinary Loss (b)	1.43	0.70	0.93	0.34
Discontinued Operations per Share	-	-	-	0.03
Earnings per Share (b)	1.43	0.70	0.93	0.37
Diluted Earnings per Share Attributable to AEP Common Shareholders:				
Earnings per Share Before Discontinued Operations and Extraordinary Loss (b)	1.43	0.70	0.93	0.34
Discontinued Operations per Share	-	-	-	0.03
Earnings per Share (b)	1.43	0.70	0.93	0.37

(a) See "SWEPCo Texas Restructuring" in "Extraordinary Items" section of Note 2 for discussion of the extraordinary loss recorded in the second quarter of 2009.
(b) Quarterly Earnings Per Share amounts are meant to be stand-alone calculations and are not always additive to full-year amount due to rounding.
(c) See "TEM Litigation" section of Note 6 for discussion of the settlement reached with TEM in January 2008.
(d) Includes the favorable effect of the first quarter 2008 deferral of Oklahoma ice storm expenses incurred in January and December 2007.
(e) See "Allocation of Off-system Sales Margins" section of Note 4 for discussion of the financial statement impact of the FERC's November 2008 order related to the SIA.

APPALACHIAN POWER COMPANY
AND SUBSIDIARIES

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands)

	2009	2008	2007	2006	2005
STATEMENTS OF INCOME DATA					
Total Revenues	$ 2,876,655	$ 2,889,156	$ 2,607,269	$ 2,394,028	$ 2,176,273
Operating Income	$ 372,525	$ 312,976	$ 320,826	$ 365,643	$ 283,388
Income Before Extraordinary Loss and Cumulative Effect of Accounting Changes	$ 155,814	$ 122,863	$ 133,499	$ 181,449	$ 135,832
Extraordinary Loss, Net of Tax	-	-	(78,763)(a)	-	-
Cumulative Effect of Accounting Changes, Net of Tax	-	-	-	-	(2,256)
Net Income	$ 155,814	$ 122,863	$ 54,736	$ 181,449	$ 133,576
BALANCE SHEETS DATA					
Property, Plant and Equipment	$ 9,800,213	$ 9,427,921	$ 8,738,446	$ 8,000,278	$ 7,176,961
Accumulated Depreciation and Amortization	2,751,443	2,675,784	2,591,833	2,476,290	2,524,855
Net Property, Plant and Equipment	$ 7,048,770	$ 6,752,137	$ 6,146,613	$ 5,523,988	$ 4,652,106
Total Assets	$ 9,796,413	$ 8,762,664	$ 7,621,684	$ 7,001,798	$ 6,201,600
Common Shareholder's Equity	$ 2,771,577	$ 2,376,591	$ 2,082,032	$ 2,036,174	$ 1,803,701
Cumulative Preferred Stock Not Subject to Mandatory Redemption	$ 17,752	$ 17,752	$ 17,752	$ 17,763	$ 17,784
Long-term Debt (b)	$ 3,477,306	$ 3,174,512	$ 2,847,299	$ 2,598,664	$ 2,151,378
Obligations Under Capital Leases (b)	$ 7,484	$ 9,313	$ 11,101	$ 11,859	$ 14,892

(a) Reflects a change in Virginia law for the reestablishment of regulatory assets and liabilities related to generation and supply operations in accordance with the accounting guidance for "Regulated Operations." See "Virginia Restructuring" in "Extraordinary Items" section of Note 2.

(b) Includes portion due within one year.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

As a public utility, APCo engages in the generation and purchase of electric power, and the subsequent sale, transmission and distribution of that power to 959,000 retail customers in its service territory in southwestern Virginia and southern West Virginia. APCo consolidates Cedar Coal Company, Central Appalachian Coal Company and Southern Appalachian Coal Company, its wholly-owned subsidiaries. As a member of the AEP Power Pool, APCo shares the revenues and the costs of the AEP Power Pool's sales to neighboring utilities and power marketers. APCo also sells power at wholesale to municipalities.

The cost of the AEP Power Pool's generating capacity is allocated among its members based on relative peak demands and generating reserves through the payment of capacity charges and the receipt of capacity revenues. The capacity reserve relationship of the AEP Power Pool members changes as generating assets are added, retired or sold and relative peak demand changes. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool. The AEP Power Pool calculates each member's prior twelve-month peak demand relative to the sum of the peak demands of all members as a basis for sharing revenues and costs. The result of this calculation is the MLR, which determines each member's percentage share of revenues and costs.

Under the SIA, AEPSC allocates physical and financial revenues and expenses from neighboring utilities, power marketers and other power and gas risk management activities based upon the location of such activity, with margins resulting from trading and marketing activities originating in PJM and MISO generally accruing to the benefit of the AEP East companies and trading and marketing activities originating in SPP and ERCOT generally accruing to the benefit of PSO and SWEPCo. Margins resulting from other transactions are allocated among the AEP East companies, PSO and SWEPCo in proportion to the marketing realization directly assigned to each zone for the current month plus the preceding eleven months.

AEPSC conducts power, gas, coal and emission allowance risk management activities on APCo's behalf. APCo shares in the revenues and expenses associated with these risk management activities, as described in the preceding paragraph, with the other AEP East companies, PSO and SWEPCo. Power and gas risk management activities are allocated based on the existing power pool agreement and the SIA. APCo shares in coal and emission allowance risk management activities based on its proportion of fossil fuels burned by the AEP System. Risk management activities primarily involve the purchase and sale of electricity under physical forward contracts at fixed and variable prices and to a lesser extent gas, coal and emission allowances. The electricity, gas, coal and emission allowance contracts include physical transactions, OTC options and financially-settled swaps and exchange-traded futures and options. AEPSC settles the majority of the physical forward contracts by entering into offsetting contracts.

To minimize the credit requirements and operating constraints when operating within PJM, the AEP East companies as well as KGPCo and WPCo, agreed to a netting of all payment obligations incurred by any of the AEP East companies against all balances due to the AEP East companies, and to hold PJM harmless from actions that any one or more AEP East companies may take with respect to PJM.

APCo is jointly and severally liable for activity conducted by AEPSC on behalf of the AEP East companies, PSO and SWEPCo related to purchase power and sale activity pursuant to the SIA.

RESULTS OF OPERATIONS

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Income Before Extraordinary Loss
(in millions)

Year Ended December 31, 2008		$ 123
Changes in Gross Margin:		
Retail Margins	128	
Off-system Sales	(27)	
Transmission Revenues	2	
Other	(2)	
Total Change in Gross Margin		101
Total Expenses and Other:		
Other Operation and Maintenance	(33)	
Depreciation and Amortization	(17)	
Taxes Other Than Income Taxes	9	
Carrying Costs Income	(25)	
Other Income	(7)	
Interest Expense	7	
Total Expenses and Other		(66)
Income Tax Expense		(2)
Year Ended December 31, 2009		$ 156

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $128 million primarily due to the following:
  - A $144 million increase in rate relief primarily due to the impact of the Virginia base rate orders issued in October 2008 and December 2009, subject to refund, and an increase in the recovery of construction financing costs in West Virginia.
  - A $53 million increase due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.
  - A $24 million increase due to new rates effective January 2009 for a power supply contract with KGPCo.
  These increases were partially offset by:
  - A $62 million decrease due to higher capacity settlement expenses under the Interconnection Agreement net of recovery in West Virginia and environmental deferrals in Virginia.
  - A $25 million decrease in industrial sales primarily due to suspended operations by APCo's largest customer, Century Aluminum.
- Margins from Off-system Sales decreased $27 million primarily due to lower physical sales volumes and lower margins as a result of lower market prices, partially offset by higher trading and marketing margins.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses increased $33 million primarily due to the following:
  - A $49 million increase in distribution expenses resulting from storm damage repairs in 2009 and an increase in reliability spending.
  - A $15 million increase resulting from steam maintenance expenses resulting primarily from a planned outage at the Amos Plant.

  These increases were partially offset by:
  - A $26 million decrease related to the establishment of a regulatory asset in 2009 for the deferral of transmission costs.
  - A $7 million decrease in employee benefit expenses.
- Depreciation and Amortization expenses increased $17 million primarily due to the following:
  - A $15 million increase in depreciation expense due to a greater depreciation base resulting from environmental upgrades at the Amos, Clinch River and Mountaineer Plants.
  - A $2 million increase in amortization of carrying charges and depreciation expense that are being collected through the Virginia E&R surcharges.
- Taxes Other Than Income Taxes decreased $9 million primarily due to a favorable franchise tax return adjustment recorded in 2009.
- Carrying Costs Income decreased $25 million due to completion of reliability deferrals in Virginia in December 2008 and a decrease of environmental deferrals in Virginia in 2009.
- Other Income decreased $7 million primarily due to higher interest income related to a tax refund in 2008 and other tax adjustments.
- Interest Expense decreased $7 million primarily due to the following:
  - A $24 million decrease in interest expense due to a refund on off-system sales margins in accordance with the FERC's order related to the SIA in 2008.

  This decrease was partially offset by:
  - A $20 million increase in interest expense resulting from long-term debt issuances in 2009.
- Income Tax Expense increased $2 million primarily due to an increase in pretax book income, partially offset by the regulatory accounting treatment of state income taxes and other book/tax differences which are accounted for on a flow-through basis.

Reconciliation of Year Ended December 31, 2007 to Year Ended December 31, 2008
Income Before Extraordinary Loss
(in millions)

Year Ended December 31, 2007		$ 133
Changes in Gross Margin:		
Retail Margins	98	
Off-system Sales	(52)	
Transmission Revenues	2	
Other	(3)	
Total Change in Gross Margin		45
Total Expenses and Other:		
Other Operation and Maintenance	16	
Depreciation and Amortization	(59)	
Taxes Other Than Income Taxes	(10)	
Carrying Costs Income	18	
Other Income	6	
Interest Expense	(44)	
Total Expenses and Other		(73)
Income Tax Expense		18
Year Ended December 31, 2008		$ 123

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $98 million primarily due to the following:
  - A $99 million increase due to a provision for rate refund recorded in 2007.
  - A $52 million increase in the recovery of E&R costs in Virginia and construction financing costs in West Virginia.
  - An $18 million increase due to the impact of the Virginia base rate order issued in October 2008.
  - An $8 million increase in FERC formula rates.

  These increases were partially offset by:
  - A $53 million decrease due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.
  - A $25 million decrease due to higher capacity settlement expenses under the Interconnection Agreement net of recovery in West Virginia and environmental deferrals in Virginia.
- Margins from Off-system Sales decreased $52 million primarily due to an increase in sharing of off-system sales margins with customers resulting from a full year of sharing in Virginia in 2008 compared to one quarter of sharing in 2007.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $16 million primarily due to the following:
  - A $26 million decrease resulting from a settlement agreement in the third quarter of 2007 related to alleged violations of the NSR provisions of the CAA. The $26 million represents APCo's allocation of the settlement.
  - A $9 million decrease related to the establishment of a regulatory asset in the third quarter 2008 for Virginia's share of previously expended NSR settlement costs.
  - A $9 million decrease resulting from steam maintenance expenses resulting primarily from forced and planned outages at the Amos Plant in 2007.

  These decreases were partially offset by:
  - A $21 million increase in distribution expenses resulting from an increase in reliability spending and repairs from storm damage in 2008.
- Depreciation and Amortization expenses increased $59 million primarily due to the following:
  - A $27 million increase in amortization of carrying charges and depreciation expense that are being collected through the Virginia E&R surcharges.
  - A $22 million favorable adjustment made in the second quarter 2007 for APCo's Virginia base rate order.
  - A $9 million increase in depreciation expense due to a greater depreciation base resulting from distribution asset improvements.
- Taxes Other Than Income Taxes increased $10 million primarily due to an unfavorable franchise tax return adjustment recorded in 2008 and an increase in property and payroll taxes in 2008.
- Carrying Costs Income increased $18 million primarily due to carrying costs associated with the Virginia E&R case.
- Other Income increased $6 million primarily due to higher interest income related to a tax refund in 2008 and other tax adjustments.
- Interest Expense increased $44 million primarily due to the following:
  - A $32 million increase in interest expense resulting from long-term debt issuances in 2008.
  - A $24 million increase in interest expense related to the December 2008 provision for refund on off-system sales margins in accordance with the FERC's order related to the SIA.

  These increases were partially offset by:
  - A $7 million decrease in other interest expense primarily related to interest on the Virginia provision for refund recorded in the second quarter of 2007.
  - A $2 million increase in the debt component of AFUDC resulting from adjustments made in the second quarter of 2007 in accordance with the accounting guidance for "Regulated Operations."
- Income Tax Expense decreased $18 million primarily due to a decrease in pretax book income and the recording of state income tax adjustments.

FINANCIAL CONDITION

LIQUIDITY

APCo participates in the Utility Money Pool, which provides access to AEP's liquidity. APCo relies upon cash flows from operations and access to the Utility Money Pool to fund current operations and capital expenditures. See the "Combined Management's Discussion and Analysis of Registrant Subsidiaries" section beginning on page I-1 for additional discussion of liquidity.

Credit Ratings

APCo's credit ratings as of December 31, 2009 were as follows:

	Moody's	S&P	Fitch
Senior Unsecured Debt	Baa2	BBB	BBB

S&P has APCo on stable outlook. In February 2009, Moody's changed its rating outlook for APCo from negative to stable. In September 2009, Fitch changed its rating outlook for APCo from negative to stable. If APCo receives a downgrade from any of the rating agencies, its borrowing costs could increase and access to borrowed funds could be negatively affected.

CASH FLOW

Cash flows for 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
	2009	2008	2007
		(in thousands)	
Cash and Cash Equivalents at Beginning of Period	$ 1,996	$ 2,195	$ 2,318
Cash Flows from (Used for):			
Operating Activities	(29,267)	242,703	325,629
Investing Activities	(529,958)	(682,085)	(735,949)
Financing Activities	559,235	439,183	410,197
Net Increase (Decrease) in Cash and Cash Equivalents	10	(199)	(123)
Cash and Cash Equivalents at End of Period	$ 2,006	$ 1,996	$ 2,195

Operating Activities

Net Cash Flows Used for Operating Activities were $29 million in 2009. APCo produced Net Income of $156 million during the period and noncash expense items of $323 million for Deferred Income Taxes and $274 million for Depreciation and Amortization, partially offset by $23 million in Carrying Costs Income. The $323 million inflow for Deferred Income Taxes was primarily due to the American Recovery and Reinvestment Act of 2009 extending bonus depreciation provisions, a change in tax accounting method and an increase in tax versus book temporary differences from operations. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $221 million outflow from Fuel, Materials and Supplies was primarily due to an increase in coal inventory. The $172 million outflow from Accrued Taxes, Net was primarily due to an increase in accrued tax benefits resulting from a net income tax operating loss in 2009. The $41 million outflow from Accounts Payable was primarily due to APCo's provision for revenue refund which was paid to the AEP West companies as part of a FERC order on the SIA. The $194 million change in Fuel Over/Under-Recovery, Net resulted from a net under recovery of fuel cost in both Virginia and West Virginia.

Net Cash Flows from Operating Activities were $243 million in 2008. APCo produced Net Income of $123 million during the period and noncash expense items of $257 million for Depreciation and Amortization and $146 million for Deferred Income Taxes, partially offset by $48 million in Carrying Costs Income. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $138 million inflow from Accounts Payable included APCo's provision for revenue refund of $77 million to be paid to the AEP West companies as part of the FERC's recent order on the SIA. The $190 million change in Fuel Over/Under-Recovery, Net resulted from a net under recovery of fuel cost in both Virginia and West Virginia.

Net Cash Flows from Operating Activities were $326 million in 2007. APCo produced Net Income of $55 million during the period and noncash expense items of $197 million for Depreciation and Amortization, $79 million for Extraordinary Loss, Net of Tax and $49 million for Deferred Income Taxes, partially offset by $30 million in Carrying Costs Income. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital had no significant items in 2007.

Investing Activities

Net Cash Flows Used for Investing Activities during 2009, 2008 and 2007 primarily reflect APCo's construction expenditures of $544 million, $697 million and $746 million, respectively. Construction expenditures are primarily for projects to improve service reliability for transmission and distribution, as well as environmental upgrades. Environmental upgrades primarily include the installation of FGD equipment at the Amos and Mountaineer Plants.

Financing Activities

Net Cash Flows from Financing Activities were $559 million in 2009. APCo issued $350 million of Senior Unsecured Notes and $104 million of Pollution Control Bonds. APCo also received capital contributions from the Parent of $250 million. These increases were partially offset by the retirement of $150 million of Senior Unsecured Notes. In addition, APCo increased short-term borrowings from the Utility Money Pool by $35 million.

Net Cash Flows from Financing Activities were $439 million in 2008. APCo issued $500 million of Senior Unsecured Notes and $245 million of Pollution Control Bonds. APCo also received capital contributions from the Parent of $200 million. These increases were partially offset by the retirement of $213 million of Pollution Control Bonds and $200 million of Senior Unsecured Notes. In addition, APCo reduced short-term borrowings from the Utility Money Pool by $80 million.

Net Cash Flows from Financing Activities were $410 million in 2007. APCo issued $500 million of Senior Unsecured Notes and $75 million of Pollution Control Bonds. APCo increased short-term borrowings from the Utility Money Pool by $240 million. These increases were partially offset by the retirement of $325 million of Senior Unsecured Notes. In addition, APCo paid $44 million related to a long-term coal purchase contract amended in March 2006.

SUMMARY OBLIGATION INFORMATION

APCo's contractual cash obligations include amounts reported on APCo's Consolidated Balance Sheets and other obligations disclosed in the footnotes. The following table summarizes APCo's contractual cash obligations at December 31, 2009:

Payments Due by Period
(in millions)

Contractual Cash Obligations	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Advances from Affiliates (a)	$ 229.5	$ -	$ -	$ -	$ 229.5
Interest on Fixed Rate Portion of Long-term Debt (b)	194.5	355.0	319.8	2,437.6	3,306.9
Fixed Rate Portion of Long-term Debt (c)	300.0	500.0	70.1	2,401.8	3,271.9
Variable Rate Portion of Long-term Debt (d)	-	-	-	229.7	229.7
Capital Lease Obligations (e)	3.0	3.1	0.8	1.5	8.4
Noncancelable Operating Leases (e)	22.3	44.8	19.7	65.0	151.8
Fuel Purchase Contracts (f)	688.9	751.5	443.6	869.8	2,753.8
Energy and Capacity Purchase Contracts (g)	18.9	30.9	25.8	199.8	275.4
Construction Contracts for Capital Assets (h)	76.3	173.8	225.1	-	475.2
Total	$ 1,533.4	$ 1,859.1	$ 1,104.9	$ 6,205.2	$ 10,702.6

(a) Represents short-term borrowings from the Utility Money Pool.
(b) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2009 and do not reflect anticipated future refinancings, early redemptions or debt issuances.
(c) See "Long-term Debt" section of Note 14. Represents principal only excluding interest.
(d) See "Long-term Debt" section of Note 14. Represents principal only excluding interest. Variable rate debt had interest rates that ranged between 0.20% and 0.38% at December 31, 2009.
(e) See Note 13.
(f) Represents contractual obligations to purchase coal and other consumables as fuel for electric generation along with related transportation of the fuel.
(g) Represents contractual obligations for energy and capacity purchase contracts.
(h) Represents only capital assets that are contractual obligations. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

APCo's $14 million liability related to uncertainty in Income Taxes is not included above because APCo cannot reasonably estimate the cash flows by period.

AEP's pension funding requirements are not included in the above table. As of December 31, 2009, AEP expects to make contributions to the pension plans totaling $160 million in 2010. Estimated contributions of $286 million in 2011 and $296 million in 2012 may vary significantly based on market returns, changes in actuarial assumptions and other factors.

In addition to the amounts disclosed in the contractual cash obligations table above, APCo makes additional commitments in the normal course of business. APCo's commitments outstanding at December 31, 2009 under these agreements are summarized in the table below:

Amount of Commitment Expiration Per Period
(in millions)

Other Commercial Commitments	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Standby Letters of Credit (a)	$ 232.3	$ -	$ -	$ -	$ 232.3

(a) APCo enters into standby letters of credit (LOCs) with third parties. These LOCs cover items such as insurance programs, security deposits, debt service reserves and variable rate Pollution Control Bonds. All of these LOCs were issued in APCo's ordinary course of business. There is no collateral held in relation to any guarantees in excess of APCo's ownership percentages. In the event any LOC is drawn, there is no recourse to third parties. The maximum future payments of these LOCs are $232.3 million with maturities ranging from June 2010 to November 2010. See "Letters of Credit" section of Note 6.

REGULATORY ACTIVITY

Virginia Regulatory Activity

The Virginia SCC issued an order which provides for a $130 million annual fuel revenue increase effective August 2009 to recover deferred and projected fuel costs. The Virginia SCC also approved APCo's Transmission Rate Adjustment Clause effective December 2009 which will increase annual revenue by $22 million to provide for eligible transmission service costs billed by PJM.

In July 2009, APCo filed a generation and distribution base rate increase with the Virginia SCC of $154 million annually based on a 13.35% return on common equity. The new rates, subject to refund, became effective in December 2009. To date, intervenors have recommended annual revenue increases ranging from $63 million to $94 million. In February 2010, in response to customer concerns regarding higher electric bills, APCo, in working with service area legislators, proactively developed proposed legislation to suspend the collection of interim rates. The Governor of Virginia approved this legislation.

West Virginia Regulatory Activity

For APCo's Expanded Net Energy Cost (ENEC) filing, the WVPSC issued an order granting a $320 million increase effective October 2009 over a four-year phase-in period plus a fixed annual carrying cost rate of 4% to recover fuel, purchase power and other deferred and projected energy costs.

APCo provided notice to the WVPSC that it intends to file a base rate case, now planned for March 2010.

In a proceeding established by the WVPSC to explore options to meet WPCo's future power supply requirements, the WVPSC, in November 2009, issued an order approving a joint stipulation among APCo, WPCo, the WVPSC staff and the Consumer Advocate Division. The order approved the recommendation of the signatories to the stipulation that WPCo merge into APCo and be supplied from APCo's existing power resources. The order also indicated that it is in the best interests of West Virginia customers that the merger occurs as quickly as possible. Merger approvals from the WVPSC, Virginia SCC and the FERC are required. No merger approval filings have been made at this time.

SIGNIFICANT FACTORS

REGULATORY ISSUES

Mountaineer Carbon Capture and Storage Project

APCo and ALSTOM Power, Inc. (Alstom), an unrelated third party, jointly constructed a CO_2 capture validation facility, which was placed into service in September 2009. APCo also constructed and owns the necessary facilities to store the CO_2. In October 2009, APCo started injecting CO_2 into the underground storage facilities. APCo is in the process of requesting recovery of the project costs from the Virginia SCC and plans on seeking recovery of the project costs from the WVPSC. If APCo does not receive full recovery of the cost of this project, it could reduce future net income and cash flows.

In December 2009, APCo received approval for federal grant funding of $334 million for a new commercial scale project at the Mountaineer Plant to capture and store carbon for 235 MW of the plant's existing 1,300 MW of capacity by 2015. The cost of this proposed project is currently estimated to be $668 million, excluding Asset Retirement Obligations. APCo is currently seeking partners in this project to share the projected remaining costs.

LITIGATION AND ENVIRONMENTAL ISSUES

In the ordinary course of business, APCo is involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, management cannot state what the eventual outcome of these proceedings will be, or what the timing of the amount of any loss, fine or penalty may be. Management does, however, assess the probability of loss for such contingencies and accrue a liability for cases which have a probable likelihood of loss and the loss amount can be estimated. For details on regulatory proceedings and pending litigation, see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect APCo's net income, financial condition and cash flows.

See the "Significant Factors" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for additional discussion of relevant significant factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

See the "Critical Accounting Policies and Estimates" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the estimates and judgments required for regulatory accounting, revenue recognition, the valuation of long-lived assets and pension and other postretirement benefits.

See the "New Accounting Pronouncements" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the adoption and impact of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

See "Quantitative And Qualitative Disclosures About Risk Management Activities" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of risk management activities.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
REVENUES			
Electric Generation, Transmission and Distribution	$ 2,604,494	$ 2,542,222	$ 2,333,448
Sales to AEP Affiliates	263,389	328,735	263,066
Other Revenues	8,772	18,199	10,755
TOTAL REVENUES	2,876,655	2,889,156	2,607,269
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	547,266	710,115	708,127
Purchased Electricity for Resale	246,742	215,413	165,901
Purchased Electricity from AEP Affiliates	803,116	785,191	600,293
Other Operation	266,763	297,818	319,260
Maintenance	274,543	209,766	204,763
Depreciation and Amortization	273,506	256,626	197,259
Taxes Other Than Income Taxes	92,194	101,251	90,840
TOTAL EXPENSES	2,504,130	2,576,180	2,286,443
OPERATING INCOME	372,525	312,976	320,826
Other Income (Expense):			
Interest Income	1,403	6,371	2,676
Carrying Costs Income	22,761	48,249	30,179
Allowance for Equity Funds Used During Construction	7,000	8,938	7,337
Interest Expense	(202,426)	(209,733)	(165,405)
INCOME BEFORE INCOME TAX EXPENSE	201,263	166,801	195,613
Income Tax Expense	45,449	43,938	62,114
INCOME BEFORE EXTRAORDINARY LOSS	155,814	122,863	133,499
EXTRAORDINARY LOSS, NET OF TAX	-	-	(78,763)
NET INCOME	155,814	122,863	54,736
Preferred Stock Dividend Requirements Including Capital Stock Expense	900	942	952
EARNINGS ATTRIBUTABLE TO COMMON STOCK	$ 154,914	$ 121,921	$ 53,784

The common stock of APCo is wholly-owned by AEP.

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER'S
EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2006	$ 260,458	$ 1,024,994	$ 805,513	$ (54,791)	$ 2,036,174
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax			(2,685)		(2,685)
Common Stock Dividends			(25,000)		(25,000)
Preferred Stock Dividends			(799)		(799)
Capital Stock Expense		155	(153)		2
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					2,007,692
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $1,829				(3,397)	(3,397)
Reapplication of Regulated Operations Accounting Guidance for Pensions, Net of Tax of $6,055				11,245	11,245
Pension and OPEB Funded Status, Net of Tax of $6,330				11,756	11,756
NET INCOME			54,736		54,736
TOTAL COMPREHENSIVE INCOME					74,340
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2007	260,458	1,025,149	831,612	(35,187)	2,082,032
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $1,175			(2,181)		(2,181)
Adoption of Guidance for Fair Value Accounting, Net of Tax of $154			(286)		(286)
Capital Contribution from Parent		200,000			200,000
Preferred Stock Dividends			(799)		(799)
Capital Stock Expense		143	(143)		-
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					2,278,766
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $297				552	552
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $1,794				3,333	3,333
Pension and OPEB Funded Status, Net of Tax of $15,574				(28,923)	(28,923)
NET INCOME			122,863		122,863
TOTAL COMPREHENSIVE INCOME					97,825
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2008	260,458	1,225,292	951,066	(60,225)	2,376,591
Capital Contribution from Parent		250,000			250,000
Common Stock Dividends			(20,000)		(20,000)
Preferred Stock Dividends			(799)		(799)
Capital Stock Expense		101	(101)		-
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					2,605,792
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $970				(1,801)	(1,801)
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $2,642				4,907	4,907
Pension and OPEB Funded Status, Net of Tax of $3,697				6,865	6,865
NET INCOME			155,814		155,814
TOTAL COMPREHENSIVE INCOME					165,785
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2009	$ 260,458	$ 1,475,393	$ 1,085,980	$ (50,254)	$ 2,771,577

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 2,006	$ 1,996
Accounts Receivable:		
Customers	150,285	175,709
Affiliated Companies	135,686	110,982
Accrued Unbilled Revenues	68,971	55,733
Miscellaneous	6,690	498
Allowance for Uncollectible Accounts	(5,408)	(6,176)
Total Accounts Receivable	356,224	336,746
Fuel	343,261	131,239
Materials and Supplies	88,575	76,260
Risk Management Assets	67,956	65,140
Accrued Tax Benefits	180,708	15,599
Regulatory Asset for Under-Recovered Fuel Costs	78,685	165,906
Prepayments and Other Current Assets	36,293	45,657
TOTAL CURRENT ASSETS	1,153,708	838,543
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	4,284,361	3,708,850
Transmission	1,813,777	1,754,192
Distribution	2,642,479	2,499,974
Other Property, Plant and Equipment	329,497	358,873
Construction Work in Progress	730,099	1,106,032
Total Property, Plant and Equipment	9,800,213	9,427,921
Accumulated Depreciation and Amortization	2,751,443	2,675,784
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	7,048,770	6,752,137
OTHER NONCURRENT ASSETS		
Regulatory Assets	1,433,791	999,061
Long-term Risk Management Assets	47,141	51,095
Deferred Charges and Other Noncurrent Assets	113,003	121,828
TOTAL OTHER NONCURRENT ASSETS	1,593,935	1,171,984
TOTAL ASSETS	$ 9,796,413	$ 8,762,664

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY
December 31, 2009 and 2008

	2009	2008
CURRENT LIABILITIES	(in thousands)	
Advances from Affiliates	$ 229,546	$ 194,888
Accounts Payable:		
General	291,240	358,081
Affiliated Companies	157,640	206,813
Long-term Debt Due Within One Year – Nonaffiliated	200,019	150,017
Long-term Debt Due Within One Year – Affiliated	100,000	-
Risk Management Liabilities	25,792	30,620
Customer Deposits	57,578	54,086
Deferred Income Taxes	68,706	-
Accrued Taxes	65,241	65,550
Accrued Interest	58,962	47,804
Other Current Liabilities	95,292	113,655
TOTAL CURRENT LIABILITIES	1,350,016	1,221,514
NONCURRENT LIABILITIES		
Long-term Debt – Nonaffiliated	3,177,287	2,924,495
Long-term Debt – Affiliated	-	100,000
Long-term Risk Management Liabilities	20,364	26,388
Deferred Income Taxes	1,439,884	1,131,164
Regulatory Liabilities and Deferred Investment Tax Credits	526,546	521,508
Employee Benefits and Pension Obligations	312,873	331,000
Deferred Credits and Other Noncurrent Liabilities	180,114	112,252
TOTAL NONCURRENT LIABILITIES	5,657,068	5,146,807
TOTAL LIABILITIES	7,007,084	6,368,321
Cumulative Preferred Stock Not Subject to Mandatory Redemption	17,752	17,752
Rate Matters (Note 4)		
Commitments and Contingencies (Note 6)		
COMMON SHAREHOLDER'S EQUITY		
Common Stock – No Par Value:		
Authorized – 30,000,000 Shares		
Outstanding – 13,499,500 Shares	260,458	260,458
Paid-in Capital	1,475,393	1,225,292
Retained Earnings	1,085,980	951,066
Accumulated Other Comprehensive Income (Loss)	(50,254)	(60,225)
TOTAL COMMON SHAREHOLDER'S EQUITY	2,771,577	2,376,591
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,796,413	$ 8,762,664

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	$ 155,814	$ 122,863	$ 54,736
Adjustments to Reconcile Net Income to Net Cash Flows from (Used for) Operating Activities:			
Depreciation and Amortization	273,506	256,626	197,259
Deferred Income Taxes	322,626	145,594	48,962
Extraordinary Loss, Net of Tax	-	-	78,763
Carrying Costs Income	(22,761)	(48,249)	(30,179)
Allowance for Equity Funds Used During Construction	(7,000)	(8,938)	(7,337)
Mark-to-Market of Risk Management Contracts	(15,346)	(20,555)	(4,999)
Fuel Over/Under-Recovery, Net	(194,436)	(189,543)	41,967
Change in Regulatory Assets	(84,159)	(73,602)	(6,385)
Change in Other Noncurrent Assets	(2,926)	(12,020)	(21,286)
Change in Other Noncurrent Liabilities	3,895	(7,335)	9,042
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	(14,489)	(19,058)	(10,370)
Fuel, Materials and Supplies	(221,280)	(43,748)	(8,435)
Accounts Payable	(41,370)	137,704	(13,226)
Accrued Taxes, Net	(172,126)	(5,496)	(2,740)
Other Current Assets	(3,608)	(18,984)	3,369
Other Current Liabilities	(5,607)	27,444	(3,512)
Net Cash Flows from (Used for) Operating Activities	(29,267)	242,703	325,629
INVESTING ACTIVITIES			
Construction Expenditures	(543,587)	(696,767)	(745,830)
Acquisitions of Assets	(1,116)	(1,685)	-
Proceeds from Sales of Assets	14,510	17,041	9,020
Other Investing Activities	235	(674)	861
Net Cash Flows Used for Investing Activities	(529,958)	(682,085)	(735,949)
FINANCING ACTIVITIES			
Capital Contribution from Parent	250,000	200,000	-
Issuance of Long-term Debt – Nonaffiliated	447,883	735,799	568,778
Change in Advances from Affiliates, Net	34,658	(80,369)	240,282
Retirement of Long-term Debt – Nonaffiliated	(150,017)	(412,789)	(325,013)
Retirement of Cumulative Preferred Stock	-	-	(9)
Principal Payments for Capital Lease Obligations	(3,479)	(3,922)	(4,402)
Amortization of Funds from Amended Coal Contract	-	-	(43,640)
Dividends Paid on Common Stock	(20,000)	-	(25,000)
Dividends Paid on Cumulative Preferred Stock	(799)	(799)	(799)
Other Financing Activities	989	1,263	-
Net Cash Flows from Financing Activities	559,235	439,183	410,197
Net Increase (Decrease) in Cash and Cash Equivalents	10	(199)	(123)
Cash and Cash Equivalents at Beginning of Period	1,996	2,195	2,318
Cash and Cash Equivalents at End of Period	$ 2,006	$ 1,996	$ 2,195
SUPPLEMENTARY INFORMATION			
Cash Paid for Interest, Net of Capitalized Amounts	$ 209,806	$ 177,531	$ 148,805
Net Cash Paid (Received) for Income Taxes	(81,508)	(72,973)	26,189
Noncash Acquisitions Under Capital Leases	2,572	3,242	3,636
Construction Expenditures Included in Accounts Payable at December 31,	108,077	185,469	107,001
SIA Refund Included in Accounts Payable at December 31,	-	77,139	-

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
INDEX TO NOTES TO FINANCIAL STATEMENTS OF REGISTRANT SUBSIDIARIES

The notes to APCo's consolidated financial statements are combined with the notes to financial statements for other registrant subsidiaries. Listed below are the notes that apply to APCo. The footnotes begin on page H-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Appalachian Power Company:

We have audited the accompanying consolidated balance sheets of Appalachian Power Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in common shareholder's equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Appalachian Power Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Appalachian Power Company and subsidiaries (APCo) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. APCo's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of APCo's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, APCo's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of APCo's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by APCo's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit APCo to provide only management's report in this annual report.

COLUMBUS SOUTHERN POWER COMPANY
AND SUBSIDIARIES

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S NARRATIVE FINANCIAL DISCUSSION AND ANALYSIS

As a public utility, CSPCo engages in the generation and purchase of electric power, and the subsequent sale, transmission and distribution of that power to 749,000 retail customers in central and southern Ohio. CSPCo consolidates Conesville Coal Preparation Company, its wholly-owned subsidiary. Effective May 2009, Colomet, Inc. merged into CSPCo. Effective September 2008, Simco, Inc. merged into Conesville Coal Preparation Company. As a member of the AEP Power Pool, CSPCo shares the revenues and the costs of the AEP Power Pool's sales to neighboring utilities and power marketers.

The cost of the AEP Power Pool's generating capacity is allocated among its members based on relative peak demands and generating reserves through the payment of capacity charges and the receipt of capacity revenues. The capacity reserve relationship of the AEP Power Pool members changes as generating assets are added, retired or sold and relative peak demand changes. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool. The AEP Power Pool calculates each member's prior twelve-month peak demand relative to the sum of the peak demands of all members as a basis for sharing revenues and costs. The result of this calculation is the MLR, which determines each member's percentage share of revenues and costs.

In March 2007, CSPCo and AEGCo entered into a 10-year unit power agreement for the entire output from the Lawrenceburg Plant with an option for an additional 2-year period. CSPCo pays AEGCo for the capacity, depreciation, fuel, operation and maintenance and tax expenses. These payments are due regardless of whether the plant operates.

Under the SIA, AEPSC allocates physical and financial revenues and expenses from neighboring utilities, power marketers and other power and gas risk management activities based upon the location of such activity, with margins resulting from trading and marketing activities originating in PJM and MISO generally accruing to the benefit of the AEP East companies and trading and marketing activities originating in SPP and ERCOT generally accruing to the benefit of PSO and SWEPCo. Margins resulting from other transactions are allocated among the AEP East companies, PSO and SWEPCo in proportion to the marketing realization directly assigned to each zone for the current month plus the preceding eleven months.

AEPSC conducts power, gas, coal and emission allowance risk management activities on CSPCo's behalf. CSPCo shares in the revenues and expenses associated with these risk management activities, as described in the preceding paragraph, with the other AEP East companies, PSO and SWEPCo. Power and gas risk management activities are allocated based on the existing power pool agreement and the SIA. CSPCo shares in coal and emission allowance risk management activities based on its proportion of fossil fuels burned by the AEP System. Risk management activities primarily involve the purchase and sale of electricity under physical forward contracts at fixed and variable prices and to a lesser extent gas, coal and emission allowances. The electricity, gas, coal and emission allowance contracts include physical transactions, OTC options and financially-settled swaps and exchange-traded futures and options. AEPSC settles the majority of the physical forward contracts by entering into offsetting contracts.

To minimize the credit requirements and operating constraints when operating within PJM, the AEP East companies as well as KGPCo and WPCo, agreed to a netting of all payment obligations incurred by any of the AEP East companies against all balances due to the AEP East companies, and to hold PJM harmless from actions that any one or more AEP East companies may take with respect to PJM.

CSPCo is jointly and severally liable for activity conducted by AEPSC on behalf of the AEP East companies, PSO and SWEPCo related to purchase power and sale activity pursuant to the SIA.

RESULTS OF OPERATIONS

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Net Income
(in millions)

Year Ended December 31, 2008		$ 237
Changes in Gross Margin:		
Retail Margins	91	
Off-system Sales	(95)	
Transmission Revenues	(1)	
Other	(2)	
Total Change in Gross Margin		(7)
Total Expenses and Other:		
Other Operation and Maintenance	40	
Depreciation and Amortization	42	
Taxes Other Than Income Taxes	(7)	
Other Income	(3)	
Interest Expense	4	
Total Expenses and Other		76
Income Tax Expense		(34)
Year Ended December 31, 2009		$ 272

The major components of the decrease in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $91 million primarily due to:
  - A $91 million increase related to the implementation of higher rates set by the Ohio ESP.
  - A $96 million increase in fuel margins primarily due to the deferral of fuel costs in 2009. The PUCO's March 2009 approval of CSPCo's ESP allows for the deferral of fuel and related costs incurred during the ESP period.
  - A $30 million provision for refund of off-system sales margins in December 2008 as ordered by the FERC related to the SIA.
  These increases were partially offset by:
  - A $52 million decrease as a result of the elimination of Restructuring Transition Charge (RTC) revenues with the implementation of CSPCo's ESP. In 2008, RTC revenues were recorded but were offset through the amortization of the transition regulatory assets as discussed below.
  - A $46 million decrease in industrial sales primarily due to reduced operating levels and a PUCO-approved rate reduction by CSPCo's largest industrial customer, Ormet.
  - A $19 million decrease in residential and commercial sales primarily due to reduced usage and a 19% decrease in cooling degree days.
- Margins from Off-system Sales decreased $95 million primarily due to lower physical sales volumes and lower margins as a result of lower market prices, partially offset by higher trading and marketing margins.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $40 million primarily due to:
  - A $37 million decrease in expenses related to CSPCo's Unit Power Agreement for AEGCo's Lawrenceburg Plant. In 2008, these expenses were recorded in Other Operation and Maintenance. With the March 2009 ESP order, approval was granted to record these costs in purchased power and recover through the FAC.
  - A $17 million decrease in recoverable PJM expenses.
  - A $5 million decrease in contributions.
  - A $4 million decrease in recoverable customer account expenses related to the Universal Service Fund for customers who qualify for payment assistance.

  These decreases were partially offset by:
  - A $13 million increase in overhead distribution line expenses primarily due to ice and wind storms in the first quarter of 2009 and increased vegetation management activities.
  - A $6 million increase related to an obligation to contribute to the "Partnership with Ohio" fund for low income, at-risk customers ordered by the PUCO's March 2009 approval of CSPCo's ESP.
  - A $5 million increase in boiler plant maintenance expenses primarily related to work performed at the Conesville, Zimmer and Waterford Plants.
- Depreciation and Amortization decreased $42 million primarily due to:
  - A $54 million decrease due to the completed amortization of transition regulatory assets in December 2008.
  - An $11 million decrease due to extended depreciable lives for certain generating plants.

  These decreases were partially offset by:
  - A $22 million increase due to the amortization of a regulatory liability related to energy sales to Ormet at below market rates in 2008.
- Taxes Other Than Income Taxes increased $7 million primarily due to an increase in property taxes partially offset by a decrease in state excise taxes.
- Other Income decreased $3 million primarily due to interest income recorded in 2008 on expected federal tax refunds.
- Interest Expense decreased $4 million primarily due to $14 million of interest expense on the December 2008 provision for refund of off-system sales margins in accordance with the FERC's order related to the SIA. This decrease was partially offset by adjustments recorded in 2008 related to tax reserves and an increase in long-term borrowings.
- Income Tax Expense increased $34 million primarily due to an increase in pretax book income, changes in certain book/tax differences accounted for on a flow-through basis and consolidated tax savings benefit from Parent losses.

SIGNIFICANT FACTORS

REGULATORY ISSUES

Ohio Electric Security Plan Filing

During 2009, the PUCO issued an order that modified and approved CSPCo's ESP that established rates through 2011. The order also limits rate increases for CSPCo to 7% in 2009, 6% in 2010 and 6% in 2011. The order provides a FAC for the three-year period of the ESP. Several notices of appeal are outstanding at the Supreme Court of Ohio and an order is expected from the PUCO related to the SEET methodology. See "Ohio Electric Security Plan Filings" section of Note 4.

LITIGATION AND ENVIRONMENTAL ISSUES

In the ordinary course of business, CSPCo is involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, management cannot state what the eventual outcome of these proceedings will be, or what the timing of the amount of any loss, fine or penalty may be. Management does, however, assess the probability of loss for such contingencies and accrue a liability for cases which have a probable likelihood of loss and the loss amount can be estimated. For details on regulatory proceedings and pending litigation, see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect CSPCo's net income, financial condition and cash flows.

See the "Significant Factors" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for additional discussion of relevant significant factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

See the "Critical Accounting Policies and Estimates" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on Page I-1 for a discussion of the estimates and judgments required for regulatory accounting, revenue recognition, the valuation of long-lived assets and pension and other postretirement benefits.

See the "New Accounting Pronouncements" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on Page I-1 for a discussion of the adoption and impact of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

See "Quantitative And Qualitative Disclosures About Risk Management Activities" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of risk management activities.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
REVENUES			
Electric Generation, Transmission and Distribution	$ 1,934,338	$ 2,079,610	$ 1,893,045
Sales to AEP Affiliates	67,213	122,949	143,112
Other Revenues	3,022	5,542	7,155
TOTAL REVENUES	2,004,573	2,208,101	2,043,312
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	298,198	360,792	342,149
Purchased Electricity for Resale	85,262	197,943	158,526
Purchased Electricity from AEP Affiliates	392,761	413,518	362,648
Other Operation	290,632	348,051	280,705
Maintenance	126,441	109,335	93,157
Depreciation and Amortization	144,402	186,746	197,303
Taxes Other Than Income Taxes	175,151	168,028	161,463
TOTAL EXPENSES	1,512,847	1,784,413	1,595,951
OPERATING INCOME	491,726	423,688	447,361
Other Income (Expense):			
Interest Income	802	5,334	1,943
Carrying Costs Income	7,656	6,551	4,758
Allowance for Equity Funds Used During Construction	3,382	3,364	3,036
Interest Expense	(88,184)	(92,068)	(69,625)
INCOME BEFORE INCOME TAX EXPENSE	415,382	346,869	387,473
Income Tax Expense	143,721	109,739	129,385
NET INCOME	271,661	237,130	258,088
Capital Stock Expense	157	157	157
EARNINGS ATTRIBUTABLE TO COMMON STOCK	$ 271,504	$ 236,973	$ 257,931

The common stock of CSPCo is wholly-owned by AEP.

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2006	$ 41,026	$ 580,192	$ 456,787	$ (21,988)	$ 1,056,017
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax			(3,022)		(3,022)
Common Stock Dividends			(150,000)		(150,000)
Capital Stock Expense		157	(157)		-
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					902,995
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $2,180				(4,048)	(4,048)
Pension and OPEB Funded Status, Net of Tax of $3,900				7,242	7,242
NET INCOME			258,088		258,088
TOTAL COMPREHENSIVE INCOME					261,282
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2007	41,026	580,349	561,696	(18,794)	1,164,277
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $589			(1,095)		(1,095)
Adoption of Guidance for Fair Value Accounting, Net of Tax of $170			(316)		(316)
Common Stock Dividends			(122,500)		(122,500)
Capital Stock Expense		157	(157)		-
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					1,040,366
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $1,174				2,181	2,181
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $607				1,128	1,128
Pension and OPEB Funded Status, Net of Tax of $19,137				(35,540)	(35,540)
NET INCOME			237,130		237,130
TOTAL COMPREHENSIVE INCOME					204,899
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2008	41,026	580,506	674,758	(51,025)	1,245,265
Common Stock Dividends			(150,000)		(150,000)
Capital Stock Expense		157	(157)		-
Noncash Dividend of Property to Parent			(8,123)		(8,123)
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					1,087,142
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $1,027				(1,907)	(1,907)
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $1,193				2,215	2,215
Pension and OPEB Funded Status, Net of Tax of $390				724	724
NET INCOME			271,661		271,661
TOTAL COMPREHENSIVE INCOME					272,693
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2009	$ 41,026	$ 580,663	$ 788,139	$ (49,993)	$ 1,359,835

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,096	$ 1,063
Other Cash Deposits	16,150	32,300
Accounts Receivable:		
Customers	37,158	56,008
Affiliated Companies	28,555	44,235
Accrued Unbilled Revenues	11,845	18,359
Miscellaneous	4,164	11,546
Allowance for Uncollectible Accounts	(3,481)	(2,895)
Total Accounts Receivable	78,241	127,253
Fuel	74,158	42,075
Materials and Supplies	39,652	33,781
Emission Allowances	26,587	20,211
Risk Management Assets	34,343	35,984
Accrued Tax Benefits	29,273	469
Margin Deposits	14,874	13,613
Prepayments and Other Current Assets	6,349	27,411
TOTAL CURRENT ASSETS	320,723	334,160
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	2,641,860	2,326,056
Transmission	623,680	574,018
Distribution	1,745,559	1,625,000
Other Property, Plant and Equipment	189,315	211,088
Construction Work in Progress	155,081	394,918
Total Property, Plant and Equipment	5,355,495	5,131,080
Accumulated Depreciation and Amortization	1,838,840	1,781,866
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	3,516,655	3,349,214
OTHER NONCURRENT ASSETS		
Regulatory Assets	341,029	298,357
Long-term Risk Management Assets	23,882	28,461
Deferred Charges and Other Noncurrent Assets	147,217	125,814
TOTAL OTHER NONCURRENT ASSETS	512,128	452,632
TOTAL ASSETS	$ 4,349,506	$ 4,136,006

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDER'S EQUITY
December 31, 2009 and 2008

	2009	2008
CURRENT LIABILITIES	(in thousands)	
Advances from Affiliates	$ 24,202	$ 74,865
Accounts Payable:		
General	95,872	131,417
Affiliated Companies	81,338	120,420
Long-term Debt Due Within One Year – Nonaffiliated	150,000	-
Long-term Debt Due Within One Year – Affiliated	100,000	-
Risk Management Liabilities	13,052	16,490
Customer Deposits	27,911	30,145
Accrued Taxes	199,001	185,293
Accrued Interest	24,669	23,867
Other Current Liabilities	67,053	58,811
TOTAL CURRENT LIABILITIES	783,098	641,308
NONCURRENT LIABILITIES		
Long-term Debt – Nonaffiliated	1,286,393	1,343,594
Long-term Debt – Affiliated	-	100,000
Long-term Risk Management Liabilities	10,313	14,774
Deferred Income Taxes	535,265	435,773
Regulatory Liabilities and Deferred Investment Tax Credits	174,671	161,102
Employee Benefits and Pension Obligations	133,968	148,123
Deferred Credits and Other Noncurrent Liabilities	65,963	46,067
TOTAL NONCURRENT LIABILITIES	2,206,573	2,249,433
TOTAL LIABILITIES	2,989,671	2,890,741
Rate Matters (Note 4)		
Commitments and Contingencies (Note 6)		
COMMON SHAREHOLDER'S EQUITY		
Common Stock – No Par Value:		
Authorized – 24,000,000 Shares		
Outstanding – 16,410,426 Shares	41,026	41,026
Paid-in Capital	580,663	580,506
Retained Earnings	788,139	674,758
Accumulated Other Comprehensive Income (Loss)	(49,993)	(51,025)
TOTAL COMMON SHAREHOLDER'S EQUITY	1,359,835	1,245,265
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,349,506	$ 4,136,006

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	$ 271,661	$ 237,130	$ 258,088
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:			
Depreciation and Amortization	144,402	186,746	197,303
Deferred Income Taxes	131,407	(303)	(20,874)
Carrying Costs Income	(7,656)	(6,551)	(4,758)
Allowance for Equity Funds Used During Construction	(3,382)	(3,364)	(3,036)
Mark-to-Market of Risk Management Contracts	(4,786)	(10,551)	(232)
Property Taxes	(7,364)	(2,169)	(11,063)
Fuel Over/Under-Recovery, Net	(36,028)	-	-
Change in Other Noncurrent Assets	(36,462)	(8,984)	(33,283)
Change in Other Noncurrent Liabilities	15,858	12,254	(11,030)
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	52,088	(14,976)	6,242
Fuel, Materials and Supplies	(37,954)	(3,381)	11,822
Accounts Payable	(57,666)	67,349	9,176
Customer Deposits	(2,234)	(12,950)	16,159
Accrued Taxes, Net	(17,319)	5,075	26,705
Other Current Assets	9,439	(23,730)	(9,542)
Other Current Liabilities	(16,027)	(8,241)	19,170
Net Cash Flows from Operating Activities	397,977	413,354	450,847
INVESTING ACTIVITIES			
Construction Expenditures	(302,699)	(433,014)	(338,097)
Change in Other Cash Deposits	16,150	21,460	(52,609)
Acquisitions of Assets	(232)	(807)	-
Acquisition of Darby Plant	-	-	(102,033)
Proceeds from Sales of Assets	823	1,576	1,200
Net Cash Flows Used for Investing Activities	(285,958)	(410,785)	(491,539)
FINANCING ACTIVITIES			
Issuance of Long-term Debt – Nonaffiliated	91,160	346,397	99,173
Change in Advances from Affiliates, Net	(50,663)	(20,334)	94,503
Retirement of Long-term Debt – Nonaffiliated	-	(204,245)	-
Principal Payments for Capital Lease Obligations	(2,704)	(2,936)	(2,914)
Dividends Paid on Common Stock	(150,000)	(122,500)	(150,000)
Other Financing Activities	221	723	-
Net Cash Flows from (Used for) Financing Activities	(111,986)	(2,895)	40,762
Net Increase (Decrease) in Cash and Cash Equivalents	33	(326)	70
Cash and Cash Equivalents at Beginning of Period	1,063	1,389	1,319
Cash and Cash Equivalents at End of Period	$ 1,096	$ 1,063	$ 1,389
SUPPLEMENTARY INFORMATION			
Cash Paid for Interest, Net of Capitalized Amounts	$ 94,054	$ 78,539	$ 65,552
Net Cash Paid for Income Taxes	46,945	113,140	144,101
Noncash Acquisitions Under Capital Leases	892	2,326	2,702
Construction Expenditures Included in Accounts Payable at December 31,	31,106	47,438	42,163
Noncash Assumption of Liabilities Related to Acquisition of Darby Plant	-	-	2,339
Noncash Dividend of Property to Parent	8,123	-	-
SIA Refund Included in Accounts Payable at December 31,	-	44,178	-

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

The notes to CSPCo's consolidated financial statements are combined with the notes to financial statements for other registrant subsidiaries. Listed below are the notes that apply to CSPCo. The footnotes begin on page H-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Columbus Southern Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in common shareholder's equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Columbus Southern Power Company and subsidiaries (CSPCo) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. CSPCo's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of CSPCo's internal control over financial reporting as of December 31, 2009. In making this assessment, CSPCo used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, CSPCo's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of CSPCo's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by CSPCo's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit CSPCo to provide only management's report in this annual report.

INDIANA MICHIGAN POWER COMPANY
AND SUBSIDIARIES

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
MANAGEMENT'S NARRATIVE FINANCIAL DISCUSSION AND ANALYSIS

As a public utility, I&M engages in the generation and purchase of electric power, and the subsequent sale, transmission and distribution of that power to 583,000 retail customers in its service territory in northern and eastern Indiana and a portion of southwestern Michigan. I&M consolidates Blackhawk Coal Company and Price River Coal Company, its wholly-owned subsidiaries. I&M also consolidates DCC Fuel, LLC, a variable interest entity. As a member of the AEP Power Pool, I&M shares the revenues and the costs of the AEP Power Pool's sales to neighboring utilities and power marketers. I&M also sells power at wholesale to municipalities and electric cooperatives. I&M's River Transportation Division (RTD) provides barging services to affiliates and nonaffiliated companies. The revenues from barging represent the majority of other revenues except in 2009 when insurance proceeds related to the Cook outage were the largest amount.

The cost of the AEP Power Pool's generating capacity is allocated among its members based on relative peak demands and generating reserves through the payment of capacity charges and the receipt of capacity revenues. The capacity reserve relationship of the AEP Power Pool members changes as generating assets are added, retired or sold and relative peak demand changes. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool. The AEP Power Pool calculates each member's prior twelve-month peak demand relative to the sum of the peak demands of all members as a basis for sharing revenues and costs. The result of this calculation is the MLR, which determines each member's percentage share of revenues and costs.

Under unit power agreements, I&M purchases AEGCo's 50% share of the 2,600 MW Rockport Plant capacity unless it is sold to other utilities. AEGCo is an affiliate that is not a member of the AEP Power Pool. An agreement between AEGCo and KPCo provides for the sale of 390 MW of AEGCo's Rockport Plant capacity to KPCo through 2022. Therefore, I&M purchases 910 MW of AEGCo's 50% share of Rockport Plant capacity.

Under the SIA, AEPSC allocates physical and financial revenues and expenses from neighboring utilities, power marketers and other power and gas risk management activities based upon the location of such activity, with margins resulting from trading and marketing activities originating in PJM and MISO generally accruing to the benefit of the AEP East companies and trading and marketing activities originating in SPP and ERCOT generally accruing to the benefit of PSO and SWEPCo. Margins resulting from other transactions are allocated among the AEP East companies, PSO and SWEPCo in proportion to the marketing realization directly assigned to each zone for the current month plus the preceding eleven months.

AEPSC conducts power, gas, coal and emission allowance risk management activities on I&M's behalf. I&M shares in the revenues and expenses associated with these risk management activities, as described in the preceding paragraph, with the other AEP East companies, PSO and SWEPCo. Power and gas risk management activities are allocated based on the existing power pool agreement and the SIA. I&M shares in coal and emission allowance risk management activities based on its proportion of fossil fuels burned by the AEP System. Risk management activities primarily involve the purchase and sale of electricity under physical forward contracts at fixed and variable prices and to a lesser extent gas, coal and emission allowances. The electricity, gas, coal and emission allowance contracts include physical transactions, OTC options and financially-settled swaps and exchange-traded futures and options. AEPSC settles the majority of the physical forward contracts by entering into offsetting contracts.

To minimize the credit requirements and operating constraints when operating within PJM, the AEP East companies as well as KGPCo and WPCo, agreed to a netting of all payment obligations incurred by any of the AEP East companies against all balances due to the AEP East companies, and to hold PJM harmless from actions that any one or more AEP East companies may take with respect to PJM.

I&M is jointly and severally liable for activity conducted by AEPSC on behalf of the AEP East companies, PSO and SWEPCo related to purchase power and sale activity pursuant to the SIA.

RESULTS OF OPERATIONS

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Net Income
(in millions)

Year Ended December 31, 2008		$ 132
Changes in Gross Margin:		
Retail Margins	(3)	
FERC Municipals and Cooperatives	9	
Off-system Sales	(83)	
Transmission Revenues	(1)	
Other	158	
Total Change in Gross Margin		80
Total Expenses and Other:		
Other Operation and Maintenance	28	
Depreciation and Amortization	(7)	
Taxes Other Than Income Taxes	3	
Other Income	14	
Interest Expense	(11)	
Total Expenses and Other		27
Income Tax Expense		(23)
Year Ended December 31, 2009		$ 216

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins decreased $3 million primarily due to the following:
  - A $57 million decrease in fuel margins primarily due to higher fuel and purchased power costs related to the Cook Plant Unit 1 shutdown. This decrease in fuel margins was offset by an increase in Other Revenues.
  - A $37 million decrease in margins from industrial sales due to lower industrial usage reflecting reduced operations.

  These decreases were partially offset by:
  - A $36 million increase from base rate increases.
  - A $33 million increase due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.
  - A $25 million increase in capacity settlements under the Interconnection Agreement.
- Margins from Off-system Sales decreased $83 million primarily due to lower physical sales volumes and lower margins as a result of lower market prices, partially offset by higher trading and marketing margins.
- Other revenues increased $158 million primarily due to Cook Plant accidental outage insurance proceeds of $185 million. I&M reduced customer bills, which are primarily included in Retail Margins, by approximately $78 million for the cost of replacement power during the outage period. A decrease of $15 million in RTD revenues partially offset the insurance proceeds. RTD's related expenses which offset the RTD revenues are included in Other Operation on the Consolidated Statements of Income.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $28 million primarily due to the following:
  - A $17 million decline for RTD caused by decreased barging activity.
  - A $10 million decline in accretion expense reflecting a change in the annual decommissioning estimate at Cook Plant for an extension of its life.
- Other Income increased $14 million primarily due to higher equity AFUDC.
- Interest Expense increased $11 million primarily due to the following:
  - A $31 million increase in interest expense from the January 2009 issuance of $475 million of 7% Senior Unsecured Notes and from the September 2009 issuance of $102 million of 5.44% Long-term Notes Payable.

  This increase was partially offset by:
  - A $15 million decrease in interest expense related to the December 2008 provision for refund on off-system sales margins in accordance with the FERC's order related to the SIA.
- Income Tax Expense increased $23 million primarily due to an increase in pretax book income, partially offset by the regulatory accounting treatment of state income taxes and other book/tax differences which are accounted for on a flow-through basis.

REGULATORY ACTIVITY

Indiana Regulatory Activity

The IURC approved a base rate increase that provides for an annual increase in revenues of $42 million effective March 2009, including a $19 million base rate increase and $23 million in additional tracker revenues for certain incurred costs, subject to true-up.

Michigan Regulatory Activity

In January 2010, I&M filed for a $63 million increase in annual base rates based on an 11.75% return on common equity. I&M can request interim rates, subject to refund, after six months. A final order from the MPSC is required within one year.

SIGNIFICANT FACTORS

REGULATORY ISSUES

Cook Plant Unit 1 Fire and Shutdown

In September 2008, I&M shut down Cook Plant Unit 1 (Unit 1) due to turbine vibrations, caused by blade failure, which resulted in a fire on the electric generator. Management believes that I&M should recover a significant portion of repair and replacement costs through the turbine vendor's warranty, insurance and the regulatory process. Upon receipt of accidental outage insurance proceeds, I&M mitigated the incremental fuel cost of replacement power to ratepayers. I&M repaired Unit 1 and it resumed operations in December 2009 at reduced power. The Unit 1 rotors were repaired and reinstalled due to the extensive lead time required to manufacture and install new turbine rotors. As a result, the replacement of the repaired turbine rotors and other equipment is scheduled for the Unit 1 planned outage in the fall of 2011. See "Cook Plant Unit 1 Fire and Shutdown" section of Note 6.

LITIGATION AND ENVIRONMENTAL ISSUES

In the ordinary course of business, I&M is involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, management cannot state what the eventual outcome of these proceedings will be, or what the timing of the amount of any loss, fine or penalty may be. Management does, however, assess the probability of loss for such contingencies and accrue a liability for cases which have a probable likelihood of loss and the loss amount can be estimated. For details on regulatory proceedings and pending litigation, see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect I&M's net income, financial condition and cash flows.

See the "Significant Factors" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for additional discussion of relevant significant factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

See the "Critical Accounting Policies and Estimates" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on Page I-1 for a discussion of the estimates and judgments required for regulatory accounting, revenue recognition, the valuation of long-lived assets and pension and other postretirement benefits.

See the "New Accounting Pronouncements" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on Page I-1 for a discussion of the adoption and impact of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

See "Quantitative And Qualitative Disclosures About Risk Management Activities" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of risk management activities.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
REVENUES			
Electric Generation, Transmission and Distribution	$ 1,685,308	$ 1,727,769	$ 1,708,198
Sales to AEP Affiliates	196,151	302,741	248,414
Other Revenues – Affiliated	110,143	116,747	59,213
Other Revenues – Nonaffiliated	193,422	19,102	27,367
TOTAL REVENUES	2,185,024	2,166,359	2,043,192
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	409,845	436,078	374,256
Purchased Electricity for Resale	128,508	116,958	89,295
Purchased Electricity from AEP Affiliates	337,308	384,182	341,981
Other Operation	500,672	527,669	492,309
Maintenance	218,036	219,630	216,598
Depreciation and Amortization	134,690	127,406	176,611
Taxes Other Than Income Taxes	75,262	78,338	74,976
TOTAL EXPENSES	1,804,321	1,890,261	1,766,026
OPERATING INCOME	380,703	276,098	277,166
Other Income (Expense):			
Interest Income	5,776	2,921	2,740
Allowance for Equity Funds Used During Construction	12,013	965	4,522
Interest Expense	(101,145)	(89,851)	(80,034)
INCOME BEFORE INCOME TAX EXPENSE	297,347	190,133	204,394
Income Tax Expense	81,037	58,258	67,499
NET INCOME	216,310	131,875	136,895
Preferred Stock Dividend Requirements	339	339	339
EARNINGS ATTRIBUTABLE TO COMMON STOCK	$ 215,971	$ 131,536	$ 136,556

The common stock of I&M is wholly-owned by AEP.

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER'S
EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2006	$ 56,584	$ 861,290	$ 386,616	$ (15,051)	$ 1,289,439
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax			327		327
Common Stock Dividends			(40,000)		(40,000)
Preferred Stock Dividends			(339)		(339)
Gain on Reacquired Preferred Stock		1			1
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					1,249,428
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $1,717				(3,189)	(3,189)
Pension and OPEB Funded Status, Net of Tax of $1,381				2,565	2,565
NET INCOME			136,895		136,895
TOTAL COMPREHENSIVE INCOME					136,271
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2007	56,584	861,291	483,499	(15,675)	1,385,699
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $753			(1,398)		(1,398)
Common Stock Dividends			(75,000)		(75,000)
Preferred Stock Dividends			(339)		(339)
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					1,308,962
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $1,676				3,112	3,112
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $237				441	441
Pension and OPEB Funded Status, Net of Tax of $5,154				(9,572)	(9,572)
NET INCOME			131,875		131,875
TOTAL COMPREHENSIVE INCOME					125,856
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2008	56,584	861,291	538,637	(21,694)	1,434,818
Capital Contribution from Parent		120,000			120,000
Common Stock Dividends			(98,000)		(98,000)
Preferred Stock Dividends			(339)		(339)
Gain on Reacquired Preferred Stock		1			1
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					1,456,480
COMPREHENSIVE INCOME					
Other Comprehensive Income (Loss), Net of Taxes:					
Cash Flow Hedges, Net of Tax of $462				(857)	(857)
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $445				826	826
Pension and OPEB Funded Status, Net of Tax of $13				24	24
NET INCOME			216,310		216,310
TOTAL COMPREHENSIVE INCOME					216,303
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2009	$ 56,584	$ 981,292	$ 656,608	$ (21,701)	$ 1,672,783

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 779	$ 728
Advances to Affiliates	114,012	-
Accounts Receivable:		
Customers	71,120	70,432
Affiliated Companies	83,248	94,205
Accrued Unbilled Revenues	8,762	19,260
Miscellaneous	8,638	1,010
Allowance for Uncollectible Accounts	(2,265)	(3,310)
Total Accounts Receivable	169,503	181,597
Fuel	79,554	67,138
Materials and Supplies	164,439	150,644
Risk Management Assets	34,438	35,012
Accrued Tax Benefits	144,473	3,523
Regulatory Asset for Under-Recovered Fuel Costs	4,826	33,066
Deferred Cook Plant Fire Costs	134,322	27,821
Prepayments and Other Current Assets	24,569	35,389
TOTAL CURRENT ASSETS	870,915	534,918
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	3,634,215	3,534,188
Transmission	1,154,026	1,115,762
Distribution	1,360,553	1,297,482
Other Property, Plant and Equipment (including nuclear fuel and coal mining)	755,132	703,287
Construction Work in Progress	278,278	249,020
Total Property, Plant and Equipment	7,182,204	6,899,739
Accumulated Depreciation, Depletion and Amortization	3,073,695	3,019,206
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	4,108,509	3,880,533
OTHER NONCURRENT ASSETS		
Regulatory Assets	496,464	455,132
Spent Nuclear Fuel and Decommissioning Trusts	1,391,919	1,259,533
Long-term Risk Management Assets	29,134	27,616
Deferred Charges and Other Noncurrent Assets	82,047	86,193
TOTAL OTHER NONCURRENT ASSETS	1,999,564	1,828,474
TOTAL ASSETS	$ 6,978,988	$ 6,243,925

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY
December 31, 2009 and 2008

	2009	2008
CURRENT LIABILITIES	(in thousands)	
Advances from Affiliates	$ -	$ 476,036
Accounts Payable:		
General	171,192	194,211
Affiliated Companies	61,315	117,589
Long-term Debt Due Within One Year – Nonaffiliated	37,544	-
Long-term Debt Due Within One Year – Affiliated	25,000	-
Risk Management Liabilities	13,436	16,079
Customer Deposits	27,711	26,809
Accrued Taxes	56,814	66,363
Obligations Under Capital Leases	25,065	43,512
Other Current Liabilities	154,433	141,160
TOTAL CURRENT LIABILITIES	572,510	1,081,759
NONCURRENT LIABILITIES		
Long-term Debt – Nonaffiliated	2,015,362	1,377,914
Long-term Risk Management Liabilities	10,386	14,311
Deferred Income Taxes	696,163	412,264
Regulatory Liabilities and Deferred Investment Tax Credits	756,845	656,396
Asset Retirement Obligations	894,746	902,920
Deferred Credits and Other Noncurrent Liabilities	352,116	355,463
TOTAL NONCURRENT LIABILITIES	4,725,618	3,719,268
TOTAL LIABILITIES	5,298,128	4,801,027
Cumulative Preferred Stock Not Subject to Mandatory Redemption	8,077	8,080
Rate Matters (Note 4)		
Commitments and Contingencies (Note 6)		
COMMON SHAREHOLDER'S EQUITY		
Common Stock – No Par Value:		
Authorized – 2,500,000 Shares		
Outstanding – 1,400,000 Shares	56,584	56,584
Paid-in Capital	981,292	861,291
Retained Earnings	656,608	538,637
Accumulated Other Comprehensive Income (Loss)	(21,701)	(21,694)
TOTAL COMMON SHAREHOLDER'S EQUITY	1,672,783	1,434,818
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,978,988	$ 6,243,925

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	$ 216,310	$ 131,875	$ 136,895
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:			
Depreciation and Amortization	134,690	127,406	176,611
Accretion of Asset Retirement Obligations	11,178	21,178	26,954
Deferred Income Taxes	271,264	57,879	4,177
Amortization of Incremental Nuclear Refueling Outage Expenses, Net	3,110	8,925	12,974
Allowance for Equity Funds Used During Construction	(12,013)	(965)	(4,522)
Mark-to-Market of Risk Management Contracts	(10,533)	(10,482)	1,452
Amortization of Nuclear Fuel	62,699	87,574	65,166
Fuel Over/Under-Recovery, Net	34,676	(35,688)	5,480
Change in Other Noncurrent Assets	(16,555)	(9,533)	(4,211)
Change in Other Noncurrent Liabilities	45,276	45,073	33,766
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	19,338	(3,753)	6,427
Fuel, Materials and Supplies	(20,676)	(7,822)	2,736
Accounts Payable	(65,424)	90,041	(31,547)
Accrued Taxes, Net	(132,214)	6,283	28,815
Deferred Cook Plant Fire Costs	(89,409)	(23,013)	-
Other Current Assets	(5,351)	(8,966)	2,791
Other Current Liabilities	(2,924)	15,351	(9,966)
Net Cash Flows from Operating Activities	443,442	491,363	453,998
INVESTING ACTIVITIES			
Construction Expenditures	(332,775)	(352,335)	(294,687)
Change in Advances to Affiliates, Net	(114,012)	-	-
Purchases of Investment Securities	(770,919)	(803,664)	(776,844)
Sales of Investment Securities	712,742	732,475	695,918
Acquisitions of Nuclear Fuel	(169,138)	(192,299)	(74,304)
Acquisitions of Assets	(6,200)	(1,181)	-
Proceeds from Sales of Assets	27,206	4,663	2,849
Other Investing Activities	(2)	160	5
Net Cash Flows Used for Investing Activities	(653,098)	(612,181)	(447,063)
FINANCING ACTIVITIES			
Capital Contribution from Parent	120,000	-	-
Issuance of Long-term Debt – Nonaffiliated	670,060	115,269	-
Issuance of Long-term Debt – Affiliated	25,000	-	-
Change in Advances from Affiliates, Net	(476,036)	430,972	(46,109)
Retirement of Long-term Debt – Nonaffiliated	-	(312,000)	-
Retirement of Cumulative Preferred Stock	(2)	-	(2)
Proceeds from Nuclear Fuel Sale/Leaseback	-	-	85,000
Principal Payments for Capital Lease Obligations	(31,637)	(39,427)	(5,715)
Dividends Paid on Common Stock	(98,000)	(75,000)	(40,000)
Dividends Paid on Cumulative Preferred Stock	(339)	(339)	(339)
Other Financing Activities	661	932	-
Net Cash Flows from (Used for) Financing Activities	209,707	120,407	(7,165)
Net Increase (Decrease) in Cash and Cash Equivalents	51	(411)	(230)
Cash and Cash Equivalents at Beginning of Period	728	1,139	1,369
Cash and Cash Equivalents at End of Period	$ 779	$ 728	$ 1,139
SUPPLEMENTARY INFORMATION			
Cash Paid for Interest, Net of Capitalized Amounts	$ 99,079	$ 75,981	$ 69,841
Net Cash Paid (Received) for Income Taxes	(51,298)	310	37,803
Noncash Acquisitions Under Capital Leases	2,651	4,472	93,590
Construction Expenditures Included in Accounts Payable at December 31,	74,251	50,507	28,642
Acquisition of Nuclear Fuel Included in Accounts Payable at December 31,	15	37,628	83,918
SIA Refund Included in Accounts Payable at December 31,	-	48,489	-

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
INDEX TO NOTES TO FINANCIAL STATEMENTS OF REGISTRANT SUBSIDIARIES

The notes to I&M's consolidated financial statements are combined with the notes to financial statements for other registrant subsidiaries. Listed below are the notes that apply to I&M. The footnotes begin on page H-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Indiana Michigan Power Company:

We have audited the accompanying consolidated balance sheets of Indiana Michigan Power Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in common shareholder's equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Indiana Michigan Power Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Indiana Michigan Power Company and subsidiaries (I&M) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. I&M's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of I&M's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, I&M's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of I&M's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by I&M's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit I&M to provide only management's report in this annual report.

OHIO POWER COMPANY CONSOLIDATED

OHIO POWER COMPANY CONSOLIDATED
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands)

	2009	2008	2007	2006	2005
STATEMENTS OF INCOME DATA					
Total Revenues	$ 3,011,574	$ 3,096,934	$ 2,814,212	$ 2,724,875	$ 2,634,549
Operating Income	$ 613,193	$ 495,050	$ 526,352	$ 425,291	$ 425,487
Income Before Cumulative Effect of Accounting Changes	$ 308,615	$ 232,455	$ 271,186	$ 231,434	$ 253,207
Cumulative Effect of Accounting Changes, Net of Tax	-	-	-	-	(4,575)
Net Income	308,615	232,455	271,186	231,434	248,632
Less: Net Income Attributable to Noncontrolling Interest	2,042	1,332	2,622	2,791	2,788
Net Income Attributable to OPCo Shareholders	306,573	231,123	268,564	228,643	245,844
Less: Preferred Stock Dividend Requirements	732	732	732	732	906
Earnings Attributable to OPCo Common Shareholder	$ 305,841	$ 230,391	$ 267,832	$ 227,911	$ 244,938
BALANCE SHEETS DATA					
Property, Plant and Equipment	$ 10,013,458	$ 9,788,862	$ 9,140,357	$ 8,405,645	$ 7,523,288
Accumulated Depreciation and Amortization	3,318,896	3,122,989	2,967,285	2,836,584	2,738,899
Net Property, Plant and Equipment	$ 6,694,562	$ 6,665,873	$ 6,173,072	$ 5,569,061	$ 4,784,389
Total Assets	$ 9,039,139	$ 8,003,826	$ 7,338,429	$ 6,807,528	$ 6,288,869
Common Shareholder's Equity	$ 3,234,695	$ 2,421,945	$ 2,291,017	$ 2,008,342	$ 1,767,947
Cumulative Preferred Stock Not Subject to Mandatory Redemption	$ 16,627	$ 16,627	$ 16,627	$ 16,630	$ 16,639
Noncontrolling Interest	$ -	$ 16,799	$ 15,923	$ 15,825	$ 11,302
Long-term Debt (a)	$ 3,242,505	$ 3,039,376	$ 2,849,598	$ 2,401,741	$ 2,199,670
Obligations Under Capital Leases (a)	$ 22,682	$ 26,466	$ 29,077	$ 34,966	$ 39,924

(a)   Includes portion due within one year.

OHIO POWER COMPANY CONSOLIDATED
MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

As a public utility, OPCo engages in the generation and purchase of electric power, and the subsequent sale, transmission and distribution of that power to 710,000 retail customers in the northwestern, east central, eastern and southern sections of Ohio. OPCo consolidated JMG Funding LP, a variable interest entity, until it was dissolved in December 2009 at which time JMG's assets were transferred to OPCo. This change had an immaterial impact on comparative financial statements. As a member of the AEP Power Pool, OPCo shares in the revenues and the costs of the AEP Power Pool's sales to neighboring utilities and power marketers.

The cost of the AEP Power Pool's generating capacity is allocated among its members based on relative peak demands and generating reserves through the payment of capacity charges and the receipt of capacity revenues. The capacity reserve relationship of the AEP Power Pool members changes as generating assets are added, retired or sold and relative peak demand changes. AEP Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool. The AEP Power Pool calculates each member's prior twelve-month peak demand relative to the sum of the peak demands of all members as a basis for sharing revenues and costs. The result of this calculation is the MLR, which determines each member's percentage share of revenues and costs.

Under the SIA, AEPSC allocates physical and financial revenues and expenses from neighboring utilities, power marketers and other power and gas risk management activities based upon the location of such activity, with margins resulting from trading and marketing activities originating in PJM and MISO generally accruing to the benefit of the AEP East companies and trading and marketing activities originating in SPP and ERCOT generally accruing to the benefit of PSO and SWEPCo. Margins resulting from other transactions are allocated among the AEP East companies, PSO and SWEPCo in proportion to the marketing realization directly assigned to each zone for the current month plus the preceding eleven months.

AEPSC conducts power, gas, coal and emission allowance risk management activities on OPCo's behalf. OPCo shares in the revenues and expenses associated with these risk management activities, as described in the preceding paragraph, with the other AEP East companies, PSO and SWEPCo. Power and gas risk management activities are allocated based on the existing power pool agreement and the SIA. OPCo shares in coal and emission allowance risk management activities based on its proportion of fossil fuels burned by the AEP System. Risk management activities primarily involve the purchase and sale of electricity under physical forward contracts at fixed and variable prices and to a lesser extent gas, coal and emission allowances. The electricity, gas, coal and emission allowance contracts include physical transactions, OTC options and financially-settled swaps and exchange-traded futures and options. AEPSC settles the majority of the physical forward contracts by entering into offsetting contracts.

To minimize the credit requirements and operating constraints of operating within PJM, the AEP East companies as well as KGPCo and WPCo, agreed to a netting of all payment obligations incurred by any of the AEP East companies against all balances due to the AEP East companies, and to hold PJM harmless from actions that any one or more AEP East companies may take with respect to PJM.

OPCo is jointly and severally liable for activity conducted by AEPSC on behalf of the AEP East companies, PSO and SWEPCo related to purchase power and sale activity pursuant to the SIA.

RESULTS OF OPERATIONS

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Net Income
(in millions)

Year Ended December 31, 2008		$ 232
Changes in Gross Margin:		
Retail Margins	283	
Off-system Sales	(119)	
Transmission Revenues	(1)	
Other	17	
Total Change in Gross Margin		180
Total Expenses and Other:		
Other Operation and Maintenance	18	
Depreciation and Amortization	(78)	
Taxes Other Than Income Taxes	(2)	
Other Income	(5)	
Carrying Costs Income	(6)	
Interest Expense	21	
Total Expenses and Other		(52)
Income Tax Expense		(51)
Year Ended December 31, 2009		$ 309

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $283 million primarily due to the following:
  - A $148 million increase related to the implementation of higher rates set by the Ohio ESP.
  - A $142 million increase in fuel margins primarily due to the deferral of fuel costs in 2009. The PUCO's March 2009 approval of OPCo's ESP allows for the deferral of fuel and related costs incurred during the ESP period.
  - A $61 million increase in capacity settlements under the Interconnection Agreement.
  - A $42 million increase due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.

  These increases were partially offset by:
  - An $86 million decrease in industrial sales due to reduced operating levels and suspended operations by certain large industrial customers in OPCo's service territory.
  - A $29 million decrease related to coal contract amendments recorded in 2008.
- Margins from Off-system Sales decreased $119 million primarily due to lower physical sales volumes and lower margins as a result of lower market prices, partially offset by higher trading and marketing margins.
- Other revenues increased $17 million primarily due to net gains on the sale of emission allowances.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $18 million primarily due to:
  - A $13 million decrease in removal and plant maintenance expenses from a reduction in planned and forced outages at various plants during 2009. During 2008, the precipitator upgrade and boiler overhauls at Amos Plant had increased expense.
  - A $9 million decrease in employee benefit expenses.
  - A $9 million decrease in recoverable PJM expenses.
  - An $8 million decrease in recoverable customer account expenses due to decreased Universal Service Fund surcharge rates for customers who qualify for payment assistance.
  - A $5 million decrease in transmission expenses related to the AEP Transmission Equalization Agreement.

  These decreases were partially offset by:
  - A $19 million increase in maintenance of overhead lines primarily due to an increase in vegetation management activities.
  - An $11 million increase relating to a coal blending project.
- Depreciation and Amortization increased $78 million primarily due to:
  - An $82 million increase from higher depreciable property balances as a result of environmental improvements placed in service and various other property additions and higher depreciation rates related to shortened depreciable lives for certain generating facilities.
  - A $22 million increase due to the completion of the amortization of a regulatory liability in December 2008 related to energy sales to Ormet at below market rates.

  These increases were partially offset by:
  - A $28 million decrease due to the completion of the amortization of regulatory assets in December 2008.
- Interest Expense decreased $21 million primarily due to:
  - A $20 million decrease in interest expense primarily related to the December 2008 provision for refund of off-system sales margins in accordance with FERC's order related to the SIA.
  - A $7 million decrease in interest expense related to the reacquisition of JMG's bonds during the third quarter of 2009 at lower interest rates.
  - A $7 million decrease in interest expense primarily due to an unrealized gain on an interest rate hedge of a forecasted debt issuance.

  These decreases were partially offset by:
  - A $15 million increase primarily related to a decrease in the debt component of AFUDC as a result of the Amos Plant FGD and precipitator upgrade going into service in the first quarter of 2009.
- Income Tax Expense increased $51 million primarily due to an increase in pretax book income.

2008 Compared to 2007

Reconciliation of Year Ended December 31, 2007 to Year Ended December 31, 2008
Net Income
(in millions)

Year Ended December 31, 2007		$ 271
Changes in Gross Margin:		
Retail Margins	(99)	
Off-system Sales	10	
Transmission Revenues	1	
Other	21	
Total Change in Gross Margin		(67)
Total Expenses and Other:		
Other Operation and Maintenance	(31)	
Depreciation and Amortization	66	
Other Income	6	
Carrying Costs Income	2	
Interest Expense	(49)	
Total Expenses and Other		(6)
Income Tax Expense		34
Year Ended December 31, 2008		$ 232

The major components of the decrease in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins decreased $99 million primarily due to the following:
  - A $148 million increase in fuel and consumables expenses. OPCo applied for an active fuel clause in its Ohio ESP which became effective January 1, 2009.
  - A $42 million decrease due to the December 2008 provision for refund of off-system sales margins as ordered by the FERC related to the SIA.
  - A $24 million decrease in industrial sales due to the economic slowdown in the second half of 2008.
  These decreases were partially offset by:
  - A $61 million increase related to a net increase in rates implemented.
  - A $40 million net increase related to coal contract amendments in 2008.
  - A $31 million increase in capacity settlements under the Interconnection Agreement related to an increase in an affiliate's peak.
  - A $21 million increase primarily related to increased usage by Ormet, a major industrial customer.
- Margins from Off-system Sales increased $10 million primarily due to increased physical sales margins driven by higher prices.
- Other revenues increased $21 million primarily due to net gains on the sale of emission allowances.

Total Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses increased $31 million primarily due to:
  - A $27 million increase in recoverable PJM expenses.
  - A $15 million increase in recoverable customer account expenses related to the Universal Service Fund for customers who qualify for payment assistance.
  - A $5 million increase in transmission expenses related to the AEP Transmission Equalization Agreement.
  - A $4 million increase in maintenance expenses from planned and forced outages at various plants.

  These increases were partially offset by:
  - A $17 million decrease resulting from a settlement agreement in the third quarter of 2007 related to alleged violations of the NSR provisions of the CAA. The $17 million represents OPCo's allocation of the settlement.
  - A $10 million decrease in removal expenses related to planned outages at various plants during 2007, partially offset by planned outages at the Amos Plant during 2008.
- Depreciation and Amortization decreased $66 million primarily due to:
  - A $70 million decrease in amortization as a result of completion of amortization of regulatory assets in December 2007.
  - A $15 million decrease due to the amortization of a regulatory liability related to energy sales to Ormet at below market rates.
  - A $6 million decrease due to the amortization of IGCC pre-construction costs, which ended in the second quarter of 2007. The amortization of IGCC pre-construction costs was offset by a corresponding increase in Retail Margins in 2007.

  These decreases were partially offset by:
  - A $22 million increase in depreciation related to environmental improvements placed in service at the Cardinal Plant in 2008 and the Mitchell Plant in 2007.
- Interest Expense increased $49 million due to interest expense of $20 million related to the December 2008 provision for refund of off-system sales margins in accordance with the FERC's order related to the SIA. The increase is also a result of a decrease in the debt component of AFUDC as a result of Mitchell Plant and Cardinal Plant environmental improvements placed in service, the issuance of additional long-term debt and higher interest rates on variable rate debt.
- Income Tax Expense decreased $34 million primarily due to a decrease in pretax book income and the recording of federal income tax adjustments.

FINANCIAL CONDITION

LIQUIDITY

OPCo participates in the Utility Money Pool, which provides access to AEP's liquidity. OPCo relies upon cash flows from operations and access to the Utility Money Pool to fund current operations and capital expenditures. See the "Combined Management's Discussion and Analysis of Registrant Subsidiaries" section beginning on page I-1 for additional discussion of liquidity.

Credit Ratings

OPCo's credit ratings as of December 31, 2009 were as follows:

	Moody's	S&P	Fitch
Senior Unsecured Debt	Baa1	BBB	BBB+

Moody's, S&P and Fitch have OPCo on stable outlook. If OPCo receives a downgrade from any of the rating agencies, its borrowing costs could increase and access to borrowed funds could be negatively affected.

CASH FLOW

Cash flows for 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
	(in thousands)		
Cash and Cash Equivalents at Beginning of Period	$ 12,679	$ 6,666	$ 1,625
Cash Flows from (Used for):			
Operating Activities	321,034	485,877	575,519
Investing Activities	(812,981)	(701,789)	(923,981)
Financing Activities	481,252	221,925	353,503
Net Increase (Decrease) in Cash and Cash Equivalents	(10,695)	6,013	5,041
Cash and Cash Equivalents at End of Period	$ 1,984	$ 12,679	$ 6,666

Operating Activities

Net Cash Flows from Operating Activities were $321 million in 2009. OPCo produced Net Income of $309 million during the period and noncash expense items of $352 million for Depreciation and Amortization and $383 million for Deferred Income Taxes. The $383 million inflow for Deferred Income Taxes was primarily due to the American Recovery and Reinvestment Act of 2009 extending bonus depreciation provisions, a change in tax accounting method and an increase in tax versus book temporary differences from operations. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The current period activity in working capital primarily relates to a number of items. Fuel, Materials and Supplies had a $156 million outflow primarily due to an increase in coal inventory reflecting decreased customer demand for electricity. Accounts Payable had a $121 million outflow primarily due to OPCo's provision for revenue refund of $62 million which was paid in the first quarter 2009 to the AEP West companies as part of the FERC's order on the SIA. Accrued Taxes, Net had a $119 million outflow due to an increase in accrued tax benefits resulting from a net income tax operating loss in 2009. The $298 million change in Fuel Over/Under-Recovery, Net reflects the deferral of fuel costs as a fuel clause was reactivated in 2009 under OPCo's ESP.

Net Cash Flows from Operating Activities were $486 million in 2008. OPCo produced Net Income of $232 million during the period and a noncash expense item of $274 million for Depreciation and Amortization. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital and changes in the future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. Accounts Payable had a $127 million inflow due to increases in tonnage and prices per ton related to fuel and consumable purchases and also included OPCo's December 2008 provision for refund of $62 million which was paid in the first quarter 2009 to the AEP West companies as part of the FERC's order on the SIA. Fuel, Materials and Supplies had an $89 million outflow due to price increases.

Net Cash Flows from Operating Activities were $576 million in 2007. OPCo produced Net Income of $271 million during the period and a noncash expense item of $340 million for Depreciation and Amortization. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items, including a $55 million outflow in Accounts Receivable, Net. Accounts Receivable, Net increased primarily due to an increase in heating degree days and timing differences of payments from customers.

Investing Activities

Net Cash Flows Used for Investing Activities in 2009, 2008 and 2007 were $813 million, $702 million and $924 million, respectively. Construction Expenditures of $418 million, $706 million and $933 million in 2009, 2008 and 2007, respectively, were primarily related to environmental upgrades, as well as projects to improve service reliability for transmission and distribution. Environmental upgrades include the installation of selective catalytic reduction equipment and FGD projects at the Cardinal, Amos and Mitchell Plants. In addition, OPCo also had a net increase of $438 million in loans to the Utility Money Pool in 2009.

Financing Activities

Net Cash Flows from Financing Activities were $481 million in 2009 primarily due to a $550 million Capital Contribution from Parent as well as a $500 million issuance of Senior Unsecured Notes. These increases were partially offset by a $218 million reacquisition of Pollution Control Bonds related to JMG and a $78 million retirement of Notes Payable – Nonaffiliated. OPCo also had a net decrease in borrowings of $134 million from the Utility Money Pool and paid $95 million in common stock dividends to Parent.

Net Cash Flows from Financing Activities were $222 million in 2008. OPCo issued $244 million of Pollution Control Bonds and $250 million of Senior Unsecured Notes. These increases were partially offset by the retirement of $250 million of Pollution Control Bonds, $37 million of Senior Unsecured Notes and $18 million of Notes Payable – Nonaffiliated.

Net Cash Flows from Financing Activities were $354 million in 2007. OPCo issued $400 million of Senior Unsecured Notes and $65 million of Pollution Control Bonds. OPCo had a net decrease of $80 million in borrowings from the Utility Money Pool.

SUMMARY OBLIGATION INFORMATION

OPCo's contractual cash obligations include amounts reported on OPCo's Consolidated Balance Sheets and other obligations disclosed in the footnotes. The following table summarizes OPCo's contractual cash obligations at December 31, 2009:

Payments Due by Period
(in millions)

Contractual Cash Obligations	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Interest on Fixed Rate Portion of Long-term Debt (a)	$ 153.0	$ 283.8	$ 243.3	$ 1,072.1	$ 1,752.2
Fixed Rate Portion of Long-term Debt (b)	279.5	-	725.0	1,679.1	2,683.6
Variable Rate Portion of Long-term Debt (c)	400.0	-	100.0	65.0	565.0
Capital Lease Obligations (d)	4.5	6.2	4.5	16.9	32.1
Noncancelable Operating Leases (d)	28.7	61.1	39.2	86.4	215.4
Fuel Purchase Contracts (e)	911.5	1,449.6	849.4	3,180.7	6,391.2
Energy and Capacity Purchase Contracts (f)	4.1	3.7	-	-	7.8
Construction Contracts for Capital Assets (g)	53.4	111.3	81.9	-	246.6
Total	$ 1,834.7	$ 1,915.7	$ 2,043.3	$ 6,100.2	$ 11,893.9

(a) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2009 and do not reflect anticipated future refinancings, early redemptions or debt issuances.
(b) See "Long-term Debt" section of Note 14. Represents principal only excluding interest.
(c) See "Long-term Debt" section of Note 14. Represents principal only excluding interest. Variable rate debt had interest rates that ranged between 0.22% and 0.46% at December 31, 2009.
(d) See Note 13.
(e) Represents contractual obligations to purchase coal and other consumables as fuel for electric generation along with related transportation of the fuel.
(f) Represents contractual obligations for energy and capacity purchase contracts.
(g) Represents only capital assets that are contractual obligations. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

OPCo's $22 million liability related to uncertainty in Income Taxes is not included above because OPCo cannot reasonably estimate the cash flows by period.

AEP's pension funding requirements are not included in the above table. As of December 31, 2009, AEP expects to make contributions to the pension plans totaling $160 million in 2010. Estimated contributions of $286 million in 2011 and $296 million in 2012 may vary significantly based on market returns, changes in actuarial assumptions and other factors.

In addition to the amounts disclosed in the contractual cash obligations table above, OPCo makes additional commitments in the normal course of business. OPCo's commitments outstanding at December 31, 2009 under these agreements are summarized in the table below:

Amount of Commitment Expiration Per Period
(in millions)

Other Commercial Commitments	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Standby Letters of Credit (a)	$ 166.9	$ -	$ -	$ -	$ 166.9

(a) OPCo enters into standby letters of credit (LOCs) with third parties. These LOCs cover items such as insurance programs, security deposits, debt service reserves and variable rate Pollution Control Bonds. All of these LOCs were issued in OPCo's ordinary course of business. There is no collateral held in relation to any guarantees in excess of OPCo's ownership percentages. In the event any LOC is drawn, there is no recourse to third parties. The maximum future payments of these LOCs are $166.9 million maturing in June 2010. See "Letters of Credit" section of Note 6.

REGULATORY ACTIVITY

OPCo Power Sales to WPCo

In a 2009 proceeding established by the WVPSC to explore options to meet WPCo's future power supply requirements, the WVPSC issued an order approving a proposal that WPCo merge into APCo and be supplied from APCo's existing power resources. Merger approvals from the WVPSC, Virginia SCC and the FERC are required. No merger approval filings have been made at this time. OPCo currently provides WPCo with its energy supply needs. In the interim, the order approved that OPCo continue to supply WPCo with its power supply needs pursuant to a revised purchased power agreement with increased rates of $24 million effective January 1, 2010.

SIGNIFICANT FACTORS

REGULATORY ISSUES

Ohio Electric Security Plan Filing

During 2009, the PUCO issued an order that modified and approved OPCo's ESP that established rates through 2011. The order also limits rate increases for OPCo to 8% in 2009, 7% in 2010 and 8% in 2011. The order provides a FAC for the three-year period of the ESP. Several notices of appeal are outstanding at the Supreme Court of Ohio and an order is expected from the PUCO related to the SEET methodology. See "Ohio Electric Security Plan Filings" section of Note 4.

LITIGATION AND ENVIRONMENTAL ISSUES

In the ordinary course of business, OPCo is involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, management cannot state what the eventual outcome of these proceedings will be, or what the timing of the amount of any loss, fine or penalty may be. Management does, however, assess the probability of loss for such contingencies and accrue a liability for cases which have a probable likelihood of loss and the loss amount can be estimated. For details on regulatory proceedings and pending litigation, see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect OPCo's net income, financial condition and cash flows.

See the "Significant Factors" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for additional discussion of relevant significant factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

See the "Critical Accounting Policies and Estimates" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the estimates and judgments required for regulatory accounting, revenue recognition, the valuation of long-lived assets and pension and other postretirement benefits.

See the "New Accounting Pronouncements" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the adoption and impact of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

See "Quantitative And Qualitative Disclosures About Risk Management Activities" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of risk management activities.

OHIO POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
REVENUES			
Electric Generation, Transmission and Distribution	$ 1,941,257	$ 2,116,797	$ 2,019,632
Sales to AEP Affiliates	1,034,290	940,468	757,052
Other Revenues – Affiliated	23,457	20,732	22,705
Other Revenues – Nonaffiliated	12,570	18,937	14,823
TOTAL REVENUES	3,011,574	3,096,934	2,814,212
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	988,520	1,190,939	908,317
Purchased Electricity for Resale	178,123	175,429	123,849
Purchased Electricity from AEP Affiliates	74,598	140,686	125,108
Other Operation	386,323	414,945	388,745
Maintenance	224,439	213,431	208,675
Depreciation and Amortization	352,068	273,720	339,817
Taxes Other Than Income Taxes	194,310	192,734	193,349
TOTAL EXPENSES	2,398,381	2,601,884	2,287,860
OPERATING INCOME	613,193	495,050	526,352
Other Income (Expense):			
Interest Income	1,436	6,515	1,366
Carrying Costs Income	10,698	16,309	14,472
Allowance for Equity Funds Used During Construction	2,712	3,073	2,311
Interest Expense	(152,950)	(173,870)	(124,730)
INCOME BEFORE INCOME TAX EXPENSE	475,089	347,077	419,771
Income Tax Expense	166,474	114,622	148,585
NET INCOME	308,615	232,455	271,186
Less: Net Income Attributable to Noncontrolling Interest	2,042	1,332	2,622
NET INCOME ATTRIBUTABLE TO OPCo SHAREHOLDERS	306,573	231,123	268,564
Less: Preferred Stock Dividend Requirements	732	732	732
EARNINGS ATTRIBUTABLE TO OPCo COMMON SHAREHOLDER	$ 305,841	$ 230,391	$ 267,832

The common stock of OPCo is wholly-owned by AEP.

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

OHIO POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	OPCo Common Shareholder					
	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
TOTAL EQUITY – DECEMBER 31, 2006	$ 321,201	$ 536,639	$ 1,207,265	$ (56,763)	$ 15,825	$ 2,024,167
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax			(5,380)			(5,380)
Common Stock Dividends – Nonaffiliated					(2,622)	(2,622)
Preferred Stock Dividends			(732)			(732)
Gain on Reacquired Preferred Stock		1				1
Other Changes in Equity					98	98
SUBTOTAL – EQUITY						2,015,532
COMPREHENSIVE INCOME						
Other Comprehensive Income (Loss), Net of Taxes:						
Cash Flow Hedges, Net of Tax of $3,287				(6,105)		(6,105)
Pension and OPEB Funded Status, Net of Tax of $14,176				26,327		26,327
NET INCOME			268,564		2,622	271,186
TOTAL COMPREHENSIVE INCOME						291,408
TOTAL EQUITY – DECEMBER 31, 2007	321,201	536,640	1,469,717	(36,541)	15,923	2,306,940
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $1,004			(1,864)			(1,864)
Adoption of Guidance for Fair Value Accounting, Net of Tax of $152			(282)			(282)
Common Stock Dividends – Nonaffiliated					(1,332)	(1,332)
Preferred Stock Dividends			(732)			(732)
Other Changes in Equity					876	876
SUBTOTAL – EQUITY						2,303,606
COMPREHENSIVE INCOME						
Other Comprehensive Income (Loss), Net of Taxes:						
Cash Flow Hedges, Net of Tax of $1,343				2,493		2,493
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $1,515				2,813		2,813
Pension and OPEB Funded Status, Net of Tax of $55,259				(102,623)		(102,623)
NET INCOME			231,123		1,332	232,455
TOTAL COMPREHENSIVE INCOME						135,138
TOTAL EQUITY – DECEMBER 31, 2008	321,201	536,640	1,697,962	(133,858)	16,799	2,438,744
Capital Contribution from Parent		550,000				550,000
Common Stock Dividends – Affiliated			(95,000)			(95,000)
Common Stock Dividends – Nonaffiliated					(2,042)	(2,042)
Preferred Stock Dividends			(732)			(732)
Purchase of JMG		36,509			(17,910)	18,599
Other Changes in Equity					1,111	1,111
SUBTOTAL – EQUITY						2,910,680
COMPREHENSIVE INCOME						
Other Comprehensive Income, Net of Taxes:						
Cash Flow Hedges, Net of Tax of $4,392				8,156		8,156
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $3,421				6,353		6,353
Pension and OPEB Funded Status, Net of Tax of $480				891		891
NET INCOME			306,573		2,042	308,615
TOTAL COMPREHENSIVE INCOME						324,015
TOTAL EQUITY – DECEMBER 31, 2009	$ 321,201	$ 1,123,149	$ 1,908,803	$ (118,458)	$ -	$ 3,234,695

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

OHIO POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,984	$ 12,679
Advances to Affiliates	438,352	-
Accounts Receivable:		
Customers	60,711	91,235
Affiliated Companies	200,579	118,721
Accrued Unbilled Revenues	15,021	18,239
Miscellaneous	2,701	23,393
Allowance for Uncollectible Accounts	(2,665)	(3,586)
Total Accounts Receivable	276,347	248,002
Fuel	336,866	186,904
Materials and Supplies	115,486	107,419
Risk Management Assets	50,048	53,292
Accrued Tax Benefits	143,473	13,568
Prepayments and Other Current Assets	26,301	42,999
TOTAL CURRENT ASSETS	1,388,857	664,863
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	6,731,469	6,025,277
Transmission	1,166,557	1,111,637
Distribution	1,567,871	1,472,906
Other Property, Plant and Equipment	348,718	391,862
Construction Work in Progress	198,843	787,180
Total Property, Plant and Equipment	10,013,458	9,788,862
Accumulated Depreciation and Amortization	3,318,896	3,122,989
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	6,694,562	6,665,873
OTHER NONCURRENT ASSETS		
Regulatory Assets	742,905	449,216
Long-term Risk Management Assets	28,003	39,097
Deferred Charges and Other Noncurrent Assets	184,812	184,777
TOTAL OTHER NONCURRENT ASSETS	955,720	673,090
TOTAL ASSETS	$ 9,039,139	$ 8,003,826

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

OHIO POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY
December 31, 2009 and 2008

	2009	2008
CURRENT LIABILITIES	(in thousands)	
Advances from Affiliates	$ -	$ 133,887
Accounts Payable:		
General	182,848	193,675
Affiliated Companies	92,766	206,984
Long-term Debt Due Within One Year – Nonaffiliated	679,450	77,500
Risk Management Liabilities	24,391	29,218
Customer Deposits	22,409	24,333
Accrued Taxes	203,335	187,256
Accrued Interest	46,431	44,245
Other Current Liabilities	104,889	163,702
TOTAL CURRENT LIABILITIES	1,356,519	1,060,800
NONCURRENT LIABILITIES		
Long-term Debt – Nonaffiliated	2,363,055	2,761,876
Long-term Debt – Affiliated	200,000	200,000
Long-term Risk Management Liabilities	12,510	23,817
Deferred Income Taxes	1,302,939	927,072
Regulatory Liabilities and Deferred Investment Tax Credits	128,187	127,788
Employee Benefits and Pension Obligations	269,485	288,106
Deferred Credits and Other Noncurrent Liabilities	155,122	158,996
TOTAL NONCURRENT LIABILITIES	4,431,298	4,487,655
TOTAL LIABILITIES	5,787,817	5,548,455
Cumulative Preferred Stock Not Subject to Mandatory Redemption	16,627	16,627
Rate Matters (Note 4)		
Commitments and Contingencies (Note 6)		
EQUITY		
Common Stock – No Par Value:		
Authorized – 40,000,000 Shares		
Outstanding – 27,952,473 Shares	321,201	321,201
Paid-in Capital	1,123,149	536,640
Retained Earnings	1,908,803	1,697,962
Accumulated Other Comprehensive Income (Loss)	(118,458)	(133,858)
TOTAL COMMON SHAREHOLDER'S EQUITY	3,234,695	2,421,945
Noncontrolling Interest	-	16,799
TOTAL EQUITY	3,234,695	2,438,744
TOTAL LIABILITIES AND EQUITY	$ 9,039,139	$ 8,003,826

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

OHIO POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	$ 308,615	$ 232,455	$ 271,186
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:			
Depreciation and Amortization	352,068	273,720	339,817
Deferred Income Taxes	382,794	42,717	16,238
Carrying Costs Income	(10,698)	(16,309)	(14,472)
Allowance for Equity Funds Used During Construction	(2,712)	(3,073)	(2,311)
Mark-to-Market of Risk Management Contracts	(5,486)	(13,839)	(7,006)
Fuel Over/Under-Recovery, Net	(297,570)	-	-
Change in Other Noncurrent Assets	(2,196)	(54,160)	(39,513)
Change in Other Noncurrent Liabilities	35,130	(10,445)	685
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	(29,927)	5,104	(54,730)
Fuel, Materials and Supplies	(155,557)	(89,058)	17,845
Accounts Payable	(121,117)	126,716	(19,536)
Customer Deposits	(1,924)	(6,280)	8,970
Accrued Taxes, Net	(119,428)	(11,210)	41,623
Other Current Assets	2,877	(10,730)	(948)
Other Current Liabilities	(13,835)	20,269	17,671
Net Cash Flows from Operating Activities	321,034	485,877	575,519
INVESTING ACTIVITIES			
Construction Expenditures	(417,601)	(706,315)	(933,162)
Change in Advances to Affiliates, Net	(438,352)	-	-
Acquisition of Assets	(1,197)	(2,033)	-
Proceeds from Sales of Assets	38,640	8,293	9,023
Other Investing Activities	5,529	(1,734)	158
Net Cash Flows Used for Investing Activities	(812,981)	(701,789)	(923,981)
FINANCING ACTIVITIES			
Capital Contribution from Parent	550,000	-	-
Issuance of Long-term Debt – Nonaffiliated	493,775	491,204	461,912
Change in Short-term Debt, Net – Nonaffiliated	-	(701)	(502)
Change in Advances from Affiliates, Net	(133,887)	32,339	(79,733)
Retirement of Long-term Debt – Nonaffiliated	(295,500)	(305,188)	(17,854)
Retirement of Cumulative Preferred Stock	(1)	-	(2)
Principal Payments for Capital Lease Obligations	(4,271)	(5,736)	(7,062)
Dividends Paid on Common Stock – Nonaffiliated	(2,042)	(1,332)	(2,622)
Dividends Paid on Common Stock – Affiliated	(95,000)	-	-
Dividends Paid on Cumulative Preferred Stock	(732)	(732)	(732)
Acquisition of JMG Noncontrolling Interest	(28,221)	-	-
Other Financing Activities	(2,869)	12,071	98
Net Cash Flows from Financing Activities	481,252	221,925	353,503
Net Increase (Decrease) in Cash and Cash Equivalents	(10,695)	6,013	5,041
Cash and Cash Equivalents at Beginning of Period	12,679	6,666	1,625
Cash and Cash Equivalents at End of Period	$ 1,984	$ 12,679	$ 6,666
SUPPLEMENTARY INFORMATION			
Cash Paid for Interest, Net of Capitalized Amounts	$ 147,573	$ 144,790	$ 122,591
Net Cash Paid (Received) for Income Taxes	(62,704)	100,430	110,197
Noncash Acquisitions Under Capital Leases	2,383	3,910	2,058
Noncash Acquisition of Coal Land Rights	-	41,600	-
Construction Expenditures Included in Accounts Payable at December 31,	29,929	33,177	39,678
SIA Refund Included in Accounts Payable at December 31,	-	62,045	-

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

OHIO POWER COMPANY CONSOLIDATED
INDEX TO NOTES TO FINANCIAL STATEMENTS OF REGISTRANT SUBSIDIARIES

The notes to OPCo's financial statements are combined with the notes to financial statements for other registrant subsidiaries. Listed below are the notes that apply to OPCo. The footnotes begin on page H-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ohio Power Company:

We have audited the accompanying consolidated balance sheets of Ohio Power Company Consolidated (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ohio Power Company Consolidated as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements were retrospectively adjusted to reflect the adoption of FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*.

/s/Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Ohio Power Company Consolidated (OPCo) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. OPCo's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of OPCo's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, OPCo's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of OPCo's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by OPCo's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit OPCo to provide only management's report in this annual report.

PUBLIC SERVICE COMPANY OF OKLAHOMA

PUBLIC SERVICE COMPANY OF OKLAHOMA
SELECTED FINANCIAL DATA
(in thousands)

	2009	2008	2007	2006	2005
STATEMENTS OF OPERATIONS DATA					
Total Revenues	$ 1,124,750	$ 1,655,945 (a)	$ 1,395,550	$ 1,441,784	$ 1,304,078
Operating Income (Loss)	$ 170,308	$ 160,463 (a)(b)	$ (4,835)(c)	$ 90,993	$ 118,016
Net Income (Loss)	$ 75,602	$ 78,484 (a)(b)	$ (24,124)(c)	$ 36,860	$ 57,893
BALANCE SHEETS DATA					
Property, Plant and Equipment	$ 3,809,558	$ 3,692,011	$ 3,459,181	$ 3,186,294	$ 2,994,995
Accumulated Depreciation and Amortization	1,220,177	1,192,130	1,182,171	1,187,107	1,175,858
Net Property, Plant and Equipment	$ 2,589,381	$ 2,499,881	$ 2,277,010	$ 1,999,187	$ 1,819,137
Total Assets	$ 3,169,207	$ 3,100,798	$ 2,843,871	$ 2,565,579	$ 2,334,128
Common Shareholder's Equity	$ 811,742	$ 748,246	$ 640,898	$ 585,438	$ 548,597
Cumulative Preferred Stock Not Subject to Mandatory Redemption	$ 5,258	$ 5,262	$ 5,262	$ 5,262	$ 5,262
Long-term Debt (d)	$ 968,121	$ 884,859	$ 918,316	$ 669,998	$ 571,071
Obligations Under Capital Leases (d)	$ 5,470	$ 3,478	$ 4,028	$ 4,816	$ 2,534

(a) Includes the net favorable effect of the recognition of off-system sales margins as ordered by the FERC in November 2008. See "Allocation of Off-system Sales Margins" section of Note 4.
(b) Includes the favorable effect of the 2008 deferral of Oklahoma ice storm expenses incurred in 2007.
(c) Includes expenses incurred from ice storms in January and December 2007.
(d) Includes portion due within one year.

As a public utility, PSO engages in the generation and purchase of electric power, and the subsequent sale, transmission and distribution of that power to approximately 531,000 retail customers in its service territory in eastern and southwestern Oklahoma. As a member of the CSW Operating Agreement with SWEPCo, PSO shares in the revenues and expenses of the members' sales to neighboring utilities and power marketers. PSO also sells electric power at wholesale to other utilities, municipalities and electric cooperatives.

PSO, as a member of the CSW Operating Agreement, is compensated for energy delivered to the other member based upon the delivering member's incremental cost plus a portion of the savings realized by the purchasing member that avoids the use of more costly alternatives. PSO and SWEPCo share the revenues and costs of sales to neighboring utilities and power marketers made by AEPSC on their behalf based upon the relative magnitude of the energy each company provides to make such sales. PSO shares off-system sales margins, if positive on an annual basis, with its customers.

Under the SIA, AEPSC allocates physical and financial revenues and expenses from neighboring utilities, power marketers and other power and gas risk management activities based upon the location of such activity, with margins resulting from trading and marketing activities originating in PJM and MISO generally accruing to the benefit of the AEP East companies and trading and marketing activities originating in SPP and ERCOT generally accruing to the benefit of PSO and SWEPCo. Margins resulting from other transactions are allocated among the AEP East companies, PSO and SWEPCo in proportion to the marketing realization directly assigned to each zone for the current month plus the preceding eleven months.

AEPSC conducts power, gas, coal and emission allowance risk management activities on PSO's behalf. PSO shares in the revenues and expenses associated with these risk management activities, as described in the preceding paragraph, with the AEP East companies and SWEPCo. Power and gas risk management activities are allocated based on the CSW Operating Agreement and the SIA. PSO shares in coal and emission allowance risk management activities based on its proportion of fossil fuels burned by the AEP System. Risk management activities primarily involve the purchase and sale of electricity under physical forward contracts at fixed and variable prices and to a lesser extent gas, coal and emission allowances. The electricity, gas, coal and emission allowance contracts include physical transactions, OTC options and financially-settled swaps and exchange-traded futures and options. AEPSC settles the majority of the physical forward contracts by entering into offsetting contracts.

PSO is jointly and severally liable for activity conducted by AEPSC on behalf of the AEP East companies, PSO and SWEPCo related to purchase power and sale activity pursuant to the SIA.

RESULTS OF OPERATIONS

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Net Income (Loss)
(in millions)

Year Ended December 31, 2008		$ 78
Changes in Gross Margin:		
Retail Margins (a)	75	
Off-system Sales	(3)	
Transmission Revenues	2	
Other	(11)	
Total Change in Gross Margin		63
Total Expenses and Other:		
Other Operation and Maintenance	29	
Deferral of Ice Storm Costs	(74)	
Depreciation and Amortization	(5)	
Taxes Other Than Income Taxes	(3)	
Other Income	(23)	
Carrying Costs Income	(5)	
Interest Expense	18	
Total Expenses and Other		(63)
Income Tax Expense		(2)
Year Ended December 31, 2009		$ 76

(a)   Includes firm wholesale sales to municipals and cooperatives.

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $75 million primarily due to the following:
  - An $86 million increase in retail sales margins primarily resulting from base rate increases during the year, including revenue increases from rate riders of $22 million. The increase in rider revenue was offset by a corresponding $14 million increase in Other Operation and Maintenance expenses and a $4 million increase in Depreciation and Amortization expenses discussed below.
  This increase was partially offset by:
  - A $ 14 million decrease due to the net favorable effect of the recognition of off-system sales margins as ordered by the FERC in November 2008.
- Other revenues decreased $11 million primarily due to the recognition of the sale of SO_2 allowances in 2008, partially offset by a corresponding $9 million decrease in Other Operation and Maintenance expense discussed below.

Operating Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $29 million primarily due to the following:
  - The write-off in the first quarter of 2008 of $10 million of unrecoverable pre-construction costs related to the cancelled Red Rock Generating Facility.
  - An $8 million decrease in plant maintenance expense primarily due to the deferral of generation maintenance expenses as a result of PSO's base rate case.
  - A $5 million decrease in contributions.
  - A $4 million decrease primarily resulting from the reduced sale of receivable expense due to decreased revenues.
  - A $3 million decrease in expense related to maintenance of overhead transmission lines and miscellaneous transmission maintenance expenses.

  These decreases were partially offset by:
  - A $5 million net increase due to increased amortization of regulatory assets and liabilities related to the 2007 ice storm, demand side management and distribution vegetation management, offset by a corresponding increase in rider revenue discussed above.
- Deferral of Ice Storm Costs in 2008 of $74 million results from an OCC order approving recovery of ice storm costs incurred in January and December 2007.
- Depreciation and Amortization expenses increased $5 million primarily due to a $4 million increase in amortization of regulatory assets, the largest of which was related to the Generation Cost Recovery regulatory asset. The increase was offset by a corresponding increase in rider revenue discussed above.
- Other Income decreased $23 million primarily due to interest income in 2008 from the AEP East companies for the refund of off-system sales margins in accordance with the FERC's order related to the SIA.
- Carrying Costs Income decreased $5 million due to the declining balance of unrecovered Generation Cost Recovery regulatory assets being collected from customers, which were fully recovered in August 2009.
- Interest Expense decreased $18 million primarily due to interest expense to customers in 2008 for off-system sales margins in accordance with the FERC's order related to the SIA.
- Income Tax Expense increased $2 million primarily due to an increase in state income tax expense, partially offset by a decrease in pretax book income.

2008 Compared to 2007

Reconciliation of Year Ended December 31, 2007 to Year Ended December 31, 2008
Net Income (Loss)
(in millions)

Year Ended December 31, 2007		$ (24)
Changes in Gross Margin:		
Retail Margins (a)	36	
Transmission Revenues	9	
Other	14	
Total Change in Gross Margin		59
Total Expenses and Other:		
Other Operation and Maintenance	43	
Deferral of Ice Storm Costs	74	
Depreciation and Amortization	(14)	
Taxes Other Than Income Taxes	2	
Other Income	22	
Carrying Costs Income	10	
Interest Expense	(30)	
Total Expenses and Other		107
Income Tax Expense		(64)
Year Ended December 31, 2008		$ 78

(a)   Includes firm wholesale sales to municipals and cooperatives.

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $36 million primarily due to the following:
    - An $18 million increase in retail sales margins resulting from base rate increases and increases in rate riders during the year. The increase in rider revenue was offset by a corresponding $2 million increase in Other Operation and Maintenance expense and an $11 million increase in Depreciation and Amortization expense discussed below.
    - A $14 million increase due to the net favorable effect of the recognition of off-system sales margins as ordered by the FERC in November 2008.
    - A $3 million decrease in capacity purchase power expense due to increased available owned capacity.
- Transmission Revenues increased $9 million primarily due to higher rates within SPP.
- Other revenues increased $14 million primarily due to the recognition of the sale of SO_2 allowances, partially offset by a corresponding $10 million increase in Other Operation and Maintenance expense discussed below.

Operating Expenses and Other and Income Tax Expense changed between years as follows:

- Other Operation and Maintenance expenses decreased $43 million primarily due to the following:
  - An $84 million decrease due to distribution expense recorded in 2007 for ice storm costs incurred in January and December 2007.

    These decreases were partially offset by:
  - A $16 million increase in production operation expenses primarily due to a $10 million write-off of pre-construction costs related to the cancelled Red Rock Generating Facility. The increase was also the result of a lawsuit settlement provision related to the Oklaunion Plant.
  - A $12 million increase due to amortization of the deferred 2007 ice storm costs, offset by a corresponding increase in rider revenue discussed above.
  - A $9 million increase in transmission operation expense primarily due to higher rates within SPP.
  - A $4 million increase in distribution maintenance expense due mainly to increased vegetation management activities and a June 2008 storm.
- Deferral of Ice Storm Costs in 2008 of $74 million results from an OCC order approving recovery of ice storm costs related to ice storms in January and December 2007.
- Depreciation and Amortization expenses increased $14 million primarily due to an $11 million increase related to the amortization of the Lawton Settlement regulatory assets. The increase was offset by a corresponding increase in rider revenue discussed above.
- Other Income increased $22 million primarily due to interest income from the AEP East companies for the refund of off-system sales margins in accordance with the FERC's order related to the SIA.
- Carrying Costs Income increased $10 million due to the new peaking units and deferred ice storm costs.
- Interest Expense increased $30 million primarily due to interest expense of $16 million to customers for off-system sales margins in accordance with the FERC's order related to the SIA. The increase was also due to a $14 million increase in interest expense from long-term borrowings, partially offset by a $4 million decrease in Utility Money Pool interest.
- Income Tax Expense increased $64 million primarily due to an increase in pretax book income and state income taxes.

FINANCIAL CONDITION

LIQUIDITY

PSO participates in the Utility Money Pool, which provides access to AEP's liquidity. PSO relies upon cash flows from operations and access to the Utility Money Pool to fund current operations and capital expenditures. See the "Combined Management's Discussion and Analysis of Registrant Subsidiaries" section beginning on page I-1 for additional discussion of liquidity.

Credit Ratings

PSO's credit ratings as of December 31, 2009 were as follows:

	Moody's	S&P	Fitch
Senior Unsecured Debt	Baa1	BBB	BBB+

S&P, Moody's and Fitch have PSO on stable outlook. If PSO receives a downgrade from any of the rating agencies, its borrowing costs could increase and access to borrowed funds could be negatively affected.

CASH FLOW

Cash flows for 2009, 2008 and 2007 were as follows:

| | Years Ended December 31, | | |
	2009	2008	2007
	(in thousands)		
Cash and Cash Equivalents at Beginning of Period	$ 1,345	$ 1,370	$ 1,651
Cash Flows from (Used for):			
Operating Activities	239,653	167,956	112,938
Investing Activities	(237,975)	(233,464)	(360,854)
Financing Activities	(2,227)	65,483	247,635
Net Decrease in Cash and Cash Equivalents	(549)	(25)	(281)
Cash and Cash Equivalents at End of Period	$ 796	$ 1,345	$ 1,370

Operating Activities

Net Cash Flows from Operating Activities were $240 million in 2009. PSO produced Net Income of $76 million during the period and had noncash expense items of $110 million for Depreciation and Amortization and $56 million for Deferred Income Taxes. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $81 million inflow from Accounts Receivable, Net was primarily due to receiving the SIA refund from the AEP East companies. The $16 million outflow from Accounts Payable was primarily due to decreases in customer accounts factored and purchase power payables. The $10 million outflow from Accrued Taxes, Net was due to an increase in accrued tax benefits resulting from a net income tax operating loss in 2009. The $59 million outflow from Fuel Over/Under-Recovery, Net was primarily due to refunding customers previously over-recovered fuel costs, including those associated with the SIA refund.

Net Cash Flows from Operating Activities were $168 million in 2008. PSO produced Net Income of $78 million during the period and had noncash expense items of $105 million for Depreciation and Amortization and $68 million for Deferred Income Taxes. PSO established a $74 million regulatory asset for an OCC order approving recovery of ice storm costs related to storms in January and December 2007. PSO recorded a Provision for SIA Refund of $52 million to its customers for off-system sales margins to be received from the AEP East companies as ordered by the FERC related to the SIA. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $89 million outflow from Accounts Payable was primarily due to a decrease in accounts payable accruals and purchased power payable. The $41 million change in Accounts Receivable, Net was primarily the result of the refund to be received from the AEP East companies related to the SIA. The $29 million inflow from Accrued Taxes, Net was the result of a refund for the 2007 overpayment of federal income taxes and increased accruals related to property and income taxes. The $47 million inflow from Fuel Over/Under-Recovery, Net resulted from revenues exceeding recoverable fuel costs. The balance will be refunded in future periods.

Net Cash Flows from Operating Activities were $113 million in 2007. PSO incurred a Net Loss of $24 million during the period and had a noncash expense item of $92 million for Depreciation and Amortization. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $28 million outflow from Accrued Taxes, Net was primarily due to an increase in federal tax accrual net of the fourth quarter payment. The $25 million inflow from Accounts Payable was primarily related to December 2007 ice storm expenses. The $20 million inflow from Margin Deposits was primarily due to gas trading activities. The $19 million inflow from Fuel Over/Under Recovery, Net was primarily due to lower fuel cost.

Investing Activities

Net Cash Flows Used for Investing Activities during 2009, 2008 and 2007 were $238 million, $233 million and $361 million, respectively. Construction Expenditures of $175 million, $286 million and $315 million in 2009, 2008 and 2007, respectively, were primarily related to projects for improved generation, transmission and distribution service reliability. During 2009, PSO had loans of $63 million to the Utility Money Pool. In 2008 and 2007, PSO had a net decrease and net increase, respectively, of $51 million in loans to the Utility Money Pool.

Financing Activities

Net Cash Flows Used for Financing Activities were $2 million during 2009. PSO issued $250 million of Senior Unsecured Notes and $34 million of Pollution Control Bonds, partially offset by the retirement of $200 million of Senior Unsecured Notes. PSO had a net decrease of $70 million in borrowings from the Utility Money Pool. In addition, PSO paid $32 million in common stock dividends and received capital contributions from the Parent of $20 million.

Net Cash Flows from Financing Activities were $65 million during 2008. PSO had a net increase of $70 million in borrowings from the Utility Money Pool and received capital contributions from the Parent of $30 million. These inflows were partially offset by PSO's repurchasing of $34 million of Pollution Control Bonds in May 2008.

Net Cash Flows from Financing Activities were $248 million during 2007. PSO issued $250 million of Senior Unsecured Notes and received capital contributions from the Parent of $80 million. These inflows were partially offset by a net decrease in borrowings of $76 million from the Utility Money Pool.

SUMMARY OBLIGATION INFORMATION

PSO's contractual cash obligations include amounts reported on PSO's Balance Sheets and other obligations disclosed in the footnotes. The following table summarizes PSO's contractual cash obligations at December 31, 2009:

Payments Due by Period
(in millions)

Contractual Cash Obligations	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Interest on Fixed Rate Portion of Long-term Debt (a)	$ 57.2	$ 107.8	$ 105.1	$ 682.9	$ 953.0
Fixed Rate Portion of Long-term Debt (b)	-	75.0	33.7	862.7	971.4
Capital Lease Obligations (c)	1.9	2.0	0.7	1.4	6.0
Noncancelable Operating Leases (c)	5.8	12.5	4.1	2.6	25.0
Fuel Purchase Contracts (d)	272.4	122.9	-	-	395.3
Energy and Capacity Purchase Contracts (e)	28.7	63.4	129.5	656.9	878.5
Construction Contracts for Capital Assets (f)	24.6	42.4	63.0	-	130.0
Total	$ 390.6	$ 426.0	$ 336.1	$ 2,206.5	$ 3,359.2

(a) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2009 and do not reflect anticipated future refinancing, early redemptions or debt issuances.
(b) See "Long-term Debt" section of Note 14. Represents principal only excluding interest.
(c) See Note 13.
(d) Represents contractual obligations to purchase coal, natural gas and other consumable as fuel for electric generation along with related transportation of the fuel.
(e) Represents contractual obligations for energy and capacity purchase contracts.
(f) Represents only capital assets that are contractual obligations. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

PSO's $11 million liability related to uncertainty in Income Taxes is not included above because PSO cannot reasonably estimate the cash flows by period.

AEP's pension funding requirements are not included in the above table. As of December 31, 2009, AEP expects to make contributions to the pension plans totaling $160 million in 2010. Estimated contributions of $286 million in 2011 and $296 million in 2012 may vary significantly based on market returns, changes in actuarial assumptions and other factors.

As of December 31, 2009, PSO had no outstanding standby letters of credit or guarantees of performance.

REGULATORY ACTIVITY

Oklahoma Regulatory Activity

The OCC approved PSO's Capital Reliability Rider (CRR) filing to recover up to $30 million under the CRR on an annual basis beginning in January 2010 until PSO's next base rate order. The order approving the CRR requires PSO to file a base rate case no later than July 2010.

PSO Purchase Power Agreement

As a result of the 2008 Request for Proposals following a December 2007 OCC order that found PSO had a need for new base load generation by 2012, PSO and Exelon Generation Company LLC, a subsidiary of Exelon Corporation, executed a long-term purchase power agreement (PPA). The PPA is for the annual purchase of approximately 520 MW of electric generation from the 795 MW natural gas-fired generating plant in Jenks, Oklahoma for a term of approximately ten years beginning in June 2012. In May 2009, an application seeking approval was filed with the OCC. In July 2009, OCC staff, the Independent Evaluator and the Oklahoma Industrial Energy Consumers filed responsive testimony in support of PSO's proposed PPA with Exelon. In August 2009, a settlement agreement was filed with the OCC. In September 2009, the OCC approved the settlement agreement including the recovery of these purchased power costs through a separate base load purchased power rider.

SIGNIFICANT FACTORS

LITIGATION AND ENVIRONMENTAL ISSUES

In the ordinary course of business, PSO is involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, management cannot state what the eventual outcome of these proceedings will be, or what the timing of the amount of any loss, fine or penalty may be. Management does, however, assess the probability of loss for such contingencies and accrue a liability for cases which have a probable likelihood of loss and the loss amount can be estimated. For details on regulatory proceedings and pending litigation, see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect PSO's net income, financial condition and cash flows.

See the "Significant Factors" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for additional discussion of relevant significant factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

See the "Critical Accounting Policies and Estimates" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the estimates and judgments required for regulatory accounting, revenue recognition, the valuation of long-lived assets and pension and other postretirement benefits.

See the "New Accounting Pronouncements" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the adoption and impact of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

See "Quantitative And Qualitative Disclosures About Risk Management Activities" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of risk management activities.

PUBLIC SERVICE COMPANY OF OKLAHOMA
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
REVENUES			
Electric Generation, Transmission and Distribution	$ 1,075,014	$ 1,549,490	$ 1,321,919
Sales to AEP Affiliates	45,756	101,602	69,106
Other Revenues	3,980	4,853	4,525
TOTAL REVENUES	1,124,750	1,655,945	1,395,550
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	310,168	774,089	590,053
Purchased Electricity for Resale	180,055	270,536	246,928
Purchased Electricity from AEP Affiliates	19,331	59,344	66,324
Other Operation	185,575	208,930	179,700
Maintenance	108,020	113,305	185,554
Deferral of Ice Storm Costs	-	(74,217)	-
Depreciation and Amortization	110,149	105,249	91,611
Taxes Other Than Income Taxes	41,144	38,246	40,215
TOTAL EXPENSES	954,442	1,495,482	1,400,385
OPERATING INCOME (LOSS)	170,308	160,463	(4,835)
Other Income (Expense):			
Interest Income	1,879	25,248	3,564
Carrying Costs Income	4,642	10,138	325
Allowance for Equity Funds Used During Construction	1,787	1,822	1,367
Interest Expense	(59,093)	(76,910)	(46,560)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (CREDIT)	119,523	120,761	(46,139)
Income Tax Expense (Credit)	43,921	42,277	(22,015)
NET INCOME (LOSS)	75,602	78,484	(24,124)
Preferred Stock Dividend Requirements	212	212	213
EARNINGS (LOSS) ATTRIBUTABLE TO COMMON STOCK	$ 75,390	$ 78,272	$ (24,337)

The common stock of PSO is wholly-owned by AEP.

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA
STATEMENTS OF CHANGES IN COMMON SHAREHOLDER'S
EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2006	$ 157,230	$ 230,016	$ 199,262	$ (1,070)	$ 585,438
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax			(386)		(386)
Capital Contribution from Parent		80,000			80,000
Preferred Stock Dividends			(213)		(213)
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					664,839
COMPREHENSIVE LOSS					
Other Comprehensive Income, Net of Taxes:					
Cash Flow Hedges, Net of Tax of $99				183	183
NET LOSS			(24,124)		(24,124)
TOTAL COMPREHENSIVE LOSS					(23,941)
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2007	157,230	310,016	174,539	(887)	640,898
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $596			(1,107)		(1,107)
Capital Contribution from Parent		30,000			30,000
Preferred Stock Dividends			(212)		(212)
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					669,579
COMPREHENSIVE INCOME					
Other Comprehensive Income, Net of Taxes:					
Cash Flow Hedges, Net of Tax of $99				183	183
NET INCOME			78,484		78,484
TOTAL COMPREHENSIVE INCOME					78,667
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2008	157,230	340,016	251,704	(704)	748,246
Capital Contribution from Parent		20,000			20,000
Common Stock Dividends			(32,000)		(32,000)
Preferred Stock Dividends			(212)		(212)
Gain on Reacquired Preferred Stock		1			1
Other Changes in Common Shareholder's Equity		4,214	(4,214)		-
SUBTOTAL – COMMON SHAREHOLDER'S EQUITY					736,035
COMPREHENSIVE INCOME					
Other Comprehensive Income, Net of Taxes:					
Cash Flow Hedges, Net of Tax of $57				105	105
NET INCOME			75,602		75,602
TOTAL COMPREHENSIVE INCOME					75,707
TOTAL COMMON SHAREHOLDER'S EQUITY – DECEMBER 31, 2009	$ 157,230	$ 364,231	$ 290,880	$ (599)	$ 811,742

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA
BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 796	$ 1,345
Advances to Affiliates	62,695	-
Accounts Receivable:		
Customers	38,239	39,823
Affiliated Companies	59,096	138,665
Miscellaneous	7,242	8,441
Allowance for Uncollectible Accounts	(304)	(20)
Total Accounts Receivable	104,273	186,909
Fuel	20,892	27,060
Materials and Supplies	44,914	44,047
Risk Management Assets	2,376	5,830
Deferred Tax Benefits	26,335	9,123
Accrued Tax Benefits	15,291	3,876
Prepayments and Other Current Assets	9,139	3,371
TOTAL CURRENT ASSETS	286,711	281,561
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	1,300,069	1,266,716
Transmission	617,291	622,665
Distribution	1,596,355	1,468,481
Other Property, Plant and Equipment	228,705	248,897
Construction Work in Progress	67,138	85,252
Total Property, Plant and Equipment	3,809,558	3,692,011
Accumulated Depreciation and Amortization	1,220,177	1,192,130
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	2,589,381	2,499,881
OTHER NONCURRENT ASSETS		
Regulatory Assets	279,185	304,737
Long-term Risk Management Assets	50	917
Deferred Charges and Other Noncurrent Assets	13,880	13,702
TOTAL OTHER NONCURRENT ASSETS	293,115	319,356
TOTAL ASSETS	$ 3,169,207	$ 3,100,798

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA
BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY
December 31, 2009 and 2008

	2009	2008
CURRENT LIABILITIES	**(in thousands)**	
Advances from Affiliates	$ -	$ 70,308
Accounts Payable:		
General	76,895	84,121
Affiliated Companies	71,099	86,407
Long-term Debt Due Within One Year – Nonaffiliated	-	50,000
Risk Management Liabilities	2,579	4,753
Customer Deposits	42,002	40,528
Accrued Taxes	19,471	19,000
Regulatory Liability for Over-Recovered Fuel Costs	51,087	58,395
Provision for SIA Refund	-	52,100
Other Current Liabilities	60,905	61,194
TOTAL CURRENT LIABILITIES	324,038	526,806
NONCURRENT LIABILITIES		
Long-term Debt – Nonaffiliated	968,121	834,859
Long-term Risk Management Liabilities	144	378
Deferred Income Taxes	588,768	514,720
Regulatory Liabilities and Deferred Investment Tax Credits	326,931	323,750
Employee Benefits and Pension Obligations	107,748	107,649
Deferred Credits and Other Noncurrent Liabilities	36,457	39,128
TOTAL NONCURRENT LIABILITIES	2,028,169	1,820,484
TOTAL LIABILITIES	2,352,207	2,347,290
Cumulative Preferred Stock Not Subject to Mandatory Redemption	5,258	5,262
Rate Matters (Note 4)		
Commitments and Contingencies (Note 6)		
COMMON SHAREHOLDER'S EQUITY		
Common Stock – Par Value – $15 Per Share:		
Authorized – 11,000,000 Shares		
Issued – 10,482,000 Shares		
Outstanding – 9,013,000 Shares	157,230	157,230
Paid-in Capital	364,231	340,016
Retained Earnings	290,880	251,704
Accumulated Other Comprehensive Income (Loss)	(599)	(704)
TOTAL COMMON SHAREHOLDER'S EQUITY	811,742	748,246
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,169,207	$ 3,100,798

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

PUBLIC SERVICE COMPANY OF OKLAHOMA
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income (Loss)	$ 75,602	$ 78,484	$ (24,124)
Adjustments to Reconcile Net Income (Loss) to Net Cash Flows from Operating Activities:			
Depreciation and Amortization	110,149	105,249	91,611
Deferred Income Taxes	56,029	67,874	31,362
Provision for SIA Refund	-	52,100	-
Carrying Costs Income	(4,642)	(10,138)	(325)
Deferral of Ice Storm Costs	-	(74,217)	-
Allowance for Equity Funds Used During Construction	(1,787)	(1,822)	(1,367)
Mark-to-Market of Risk Management Contracts	1,791	5,151	11,285
Fuel Over/Under-Recovery, Net	(59,462)	46,553	19,254
Unrealized Forward Commitments, Net	(1,928)	(5,263)	(11,919)
Change in Other Noncurrent Assets	7,713	6,117	(38,902)
Change in Other Noncurrent Liabilities	625	(6,774)	8,114
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	81,446	(40,725)	9,422
Fuel, Materials and Supplies	5,301	(4,022)	1,395
Margin Deposits	499	8,093	19,520
Accounts Payable	(16,431)	(89,413)	24,667
Accrued Taxes, Net	(10,230)	28,506	(27,650)
Other Current Assets	(6,426)	491	2,747
Other Current Liabilities	1,404	1,712	(2,152)
Net Cash Flows from Operating Activities	239,653	167,956	112,938
INVESTING ACTIVITIES			
Construction Expenditures	(175,122)	(285,826)	(314,568)
Change in Advances to Affiliates, Net	(62,695)	51,202	(51,202)
Acquisitions of Assets	(2,646)	(1,409)	-
Proceeds from Sales of Assets	2,488	2,564	1,872
Other Investing Activities	-	5	3,044
Net Cash Flows Used for Investing Activities	(237,975)	(233,464)	(360,854)
FINANCING ACTIVITIES			
Capital Contribution from Parent	20,000	30,000	80,000
Issuance of Long-term Debt – Nonaffiliated	280,732	-	258,339
Change in Advances from Affiliates, Net	(70,308)	70,308	(76,323)
Retirement of Long-term Debt – Nonaffiliated	(200,000)	(33,700)	(12,660)
Retirement of Cumulative Preferred Stock	(2)	-	-
Principal Payments for Capital Lease Obligations	(1,485)	(1,551)	(1,508)
Dividends Paid on Common Stock	(32,000)	-	-
Dividends Paid on Cumulative Preferred Stock	(212)	(212)	(213)
Other Financing Activities	1,048	638	-
Net Cash Flows from (Used for) Financing Activities	(2,227)	65,483	247,635
Net Decrease in Cash and Cash Equivalents	(549)	(25)	(281)
Cash and Cash Equivalents at Beginning of Period	1,345	1,370	1,651
Cash and Cash Equivalents at End of Period	$ 796	$ 1,345	$ 1,370
SUPPLEMENTARY INFORMATION			
Cash Paid for Interest, Net of Capitalized Amounts	$ 71,135	$ 53,132	$ 40,692
Net Cash Paid (Received) for Income Taxes	1,040	(50,022)	(23,559)
Noncash Acquisitions Under Capital Leases	3,478	1,008	826
Construction Expenditures Included in Accounts Payable at December 31,	11,901	18,004	26,931
SIA Refund Included in Accounts Receivable at December 31,	-	72,311	-

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

F-15

PUBLIC SERVICE COMPANY OF OKLAHOMA
INDEX TO NOTES TO FINANCIAL STATEMENTS OF REGISTRANT SUBSIDIARIES

The notes to PSO's financial statements are combined with the notes to financial statements for other registrant subsidiaries. Listed below are the notes that apply to PSO. The footnotes begin on page H-1.

	Footnote Reference
Organization and Summary of Significant Accounting Policies	Note 1
New Accounting Pronouncements and Extraordinary Items	Note 2
Rate Matters	Note 4
Effects of Regulation	Note 5
Commitments, Guarantees and Contingencies	Note 6
Benefit Plans	Note 8
Business Segments	Note 9
Derivatives and Hedging	Note 10
Fair Value Measurements	Note 11
Income Taxes	Note 12
Leases	Note 13
Financing Activities	Note 14
Related Party Transactions	Note 15
Property, Plant and Equipment	Note 16
Unaudited Quarterly Financial Information	Note 17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Public Service Company of Oklahoma:

We have audited the accompanying balance sheets of Public Service Company of Oklahoma (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in common shareholder's equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Public Service Company of Oklahoma as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Public Service Company of Oklahoma (PSO) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. PSO's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PSO's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, PSO's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of PSO's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by PSO's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit PSO to provide only management's report in this annual report.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands)

	2009	2008	2007	2006	2005
STATEMENTS OF INCOME DATA					
Total Revenues	$ 1,389,302	$ 1,554,762	$ 1,483,462	$ 1,431,839	$ 1,405,379
Operating Income	$ 162,512	$ 172,645	$ 134,702	$ 189,618	$ 160,537
Income Before Extraordinary Loss and					
Cumulative Effect of Accounting Changes	$ 122,528	$ 96,445	$ 69,771	$ 94,591	$ 79,416
Extraordinary Loss, Net of Tax	(5,325)(a)	-	-	-	-
Cumulative Effect of Accounting Changes, Net of Tax	-	-	-	-	(1,252)
Net Income	117,203	96,445	69,771	94,591	78,164
Less: Net Income Attributable to Noncontrolling Interest	3,130	3,691	3,507	2,868	4,226
Net Income Attributable to SWEPCo Shareholders	114,073	92,754	66,264	91,723	73,938
Less: Preferred Stock Dividend Requirements	229	229	229	229	229
Earnings Attributable to SWEPCo Common Shareholder	$ 113,844	$ 92,525	$ 66,035	$ 91,494	$ 73,709
BALANCE SHEETS DATA					
Property, Plant and Equipment	$ 6,064,895	$ 5,576,528	$ 4,876,912	$ 4,328,247	$ 4,006,639
Accumulated Depreciation and Amortization	2,086,333	2,014,154	1,939,044	1,834,145	1,776,216
Net Property, Plant and Equipment	$ 3,978,562	$ 3,562,374	$ 2,937,868	$ 2,494,102	$ 2,230,423
Total Assets	$ 4,640,033	$ 4,253,085	$ 3,488,386	$ 3,175,071	$ 2,772,411
Common Shareholder's Equity	$ 1,524,126	$ 1,248,653	$ 972,955	$ 821,202	$ 782,378
Cumulative Preferred Stock Not Subject to Mandatory Redemption	$ 4,697	$ 4,697	$ 4,697	$ 4,697	$ 4,700
Noncontrolling Interest	$ 31	$ 276	$ 1,687	$ 1,815	$ 2,284
Long-term Debt (b)	$ 1,474,153	$ 1,478,149 (c)	$ 1,197,217 (c)	$ 729,006	$ 744,641
Obligations Under Capital Leases (b)	$ 148,661 (d)	$ 112,725 (d)	$ 100,320 (d)	$ 84,715 (d)	$ 42,545

(a) Reflects the re-application of the generation portion of Texas' retail jurisdiction in accordance with the accounting guidance for "Regulated Operations." See "SWEPCo Texas Restructuring" in "Extraordinary Items" section of Note 2.
(b) Includes portion due within one year.
(c) Increased primarily due to the construction of new generation.
(d) Increased primarily due to new leases for coal handling equipment.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

As a public utility, SWEPCo engages in the generation and purchase of electric power, and the subsequent sale, transmission and distribution of that power to approximately 474,000 retail customers in its service territory in northeastern and panhandle of Texas, northwestern Louisiana and western Arkansas. SWEPCo consolidates its wholly-owned subsidiaries Southwest Arkansas Utilities Corporation and Dolet Hills Lignite Company, LLC, a variable interest entity. See "SFAS 167 "Amendments to FASB Interpretation No. 46(R)" (SFAS 167)" section of Note 2 for a discussion of the deconsolidation of Dolet Hills Lignite Company, LLC effective January 1, 2010. SWEPCo also consolidates Sabine Mining Company, a variable interest entity. As a member of the CSW Operating Agreement with PSO, SWEPCo shares in the revenues and expenses of the members' sales to neighboring utilities and power marketers. SWEPCo also sells electric power at wholesale to other utilities, municipalities and electric cooperatives.

SWEPCo, as a member of the CSW Operating Agreement, is compensated for energy delivered to the other member based upon the delivering member's incremental cost plus a portion of the savings realized by the purchasing member that avoids the use of more costly alternatives. PSO and SWEPCo share the revenues and costs for sales to neighboring utilities and power marketers made by AEPSC on their behalf based upon the relative magnitude of the energy each company provides to make such sales. SWEPCo shares these margins with its customers.

Under the SIA, AEPSC allocates physical and financial revenues and expenses from neighboring utilities, power marketers and other power and gas risk management activities based upon the location of such activity, with margins resulting from trading and marketing activities originating in PJM and MISO generally accruing to the benefit of the AEP East companies and trading and marketing activities originating in SPP and ERCOT generally accruing to the benefit of PSO and SWEPCo. Margins resulting from other transactions are allocated among the AEP East companies, PSO and SWEPCo in proportion to the marketing realization directly assigned to each zone for the current month plus the preceding eleven months.

AEPSC conducts power, gas, coal and emission allowance risk management activities on SWEPCo's behalf. SWEPCo shares in the revenues and expenses associated with these risk management activities, as described in the preceding paragraph, with the AEP East companies and PSO. Power and gas risk management activities are allocated based on the CSW Operating Agreement and the SIA. SWEPCo shares in coal and emission allowance risk management activities based on its proportion of fossil fuels burned by the AEP System. Risk management activities primarily involve the purchase and sale of electricity under physical forward contracts at fixed and variable prices and to a lesser extent gas, coal and emission allowances. The electricity, gas, coal and emission allowance contracts include physical transactions, OTC options and financially-settled swaps and exchange-traded futures and options. AEPSC settles the majority of the physical forward contracts by entering into offsetting contracts.

SWEPCo is jointly and severally liable for activity conducted by AEPSC on the behalf of the AEP East companies, PSO and SWEPCo related to purchase power and sale activity pursuant to the SIA.

RESULTS OF OPERATIONS

2009 Compared to 2008

Reconciliation of Year Ended December 31, 2008 to Year Ended December 31, 2009
Income Before Extraordinary Loss
(in millions)

Year Ended December 31, 2008		$ 96
Changes in Gross Margin:		
Retail Margins (a)	(32)	
Off-system Sales	1	
Transmission Revenues	7	
Other	(1)	
Total Change in Gross Margin		(25)
Total Expenses and Other:		
Other Operation and Maintenance	16	
Taxes Other Than Income Taxes	(1)	
Other Income	(2)	
Interest Expense	23	
Total Expenses and Other		36
Income Tax Expense		16
Year Ended December 31, 2009		$ 123

(a) Includes firm wholesale sales to municipals and cooperatives.

The major components of the decrease in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins decreased $32 million primarily due to the following:
  - A $22 million decrease due to the net favorable effect of the recognition of off-system sales margins as ordered by the FERC in November 2008.
  - A $12 million decrease in wholesale fuel recovery.
  - A $12 million decrease in industrial sales due to reduced operating levels and suspended operations by certain large industrial customers in SWEPCo's service territory.
  - A $5 million net impairment of a fuel regulatory asset related to deferred mining costs in Arkansas.

  These decreases were partially offset by:
  - A $13 million increase in wholesale and municipal revenue primarily due to higher prices and the annual true-up for formula rate customers.
  - An $8 million increase in rate relief related to the Louisiana Formula Rate Plan.
- Transmission Revenues increased $7 million primarily due to higher rates in the SPP region.
- Other revenues decreased $1 million primarily due to a decrease in revenues from coal deliveries from SWEPCo's mining subsidiary, Dolet Hills Lignite Company, LLC to Cleco Corporation, a nonaffiliated entity. The decreased revenue from coal deliveries was offset by a corresponding decrease in Other Operation and Maintenance expenses from mining operations as discussed below.

Total Expenses and Other and Income Tax Expense changed between years as indicated:

- Other Operation and Maintenance expenses decreased $16 million primarily due to the following:
  - An $11 million decrease in distribution expenses associated with the 2008 storm restoration expenses from Hurricanes Ike and Gustav.
  - A $2 million decrease in expenses for coal deliveries from SWEPCo's mining subsidiary, Dolet Hills Lignite Company, LLC. The decreased expenses for coal deliveries were partially offset by a corresponding decrease in revenues from mining operations as discussed above.
  - A $2 million decrease resulting from reduced sale of receivable expense due to decreased revenues.
- Other Income decreased $2 million primarily due to the following:
  - A $26 million decrease in interest income from the AEP East companies for the refund in 2008 of off-system sales margins in accordance with the FERC's order related to SIA.
  - An $8 million decrease in interest income primarily resulting from fuel recovery and decreased lending to affiliated companies.

  These decreases were partially offset by:
  - A $32 million increase in the equity component of AFUDC primarily as a result of construction at the Turk Plant and Stall Unit and the reapplication of "Regulated Operations" accounting guidance for the generation portion of Texas' retail jurisdiction effective April 2009.
- Interest Expense decreased $23 million primarily due to the following:
  - Interest expense of $16 million to customers for off-system sales margins in accordance with the FERC's 2008 order related to the SIA.
  - A $10 million increase in the debt component of AFUDC due to new generation projects at the Turk Plant and Stall Unit.
  - A $2 million decrease in interest expense due to a decrease in short-term debt outstanding.

  These decreases were partially offset by:
  - A $5 million increase in interest expense due to an increase in long-term debt outstanding during the first six months of 2009.
- Income Tax Expense decreased $16 million primarily due to the regulatory accounting treatment of state income taxes and other book/tax differences which are accounted for on a flow-through basis and the consolidated tax savings benefit from Parent losses.

Reconciliation of Year Ended December 31, 2007 to Year Ended December 31, 2008
Income Before Extraordinary Loss
(in millions)

Year Ended December 31, 2007		$ 70
Changes in Gross Margin:		
Retail Margins (a)	56	
Transmission Revenues	9	
Other	(2)	
Total Change in Gross Margin		63
Total Expenses and Other:		
Other Operation and Maintenance	(26)	
Depreciation and Amortization	(6)	
Taxes Other Than Income Taxes	7	
Other Income	36	
Interest Expense	(33)	
Total Expenses and Other		(22)
Income Tax Expense		(15)
Year Ended December 31, 2008		$ 96

(a) Includes firm wholesale sales to municipals and cooperatives.

The major components of the increase in Gross Margin, defined as revenues less the related direct cost of fuel, including consumption of chemicals and emissions allowances, and purchased power were as follows:

- Retail Margins increased $56 million primarily due to the following:
  - A $22 million net favorable effect of the recognition of off-system sales margins as ordered by the FERC in November 2008.
  - A $31 million increase in fuel recovery resulting from a $17 million refund provision booked in 2007 pursuant to an unfavorable Administrative Law Judge ruling in the Texas Fuel Reconciliation proceeding, lower fuel expense of $5 million, lower purchased power capacity expense of $5 million and increased wholesale revenue of $2 million.
- Transmission Revenues increased $9 million primarily due to higher rates in the SPP region.
- Other revenues decreased $2 million primarily due to a $12 million decrease in gains on sales of emission allowances, partially offset by a $9 million revenue increase in coal deliveries from SWEPCo's mining subsidiary, Dolet Hills Lignite Company, LLC, to Cleco Corporation, a nonaffiliated entity. The increase in coal deliveries was the result of planned and forced outages during 2007 at the Dolet Hills Generating Station, which is jointly-owned by SWEPCo and Cleco Corporation. The increased revenue from coal deliveries was offset by a corresponding increase in Other Operation and Maintenance expenses from mining operations as discussed below.

Total Expenses and Other and Income Tax Expense changed between years as indicated:

- Other Operation and Maintenance expenses increased $26 million primarily due to the following:
  - A $12 million increase in expenses for coal deliveries from SWEPCo's mining subsidiary, Dolet Hills Lignite Company, LLC. The increased expenses for coal deliveries were partially offset by a corresponding increase in revenues from mining operations as discussed above.
  - A $10 million increase in distribution expenses associated with storm restoration expenses from Hurricanes Ike and Gustav.
- Depreciation and Amortization expenses increased $6 million primarily due to higher depreciable asset balances.
- Taxes Other Than Income Taxes decreased $7 million primarily due to a decrease in state and local franchise tax from refunds related to prior years.
- Other Income increased $36 million primarily due to the following:
  - A $26 million of interest income from the AEP East companies for the refund of off-system sales margins in accordance with the FERC's order related to the SIA.
  - A $6 million increase in interest income resulting from fuel under-recovery, a Texas franchise tax refund and increased lending to affiliated companies.
  - A $5 million increase in the equity component of AFUDC as a result of construction at the Turk Plant and Stall Unit.
- Interest Expense increased $33 million primarily due to the following:
  - Interest expense of $17 million to customers for off-system sales margins in accordance with the FERC's order related to the SIA.
  - A $27 million increase from higher long-term debt outstanding, partially offset by a $10 million increase in the debt component of AFUDC due to new generation projects and a $3 million decrease in interest expense due to decreased borrowing from affiliated companies.
- Income Tax Expense increased $15 million primarily due to an increase in pretax book income and state income taxes, partially offset by the recording of federal income tax adjustments.

FINANCIAL CONDITION

LIQUIDITY

SWEPCo participates in the Utility Money Pool, which provides access to AEP's liquidity. SWEPCo relies upon cash flows from operations and access to the Utility Money Pool to fund current operations and capital expenditures. See the "Combined Management's Discussion and Analysis of Registrant Subsidiaries" section beginning on page I-1 for additional discussion of liquidity.

Credit Ratings

SWEPCo's credit ratings as of December 31, 2009 were as follows:

	Moody's	S&P	Fitch
Senior Unsecured Debt	Baa3	BBB	BBB+

S&P and Moody's have SWEPCo on stable outlook. In July 2009, Fitch changed its rating outlook for SWEPCo from stable to negative. If SWEPCo receives a downgrade from any of the rating agencies, its borrowing costs could increase and access to borrowed funds could be negatively affected.

CASH FLOW

Cash flows for 2009, 2008 and 2007 were as follows:

| | **Years Ended December 31,** | | |
	2009	**2008**	**2007**
	(in thousands)		
Cash and Cash Equivalents at Beginning of Period	$ 1,910	$ 1,742	$ 2,618
Cash Flows from (Used for):			
Operating Activities	410,820	224,210	168,272
Investing Activities	(556,487)	(692,345)	(503,819)
Financing Activities	145,418	468,303	334,671
Net Increase (Decrease) in Cash and Cash Equivalents	(249)	168	(876)
Cash and Cash Equivalents at End of Period	$ 1,661	$ 1,910	$ 1,742

Operating Activities

Net Cash Flows from Operating Activities were $411 million in 2009. SWEPCo produced Net Income of $117 million during the period and had noncash expense items of $145 million for Depreciation and Amortization and $28 million for Deferred Income Taxes, partially offset by $47 million in Allowance for Equity Funds Used During Construction. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $113 million inflow from Accounts Receivable, Net was a result of receiving the SIA refund from the AEP East companies and billed sale of receivables. The $41 million inflow from Accounts Payable was due to a new gas transportation contract, fuel received but not billed and unbilled sale of receivables. The $26 million outflow from Fuel, Materials and Supplies was due to higher coal inventories at Sabine Mining Company. The $25 million outflow from Accrued Taxes, Net was the result of tax payments for prior year liabilities and decreased accruals related to property and income taxes. The $68 million inflow from Fuel Over/Under-Recovery, Net was due to higher fuel cost recovery in Arkansas and Texas.

Net Cash Flows from Operating Activities were $224 million in 2008. SWEPCo produced Net Income of $96 million during the period and had noncash expense items of $145 million for Depreciation and Amortization and $62 million for Deferred Income Taxes. SWEPCo recorded a Provision for SIA Refund of $54 million to its customers for off-system sales margins to be received from the AEP East companies as ordered by the FERC related to the SIA. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $52 million change in Accounts Receivable, Net was primarily the result of the refund to be received from the AEP East companies related to the SIA. The $36 million outflow from Accounts Payable was primarily due to a decrease in purchased power payables. The $25 million outflow from Fuel, Materials and Supplies was primarily due to higher coal and fuel-related costs. The $87 million outflow from Fuel Over/Under-Recovery, Net was the result of higher fuel costs.

Net Cash Flows from Operating Activities were $168 million in 2007. SWEPCo produced Net Income of $70 million during the period and had noncash expense items of $139 million for Depreciation and Amortization and $17 million related to the Provision for Fuel Disallowance recorded as the result of an Administrative Law Judge ruling in SWEPCo's Texas fuel reconciliation proceeding. The other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital, as well as items that represent future rights or obligations to receive or pay cash, such as regulatory assets and liabilities. The activity in working capital relates to a number of items. The $37 million outflow from Accounts Payable was primarily due to the timing of fuel payments at the end of the year. The $23 million inflow from Margin Deposits was due to decreased trading-related deposits resulting from normal trading activities. The $21 million inflow from Accounts Receivable, Net was primarily due to the assignment of certain ERCOT contracts to an affiliated company. The $26 million outflow from Fuel Over/Under-Recovery, Net was due to under-recovery of higher fuel costs.

Investing Activities

Net Cash Flows Used for Investing Activities during 2009, 2008 and 2007 were $556 million, $692 million and $504 million, respectively. Construction Expenditures of $597 million, $692 million and $505 million in 2009, 2008 and 2007, respectively, were primarily related to new generation projects at the Turk Plant, Stall Unit and Mattison Plant. During 2009, SWEPCo increased its loans to the Utility Money Pool by $35 million, acquired the Red River Mining Company for $16 million and purchased 50% of the Oxbow Lignite Mining Company, LLC membership interest for $13 million. These outflows in 2009 were partially offset by $106 million in proceeds from sales of assets primarily relating to the sale of a portion of Turk Plant to joint owners.

Financing Activities

Net Cash Flows from Financing Activities were $145 million during 2009. During the year, SWEPCo received capital contributions from the Parent of $143 million.

Net Cash Flows from Financing Activities were $468 million during 2008. During the year, SWEPCo issued $400 million of Senior Unsecured Notes and received capital contributions from the Parent of $200 million. These inflows were partially offset by the retirement of $160 million of Long-term Debt – Nonaffiliated.

Net Cash Flows from Financing Activities were $335 million during 2007. SWEPCo issued $550 million of Senior Unsecured Notes and $25 million of Notes Payable. SWEPCo also received capital contributions from the Parent of $85 million. These inflows were partially offset by reduced borrowings from the Utility Money Pool of $187 million and the retirement of $90 million of First Mortgage Bonds. SWEPCo also had a net outflow of $17 million due to credit facility repayments.

SUMMARY OBLIGATION INFORMATION

SWEPCo's contractual cash obligations include amounts reported on SWEPCo's Consolidated Balance Sheets and other obligations disclosed in the footnotes. The following table summarizes SWEPCo's contractual cash obligations at December 31, 2009:

Payments Due by Period
(in millions)

Contractual Cash Obligations	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Short-term Debt (a)	$ 6.9	$ -	$ -	$ -	$ 6.9
Interest on Fixed Rate Portion of Long-term Debt (b)	80.2	154.8	151.3	252.3	638.6
Fixed Rate Portion of Long-term Debt (c)	54.4	62.6	-	1,306.7	1,423.7
Variable Rate Portion of Long-term Debt (d)	-	-	-	53.5	53.5
Capital Lease Obligations (e)	24.9	53.6	38.1	84.8	201.4
Noncancelable Operating Leases (e)	6.7	17.9	3.9	13.6	42.1
Fuel Purchase Contracts (f)	363.6	622.7	361.1	2,848.0	4,195.4
Energy and Capacity Purchase Contracts (g)	21.3	38.3	39.2	304.7	403.5
Construction Contracts for Capital Assets (h)	170.2	386.1	262.3	-	818.6
Total	$ 728.2	$ 1,336.0	$ 855.9	$ 4,863.6	$ 7,783.7

(a) Represents principal only excluding interest.
(b) Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2009 and do not reflect anticipated future refinancings, early redemptions or debt issuances.
(c) See "Long-term Debt" section of Note 14. Represents principal only excluding interest.
(d) See "Long-term Debt" section of Note 14. Represents principal only excluding interest. Variable rate debt had an interest rate of 0.82% at December 31, 2009.
(e) See Note 13.
(f) Represents contractual obligations to purchase coal, natural gas and other consumables as fuel for electric generation along with related transportation of the fuel.
(g) Represents contractual obligations for energy and capacity purchase contracts.
(h) Represents only capital assets that are contractual obligations. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

SWEPCo's $9 million liability related to uncertainty in Income Taxes is not included above because SWEPCo cannot reasonably estimate the cash flows by period.

AEP's pension funding requirements are not included in the above table. As of December 31, 2009, AEP expects to make contributions to the pension plans totaling $160 million in 2010. Estimated contributions of $286 million in 2011 and $296 million in 2012 may vary significantly based on market returns, changes in actuarial assumptions and other factors.

In addition to the amounts disclosed in the contractual cash obligations table above, SWEPCo makes additional commitments in the normal course of business. SWEPCo's commitments outstanding at December 31, 2009 under these agreements are summarized in the table below:

Amount of Commitment Expiration Per Period
(in millions)

Other Commercial Commitments	Less Than 1 year	2-3 years	4-5 years	After 5 years	Total
Standby Letters of Credit (a)	$ 4.4	$ -	$ -	$ -	$ 4.4
Guarantees of the Performance of Outside Parties (b)	-	-	-	65.0	65.0
Total	$ 4.4	$ -	$ -	$ 65.0	$ 69.4

(a) SWEPCo enters into standby letters of credit (LOCs) with third parties. These LOCs cover items such as insurance programs, security deposits, debt service reserves and variable rate Pollution Control Bonds. All of these LOCs were issued in SWEPCo's ordinary course of business. There is no collateral held in relation to any guarantees in excess of SWEPCo's ownership percentages. In the event any LOC is drawn, there is no recourse to third parties. The maximum future payments of these LOCs are $4.4 million maturing in December 2010. See "Letters of Credit" section of Note 6.
(b) See "Guarantees of Third-Party Obligations" section of Note 6.

REGULATORY ACTIVITY

Arkansas Regulatory Activity

The APSC approved a base rate increase that provides for an $18 million annual increase in revenues effective December 2009 and a decrease in annual depreciation rates of $12 million. The order also includes a separate rider of approximately $11 million annually for the recovery of carrying costs, depreciation and operation and maintenance expenses on the Stall Unit once it is placed in service as expected in mid-2010.

Texas Regulatory Activity

In August 2009, SWEPCo filed a rate case with the PUCT to increase its base rates by approximately $75 million annually including a return on equity of 11.5%. The filing includes financing cost riders of $32 million related to construction of the Stall Unit and Turk Plant, a vegetation management rider of $16 million and other requested increases of $27 million. The March 2010 hearings were suspended for the parties to pursue settlement discussions.

SIGNIFICANT FACTORS

REGULATORY ISSUES

Turk Plant

SWEPCo is currently constructing the Turk Plant, a new base load 600 MW pulverized coal ultra-supercritical generating unit in Arkansas, which is expected to be in-service in 2012. SWEPCo owns 73% of the Turk Plant and will operate the completed facility. The Turk Plant is currently estimated to cost $1.6 billion, excluding AFUDC, with SWEPCo's share estimated to cost $1.2 billion, excluding AFUDC. Notices of appeal are outstanding at the Arkansas Supreme Court and the Circuit Court of Hempstead County, Arkansas. Complaints are also outstanding at the LPSC and the Federal District Court for the Western District of Arkansas. See "Turk Plant" section of Note 4.

LITIGATION AND ENVIRONMENTAL ISSUES

In the ordinary course of business, SWEPCo is involved in employment, commercial, environmental and regulatory litigation. Since it is difficult to predict the outcome of these proceedings, management cannot state what the eventual outcome of these proceedings will be, or what the timing of the amount of any loss, fine or penalty may be. Management does, however, assess the probability of loss for such contingencies and accrue a liability for cases which have a probable likelihood of loss and the loss amount can be estimated. For details on regulatory proceedings and pending litigation, see Note 4 – Rate Matters and Note 6 – Commitments, Guarantees and Contingencies. Adverse results in these proceedings have the potential to materially affect SWEPCo's net income, financial condition and cash flows.

See the "Significant Factors" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for additional discussion of relevant significant factors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

See the "Critical Accounting Policies and Estimates" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the estimates and judgments required for regulatory accounting, revenue recognition, the valuation of long-lived assets and pension and other postretirement benefits.

See the "New Accounting Pronouncements" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of the adoption and impact of new accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

See "Quantitative And Qualitative Disclosures About Risk Management Activities" section of "Combined Management's Discussion and Analysis of Registrant Subsidiaries" beginning on page I-1 for a discussion of risk management activities.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
REVENUES			
Electric Generation, Transmission and Distribution	$ 1,315,056	$ 1,458,027	$ 1,393,582
Sales to AEP Affiliates	29,318	50,842	53,102
Lignite Revenues – Nonaffiliated	43,239	44,366	35,031
Other Revenues	1,689	1,527	1,747
TOTAL REVENUES	1,389,302	1,554,762	1,483,462
EXPENSES			
Fuel and Other Consumables Used for Electric Generation	495,928	523,361	515,565
Purchased Electricity for Resale	127,170	164,466	209,754
Purchased Electricity from AEP Affiliates	42,712	118,773	72,895
Other Operation	249,792	260,186	234,726
Maintenance	105,602	111,273	110,270
Depreciation and Amortization	145,144	145,011	139,241
Taxes Other Than Income Taxes	60,442	59,047	66,309
TOTAL EXPENSES	1,226,790	1,382,117	1,348,760
OPERATING INCOME	162,512	172,645	134,702
Other Income (Expense):			
Interest Income	1,286	35,086	3,007
Allowance for Equity Funds Used During Construction	46,737	14,908	10,243
Interest Expense	(70,500)	(93,150)	(60,619)
INCOME BEFORE INCOME TAX EXPENSE AND EQUITY EARNINGS (LOSS)	140,035	129,489	87,333
Income Tax Expense	17,511	33,041	17,561
Equity Earnings (Loss) of Unconsolidated Subsidiaries	4	(3)	(1)
INCOME BEFORE EXTRAORDINARY LOSS	122,528	96,445	69,771
EXTRAORDINARY LOSS, NET OF TAX	(5,325)	-	-
NET INCOME	117,203	96,445	69,771
Less: Net Income Attributable to Noncontrolling Interest	3,130	3,691	3,507
NET INCOME ATTRIBUTABLE TO SWEPCo SHAREHOLDERS	114,073	92,754	66,264
Less: Preferred Stock Dividend Requirements	229	229	229
EARNINGS ATTRIBUTABLE TO SWEPCo COMMON SHAREHOLDER	$ 113,844	$ 92,525	$ 66,035

The common stock of SWEPCo is wholly-owned by AEP.

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF CHANGES IN
EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	SWEPCo Common Shareholder					
	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total
TOTAL EQUITY – DECEMBER 31, 2006	$ 135,660	$ 245,003	$ 459,338	$ (18,799)	$ 1,815	$ 823,017
Adoption of Guidance for Uncertainty in Income Taxes, Net of Tax			(1,642)			(1,642)
Capital Contribution from Parent		85,000				85,000
Common Stock Dividends – Nonaffiliated					(3,646)	(3,646)
Preferred Stock Dividends			(229)			(229)
SUBTOTAL – EQUITY						902,500
COMPREHENSIVE INCOME						
Other Comprehensive Income, Net of Taxes:						
Cash Flow Hedges, Net of Tax of $215				389	11	400
Pension and OPEB Funded Status, Net of Tax of $1,061				1,971		1,971
NET INCOME			66,264		3,507	69,771
TOTAL COMPREHENSIVE INCOME						72,142
TOTAL EQUITY – DECEMBER 31, 2007	135,660	330,003	523,731	(16,439)	1,687	974,642
Adoption of Guidance for Split-Dollar Life Insurance Accounting, Net of Tax of $622			(1,156)			(1,156)
Adoption of Guidance for Fair Value Accounting, Net of Tax of $6			10			10
Capital Contribution from Parent		200,000				200,000
Common Stock Dividends – Nonaffiliated					(5,109)	(5,109)
Preferred Stock Dividends			(229)			(229)
SUBTOTAL – EQUITY						1,168,158
COMPREHENSIVE INCOME						
Other Comprehensive Income (Loss), Net of Taxes:						
Cash Flow Hedges, Net of Tax of $56				97	7	104
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $507				941		941
Pension and OPEB Funded Status, Net of Tax of $9,003				(16,719)		(16,719)
NET INCOME			92,754		3,691	96,445
TOTAL COMPREHENSIVE INCOME						80,771
TOTAL EQUITY – DECEMBER 31, 2008	135,660	530,003	615,110	(32,120)	276	1,248,929
Capital Contribution from Parent		142,500				142,500
Common Stock Dividends – Nonaffiliated					(3,375)	(3,375)
Preferred Stock Dividends			(229)			(229)
Other Changes in Equity		2,476	(2,476)			-
SUBTOTAL –EQUITY						1,387,825
COMPREHENSIVE INCOME						
Other Comprehensive Income, Net of Taxes:						
Cash Flow Hedges, Net of Tax of $533				989		989
Reapplication of Regulated Operations Accounting Guidance for Pensions, Net of Tax of $8,223				15,271		15,271
Amortization of Pension and OPEB Deferred Costs, Net of Tax of $928				1,724		1,724
Pension and OPEB Funded Status, Net of Tax of $617				1,145		1,145
NET INCOME			114,073		3,130	117,203
TOTAL COMPREHENSIVE INCOME						136,332
TOTAL EQUITY – DECEMBER 31, 2009	$ 135,660	$ 674,979	$ 726,478	$ (12,991)	$ 31	$ 1,524,157

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
ASSETS
December 31, 2009 and 2008
(in thousands)

	2009	2008
CURRENT ASSETS		
Cash and Cash Equivalents	$ 1,661	$ 1,910
Advances to Affiliates	34,883	-
Accounts Receivable:		
Customers	46,657	53,506
Affiliated Companies	19,542	121,928
Miscellaneous	9,952	12,052
Allowance for Uncollectible Accounts	(64)	(135)
Total Accounts Receivable	76,087	187,351
Fuel	121,453	100,018
Materials and Supplies	54,484	49,724
Risk Management Assets	3,049	8,185
Deferred Tax Benefits	13,820	-
Accrued Tax Benefits	16,164	-
Regulatory Asset for Under-Recovered Fuel Costs	1,639	75,006
Prepayments and Other Current Assets	20,503	20,147
TOTAL CURRENT ASSETS	343,743	442,341
PROPERTY, PLANT AND EQUIPMENT		
Electric:		
Production	1,837,318	1,808,482
Transmission	870,069	786,731
Distribution	1,447,559	1,400,952
Other Property, Plant and Equipment	733,310	711,260
Construction Work in Progress	1,176,639	869,103
Total Property, Plant and Equipment	6,064,895	5,576,528
Accumulated Depreciation and Amortization	2,086,333	2,014,154
TOTAL PROPERTY, PLANT AND EQUIPMENT – NET	3,978,562	3,562,374
OTHER NONCURRENT ASSETS		
Regulatory Assets	268,165	210,174
Long-term Risk Management Assets	84	1,500
Deferred Charges and Other Noncurrent Assets	49,479	36,696
TOTAL OTHER NONCURRENT ASSETS	317,728	248,370
TOTAL ASSETS	$ 4,640,033	$ 4,253,085

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED BALANCE SHEETS
LIABILITIES AND EQUITY
December 31, 2009 and 2008

	2009	2008
	(in thousands)	
CURRENT LIABILITIES		
Advances from Affiliates	$ -	$ 2,526
Accounts Payable:		
General	160,870	133,538
Affiliated Companies	59,818	51,040
Short-term Debt – Nonaffiliated	6,890	7,172
Long-term Debt Due Within One Year – Nonaffiliated	4,406	4,406
Long-term Debt Due Within One Year – Affiliated	50,000	-
Risk Management Liabilities	844	6,735
Customer Deposits	41,269	35,622
Accrued Taxes	24,720	33,744
Accrued Interest	33,179	36,647
Obligations Under Capital Leases	14,617	13,574
Regulatory Liability for Over-Recovered Fuel Costs	13,762	5,162
Provision for SIA Refund	19,307	54,100
Other Current Liabilities	71,781	83,799
TOTAL CURRENT LIABILITIES	501,463	468,065
NONCURRENT LIABILITIES		
Long-term Debt – Nonaffiliated	1,419,747	1,423,743
Long-term Debt – Affiliated	-	50,000
Long-term Risk Management Liabilities	221	516
Deferred Income Taxes	485,936	403,125
Regulatory Liabilities and Deferred Investment Tax Credits	333,935	335,749
Asset Retirement Obligations	60,562	53,433
Employee Benefits and Pension Obligations	125,956	117,772
Obligations Under Capital Leases	134,044	99,151
Deferred Credits and Other Noncurrent Liabilities	49,315	47,905
TOTAL NONCURRENT LIABILITIES	2,609,716	2,531,394
TOTAL LIABILITIES	3,111,179	2,999,459
Cumulative Preferred Stock Not Subject to Mandatory Redemption	4,697	4,697
Rate Matters (Note 4)		
Commitments and Contingencies (Note 6)		
EQUITY		
Common Stock – Par Value – $18 Per Share:		
Authorized – 7,600,000 Shares		
Outstanding – 7,536,640 Shares	135,660	135,660
Paid-in Capital	674,979	530,003
Retained Earnings	726,478	615,110
Accumulated Other Comprehensive Income (Loss)	(12,991)	(32,120)
TOTAL COMMON SHAREHOLDER'S EQUITY	1,524,126	1,248,653
Noncontrolling Interest	31	276
TOTAL EQUITY	1,524,157	1,248,929
TOTAL LIABILITIES AND EQUITY	$ 4,640,033	$ 4,253,085

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

	2009	2008	2007
OPERATING ACTIVITIES			
Net Income	$ 117,203	$ 96,445	$ 69,771
Adjustments to Reconcile Net Income to Net Cash Flows from			
Operating Activities:			
Depreciation and Amortization	145,144	145,011	139,241
Deferred Income Taxes	28,016	62,060	(21,935)
Provision for Fuel Disallowance	-	-	17,011
Provision for SIA Refund	-	54,100	-
Extraordinary Loss, Net of Tax	5,325	-	-
Allowance for Equity Funds Used During Construction	(46,737)	(14,908)	(10,243)
Mark-to-Market of Risk Management Contracts	650	5,294	12,383
Fuel Over/Under-Recovery, Net	68,024	(86,864)	(26,003)
Change in Other Noncurrent Assets	20,333	27,121	23,530
Change in Other Noncurrent Liabilities	6,801	(7,689)	(21,517)
Changes in Certain Components of Working Capital:			
Accounts Receivable, Net	113,134	(52,375)	21,413
Fuel, Materials and Supplies	(26,190)	(25,427)	(8,877)
Margin Deposits	897	9,180	22,952
Accounts Payable	40,981	(36,422)	(37,214)
Accrued Taxes, Net	(25,252)	8,015	(2,453)
Accrued Interest	(3,468)	19,612	4,362
Other Current Assets	(197)	(1,252)	871
Other Current Liabilities	(33,844)	22,309	(15,020)
Net Cash Flows from Operating Activities	410,820	224,210	168,272
INVESTING ACTIVITIES			
Construction Expenditures	(596,581)	(692,162)	(504,645)
Change in Advances to Affiliates, Net	(34,883)	-	-
Equity Investment in Oxbow Lignite Company	(12,873)	-	-
Acquisitions of Assets	(1,989)	(1,133)	-
Acquisition of Red River Mining Company	(15,650)	-	-
Proceeds from Sales of Assets	105,999	1,107	948
Other Investing Activities	(510)	(157)	(122)
Net Cash Flows Used for Investing Activities	(556,487)	(692,345)	(503,819)
FINANCING ACTIVITIES			
Capital Contribution from Parent	142,500	200,000	85,000
Issuance of Long-term Debt – Nonaffiliated	-	437,042	569,078
Borrowings from Revolving Credit Facilities	126,903	86,095	85,019
Change in Advances from Affiliates, Net	(2,526)	961	(187,400)
Retirement of Long-term Debt – Nonaffiliated	(4,406)	(160,444)	(102,312)
Repayments to Revolving Credit Facilities	(127,185)	(79,208)	(101,877)
Proceeds from Dragline Sale/Leaseback	22,831	-	-
Principal Payments for Capital Lease Obligations	(10,952)	(11,511)	(8,962)
Dividends Paid on Common Stock – Nonaffiliated	(3,375)	(5,109)	(3,646)
Dividends Paid on Cumulative Preferred Stock	(229)	(229)	(229)
Other Financing Activities	1,857	706	-
Net Cash Flows from Financing Activities	145,418	468,303	334,671
Net Increase (Decrease) in Cash and Cash Equivalents	(249)	168	(876)
Cash and Cash Equivalents at Beginning of Period	1,910	1,742	2,618
Cash and Cash Equivalents at End of Period	$ 1,661	$ 1,910	$ 1,742
SUPPLEMENTARY INFORMATION			
Cash Paid for Interest, Net of Capitalized Amounts	$ 80,671	$ 47,029	$ 53,000
Net Cash Paid (Received) for Income Taxes	19,615	(33,275)	47,069
Noncash Acquisitions Under Capital Leases	51,217	25,398	24,481
Construction Expenditures Included in Accounts Payable at December 31,	71,431	76,826	59,898
SIA Refund Included in Accounts Receivable at December 31,	-	85,248	-

See Notes to Financial Statements of Registrant Subsidiaries beginning on page H-1.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
INDEX TO NOTES TO FINANCIAL STATEMENTS OF REGISTRANT SUBSIDIARIES

The notes to SWEPCo's consolidated financial statements are combined with the notes to financial statements for other registrant subsidiaries. Listed below are the notes that apply to SWEPCo. The footnotes begin on page H-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Southwestern Electric Power Company:

We have audited the accompanying consolidated balance sheets of Southwestern Electric Power Company Consolidated (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southwestern Electric Power Company Consolidated as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements were retrospectively adjusted to reflect the adoption of FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*.

/s/Deloitte & Touche LLP

Columbus, Ohio
February 26, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Southwestern Electric Power Company Consolidated (SWEPCo) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. SWEPCo's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of SWEPCo's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, SWEPCo's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of SWEPCo's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by SWEPCo's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit SWEPCo's to provide only management's report in this annual report.

INDEX TO NOTES TO FINANCIAL STATEMENTS OF REGISTRANT SUBSIDIARIES

The notes to financial statements that follow are a combined presentation for the Registrant Subsidiaries.   The following list indicates the registrants to which the footnotes apply:

1.	Organization and Summary of Significant Accounting Policies	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
2.	New Accounting Pronouncements and Extraordinary Items	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
3.	Goodwill and Other Intangible Assets	SWEPCo
4.	Rate Matters	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
5.	Effects of Regulation	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
6.	Commitments, Guarantees and Contingencies	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
7.	Acquisitions	CSPCo, SWEPCo
8.	Benefit Plans	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
9.	Business Segments	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
10.	Derivatives and Hedging	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
11.	Fair Value Measurements	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
12.	Income Taxes	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
13.	Leases	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
14.	Financing Activities	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
15.	Related Party Transactions	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
16.	Property, Plant and Equipment	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo
17.	Unaudited Quarterly Financial Information	APCo, CSPCo, I&M, OPCo, PSO, SWEPCo

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The principal business conducted by AEP's Registrant Subsidiaries is the generation, transmission and distribution of electric power. These companies are subject to regulation by the FERC under the Federal Power Act and the Energy Policy Act of 2005 and maintain accounts in accordance with the FERC and other regulatory guidelines. These companies are subject to further regulation with regard to rates and other matters by state regulatory commissions.

The Registrant Subsidiaries engage in wholesale electricity marketing and risk management activities in the United States. In addition, I&M provides barging services to both affiliated and nonaffiliated companies and SWEPCo, through consolidated affiliates, conducts lignite mining operations to fuel certain of its generation facilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rates and Service Regulation

The Registrant Subsidiaries' rates are regulated by the FERC and state regulatory commissions in the nine state operating territories in which they operate. The FERC also regulates the Registrant Subsidiaries' affiliated transactions, including AEPSC intercompany service billings which are generally at cost, under the 2005 Public Utility Holding Company Act and the Federal Power Act. The FERC also has jurisdiction over the issuances and acquisitions of securities of the public utility subsidiaries, the acquisition or sale of certain utility assets and mergers with another electric utility or holding company. For non-power goods and services, the FERC requires that a nonregulated affiliate can bill an affiliated public utility company no more than market while a public utility must bill the higher of cost or market to a nonregulated affiliate. The state regulatory commissions in Virginia and West Virginia also regulate certain intercompany transactions under their affiliate statutes.

The FERC regulates wholesale power markets and wholesale power transactions. The Registrant Subsidiaries' wholesale power transactions are generally market-based. They are cost-based regulated when the Registrant Subsidiaries negotiate and file a cost-based contract with the FERC or the FERC determines that the Registrant Subsidiaries have "market power" in the region where the transaction occurs. The Registrant Subsidiaries have entered into wholesale power supply contracts with various municipalities and cooperatives that are FERC-regulated, cost-based contracts. These contracts are generally formula rate mechanisms, which are trued up to actual costs annually. PSO's and SWEPCo's wholesale power transactions in the SPP region are cost-based due to PSO and SWEPCo having market power in the SPP region.

The state regulatory commissions regulate all of the distribution operations and rates of the Registrant Subsidiaries retail public utilities on a cost basis. They also regulate the retail generation/power supply operations and rates except in Ohio. The ESP rates in Ohio continue the process of increasing generation/power supply rates over time to approach market rates. SWEPCo operates in the SPP area which includes a portion of Texas. In 2009, the Texas legislature amended its restructuring legislation for the generation portion of SWEPCo's Texas retail jurisdiction to delay indefinitely restructuring requirements. As a result, SWEPCo reapplied accounting guidance for "Regulated Operations" to its Texas generation operations. In 2007, Virginia legislation ended a transition to market-based rates and returned APCo's retail generation/supply business to cost-based regulation.

The FERC also regulates the Registrant Subsidiaries' wholesale transmission operations and rates. The FERC claims jurisdiction over retail transmission rates when retail rates are unbundled in connection with restructuring. CSPCo's and OPCo's retail transmission rates in Ohio, APCo's retail transmission rates in Virginia and I&M's retail transmission rates in Michigan are unbundled. CSPCo's and OPCo's retail transmission rates in Ohio and APCo's retail transmission rates in Virginia are based on the FERC's Open Access Transmission Tariff (OATT) rates that are cost-based. Although I&M's retail transmission rates in Michigan are unbundled, retail transmission rates are regulated, on a cost basis, by the Michigan Public Service Commission. Bundled retail transmission rates are regulated, on a cost basis, by the state commissions.

In addition, the FERC regulates the SIA, the Interconnection Agreement, the CSW Operating Agreement, the System Transmission Integration Agreement, the Transmission Agreement, the Transmission Coordination Agreement and the AEP System Interim Allowance Agreement, all of which allocate shared system costs and revenues to the Registrant Subsidiaries that are parties to each agreement.

Both the FERC and state regulatory commissions are permitted to review and audit the books and records of any company within a public utility holding company system.

Principles of Consolidation

The consolidated financial statements for APCo and CSPCo include the Registrant Subsidiary and its wholly-owned subsidiaries. The consolidated financial statements for I&M include the Registrant Subsidiary, its wholly-owned subsidiaries and DCC Fuel, LLC (a substantially-controlled variable interest entity (VIE)). The consolidated financial statements for SWEPCo include the Registrant Subsidiary, its wholly-owned subsidiaries and Sabine (a substantially-controlled VIE). The consolidated financial statements for OPCo include the Registrant Subsidiary and JMG (a substantially-controlled VIE that was dissolved in December 2009). Intercompany items are eliminated in consolidation. The Registrant Subsidiaries use the equity method of accounting for equity investments where they exercise significant influence but do not hold a controlling financial interest. Such investments are recorded as Deferred Charges and Other Noncurrent Assets on the balance sheets; equity earnings are included in Equity Earnings of Unconsolidated Subsidiaries on the statements of income. For years, CSPCo, OPCo, PSO and SWEPCo have had ownership interests in generating units that are jointly-owned with nonaffiliated companies. The proportionate share of the operating costs associated with such facilities is included in the income statements and the assets and liabilities are reflected in the balance sheets. See "Variable Interest Entities" section of Note 15.

Accounting for the Effects of Cost-Based Regulation

As rate-regulated electric public utility companies, the Registrant Subsidiaries financial statements reflect the actions of regulators that result in the recognition of certain revenues and expenses in different time periods than enterprises that are not rate-regulated. In accordance with accounting guidance for "Regulated Operations," the Registrant Subsidiaries record regulatory assets (deferred expenses) and regulatory liabilities (future revenue reductions or refunds) to reflect the economic effects of regulation by matching expenses with their recovery through regulated revenues and income with its passage to customers through the reduction of regulated revenues. Due to the passage of legislation requiring restructuring and a transition to customer choice and market-based rates, CSPCo and OPCo discontinued the application of "Regulated Operations" accounting treatment for the generation portion of their business. In 2009, the Texas legislature amended its restructuring legislation for the generation portion of SWEPCo's Texas retail jurisdiction to delay indefinitely restructuring requirements. As a result, SWEPCo reapplied accounting guidance for "Regulated Operations" to its Texas generation operations. In 2007, the Virginia legislature also amended its restructuring legislation to provide for the re-regulation of generation and supply business and rates on a cost basis, which resulted in the re-application of accounting guidance for "Regulated Operations" for APCo's Virginia generation operations.

Accounting guidance for "Discontinuation of Rate-Regulated Operations" requires the recognition of an impairment of stranded net regulatory assets and stranded plant costs if they are not recoverable in regulated rates. In addition, an enterprise is required to eliminate from its balance sheet the effects of any actions of regulators that had been recognized as regulatory assets and regulatory liabilities. Such impairments and adjustments are classified as an extraordinary item. Consistent with accounting guidance for "Discontinuation of Rate-Regulated Operations," APCo and SWEPCo recorded extraordinary reductions in earnings and shareholder's equity from the reapplication of "Regulated Operations" accounting guidance in 2007 and 2009, respectively.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include, but are not limited to, inventory valuation, allowance for doubtful accounts, long-lived asset impairment, unbilled electricity revenue, valuation of long-term energy contracts, the effects of regulation, long-lived asset recovery, the effects of contingencies and certain assumptions made in accounting for pension and postretirement benefits. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could ultimately differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include temporary cash investments with original maturities of three months or less.

Other Cash Deposits

Other Cash Deposits include funds held by trustees primarily for environmental construction expenditures.

Inventory

Fossil fuel inventories are generally carried at average cost. Effective January 1, 2009, with the implementation of the FAC in Ohio, OPCo and CSPCo applied "Regulated Operations" accounting guidance for the fuel operations portion of their business and changed their inventory valuation method from lower of average cost or market to average cost. The change had no impact on OPCo's and CSPCo's inventory valuation as of January 1, 2009. Materials and supplies inventories are carried at average cost.

Accounts Receivable

Customer accounts receivable primarily include receivables from wholesale and retail energy customers, receivables from energy contract counterparties related to risk management activities and customer receivables primarily related to other revenue-generating activities.

Revenue is recognized from electric power sales when power is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, the Registrant Subsidiaries accrue and recognize, as Accrued Unbilled Revenues, an estimate of the revenues for energy delivered since the last billing.

AEP Credit factors accounts receivable, excluding receivables from risk management activities, through purchase agreements with CSPCo, I&M, KGPCo, KPCo, OPCo, PSO, SWEPCo and a portion of APCo. Since APCo does not have regulatory authority to sell accounts receivable in its West Virginia regulatory jurisdiction, only a portion of APCo's accounts receivable are sold to AEP Credit. AEP Credit has a sale of receivables agreement with bank conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires to the bank conduits and receives cash. This transaction constitutes a sale of receivables in accordance with the accounting guidance for "Transfers and Servicing," allowing the receivables to be removed from the company's balance sheet (see "Sale of Receivables - AEP Credit" section of Note 14). The new accounting guidance for "Transfers and Servicing," effective January 1, 2010, has no impact on the Registrant Subsidiaries.

Concentrations of Credit Risk and Significant Customers

The Registrant Subsidiaries do not have any significant customers that comprise 10% or more of their Operating Revenues as of December 31, 2009.

The Registrant Subsidiaries monitor credit levels and the financial condition of their customers on a continuing basis to minimize credit risk. The regulatory commissions allow recovery in rates for a reasonable level of bad debt costs. Management believes adequate provision for credit loss has been made in the accompanying registrant financial statements.

Emission Allowances

The Registrant Subsidiaries record emission allowances at cost, including the annual SO_2 and NO_x emission allowance entitlements received at no cost from the Federal EPA. They follow the inventory model for these allowances. Allowances expected to be consumed within one year are reported in Materials and Supplies for all of the Registrant Subsidiaries except CSPCo who reflects allowances in Emission Allowances. Allowances with expected consumption beyond one year are included in Deferred Charges and Other Noncurrent Assets. These allowances are consumed in the production of energy and are recorded in Fuel and Other Consumables Used for Electric Generation at an average cost. Allowances held for speculation are included in Prepayments and Other Current Assets for all the Registrant Subsidiaries except CSPCo, who reflects allowances held for speculation in Emission Allowances. The purchases and sales of allowances are reported in the Operating Activities section of the Statements of Cash Flows. The net margin on sales of emission allowances is included in Electric Generation,

Transmission and Distribution Revenues for nonaffiliated transactions and in Sales to AEP Affiliates Revenues for affiliated transactions because of its integral nature to the production process of energy and the Registrant Subsidiaries' revenue optimization strategy for their operations. The net margin on sales of emission allowances affects the determination of deferred fuel or deferred emission allowance costs and the amortization of regulatory assets for certain jurisdictions.

Property, Plant and Equipment and Equity Investments

Electric utility property, plant and equipment are stated at original purchase cost. Property, plant and equipment of nonregulated operations and equity investments are stated at fair value at acquisition (or as adjusted for any applicable impairments) plus the original cost of property acquired or constructed since the acquisition, less disposals. Additions, major replacements and betterments are added to the plant accounts. Normal and routine retirements from the plant accounts, net of salvage, are charged to accumulated depreciation for both cost-based rate-regulated and nonregulated operations under the group composite method of depreciation. The group composite method of depreciation assumes that on average, asset components are retired at the end of their useful lives and thus there is no gain or loss. The equipment in each primary electric plant account is identified as a separate group. Under the group composite method of depreciation, continuous interim routine replacements of items such as boiler tubes, pumps, motors, etc. result in the original cost, less salvage, being charged to accumulated depreciation. For the nonregulated generation assets, a gain or loss would be recorded if the retirement is not considered an interim routine replacement. The depreciation rates that are established for the generating plants take into account the past history of interim capital replacements and the amount of salvage received. These rates and the related lives are subject to periodic review. Removal costs are charged to regulatory liabilities for cost-based rate-regulated operations and charged to expense for nonregulated operations. The costs of labor, materials and overhead incurred to operate and maintain the plants are included in operating expenses.

Long-lived assets are required to be tested for impairment when it is determined that the carrying value of the assets may no longer be recoverable or when the assets meet the held for sale criteria under the accounting guidance for "Impairment or Disposal of Long-Lived Assets." Equity investments are required to be tested for impairment when it is determined there may be an other than temporary loss in value.

The fair value of an asset or investment is the amount at which that asset or investment could be bought or sold in a current transaction between willing parties, as opposed to a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. In the absence of quoted prices for identical or similar assets or investments in active markets, fair value is estimated using various internal and external valuation methods including cash flow analysis and appraisals.

Allowance for Funds Used During Construction (AFUDC) and Interest Capitalization

AFUDC represents the estimated cost of borrowed and equity funds used to finance construction projects that is capitalized and recovered through depreciation over the service life of regulated electric utility plant. For nonregulated operations, including generating assets in Ohio and Texas, interest is capitalized during construction in accordance with the accounting guidance for "Capitalization of Interest."

Valuation of Nonderivative Financial Instruments

The book values of Cash and Cash Equivalents, Other Cash Deposits, Accounts Receivable, Short-term Debt and Accounts Payable approximate fair value because of the short-term maturity of these instruments. The book value of the pre-April 1983 spent nuclear fuel disposal liability for I&M approximates the best estimate of its fair value.

Fair Value Measurements of Assets and Liabilities

The accounting guidance for "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. When quoted market prices are not available, pricing may be completed using comparable securities, dealer values, operating data and general market conditions to determine fair value. Valuation models utilize various inputs that include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, market corroborated inputs (i.e. inputs derived principally from, or correlated to, observable market data) and other observable inputs for the asset or liability.

For commercial activities, exchange traded derivatives, namely futures contracts, are generally fair valued based on unadjusted quoted prices in active markets and are classified as Level 1. Level 2 inputs primarily consist of OTC broker quotes in moderately active or less active markets, as well as exchange traded contracts where there is insufficient market liquidity to warrant inclusion in Level 1. Management verifies price curves using these broker quotes and classifies these fair values within Level 2 when substantially all of the fair value can be corroborated. Management typically obtains multiple broker quotes, which are non-binding in nature, but are based on recent trades in the marketplace. When multiple broker quotes are obtained, the quoted bid and ask prices are averaged. In certain circumstances, a broker quote may be discarded if it is a clear outlier. Management uses a historical correlation analysis between the broker quoted location and the illiquid locations and if the points are highly correlated, these locations are included within Level 2 as well. Certain OTC and bilaterally executed derivative instruments are executed in less active markets with a lower availability of pricing information. Long-dated and illiquid complex or structured transactions and FTRs can introduce the need for internally developed modeling inputs based upon extrapolations and assumptions of observable market data to estimate fair value. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3.

AEP utilizes its trustee's external pricing service in its estimate of the fair value of the underlying investments held in the benefit plan and nuclear trusts. AEP's investment managers review and validate the prices utilized by the trustee to determine fair value. AEP's investment managers perform their own valuation testing to verify the fair values of the securities. AEP receives audit reports of the trustee's operating controls and valuation processes. The trustee uses multiple pricing vendors for the assets held in the plans. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Fixed income securities do not trade on an exchange and do not have an official closing price. Pricing vendors calculate bond valuations using financial models and matrices. Fixed income securities are typically classified as Level 2 holdings because their valuation inputs are based on observable market data.   Observable inputs used for valuing fixed income securities are benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments. Investments with unobservable valuation inputs are classified as Level 3 investments. Benefit plan assets included in Level 3 are real estate and private equity investments that are valued using methods requiring judgment including appraisals.

Deferred Fuel Costs

The cost of fuel and related emission allowances and emission control chemicals/consumables is charged to Fuel and Other Consumables Used for Electric Generation expense when the fuel is burned or the allowance or consumable is utilized. The cost of fuel also includes the cost of nuclear fuel burned which is computed primarily on the units-of-production method. In regulated jurisdictions with an active FAC, fuel cost over-recoveries (the excess of fuel revenues billed to customers over applicable fuel costs incurred) are generally deferred as current regulatory liabilities and under-recoveries (the excess of applicable fuel costs incurred over fuel revenues billed to customers) are generally deferred as current regulatory assets. These deferrals are amortized when refunded or when billed to customers in later months with the state regulatory commissions' review and approval. The amount of an over-recovery or under-recovery can also be affected by actions of the state regulatory commissions. On a routine basis, state regulatory commissions review and/or audit the Registrant Subsidiaries' fuel procurement policies and practices, the fuel cost calculations and FAC deferrals. When a fuel cost disallowance becomes probable, the Registrant Subsidiaries adjust their FAC deferrals and record provisions for estimated refunds to recognize these probable outcomes. Fuel cost over-recovery and under-recovery balances are classified as noncurrent when there is a phase-in plan or the FAC has been suspended.

Changes in fuel costs, including purchased power in Indiana (beginning in July 2007) and Michigan for I&M, in Texas, Louisiana and Arkansas for SWEPCo, in Oklahoma for PSO and in Virginia and West Virginia (prior to 2009) for APCo are reflected in rates in a timely manner through the FAC. Beginning in 2009, changes in fuel costs, including purchased power in Ohio for CSPCo and OPCo and in West Virginia for APCo are reflected in rates through FAC phase-in plans. All of the profits from off-system sales are shared with customers through the FAC in

West Virginia for APCo. A portion of profits from off-system sales are shared with customers through the FAC and other rate mechanisms in Oklahoma for PSO, Texas, Louisiana and Arkansas for SWEPCo, Virginia (beginning in September 2007) for APCo and in Indiana (beginning in July 2007) and some areas of Michigan for I&M. Where the FAC or off-system sales sharing mechanism is capped, frozen or non-existent (prior to July 2007 for I&M in Indiana and prior to 2009 for CSPCo and OPCo in Ohio), changes in fuel costs or sharing of off-system sales impacted earnings.

Revenue Recognition

Regulatory Accounting

The financial statements of the Registrant Subsidiaries reflect the actions of regulators that can result in the recognition of revenues and expenses in different time periods than enterprises that are not rate-regulated. Regulatory assets (deferred expenses) and regulatory liabilities (deferred revenue reductions or refunds) are recorded to reflect the economic effects of regulation in the same accounting period by matching expenses with their recovery through regulated revenues and by matching income with its passage to customers in cost-based regulated rates.

When regulatory assets are probable of recovery through regulated rates, the Registrant Subsidiaries record them as assets on the balance sheet. The Registrant Subsidiaries test for probability of recovery at each balance sheet date or whenever new events occur. Examples of new events include the issuance of a regulatory commission order or passage of new legislation. If it is determined that recovery of a regulatory asset is no longer probable, the Registrant Subsidiaries write off that regulatory asset as a charge against income.

Traditional Electricity Supply and Delivery Activities

The Registrant Subsidiaries recognize revenues from retail and wholesale electricity sales and electricity transmission and distribution delivery services. The Registrant Subsidiaries recognize the revenues in the financial statements upon delivery of the energy to the customer and include unbilled as well as billed amounts. In accordance with the applicable state commission regulatory treatment, PSO and SWEPCo do not record the fuel portion of unbilled revenue.

Most of the power produced at the generation plants of the AEP East companies is sold to PJM, the RTO operating in the east service territory. The AEP East companies purchase power from PJM to supply power to their customers. Generally, these power sales and purchases are reported on a net basis as revenues in the statements of income. However, in 2009, there were times when the AEP East companies purchased power from PJM to serve retail load. These purchases were recorded gross as Purchased Electricity for Resale on the statements of income. Other RTOs in which the Registrant Subsidiaries operate do not function in the same manner as PJM. They function as balancing organizations and not as exchanges.

Physical energy purchases, including those from RTOs, that are identified as non-trading, but excluding PJM purchases described in the preceding paragraph, are accounted for on a gross basis in Purchased Electricity for Resale on the statements of income.

In general, the Registrant Subsidiaries record expenses upon receipt of purchased electricity and when expenses are incurred, with the exception of certain power purchase contracts that are derivatives and accounted for using MTM accounting where generation/supply rates are not cost-based regulated, such as in Ohio for CSPCo and OPCo and until April 2009 in Texas for SWEPCo. In jurisdictions where the generation/supply business is subject to cost-based regulation, the unrealized MTM amounts are deferred as regulatory assets (for losses) and regulatory liabilities (for gains).

For power purchased under derivative contracts in AEP's west zone where PSO and SWEPCo are short capacity, they defer all unrealized gains and losses as regulatory liabilities for net gains or regulatory assets for net losses that result from measuring these contracts at fair value during the period before settlement. If the contract results in the physical delivery of power from a RTO or any other counterparty, PSO and SWEPCo reverse the previously recorded unrealized gains and losses from MTM valuations and record the settled amounts gross as Purchased Energy for Resale. If the contract does not result in physical delivery, PSO and SWEPCo reverse the previously recorded unrealized gains and losses from MTM valuations and record the settled amounts as revenues in the financial statements on a net basis. See Note 10.

Energy Marketing and Risk Management Activities

AEPSC, on behalf of the Registrant Subsidiaries and KPCo, engages in wholesale electricity, coal, natural gas and emission allowances marketing and risk management activities focused on wholesale markets where the AEP System owns assets and adjacent markets. These activities include the purchase and sale of energy under forward contracts at fixed and variable prices and the buying and selling of financial energy contracts which include exchange traded futures and options, and over-the-counter options and swaps. Certain energy marketing and risk management transactions are with RTOs.

The Registrant Subsidiaries recognize revenues and expenses from wholesale marketing and risk management transactions that are not derivatives upon delivery of the commodity. The Registrant Subsidiaries use MTM accounting for wholesale marketing and risk management transactions that are derivatives unless the derivative is designated in a qualifying cash flow hedge relationship or a normal purchase or sale. The Registrant Subsidiaries include realized gains and losses on wholesale marketing and risk management transactions in revenues on a net basis on their income statements. For CSPCo and OPCo, the unrealized gains and losses on wholesale marketing and risk management transactions that are accounted for using MTM are included in revenues on a net basis on the income statements. For APCo, I&M, PSO and SWEPCo, who are subject to cost-based regulation, the unrealized MTM amounts and some realized gains and losses are deferred as regulatory assets (for losses) and regulatory liabilities (for gains). Unrealized MTM gains and losses are included on the balance sheets as Risk Management Assets or Liabilities as appropriate.

Certain qualifying wholesale marketing and risk management derivatives transactions are designated as hedges of variability in future cash flows as a result of forecasted transactions (cash flow hedge). The Registrant Subsidiaries initially record the effective portion of the cash flow hedge's gain or loss as a component of AOCI. When the forecasted transaction is realized and affects net income, the Registrant Subsidiaries subsequently reclassify the gain or loss on the hedge from AOCI into revenues or expenses within the same financial statement line item as the forecasted transaction on their income statements. For CSPCo and OPCo, the ineffective portion of the gain or loss is recognized in revenues or expense in the financial statements immediately. APCo, I&M, PSO, and SWEPCo, who are subject to cost-based regulation, defer the ineffective portion as regulatory assets (for losses) and regulatory liabilities (for gains). See "Accounting for Cash Flow Hedging Strategies" section of Note 10.

Levelization of Nuclear Refueling Outage Costs

In order to match costs with nuclear refueling cycles, I&M defers incremental operation and maintenance costs associated with periodic refueling outages at its Cook Plant and amortizes the costs over the period beginning with the month following the start of each unit's refueling outage and lasting until the end of the month in which the same unit's next scheduled refueling outage begins. I&M adjusts the amortization amount as necessary to ensure full amortization of all deferred costs by the end of the refueling cycle.

Maintenance

The Registrant Subsidiaries expense maintenance costs as incurred. If it becomes probable that the Registrant Subsidiaries will recover specifically-incurred costs through future rates, a regulatory asset is established to match the expensing of those maintenance costs with their recovery in cost-based regulated revenues. PSO defers distribution tree trimming costs above the level included in base rates and amortizes those deferrals commensurate with recovery through a rate rider in Oklahoma. PSO also amortizes deferred ice storm costs commensurate with their recovery through a rate rider.

Income Taxes and Investment Tax Credits

The Registrant Subsidiaries use the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided for all temporary differences between the book and tax basis of assets and liabilities which will result in a future tax consequence.

When the flow-through method of accounting for temporary differences is reflected in regulated revenues (that is, when deferred taxes are not included in the cost of service for determining regulated rates for electricity), deferred income taxes are recorded and related regulatory assets and liabilities are established to match the regulated revenues and tax expense.

Investment tax credits are accounted for under the flow-through method except where regulatory commissions have reflected investment tax credits in the rate-making process on a deferral basis. Investment tax credits that have been deferred are amortized over the life of the plant investment.

The Registrant Subsidiaries account for uncertain tax positions in accordance with the accounting guidance for "Income Taxes." The Registrant Subsidiaries classify interest expense or income related to uncertain tax positions as interest expense or income as appropriate and classify penalties as Other Operation.

Excise Taxes

As agents for some state and local governments, the Registrant Subsidiaries collect from customers certain excise taxes levied by those state or local governments on customers. The Registrant Subsidiaries do not record these taxes as revenue or expense.

Debt and Preferred Stock

Gains and losses from the reacquisition of debt used to finance regulated electric utility plants are deferred and amortized over the remaining term of the reacquired debt in accordance with their rate-making treatment unless the debt is refinanced. If the reacquired debt associated with the regulated business is refinanced, the reacquisition costs attributable to the portions of the business that are subject to cost-based regulatory accounting are generally deferred and amortized over the term of the replacement debt consistent with its recovery in rates. Some jurisdictions require that these costs be expensed upon reacquisition. The Registrant Subsidiaries report gains and losses on the reacquisition of debt for operations that are not subject to cost-based rate regulation in Interest Expense.

Debt discount or premium and debt issuance expenses are deferred and amortized generally utilizing the straight-line method over the term of the related debt. The straight-line method approximates the effective interest method and is consistent with the treatment in rates for regulated operations. The net amortization expense is included in Interest Expense.

Where reflected in rates, redemption premiums paid to reacquire preferred stock of Registrant Subsidiaries are included in paid-in capital and amortized to retained earnings commensurate with their recovery in rates. The excess of par value over costs of preferred stock reacquired is credited to paid-in capital and reclassified to retained earnings upon the redemption of the entire preferred stock series.

Goodwill and Intangible Assets

SWEPCo is the only Registrant Subsidiary with an intangible asset with a finite life. SWEPCo amortizes the asset over its estimated life to its residual value (see Note 3 – Goodwill and Other Intangible Assets). The Registrant Subsidiaries have no recorded goodwill or intangible assets with indefinite lives as of December 31, 2009 and 2008.

Investments Held in Trust for Future Liabilities

AEP has several trust funds with significant investments intended to provide for future payments of pension and OPEB benefits, nuclear decommissioning and spent nuclear fuel disposal. All of the trust funds' investments are diversified and managed in compliance with all laws and regulations. The investment strategy for trust funds is to use a diversified portfolio of investments to achieve an acceptable rate of return while managing the interest rate sensitivity of the assets relative to the associated liabilities. To minimize investment risk, the trust funds are broadly diversified among classes of assets, investment strategies and investment managers. Management regularly reviews the actual asset allocation and periodically rebalance the investments to targeted allocation when appropriate. Investment policies and guidelines allow investment managers in approved strategies to use financial derivatives to obtain or manage market exposures and to hedge assets and liabilities. The investments are reported at fair value under the "Fair Value Measurements and Disclosures" accounting guidance.

Benefit Plans

All benefit plan assets are invested in accordance with each plan's investment policy. The investment policy outlines the investment objectives, strategies and target asset allocations by plan.

The investment philosophies for AEP's benefit plans support the allocation of assets to minimize risks and optimizing net returns. Strategies used include:

- Maintaining a long-term investment horizon.
- Diversifying assets to help control volatility of returns at acceptable level.
- Managing fees, transaction costs and tax liabilities to maximize investment earnings.
- Using active management of investments where appropriate risk/return opportunities exist.
- Keeping portfolio structure style-neutral to limit volatility compared to applicable benchmarks.
- Using alternative asset classes such as real estate and private equity to maximize return and provide additional portfolio diversification.

The target asset allocation and allocation ranges are as follows:

Pension Plan Assets	Minimum	Target	Maximum
Domestic Equity	30.0%	35.0%	40.0%
International and Global Equity	10.0%	15.0%	20.0%
Fixed Income	35.0%	39.0%	45.0%
Real Estate	4.0%	5.0%	6.0%
Other Investments	1.0%	5.0%	7.0%
Cash	0.5%	1.0%	3.0%

OPEB Plans Assets	Minimum	Target	Maximum
Equity	61.0%	66.0%	71.0%
Fixed Income	29.0%	33.0%	37.0%
Cash	1.0%	1.0%	4.0%

The investment policy for each benefit plan contains various investment limitations. The investment policies establish concentration limits for securities. Investment policies prohibit the benefit trust funds from purchasing securities issued by AEP (with the exception of proportionate and immaterial holdings of AEP securities in passive index strategies). However, the investment policies do not preclude the benefit trust funds from receiving contributions in the form of AEP securities, provided that the AEP securities acquired by each plan may not exceed the limitations imposed by law. Each investment manager's portfolio is compared to a diversified benchmark index.

For equity investments, the limits are as follows:

- No security in excess of 5% of all equities.
- Cash equivalents must be less than 10% of an investment manager's equity portfolio.
- Individual stock must be less than 10% of each manager's equity portfolio.
- No investment in excess of 5% of an outstanding class of any company.
- No securities may be bought or sold on margin or other use of leverage.

For fixed income investments, the concentration limits must not exceed:

- 3% in one issuer
- 20% in non-US dollar denominated
- 5% private placements
- 5% convertible securities
- 60% for bonds rated AA+ or lower
- 50% for bonds rated A+ or lower
- 10% for bonds rated BBB- or lower

For obligations of non-government issuers the following limitations apply:

- AAA rated debt: a single issuer should account for no more than 5% of the portfolio.
- AA+, AA, AA- rated debt: a single issuer should account for no more than 3% of the portfolio.
- Debt rated A+ or lower: a single issuer should account for no more than 2% of the portfolio.
- No more than 10% of the portfolio may be invested in high yield and emerging market debt combined at any time.

A portion of the pension assets is invested in real estate funds to provide diversification, add return, and hedge against inflation. Real estate properties are illiquid, difficult to value, and not actively traded. The pension plan uses external real estate investment managers to invest in commingled funds that hold real estate properties. To mitigate investment risk in the real estate portfolio, commingled real estate funds are used to ensure that holdings are diversified by region, property type, and risk classification. Real estate holdings include core, value-added, and development risk classifications and some investments in Real Estate Investment Trusts (REITs), which are publicly traded real estate securities classified as Level 1.

A portion of the pension assets is invested in private equity. Private equity investments add return and provide diversification and typically require a long-term time horizon to evaluate investment performance. Private equity is classified as an alternative investment because it is illiquid, difficult to value, and not actively traded. The pension plan uses limited partnerships and commingled funds to invest across the private equity investment spectrum. The private equity holdings are with six general partners who help monitor the investments and provide investment selection expertise. The holdings are currently comprised of venture capital, buyout, and hybrid debt and equity investment instruments. Commingled private equity funds are used to enhance the holdings' diversity.

AEP participates in a securities lending program with BNY Mellon to provide incremental income on idle assets and to provide income to offset custody fees and other administrative expenses. AEP lends securities to borrowers approved by BNY Mellon in exchange for cash collateral. All loans are collateralized by at least 102% of the loaned asset's market value and the cash collateral is invested. The difference between the rebate owed to the borrower and the cash collateral rate of return determines the earnings on the loaned security. The securities lending program's objective is providing modest incremental income with a limited increase in risk.

Trust owned life insurance (TOLI) underwritten by The Prudential Insurance Company is held in the OPEB plan trusts. The strategy for holding life insurance contracts in the taxable VEBA trust is to minimize taxes paid on the asset growth in the trust. Earnings on plan assets are tax-deferred within the TOLI contract and can be tax-free if held until claims are paid. Life insurance proceeds remain in the trust and are used to fund future retiree medical benefit liabilities. With consideration to other investments held in the trust, the cash value of the TOLI contracts is invested in two diversified funds. A portion is invested in a commingled fund with underlying investments in stocks that are actively traded on major international equity exchanges. The other portion of the TOLI cash value is invested in a diversified, commingled fixed income fund with underlying investments in government bonds, corporate bonds and asset-backed securities.

Cash and cash equivalents are held in each trust to provide liquidity and meet short-term cash needs. Cash equivalent funds are used to provide diversification and preserve principal. The underlying holdings in the cash funds are investment grade money market instruments including commercial paper, certificates of deposit, treasury bills and other types of investment grade short-term debt securities. The cash funds are valued each business day and provide daily liquidity.

Nuclear Trust Funds

Nuclear decommissioning and spent nuclear fuel trust funds represent funds that regulatory commissions allow I&M to collect through rates to fund future decommissioning and spent nuclear fuel disposal liabilities. By rules or orders, the IURC, the MPSC and the FERC established investment limitations and general risk management guidelines. In general, limitations include:

- Acceptable investments (rated investment grade or above when purchased).
- Maximum percentage invested in a specific type of investment.
- Prohibition of investment in obligations of AEP, I&M or their affiliates.
- Withdrawals permitted only for payment of decommissioning costs and trust expenses.

I&M maintains trust funds for each regulatory jurisdiction. These funds are managed by external investment managers who must comply with the guidelines and rules of the applicable regulatory authorities. The trust assets are invested to optimize the net of tax earnings of the trust giving consideration to liquidity, risk, diversification, and other prudent investment objectives.

I&M records securities held in these trust funds in Spent Nuclear Fuel and Decommissioning Trusts on its Consolidated Balance Sheet. I&M records these securities at fair value. I&M classifies securities in the trust funds as available-for-sale due to their long-term purpose. When a security's fair value is less than its cost basis, I&M recognizes an impairment as I&M does not make specific investment decisions regarding the assets held in trusts. Impairments reduce the cost basis of the securities which will affect any future unrealized gain or realized gains or losses due to the adjusted cost of investment. I&M records unrealized gains and other-than-temporary impairments from securities in these trust funds as adjustments to the regulatory liability account for the nuclear decommissioning trust funds and to regulatory assets or liabilities for the spent nuclear fuel disposal trust funds in accordance with their treatment in rates. See the "Nuclear Contingencies" section of Note 6 for additional discussion of nuclear matters. See "Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal" section of Note 11 for disclosure of the fair value of assets within the trusts.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) has two components: net income (loss) and other comprehensive income (loss).

Components of Accumulated Other Comprehensive Income (Loss) (AOCI)

AOCI is included on the balance sheets in the equity section. AOCI for the Registrant Subsidiaries as of December 31, 2009 and 2008 is shown in the following table:

	December 31,			
	2009		2008	
	(in thousands)			
Cash Flow Hedges, Net of Tax				
APCo	$	(7,193)	$	(5,392)
CSPCo		(376)		1,531
I&M		(9,896)		(9,039)
OPCo		11,806		3,650
PSO		(599)		(704)
SWEPCo		(4,935)		(5,924)
Amortization of Pension and OPEB Deferred Costs, Net of Tax				
APCo	$	8,240	$	3,333
CSPCo		3,343		1,128
I&M		1,267		441
OPCo		9,166		2,813
SWEPCo		2,665		941
Pension and OPEB Funded Status, Net of Tax				
APCo	$	(51,301)	$	(58,166)
CSPCo		(52,960)		(53,684)
I&M		(13,072)		(13,096)
OPCo		(139,430)		(140,321)
SWEPCo		(10,721)		(27,137)

Earnings Per Share (EPS)

APCo, CSPCo, I&M, OPCo, PSO and SWEPCo are wholly-owned subsidiaries of AEP. Therefore, none are required to report EPS.

CSPCo and OPCo Revised Depreciation Rates

Effective January 1, 2009, CSPCo and OPCo revised book depreciation rates for generating plants consistent with a recently completed depreciation study. OPCo's overall higher depreciation rates primarily related to shortened depreciable lives for certain OPCo generating facilities. In comparing 2009 and 2008, the change in depreciation rates resulted in a net increase (decrease) in depreciation expense of:

	Depreciation Expense Variance
	Years Ended December 31, 2009/2008
	(in thousands)
CSPCo	$ (17,815)
OPCo	71,056

Reclassifications

In the Financing Activities section of SWEPCo's Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007, SWEPCo corrected the presentation of borrowings on lines of credit of $86 million and $85 million, respectively, from Change in Short-term Debt, Net to Borrowings from Revolving Credit Facilities. SWEPCo also corrected the presentation of repayments on lines of credit of $79 million and $102 million for the years ended December 31, 2008 and 2007, respectively, to Repayments to Revolving Credit Facilities from Change in Short-term Debt, Net. The correction to present borrowings and repayments on lines of credit on a gross basis was not material to SWEPCo's financial statements and had no impact on SWEPCo's previously reported net income, changes in shareholder's equity, financial position or net cash flows from financing activities.

2. **NEW ACCOUNTING PRONOUNCEMENTS AND EXTRAORDINARY ITEMS**

NEW ACCOUNTING PRONOUNCEMENTS

Upon issuance of final pronouncements, management reviews the new accounting literature to determine its relevance, if any, to the Registrant Subsidiaries' business. The following represents a summary of final pronouncements that impact the Registrant Subsidiaries' financial statements.

Pronouncement Adopted in 2009

The following standard was effective during 2009. Consequently, the financial statements reflect its impact.

SFAS 160 "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160)

In December 2007, the FASB issued SFAS 160, modifying reporting for noncontrolling interest (minority interest) in consolidated financial statements. The statement requires noncontrolling interest be reported in equity and establishes a new framework for recognizing net income or loss and comprehensive income by the controlling interest. Upon deconsolidation due to loss of control over a subsidiary, the standard requires a fair value remeasurement of any remaining noncontrolling equity investment to be used to properly recognize the gain or loss. SFAS 160 requires specific disclosures regarding changes in equity interest of both the controlling and noncontrolling parties and presentation of the noncontrolling equity balance and income or loss for all periods presented.

The Registrant Subsidiaries adopted SFAS 160 effective January 1, 2009. The adoption of SFAS 160 had no impact on APCo, CSPCo, I&M and PSO. The retrospective application of this standard to prior periods impacted OPCo and SWEPCo as follows:

OPCo:
- Reclassifies Interest Expense of $1,332 thousand and $2,622 thousand for the years ended 2008 and 2007, respectively, as Net Income Attributable to Noncontrolling Interest below Net Income in the presentation of Earnings Attributable to OPCo Common Shareholder in its Consolidated Statements of Income.
- Reclassifies Minority Interest of $16,799 thousand as of December 31, 2008 to Noncontrolling Interest included in Total Equity on its Consolidated Balance Sheets.
- Separately reflects changes in Noncontrolling Interest in its Statements of Changes in Equity and Comprehensive Income (Loss).
- Reclassifies dividends paid to noncontrolling interest of $1,332 thousand and $2,622 thousand for the years ended 2008 and 2007, respectively, from Operating Activities to Financing Activities in its Consolidated Statements of Cash Flows.

SWEPCo:
- Reclassifies Minority Interest Expense of $3,691 thousand and $3,507 thousand for the years ended 2008 and 2007, respectively, as Net Income Attributable to Noncontrolling Interest below Net Income in the presentation of Earnings Attributable to SWEPCo Common Shareholder in its Consolidated Statements of Income.
- Reclassifies Minority Interest of $276 thousand as of December 31, 2008 as Noncontrolling Interest in Total Equity on its Consolidated Balance Sheets.
- Separately reflects changes in Noncontrolling Interest in its Statements of Changes in Equity and Comprehensive Income (Loss).
- Reclassifies dividends paid to noncontrolling interest of $5,109 thousand and $3,646 thousand for the years ended 2008 and 2007, respectively, from Operating Activities to Financing Activities in its Consolidated Statements of Cash Flows.

Pronouncement Adopted During The First Quarter of 2010

The following standard is effective during the first quarter of 2010. Consequently, its impact will be reflected in the first quarter of 2010 financial statements when filed. The following paragraphs discuss the expected impact on future financial statement and footnote disclosures.

SFAS 167 "Amendments to FASB Interpretation No. 46(R)" (SFAS 167)

In June 2009, the FASB issued SFAS 167 amending the analysis an entity must perform to determine if it has a controlling interest in a variable interest entity (VIE). In addition to presentation and disclosure guidance, SFAS 167 provides that the primary beneficiary of a VIE must have both:

- The power to direct the activities of the VIE that most significantly impact the VIE's economic performance.
- The obligation to absorb the losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

The Registrant Subsidiaries prospectively adopted SFAS 167 effective January 1, 2010. This standard required separate presentation of material consolidated VIEs' assets and liabilities on the balance sheets. Upon adoption, SWEPCo deconsolidated DHLC and began accounting for it under the equity method of accounting. SFAS 167 is included in the "Consolidation" accounting guidance.

EXTRAORDINARY ITEMS

Virginia Restructuring

In 2000, APCo discontinued "Regulated Operations" accounting in its Virginia jurisdiction for retail generation and supply operations due to the passage of legislation for customer choice and deregulation. In April 2007, Virginia passed legislation to reestablish regulation for retail generation and supply of electricity. As a result, APCo recorded an extraordinary loss of $118 million ($79 million, net of tax) in 2007 for the reestablishment of regulatory assets and liabilities related to Virginia retail generation and supply operations.

SWEPCo Texas Restructuring

In August 2006, the PUCT adopted a rule extending the delay in implementation of customer choice in SWEPCo's SPP area of Texas until no sooner than January 1, 2011. In May 2009, the governor of Texas signed a bill related to SWEPCo's SPP area of Texas that requires continued cost of service regulation until certain stages have been completed and approved by the PUCT such that fair competition is available to all Texas retail customer classes. Based upon the signing of the bill, SWEPCo re-applied "Regulated Operations" accounting guidance for the generation portion of SWEPCo's Texas retail jurisdiction effective second quarter of 2009. Management believes that a switch to competition in the SPP area of Texas will not occur. The reapplication of "Regulated Operations" accounting guidance resulted in an $8 million ($5 million, net of tax) extraordinary loss.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

There is no goodwill carried by any of the Registrant Subsidiaries.

Other Intangible Assets

SWEPCo's acquired intangible asset subject to amortization was $7.7 million and $8.8 million at December 31, 2009 and 2008, respectively, net of accumulated amortization and is included in Deferred Charges and Other Noncurrent Assets on SWEPCo's Consolidated Balance Sheets. The amortization life, gross carrying amount and accumulated amortization are:

		December 31,			
		2009		2008	
	Amortization Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in years)	(in millions)		(in millions)	
Advanced Royalties	15	$ 29.4	$ 21.7	$ 29.4	$ 20.6

Amortization of the intangible asset was $1 million, $1 million and $3 million for 2009, 2008 and 2007, respectively. SWEPCo's estimated total amortization is $1.1 million per year for 2010 through 2016, when the asset will be fully amortized with no residual value.

The Advanced Royalties asset class relates to the lignite mine of DHLC, a wholly-owned subsidiary of SWEPCo. In December 2008, SWEPCo received an order from the LPSC that extended the useful life of the mine for an additional five years, beginning January 1, 2008, which is factored in the estimates noted above.

The Registrant Subsidiaries have no intangible assets that are not subject to amortization.

4. RATE MATTERS

The Registrant Subsidiaries are involved in rate and regulatory proceedings at the FERC and their state commissions. Rate matters can have a material effect on financial condition, net income and cash flows. The Registrant Subsidiaries' recent significant rate orders and pending rate filings are addressed in this note.

CSPCo and OPCo Rate Matters

Ohio Electric Security Plan Filings – Affecting CSPCo and OPCo

The PUCO issued an order in March 2009 that modified and approved CSPCo's and OPCo's ESPs that established rates at the start of the April 2009 billing cycle. The ESPs are in effect through 2011. The order also limits rate increases for CSPCo to 7% in 2009, 6% in 2010 and 6% in 2011 and for OPCo to 8% in 2009, 7% in 2010 and 8% in 2011. Some rate components and increases are exempt from these limitations. CSPCo and OPCo collected the 2009 annualized revenue increase over the last nine months of 2009.

The order provides a FAC for the three-year period of the ESP. The FAC increase will be phased in to avoid having the resultant rate increases exceed the ordered annual caps described above. The FAC increase is subject to quarterly true-ups, annual accounting audits and prudence reviews. The order allows CSPCo and OPCo to defer any unrecovered FAC costs resulting from the annual caps and to accrue associated carrying charges at CSPCo's and OPCo's weighted average cost of capital. The deferred FAC regulatory asset balance at the end of the three-year ESP period will be recovered through a non-bypassable surcharge over the period 2012 through 2018.

Discussed below are the outstanding uncertainties related to the ESP order:

The Ohio Consumers' Counsel filed a notice of appeal with the Supreme Court of Ohio raising several issues including the alleged retroactive rates, recovery of carrying charges on certain environmental investments, Provider of Last Resort (POLR) charges and the decision not to offset rates by off-system sales margins.

The Industrial Energy Users-Ohio group filed a notice of appeal with the Supreme Court of Ohio challenging other components of the ESP order including the POLR charge, the distribution riders for gridSMART[SM] and enhanced reliability, the PUCO's conclusion and supporting evaluation that the modified ESPs are more favorable than the expected results of a market rate offer, the unbundling of the fuel and non-fuel generation rate components, the scope and design of the fuel adjustment clause and the approval of the plan after the 150-day statutory deadline. A decision from the Supreme Court of Ohio is still pending.

In 2009, the PUCO convened a workshop to determine the methodology for the Significantly Excessive Earnings Test (SEET). The SEET requires the PUCO to determine, following the end of each year of the ESP, if rate adjustments included in the ESP resulted in significantly excessive earnings. If the rate adjustments, in the aggregate, result in significantly excessive earnings, the excess amount would be returned to customers. The PUCO staff recommended that the SEET be calculated on an individual company basis and not on a combined CSPCo/OPCo basis and that off-system sales margins be included in the earnings test. It is unclear at this time whether the FAC phase-in deferral credits will be included in the earnings test. Management believes that CSPCo and OPCo should not be required to refund unrecovered FAC regulatory assets. The PUCO's decision on the SEET methodology is not expected to be finalized until a SEET filing is made by CSPCo and OPCo in 2010 related to 2009 earnings and the PUCO issues an order thereon. As a result, CSPCo and OPCo are unable to determine whether they will be required to return any of their ESP revenues to customers.

The following uncertainties were resolved in 2009:

Prior to the appeals discussed above, certain intervenors filed appeals of the ESP order with the Supreme Court of Ohio. One of the intervenors asked the court to stay, pending the outcome of its appeal, a portion of the authorized ESP rates which the intervenor characterized as being retroactive. The Supreme Court of Ohio denied the intervenor's request for a stay and granted motions to dismiss both appeals.

The Industrial Energy Users-Ohio group filed a complaint for writ of prohibition with the Supreme Court of Ohio requesting the Court to prohibit CSPCo and OPCo from billing and collecting any ESP rate increases because they assert that the PUCO's statutory jurisdiction over CSPCo's and OPCo's ESP application ended on December 28, 2008. CSPCo and OPCo filed a motion to dismiss the complaint for writ of prohibition. In January 2010, the Supreme Court of Ohio granted the motion to dismiss.

Management is unable to predict the outcome of the various ongoing ESP proceedings and litigation discussed above. If these proceedings result in adverse rulings, it could reduce future net income and cash flows.

Ohio IGCC Plant – *Affecting CSPCo and OPCo*

In March 2005, CSPCo and OPCo filed a joint application with the PUCO seeking authority to recover costs of building and operating an IGCC power plant. CSPCo and OPCo have each collected $12 million in pre-construction costs authorized in a June 2006 PUCO order and each incurred $11 million in pre-construction costs. As a result, CSPCo and OPCo each established a net regulatory liability of approximately $1 million. The order also provided that if CSPCo and OPCo have not commenced a continuous course of construction of the proposed IGCC plant before June 2011, all pre-construction costs that may be utilized in projects at other sites must be refunded to Ohio ratepayers with interest. Intervenors have filed motions with the PUCO requesting all pre-construction costs be refunded to Ohio ratepayers with interest.

CSPCo and OPCo will not start construction of an IGCC plant until existing statutory barriers are addressed and sufficient assurance of regulatory cost recovery exists. Management cannot predict the outcome of the cost recovery litigation concerning the Ohio IGCC plant or what effect, if any, the litigation will have on future net income and cash flows. However, if CSPCo and OPCo were required to refund the $24 million collected and the costs incurred were not recoverable in another jurisdiction, it would reduce future net income and cash flows.

Ormet – *Affecting CSPCo and OPCo*

Interim Arrangement

CSPCo, OPCo and Ormet, a large aluminum company, filed an application with the PUCO for approval of an interim arrangement governing the provision of generation service to Ormet. This interim arrangement was effective from January 2009 through September 2009. In January 2009, the PUCO approved the application. In March 2009, the PUCO approved a FAC in the ESP filings. The approval of the FAC, together with the PUCO approval of the interim arrangement, provided the basis to record regulatory assets for the difference between the approved market price and the rate paid by Ormet. In November 2009, CSPCo and OPCo requested that the PUCO approve recovery of the cumulative balance of the unrecovered FAC deferrals under the interim agreement, plus a weighted average cost of capital carrying charge. As of December 31, 2009, CSPCo and OPCo had $31 million and $34 million, respectively, of recorded regulatory assets related to the interim arrangement.

In the ESP proceeding, intervenors requested that CSPCo and OPCo be required to refund these regulatory assets and requested that the PUCO prevent CSPCo and OPCo from collecting these revenues in the future. CSPCo and OPCo filed a response noting that these amounts have not been collected and, in fact, are recorded as regulatory assets with PUCO authorization, pending future authorization for recovery. The PUCO did not take any action on this request in the ESP proceeding. The intervenors raised the issue again in response to CSPCo's and OPCo's November 2009 filing to approve recovery of the cumulative balance of the unrecovered FAC regulatory assets under the interim agreement. If CSPCo and OPCo are not ultimately permitted to recover their under-recovery deferrals under the interim arrangement, it would reduce future net income and cash flows.

Special Arrangement

In 2009, Ormet filed an application with the PUCO for approval of a proposed 10-year power contract under which Ormet would pay varying amounts based on certain conditions, including the price of aluminum and its level of production. The difference between the amounts paid by Ormet and the otherwise applicable PUCO ESP tariff rate would be either collected from or refunded to CSPCo's and OPCo's retail customers. The PUCO approved the power contract through 2018 with several modifications, including maximum discounts. The PUCO authorized CSPCo and OPCo to record Economic Development Rider (EDR) regulatory assets in an amount equal to the difference between the ESP tariff rate and the rate paid by Ormet. In addition, the PUCO ordered CSPCo and OPCo to credit all Ormet-related POLR charges to reduce the EDR under-recovery regulatory asset amounts that CSPCo and OPCo would otherwise recover. The new long-term power contract became effective in September 2009, at which point CSPCo and OPCo began recording a regulatory asset for the unrecovered amounts less Ormet-related POLR revenues. In November 2009, CSPCo and OPCo appealed the POLR issue to the Supreme Court of Ohio. If the appeal is successful, it would increase the revenues collected under the EDR.

In November 2009, CSPCo and OPCo requested the PUCO to approve recovery of the 2009 under-recovery deferrals under the Ormet special arrangement and the projected 2010 deferrals as a part of the EDR. In January 2010, the PUCO approved CSPCo's and OPCo's request. As of December 31, 2009, CSPCo and OPCo had $10 million and $2 million, respectively, recorded as EDR regulatory assets under the Ormet long-term contract. Management cannot predict Ormet's on-going electric consumption levels, the price of aluminum, and/or the amounts CSPCo and OPCo will defer for future recovery through the EDR. If CSPCo and OPCo are not ultimately permitted to recover their deferrals, it would reduce future net income and cash flows.

SWEPCo Rate Matters

Turk Plant – Affecting SWEPCo

SWEPCo is currently constructing the Turk Plant, a new base load 600 MW pulverized coal ultra-supercritical generating unit in Arkansas, which is expected to be in-service in 2012. SWEPCo owns 73% of the Turk Plant and will operate the completed facility. The Turk Plant is currently estimated to cost $1.6 billion, excluding AFUDC, with SWEPCo's share estimated to cost $1.2 billion, excluding AFUDC. As of December 31, 2009, excluding costs attributable to its joint owners, SWEPCo has capitalized approximately $717 million of expenditures (including AFUDC and capitalized interest, and related transmission costs of $29 million). As of December 31, 2009, the joint owners and SWEPCo have contractual construction commitments of approximately $480 million (including related transmission costs of $3 million). SWEPCo's share of the contractual construction commitments is $351 million. If the plant is cancelled, the joint owners and SWEPCo would incur cancellation fees, based on construction status as of December 31, 2009, of approximately $136 million (including related transmission cancellation fees of $1 million). SWEPCo's share of the cancellation fees would be approximately $100 million.

Discussed below are the outstanding uncertainties related to the Turk Plant:

The APSC granted approval for SWEPCo to build the Turk Plant by issuing a Certificate of Environmental Compatibility and Public Need (CECPN). Following an appeal by certain intervenors, the Arkansas Court of Appeals issued a unanimous decision that, if upheld by the Arkansas Supreme Court, would reverse the APSC's grant of the CECPN. The Arkansas Court of Appeals concluded that SWEPCo's need for base load capacity, the construction and financing of the Turk Plant and the proposed transmission facilities' construction and location should have been considered by the APSC in a single docket instead of separate dockets. In October 2009, the Arkansas Supreme Court granted the petitions filed by SWEPCo and the APSC to review the Arkansas Court of Appeals' decision.

The PUCT issued an order approving a Certificate of Convenience and Necessity (CCN) for the Turk Plant with the following conditions: (a) a cap on the recovery of jurisdictional capital costs for the Turk Plant based on the previously estimated $1.522 billion projected construction cost, excluding AFUDC and related transmission costs, (b) a cap on recovery of annual CO_2 emission costs at $28 per ton through the year 2030 and (c) a requirement to hold Texas ratepayers financially harmless from any adverse impact related to the Turk Plant not being fully subscribed to by other utilities or wholesale customers. SWEPCo appealed the PUCT's order contending the two cost cap restrictions are unlawful. An intervenor filed an appeal contending that the PUCT's grant of a conditional CCN for the Turk Plant was unnecessary to serve retail customers. In February 2010, the Texas District Court affirmed the PUCT in all respects. SWEPCo intends to appeal the decision.

The LPSC approved SWEPCo's application to construct the Turk Plant. The Sierra Club petitioned the LPSC to begin an investigation of construction of the Turk Plant pursuant to that approval. In November 2009, the LPSC denied the Sierra Club's petition. In December 2009, the Sierra Club refiled its petition as a stand alone complaint proceeding. In February 2010, SWEPCo filed a motion to dismiss and denied the allegations in the complaint.

In November 2008, SWEPCo received its required air permit approval from the Arkansas Department of Environmental Quality (ADEQ) and commenced construction at the site. However, certain parties filed appeals of the air permit approval with the Arkansas Pollution Control and Ecology Commission (APCEC). In January 2010, the APCEC upheld the air permit. In February 2010, the parties who unsuccessfully appealed the air permit to the APCEC filed a notice of appeal of the APCEC's decision with the Circuit Court of Hempstead County, Arkansas. The same parties filed a petition with the Federal EPA to review the air permit. In December 2009, the Federal EPA rejected the parties' petition on every issue except one, where the Federal EPA asked the ADEQ to supplement the air permit record on one aspect of its Best Available Control Technology analysis.

In connection with obtaining a wetlands permit, SWEPCo reported to the U.S. Army Corps of Engineers an inadvertent impact on approximately 2.5 acres of wetlands at the Turk Plant construction site prior to the receipt of the permit. SWEPCo entered into a Consent Agreement and Final Order with the Federal EPA and agreed to pay a civil penalty of approximately $29 thousand. The wetlands permit was issued by the U.S. Army Corps of Engineers in December 2009. In February 2010, the Sierra Club, the Audubon Society and others filed a complaint in the Federal District Court for the Western District of Arkansas against the U.S. Army Corps of Engineers challenging the process used and the terms of the permit issued to SWEPCo authorizing certain wetland and stream impacts. SWEPCo plans to intervene in the proceeding and defend the permit.

Uncertainties that were resolved regarding the Turk Plant:

A federal court denied a request by Arkansas landowners to stop pre-construction activities and SWEPCo's motion to dismiss the subsequent appeal was granted in March 2009.

Management believes that SWEPCo's planning, certification and construction of the Turk Plant has been in material compliance with all applicable laws and regulations, except for the inadvertent wetlands intrusion discussed above. Further, management expects that SWEPCo will ultimately be able to complete construction of the Turk Plant and related transmission facilities and place those facilities in service. However, if SWEPCo is unable to complete the Turk Plant construction and place it in service or if it cannot recover all of the investment in and the expenses of the Turk Plant, it would adversely impact net income, cash flows and financial condition unless the resultant losses can be fully recovered, with a return on any unrecovered balances, through rates in all of its jurisdictions.

Stall Unit – Affecting SWEPCo

SWEPCo is constructing the Stall Unit, an intermediate load 500 MW natural gas-fired combustion turbine combined cycle generating unit, at its existing Arsenal Hill Plant located in Shreveport, Louisiana. The Stall Unit is currently estimated to cost $437 million, including $51 million of AFUDC, and is expected to be in service in mid-2010. The LPSC and the APSC issued orders capping SWEPCo's Stall Unit construction costs at $445 million including AFUDC and excluding related transmission costs.

As of December 31, 2009, SWEPCo has capitalized construction costs of $385 million, including AFUDC, and has contractual construction commitments of an additional $22 million. If the final cost of the Stall Unit exceeds the $445 million cost cap, then the APSC or LPSC could disallow the jurisdictional allocation of construction costs in excess of the caps and thereby reduce future net income and cash flows.

Arkansas Ice Storm – Affecting SWEPCo

In November 2009, the APSC approved an $18 million base rate settlement agreement which included the recovery of $3 million of previously expensed 2009 incremental operation and maintenance storm costs for recovery over three years in base rates, effective December 2009.

Louisiana Fuel Adjustment Clause Audit – Affecting SWEPCo

Consultants for the LPSC issued their audit report of SWEPCo's Louisiana retail FAC. Various recommendations were contained within the audit report including two recommendations that might result in a financial impact that could be material for SWEPCo. The first recommendation is that SWEPCo should provide the variable operation and maintenance and SO_2 allowance costs that were included in SWEPCo's purchased power costs and that those costs should be disallowed from 2003 until the effective date of the LPSC's audit order. The second recommendation is that the LPSC should discontinue SWEPCo's tiered sharing mechanism related to off-system sales margins on a prospective basis. In addition, the audit report contained a recommendation that SWEPCo should reflect the SIA refunds as reductions in the Louisiana FAC rates as soon as possible, including interest through the date the refunds are reflected in the FAC. See "Allocation of Off-system Sales Margins" section within "FERC Rate Matters." Management is unable to predict how the LPSC will rule on the recommendations in the audit report and its financial statement impact on net income and cash flows.

Arkansas Base Rate Filing – Affecting SWEPCo

The APSC approved a base rate increase that provides for an $18 million annual increase in revenues effective December 2009 and a decrease in annual depreciation rates of $12 million. The order also includes a separate rider of approximately $11 million annually for the recovery of carrying costs, depreciation and operation and maintenance expenses on the Stall Unit once it is placed in service as expected in mid-2010.

2009 Texas Base Rate Filing – Affecting SWEPCo

In August 2009, SWEPCo filed a rate case with the PUCT to increase its base rates by approximately $75 million annually including a return on equity of 11.5%. The filing includes financing cost riders of $32 million related to construction of the Stall Unit and Turk Plant, a vegetation management rider of $16 million and other requested increases of $27 million. The March 2010 hearings were suspended for the parties to pursue settlement discussions.

APCo Rate Matters

2009 Virginia Base Rate Case – Affecting APCo

As a result of APCo's base rate case filing with the Virginia SCC requesting an annual increase of $154 million in its generation and distribution base rates, new rates became effective, subject to refund, in December 2009. Intervenors have filed testimony addressing various issues in the case, which management estimates could result in an annual revenue increases ranging from $63 million to $94 million. In February 2010, in response to customer concerns regarding higher electric bills, APCo, in working with service area legislators, proactively developed proposed legislation to suspend the collection of interim rates. The Governor of Virginia approved this legislation.

Mountaineer Carbon Capture and Storage Project – Affecting APCo

APCo and ALSTOM Power, Inc. (Alstom), an unrelated third party, jointly constructed a CO_2 capture validation facility, which was placed into service in September 2009. APCo also constructed and owns the necessary facilities to store the CO_2. In October 2009, APCo started injecting CO_2 into the underground storage facilities. The injection of CO_2 required the recordation of an asset retirement obligation and an offsetting regulatory asset at its estimated net present value of $39 million. Through December 31, 2009, APCo incurred $72 million in capitalized project costs in addition to the asset retirement obligation of $39 million.

APCo earned a return on the Virginia portion of the capitalized project costs incurred through June 30, 2008. In APCo's July 2009 Virginia base rate filing, APCo requested recovery of and a return on its estimated increased Virginia jurisdictional share of its project costs including the related asset retirement obligation regulatory asset amortization and related expenses. Based on the favorable treatment related to the CO_2 capture validation facility in APCo's last Virginia base rate case, APCo is deferring its carbon capture expense as a regulatory asset for future recovery. The Virginia Attorney General has recommended in the pending Virginia base rate case that no recovery be allowed for the project. APCo plans to seek recovery of the West Virginia jurisdictional costs in its next West Virginia base rate filing which is expected to be filed in March 2010. If APCo does not receive full recovery of the cost of this project with a return and the future asset retirement obligation accretion, it could reduce future net income and cash flows.

APCo's Filings for an IGCC Plant – Affecting APCo

APCo filed a petition with the WVPSC requesting approval of a Certificate of Public Convenience and Necessity (CPCN) to construct a 629 MW IGCC power plant in Mason County, West Virginia. APCo also requested the Virginia SCC and the WVPSC to approve a surcharge rate mechanism to provide for the timely recovery of pre-construction costs and the ongoing finance costs of the project during the construction period, as well as the capital costs, operating costs and a return on equity once the facility is placed into commercial operation. The WVPSC granted APCo the CPCN and approved the requested cost recovery. Various intervenors filed petitions with the WVPSC to reconsider the order. No action has been taken on the requests for rehearing.

In 2008, the Virginia SCC issued an order denying APCo's request for a surcharge rate mechanism based upon its finding that the estimated cost of the plant was uncertain and may escalate. The Virginia SCC also expressed concerns that the estimated costs did not include a retrofitting of carbon capture and sequestration facilities. During 2009, based on an unfavorable order received in Virginia, the WVPSC removed the IGCC case as an active case from its docket and indicated that the conditional CPCN granted in 2008 must be reconsidered if and when APCo proceeds forward with the IGCC plant.

Through December 31, 2009, APCo deferred for future recovery pre-construction IGCC costs of approximately $9 million applicable to its West Virginia jurisdiction, approximately $2 million applicable to its FERC jurisdiction and approximately $9 million applicable to its Virginia jurisdiction.

APCo will not start construction of the IGCC plant until sufficient assurance of full cost recovery exists in Virginia and in West Virginia. If the plant is cancelled, APCo plans to seek recovery of its prudently incurred deferred pre-construction costs, which if not recoverable, would reduce future net income and cash flows.

APCo's 2009 Expanded Net Energy Charge (ENEC) Filing – Affecting APCo

APCo made an annual filing with the WVPSC to increase the ENEC rates by approximately $398 million. APCo also requested the WVPSC to allow APCo to temporarily adopt a modified phased-in ENEC mechanism due to the distressed economy and the significance of the projected increase.

In September 2009, the WVPSC issued an order granting a $320 million increase to be phased in over four years with a first-year increase of $112 million. As of December 31, 2009, APCo's ENEC under-recovery balance was $282 million which is included in noncurrent regulatory assets. The WVPSC also approved a fixed annual carrying cost rate of 4%, effective October 2009, to be applied to the incremental deferred regulatory asset balance that will result from the ENEC phase-in plan.

The order lowered annual coal cost projections by $27 million and deferred recovery of unrecovered ENEC deferrals related to price increases on certain renegotiated coal contracts. The WVPSC indicated that it would review the prudency of these additional costs in the next ENEC proceeding. As of December 31, 2009, APCo has deferred $18 million of unrecovered coal costs on the renegotiated coal contracts which is included in APCo's $282 million ENEC regulatory asset and has recorded an additional $8 million in purchased fuel costs on the renegotiated coal contracts, which is recorded in Fuel on the Consolidated Balance Sheets. Although management believes the portion of its deferred ENEC under-recovery balance attributable to renegotiated coal contracts is probable of recovery, if the WVPSC were to disallow a portion of APCo's deferred ENEC costs including any costs incurred in the future related to the renegotiated coal contracts, it could reduce future net income and cash flows.

Virginia Environmental and Reliability (E&R) Costs Recovery Filing – Affecting APCo

Virginia law allowed APCo to defer incremental E&R costs as incurred, excluding the equity return on in-service E&R capital investments through December 2008. As of December 31, 2009, APCo had $76 million of deferred Virginia incremental E&R costs excluding $16 million of unrecognized equity carrying costs. In January 2010, the Virginia SCC approved the stipulation agreement to recover Virginia incremental E&R costs of $90 million, representing costs deferred during 2008 plus unrecognized equity costs for collection in 2010.

Virginia Fuel Factor Proceeding – Affecting APCo

The Virginia SCC issued an order which provides for a $130 million annual fuel revenue increase effective August 2009 to recover deferred and projected fuel costs.

Virginia Transmission Rate Adjustment Clause – Affecting APCo

The Virginia SCC approved APCo's Transmission Rate Adjustment Clause effective December 2009 which will increase annual revenue by $22 million to provide for eligible transmission service costs billed by PJM.

WPCo Merger with APCo – Affecting APCo

In a proceeding established by the WVPSC to explore options to meet WPCo's future power supply requirements, the WVPSC, in November 2009, issued an order approving a joint stipulation among APCo, WPCo, the WVPSC staff and the Consumer Advocate Division. The order approved the recommendation of the signatories to the stipulation that WPCo merge into APCo and be supplied from APCo's existing power resources. The order also indicated that it is in the best interests of West Virginia customers that the merger occurs as quickly as possible. Merger approvals from the WVPSC, Virginia SCC and the FERC are required. No merger approval filings have been made at this time.

PSO Rate Matters

PSO Fuel and Purchased Power – Affecting PSO

The OCC filed a complaint with the FERC related to the allocation of off-system sales margins (OSS) among the AEP operating companies in accordance with a FERC-approved allocation agreement. The FERC issued an adverse ruling in 2008. As a result, PSO recorded a regulatory liability in 2008 to return reallocated OSS to customers. Effective with the March 2009 billing cycle, PSO began refunding the additional reallocated OSS to its customers.

A reallocation among AEP West companies of purchased power costs for periods prior to 2002 resulted in an under-recovery of $42 million of PSO fuel costs. PSO recovered the $42 million by offsetting it against an existing fuel over-recovery during the period June 2007 through May 2008. The Oklahoma Industrial Energy Consumers (OIEC) has contended that PSO should not have collected the $42 million without specific OCC approval. As such, the OIEC contends that the OCC should require PSO to refund the $42 million it collected through its fuel clause. The OCC has heard the OIEC appeal and a decision is pending. If the OCC were to order PSO to refund all or a part of the $42 million, it would reduce future net income and cash flows.

2008 Oklahoma Base Rate Appeal – Affecting PSO

In January 2009, the OCC issued a final order approving an $81 million increase in PSO's non-fuel base revenues based on a 10.5% return on equity. The new rates reflecting the final order were implemented with the first billing cycle of February 2009. PSO and intervenors filed appeals with the Oklahoma Supreme Court raising various issues. The Oklahoma Supreme Court assigned the case to the Court of Civil Appeals. If the intervenors' appeals are successful, it could reduce future net income and cash flows.

Oklahoma Capital Reliability Rider Filing – Affecting PSO

The OCC approved PSO's Capital Reliability Rider (CRR) filing to recover up to $30 million under the CRR on an annual basis beginning in January 2010 until PSO's next base rate order. The order approving the CRR requires PSO to file a base rate case no later than July 2010.

I&M Rate Matters

Indiana Fuel Clause Filing (Cook Plant Unit 1 Fire and Shutdown) - Affecting I&M

I&M filed applications with the IURC to increase its fuel adjustment charge by approximately $53 million for the period of April through September 2009. The filings sought increases for previously under-recovered fuel clause expenses.

As fully discussed in the "Cook Plant Unit 1 Fire and Shutdown" section of Note 6, Cook Unit 1 experienced a fire and unit shutdown in September 2008. Unit 1 was placed back into service in December 2009. The unit outage resulted in increased replacement power fuel costs which were included in the filing. The filing request did not include the cost of replacement power beginning December 12, 2008, the date when I&M began receiving accidental outage insurance proceeds, through the date that the unit was returned to service in December 2009.

I&M reached an agreement with intervenors to collect its existing prior period under-recovery regulatory asset deferral balance over twelve months instead of over six months as initially proposed. Under the agreement, the fuel factors were placed into effect, subject to refund, and a subdocket was established to consider issues relating to the Unit 1 shutdown, the use of the accidental outage insurance proceeds and I&M's fuel procurement practices. The orders also provided for the subdocket issues to be resolved subsequent to December 2009.

Management cannot predict the outcome of the pending subdocket proceeding or future fuel clause proceedings, including the treatment of the accidental outage insurance proceeds and whether any fuel clause revenues or insurance proceeds recognized will have to be refunded which could reduce future net income and cash flows.

2008 Power Supply Cost Recovery (PSCR) Reconciliation (Cook Plant Unit 1 Fire and Shutdown) - Affecting I&M

In 2009, I&M filed its 2008 PSCR reconciliation with the MPSC. The filing also included an adjustment to exclude from the PSCR the incremental fuel cost of replacement power due to the Cook Plant Unit 1 outage from mid-December 2008 through December 2009, the period during which I&M has recognized the benefit of accidental outage insurance proceeds. In December 2009, a settlement agreement was approved by the MPSC. According to the terms of the settlement agreement, issues concerning the Cook Plant Unit 1 outage were deferred to the 2009 PSCR reconciliation. Management is unable to predict the outcome of the 2009 PSCR reconciliation and whether it could reduce future net income and cash flows. See the "Cook Plant Unit 1 Fire and Shutdown" section of Note 6.

Indiana Base Rate Filing - Affecting I&M

The IURC approved a base rate increase that provides for an annual increase in revenues of $42 million effective March 2009, including a $19 million base rate increase and $23 million in additional tracker revenues for certain incurred costs, subject to true-up.

Michigan Base Rate Filing – Affecting I&M

In January 2010, I&M filed for a $63 million increase in annual base rates based on an 11.75% return on common equity. I&M can request interim rates, subject to refund, after six months. A final order from the MPSC is required within one year.

FERC Rate Matters

Regional Transmission Rate Proceedings at the FERC – Affecting APCo, CSPCo, I&M and OPCo

Seams Elimination Cost Allocation (SECA) Revenue Subject to Refund

In 2004, AEP eliminated transaction-based through-and-out transmission service (T&O) charges in accordance with FERC orders and collected, at the FERC's direction, load-based charges, referred to as RTO SECA, to partially mitigate the loss of T&O revenues on a temporary basis through March 2006. Intervenors objected to the temporary SECA rates. The FERC set SECA rate issues for hearing and ordered that the SECA rate revenues be collected, subject to refund. The AEP East companies recognized gross SECA revenues of $220 million from 2004 through 2006 when the SECA rates terminated leaving the AEP East companies and ultimately their internal load retail customers to make up the shortfall in revenues. APCo's, CSPCo's, I&M's and OPCo's portions of recognized gross SECA revenues are as follows:

Company	(in millions)
APCo	$ 70.2
CSPCo	38.8
I&M	41.3
OPCo	53.3

In 2006, a FERC Administrative Law Judge (ALJ) issued an initial decision finding that the rate design for the recovery of SECA charges was flawed and that a large portion of the "lost revenues" reflected in the SECA rates should not have been recoverable. The ALJ found that the SECA rates charged were unfair, unjust and discriminatory and that new compliance filings and refunds should be made. The ALJ also found that any unpaid SECA rates must be paid in the recommended reduced amount.

AEP filed briefs jointly with other affected companies noting exceptions to the ALJ's initial decision and asking the FERC to reverse the decision. Management believes that the FERC should reject the ALJ's initial decision because it contradicts prior related FERC decisions, which are presently subject to rehearing. Furthermore, management believes the ALJ's findings on key issues are largely without merit. AEP and SECA ratepayers have been engaged in settlement discussions in an effort to settle the SECA issue. However, if the ALJ's initial decision is upheld in its entirety, it could result in a refund of a portion or all of the unsettled SECA revenues. In December 2009, several parties filed a motion with the U.S. Court of Appeals to force the FERC to resolve the SECA issue.

The AEP East companies provided reserves for net refunds for SECA settlements totaling $44 million applicable to the $220 million of SECA revenues collected. APCo's, CSPCo's, I&M's and OPCo's portions of the provision are as follows:

Company	(in millions)
APCo	$ 14.1
CSPCo	7.8
I&M	8.3
OPCo	10.7

Through 2009, settlements approved by the FERC consumed $10 million of the reserve for refunds applicable to $112 million of SECA revenue. The balance in the reserve for future settlements as of December 31, 2009 was $34 million. As of December 31, 2009, there were no in-process settlements. APCo's, CSPCo's, I&M's and OPCo's reserve balance at December 31, 2009 was:

Company	December 31, 2009
	(in millions)
APCo	$ 10.7
CSPCo	5.9
I&M	6.3
OPCo	8.2

Based on settlement experience and the expectation that most of the unsettled SECA revenues will be settled, management believes that the available reserve of $34 million is adequate to settle the remaining $108 million of contested SECA revenues. Management cannot predict the ultimate outcome of future settlement discussions or future FERC proceedings or court appeals. However, if the FERC adopts the ALJ's decision and/or AEP cannot settle all of the remaining unsettled claims within the remaining amount reserved for refund, it would reduce future net income and cash flows.

Allocation of Off-system Sales Margins – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

The OCC filed a complaint at the FERC alleging that AEP inappropriately allocated off-system sales margins between the AEP East companies and the AEP West companies and did not properly allocate off-system sales margins within the AEP West companies.

In 2008, the FERC issued a final order concluding that AEP inappropriately deviated from off-system sales margin allocation methods in the SIA and the CSW Operating Agreement for the period June 2000 through March 2006. The FERC ordered AEP to recalculate and reallocate the off-system sales margins in compliance with the SIA and to have the AEP East companies issue refunds to the AEP West companies. Although the FERC determined that AEP deviated from the CSW Operating Agreement, the FERC determined the allocation methodology was reasonable. The FERC ordered AEP to submit a revised CSW Operating Agreement for the period June 2000 to March 2006. AEP filed a motion for rehearing and a revised CSW Operating Agreement for the period June 2000 to March 2006. In February 2010, the FERC denied AEP's motion for rehearing.

In 2009, AEP made a compliance filing with the FERC and the AEP East companies refunded approximately $250 million to the AEP West companies. Following authorized regulatory treatment, the AEP West companies shared a portion of SIA margins with their customers during the period June 2000 to March 2006. In 2008, the AEP West companies recorded a provision for refund reflecting the sharing. SWEPCo refunded approximately $13 million to FERC wholesale customers and filed a settlement agreement with the PUCT that provides for the Texas retail jurisdiction amount to be included in the March 2009 fuel cost report submitted to the PUCT. SWEPCo also began refunding $10 million to its Arkansas retail customers through the energy or fuel recovery rider in December 2009. PSO began refunding approximately $54 million plus accrued interest to Oklahoma retail customers through the fuel adjustment clause over a 12-month period beginning with the March 2009 billing cycle.

Consultants for the LPSC issued an audit report of SWEPCo's Louisiana retail fuel adjustment clause. Within this report, the consultants for the LPSC recommended that SWEPCo refund the SIA, including interest, through the fuel adjustment clause. See "Louisiana Fuel Adjustment Clause Audit" section within "SWEPCo Rate Matters." Other consultants for the LPSC recommended refunding the SIA through SWEPCo's formula rate plan. SWEPCo is working with the LPSC to determine how the FERC ordered refund will be made to its Louisiana retail customers. Management cannot predict if there will be any future state regulatory proceedings but believes the AEP West companies' provision for refund regarding related future state regulatory proceedings is adequate.

Modification of the Transmission Agreement (TA) – Affecting APCo, CSPCo, I&M and OPCo

APCo, CSPCo, I&M, KPCo and OPCo are parties to the TA that provides for a sharing of the cost of transmission lines operated at 138-kV and above and transmission stations containing extra-high voltage facilities. AEPSC, on behalf of the parties to the TA, filed with the FERC a request to modify the TA. Under the proposed amendments, KGPCo and WPCo will be added as parties to the TA. In addition, the amendments would provide for the allocation of PJM transmission costs on the basis of the TA parties' 12-month coincident peak and reimburse transmission revenues based on individual cost of service instead of the MLR method used in the present TA. AEPSC requested the effective date to be the first day of the month following a final non-appealable FERC order. The delayed effective date was approved by the FERC when the FERC accepted the new TA for filing. Settlement discussions are in progress. Management is unable to predict the regulatory lag effect it will experience and its effect on future net income and cash flows due to timing of the implementation by various state regulators of the FERC's new approved TA.

PJM/MISO Market Flow Calculation Errors – Affecting APCo, CSPCo, I&M and OPCo

During 2009, an analysis conducted by MISO and PJM discovered several instances of unaccounted for power flows on numerous coordinated flowgates. These flows affected the settlement data for congestion revenues and expenses and date back to the start of the MISO market in 2005. PJM has provided MISO an initial analysis of amounts they believe they owe MISO. MISO is disputing PJM's methodology. The FERC is scheduling settlement discussions to resolve the claims. If the FERC approves a settlement above the amount the AEP East companies have recognized related to their portions of PJM's additional costs, it could reduce net income and cash flows.

PJM Transmission Formula Rate Filing – Affecting APCo, CSPCo, I&M and OPCo

AEP filed an application with the FERC to increase its open access transmission tariff (OATT) rates for wholesale transmission service within PJM. The filing seeks to implement a formula rate allowing annual adjustments reflecting future changes in the AEP East companies' cost of service. The FERC issued an order conditionally accepting AEP's proposed formula rate, subject to a compliance filing, established a settlement proceeding with an Administrative Law Judge and delayed the requested October 2008 effective date for five months. AEP filed the required compliance filing and began settlement discussions with the intervenors and FERC staff. The settlement discussions are currently ongoing.

The requested $63 million increase began in March 2009. Approximately $8 million of the increase will be collected from nonaffiliated customers within PJM. The remaining $55 million requested would be billed to the AEP East companies but would be offset by compensation from PJM for use of the AEP East companies' transmission facilities so that retail rates for jurisdictions other than Ohio were not directly affected. Retail rates for CSPCo and OPCo would be increased on an annual basis through the transmission cost recovery rider (TCRR) mechanism by approximately $10 million and $13 million, respectively. The TCRR includes a true-up mechanism so CSPCo's and OPCo's net income will not be adversely affected by a FERC-ordered transmission rate increase.

The first annual update of the formula rate was filed with the FERC which reflected transmission service revenue requirements of an additional $32 million on an annualized basis, effective for service as of July 2009. Approximately $4 million of the increase will be collected from nonaffiliated customers within PJM. Retail rates for CSPCo and OPCo would be increased through the TCRR mechanism by approximately $5 million and $7 million, respectively. Beginning in December 2009, APCo's Virginia transmission rate adjustment clause became effective and as a result APCo will recover approximately $2 million of this increase. Retail rates for other AEP East jurisdictions are not directly affected.

Under the formula, the second annual update will be filed effective July 2010 and each year thereafter. Also, beginning with the July 2010 update, the rates each year will include an adjustment to true-up the prior year's collections to the actual costs for the prior year. Management is unable to predict the outcome of the settlement discussions or any further proceedings that might be necessary if settlement discussions are not successful.

SPP Transmission Formula Rate Filing – Affecting PSO and SWEPCo

AEPSC filed revised tariffs to establish an up-to-date revenue requirement for SPP transmission services over the facilities owned by PSO and SWEPCo and to implement an open access transmission tariff (OATT) formula rate. PSO and SWEPCo requested an effective date of September 2007 for the revised tariff. The revised tariff would increase annual network transmission service revenues from nonaffiliated municipal and rural cooperative utilities in the AEP pricing zone of SPP by approximately $10 million.

The FERC issued an order conditionally accepting PSO's and SWEPCo's proposed formula rate but suspended the effective date until February 2008. New rates, subject to refund, were implemented in February 2008. Multiple intervenors protested or requested rehearing of the order. A settlement agreement was reached and was filed with the FERC. In 2009, a provision for refund was recorded by PSO and SWEPCo based upon the pending settlement. The FERC approved the settlement agreement and refunds were made to customers. Under the formula, rates were updated effective July 2009 and will be updated each year thereafter. Also, beginning with the July 2010 update, the rates each year will include an adjustment to true-up the prior year's collections to the actual costs for the prior year.

Transmission Agreement (TA) – Affecting APCo, CSPCo, I&M and OPCo

Certain transmission facilities placed in service in 1998 were inadvertently excluded from the AEP East companies' TA calculation prior to January 2009. The excluded equipment was the Inez Station which had been determined as eligible equipment for inclusion in the TA in 1995 by the AEP TA transmission committee. The amount involved was $7 million annually. Management does not believe that it is probable that a material retroactive rate adjustment will result from the omission. However, if a retroactive adjustment is required, APCo, CSPCo, I&M and OPCo could experience adverse effects on future net income, cash flows and financial condition.

5. EFFECTS OF REGULATION

Regulatory assets and liabilities are comprised of the following items:

Regulatory Assets:	APCo December 31, 2009	APCo December 31, 2008	Remaining Recovery Period	I&M December 31, 2009	I&M December 31, 2008	Remaining Recovery Period
	(in thousands)			(in thousands)		
Current Regulatory Asset						
Under-recovered Fuel Costs – earns a return	$ 78,685	$ 58,813	1 year	$ 4,826	$ -	1 year
Under-recovered Fuel Costs – does not earn a return	-	107,093	1 year	-	33,066	1 year
Total Current Regulatory Asset	$ 78,685	$ 165,906		$ 4,826	$ 33,066	
Noncurrent Regulatory Assets						
Regulatory assets not yet being recovered. Recovery method and timing to be determined in future proceedings:						
Regulatory Assets Currently Not Earning a Return						
Mountaineer Carbon Capture and Storage Project	$ 110,665	$ 29,250		$ -	$ -	
Virginia Transmission Rate Adjustment Clause (a)	26,184	-		-	-	
Virginia Environmental Rate Adjustment Clause (a)	25,311	-		-	-	
Special Rate Mechanism for Century Aluminum (a)	12,422	-		-	-	
Deferred PJM Fees (a)	-	-		6,254	5,296	
Total Regulatory Assets Not Yet Being Recovered	174,582	29,250		6,254	5,296	
Regulatory assets being recovered:						
Regulatory Assets Currently Earning a Return						
Unamortized Loss on Reacquired Debt	13,456	15,367	27 years	16,326	17,923	23 years
Regulatory Assets Currently Not Earning a Return						
Income Taxes, Net	490,356	424,334	30 years	152,722	117,956	36 years
Pension and OPEB Funded Status	331,631	344,624	10 to 14 years	252,011	269,087	10 to 14 years
Expanded Net Energy Charge	281,818	-	4 years	-	-	
Virginia Environmental and Reliability Costs Recovery	76,057	123,060	1 year	-	-	
Postemployment Benefits	26,045	21,473	5 years	8,398	8,188	5 years
Asset Retirement Obligation	14,595	16,630	8 years	2,120	1,609	11 years
West Virginia Reliability Expense	7,956	7,534	2 years	-	-	
Virginia Restructuring Transition Costs	4,245	8,489	1 year	-	-	
Cook Nuclear Plant Refueling Outage Levelization	-	-		21,856	24,966	3 years
Off-system Sales Margin Sharing	-	-		17,583	-	1 year
Total Regulatory Assets Being Recovered	1,246,159	961,511		471,016	439,729	
Other	13,050	8,300	various	19,194	10,107	various
Total Noncurrent Regulatory Assets	$ 1,433,791	$ 999,061		$ 496,464	$ 455,132	

(a) Authorization to establish regulatory asset received from commission or pursuant to legislation.

Regulatory Liabilities:	APCo December 31, 2009	APCo December 31, 2008	Remaining Refund Period	I&M December 31, 2009	I&M December 31, 2008	Remaining Refund Period
	(in thousands)			(in thousands)		
Current Regulatory Liability						
Over-recovered Fuel Costs – pays a return	$ -	$ -		$ -	$ 2,513	1 year
Over-recovered Fuel Costs – does not pay a return	-	-		8,949	-	1 year
Total Current Regulatory Liability	$ -	$ -		$ 8,949	$ 2,513	
Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits						
Regulatory liabilities being paid:						
Regulatory Liabilities Currently Paying a Return						
Asset Removal Costs	$ 451,170	$ 438,042	(a)	$ 327,593	$ 321,612	(a)
Deferred Investment Tax Credits	8,997	11,601	11 years	-	-	
Regulatory Liabilities Currently Not Paying a Return						
Unrealized Gain on Forward Commitments	36,552	38,345	5 years	27,359	29,754	5 years
Deferred State Income Tax Coal Credits	27,842	25,131	10 years	-	-	
Deferred Investment Tax Credits	1,985	3,474	11 years	57,732	60,048	77 years
Excess Asset Retirement Obligations for Nuclear Decommissioning Liability	-	-		280,705	208,190	(b)
Spent Nuclear Fuel Liability	-	-		41,517	36,596	(b)
Over-recovery of PJM Expenses	-	-		17,827	-	1 year
Over-recovered Expanded Net Energy Charge	-	3,824		-	-	
Regulatory Liabilities Being Paid	526,546	520,417		752,733	656,200	
Other	-	1,091	various	4,112	196	various
Total Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits	$ 526,546	$ 521,508		$ 756,845	$ 656,396	

(a) Relieved as removal costs are incurred.
(b) Relieved when plant is decommissioned.

	CSPCo			OPCo		
	December 31,		**Remaining Recovery Period**	**December 31,**		**Remaining Recovery Period**
Regulatory Assets:	**2009**	**2008**		**2009**	**2008**	
	(in thousands)			(in thousands)		
Noncurrent Regulatory Assets						
Regulatory assets not yet being recovered. Recovery method and timing to be determined in future proceedings:						
Regulatory Assets Currently Earning a Return						
Customer Choice Deferrals (a)	$ 28,781	$ 27,377		$ 28,330	$ 27,707	
Line Extension Carrying Costs (a)	26,590	19,933		16,278	11,341	
Storm Related Costs (a)	17,014	17,300		9,794	10,100	
Acquisition of Monongahela Power (a)	10,282	8,665		-	-	
Regulatory Assets Currently Not Earning a Return						
Peak Demand Reduction/Energy Efficiency (a)	4,071	-		4,007	-	
Total Regulatory Assets Not Yet Being Recovered	86,738	73,275		58,409	49,148	
Regulatory assets being recovered:						
Regulatory Assets Currently Earning a Return						
Fuel Adjustment Clause	36,982	-	3 to 9 years	303,550	-	3 to 9 years
Economic Development Rider	10,209	-	1 year	1,633	-	1 year
Unamortized Loss on Reacquired Debt	9,357	10,100	15 years	7,871	8,497	29 years
Acquisition of Monongahela Power	2,861	4,935	2 years	-	-	
Regulatory Assets Currently Not Earning a Return						
Pension and OPEB Funded Status	175,024	187,821	10 to 14 years	188,149	203,326	10 to 14 years
Income Taxes, Net	10,631	15,070	26 years	168,849	170,357	20 years
Postemployment Benefits	3,036	3,669	5 years	6,062	4,453	5 years
Total Regulatory Assets Being Recovered	248,100	221,595		676,114	386,633	
Other	6,191	3,487	various	8,382	13,435	various
Total Noncurrent Regulatory Assets	$ 341,029	$ 298,357		$ 742,905	$ 449,216	

(a)   Authorization to establish regulatory asset received from the PUCO.

	CSPCo			OPCo		
	December 31,		Remaining Refund Period	December 31,		Remaining Refund Period
Regulatory Liabilities:	2009	2008		2009	2008	
	(in thousands)			(in thousands)		
Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits						
Regulatory liabilities not yet being paid. Payment method and timing to be determined in future proceedings:						
Regulatory Liabilities Currently Not Paying a Return						
Over-recovery of gridSMART^{SM} Costs	$ 7,477	$ -		$ -	$ -	
Total Regulatory Liabilities Not Yet Being Paid	7,477	-		-	-	
Regulatory liabilities being paid:						
Regulatory Liabilities Currently Paying a Return						
Asset Removal Costs	130,999	132,493	(a)	112,453	117,410	(a)
Transmission Cost Recovery Rider	14,811	609	2 years	10,003	-	2 years
Deferred Investment Tax Credits	-	-		1,967	2,917	10 years
Regulatory Liabilities Currently Not Paying a Return						
Deferred Investment Tax Credits	16,833	18,813	15 years	-	-	
Unrealized Gain on Forward Commitments	-	3,487		-	4,319	
Total Regulatory Liabilities Being Paid	162,643	155,402		124,423	124,646	
Other	4,551	5,700	various	3,764	3,142	various
Total Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits	$ 174,671	$ 161,102		$ 128,187	$ 127,788	

(a)   Relieved as removal costs are incurred.

	PSO			SWEPCo		
	December 31,		**Remaining Recovery Period**	**December 31,**		**Remaining Recovery Period**
	2009	**2008**		**2009**	**2008**	
Regulatory Assets:	**(in thousands)**			**(in thousands)**		
Current Regulatory Asset						
Under-recovered Fuel Costs – earns a return	$ -	$ 146		$ 1,639	$ 75,006	1 year
Noncurrent Regulatory Assets						
Regulatory assets being recovered:						
Regulatory Assets Currently Earning a Return						
Storm Related Costs	$ 53,366	$ 61,994	4 years	$ 3,043	$ -	3 years
Red Rock Generating Facility	10,631	10,508	47 years	-	-	
Unamortized Loss on Reacquired Debt	10,175	6,521	10 years	13,118	15,243	34 years
Lawton Settlement	9,396	21,101	1 year	-	-	
Regulatory Assets Currently Not Earning a Return						
Pension and OPEB Funded Status	172,420	176,071	10 to 14 years	174,974	142,554	10 to 14 years
Vegetation Management	16,014	17,900	1 year	-	-	
Income Taxes, Net	N/A	N/A		72,174	40,479	21 years
Total Regulatory Assets Being Recovered	272,002	294,095		263,309	198,276	
Other	7,183	10,642	various	4,856	11,898	various
Total Noncurrent Regulatory Assets	$ 279,185	$ 304,737		$ 268,165	$ 210,174	

	PSO			SWEPCo		
	December 31,		**Remaining Refund Period**	**December 31,**		**Remaining Refund Period**
	2009	**2008**		**2009**	**2008**	
Regulatory Liabilities:	**(in thousands)**			**(in thousands)**		
Current Regulatory Liability						
Over-recovered Fuel Costs – pays a return	$ 51,087	$ 58,395	1 year	$ 13,762	$ 5,162	1 year
Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits						
Regulatory liabilities not yet being paid. Payment method and timing to be determined in future proceedings:						
Regulatory Liabilities Currently Not Paying a Return						
Over-recovery of gridSMART^{SM} Costs	$ 1,833	$ -		$ -	$ -	
Excess Earnings	-	-		3,167	3,167	
Total Regulatory Liabilities Not Yet Being Paid	1,833	-		3,167	3,167	
Regulatory liabilities being paid:						
Regulatory Liabilities Currently Paying a Return						
Asset Removal Costs	283,683	284,262	(a)	308,590	303,865	(a)
Regulatory Liabilities Currently Not Paying a Return						
Deferred Investment Tax Credits	31,541	27,364	39 years	15,352	18,894	8 years
Income Taxes, Net	5,431	7,077	32 years	N/A	N/A	
Unrealized Gain on Forward Commitments	-	1,598		1,272	1,575	3 years
Total Regulatory Liabilities Being Paid	320,655	320,301		325,214	324,334	
Other	4,443	3,449	various	5,554	8,248	various
Total Noncurrent Regulatory Liabilities and Deferred Investment Tax Credits	$ 326,931	$ 323,750		$ 333,935	$ 335,749	

(a)   Relieved as removal costs are incurred.

6. COMMITMENTS, GUARANTEES AND CONTINGENCIES

The Registrant Subsidiaries are subject to certain claims and legal actions arising in their ordinary course of business. In addition, their business activities are subject to extensive governmental regulation related to public health and the environment. The ultimate outcome of such pending or potential litigation cannot be predicted. For current proceedings not specifically discussed below, management does not anticipate that the liabilities, if any, arising from such proceedings would have a material adverse effect on the financial statements.

COMMITMENTS

Construction and Commitments – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

The Registrant Subsidiaries have substantial construction commitments to support their operations and environmental investments. In managing the overall construction program and in the normal course of business, the Registrant Subsidiaries contractually commit to third-party construction vendors for certain material purchases and other construction services. The Registrant Subsidiaries also purchase fuel, materials, supplies, services and property, plant and equipment under contract as part of their normal course of business. Certain supply contracts contain penalty provisions for early termination.

The following tables summarize the Registrant Subsidiaries' actual contractual commitments at December 31, 2009:

Contractual Commitments – APCo	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 688.9	$ 751.5	$ 443.6	$ 869.8	$ 2,753.8
Energy and Capacity Purchase Contracts (b)	18.9	30.9	25.8	199.8	275.4
Construction Contracts for Capital Assets (c)	46.7	54.7	94.1	-	195.5
Total	$ 754.5	$ 837.1	$ 563.5	$ 1,069.6	$ 3,224.7

Contractual Commitments - CSPCo	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 226.6	$ 436.4	$ 248.2	$ 441.6	$ 1,352.8
Energy and Capacity Purchase Contracts (b)	3.5	3.1	-	-	6.6
Construction Contracts for Capital Assets (c)	9.7	7.4	13.3	-	30.4
Total	$ 239.8	$ 446.9	$ 261.5	$ 441.6	$ 1,389.8

Contractual Commitments – I&M	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 508.0	$ 843.5	$ 575.3	$ 533.0	$ 2,459.8
Energy and Capacity Purchase Contracts (b)	3.6	3.2	-	-	6.8
Construction Contracts for Capital Assets (c)	3.1	3.7	6.3	-	13.1
Total	$ 514.7	$ 850.4	$ 581.6	$ 533.0	$ 2,479.7

Contractual Commitments – OPCo	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 911.5	$ 1,449.6	$ 849.4	$ 3,180.7	$ 6,391.2
Energy and Capacity Purchase Contracts (b)	4.1	3.7	-	-	7.8
Construction Contracts for Capital Assets (c)	28.3	63.3	33.9	-	125.5
Total	$ 943.9	$ 1,516.6	$ 883.3	$ 3,180.7	$ 6,524.5

Contractual Commitments – PSO	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 272.4	$ 122.9	$ -	$ -	$ 395.3
Energy and Capacity Purchase Contracts (b)	28.7	63.4	129.5	656.9	878.5
Construction Contracts for Capital Assets (c)	1.8	2.1	6.7	-	10.6
Total	$ 302.9	$ 188.4	$ 136.2	$ 656.9	$ 1,284.4

Less Than 1 **After**

Contractual Commitments – SWEPCo	Year	2-3 Years	4-5 Years	5 Years	Total
			(in millions)		
Fuel Purchase Contracts (a)	$ 363.6	$ 622.7	$ 361.1	$ 2,848.0	$ 4,195.4
Energy and Capacity Purchase Contracts (b)	21.3	38.3	39.2	304.7	403.5
Construction Contracts for Capital Assets (c)	152.7	323.8	156.8	-	633.3
Total	$ 537.6	$ 984.8	$ 557.1	$ 3,152.7	$ 5,232.2

(a) Represents contractual commitments to purchase coal, natural gas and other consumables as fuel for electric generation along with related transportation of the fuel.
(b) Represents contractual commitments for energy and capacity purchase contracts.
(c) Represents only capital assets that are contractual commitments. Actual payments are dependent upon and may vary significantly based upon the decision to build, regulatory approval schedules, timing and escalation of project costs.

GUARANTEES

Liabilities for guarantees are recorded in accordance with the accounting guidance for "Guarantees." There is no collateral held in relation to any guarantees. In the event any guarantee is drawn, there is no recourse to third parties unless specified below.

Letters of Credit – Affecting APCo, I&M, OPCo and SWEPCo

Certain Registrant Subsidiaries enter into standby letters of credit (LOCs) with third parties. These LOCs cover items such as insurance programs, security deposits and debt service reserves. These LOCs were issued in the ordinary course of business under the two $1.5 billion 5-year credit facilities. The facilities are structured as two $1.5 billion credit facilities of which $750 million may be issued under each credit facility as letters of credit.

The Registrant Subsidiaries and certain other companies in the AEP System have a $627 million 3-year credit agreement. As of December 31, 2009, $477 million of LOCs were issued by Registrant Subsidiaries under the 3-year credit agreement to support variable rate Pollution Control Bonds. The Registrant Subsidiaries and certain other companies in the AEP System had a $350 million 364-day credit agreement that expired in April 2009.

At December 31, 2009, the maximum future payments of the LOCs were as follows:

Company	Amount	Maturity	Borrower Sublimit
	(in thousands)		
$1.5 billion LOCs:			
I&M	$ 300	March 2010	N/A
SWEPCo	4,448	December 2010	N/A
$627 million LOC:			
APCo	$ 232,292	June 2010 to November 2010	$ 300,000
I&M	77,886	May 2010	230,000
OPCo	166,899	June 2010	400,000

Guarantees of Third-Party Obligations – Affecting SWEPCo

As part of the process to receive a renewal of a Texas Railroad Commission permit for lignite mining, SWEPCo provides guarantees of mine reclamation in the amount of approximately $65 million. Since SWEPCo uses self-bonding, the guarantee provides for SWEPCo to commit to use its resources to complete the reclamation in the event the work is not completed by Sabine Mining Company (Sabine), a consolidated variable interest entity. This guarantee ends upon depletion of reserves and completion of final reclamation. Based on the latest study, it is estimated the reserves will be depleted in 2029 with final reclamation completed by 2036. A new study is in process to include new, expanded areas of the mine. As of December 31, 2009, SWEPCo has collected approximately $43 million through a rider for final mine closure and reclamation costs, of which $2 million is recorded in Other Current Liabilities, $19 million is recorded in Deferred Credits and Other Noncurrent Liabilities and $22 million is recorded in Asset Retirement Obligations on SWEPCo's Consolidated Balance Sheets.

Sabine charges SWEPCo, its only customer, all of its costs. SWEPCo passes these costs to customers through its fuel clause.

Indemnifications and Other Guarantees – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

Contracts

The Registrant Subsidiaries enter into certain types of contracts which require indemnifications. Typically these contracts include, but are not limited to, sale agreements, lease agreements, purchase agreements and financing agreements. Generally, these agreements may include, but are not limited to, indemnifications around certain tax, contractual and environmental matters. With respect to sale agreements, exposure generally does not exceed the sale price. Prior to December 31, 2009, Registrant Subsidiaries entered into sale agreements including indemnifications with a maximum exposure that was not significant for any individual Registrant Subsidiary. There are no material liabilities recorded for any indemnifications.

The AEP East companies, PSO and SWEPCo are jointly and severally liable for activity conducted by AEPSC on behalf of the AEP East companies, PSO and SWEPCo related to power purchase and sale activity conducted pursuant to the SIA.

Lease Obligations

Certain Registrant Subsidiaries lease certain equipment under master lease agreements. See "Master Lease Agreements" and "Railcar Lease" sections of Note 13 for disclosure of lease residual value guarantees.

ENVIRONMENTAL CONTINGENCIES

Federal EPA Complaint and Notice of Violation – Affecting APCo, CSPCo, I&M, and OPCo

The Federal EPA, certain special interest groups and a number of states alleged that APCo, CSPCo, I&M and OPCo modified certain units at their coal-fired generating plants in violation of the NSR requirements of the CAA. Cases with similar allegations against CSPCo, Dayton Power and Light Company (DP&L) and Duke Energy Ohio, Inc. were also filed related to their jointly-owned units.

In 2007, the U.S. District Court approved the AEP System's consent decree with the Federal EPA, the United States Department of Justice, the states and the special interest groups. The consent decree resolved all issues related to various parties' claims in the NSR cases. Management agreed to annual SO_2 and NO_x emission caps for sixteen coal-fired power plants located in Indiana, Kentucky, Ohio, Virginia and West Virginia and the installation of environmental retrofit projects at many of the plants. Under the consent decree, the AEP System paid a $15 million civil penalty in 2008 and provided $36 million for environmental projects coordinated with the federal government and $24 million to the states for environmental mitigation. The Registrant Subsidiaries expensed their share of these amounts in 2007 as follows:

Company	Penalty	Environmental Mitigation Costs	Total Expensed in 2007
		(in thousands)	
APCo	$ 4,974	$ 20,659	$ 25,633
CSPCo	2,883	11,973	14,856
I&M	2,770	11,503	14,273
OPCo	3,355	13,935	17,290

In October 2008, the court approved a consent decree for a settlement reached with the Sierra Club in a case involving CSPCo's share of jointly-owned units at the Stuart Station. The Stuart units, operated by DP&L, are equipped with selective catalytic reduction and FGD controls. Under the terms of the settlement, the joint-owners agreed to certain emission targets related to NO_x, SO_2 and PM. They also agreed to make energy efficiency and renewable energy commitments that are conditioned on receiving PUCO approval for recovery of costs. The joint-owners also agreed to forfeit 5,500 SO_2 allowances and provide $300 thousand to a third party organization to establish a solar water heater rebate program. Another case involving a jointly-owned Beckjord unit had a liability trial. Following the trial, the jury found no liability for claims made against the jointly-owned Beckjord unit. In December 2008, however, the court ordered a new trial in the Beckjord case. Following a second liability trial, the jury again found no liability at the jointly-owned Beckjord unit. In 2009, the defendants and the plaintiffs filed appeals. Beckjord is operated by Duke Energy Ohio, Inc.

Notice of Enforcement and Notice of Citizen Suit – Affecting SWEPCo

In 2005, two special interest groups, Sierra Club and Public Citizen, filed a complaint alleging violations of the CAA at SWEPCo's Welsh Plant. In 2008, a consent decree resolved all claims in this case and in the pending appeal of the altered permit for the Welsh Plant. The consent decree required SWEPCo to install continuous particulate emission monitors at the Welsh Plant, secure 65 MW of renewable energy capacity by 2010, fund $2 million in emission reduction, energy efficiency or environmental mitigation projects by 2012 and pay a portion of plaintiffs' attorneys' fees and costs.

In 2004, the Texas Commission on Environmental Quality (TCEQ) issued a Notice of Enforcement to SWEPCo relating to the Welsh Plant. A permit alteration issued in March 2007 clarified or eliminated certain of the permit conditions. TCEQ denied a motion to overturn the permit alteration. The permit alteration was resolved by entry of the consent decree in the federal citizen suit action. In October 2008, TCEQ approved the settlement requiring SWEPCo to pay an administrative penalty of $49 thousand and to fund a supplemental environmental project in the amount of $49 thousand, and resolved all violations alleged by TCEQ.

The Federal EPA issued a Notice of Violation (NOV) based on alleged violations of a percent sulfur in fuel limitation and the heat input values listed in the previous state permit. The NOV also alleges that the permit alteration issued by TCEQ was improper. In March 2008, SWEPCo met with the Federal EPA to discuss the alleged violations. The Federal EPA did not object to the settlement of similar alleged violations in the federal citizen suit. Management is unable to predict the timing of any future action by the Federal EPA or the effect of such actions on net income, cash flows or financial condition.

Carbon Dioxide Public Nuisance Claims – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

In 2004, eight states and the City of New York filed an action in Federal District Court for the Southern District of New York against AEP, AEPSC, Cinergy Corp, Xcel Energy, Southern Company and Tennessee Valley Authority. The Natural Resources Defense Council, on behalf of three special interest groups, filed a similar complaint against the same defendants. The actions allege that CO_2 emissions from the defendants' power plants constitute a public nuisance under federal common law due to impacts of global warming and sought injunctive relief in the form of specific emission reduction commitments from the defendants. The trial court dismissed the lawsuits.

In September 2009, the Second Circuit Court of Appeals issued a ruling on appeal remanding the cases to the Federal District Court for the Southern District of New York. The Second Circuit held that the issues of climate change and global warming do not raise political questions and that Congress' refusal to regulate GHG emissions does not mean that plaintiffs must wait for an initial policy determination by Congress or the President's administration to secure the relief sought in their complaints. The court stated that Congress could enact comprehensive legislation to regulate CO_2 emissions or that the Federal EPA could regulate CO_2 emissions under existing CAA authorities and that either of these actions could override any decision made by the district court under federal common law. The Second Circuit did not rule on whether the plaintiffs could proceed with their state common law nuisance claims. In November 2009, the defendants filed for rehearing.

In October 2009, the Fifth Circuit Court of Appeals reversed a decision by the Federal District Court for the District of Mississippi dismissing state common law nuisance claims in a putative class action by Mississippi residents asserting that GHG emissions exacerbated the effects of Hurricane Katrina. The Fifth Circuit held that there was no exclusive commitment of the common law issues raised in plaintiffs' complaint to a coordinate branch of government and that no initial policy determination was required to adjudicate these claims. The Registrant Subsidiaries were initially dismissed from this case without prejudice, but are named as a defendant in a pending fourth amended complaint.

Management believes the actions are without merit and intends to continue to defend against the claims.

Alaskan Villages' Claims – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

In 2008, the Native Village of Kivalina and the City of Kivalina, Alaska filed a lawsuit in Federal Court in the Northern District of California against AEP, AEPSC and 22 other unrelated defendants including oil and gas companies, a coal company, and other electric generating companies. The complaint alleges that the defendants' emissions of CO_2 contribute to global warming and constitute a public and private nuisance and that the defendants are acting together. The complaint further alleges that some of the defendants, including AEP, conspired to create a false scientific debate about global warming in order to deceive the public and perpetuate the alleged nuisance. The plaintiffs also allege that the effects of global warming will require the relocation of the village at an alleged cost of $95 million to $400 million. In October 2009, the judge dismissed plaintiffs' federal common law claim for nuisance, finding the claim barred by the political question doctrine and by plaintiffs' lack of standing to bring the claim. The judge also dismissed plaintiffs' state law claims without prejudice to refiling in state court. The plaintiffs appealed the decision. Management believes the action is without merit and intends to defend against the claims.

The Comprehensive Environmental Response Compensation and Liability Act (Superfund) and State Remediation – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

By-products from the generation of electricity include materials such as ash, slag, sludge, low-level radioactive waste and SNF. Coal combustion by-products, which constitute the overwhelming percentage of these materials, are typically treated and deposited in captive disposal facilities or are beneficially utilized. In addition, the generating plants and transmission and distribution facilities have used asbestos, polychlorinated biphenyls (PCBs) and other hazardous and nonhazardous materials. The Registrant Subsidiaries currently incur costs to dispose of these substances safely.

Superfund addresses clean-up of hazardous substances that have been released to the environment. The Federal EPA administers the clean-up programs. Several states have enacted similar laws. At December 31, 2009, APCo and CSPCo are each named as a Potentially Responsible Party (PRP) for one site and OPCo is named a PRP for three sites by the Federal EPA. There are seven additional sites for which APCo, CSPCo, I&M, OPCo, and SWEPCo have received information requests which could lead to PRP designation. I&M and SWEPCo have also been named potentially liable at two sites each under state law including the I&M site discussed in the next paragraph. In those instances where the Registrant Subsidiaries have been named a PRP or defendant, disposal or recycling activities were in accordance with the then-applicable laws and regulations. Superfund does not recognize compliance as a defense, but imposes strict liability on parties who fall within its broad statutory categories. Liability has been resolved for a number of sites with no significant effect on net income.

In March 2008, I&M received a letter from the Michigan Department of Environmental Quality (MDEQ) concerning conditions at a site under state law and requesting I&M to take voluntary action necessary to prevent and/or mitigate public harm. In May 2008, I&M started remediation work in accordance with a plan approved by MDEQ. I&M recorded approximately $7 million and $4 million of expense during 2009 and 2008, respectively. As the remediation work is completed, I&M's cost may continue to increase. Management cannot predict the amount of additional cost, if any.

Management evaluates the potential liability for each Superfund site separately, but several general statements can be made about potential future liability. Allegations that materials were disposed at a particular site are often unsubstantiated and the quantity of materials deposited at a site can be small and often nonhazardous. Although Superfund liability has been interpreted by the courts as joint and several, typically many parties are named as PRPs for each site and several of the parties are financially sound enterprises. At present, management's estimates do not anticipate material cleanup costs for identified Superfund sites, except the I&M site discussed above.

Defective Environmental Equipment – Affecting CSPCo and OPCo

As part of the AEP System's continuing environmental investment program, management chose to retrofit wet flue gas desulfurization systems on units utilizing the jet bubbling reactor (JBR) technology. The following plants have been scheduled for the installation of the JBR technology or are currently utilizing JBR retrofits:

Plant Name	Plant Owners	JBRs Scheduled for Installation
Cardinal	OPCo/ Buckeye Power, Inc.	3
Conesville	CSPCo/Dayton Power and Light Company/ Duke Energy Ohio, Inc.	1
Muskingum River (a)	OPCo	1

(a) Contracts for the Muskingum River project have been temporarily suspended during the early development stage of the project.

The retrofits on two of the Cardinal Plant units and the Conesville Plant unit are operational. Due to unexpected operating results, management completed an extensive review of the design and manufacture of the JBR internal components. The review concluded that there are fundamental design deficiencies and that inferior and/or inappropriate materials were selected for the internal fiberglass components. Management initiated discussions with Black & Veatch, the original equipment manufacturer, to develop a repair or replacement corrective action plan. Management intends to pursue contractual and other legal remedies if these issues with Black & Veatch are not resolved. If the AEP System is unsuccessful in obtaining reimbursement for the work required to remedy this situation, the cost of repair or replacement could have an adverse impact on construction costs, net income, cash flows and financial condition.

NUCLEAR CONTINGENCIES – AFFECTING I&M

I&M owns and operates the two-unit 2,191 MW Cook Plant under licenses granted by the Nuclear Regulatory Commission (NRC). I&M has a significant future financial commitment to dispose of SNF and to safely decommission and decontaminate the plant. The licenses to operate the two nuclear units at the Cook Plant expire in 2034 and 2037. The operation of a nuclear facility also involves special risks, potential liabilities and specific regulatory and safety requirements. By agreement, I&M is partially liable, together with all other electric utility companies that own nuclear generating units, for a nuclear power plant incident at any nuclear plant in the U.S. Should a nuclear incident occur at any nuclear power plant in the U.S., the resultant liability could be substantial.

Decommissioning and Low Level Waste Accumulation Disposal

The cost to decommission a nuclear plant is affected by NRC regulations and the SNF disposal program. Decommissioning costs are accrued over the service life of the Cook Plant. The most recent decommissioning cost study was performed in 2009. According to that study, the estimated cost of decommissioning and disposal of low-level radioactive waste ranges from $831 million to $1.5 billion in 2009 nondiscounted dollars. The wide range in estimated costs is caused by variables in assumptions. I&M recovers estimated decommissioning costs for the Cook Plant in its rates. The amount recovered in rates was $16 million in 2009, $27 million in 2008 and $32 million in 2007. Reduced annual decommissioning cost recovery amounts reflect the units' longer estimated life and operating licenses granted by the NRC. Decommissioning costs recovered from customers are deposited in external trusts.

At December 31, 2009 and 2008, the total decommissioning trust fund balance was $1.1 billion and $959 million, respectively. Trust fund earnings increase the fund assets and decrease the amount remaining to be recovered from ratepayers. The decommissioning costs (including interest, unrealized gains and losses and expenses of the trust funds) increase or decrease the recorded liability.

I&M continues to work with regulators and customers to recover the remaining estimated costs of decommissioning the Cook Plant. However, future net income, cash flows and possibly financial condition would be adversely affected if the cost of SNF disposal and decommissioning continues to increase and cannot be recovered.

SNF Disposal

The Federal government is responsible for permanent SNF disposal and assesses fees to nuclear plant owners for SNF disposal. A fee of one mill per KWH for fuel consumed after April 6, 1983 at the Cook Plant is being collected from customers and remitted to the U.S. Treasury. At December 31, 2009 and 2008, fees and related interest of $265 million and $264 million, respectively, for fuel consumed prior to April 7, 1983 have been recorded as Long-term Debt and funds collected from customers along with related earnings totaling $306 million and $301 million, respectively, to pay the fee are recorded as part of Spent Nuclear Fuel and Decommissioning Trusts. I&M has not paid the government the pre-April 1983 fees due to continued delays and uncertainties related to the federal disposal program.

See "Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal" section of Note 11 for disclosure of the fair value of assets within the trusts.

Nuclear Incident Liability

I&M carries insurance coverage for property damage, decommissioning and decontamination at the Cook Plant in the amount of $1.8 billion. I&M purchases $1 billion of excess coverage for property damage, decommissioning and decontamination. Additional insurance provides coverage for a weekly indemnity payment resulting from an insured accidental outage. I&M utilizes an industry mutual insurer for the placement of this insurance coverage. Participation in this mutual insurance requires a contingent financial obligation of up to $37 million for I&M which is assessable if the insurer's financial resources would be inadequate to pay for losses.

The Price-Anderson Act, extended through December 31, 2025, establishes insurance protection for public liability arising from a nuclear incident at $12.6 billion and covers any incident at a licensed reactor in the U.S. Commercially available insurance, which must be carried for each licensed reactor, provided $300 million of coverage through December 31, 2009. Effective January 1, 2010 commercially available insurance increased to $375 million of coverage. In the event of a nuclear incident at any nuclear plant in the U.S., the remainder of the liability would be provided by a deferred premium assessment of $117.5 million on each licensed reactor in the U.S. payable in annual installments of $17.5 million. As a result, I&M could be assessed $235 million per nuclear incident payable in annual installments of $35 million. The number of incidents for which payments could be required is not limited.

In the event of an incident of a catastrophic nature, I&M is initially covered for the first $375 million through commercially available insurance. The next level of liability coverage of up to $12.2 billion would be covered by claims made under the Price-Anderson Act. If the liability were in excess of amounts recoverable from insurance and retrospective claim payments made under the Price-Anderson Act, I&M would seek to recover those amounts from customers through rate increases. In the event nuclear losses or liabilities are underinsured or exceed accumulated funds and recovery from customers is not possible, net income, cash flows and financial condition could be adversely affected.

Cook Plant Unit 1 Fire and Shutdown

In September 2008, I&M shut down Cook Plant Unit 1 (Unit 1) due to turbine vibrations, caused by blade failure, which resulted in a fire on the electric generator. This equipment, located in the turbine building, is separate and isolated from the nuclear reactor. The turbine rotors that caused the vibration were installed in 2006 and are within the vendor's warranty period. The warranty provides for the repair or replacement of the turbine rotors if the damage was caused by a defect in materials or workmanship. Repair of the property damage and replacement of the turbine rotors and other equipment could cost up to approximately $395 million. Management believes that I&M should recover a significant portion of these costs through the turbine vendor's warranty, insurance and the regulatory process. I&M repaired Unit 1 and it resumed operations in December 2009 at reduced power. The Unit 1 rotors were repaired and reinstalled due to the extensive lead time required to manufacture and install new turbine rotors. As a result, the replacement of the repaired turbine rotors and other equipment is scheduled for the Unit 1 planned outage in the fall of 2011.

I&M maintains property insurance through Nuclear Electric Insurance Limited (NEIL) with a $1 million deductible. As of December 31, 2009, I&M recorded $134 million on its Consolidated Balance Sheet representing recoverable amounts under the property insurance policy. Through December 31, 2009, I&M received partial payments of $118 million from NEIL for the cost incurred to repair the property damage.

I&M also maintained a separate accidental outage insurance policy with NEIL whereby, after a 12-week deductible period, I&M received weekly payments of $3.5 million for 52 weeks and $2.8 million for one week. In 2009, I&M recorded $185 million in revenue and reduced customer bills by approximately $78 million for the cost of replacement power during the outage period.

NEIL is reviewing claims made under the insurance policies to ensure that claims associated with the outage are covered by the policies. The treatment of property damage costs, replacement power costs and insurance proceeds will be the subject of future regulatory proceedings in Indiana and Michigan. If the ultimate costs of the incident are not covered by warranty, insurance or through the regulatory process or if any future regulatory proceedings are adverse, it could have an adverse impact on net income, cash flows and financial condition.

OPERATIONAL CONTINGENCIES

Insurance and Potential Losses – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

The Registrant Subsidiaries maintain insurance coverage normal and customary for electric utilities, subject to various deductibles. Insurance coverage includes all risks of physical loss or damage to nonnuclear assets, subject to insurance policy conditions and exclusions. Covered property generally includes power plants, substations, facilities and inventories. Excluded property generally includes transmission and distribution lines, poles and towers. The insurance programs also generally provide coverage against loss arising from certain claims made by third parties and are in excess of retentions absorbed by the Registrant Subsidiaries. Coverage is generally provided by a combination of the protected cell of EIS and/or various industry mutual and/or commercial insurance carriers.

See "Nuclear Contingencies" section of this footnote for a discussion of I&M's nuclear exposures and related insurance.

Some potential losses or liabilities may not be insurable or the amount of insurance carried may not be sufficient to meet potential losses and liabilities, including, but not limited to, liabilities relating to damage to the Cook Plant and costs of replacement power in the event of an incident at the Cook Plant. Future losses or liabilities, if they occur, which are not completely insured, unless recovered from customers, could have a material adverse effect on net income, cash flows and financial condition.

Fort Wayne Lease – Affecting I&M

Since 1975 I&M has leased certain energy delivery assets from the City of Fort Wayne, Indiana under a long-term lease that expires on February 28, 2010. I&M has been negotiating with Fort Wayne to purchase the assets at the end of the lease, but no agreement has been reached. Fort Wayne issued a technical notice of default under the lease to I&M in August 2009. I&M responded to Fort Wayne in October 2009 that it did not agree there was a default under the lease. In October 2009, I&M filed for declaratory and injunctive relief in Indiana state court. The parties agreed to submit this matter to mediation. In February 2010, the court issued a stay to continue mediation. I&M will seek recovery in rates for any amount it may pay related to this dispute. At this time, management cannot predict the outcome of this dispute or its potential impact on net income or cash flows.

Coal Transportation Rate Dispute - Affecting PSO

In 1985, the Burlington Northern Railroad Co. (now BNSF) entered into a coal transportation agreement with PSO. The agreement contained a base rate subject to adjustment, a rate floor, a reopener provision and an arbitration provision. In 1992, PSO reopened the pricing provision. The parties failed to reach an agreement and the matter was arbitrated, with the arbitration panel establishing a lowered rate as of July 1, 1992 (the 1992 Rate), and modifying the rate adjustment formula. The decision did not mention the rate floor. From April 1996 through the contract termination in December 2001, the 1992 Rate exceeded the adjusted rate, determined according to the decision. PSO paid the adjusted rate and contended that the panel eliminated the rate floor. BNSF invoiced at the 1992 Rate and contended that the 1992 Rate was the new rate floor. At the end of 1991, PSO terminated the contract by paying a termination fee, as required by the agreement. BNSF contends that the termination fee should have been calculated on the 1992 Rate, not the adjusted rate, resulting in an underpayment of approximately $9.5 million, including interest.

This matter was submitted to an arbitration board. In April 2006, the arbitration board filed its decision, denying BNSF's underpayments claim. PSO filed a request for an order confirming the arbitration award and a request for entry of judgment on the award with the U.S. District Court for the Northern District of Oklahoma. On July 14, 2006, the U.S. District Court issued an order confirming the arbitration award. On July 24, 2006, BNSF filed a Motion to Reconsider the July 14, 2006 Arbitration Confirmation Order and Final Judgment and its Motion to Vacate and Correct the Arbitration Award with the U.S. District Court. In August 2009, the U.S. District Court upheld the arbitration board's decision. BNSF appealed the U.S. District Court's decision.

Rail Transportation Litigation – Affecting PSO

In October 2008, the Oklahoma Municipal Power Authority and the Public Utilities Board of the City of Brownsville, Texas, as co-owners of Oklaunion Plant, filed a lawsuit against AEP alleging breach of contract and breach of fiduciary duties related to negotiations for rail transportation services for the plant. In November 2009, all parties agreed to a settlement during court-ordered mediation.

FERC Long-term Contracts – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

In 2002, the FERC held a hearing related to a complaint filed by Nevada Power Company and Sierra Pacific Power Company (the Nevada utilities). The complaint sought to break long-term contracts entered during the 2000 and 2001 California energy price spike which the customers alleged were "high-priced." The complaint alleged that AEP subsidiaries sold power at unjust and unreasonable prices because the market for power was allegedly dysfunctional at the time such contracts were executed. In September 2009, the parties reached a settlement. The settlement payment was made in February 2010.

7. ACQUISITIONS

2009

Oxbow Lignite Company and Red River Mining Company – Affecting SWEPCo

On December 29, 2009, SWEPCo purchased 50% of the Oxbow Lignite Company, LLC (OLC) membership interest for $13 million. Cleco Power LLC (Cleco) acquired the remaining 50% membership interest in the OLC for $13 million. The Oxbow Mine is located near Coushatta, Louisiana and will be used as one of the fuel sources for SWEPCo's and Cleco's jointly-owned Dolet Hills Generating Station. SWEPCo will account for OLC as an equity investment. Also, on December 29, 2009, DHLC purchased mining equipment and assets for $16 million from the Red River Mining Company.

Valley Electric Membership Corporation – Affecting SWEPCo

In November 2009, SWEPCo signed a letter of intent to purchase the transmission and distribution assets and to assume certain liabilities of Valley Electric Membership Corporation (VEMCO) for approximately $96 million. Consummation of the transaction is subject to regulatory approval by the LPSC, the APSC, the Rural Utilities Service and the National Rural Utilities Cooperative Finance Corporation. In January 2010, the VEMCO members approved the transaction. VEMCO services approximately 30,000 member customers in eight parishes south of Shreveport, Louisiana. SWEPCo expects to complete the transaction in the second quarter of 2010.

2008

None

2007

Darby Electric Generating Station – Affecting CSPCo

In November 2006, CSPCo agreed to purchase Darby Electric Generating Station (Darby) from DPL Energy, LLC, a subsidiary of The Dayton Power and Light Company, for $102 million and the assumption of liabilities of $2 million. CSPCo completed the purchase in April 2007. The Darby Plant is located near Mount Sterling, Ohio and is a natural gas, simple cycle power plant with a generating capacity of 480 MW.

8. BENEFIT PLANS

For a discussion of investment strategy, investment limitations, target asset allocations and the classification of investments within the fair value hierarchy, see "Investments Held in Trust for Future Liabilities" and "Fair Value Measurements of Assets and Liabilities" sections of Note 1.

APCo, CSPCo, I&M, OPCo, PSO and SWEPCo participate in an AEP sponsored qualified pension plan and two unfunded nonqualified pension plans. AEP merged two qualified plans at December 31, 2008. A substantial majority of employees are covered by the qualified plan or both the qualified and a nonqualified pension plan. APCo, CSPCo, I&M, OPCo, PSO and SWEPCo participate in OPEB plans sponsored by AEP to provide medical and life insurance benefits for retired employees.

APCo, CSPCo, I&M, OPCo, PSO and SWEPCo recognize the obligations associated with defined benefit pension plans and OPEB plans in their balance sheets at fair value under the "Fair Value Measurements and Disclosures" accounting guidance. Additional disclosures about the plans are required by "Compensation – Retirement Benefits" accounting guidance. APCo, CSPCo, I&M, OPCo, PSO and SWEPCo recognize an asset for a plan's overfunded status or a liability for a plan's underfunded status and recognize, as a component of other comprehensive income, the changes in the funded status of the plan that arise during the year that are not recognized as a component of net periodic benefit cost. APCo, CSPCo, I&M, OPCo, PSO and SWEPCo record a regulatory asset for qualifying benefit costs of regulated operations that for ratemaking purposes are deferred for future recovery.

Adjustment of pretax AOCI is required at the end of each year, for both underfunded and overfunded defined benefit pension and OPEB plans, to an amount equal to the remaining unrecognized deferrals for unamortized actuarial losses or gains, prior service costs and transition obligations, such that remaining deferred costs result in an AOCI equity reduction and deferred gains result in an AOCI equity addition. The year-end AOCI measure can be volatile based on fluctuating market conditions, investment returns and discount rates.

The following tables provide a reconciliation of the changes in projected benefit obligations and fair value of assets for AEP's plans over the two-year period ending at the plan's measurement date of December 31, 2009, and their funded status as of December 31 of each year:

Projected Plan Obligations, Plan Assets, Funded Status as of December 31, 2009 and 2008

	Pension Plans December 31,		Other Postretirement Benefit Plans December 31,	
	2009	2008	2009	2008
Change in Projected Benefit Obligation	(in millions)			
Projected Obligation at January 1	$ 4,301	$ 4,109	$ 1,843	$ 1,773
Service Cost	104	100	42	42
Interest Cost	254	249	110	113
Actuarial Loss	290	139	32	2
Benefit Payments	(248)	(296)	(120)	(120)
Participant Contributions	-	-	25	24
Medicare Subsidy	-	-	9	9
Projected Obligation at December 31	$ 4,701	$ 4,301	$ 1,941	$ 1,843
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at January 1	$ 3,161	$ 4,504	$ 1,018	$ 1,400
Actual Gain (Loss) on Plan Assets	482	(1,054)	235	(368)
Company Contributions	8	7	150	82
Participant Contributions	-	-	25	24
Benefit Payments	(248)	(296)	(120)	(120)
Fair Value of Plan Assets at December 31	$ 3,403	$ 3,161	$ 1,308	$ 1,018
Underfunded Status at December 31	$ (1,298)	$ (1,140)	$ (633)	$ (825)

Actuarial Assumptions for Benefit Obligations

The weighted-average assumptions as of December 31 of each year used in the measurement of AEP's benefit obligations are shown in the following table:

	Pension Plans December 31,		Other Postretirement Benefit Plans December 31,	
Assumptions	2009	2008	2009	2008
Discount Rate	5.60%	6.00%	5.85%	6.10%
Rate of Compensation Increase	4.60% (a)	5.90% (a)	N/A	N/A

(a)   Rates are for base pay only. In addition, an amount is added to reflect target incentive compensation for exempt employees and overtime and incentive pay for nonexempt employees.

N/A = Not Applicable

To determine a discount rate, AEP uses a duration-based method by constructing a hypothetical portfolio of high quality corporate bonds similar to those included in the Moody's Aa bond index with a duration matching the benefit plan liability. The composite yield on the hypothetical bond portfolio is used as the discount rate for the plan.

For 2009, the rate of compensation increase assumed varies with the age of the employee, ranging from 3% per year to 11.5% per year, with an average increase of 4.6%.

Amounts Recognized on AEP's Balance Sheets as of December 31, 2009 and 2008

	Pension Plans December 31,		Other Postretirement Benefit Plans December 31,	
	2009	2008	2009	2008
	(in millions)			
Other Current Liabilities – Accrued Short-term Benefit Liability	$ (10)	$ (9)	$ (4)	$ (4)
Employee Benefits and Pension Obligations – Accrued Long-term Benefit Liability	(1,288)	(1,131)	(629)	(821)
Underfunded Status	$ (1,298)	$ (1,140)	$ (633)	$ (825)

Amounts Recognized in AEP's Accumulated Other Comprehensive Income (AOCI) as of December 31, 2009, 2008 and 2007

	Pension Plans December 31,			Other Postretirement Benefit Plans December 31,		
Components	2009	2008	2007	2009	2008	2007
	(in millions)					
Net Actuarial Loss	$ 2,096	$ 2,024	$ 534	$ 546	$ 715	$ 231
Prior Service Cost	12	13	14	3	3	4
Transition Obligation	-	-	-	43	70	97
Pretax AOCI	$ 2,108	$ 2,037	$ 548	$ 592	$ 788	$ 332
Recorded as						
Regulatory Assets	$ 1,750	$ 1,660	$ 453	$ 380	$ 502	$ 204
Deferred Income Taxes	125	132	33	74	100	45
Net of Tax AOCI	233	245	62	138	186	83
Pretax AOCI	$ 2,108	$ 2,037	$ 548	$ 592	$ 788	$ 332

Components of the Change in AEP's Plan Assets and Benefit Obligations Recognized in Pretax AOCI during the years ended December 31, 2009 and 2008 are as follows:

Components	Pensions Plans Years Ended December 31, 2009		2008		Other Postretirement Benefit Plans Years Ended December 31, 2009		2008	
				(in millions)				
Actuarial Loss (Gain) During the Year	$	130	$	1,527	$	(127)	$	492
Amortization of Actuarial Loss		(59)		(37)		(42)		(9)
Prior Service Credit		-		(1)		-		-
Amortization of Transition Obligation		-		-		(27)		(27)
Total Pretax AOCI Change for the Year	$	71	$	1,489	$	(196)	$	456

Pension and Other Postretirement Plans' Assets

The value of AEP's pension plan's assets increased to $3.4 billion at December 31, 2009 from $3.2 billion at December 31, 2008. The qualified plan paid $240 million in benefits to plan participants during 2009 (nonqualified plans paid $8 million in benefits). The value of the OPEB plans' assets increased to $1.3 billion at December 31, 2009 from $1 billion at December 31, 2008. The OPEB plans paid $120 million in benefits to plan participants during 2009.

The following table presents the classification of pension plan assets within the fair value hierarchy at December 31, 2009:

Major Categories of Plan Assets	Level 1		Level 2		Level 3		Other		Total		Year End Allocation
					(in millions)						
Equities:											
Domestic	$	1,219	$	-	$	-	$	-	$	1,219	35.8%
International		320		-		-		-		320	9.4%
Real Estate Investment Trusts		87		-		-		-		87	2.6%
Common Collective Trust –											
International		-		161		-		-		161	4.7%
Subtotal Equities		1,626		161		-		-		1,787	52.5%
Fixed Income:											
United States Government and											
Agency Securities		-		233		-		-		233	6.9%
Corporate Debt		-		831		-		-		831	24.4%
Foreign Debt		-		171		-		-		171	5.0%
State and Local Government		-		35		-		-		35	1.0%
Other – Asset Backed		-		27		-		-		27	0.8%
Subtotal Fixed Income		-		1,297		-		-		1,297	38.1%
Real Estate		-		-		90		-		90	2.7%
Alternative Investments		-		-		106		-		106	3.1%
Securities Lending		-		173		-		-		173	5.1%
Securities Lending Collateral (a)		-		-		-		(196)		(196)	(5.8)%
Cash and Cash Equivalents (b)		-		116		-		4		120	3.5%
Other – Pending Transactions and											
Accrued Income (c)		-		-		-		26		26	0.8%
Total	$	1,626	$	1,747	$	196	$	(166)	$	3,403	100.0%

(a) Amounts in "Other" column primarily represent an obligation to repay cash collateral received as part on the Security Lending Program.
(b) Amounts in "Other" column primarily represent foreign currency holdings.
(c) Amounts in "Other" column primarily represent accrued interest, dividend receivables and transactions pending settlement.

The following table sets forth a reconciliation of changes in the fair value of real estate and alternative investments classified as Level 3 in the fair value hierarchy for the pension assets:

	Real Estate	Alternative Investments	Total Level 3
		(in millions)	
Balance as of January 1, 2009	$ 137	$ 106	$ 243
Actual Return on Plan Assets			
Relating to Assets Still Held as of the Reporting Date	(47)	(14)	(61)
Relating to Assets Sold During the Period	-	1	1
Purchases and Sales	-	13	13
Transfers in and/or out of Level 3	-	-	-
Balance as of December 31, 2009	$ 90	$ 106	$ 196

The following table presents the classification of OPEB plan assets within the fair value hierarchy at December 31, 2009:

Major Categories of Plan Assets	Level 1	Level 2	Level 3	Other	Total	Year End Allocation
			(in millions)			
Equities:						
Domestic	$ 343	$ -	$ -	$ -	$ 343	26.2%
International	375	-	-	-	375	28.7%
Common Collective Trust –						
International	-	93	-	-	93	7.1%
Subtotal Equities	718	93	-	-	811	62.0%
Fixed Income:						
Common Collective Trust – Debt	-	38	-	-	38	2.9%
United States Government and						
Agency Securities	-	42	-	-	42	3.2%
Corporate Debt	-	141	-	-	141	10.8%
Foreign Debt	-	32	-	-	32	2.4%
State and Local Government	-	6	-	-	6	0.5%
Other – Asset Backed	-	2	-	-	2	0.2%
Subtotal Fixed Income	-	261	-	-	261	20.0%
Trust Owned Life Insurance:						
International Equities	-	75	-	-	75	5.7%
United States Bonds	-	131	-	-	131	10.0%
Cash and Cash Equivalents (a)	7	14	-	1	22	1.7%
Other – Pending Transactions and						
Accrued Income (b)	-	-	-	8	8	0.6%
Total	$ 725	$ 574	$ -	$ 9	$ 1,308	100.0%

(a) Amounts in "Other" column primarily represent foreign currency holdings.
(b) Amounts in "Other" column primarily represent accrued interest, dividend receivables and transactions pending settlement.

The asset allocations for AEP's plans at the end of 2008 by asset category, were as follows:

	Percentage of Plan Assets at December 31, 2008	
Asset Category	Pension Plans	Other Postretirement Benefit Plans
Equity Securities	47%	53%
Real Estate	6%	-
Debt Securities	42%	43%
Cash and Cash Equivalents	5%	4%
Total	100%	100%

Significant Concentrations of Risk Within Plan Assets

In addition to establishing the target asset allocation of plan assets, the investment policy also places restrictions on securities to limit significant concentrations within plan assets. The investment policy establishes guidelines that govern maximum market exposure, security restrictions, prohibited asset classes, prohibited types of transactions, minimum credit quality, average portfolio quality, portfolio duration and concentration limits. The guidelines were established to mitigate the risk of loss due to significant concentrations in any investment. AEP monitors the plan to control security diversification and ensure compliance with its investment policy. At December 31, 2009, the assets were invested in compliance with all investment limits. See "Investments Held in Trust for Future Liabilities" section of Note 1 for limit details.

Determination of Pension Expense

AEP bases its determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

	December 31,			
Accumulated Benefit Obligation	**2009**		**2008**	
	(in millions)			
Qualified Pension Plans	$	4,539	$	4,119
Nonqualified Pension Plans		90		80
Total	$	4,629	$	4,199

For the underfunded pension plans that had an accumulated benefit obligation in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of these plans at December 31, 2009 and 2008 were as follows:

	Underfunded Pension Plans			
	December 31,			
	2009		**2008**	
	(in millions)			
Projected Benefit Obligation	$	4,701	$	4,301
Accumulated Benefit Obligation	$	4,629	$	4,199
Fair Value of Plan Assets		3,403		3,161
Underfunded Accumulated Benefit Obligation	$	1,226	$	1,038

Estimated Future Benefit Payments and Contributions

AEP expects contributions and payments for the pension plans of $160 million and the OPEB plans of $117 million during 2010. The amount for the pension plans is at least the minimum amount required by ERISA plus payment of unfunded nonqualified benefits.   For the qualified pension plan, AEP may make additional discretionary contributions to maintain the funded status of the plan. The contribution to the OPEB plans is generally based on the amount of the OPEB plans' periodic benefit costs for accounting purposes as provided for in agreements with state regulatory authorities, plus the additional discretionary contribution of the Medicare subsidy receipts.

The table below reflects the total benefits expected to be paid from the plan or from the employer's assets, including both the employer's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan. Medicare subsidy receipts are shown in the year of the corresponding benefit payments, even though actual cash receipts are expected early in the following year. Future benefit payments are dependent on the number of employees retiring, whether the retiring employees elect to receive pension benefits as annuities or as lump sum distributions, future integration of the benefit plans with changes to Medicare and other legislation, future levels of interest rates and variances in actuarial results. The estimated payments for AEP's pension benefits and OPEB are as follows:

	Pension Plans	Other Postretirement Benefit Plans	
	Pension Payments	Benefit Payments	Medicare Subsidy Receipts
	(in millions)		
2010	$ 332	$ 119	$ (10)
2011	342	130	(11)
2012	348	139	(13)
2013	355	148	(14)
2014	358	158	(15)
Years 2015 to 2019, in Total	1,871	923	(95)

Components of Net Periodic Benefit Cost

The following table provides the components of AEP's net periodic benefit cost for the plans for the years ended December 31, 2009, 2008 and 2007:

	Pension Plans			Other Postretirement Benefit Plans		
	Years Ended December 31,					
	2009	2008	2007	2009	2008	2007
	(in millions)					
Service Cost	$ 104	$ 100	$ 96	$ 42	$ 42	$ 42
Interest Cost	254	249	235	110	113	104
Expected Return on Plan Assets	(321)	(336)	(340)	(80)	(111)	(104)
Amortization of Transition Obligation	-	-	-	27	27	27
Amortization of Prior Service Cost	-	1	-	-	-	-
Amortization of Net Actuarial Loss	59	37	59	42	9	12
Net Periodic Benefit Cost	96	51	50	141	80	81
Capitalized Portion	(30)	(16)	(14)	(44)	(25)	(25)
Net Periodic Benefit Cost Recognized as Expense	$ 66	$ 35	$ 36	$ 97	$ 55	$ 56

Estimated amounts expected to be amortized to net periodic benefit costs for AEP's plans during 2010 are shown in the following table:

Components	Pension Plans		Other Postretirement Benefit Plans
	(in millions)		
Net Actuarial Loss	$	99	$ 29
Prior Service Cost		1	-
Transition Obligation		-	27
Total Estimated 2010 Pretax AOCI Amortization	$	100	$ 56
Expected to be Recorded as			
Regulatory Asset	$	82	$ 37
Deferred Income Taxes		6	7
Net of Tax AOCI		12	12
Total	$	100	$ 56

Net Benefit Cost by Registrant

The following table provides the net periodic benefit cost (credit) for the plans by Registrant Subsidiary for the years ended December 31, 2009, 2008 and 2007:

Company	Pension Plans			Other Postretirement Benefit Plans		
	Years Ended December 31,					
	2009	2008	2007	2009	2008	2007
	(in thousands)					
APCo	$ 10,459	$ 3,337	$ 3,367	$ 24,231	$ 14,896	$ 14,241
CSPCo	2,751	(1,398)	(1,030)	10,554	6,041	5,964
I&M	13,939	7,283	7,599	17,433	9,765	10,121
OPCo	8,268	1,277	1,451	20,557	11,357	11,207
PSO	3,081	2,033	1,697	9,134	5,581	5,722
SWEPCo	4,831	3,742	2,987	9,453	5,539	5,677

Actuarial Assumptions for Net Periodic Benefit Costs

The weighted-average assumptions as of January 1 of each year used in the measurement of AEP's benefit costs are shown in the following tables:

	Pension Plans			Other Postretirement Benefit Plans		
	2009	2008	2007	2009	2008	2007
Discount Rate	6.00%	6.00%	5.75%	6.10%	6.20%	5.85%
Expected Return on Plan Assets	8.00%	8.00%	8.50%	7.75%	8.00%	8.00%
Rate of Compensation Increase	5.90%	5.90%	5.90%	N/A	N/A	N/A

N/A = Not Applicable

The expected return on plan assets for 2009 was determined by evaluating historical returns, the current investment climate (yield on fixed income securities and other recent investment market indicators), rate of inflation and current prospects for economic growth.

The health care trend rate assumptions as of January 1 of each year used for OPEB plans measurement purposes are shown below:

Health Care Trend Rates	2009	2008
Initial	6.50%	7.00%
Ultimate	5.00%	5.00%
Year Ultimate Reached	2012	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the OPEB health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(in millions)	
Effect on Total Service and Interest Cost Components of Net Periodic Postretirement Health Care Benefit Cost	$ 20	$ (16)
Effect on the Health Care Component of the Accumulated Postretirement Benefit Obligation	217	(180)

American Electric Power System Retirement Savings Plans

APCo, CSPCo, I&M, OPCo, PSO and SWEPCo participate in an AEP sponsored defined contribution retirement savings plan, the American Electric Power System Retirement Savings Plan, for substantially all employees who are not members of the United Mine Workers of America (UMWA). This qualified plan offers participants an opportunity to contribute a portion of their pay, includes features under Section 401(k) of the Internal Revenue Code and provides for company matching contributions. The matching contributions to the plan was 75% of the first 6% of eligible compensation contributed by the employee in 2008. Effective January 1, 2009, the match is 100% of the first 1% of eligible employee contributions and 70% of the next 5% of contributions.

The amounts of contributions below for SWEPCo include a legacy savings plan of an acquired subsidiary.

The following table provides the cost for contributions to the retirement savings plans by Registrant Subsidiary for the years ended December 31, 2009, 2008 and 2007:

Company	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
APCo	$ 8,673	$ 8,226	$ 7,787
CSPCo	4,008	3,678	3,442
I&M	10,315	9,501	9,075
OPCo	7,632	7,246	6,842
PSO	4,083	3,933	3,673
SWEPCo	5,269	4,943	4,623

UMWA Benefits

APCo, CSPCo, I&M and OPCo provide UMWA pension, health and welfare benefits for certain unionized mining employees, retirees and their survivors who meet eligibility requirements. UMWA trustees make final interpretive determinations with regard to all benefits. The pension benefits are administered by UMWA trustees and contributions are made to their trust funds. The health and welfare benefits are administered by APCo, CSPCo, I&M and OPCo. Benefits are paid from their general assets. Contributions and benefits paid were not material in 2009, 2008 and 2007.

9. **BUSINESS SEGMENTS**

The Registrant Subsidiaries have one reportable segment, an integrated electricity generation, transmission and distribution business. All of the Registrant Subsidiaries' other activities are insignificant. The Registrant Subsidiaries' operations are managed on an integrated basis because of the substantial impact of cost-based rates and regulatory oversight on the business process, cost structures and operating results.

10. **DERIVATIVES AND HEDGING**

OBJECTIVES FOR UTILIZATION OF DERIVATIVE INSTRUMENTS

The Registrant Subsidiaries are exposed to certain market risks as major power producers and marketers of wholesale electricity, coal and emission allowances. These risks include commodity price risk, interest rate risk, credit risk and to a lesser extent foreign currency exchange risk. These risks represent the risk of loss that may impact the Registrant Subsidiaries due to changes in the underlying market prices or rates. These risks are managed using derivative instruments.

STRATEGIES FOR UTILIZATION OF DERIVATIVE INSTRUMENTS TO ACHIEVE OBJECTIVES

The strategy surrounding the use of derivative instruments focuses on managing risk exposures, future cash flows and creating value based on open trading positions by utilizing both economic and formal hedging strategies. To accomplish these objectives, AEPSC, on behalf of the Registrant Subsidiaries, primarily employs risk management contracts including physical forward purchase and sale contracts, financial forward purchase and sale contracts and financial swap instruments. Not all risk management contracts meet the definition of a derivative under the accounting guidance for "Derivatives and Hedging." Derivative risk management contracts elected normal under the normal purchases and normal sales scope exception are not subject to the requirements of this accounting guidance.

AEPSC, on behalf of the Registrant Subsidiaries, enters into electricity, coal, natural gas, interest rate and to a lesser degree heating oil, gasoline, emission allowance and other commodity contracts to manage the risk associated with the energy business. AEPSC, on behalf of the Registrant Subsidiaries, enters into interest rate derivative contracts in order to manage the interest rate exposure associated with long-term commodity derivative positions. For disclosure purposes, such risks are grouped as "Commodity," as these risks are related to energy risk management activities. From time to time, AEPSC, on behalf of the Registrant Subsidiaries, also engages in risk management of interest rate risk associated with debt financing and foreign currency risk associated with future purchase obligations denominated in foreign currencies. For disclosure purposes, these risks are grouped as "Interest Rate and Foreign Currency." The amount of risk taken is determined by the Commercial Operations and Finance groups in accordance with established risk management policies as approved by the Finance Committee of AEP's Board of Directors.

The following table represents the gross notional volume of the Registrant Subsidiaries' outstanding derivative contracts as of December 31, 2009:

Notional Volume of Derivative Instruments
December 31, 2009
(in thousands)

Primary Risk Exposure	Unit of Measure	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
Commodity:							
Power	MWHs	191,121	96,828	99,265	112,745	10	12
Coal	Tons	11,347	5,615	5,150	23,631	5,936	6,790
Natural Gas	MMBtus	17,867	9,051	9,129	10,539	-	-
Heating Oil and Gasoline	Gallons	1,164	474	552	838	668	628
Interest Rate	USD	$ 21,054	$ 10,658	$ 10,716	$ 13,487	$ 1,137	$ 1,457
Interest Rate and Foreign Currency	USD	$ -	$ -	$ -	$ -	$ -	$ 3,798

Fair Value Hedging Strategies

At certain times, AEPSC, on behalf of the Registrant Subsidiaries, enters into interest rate derivative transactions in order to manage existing fixed interest rate risk exposure. These interest rate derivative transactions effectively modify an exposure to interest rate risk by converting a portion of fixed-rate debt to a floating rate.

Cash Flow Hedging Strategies

AEPSC, on behalf of the Registrant Subsidiaries, enters into and designates as cash flow hedges certain derivative transactions for the purchase and sale of electricity, coal, heating oil and natural gas ("Commodity") in order to manage the variable price risk related to the forecasted purchase and sale of these commodities. Management closely monitors the potential impacts of commodity price changes and, where appropriate, enters into derivative transactions to protect profit margins for a portion of future electricity sales and fuel or energy purchases. The Registrant Subsidiaries do not hedge all commodity price risk.

The Registrant Subsidiaries' vehicle fleet is exposed to gasoline and diesel fuel price volatility. AEPSC, on behalf of the Registrant Subsidiaries, enters into financial gasoline and heating oil derivative contracts in order to mitigate price risk of future fuel purchases. For disclosure purposes, these contracts are included with other hedging activity as "Commodity." The Registrant Subsidiaries do not hedge all fuel price risk.

AEPSC, on behalf of the Registrant Subsidiaries, enters into a variety of interest rate derivative transactions in order to manage interest rate risk exposure. Some interest rate derivative transactions effectively modify exposure to interest rate risk by converting a portion of floating-rate debt to a fixed rate. AEPSC, on behalf of the Registrant Subsidiaries, also enters into interest rate derivative contracts to manage interest rate exposure related to anticipated borrowings of fixed-rate debt. The anticipated fixed-rate debt offerings have a high probability of occurrence as the proceeds will be used to fund existing debt maturities and projected capital expenditures. The Registrant Subsidiaries do not hedge all interest rate exposure.

At times, the Registrant Subsidiaries are exposed to foreign currency exchange rate risks primarily because some fixed assets are purchased from foreign suppliers. In accordance with AEP's risk management policy, AEPSC, on behalf of the Registrant Subsidiaries, may enter into foreign currency derivative transactions to protect against the risk of increased cash outflows resulting from a foreign currency's appreciation against the dollar. The Registrant Subsidiaries do not hedge all foreign currency exposure.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND THE IMPACT ON THE FINANCIAL STATEMENTS

The accounting guidance for "Derivatives and Hedging" requires recognition of all qualifying derivative instruments as either assets or liabilities in the balance sheet at fair value. The fair values of derivative instruments accounted for using MTM accounting or hedge accounting are based on exchange prices and broker quotes. If a quoted market price is not available, the estimate of fair value is based on the best information available including valuation models that estimate future energy prices based on existing market and broker quotes, supply and demand market data and assumptions. In order to determine the relevant fair values of the derivative instruments, the Registrant Subsidiaries also apply valuation adjustments for discounting, liquidity and credit quality.

Credit risk is the risk that a counterparty will fail to perform on the contract or fail to pay amounts due. Liquidity risk represents the risk that imperfections in the market will cause the price to vary from estimated fair value based upon prevailing market supply and demand conditions. Since energy markets are imperfect and volatile, there are inherent risks related to the underlying assumptions in models used to fair value risk management contracts. Unforeseen events may cause reasonable price curves to differ from actual price curves throughout a contract's term and at the time a contract settles. Consequently, there could be significant adverse or favorable effects on future net income and cash flows if market prices are not consistent with management's estimates of current market consensus for forward prices in the current period. This is particularly true for longer term contracts. Cash flows may vary based on market conditions, margin requirements and the timing of settlement of risk management contracts.

According to the accounting guidance for "Derivatives and Hedging," the Registrant Subsidiaries reflect the fair values of derivative instruments subject to netting agreements with the same counterparty net of related cash collateral. For certain risk management contracts, the Registrant Subsidiaries are required to post or receive cash collateral based on third party contractual agreements and risk profiles. For the December 31, 2009 and December 31, 2008 balance sheets, the Registrant Subsidiaries netted cash collateral received from third parties against short-term and long-term risk management assets and cash collateral paid to third parties against short-term and long-term risk management liabilities as follows:

	December 31,							
	2009				**2008**			
	Cash Collateral Received Netted Against Risk Management Assets		**Cash Collateral Paid Netted Against Risk Management Liabilities**		**Cash Collateral Received Netted Against Risk Management Assets**		**Cash Collateral Paid Netted Against Risk Management Liabilities**	
Company								
					(in thousands)			
APCo	$	3,789	$	31,806	$	2,189	$	5,621
CSPCo		1,920		16,108		1,229		3,156
I&M		1,936		16,222		1,189		3,054
OPCo		2,235		19,512		1,522		3,909
PSO		-		194		-		105
SWEPCo		-		305		-		124

The following table represents the gross fair value impact of the Registrant Subsidiaries' derivative activity on the Balance Sheets as of December 31, 2009:

Fair Value of Derivative Instruments
December 31, 2009

APCo

Balance Sheet Location	Risk Management Contracts Commodity (a)	Hedging Contracts Commodity (a)	Interest Rate and Foreign Currency (a)	Other (a) (b)	Total
			(in thousands)		
Current Risk Management Assets	$ 332,764	$ 3,621	$ -	$ (268,429)	$ 67,956
Long-term Risk Management Assets	132,044	-	-	(84,903)	47,141
Total Assets	464,808	3,621	-	(353,332)	115,097
Current Risk Management Liabilities	309,639	5,084	-	(288,931)	25,792
Long-term Risk Management Liabilities	118,702	80	-	(98,418)	20,364
Total Liabilities	428,341	5,164	-	(387,349)	46,156
Total MTM Derivative Contract Net Assets (Liabilities)	$ 36,467	$ (1,543)	$ -	$ 34,017	$ 68,941

CSPCo

Balance Sheet Location	Risk Management Contracts Commodity (a)	Hedging Contracts Commodity (a)	Interest Rate and Foreign Currency (a)	Other (a) (b)	Total
			(in thousands)		
Current Risk Management Assets	$ 168,137	$ 1,805	$ -	$ (135,599)	$ 34,343
Long-term Risk Management Assets	66,816	-	-	(42,934)	23,882
Total Assets	234,953	1,805	-	(178,533)	58,225
Current Risk Management Liabilities	156,463	2,574	-	(145,985)	13,052
Long-term Risk Management Liabilities	60,048	41	-	(49,776)	10,313
Total Liabilities	216,511	2,615	-	(195,761)	23,365
Total MTM Derivative Contract Net Assets (Liabilities)	$ 18,442	$ (810)	$ -	$ 17,228	$ 34,860

I&M

Balance Sheet Location	Risk Management Contracts Commodity (a)	Hedging Contracts Commodity (a)	Interest Rate and Foreign Currency (a)	Other (a) (b)	Total
			(in thousands)		
Current Risk Management Assets	$ 167,847	$ 1,839	$ -	$ (135,248)	$ 34,438
Long-term Risk Management Assets	72,127	-	-	(42,993)	29,134
Total Assets	239,974	1,839	-	(178,241)	63,572
Current Risk Management Liabilities	156,561	2,596	-	(145,721)	13,436
Long-term Risk Management Liabilities	60,217	41	-	(49,872)	10,386
Total Liabilities	216,778	2,637	-	(195,593)	23,822
Total MTM Derivative Contract Net Assets (Liabilities)	$ 23,196	$ (798)	$ -	$ 17,352	$ 39,750

OPCo

Balance Sheet Location	Risk Management Contracts Commodity (a)	Hedging Contracts Commodity (a)	Interest Rate and Foreign Currency (a)	Other (a) (b)	Total
			(in thousands)		
Current Risk Management Assets	$ 255,179	$ 2,199	$ -	$ (207,330)	$ 50,048
Long-term Risk Management Assets	88,064	-	-	(60,061)	28,003
Total Assets	343,243	2,199	-	(267,391)	78,051
Current Risk Management Liabilities	240,877	2,998	-	(219,484)	24,391
Long-term Risk Management Liabilities	81,186	47	-	(68,723)	12,510
Total Liabilities	322,063	3,045	-	(288,207)	36,901
Total MTM Derivative Contract Net Assets (Liabilities)	$ 21,180	$ (846)	$ -	$ 20,816	$ 41,150

PSO

Balance Sheet Location	Risk Management Contracts Commodity (a)		Hedging Contracts Commodity (a)		Interest Rate and Foreign Currency (a)		Other (a) (b)		Total	
					(in thousands)					
Current Risk Management Assets	$	14,885	$	179	$	-	$	(12,688)	$	2,376
Long-term Risk Management Assets		2,640		-		-		(2,590)		50
Total Assets		17,525		179		-		(15,278)		2,426
Current Risk Management Liabilities		14,981		301		-		(12,703)		2,579
Long-term Risk Management Liabilities		2,913		-		-		(2,769)		144
Total Liabilities		17,894		301		-		(15,472)		2,723
Total MTM Derivative Contract Net Assets (Liabilities)	$	(369)	$	(122)	$	-	$	194	$	(297)

SWEPCo

Balance Sheet Location	Risk Management Contracts Commodity (a)		Hedging Contracts Commodity (a)		Interest Rate and Foreign Currency (a)		Other (a) (b)		Total	
					(in thousands)					
Current Risk Management Assets	$	22,847	$	169	$	42	$	(20,009)	$	3,049
Long-term Risk Management Assets		4,145		-		5		(4,066)		84
Total Assets		26,992		169		47		(24,075)		3,133
Current Risk Management Liabilities		20,788		-		89		(20,033)		844
Long-term Risk Management Liabilities		4,568		-		-		(4,347)		221
Total Liabilities		25,356		-		89		(24,380)		1,065
Total MTM Derivative Contract Net Assets (Liabilities)	$	1,636	$	169	$	(42)	$	305	$	2,068

(a) Derivative instruments within these categories are reported gross. These instruments are subject to master netting agreements and are presented on the Balance Sheets on a net basis in accordance with the accounting guidance for "Derivatives and Hedging."

(b) Amounts represent counterparty netting of risk management and hedging contracts, associated cash collateral in accordance with the accounting guidance for "Derivatives and Hedging" and dedesignated risk management contracts.

The tables below presents the Registrant Subsidiaries' activity of derivative risk management contracts for the years ended December 31:

**Amount of Gain (Loss) Recognized
on Risk Management Contracts
For the Year Ended December 31, 2009**

Location of Gain (Loss)	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Electric Generation, Transmission and Distribution Revenues	$ 16,213	$ 28,738	$ 39,188	$ 30,575	$ (94)	$ 44
Sales to AEP Affiliates	(8,978)	(5,650)	(5,450)	(1,120)	912	750
Regulatory Assets (a)	(755)	-	-	-	(331)	(73)
Regulatory Liabilities (a)	72,562	15,799	9,918	18,006	(1,280)	190
Total Gain (Loss) on Risk Management Contracts	$ 79,042	$ 38,887	$ 43,656	$ 47,461	$ (793)	$ 911

(a) Represents realized and unrealized gains and losses subject to regulatory accounting treatment recorded as either current or non-current within the balance sheet.

Certain qualifying derivative instruments have been designated as normal purchase or normal sale contracts, as provided in the accounting guidance for "Derivatives and Hedging." Derivative contracts that have been designated as normal purchases or normal sales under that accounting guidance are not subject to MTM accounting treatment and are recognized on the Statements of Income on an accrual basis.

The accounting for the changes in the fair value of a derivative instrument depends on whether it qualifies for and has been designated as part of a hedging relationship and further, on the type of hedging relationship. Depending on the exposure, management designates a hedging instrument as a fair value hedge or a cash flow hedge.

For contracts that have not been designated as part of a hedging relationship, the accounting for changes in fair value depends on whether the derivative instrument is held for trading purposes. Unrealized and realized gains and losses on derivative instruments held for trading purposes are included in Revenues on a net basis on the Statements of Income. Unrealized and realized gains and losses on derivative instruments not held for trading purposes are included in Revenues or Expenses on the Statements of Income depending on the relevant facts and circumstances. However, unrealized and some realized gains and losses in regulated jurisdictions (APCo, I&M, PSO, the non-Texas portion of SWEPCo generation and beginning April 2009 the Texas portion of SWEPCo generation) for both trading and non-trading derivative instruments are recorded as regulatory assets (for losses) or regulatory liabilities (for gains) in accordance with the accounting guidance for "Regulated Operations." SWEPCo re-applied the accounting guidance for "Regulated Operations" for the generation portion of SWEPCo's Texas retail jurisdiction effective April 2009.

Accounting for Fair Value Hedging Strategies

For fair value hedges (i.e. hedging the exposure to changes in the fair value of an asset, liability or an identified portion thereof attributable to a particular risk), the Registrant Subsidiaries recognize the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item associated with the hedged risk in Net Income during the period of change.

The Registrant Subsidiaries record realized gains or losses on interest rate swaps that qualify for fair value hedge accounting treatment and any offsetting changes in the fair value of the debt being hedged, in Interest Expense on the Statements of Income. During 2008 and 2007, APCo designated interest rate derivative as fair value hedges. During 2009, the Registrant Subsidiaries did not employ any fair value hedging strategies.

Accounting for Cash Flow Hedging Strategies

For cash flow hedges (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the Registrant Subsidiaries initially report the effective portion of the gain or loss on the derivative instrument as a component of Accumulated Other Comprehensive Income (Loss) on the Balance Sheets until the period the hedged item affects Net Income. The Registrant Subsidiaries recognize any hedge ineffectiveness in Net Income immediately during the period of change, except in regulated jurisdictions where hedge ineffectiveness is recorded as a regulatory asset (for losses) or a regulatory liability (for gains).

Realized gains and losses on derivative contracts for the purchase and sale of electricity, coal, heating oil and natural gas designated as cash flow hedges are included in Revenues, Fuel and Other Consumables Used for Electric Generation or Purchased Electricity for Resale on the Statements of Income, or in Regulatory Assets or Regulatory Liabilities on the Balance Sheets, depending on the specific nature of the risk being hedged. During 2009, 2008 and 2007, APCo, CSPCo, I&M and OPCo designated commodity derivatives as cash flow hedges.

Beginning in 2009, AEPSC, on behalf of the Registrant Subsidiaries executed financial heating oil and gasoline derivative contracts to hedge the price risk of diesel fuel and gasoline purchases. The Registrant Subsidiaries reclassify gains and losses on financial fuel derivative contracts designated as cash flow hedges from Accumulated Other Comprehensive Income (Loss) on the Balance Sheets into Other Operation expense, Maintenance expense or Depreciation and Amortization expense, as it relates to capital projects, on the Statements of Income. During 2009, the Registrant Subsidiaries designated cash flow hedging strategies of forecasted fuel purchases. This strategy was not active for any of the Registrant Subsidiaries during 2008 and 2007.

The Registrant Subsidiaries reclassify gains and losses on interest rate derivative hedges related to debt financing from Accumulated Other Comprehensive Income (Loss) into Interest Expense in those periods in which hedged interest payments occur. During 2009, OPCo designated interest rate derivatives as cash flow hedges. During 2008, APCo and OPCo designated interest rate derivatives as cash flow hedges. During 2007, APCo, OPCo and SWEPCo designated interest rate derivatives as cash flow hedges.

The accumulated gains or losses related to foreign currency hedges are reclassified from Accumulated Other Comprehensive Income (Loss) on the Balance Sheets into Depreciation and Amortization expense on the Statements of Income over the depreciable lives of the fixed assets that were designated as the hedged items in qualifying foreign currency hedging relationships. During 2009, SWEPCo designated foreign currency derivatives as cash flow hedges. During 2008 and 2007, APCo, OPCo, and SWEPCo designated foreign currency derivatives as cash flow hedges.

During 2009, OPCo recognized a $6 million gain in Interest Expense related to hedge ineffectiveness on interest rate derivatives designated in cash flow hedge strategies. During 2009, 2008 and 2007 hedge ineffectiveness was immaterial or nonexistent for all other hedge strategies disclosed above.

The following tables provides details on designated, effective cash flow hedges included in AOCI on the Balance Sheets and the reasons for changes in cash flow hedges for the year ended December 31, 2009. All amounts in the following tables are presented net of related income taxes.

Total Accumulated Other Comprehensive Income (Loss) Activity for Cash Flow Hedges
For the Year Ended December 31, 2009

Commodity Contracts	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Beginning Balance in AOCI as of January 1, 2009	$ 2,726	$ 1,531	$ 1,482	$ 1,898	$ -	$ -
Changes in Fair Value Recognized in AOCI	(669)	(462)	(435)	(522)	5	190
Amount of (Gain) or Loss Reclassified from AOCI to Income Statement/within Balance Sheet:						
Electric Generation, Transmission and Distribution Revenues	(1,646)	(4,088)	(3,189)	(4,903)	-	-
Fuel and Other Consumables Used for Electric Generation	(95)	(41)	(50)	(67)	(49)	(54)
Purchased Electricity for Resale	1,093	2,708	2,142	3,274	-	-
Property, Plant and Equipment	(58)	(24)	(29)	(46)	(34)	(24)
Regulatory Assets (a)	4,003	-	481	-	-	-
Regulatory Liabilities (a)	(6,097)	-	(784)	-	-	-
Ending Balance in AOCI as of December 31, 2009	$ (743)	$ (376)	$ (382)	$ (366)	$ (78)	$ 112

Interest Rate and Foreign Currency Contracts	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Beginning Balance in AOCI as of January 1, 2009	$ (8,118)	$ -	$ (10,521)	$ 1,752	$ (704)	$ (5,924)
Changes in Fair Value Recognized in AOCI	(1)	-	-	10,915	-	49
Amount of (Gain) or Loss Reclassified from AOCI to Income Statement/within Balance Sheet:						
Depreciation and Amortization Expense	-	-	(4)	4	-	-
Interest Expense	1,669	-	1,011	(499)	183	828
Ending Balance in AOCI as of December 31, 2009	$ (6,450)	$ -	$ (9,514)	$ 12,172	$ (521)	$ (5,047)

Total Contracts	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Beginning Balance in AOCI as of January 1, 2009	$ (5,392)	$ 1,531	$ (9,039)	$ 3,650	$ (704)	$ (5,924)
Changes in Fair Value Recognized in AOCI	(670)	(462)	(435)	10,393	5	239
Amount of (Gain) or Loss Reclassified from AOCI to Income Statement/within Balance Sheet:						
Electric Generation, Transmission and Distribution Revenues	(1,646)	(4,088)	(3,189)	(4,903)	-	-
Fuel and Other Consumables Used for Electric Generation	(95)	(41)	(50)	(67)	(49)	(54)
Purchased Electricity for Resale	1,093	2,708	2,142	3,274	-	-
Depreciation and Amortization Expense	-	-	(4)	4	-	-
Interest Expense	1,669	-	1,011	(499)	183	828
Property, Plant and Equipment	(58)	(24)	(29)	(46)	(34)	(24)
Regulatory Assets (a)	4,003	-	481	-	-	-
Regulatory Liabilities (a)	(6,097)	-	(784)	-	-	-
Ending Balance in AOCI as of December 31, 2009	$ (7,193)	$ (376)	$ (9,896)	$ 11,806	$ (599)	$ (4,935)

(a) Represents realized and unrealized gains and losses subject to regulatory accounting treatment recorded as either current or non-current within the balance sheet.

The following table represents amounts of income (loss) reclassified from AOCI to net income during the following years:

Year	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
2008	$ 975	$ 736	$ 1,713	$ 1,528	$ 183	$ 284
2007	(4,178)	(3,217)	(2,355)	(4,620)	183	805

Cash flow hedges included in Accumulated Other Comprehensive Income (Loss) on the Balance Sheets at December 31, 2009 were:

Impact of Cash Flow Hedges on the Registrant Subsidiaries'
Balance Sheets
December 31, 2009

Company	Hedging Assets (a)		Hedging Liabilities (a)		AOCI Gain (Loss) Net of Tax	
	Commodity	Interest Rate and Foreign Currency	Commodity	Interest Rate and Foreign Currency	Commodity	Interest Rate and Foreign Currency
	(in thousands)					
APCo	$ 1,999	$ -	$ (3,542)	$ -	$ (743)	$ (6,450)
CSPCo	984	-	(1,794)	-	(376)	-
I&M	1,011	-	(1,809)	-	(382)	(9,514)
OPCo	1,242	-	(2,088)	-	(366)	12,172
PSO	178	-	(300)	-	(78)	(521)
SWEPCo	168	5	-	(46)	112	(5,047)

Company	Expected to be Reclassified to Net Income During the Next Twelve Months		Maximum Term for Exposure to Variability of Future Cash Flows
	Commodity	Interest Rate and Foreign Currency	
	(in thousands)		(in months)
APCo	$ (691)	$ (1,301)	14
CSPCo	(349)	-	14
I&M	(358)	(1,007)	14
OPCo	(335)	1,359	14
PSO	(79)	(114)	12
SWEPCo	111	(829)	35

(a) Hedging Assets and Hedging Liabilities are included in Risk Management Assets and Liabilities on the Balance Sheets.

The actual amounts reclassified from Accumulated Other Comprehensive Income (Loss) to Net Income can differ from the estimate above due to market price changes.

Credit Risk

AEPSC, on behalf of the Registrant Subsidiaries, limits credit risk in their wholesale marketing and trading activities by assessing the creditworthiness of potential counterparties before entering into transactions with them and continuing to evaluate their creditworthiness on an ongoing basis. AEPSC, on behalf of the Registrant Subsidiaries, uses Moody's, S&P and current market-based qualitative and quantitative data to assess the financial health of counterparties on an ongoing basis. If an external rating is not available, an internal rating is generated utilizing a quantitative tool developed by Moody's to estimate probability of default that corresponds to an implied external agency credit rating.

AEPSC, on behalf of the Registrant Subsidiaries, uses standardized master agreements which may include collateral requirements. These master agreements facilitate the netting of cash flows associated with a single counterparty. Cash, letters of credit and parental/affiliate guarantees may be obtained as security from counterparties in order to mitigate credit risk. The collateral agreements require a counterparty to post cash or letters of credit in the event an exposure exceeds the established threshold. The threshold represents an unsecured credit limit which may be supported by a parental/affiliate guaranty, as determined in accordance with AEP's credit policy. In addition, collateral agreements allow for termination and liquidation of all positions in the event of a failure or inability to post collateral.

Collateral Triggering Events

Under a limited number of derivative and non-derivative counterparty contracts primarily related to pre-2002 risk management activities and under the tariffs of the RTOs and Independent System Operators (ISOs), the Registrant Subsidiaries are obligated to post an amount of collateral if certain credit ratings decline below investment grade. The amount of collateral required fluctuates based on market prices and total exposure. On an ongoing basis, AEP's risk management organization assesses the appropriateness of these collateral triggering items in contracts. Management believes that a downgrade below investment grade is unlikely. The following table represents the Registrant Subsidiaries' aggregate fair value of such derivative contracts, the amount of collateral the Registrant Subsidiaries would have been required to post for all derivative and non-derivative contracts if the credit ratings had declined below investment grade and how much was attributable to RTO and ISO activities as of December 31, 2009:

Company	Aggregate Fair Value of Derivative Contracts	Amount of Collateral the Registrant Subsidiaries Would Have Been Required to Post	Amount Attributable to RTO and ISO Activities
	(in thousands)		
APCo	$ 2,229	$ 8,433	$ 7,947
CSPCo	1,129	4,272	4,026
I&M	1,139	4,309	4,060
OPCo	1,315	4,975	4,688
PSO	689	2,772	2,083
SWEPCo	819	3,297	2,477

As of December 31, 2009, the Registrant Subsidiaries were not required to post any cash collateral.

In addition, a majority of the Registrant Subsidiaries' non-exchange traded commodity contracts contain cross-default provisions that, if triggered, would permit the counterparty to declare a default and require settlement of the outstanding payable. These cross-default provisions could be triggered if there was a non-performance event under borrowed debt in excess of $50 million. On an ongoing basis, AEP's risk management organization assesses the appropriateness of these cross-default provisions in the contracts. Management believes that a non-performance event under these provisions is unlikely. The following table represents the fair value of these derivative liabilities subject to cross-default provisions prior to consideration of contractual netting arrangements, the amount of this exposure has been reduced by cash collateral posted by the Registrant Subsidiaries and if a cross-default provision would have been triggered, the settlement amount that would be required after considering the Registrant Subsidiaries' contractual netting arrangements as of December 31, 2009:

Company	Liabilities of Contracts with Cross Default Provisions Prior to Contractual Netting Arrangements	Amount of Cash Collateral Posted	Additional Settlement Liability if Cross Default Provision is Triggered
	(in thousands)		
APCo	$ 154,924	$ 3,115	$ 33,186
CSPCo	78,489	1,578	16,813
I&M	79,158	1,592	16,955
OPCo	91,430	1,838	19,615
PSO	40	-	40
SWEPCo	139	-	93

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements of Long-term Debt

The fair values of Long-term Debt are based on quoted market prices, without credit enhancements, for the same or similar issues and the current interest rates offered for instruments with similar maturities. These instruments are not marked-to-market. The estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

The book values and fair values of Long-term Debt for the Registrant Subsidiaries at December 31, 2009 and 2008 are summarized in the following table:

	December 31,			
	2009		2008	
Company	**Book Value**	**Fair Value**	**Book Value**	**Fair Value**
	(in thousands)			
APCo	$ 3,477,306	$ 3,699,373	$ 3,174,512	$ 2,858,278
CSPCo	1,536,393	1,616,857	1,443,594	1,410,609
I&M	2,077,906	2,192,854	1,377,914	1,308,712
OPCo	3,242,505	3,380,084	3,039,376	2,953,131
PSO	968,121	1,007,183	884,859	823,150
SWEPCo	1,474,153	1,554,165	1,478,149	1,358,122

Fair Value Measurements of Trust Assets for Decommissioning and SNF Disposal

I&M records securities held in trust funds for decommissioning nuclear facilities and for the disposal of SNF at fair value. I&M classifies securities in the trust funds as available-for-sale due to their long-term purpose. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether the investor has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment, among other things, is based on whether the investor has the ability and intent to hold the investment to recover its value. Other-than-temporary impairments for investments in both debt and equity securities are considered realized losses as a result of securities being managed by an external investment management firm. The external investment management firm makes specific investment decisions regarding the equity and debt investments held in these trusts and generally intends to sell debt securities in an unrealized loss position as part of a tax optimization strategy. I&M records unrealized gains and other-than-temporary impairments from securities in these trust funds as adjustments to the regulatory liability account for the nuclear decommissioning trust funds and to regulatory assets or liabilities for the SNF disposal trust funds in accordance with their treatment in rates. The gains, losses or other-than-temporary impairments shown below did not affect earnings or AOCI. The trust assets are recorded by jurisdiction and may not be used for another jurisdictions' liabilities. Regulatory approval is required to withdraw decommissioning funds.

The following is a summary of nuclear trust fund investments at December 31, 2009 and December 31, 2008:

	December 31,					
	2009			2008		
	Estimated Fair Value	Gross Unrealized Gains	Other-Than-Temporary Impairments	Estimated Fair Value	Gross Unrealized Gains	Other-Than-Temporary Impairments
	(in thousands)					
Cash	$ 14,412	$ -	$ -	$ 17,779	$ -	$ -
Debt Securities:						
United States Government	400,565	12,708	(3,472)	295,119	32,393	(246)
Corporate Debt	57,291	4,636	(2,177)	51,633	5,543	(3,903)
State and Local Government	368,930	7,924	991	426,348	14,406	719
Subtotal Debt Securities	826,786	25,268	(4,658)	773,100	52,342	(3,430)
Equity Securities	550,721	234,437	(119,379)	468,654	89,319	(82,333)
Spent Nuclear Fuel and Decommissioning Trusts	$ 1,391,919	$ 259,705	$ (124,037)	$ 1,259,533	$ 141,661	$ (85,763)

The following table provides the securities activity within the decommissioning and SNF trusts for the years ended December 31, 2009, 2008 and 2007:

Years Ended December 31,	Proceeds From Investment Sales	Purchases of Investments	Gross Realized Gains on Investment Sales	Gross Realized Losses on Investment Sales
		(in thousands)		
2009	$ 712,742	$ 770,919	$ 28,218	$ 1,241
2008	732,475	803,664	32,634	7,223
2007	695,918	776,844	15,223	5,321

The adjusted cost of debt securities was $801 million and $721 million as of December 31, 2009 and 2008, respectively.

The fair value of debt securities held in the nuclear trust funds, summarized by contractual maturities, at December 31, 2009 was as follows:

	Fair Value of Debt Securities
	(in thousands)
Within 1 year	$ 18,743
1 year – 5 years	254,124
5 years – 10 years	279,420
After 10 years	274,499
Total	$ 826,786

Fair Value Measurements of Financial Assets and Liabilities

For a discussion of fair value accounting and the classification of assets and liabilities within the fair value hierarchy, see the "Fair Value Measurements of Assets and Liabilities" section of Note 1.

The following tables set forth, by level within the fair value hierarchy, the Registrant Subsidiaries' financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009 and 2008. As required by the accounting guidance for "Fair Value Measurements and Disclosures," financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. There have not been any significant changes in management's valuation techniques.

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

APCo

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in thousands)		
Other Cash Deposits (d)	$ 421	$ -	$ -	$ 51	$ 472
Risk Management Assets					
Risk Management Contracts (a)	$ 2,344	$ 449,406	$ 12,866	$ (360,248)	$ 104,368
Cash Flow and Fair Value Hedges (a)	-	3,620	-	(1,621)	1,999
Dedesignated Risk Management Contracts (b)	-	-	-	8,730	8,730
Total Risk Management Assets	2,344	453,026	12,866	(353,139)	115,097
Total Assets	$ 2,765	$ 453,026	$ 12,866	$ (353,088)	$ 115,569
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 2,648	$ 422,063	$ 3,438	$ (388,265)	$ 39,884
Cash Flow and Fair Value Hedges (a)	-	5,163	-	(1,621)	3,542
DETM Assignment (c)	-	-	-	2,730	2,730
Total Risk Management Liabilities	$ 2,648	$ 427,226	$ 3,438	$ (387,156)	$ 46,156

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

APCo

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in thousands)		
Other Cash Deposits (d)	$ 656	$ -	$ -	$ 52	$ 708
Risk Management Assets					
Risk Management Contracts (a)	$ 16,105	$ 667,748	$ 11,981	$ (597,676)	$ 98,158
Cash Flow and Fair Value Hedges (a)	-	6,634	-	(1,413)	5,221
Dedesignated Risk Management Contracts (b)	-	-	-	12,856	12,856
Total Risk Management Assets	16,105	674,382	11,981	(586,233)	116,235
Total Assets	$ 16,761	$ 674,382	$ 11,981	$ (586,181)	$ 116,943
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 18,808	$ 628,974	$ 3,972	$ (601,108)	$ 50,646
Cash Flow and Fair Value Hedges (a)	-	2,545	-	(1,413)	1,132
DETM Assignment (c)	-	-	-	5,230	5,230
Total Risk Management Liabilities	$ 18,808	$ 631,519	$ 3,972	$ (597,291)	$ 57,008

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

CSPCo

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in thousands)		
Other Cash Deposits (d)	$ 16,129	$ -	$ -	$ 21	$ 16,150
Risk Management Assets					
Risk Management Contracts (a)	1,188	227,150	6,518	(182,038)	52,818
Cash Flow and Fair Value Hedges (a)	-	1,805	-	(821)	984
Dedesignated Risk Management Contracts (b)	-	-	-	4,423	4,423
Total Risk Management Assets	1,188	228,955	6,518	(178,436)	58,225
Total Assets	$ 17,317	$ 228,955	$ 6,518	$ (178,415)	$ 74,375
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 1,342	$ 213,330	$ 1,742	$ (196,226)	$ 20,188
Cash Flow and Fair Value Hedges (a)	-	2,615	-	(821)	1,794
DETM Assignment (c)	-	-	-	1,383	1,383
Total Risk Management Liabilities	$ 1,342	$ 215,945	$ 1,742	$ (195,664)	$ 23,365

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

<u>CSPCo</u>

	Level 1	Level 2	Level 3	Other	Total
Assets:		(in thousands)			
Other Cash Deposits (d)	$ 31,129	$ -	$ -	$ 1,171	$ 32,300
Risk Management Assets					
Risk Management Contracts (a)	9,042	366,557	6,724	(328,027)	54,296
Cash Flow and Fair Value Hedges (a)	-	3,725	-	(794)	2,931
Dedesignated Risk Management Contracts (b)	-	-	-	7,218	7,218
Total Risk Management Assets	9,042	370,282	6,724	(321,603)	64,445
Total Assets	$ 40,171	$ 370,282	$ 6,724	$ (320,432)	$ 96,745
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 10,559	$ 344,860	$ 2,227	$ (329,954)	$ 27,692
Cash Flow and Fair Value Hedges (a)	-	1,429	-	(794)	635
DETM Assignment (c)	-	-	-	2,937	2,937
Total Risk Management Liabilities	$ 10,559	$ 346,289	$ 2,227	$ (327,811)	$ 31,264

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

<u>I&M</u>

	Level 1	Level 2	Level 3	Other	Total
Assets:		(in thousands)			
Risk Management Assets					
Risk Management Contracts (a)	$ 1,198	$ 231,777	$ 6,571	$ (181,446)	$ 58,100
Cash Flow and Fair Value Hedges (a)	-	1,839	-	(828)	1,011
Dedesignated Risk Management Contracts (b)	-	-	-	4,461	4,461
Total Risk Management Assets	1,198	233,616	6,571	(177,813)	63,572
Spent Nuclear Fuel and Decommissioning Trusts					
Cash and Cash Equivalents (e)	-	3,562	-	10,850	14,412
Debt Securities: (f)					
United States Government	-	400,565	-	-	400,565
Corporate Debt	-	57,291	-	-	57,291
State and Local Government	-	368,930	-	-	368,930
Subtotal Debt Securities	-	826,786	-	-	826,786
Equity Securities (g)	550,721	-	-	-	550,721
Total Spent Nuclear Fuel and Decommissioning Trusts	550,721	830,348	-	10,850	1,391,919
Total Assets	$ 551,919	$ 1,063,964	$ 6,571	$ (166,963)	$ 1,455,491
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 1,353	$ 213,242	$ 1,755	$ (195,732)	$ 20,618
Cash Flow and Fair Value Hedges (a)	-	2,637	-	(828)	1,809
DETM Assignment (c)	-	-	-	1,395	1,395
Total Risk Management Liabilities	$ 1,353	$ 215,879	$ 1,755	$ (195,165)	$ 23,822

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

I&M

	Level 1	Level 2	Level 3	Other	Total
Assets:		(in thousands)			
Risk Management Assets					
Risk Management Contracts (a)	$ 8,750	$ 357,405	$ 6,508	$ (319,857)	$ 52,806
Cash Flow and Fair Value Hedges (a)	-	3,605	-	(768)	2,837
Dedesignated Risk Management Contracts (b)	-	-	-	6,985	6,985
Total Risk Management Assets	8,750	361,010	6,508	(313,640)	62,628
Spent Nuclear Fuel and Decommissioning Trusts					
Cash and Cash Equivalents (e)	-	5,934	-	11,845	17,779
Debt Securities: (f)					
United States Government	-	295,119	-	-	295,119
Corporate Debt	-	51,633	-	-	51,633
State and Local Government	-	426,348	-	-	426,348
Subtotal Debt Securities	-	773,100	-	-	773,100
Equity Securities (g)	468,654	-	-	-	468,654
Total Spent Nuclear Fuel and Decommissioning Trusts	468,654	779,034	-	11,845	1,259,533
Total Assets	$ 477,404	$ 1,140,044	$ 6,508	$ (301,795)	$ 1,322,161
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 10,219	$ 336,280	$ 2,156	$ (321,722)	$ 26,933
Cash Flow and Fair Value Hedges (a)	-	1,383	-	(768)	615
DETM Assignment (c)	-	-	-	2,842	2,842
Total Risk Management Liabilities	$ 10,219	$ 337,663	$ 2,156	$ (319,648)	$ 30,390

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

OPCo

	Level 1	Level 2	Level 3	Other	Total
Assets:		(in thousands)			
Other Cash Deposits (d)	$ 1,075	$ -	$ -	$ 24	$ 1,099
Risk Management Assets					
Risk Management Contracts (a)	1,383	332,904	7,644	(270,272)	71,659
Cash Flow and Fair Value Hedges (a)	-	2,199	-	(957)	1,242
Dedesignated Risk Management Contracts (b)	-	-	-	5,150	5,150
Total Risk Management Assets	1,383	335,103	7,644	(266,079)	78,051
Total Assets	$ 2,458	$ 335,103	$ 7,644	$ (266,055)	$ 79,150
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 1,562	$ 317,114	$ 2,075	$ (287,549)	$ 33,202
Cash Flow and Fair Value Hedges (a)	-	3,045	-	(957)	2,088
DETM Assignment (c)	-	-	-	1,611	1,611
Total Risk Management Liabilities	$ 1,562	$ 320,159	$ 2,075	$ (286,895)	$ 36,901

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

<u>OPCo</u>

Assets:	Level 1	Level 2	Level 3	Other	Total
			(in thousands)		
Other Cash Deposits (d)	$ 4,197	$ -	$ -	$ 2,431	$ 6,628
Risk Management Assets					
Risk Management Contracts (a)	11,200	575,415	8,364	(515,162)	79,817
Cash Flow and Fair Value Hedges (a)	-	4,614	-	(983)	3,631
Dedesignated Risk Management Contracts (b)	-	-	-	8,941	8,941
Total Risk Management Assets	11,200	580,029	8,364	(507,204)	92,389
Total Assets	$ 15,397	$ 580,029	$ 8,364	$ (504,773)	$ 99,017
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 13,080	$ 550,278	$ 2,801	$ (517,548)	$ 48,611
Cash Flow and Fair Value Hedges (a)	-	1,770	-	(983)	787
DETM Assignment (c)	-	-	-	3,637	3,637
Total Risk Management Liabilities	$ 13,080	$ 552,048	$ 2,801	$ (514,894)	$ 53,035

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

<u>PSO</u>

Assets:	Level 1	Level 2	Level 3	Other	Total
			(in thousands)		
Risk Management Assets					
Risk Management Contracts (a)	$ -	$ 17,494	$ 14	$ (15,260)	$ 2,248
Cash Flow and Fair Value Hedges (a)	-	179	-	(1)	178
Total Risk Management Assets	$ -	$ 17,673	$ 14	$ (15,261)	$ 2,426
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ -	$ 17,865	$ 12	$ (15,454)	$ 2,423
Cash Flow and Fair Value Hedges (a)	-	301	-	(1)	300
Total Risk Management Liabilities	$ -	$ 18,166	$ 12	$ (15,455)	$ 2,723

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

PSO

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in thousands)		
Risk Management Assets					
Risk Management Contracts (a)	$ 3,295	$ 39,866	$ 8	$ (36,422)	$ 6,747
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 3,664	$ 37,835	$ 10	$ (36,527)	$ 4,982
DETM Assignment (c)	-	-	-	149	149
Total Risk Management Liabilities	$ 3,664	$ 37,835	$ 10	$ (36,378)	$ 5,131

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2009

SWEPCo

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in thousands)		
Risk Management Assets					
Risk Management Contracts (a)	$ -	$ 26,945	$ 22	$ (24,007)	$ 2,960
Cash Flow and Fair Value Hedges (a)	-	216	-	(43)	173
Total Risk Management Assets	$ -	$ 27,161	$ 22	$ (24,050)	$ 3,133
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ -	$ 25,312	$ 19	$ (24,312)	$ 1,019
Cash Flow and Fair Value Hedges (a)	-	89	-	(43)	46
Total Risk Management Liabilities	$ -	$ 25,401	$ 19	$ (24,355)	$ 1,065

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2008

SWEPCo

	Level 1	Level 2	Level 3	Other	Total
Assets:			(in thousands)		
Risk Management Assets					
Risk Management Contracts (a)	$ 3,883	$ 61,471	$ 14	$ (55,710)	$ 9,658
Cash Flow and Fair Value Hedges (a)	-	107	-	(80)	27
Total Risk Management Assets	$ 3,883	$ 61,578	$ 14	$ (55,790)	$ 9,685
Liabilities:					
Risk Management Liabilities					
Risk Management Contracts (a)	$ 4,318	$ 58,390	$ 17	$ (55,834)	$ 6,891
Cash Flow and Fair Value Hedges (a)	-	265	-	(80)	185
DETM Assignment (c)	-	-	-	175	175
Total Risk Management Liabilities	$ 4,318	$ 58,655	$ 17	$ (55,739)	$ 7,251

(a) Amounts in "Other" column primarily represent counterparty netting of risk management and hedging contracts and associated cash collateral under the accounting guidance for "Derivatives and Hedging."

(b) "Dedesignated Risk Management Contracts" are contracts that were originally MTM but were subsequently elected as normal under the accounting guidance for "Derivatives and Hedging." At the time of the normal election, the MTM value was frozen and no longer fair valued. This MTM value will be amortized into revenues over the remaining life of the contracts.

(c) See "Natural Gas Contracts with DETM" section of Note 15.

(d) Amounts in "Other" column primarily represent cash deposits with third parties. Level 1 amounts primarily represent investments in money market funds.

(e) Amounts in "Other" column primarily represent accrued interest receivables from financial institutions. Level 2 amounts primarily represent investments in money market funds.

(f) Amounts represent corporate, municipal and treasury bonds.

(g) Amounts represent publicly traded equity securities and equity-based mutual funds.

The following tables set forth a reconciliation of changes in the fair value of net trading derivatives classified as level 3 in the fair value hierarchy:

Year Ended December 31, 2009	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Balance as of January 1, 2009	$ 8,009	$ 4,497	$ 4,352	$ 5,563	$ (2)	$ (3)
Realized Gain (Loss) Included in Net Income (or Changes in Net Assets) (a) (b)	(1,324)	(743)	(719)	(921)	-	-
Unrealized Gain (Loss) Included in Net Income (or Changes in Net Assets) Relating to Assets Still Held at the Reporting Date (a)	-	4,234	-	4,947	-	-
Realized and Unrealized Gains (Losses) Included in Other Comprehensive Income	-	-	-	-	-	-
Purchases, Issuances and Settlements (c)	(5,464)	(2,940)	(2,847)	(3,683)	-	-
Transfers in and/or out of Level 3 (d)	(500)	(272)	(263)	(337)	-	-
Changes in Fair Value Allocated to Regulated Jurisdictions (e)	8,707	-	4,293	-	4	6
Balance as of December 31, 2009	$ 9,428	$ 4,776	$ 4,816	$ 5,569	$ 2	$ 3

	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
Year Ended December 31, 2008			**(in thousands)**			
Balance as of January 1, 2008	$ (697)	$ (263)	$ (280)	$ (1,607)	$ (243)	$ (408)
Realized (Gain) Loss Included in Net Income (or Changes in Net Assets) (a)	393	86	110	1,406	244	410
Unrealized Gain (Loss) Included in Net Income (or Changes in Net Assets) Relating to Assets Still Held at the Reporting Date (a)	-	1,724	-	2,082	-	(1)
Realized and Unrealized Gains (Losses) Included in Other Comprehensive Income	-	-	-	-	-	-
Purchases, Issuances and Settlements	-	-	-	-	-	-
Transfers in and/or out of Level 3 (d)	(931)	(537)	(516)	(637)	(1)	(2)
Changes in Fair Value Allocated to Regulated Jurisdictions (e)	9,244	3,487	5,038	4,319	(2)	(2)
Balance as of December 31, 2008	$ 8,009	$ 4,497	$ 4,352	$ 5,563	$ (2)	$ (3)

(a) Included in revenues on the Statements of Income.
(b) Represents the change in fair value between the beginning of the reporting period and the settlement of the risk management commodity contract.
(c) Represents the settlement of risk management commodity contracts for the reporting period.
(d) Represents existing assets or liabilities that were either previously categorized as a higher level for which the inputs to the model became unobservable or assets and liabilities that were previously classified as level 3 for which the lowest significant input became observable during the period.
(e) Relates to the net gains (losses) of those contracts that are not reflected on the Statements of Income. These net gains (losses) are recorded as regulatory assets/liabilities.

12. INCOME TAXES

The details of the Registrant Subsidiaries' income taxes before extraordinary loss as reported are as follows:

Year Ended December 31, 2009	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Income Tax Expense (Credit):						
Current	$ (273,084)	$ 14,294	$ (187,911)	$ (215,371)	$ (11,338)	$ (6,963)
Deferred	322,626	131,407	271,264	382,794	56,029	28,016
Deferred Investment Tax Credits	(4,093)	(1,980)	(2,316)	(949)	(770)	(3,542)
Total Income Taxes	$ 45,449	$ 143,721	$ 81,037	$ 166,474	$ 43,921	$ 17,511

Year Ended December 31, 2008	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Income Tax Expense (Credit):						
Current	$ (97,447)	$ 111,996	$ 2,575	$ 72,847	$ (24,763)	$ (25,055)
Deferred	145,594	(303)	57,879	42,717	67,874	62,060
Deferred Investment Tax Credits	(4,209)	(1,954)	(2,196)	(942)	(834)	(3,964)
Total Income Taxes	$ 43,938	$ 109,739	$ 58,258	$ 114,622	$ 42,277	$ 33,041

Year Ended December 31, 2007	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Income Tax Expense (Credit):						
Current	$ 17,254	$ 152,443	$ 68,402	$ 134,935	$ (52,670)	$ 43,659
Deferred	48,962	(20,874)	4,177	16,238	31,362	(21,935)
Deferred Investment Tax Credits	(4,102)	(2,184)	(5,080)	(2,588)	(707)	(4,163)
Total Income Taxes	$ 62,114	$ 129,385	$ 67,499	$ 148,585	$ (22,015)	$ 17,561

Shown below is a reconciliation for each Registrant Subsidiary of the difference between the amount of federal income taxes computed by multiplying book income before income taxes by the federal statutory rate and the amount of income taxes reported.

Year Ended December 31, 2009	APCo	CSPCo	I&M
	(in thousands)		
Net Income	$ 155,814	$ 271,661	$ 216,310
Income Taxes	45,449	143,721	81,037
Pretax Income	$ 201,263	$ 415,382	$ 297,347
Income Tax on Pretax Income at Statutory Rate (35%)	$ 70,442	$ 145,384	$ 104,071
Increase (Decrease) in Income Tax resulting from the following items:			
Depreciation	11,357	3,775	9,550
Nuclear Fuel Disposal Costs	-	-	(3,249)
Allowance for Funds Used During Construction	(4,469)	(1,391)	(7,413)
Removal Costs	(6,424)	(854)	(5,960)
Investment Tax Credits, Net	(4,093)	(1,980)	(2,316)
State and Local Income Taxes	(15,821)	2,880	(15,059)
Parent Company Loss Benefit	(18)	(2,986)	(5)
Conservation Easement	(5,250)	-	-
Other	(275)	(1,107)	1,418
Total Income Taxes	$ 45,449	$ 143,721	$ 81,037
Effective Income Tax Rate	22.6%	34.6%	27.3%

Year Ended December 31, 2009	OPCo	PSO	SWEPCo
	(in thousands)		
Net Income	$ 308,615	$ 75,602	$ 117,203
Extraordinary Loss	-	-	5,325
Income Taxes	166,474	43,921	17,511
Pretax Income	$ 475,089	$ 119,523	$ 140,039
Income Tax on Pretax Income (Loss) at Statutory Rate (35%)	$ 166,281	$ 41,833	$ 49,014
Increase (Decrease) in Income Tax resulting from the following items:			
Depreciation	5,371	(174)	1,506
Depletion	-	-	(3,150)
Allowance for Funds Used During Construction	(1,427)	(567)	(16,243)
Investment Tax Credits, Net	(949)	(770)	(3,542)
State and Local Income Taxes	4,766	6,025	647
Parent Company Loss Benefit	-	(1,031)	(4,232)
Other	(7,568)	(1,395)	(6,489)
Total Income Taxes	$ 166,474	$ 43,921	$ 17,511
Effective Income Tax Rate	35.0%	36.7%	12.5%

Year Ended December 31, 2008	APCo	CSPCo	I&M
		(in thousands)	
Net Income	$ 122,863	$ 237,130	$ 131,875
Income Taxes	43,938	109,739	58,258
Pretax Income	$ 166,801	$ 346,869	$ 190,133
Income Tax on Pretax Income at Statutory Rate (35%)	$ 58,380	$ 121,404	$ 66,547
Increase (Decrease) in Income Tax resulting from the following items:			
Depreciation	9,117	3,659	4,971
Nuclear Fuel Disposal Costs	-	-	(4,381)
Allowance for Funds Used During Construction	(6,159)	(1,372)	(3,362)
Removal Costs	(6,596)	(806)	(3,839)
Investment Tax Credits, Net	(4,209)	(1,954)	(2,196)
State and Local Income Taxes	(7,583)	964	3,077
Parent Company Loss Benefit	(29)	(6,663)	(1,023)
Other	1,017	(5,493)	(1,536)
Total Income Taxes	$ 43,938	$ 109,739	$ 58,258
Effective Income Tax Rate	26.3%	31.6%	30.6%

Year Ended December 31, 2008	OPCo	PSO	SWEPCo
		(in thousands)	
Net Income	$ 232,455	$ 78,484	$ 96,445
Income Taxes	114,622	42,277	33,041
Pretax Income	$ 347,077	$ 120,761	$ 129,486
Income Tax on Pretax Income at Statutory Rate (35%)	$ 121,477	$ 42,266	$ 45,320
Increase (Decrease) in Income Tax resulting from the following items:			
Depreciation	4,389	(502)	502
Depletion	-	-	(3,158)
Allowance for Funds Used During Construction	(1,555)	(587)	(5,114)
Investment Tax Credits, Net	(942)	(834)	(3,964)
State and Local Income Taxes	2,102	3,845	4,121
Parent Company Loss Benefit	(5,123)	-	-
Other	(5,726)	(1,911)	(4,666)
Total Income Taxes	$ 114,622	$ 42,277	$ 33,041
Effective Income Tax Rate	33.0%	35.0%	25.5%

Year Ended December 31, 2007	APCo	CSPCo	I&M
	(in thousands)		
Net Income	$ 54,736	$ 258,088	$ 136,895
Extraordinary Loss	78,763	-	-
Income Taxes	62,114	129,385	67,499
Pretax Income	$ 195,613	$ 387,473	$ 204,394
Income Tax on Pretax Income at Statutory Rate (35%)	$ 68,465	$ 135,616	$ 71,538
Increase (Decrease) in Income Tax resulting from the following items:			
Depreciation	8,015	4,298	14,251
Nuclear Fuel Disposal Costs	-	-	(5,610)
Allowance for Funds Used During Construction	(4,334)	(1,223)	(4,376)
Removal Costs	(5,394)	(917)	(8,191)
Investment Tax Credits, Net	(4,102)	(2,184)	(5,080)
State and Local Income Taxes	1,706	(4,096)	3,663
Parent Company Loss Benefit	(370)	(2,160)	(925)
Other	(1,872)	51	2,229
Total Income Taxes	$ 62,114	$ 129,385	$ 67,499
Effective Income Tax Rate	31.8%	33.4%	33.0%

Year Ended December 31, 2007	OPCo	PSO	SWEPCo
	(in thousands)		
Net Income (Loss)	$ 271,186	$ (24,124)	$ 69,771
Income Taxes	148,585	(22,015)	17,561
Pretax Income (Loss)	$ 419,771	$ (46,139)	$ 87,332
Income Tax on Pretax Income (Loss) at Statutory Rate (35%)	$ 146,920	$ (16,149)	$ 30,566
Increase (Decrease) in Income Tax resulting from the following items:			
Depreciation	2,362	(592)	17
Depletion	-	-	(3,360)
Allowance for Funds Used During Construction	(1,269)	(433)	(3,490)
Investment Tax Credits, Net	(2,588)	(707)	(4,163)
State and Local Income Taxes	3,438	(3,699)	(165)
Parent Company Loss Benefit	(2,030)	-	(530)
Other	1,752	(435)	(1,314)
Total Income Taxes	$ 148,585	$ (22,015)	$ 17,561
Effective Income Tax Rate	35.4%	47.7%	20.1%

The following tables show elements of the net deferred tax liability and significant temporary differences for each Registrant Subsidiary:

December 31, 2009	APCo	CSPCo	I&M
	(in thousands)		
Deferred Tax Assets	$ 404,253	$ 124,087	$ 722,974
Deferred Tax Liabilities	(1,912,843)	(682,624)	(1,428,710)
Net Deferred Tax Liabilities	$ (1,508,590)	$ (558,537)	$ (705,736)
Property Related Temporary Differences	$ (1,027,656)	$ (493,879)	$ (224,113)
Amounts Due from Customers for Future Federal Income Taxes	(106,519)	(3,182)	(25,573)
Deferred State Income Taxes	(202,987)	(9,161)	(80,345)
Deferred Income Taxes on Other Comprehensive Loss	27,060	26,920	11,685
Accrued Nuclear Decommissioning Expense	-	-	(354,534)
Deferred Fuel and Purchased Power	(126,230)	(13,268)	1,731
Accrued Pensions	58,779	8,140	49,086
Regulatory Assets	(185,880)	(74,298)	(102,247)
All Other, Net	54,843	191	18,574
Net Deferred Tax Liabilities	$ (1,508,590)	$ (558,537)	$ (705,736)

December 31, 2009	OPCo	PSO	SWEPCo
	(in thousands)		
Deferred Tax Assets	$ 270,381	$ 101,346	$ 89,938
Deferred Tax Liabilities	(1,601,472)	(663,779)	(562,054)
Net Deferred Tax Liabilities	$ (1,331,091)	$ (562,433)	$ (472,116)
Property Related Temporary Differences	$ (1,127,166)	$ (500,832)	$ (422,726)
Amounts Due from Customers for Future Federal Income Taxes	(53,651)	1,901	(13,927)
Deferred State Income Taxes	(88,489)	(60,408)	(32,260)
Deferred Income Taxes on Other Comprehensive Loss	63,785	322	6,995
Deferred Fuel and Purchased Power	(109,204)	18,300	(2,371)
Accrued Pensions	3,602	23,382	20,581
Regulatory Assets	(74,769)	(75,101)	(52,894)
All Other, Net	54,801	30,003	24,486
Net Deferred Tax Liabilities	$ (1,331,091)	$ (562,433)	$ (472,116)

December 31, 2008	APCo	CSPCo	I&M
	(in thousands)		
Deferred Tax Assets	$ 432,117	$ 154,855	$ 490,673
Deferred Tax Liabilities	(1,550,579)	(584,866)	(886,764)
Net Deferred Tax Liabilities	$ (1,118,462)	$ (430,011)	$ (396,091)
Property Related Temporary Differences	$ (810,749)	$ (406,952)	$ (93,085)
Amounts Due from Customers for Future Federal Income Taxes	(103,558)	(4,789)	(24,128)
Deferred State Income Taxes	(142,558)	(5,403)	(47,922)
Deferred Income Taxes on Other Comprehensive Loss	32,429	27,475	11,681
Accrued Nuclear Decommissioning Expense	-	-	(275,615)
Deferred Fuel and Purchased Power	(57,102)	-	9,585
Accrued Pensions	54,564	10,206	42,894
Regulatory Assets	(182,831)	(75,520)	(94,181)
All Other, Net	91,343	24,972	74,680
Net Deferred Tax Liabilities	$ (1,118,462)	$ (430,011)	$ (396,091)

December 31, 2008	OPCo	PSO	SWEPCo
	(in thousands)		
Deferred Tax Assets	$ 322,089	$ 82,852	$ 49,950
Deferred Tax Liabilities	(1,240,032)	(588,449)	(454,352)
Net Deferred Tax Liabilities	$ (917,943)	$ (505,597)	$ (404,402)
Property Related Temporary Differences	$ (881,967)	$ (426,221)	$ (345,145)
Amounts Due from Customers for Future Federal Income Taxes	(55,181)	2,477	(7,739)
Deferred State Income Taxes	(49,199)	(53,258)	(22,221)
Deferred Income Taxes on Other Comprehensive Loss	72,014	379	17,296
Deferred Fuel and Purchased Power	-	(50)	(29,641)
Accrued Pensions	720	19,914	11,223
Regulatory Assets	(82,044)	(79,869)	(45,059)
All Other, Net	77,714	31,031	16,884
Net Deferred Tax Liabilities	$ (917,943)	$ (505,597)	$ (404,402)

The Registrant Subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies allocates the benefit of current tax losses to the AEP System companies giving rise to such losses in determining their current tax expense. The tax benefit of the Parent is allocated to its subsidiaries with taxable income. With the exception of the loss of the Parent, the method of allocation reflects a separate return result for each company in the consolidated group.

The Registrant Subsidiaries are no longer subject to U.S. federal examination for years before 2001. The Registrant Subsidiaries have completed the exam for the years 2001 through 2006 and have issues that are being pursued at the appeals level. The years 2007 and 2008 are currently under examination. Although the outcome of tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made for potential liabilities resulting from such matters. In addition, the Registrant Subsidiaries accrue interest on these uncertain tax positions. Management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on net income.

The Registrant Subsidiaries file income tax returns in various state and local jurisdictions. These taxing authorities routinely examine their tax returns and the Registrant Subsidiaries are currently under examination in several state and local jurisdictions. Management believes that previously filed tax returns have positions that may be challenged by these tax authorities. However, management believes that the ultimate resolution of these audits will not materially impact net income. With few exceptions, the Registrant Subsidiaries are no longer subject to state or local income tax examinations by tax authorities for years before 2000.

APCo, I&M, OPCo and PSO sustained federal, state and local net income tax operating losses in 2009 driven primarily by bonus depreciation, a change in tax accounting method related to units of property and other book versus tax temporary differences. As a result, these registrant subsidiaries accrued current federal, state and local income tax benefits in 2009. There is sufficient capacity in prior periods to carry the consolidated federal net operating loss back. The preponderance of the state and local jurisdictions do not provide for a net operating loss carry back, however it is anticipated that future taxable income will be sufficient to realize the tax benefit. As such, management has determined that a valuation allowance is unnecessary.

The Registrant Subsidiaries recognize interest accruals related to uncertain tax positions in interest income or expense as applicable, and penalties in Other Operation in accordance with the accounting guidance for "Income Taxes."

The following tables show amounts reported for interest expense, interest income and reversal of prior period interest expense:

| | Year Ended December 31, | | | | | |
| | 2009 | | | 2008 | | |
Company	Interest Expense	Interest Income	Reversal of Prior Period Interest Expense	Interest Expense	Interest Income	Reversal of Prior Period Interest Expense
	(in thousands)					
APCo	$ 593	$ -	$ 1,803	$ 2,365	$ 5,367	$ 2,635
CSPCo	1,091	-	200	153	3,304	3,411
I&M	-	4,090	119	179	1,371	5,650
OPCo	2,221	-	1,495	4,093	5,755	295
PSO	-	721	382	2,008	-	-
SWEPCo	12	424	428	1,340	1,585	-

| | Year Ended December 31, 2007 | | |
Company	Interest Expense	Interest Income	Reversal of Prior Period Interest Expense
	(in thousands)		
APCo	$ 1,229	$ -	$ -
CSPCo	1,649	-	833
I&M	1,704	-	-
OPCo	1,144	-	3,625
PSO	-	1,651	599
SWEPCo	-	-	1,686

The following table shows balances for amounts accrued for the receipt of interest:

| | December 31, | |
Company	2009	2008
	(in thousands)	
APCo	$ 2,187	$ 5,271
CSPCo	2,281	3,905
I&M	5,764	2,119
OPCo	1,339	4,508
PSO	1,735	1,004
SWEPCo	1,262	1,913

The following table shows balances for amounts accrued for the payment of interest and penalties:

	December 31,	
Company	2009	2008
	(in thousands)	
APCo	$ 1,733	$ 4,966
CSPCo	206	920
I&M	439	873
OPCo	4,411	6,320
PSO	3,028	3,349
SWEPCo	983	2,658

The reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Balance at January 1, 2009	$ 20,573	$ 21,179	$ 11,815	$ 52,338	$ 13,310	$ 10,252
Increase - Tax Positions Taken During a Prior Period	5,339	6,068	8,336	11,970	2,304	4,102
Decrease - Tax Positions Taken During a Prior Period	(8,263)	(9,994)	(14,921)	(14,030)	(2,322)	(3,065)
Increase - Tax Positions Taken During the Current Year	2,471	-	14,398	890	-	-
Decrease - Tax Positions Taken During the Current Year	-	(195)	-	-	(533)	(357)
Increase - Settlements with Taxing Authorities	-	-	645	-	-	-
Decrease - Settlements with Taxing Authorities	-	-	-	-	-	-
Decrease - Lapse of the Applicable Statute of Limitations	(2,828)	(320)	(266)	(2,355)	(543)	(769)
Balance at December 31, 2009	$ 17,292	$ 16,738	$ 20,007	$ 48,813	$ 12,216	$ 10,163

	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Balance at January 1, 2008	$ 19,741	$ 19,753	$ 11,317	$ 51,982	$ 14,105	$ 6,610
Increase - Tax Positions Taken During a Prior Period	1,617	1,198	100	3,133	1,322	2,233
Decrease - Tax Positions Taken During a Prior Period	(486)	(1,207)	(2,976)	(2,692)	(6,383)	(2,271)
Increase - Tax Positions Taken During the Current Year	2,891	1,575	3,335	2,446	4,806	4,193
Decrease - Tax Positions Taken During the Current Year	(1,931)	(311)	(436)	(835)	(540)	(395)
Increase - Settlements with Taxing Authorities	906	171	745	192	-	-
Decrease - Settlements with Taxing Authorities	-	-	-	-	-	(28)
Decrease - Lapse of the Applicable Statute of Limitations	(2,165)	-	(270)	(1,888)	-	(90)
Balance at December 31, 2008	$ 20,573	$ 21,179	$ 11,815	$ 52,338	$ 13,310	$ 10,252

	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Balance at January 1, 2007	$ 21,729	$ 24,978	$ 18,232	$ 49,839	$ 8,941	$ 7,051
Increase - Tax Positions Taken During a Prior Period	2,074	462	130	2,544	6,535	391
Decrease - Tax Positions Taken During a Prior Period	(7,323)	(2,494)	(8,455)	(5,248)	(5,526)	(3,425)
Increase - Tax Positions Taken During the Current Year	3,261	1,491	1,583	6,464	2,018	3,416
Decrease – Tax Positions Taken During the Current Year	-	-	-	-	-	-
Increase - Settlements with Taxing Authorities	-	-	-	-	2,137	-
Decrease - Settlements with Taxing Authorities	-	-	(173)	-	-	(193)
Decrease - Lapse of the Applicable Statute of Limitations	-	(4,684)	-	(1,617)	-	(630)
Balance at December 31, 2007	$ 19,741	$ 19,753	$ 11,317	$ 51,982	$ 14,105	$ 6,610

Management believes that there will be no significant net increase or decrease in unrecognized benefits within 12 months of the reporting date. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for each Registrant Subsidiary was as follows:

Company	(in thousands)
APCo	$ 3,777
CSPCo	9,709
I&M	1,271
OPCo	23,795
PSO	2,985
SWEPCo	2,278

Federal Tax Legislation – Affecting APCo

Under the Energy Tax Incentives Act of 2005, AEP filed applications with the United States Department of Energy and the IRS in 2008 for the West Virginia IGCC project and in July 2008 the IRS allocated the project $134 million in credits. In September 2008, AEP entered into a memorandum of understanding with the IRS concerning the requirements of claiming the credits. AEP has until July 2010 to meet certain minimum requirements under the agreement with the IRS or the credits will be forfeited.

Federal Tax Legislation – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

Several tax bills and other legislation with tax-related sections were enacted in 2007 and 2008, including the Tax Technical Corrections Act of 2007, the Tax Increase Prevention Act of 2007, the Energy Independence and Security Act of 2007 and the Emergency Economic Stabilization Act of 2008. These tax law changes enacted in 2007 and 2008 did not materially affect the Registrant Subsidiaries' net income, cash flows or financial condition.

The Economic Stimulus Act of 2008 provided enhanced expensing provisions for certain assets placed in service in 2008 and a 50% bonus depreciation provision similar to the one in effect in 2003 through 2004 for assets placed in service in 2008. The enacted provisions did not have a material impact on net income or financial condition, but provided a material favorable cash flow benefit for each Registrant Subsidiary as follows:

Company	(in thousands)
APCo	$ 37,831
CSPCo	16,776
I&M	21,830
OPCo	37,696
PSO	6,838
SWEPCo	25,872

The American Recovery and Reinvestment Act of 2009 provided for several new grant programs and expanded tax credits and an extension of the 50% bonus depreciation provision enacted in the Economic Stimulus Act of 2008. The enacted provisions did not have a material impact on net income or financial condition. However, the bonus depreciation contributed to AEP's 2009 federal net operating tax loss and will result in a future cash flow benefit to the Registrant Subsidiaries.

State Tax Legislation – Affecting APCo, CSPCo, I&M, OPCo, PSO and SWEPCo

Under Ohio House Bill 66, in 2005, AEP reversed deferred state income tax liabilities that are not expected to reverse during the phase-out as follows:

Company	Other Regulatory Liabilities (a)	Regulatory Asset, Net (b)	State Income Tax Expense (c)	Deferred State Income Tax Liabilities (d)
	(in thousands)			
APCo	$ -	$ 10,945	$ 2,769	$ 13,714
CSPCo	15,104	-	-	15,104
I&M	-	5,195	-	5,195
OPCo	41,864	-	-	41,864
PSO	-	-	706	706
SWEPCo	-	582	119	701

(a) The reversal of deferred state income taxes for the Ohio companies was recorded as a regulatory liability pending rate-making treatment in Ohio.
(b) Deferred state income tax adjustments related to those companies in which state income taxes flow through for rate-making purposes reduced the regulatory asset associated with the deferred state income tax liabilities.
(c) These amounts were recorded as a reduction to Income Tax Expense.
(d) Total deferred state income tax liabilities that reversed during 2005 related to Ohio law change.

In November 2006, the PUCO ordered OPCo and CSPCo to amortize $42 million and $15 million, respectively, to income as an offset to power supply contract losses incurred by OPCo and CSPCo for sales to Ormet and as of December 31, 2008, both regulatory liabilities were fully amortized.

The Ohio legislation also imposed a new commercial activity tax at a fully phased-in rate of 0.26% on all Ohio gross receipts. The tax is being phased-in over a five-year period that began July 1, 2005 at 23% of the full 0.26% rate. As a result of this tax, expenses of approximately $5 million, $4 million and $3 million each for CSPCo and OPCo were recorded in 2009, 2008 and 2007, respectively, in Taxes Other than Income Taxes.

State Tax Legislation – Affecting APCo, CSPCo, I&M and OPCo

Michigan Senate Bill 0094 (MBT Act), effective January 1, 2008, provided a comprehensive restructuring of Michigan's principal business tax. The law replaced the Michigan Single Business Tax. The MBT Act is composed of a new tax which will be calculated based upon two components: (a) a business income tax (BIT) imposed at a rate of 4.95% and (b) a modified gross receipts tax (GRT) imposed at a rate of 0.80%, which will collectively be referred to as the BIT/GRT tax calculation. The new law also includes significant credits for engaging in Michigan-based activity.

In September 2007, House Bill 5198 amended the MBT Act to provide for a new deduction on the BIT and GRT tax returns equal to the book-tax basis difference triggered as a result of the enactment of the MBT Act. This state-only temporary difference will be deducted over a 15 year period on the MBT Act tax returns starting in 2015. Management has evaluated the impact of the MBT Act and the application of the MBT Act will not materially affect net income, cash flows or financial condition.

In March 2008, legislation was signed providing for, among other things, a reduction in the West Virginia corporate income tax rate from 8.75% to 8.5% beginning in 2009. The corporate income tax rate could also be reduced to 7.75% in 2012 and 7% in 2013 contingent upon the state government achieving certain minimum levels of shortfall reserve funds. Management has evaluated the impact of the law change and the application of the law change will not materially impact net income, cash flows or financial condition.

13. **LEASES**

Leases of property, plant and equipment are for periods up to 60 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

Lease rentals for both operating and capital leases are generally charged to Other Operation and Maintenance expense in accordance with rate-making treatment for regulated operations. Capital leases for nonregulated property are accounted for as if the assets were owned and financed. The components of rental costs are as follows:

Year Ended December 31, 2009	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Net Lease Expense on Operating Leases	$ 21,001	$ 45,124	$ 94,409	$ 28,334	$ 5,807	$ 8,052
Amortization of Capital Leases	3,480	2,715	31,612	4,688	1,485	10,739
Interest on Capital Leases	206	140	1,937	1,284	85	6,372
Total Lease Rental Costs	$ 24,687	$ 47,979	$ 127,958	$ 34,306	$ 7,377	$ 25,163

Year Ended December 31, 2008	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Net Lease Expense on Operating Leases	$ 18,840	$ 42,330	$ 96,595	$ 25,876	$ 6,995	$ 8,519
Amortization of Capital Leases	4,820	3,329	39,697	6,369	1,550	6,926
Interest on Capital Leases	525	482	5,311	1,606	140	3,855
Total Lease Rental Costs	$ 24,185	$ 46,141	$ 141,603	$ 33,851	$ 8,685	$ 19,300

Year Ended December 31, 2007	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Net Lease Expense on Operating Leases	$ 14,955	$ 28,316	$ 95,991	$ 23,145	$ 8,176	$ 7,618
Amortization of Capital Leases	4,498	2,925	6,699	7,526	1,510	8,194
Interest on Capital Leases	691	609	2,679	2,132	290	6,613
Total Lease Rental Costs	$ 20,144	$ 31,850	$ 105,369	$ 32,803	$ 9,976	$ 22,425

The following table shows the property, plant and equipment under capital leases and related obligations recorded on the Registrant Subsidiaries' balance sheets. For I&M, current capital lease obligations are included in Obligations Under Capital Leases on I&M's Consolidated Balance Sheets. For all other Registrant Subsidiaries, current capital lease obligations are included in Other Current Liabilities. For all Registrant Subsidiaries, long-term capital lease obligations are included in Deferred Credits and Other Noncurrent Liabilities on the Registrant Subsidiaries' balance sheets.

December 31, 2009	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Property, Plant and Equipment Under Capital Leases:						
Production	$ 90	$ 6,989	$ 16,363	$ 23,018	$ 2,041	$ 13,869
Distribution	-	-	-	-	-	-
Other Property, Plant and Equipment	15,401	8,477	50,587	13,344	6,973	164,632
Construction Work in Progress	-	-	-	-	-	-
Total Property, Plant and Equipment	15,491	15,466	66,950	36,362	9,014	178,501
Accumulated Amortization	8,007	10,769	14,400	16,066	3,544	30,858
Net Property, Plant and Equipment Under Capital Leases	$ 7,484	$ 4,697	$ 52,550	$ 20,296	$ 5,470	$ 147,643
Obligations Under Capital Leases:						
Noncurrent Liability	$ 4,539	$ 2,452	$ 27,485	$ 16,926	$ 3,722	$ 134,044
Liability Due Within One Year	2,945	2,274	25,065	5,756	1,748	14,617
Total Obligations Under Capital Leases	$ 7,484	$ 4,726	$ 52,550	$ 22,682	$ 5,470	$ 148,661

December 31, 2008	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Property, Plant and Equipment Under Capital Leases:						
Production	$ -	$ 7,104	$ 15,617	$ 21,220	$ -	$ 14,270
Distribution	-	-	14,589	-	-	-
Other Property, Plant and Equipment	19,651	10,147	81,839	24,748	7,051	156,867
Construction Work in Progress	-	-	-	-	-	-
Total Property, Plant and Equipment	19,651	17,251	112,045	45,968	7,051	171,137
Accumulated Amortization	10,338	10,410	30,643	21,490	3,573	59,249
Net Property, Plant and Equipment Under Capital Leases	$ 9,313	$ 6,841	$ 81,402	$ 24,478	$ 3,478	$ 111,888
Obligations Under Capital Leases:						
Noncurrent Liability	$ 5,551	$ 4,055	$ 37,890	$ 19,603	$ 2,082	$ 99,151
Liability Due Within One Year	3,762	2,804	43,512	6,863	1,396	13,574
Total Obligations Under Capital Leases	$ 9,313	$ 6,859	$ 81,402	$ 26,466	$ 3,478	$ 112,725

Future minimum lease payments consisted of the following at December 31, 2009:

Capital Leases	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
2010	$ 2,994	$ 2,303	$ 25,690	$ 4,453	$ 1,899	$ 24,880
2011	2,561	1,484	13,564	4,150	1,618	33,339
2012	518	256	7,474	2,099	410	20,266
2013	408	221	1,734	2,585	392	19,702
2014	349	187	1,141	1,937	354	18,381
Later Years	1,526	601	13,952	16,899	1,361	84,826
Total Future Minimum Lease Payments	8,356	5,052	63,555	32,123	6,034	201,394
Less Estimated Interest Element	872	326	11,005	9,441	564	52,733
Estimated Present Value of Future Minimum Lease Payments	$ 7,484	$ 4,726	$ 52,550	$ 22,682	$ 5,470	$ 148,661

Noncancelable Operating Leases	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
2010	$ 22,311	$ 42,446	$ 100,234	$ 28,683	$ 5,829	$ 6,734
2011	31,101	46,352	109,393	39,904	8,914	15,477
2012	13,722	36,501	93,601	21,232	3,553	2,470
2013	10,618	34,583	92,495	20,223	2,566	2,267
2014	9,108	32,616	91,516	19,002	1,536	1,633
Later Years	64,975	89,599	637,903	86,424	2,593	13,619
Total Future Minimum Lease Payments	$ 151,835	$ 282,097	$ 1,125,142	$ 215,468	$ 24,991	$ 42,200

Master Lease Agreements

The Registrant Subsidiaries lease certain equipment under master lease agreements. GE Capital Commercial Inc. (GE) notified management in November 2008 that they elected to terminate the Master Leasing Agreements in accordance with the termination rights specified within the contract. In 2011, the Registrant Subsidiaries will be required to purchase all equipment under the lease and pay GE an amount equal to the unamortized value of all equipment then leased. As a result, the following unamortized values of this equipment is reflected in the Registrant Subsidiaries' future minimum lease payments for 2011:

Company	(in thousands)
APCo	$ 17,345
CSPCo	10,130
I&M	21,967
OPCo	17,224
PSO	5,294
SWEPCo	26,704

In December 2008 and 2009, management signed new master lease agreements with one-year commitment periods that include lease terms of up to 10 years.

For equipment under the GE master lease agreements that expire in 2011, the lessor is guaranteed receipt of up to 87% of the unamortized balance of the equipment at the end of the lease term. If the fair market value of the leased equipment is below the unamortized balance at the end of the lease term, the Registrant Subsidiaries are committed to pay the difference between the fair market value and the unamortized balance, with the total guarantee not to exceed 87% of the unamortized balance. Under the new master lease agreements, the lessor is guaranteed a residual value up to a stated percentage of either the unamortized balance or the equipment cost at the end of the lease term. If the actual fair market value of the leased equipment is below the guaranteed residual value at the end of the lease term, the Registrant Subsidiaries are committed to pay the difference between the actual fair value and the residual value guarantee. At December 31, 2009, the maximum potential loss by Registrant Subsidiary for these lease agreements assuming the fair market value of the equipment is zero at the end of the lease term is as follows:

Company	Maximum Potential Loss
	(in thousands)
APCo	$ 4,390
CSPCo	1,719
I&M	2,062
OPCo	4,569
PSO	2,940
SWEPCo	406

Historically, at the end of the lease term the fair market value has been in excess of the unamortized balance.

Rockport Lease

AEGCo and I&M entered into a sale-and-leaseback transaction in 1989 with Wilmington Trust Company (Owner Trustee), an unrelated, unconsolidated trustee for Rockport Plant Unit 2 (the Plant). The Owner Trustee was capitalized with equity from six owner participants with no relationship to AEP or any of its subsidiaries and debt from a syndicate of banks and securities in a private placement to certain institutional investors.

The gain from the sale was deferred and is being amortized over the term of the lease, which expires in 2022. The Owner Trustee owns the Plant and leases it to AEGCo and I&M. The lease is accounted for as an operating lease with the payment obligations included in the future minimum lease payments schedule earlier in this note. The lease term is for 33 years with potential renewal options. At the end of the lease term, AEGCo and I&M have the option to renew the lease or the Owner Trustee can sell the Plant. Neither AEGCo, I&M nor AEP has an ownership interest in the Owner Trustee and do not guarantee its debt. The future minimum lease payments for this sale-and-leaseback transaction for each respective company as of December 31, 2009 are as follows:

Future Minimum Lease Payments	AEGCo	I&M
	(in millions)	
2010	$ 74	$ 74
2011	74	74
2012	74	74
2013	74	74
2014	74	74
Later Years	590	590
Total Future Minimum Lease Payments	$ 960	$ 960

Railcar Lease

In June 2003, AEP Transportation LLC (AEP Transportation), a subsidiary of AEP, entered into an agreement with BTM Capital Corporation, as lessor, to lease 875 coal-transporting aluminum railcars. The lease is accounted for as an operating lease. In January 2008, AEP Transportation assigned the remaining 848 railcars under the original lease agreement to I&M (390 railcars) and SWEPCo (458 railcars). The assignment is accounted for as new operating leases for I&M and SWEPCo. The initial lease term was five years with three consecutive five-year renewal periods for a maximum lease term of twenty years. I&M and SWEPCo intend to renew these leases for the full lease term of twenty years, via the renewal options. The future minimum lease obligations are $19 million for I&M and $21 million for SWEPCo for the remaining railcars as of December 31, 2009. These obligations are included in I&M's and SWEPCo's future minimum lease payments schedule earlier in this note.

Under the lease agreement, the lessor is guaranteed that the sale proceeds under a return-and-sale option will equal at least a lessee obligation amount specified in the lease, which declines from approximately 84% under the current five year lease term to 77% at the end of the 20 year term of the projected fair market value of the equipment. I&M and SWEPCo have assumed the guarantee under the return-and-sale option. I&M's maximum potential loss related to the guarantee is approximately $12 million ($8 million, net of tax) and SWEPCo's is approximately $13 million ($9 million, net of tax) assuming the fair market value of the equipment is zero at the end of the current five-year lease term. However, management believes that the fair market value would produce a sufficient sales price to avoid any loss.

Sabine Dragline Lease

During 2009, Sabine, an entity consolidated in accordance with the accounting guidance for "Variable Interest Entities," entered into capital lease arrangements with a nonaffiliated company to finance the purchase of two electric draglines to be used for Sabine's mining operations totaling $47 million. The amounts included in the lease represented the aggregate fair market value of the existing equipment and a sale and leaseback transaction for additional dragline rebuild costs required to keep the dragline operational. In addition to the 2009 transactions, Sabine has one additional $53 million dragline completed in 2008 that was financed under a capital lease. These capital lease assets are included in Other Property, Plant and Equipment on SWEPCo's December 31, 2009 and 2008 Consolidated Balance Sheets. The short-term and long-term capital lease obligations are included in Other Current Liabilities and Deferred Credits and Other Noncurrent Liabilities on SWEPCo's December 31, 2009 and 2008 Consolidated Balance Sheets. The future payment obligations are included in SWEPCo's future minimum lease payments schedule earlier in this note.

I&M Nuclear Fuel Lease

In December 2007, I&M entered into a sale-and-leaseback transaction with Citicorp Leasing, Inc. (CLI), an unrelated, unconsolidated, wholly-owned subsidiary of Citibank, N.A. to lease nuclear fuel for I&M's Cook Plant. In December 2007, I&M sold a portion of its unamortized nuclear fuel inventory to CLI at cost for $85 million. The lease has a variable rate based on one month LIBOR and is accounted for as a capital lease with lease terms up to 60 months. The future payment obligations of $29 million are included in I&M's future minimum lease payments schedule earlier in this note. The net capital lease asset is included in Other Property, Plant and Equipment and the short-term and long-term capital lease obligations are included in Other Current Liabilities and Deferred Credits and Other Noncurrent Liabilities, respectively, on I&M's December 31, 2009 and 2008 Consolidated Balance Sheets. The future minimum lease payments for this sale-and-leaseback transaction as of December 31, 2009 are as follows, based on estimated fuel burn:

Future Minimum Lease Payments	(in millions)
2010	$ 21
2011	4
2012	4
Total Future Minimum Lease Payments	$ 29

14. FINANCING ACTIVITIES

Preferred Stock

Company	Par Value	Authorized Shares	Shares Outstanding at December 31, 2009	Call Price at December 31, 2009 (a)	Series	Redemption	December 31, 2009	December 31, 2008
							(in thousands)	
APCo	$ 0 (b)	8,000,000	177,518	$ 110.00	4.50%	Any time	$ 17,752	$ 17,752
CSPCo	25	7,000,000	-	-	-	-	-	-
CSPCo	100	2,500,000	-	-	-	-	-	-
I&M	25	11,200,000	-	-	-	-	-	-
I&M	100	(c)	55,301	106.13	4.125%	Any time	5,530	5,533
I&M	100	(c)	14,412	102.00	4.56%	Any time	1,441	1,441
I&M	100	(c)	11,055	102.73	4.12%	Any time	1,106	1,106
OPCo	25	4,000,000	-	-	-	-	-	-
OPCo	100	(d)	14,595	103.00	4.08%	Any time	1,460	1,460
OPCo	100	(d)	22,824	103.20	4.20%	Any time	2,282	2,282
OPCo	100	(d)	31,482	104.00	4.40%	Any time	3,148	3,148
OPCo	100	(d)	97,363	110.00	4.50%	Any time	9,737	9,737
PSO	100	(e)	44,508	105.75	4.00%	Any time	4,451	4,455
PSO	100	(e)	8,069	103.19	4.24%	Any time	807	807
SWEPCo	100	(f)	7,386	103.90	4.28%	Any time	740	740
SWEPCo	100	(f)	1,907	102.75	4.65%	Any time	190	190
SWEPCo	100	(f)	37,673	109.00	5.00%	Any time	3,767	3,767

(a) The cumulative preferred stock is callable at the price indicated plus accrued dividends. If the subsidiary defaults on preferred stock dividend payments for a period of one year or longer, preferred stock holders are entitled, voting separately as one class, to elect the number of directors necessary to constitute a majority of the full board of directors of the subsidiary.
(b) Stated value is $100 per share.
(c) I&M has 2,250,000 authorized $100 par value per share shares in total.
(d) OPCo has 3,762,403 authorized $100 par value per share shares in total.
(e) PSO has 700,000 authorized shares in total.
(f) SWEPCo has 1,860,000 authorized shares in total.

		Number of Shares Redeemed for the Years Ended December 31,		
Company	Series	2009	2008	2007
APCo	4.50%	2	-	114
I&M	4.125%	34	-	22
OPCo	4.50%	10	-	-
OPCo	4.40%	-	-	30
PSO	4.00%	40	-	-

Long-term Debt

There are certain limitations on establishing liens against the Registrant Subsidiaries' assets under their respective indentures. None of the long-term debt obligations of the Registrant Subsidiaries have been guaranteed or secured by AEP or any of its affiliates.

The following details long-term debt outstanding as of December 31, 2009 and 2008:

Company	Maturity	Weighted Average Interest Rate at December 31, 2009	Interest Rate Ranges at December 31, 2009	2008	Outstanding at December 31, 2009	2008
Senior Unsecured Notes					(in thousands)	
APCo	2009-2038	6.17%	4.40%-7.95%	4.40%-7.00%	$ 2,875,885	$ 2,677,461
CSPCo	2010-2035	5.81%	4.40%-6.60%	4.40%-6.60%	1,243,648	1,243,242
I&M	2012-2037	6.23%	5.05%-7.00%	5.05%-6.375%	1,419,633	947,350
OPCo	2010-2033	4.91%	0.4644%-6.60%	4.3875%-6.60%	2,643,925	2,145,296
PSO	2009-2037	5.86%	4.70%-6.625%	4.70%-6.625%	921,761	872,199
SWEPCo	2015-2019	5.84%	4.90%-6.45%	4.90%-6.45%	1,196,944	1,196,534
Pollution Control Bonds (a)						
APCo	2010-2042 (b)	3.18%	0.20%-7.125%	1.05%-7.125%	498,972	394,585
CSPCo	2012-2038 (b)	4.78%	3.875%-5.80%	4.85%-5.10%	192,745	100,352
I&M	2014-2025 (b)	4.08%	0.23%-6.25%	0.75%-5.25%	266,418	166,381
OPCo	2010-2037 (b)	3.52%	0.22%-7.125%	0.85%-13.00%	398,580	616,580
PSO	2014-2020	5.03%	4.45%-5.25%	4.45%	46,360	12,660
SWEPCo	2011-2019	3.59%	0.82%-4.95%	2.034%-4.95%	176,335	176,335
Notes Payable – Affiliated						
APCo	2010	4.708%	4.708%	4.708%	100,000	100,000
CSPCo	2010	4.64%	4.64%	4.64%	100,000	100,000
I&M	2010	5.375%	5.375%	-	25,000	-
OPCo	2015	5.25%	5.25%	5.25%	200,000	200,000
SWEPCo	2010	4.45%	4.45%	4.45%	50,000	50,000
Notes Payable – Nonaffiliated						
OPCo	2009	-	-	6.27%-7.49%	-	77,500
I&M	2013	5.44%	5.44%	-	102,300	-
SWEPCo	2011-2024	6.41%	4.47%-7.03%	4.47%-7.03%	50,874	55,280
Spent Nuclear Fuel Liability (c)						
I&M					264,555	264,183
Other Long-term Debt						
APCo	2026	13.718%	13.718%	13.718%	2,449	2,466

(a) Under the terms of the pollution control bonds, each Registrant Subsidiary is required to pay amounts sufficient to enable the payment of interest on and the principal of (at stated maturities and upon mandatory redemptions) related pollution control revenue bonds issued to finance the construction of pollution control facilities at certain plants. For certain series of pollution control bonds, interest rates are subject to periodic adjustment. Interest payments range from monthly to semi-annually. Letters of credit from banks, standby bond purchase agreements and insurance policies support certain series.

(b) Certain pollution control bonds are subject to mandatory redemption earlier than the maturity date. Consequently, these bonds have been classified for maturity and repayment purposes based on the mandatory redemption date.

(c) Pursuant to the Nuclear Waste Policy Act of 1982, I&M (a nuclear licensee) has an obligation with the United States Department of Energy for spent nuclear fuel disposal. The obligation includes a one-time fee for nuclear fuel consumed prior to April 7, 1983. Trust fund assets of $306 million and $301 million related to this obligation are included in Spent Nuclear Fuel and Decommissioning Trusts on its Consolidated Balance Sheets at December 31, 2009 and 2008, respectively.

Long-term debt outstanding at December 31, 2009 is payable as follows:

	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
2010	$ 300,019	$ 250,000	$ 62,544	$ 679,450	$ -	$ 54,406
2011	250,022	-	29,897	-	75,000	42,604
2012	250,025	44,500	120,910	-	-	20,000
2013	70,028	306,000	13,949	500,000	-	-
2014	33	60,000	275,000	325,000	33,700	-
After 2014	2,631,471	882,245	1,581,555	1,744,130	862,660	1,360,200
Total Principal Amount	3,501,598	1,542,745	2,083,855	3,248,580	971,360	1,477,210
Unamortized Discount	(24,292)	(6,352)	(5,949)	(6,075)	(3,239)	(3,057)
Total	$ 3,477,306	$ 1,536,393	$ 2,077,906	$ 3,242,505	$ 968,121	$ 1,474,153

As of December 31, 2009, SWEPCo had $54 million of tax-exempt long-term debt sold at an auction rate of 0.82% that resets every 35 days. The instruments under which the bonds are issued allow for conversion to other short-term variable-rate structures, term-put structures and fixed-rate structures.

In the third quarter of 2009, OPCo reacquired $218 million of auction-rate debt related to JMG. In July 2009, OPCo purchased JMG's outstanding equity ownership for $28 million which enabled OPCo to reacquire this debt.

On behalf of the Registrant Subsidiaries, trustees held $321 million of reacquired auction-rate tax-exempt long-term debt as shown in the following table, including the $218 million related to JMG.

Company	December 31, 2009
	(in thousands)
APCo	$ 17,500
OPCo	303,000

Dividend Restrictions

The Registrant Subsidiaries pay dividends to the Parent provided funds are legally available. Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the ability of the Registrant Subsidiaries to transfer funds to the Parent in the form of dividends.

Federal Power Act

The Federal Power Act prohibits each of the Registrant Subsidiaries from participating "in the making or paying of any dividends of such public utility from any funds properly included in capital account." The term "capital account" is not defined in the Federal Power Act or its regulations. As applicable, the Registrant Subsidiaries understand "capital account" to mean the par value of the common stock multiplied by the number of shares outstanding.

Additionally, the Federal Power Act creates a reserve on earnings attributable to hydroelectric generating plants. Because of their respective ownership of such plants, this reserve applies to APCo and I&M.

None of these restrictions limit the ability of the Registrant Subsidiaries to pay dividends out of retained earnings.

Charter and Leverage Restrictions

Provisions within the articles or certificates of incorporation of the Registrant Subsidiaries relating to preferred stock or shares restrict the payment of cash dividends on common and preferred stock or shares. Pursuant to credit agreement leverage restrictions, as of December 31, 2009, approximately $154 million of the retained earnings of APCo, $132 million of the retained earnings of CSPCo, $28 million of the retained earnings of I&M, $84 million of the retained earnings of OPCo and none of the retained earnings of PSO or SWEPCo have restrictions related to the payment of dividends.

Utility Money Pool – AEP System

The AEP System uses a corporate borrowing program to meet the short-term borrowing needs of its subsidiaries. The corporate borrowing program includes a Utility Money Pool, which funds the utility subsidiaries. The AEP System Utility Money Pool operates in accordance with the terms and conditions approved in a regulatory order. The amount of outstanding loans (borrowings) to/from the Utility Money Pool as of December 31, 2009 and 2008 are included in Advances to/from Affiliates on each of the Registrant Subsidiaries' balance sheets. The Utility Money Pool participants' money pool activity and their corresponding authorized borrowing limits for the years ended December 31, 2009 and 2008 are described in the following tables:

Year Ended December 31, 2009:

Company	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool	Average Borrowings from Utility Money Pool	Average Loans to Utility Money Pool	Loans (Borrowings) to/from Utility Money Pool as of December 31, 2009	Authorized Short-Term Borrowing Limit
			(in thousands)			
APCo	$ 420,925	$ -	$ 207,121	$ -	$ (229,546)	$ 600,000
CSPCo	203,306	9,029	101,965	5,666	(24,202)	350,000
I&M	491,107	210,813	109,469	110,454	114,012	500,000
OPCo	522,934	451,832	255,870	302,420	438,352	600,000
PSO	77,976	284,647	56,378	61,328	62,695	300,000
SWEPCo	62,871	158,843	18,530	61,828	34,883	350,000

Year Ended December 31, 2008:

Company	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool	Average Borrowings from Utility Money Pool	Average Loans to Utility Money Pool	Loans (Borrowings) to/from Utility Money Pool as of December 31, 2008	Authorized Short-Term Borrowing Limit
			(in thousands)			
APCo	$ 307,226	$ 269,987	$ 187,455	$ 187,192	$ (194,888)	$ 600,000
CSPCo	238,172	150,358	132,219	49,899	(74,865)	350,000
I&M	479,661	-	232,649	-	(476,036)	500,000
OPCo	415,951	82,486	160,127	28,573	(133,887)	600,000
PSO	149,278	59,384	69,603	29,811	(70,308)	300,000
SWEPCo	168,495	300,525	78,074	155,598	(2,526)	350,000

The maximum and minimum interest rates for funds either borrowed from or loaned to the Utility Money Pool were as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
Maximum Interest Rate	2.28%	5.47%	5.94%
Minimum Interest Rate	0.15%	2.28%	5.16%

The average interest rates for funds borrowed from and loaned to the Utility Money Pool for the years ended December 31, 2009, 2008 and 2007 are summarized for all Registrant Subsidiaries in the following table:

Company	Average Interest Rate for Funds Borrowed from the Utility Money Pool for Years Ended December 31,				Average Interest Rate for Funds Loaned to the Utility Money Pool for Years Ended December 31,		
	2009	2008	2007		2009	2008	2007
APCo	0.89%	3.66%	5.38%		-%	3.25%	5.75%
CSPCo	1.05%	3.59%	5.46%		0.57%	3.29%	5.39%
I&M	1.46%	3.35%	5.37%		0.26%	-%	5.80%
OPCo	1.21%	3.24%	5.39%		0.22%	3.82%	5.43%
PSO	2.01%	3.32%	5.48%		0.56%	4.53%	5.31%
SWEPCo	1.66%	3.38%	5.47%		0.52%	3.12%	5.34%

Interest expense related to the Utility Money Pool is included in Interest Expense in each of the Registrant Subsidiaries' Financial Statements. The Registrant Subsidiaries incurred interest expense for amounts borrowed from the Utility Money Pool as follows:

Company	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
APCo	$ 1,887	$ 6,076	$ 6,897
CSPCo	1,081	2,287	2,561
I&M	924	7,903	2,399
OPCo	2,075	4,912	7,958
PSO	86	1,856	6,398
SWEPCo	68	1,480	4,414

Interest income related to the Utility Money Pool is included in Interest Income on each of the Registrant Subsidiaries' Financial Statements. The Registrant Subsidiaries earned interest income for amounts advanced to the Utility Money Pool as follows:

Company	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
APCo	$ -	$ 872	$ 470
CSPCo	-	880	142
I&M	129	-	171
OPCo	228	79	-
PSO	322	293	881
SWEPCo	278	2,540	542

Short-term Debt

The Registrant Subsidiaries' outstanding short-term debt was as follows:

Company	Type of Debt	December 31,			
		2009		2008	
		Outstanding Amount	Interest Rate (b)	Outstanding Amount	Interest Rate (b)
		(in thousands)		(in thousands)	
SWEPCo	Line of Credit – Sabine (a)	$ 6,890	2.06%	$ 7,172	1.54%

(a) Sabine Mining Company is a consolidated variable interest entity.
(b) Weighted average rate.

Credit Facilities

The Registrant Subsidiaries and certain other companies in the AEP System have a $627 million 3-year credit agreement. Under the facility, letters of credit may be issued. As of December 31, 2009, $477 million of letters of credit were issued by Registrant Subsidiaries under the 3-year credit agreement to support variable rate Pollution Control Bonds as follows:

Company	Amount
	(in thousands)
APCo	$ 232,292
I&M	77,886
OPCo	166,899

The Registrant Subsidiaries and certain other companies in the AEP System had a $350 million 364-day credit agreement that expired in April 2009.

Sale of Receivables – AEP Credit

AEP Credit has a sale of receivables agreement with bank conduits. Under the sale of receivables agreement, AEP Credit sells an interest in the receivables it acquires from affiliated utility subsidiaries to the bank conduits and receives cash. This transaction constitutes a sale of receivables in accordance with the accounting guidance for "Transfers and Servicing," allowing the receivables to be removed from AEP Credit's balance sheet and allowing AEP Credit to repay any debt obligations. AEP has no ownership interest in the bank conduits and is not required to consolidate these entities in accordance with GAAP. AEP Credit continues to service the receivables. This off-balance sheet transaction was entered into to allow AEP Credit to repay its outstanding debt obligations, continue to purchase the AEP operating companies' receivables, and accelerate AEP Credit's cash collections.

In July 2009, AEP renewed and increased its sale of receivables agreement with AEP Credit. The sale of receivables agreement provides a commitment of $750 million from bank conduits to purchase receivables from AEP Credit. This agreement will expire in July 2010. AEP intends to extend or replace the sale of receivables agreement. The previous sale of receivables agreement provided a commitment of $700 million. As of December 31, 2009, AEP Credit had $631 million of these receivable sales outstanding. AEP Credit maintains a retained interest in the receivables sold and this interest is pledged as collateral for the collection of receivables sold. The fair value of the retained interest is based on book value due to the short-term nature of the accounts receivable less an allowance for anticipated uncollectible accounts.

AEP Credit purchases accounts receivable through purchase agreements with CSPCo, I&M, OPCo, PSO, SWEPCo and a portion of APCo. Since APCo does not have regulatory authority to sell accounts receivable in all of its regulatory jurisdictions, only a portion of APCo's accounts receivable are sold to AEP Credit.

Comparative accounts receivable information for AEP Credit is as follows:

	Years Ended December 31,		
	2009	2008	2007
	($ in millions)		
Proceeds from Sale of Accounts Receivable	$ 7,043	$ 7,717	$ 6,970
Loss on Sale of Accounts Receivable	$ 3	$ 20	$ 33
Average Variable Discount Rate	0.57%	3.19%	5.39%

	December 31,	
	2009	2008
	(in millions)	
Accounts Receivable Retained Interest and Pledged as Collateral Less Uncollectible Accounts	$ 160	$ 118
Deferred Revenue from Servicing Accounts Receivable	1	1
Retained Interest if 10% Adverse Change in Uncollectible Accounts	158	116
Retained Interest if 20% Adverse Change in Uncollectible Accounts	156	114

Historical loss and delinquency amounts for the AEP System's customer accounts receivable managed portfolio is as follows:

	December 31,			
	2009		2008	
	(in millions)			
Customer Accounts Receivable Retained	$	492	$	569
Accrued Unbilled Revenues Retained		503		449
Miscellaneous Accounts Receivable Retained		92		90
Allowance for Uncollectible Accounts Retained		(37)		(42)
Total Net Balance Sheet Accounts Receivable		1,050		1,066
Customer Accounts Receivable Securitized		631		650
Total Accounts Receivable Managed	$	1,681	$	1,716
Net Uncollectible Accounts Written Off	$	33	$	37

Customer accounts receivable retained and securitized for the electric operating companies are managed by AEP Credit. Miscellaneous accounts receivable have been fully retained and not securitized.

Delinquent customer accounts receivable for the electric utility affiliates that AEP Credit currently factors were $29 million and $22 million at December 31, 2009 and 2008, respectively. AEP Credit's delinquent customer accounts receivable represents accounts greater than 30 days past due.

Under the factoring arrangement, participating Registrant Subsidiaries sell, without recourse, certain of their customer accounts receivable and accrued unbilled revenue balances to AEP Credit and are charged a fee based on AEP Credit financing costs, uncollectible accounts experience for each company's receivables and administrative costs. The costs of factoring customer accounts receivable are reported in Other Operation of the participant's statement of operations.

The amount of factored accounts receivable and accrued unbilled revenues for each Registrant Subsidiary was as follows:

	December 31,			
Company	2009		2008	
	(in thousands)			
APCo	$	143,938	$	131,133
CSPCo		169,095		144,927
I&M		130,193		110,237
OPCo		160,977		138,102
PSO		73,518		135,872
SWEPCo		117,297		105,263

The fees paid by the Registrant Subsidiaries to AEP Credit for factoring customer accounts receivable were:

	Years Ended December 31,					
Company	2009		2008		2007	
	(in thousands)					
APCo	$	5,132	$	6,140	$	6,897
CSPCo		11,225		12,744		15,194
I&M		6,191		7,213		9,336
OPCo		8,769		10,003		12,595
PSO		6,954		10,936		14,085
SWEPCo		6,171		7,992		10,716

Shown below are reconciliations of the Registrant Subsidiaries' accumulated provision for uncollectible accounts:

APCo

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
			(in thousands)		
Deducted from Assets:					
Accumulated Provision for Uncollectible Accounts:					
Year Ended December 31, 2009	$ 6,176	$ 4,198	$ (137)	$ 4,829	$ 5,408
Year Ended December 31, 2008	13,948	3,477	289	11,538	6,176
Year Ended December 31, 2007	4,334	12,501	1,205	4,092	13,948

(a) Recoveries on accounts previously written off and 2009 reclass to Long-term Liability.
(b) Uncollectible accounts written off.

CSPCo

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
			(in thousands)		
Deducted from Assets:					
Accumulated Provision for Uncollectible Accounts:					
Year Ended December 31, 2009	$ 2,895	$ 1,362	$ (775)	$ 1	$ 3,481
Year Ended December 31, 2008	2,563	332	-	-	2,895
Year Ended December 31, 2007	546	2,017	-	-	2,563

(a) Recoveries on accounts previously written off and 2009 reclass to Long-term Liability.
(b) Uncollectible accounts written off.

I&M

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
			(in thousands)		
Deducted from Assets:					
Accumulated Provision for Uncollectible Accounts:					
Year Ended December 31, 2009	$ 3,310	$ 78	$ (783)	$ 340	$ 2,265
Year Ended December 31, 2008	2,711	599	-	-	3,310
Year Ended December 31, 2007	601	2,137	-	27	2,711

(a) Recoveries on accounts previously written off and 2009 reclass to Long-term Liability.
(b) Uncollectible accounts written off.

OPCo

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
			(in thousands)		
Deducted from Assets:					
Accumulated Provision for Uncollectible					
Accounts:					
Year Ended December 31, 2009	$ 3,586	$ 16	$ (933)	$ 4	$ 2,665
Year Ended December 31, 2008	3,396	191	-	1	3,586
Year Ended December 31, 2007	824	2,666	-	94	3,396

(a) Recoveries on accounts previously written off and 2009 reclass to Long-term Liability.
(b) Uncollectible accounts written off.

PSO

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
			(in thousands)		
Deducted from Assets:					
Accumulated Provision for Uncollectible					
Accounts:					
Year Ended December 31, 2009	$ 20	$ 284	$ -	$ -	$ 304
Year Ended December 31, 2008	-	20	-	-	20
Year Ended December 31, 2007	5	-	-	5	-

(a) Recoveries on accounts previously written off.
(b) Uncollectible accounts written off.

SWEPCo

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
			(in thousands)		
Deducted from Assets:					
Accumulated Provision for Uncollectible					
Accounts:					
Year Ended December 31, 2009	$ 135	$ -	$ -	$ 71	$ 64
Year Ended December 31, 2008	143	-	-	8	135
Year Ended December 31, 2007	130	23	-	10	143

(a) Recoveries on accounts previously written off.
(b) Uncollectible accounts written off.

15. RELATED PARTY TRANSACTIONS

For other related party transactions, also see "Utility Money Pool – AEP System" and "Sale of Receivables – AEP Credit" sections of Note 14.

AEP Power Pool

APCo, CSPCo, I&M, KPCo and OPCo are parties to the Interconnection Agreement, dated July 6, 1951, as amended, defining how they share the costs and benefits associated with their generating plants. This sharing is based upon each company's MLR, which is calculated monthly on the basis of each company's maximum peak demand in relation to the sum of the maximum peak demands of all five companies during the preceding 12 months. In addition, since 1995, APCo, CSPCo, I&M, KPCo and OPCo have been parties to the AEP System Interim Allowance Agreement, which provides, among other things, for the transfer of SO_2 allowances associated with the transactions under the Interconnection Agreement.

Power, gas and risk management activities are conducted by AEPSC and profits and losses are allocated under the SIA to AEP Power Pool members, PSO and SWEPCo. Risk management activities involve the purchase and sale of electricity and gas under physical forward contracts at fixed and variable prices. In addition, the risk management of electricity, and to a lesser extent gas contracts, includes exchange traded futures and options and OTC options and swaps. The majority of these transactions represent physical forward contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. In addition, AEPSC enters into transactions for the purchase and sale of electricity and gas options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area.

CSW Operating Agreement

PSO, SWEPCo and AEPSC are parties to a Restated and Amended Operating Agreement originally dated as of January 1, 1997 (CSW Operating Agreement), which was approved by the FERC. The CSW Operating Agreement requires PSO and SWEPCo to maintain adequate annual planning reserve margins and requires that capacity in excess of the required margins be made available for sale to other operating companies as capacity commitments. Parties are compensated for energy delivered to recipients based upon the deliverer's incremental cost plus a portion of the recipient's savings realized by the purchaser that avoids the use of more costly alternatives. Revenues and costs arising from third party sales are generally shared based on the amount of energy PSO or SWEPCo contributes that is sold to third parties.

System Integration Agreement (SIA)

The SIA provides for the integration and coordination of AEP East companies' and AEP West companies' zones. This includes joint dispatch of generation within the AEP System and the distribution, between the two zones, of costs and benefits associated with the transfers of power between the two zones (including sales to third parties and risk management and trading activities). The SIA is designed to function as an umbrella agreement in addition to the Interconnection Agreement and the CSW Operating Agreement, each of which controls the distribution of costs and benefits within a zone.

Power generated, allocated or provided under the Interconnection Agreement or CSW Operating Agreement to any Registrant Subsidiary is primarily sold to customers by such Registrant Subsidiary at rates approved (other than in Ohio) by the public utility commission in the jurisdiction of sale. In Ohio, such rates are based on a statutory formula as that jurisdiction transitions to the use of market rates for generation.

Under both the Interconnection Agreement and CSW Operating Agreement, power generated that is not needed to serve the native load of any Registrant Subsidiary is sold in the wholesale market by AEPSC on behalf of the generating subsidiary.

Affiliated Revenues and Purchases

The following table shows the revenues derived from sales to the pools, direct sales to affiliates, natural gas contracts with AEPES and other revenues for the years ended December 31, 2009, 2008 and 2007:

Related Party Revenues	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Year Ended December 31, 2009						
Sales to AEP Power Pool	$ 130,331	$ 57,373	$ 198,579	$ 935,563	$ N/A	$ N/A
Direct Sales to East Affiliates	123,549	-	-	84,078	3,136	1,220
Direct Sales to West Affiliates	2,255	1,169	1,154	1,384	39,197	16,434
Direct Sales to AEPEP	-	-	-	-	-	(659)
Natural Gas Contracts with AEPES	(8,340)	(4,866)	(4,637)	(6,142)	(328)	(387)
Other	15,594	13,537	1,055	19,407	3,751	12,710
Total Revenues	$ 263,389	$ 67,213	$ 196,151	$ 1,034,290	$ 45,756	$ 29,318

Related Party Revenues	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Year Ended December 31, 2008						
Sales to AEP Power Pool	$ 219,305	$ 101,743	$ 292,183	$ 849,574	$ N/A	$ N/A
Direct Sales to East Affiliates	92,225	-	-	74,465	4,246	3,438
Direct Sales to West Affiliates	16,558	9,849	9,483	11,505	90,545	33,493
Natural Gas Contracts with AEPES	(2,029)	(1,203)	(1,085)	(689)	(467)	(552)
Other	2,676	12,560	2,160	5,613	7,278	14,463
Total Revenues	$ 328,735	$ 122,949	$ 302,741	$ 940,468	$ 101,602	$ 50,842

Related Party Revenues	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Year Ended December 31, 2007						
Sales to AEP Power Pool	$ 161,969	$ 124,903	$ 237,035	$ 671,106	$ N/A	$ N/A
Direct Sales to East Affiliates	75,843	-	-	69,693	2,717	2,172
Direct Sales to West Affiliates	17,366	9,930	10,136	11,729	51,913	35,147
Natural Gas Contracts with AEPES	4,440	697	(1,123)	343	1,405	1,657
Other	3,448	7,582	2,366	4,181	13,071	14,126
Total Revenues	$ 263,066	$ 143,112	$ 248,414	$ 757,052	$ 69,106	$ 53,102

N/A = Not Applicable

The following table shows the purchased power expense incurred from purchases from the pools and affiliates for the years ended December 31, 2009, 2008 and 2007:

Related Party Purchases	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
	(in thousands)					
Year Ended December 31, 2009						
Purchases from AEP Power Pool	$ 801,624	$ 316,490	$ 99,159	$ 72,360	$ N/A	$ N/A
Direct Purchases from East Affiliates	-	75,469	237,372	-	2,896	3,515
Direct Purchases from West Affiliates	1,492	802	777	987	16,435	39,197
Gas Purchases from AEPES	-	-	-	1,251	-	-
Total Purchases	$ 803,116	$ 392,761	$ 337,308	$ 74,598	$ 19,331	$ 42,712

Related Party Purchases	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Year Ended December 31, 2008						
Purchases from AEP Power Pool	$ 783,048	$ 334,983	$ 135,056	$ 135,514	$ N/A	$ N/A
Purchases from West System Pool	N/A	N/A	N/A	N/A	-	2,867
Purchases from AEPEP	N/A	N/A	N/A	N/A	-	28
Direct Purchases from East Affiliates	-	77,296	247,931	-	25,851	25,333
Direct Purchases from West Affiliates	2,143	1,239	1,195	1,483	33,493	90,545
Gas Purchases from AEPES	-	-	-	3,689	-	-
Total Purchases	$ 785,191	$ 413,518	$ 384,182	$ 140,686	$ 59,344	$ 118,773

Related Party Purchases	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
Year Ended December 31, 2007						
Purchases from AEP Power Pool	$ 597,951	$ 297,934	$ 133,885	$ 110,579	$ N/A	$ N/A
Direct Purchases from East Affiliates	733	63,803	207,160	-	31,916	20,982
Direct Purchases from West Affiliates	1,609	911	936	1,080	34,408	51,913
Gas Purchases from AEPES	-	-	-	13,449	-	-
Total Purchases	$ 600,293	$ 362,648	$ 341,981	$ 125,108	$ 66,324	$ 72,895

N/A = Not Applicable

The above summarized related party revenues and expenses are reported as consolidated and are presented as Sales to AEP Affiliates and Purchased Electricity from AEP Affiliates on the income statements of each AEP Power Pool member. Since all of the above pool members are included in AEP's consolidated results, the above summarized related party transactions are eliminated in total in AEP's consolidated revenues and expenses.

System Transmission Integration Agreement

AEP's System Transmission Integration Agreement provides for the integration and coordination of the planning, operation and maintenance of the transmission facilities of AEP East companies' and AEP West companies' zones. Similar to the SIA, the System Transmission Integration Agreement functions as an umbrella agreement in addition to the Transmission Agreement (TA) and the Transmission Coordination Agreement (TCA). The System Transmission Integration Agreement contains two service schedules that govern:

- The allocation of transmission costs and revenues and
- The allocation of third-party transmission costs and revenues and AEP System dispatch costs.

The System Transmission Integration Agreement anticipates that additional service schedules may be added as circumstances warrant.

APCo, CSPCo, I&M, KPCo and OPCo are parties to the TA, dated April 1, 1984, as amended, defining how they share the costs associated with their relative ownership of the extra-high-voltage transmission system (facilities rated 345 kV and above) and certain facilities operated at lower voltages (138 kV and above). Like the Interconnection Agreement, this sharing is based upon each company's MLR.

The following table shows the net charges (credits) allocated among the Registrant Subsidiaries, party to the TA, during the years ended December 31, 2009, 2008 and 2007:

Company	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
APCo	$ (12,535)	$ (29,146)	$ (24,900)
CSPCo	51,309	55,273	51,900
I&M	(38,400)	(37,398)	(34,600)
OPCo	8,461	13,294	8,500

The net charges (credits) shown above are recorded in Other Operation on the respective income statements.

PSO, SWEPCo, TNC and AEPSC are parties to the TCA, originally dated January 1, 1997, as amended. The TCA has been approved by the FERC and establishes a coordinating committee, which is charged with overseeing the coordinated planning of the transmission facilities of the parties to the agreement, including the performance of transmission planning studies, the interaction of such companies with independent system operators (ISO) and other regional bodies interested in transmission planning and compliance with the terms of the Open Access Transmission Tariff (OATT) filed with the FERC and the rules of the FERC relating to such tariff.

Under the TCA, the parties to the agreement delegated to AEPSC the responsibility of monitoring the reliability of their transmission systems and administering the OATT on their behalf. The allocations have been governed by the FERC-approved OATT for the SPP (with respect to PSO, TNC and SWEPCo).

The following table shows the net charges (credits) allocated among parties to the TCA pursuant to the SPP OATT protocols as described above during the years ended December 31, 2009, 2008 and 2007:

| Company | Years Ended December 31, | | |
	2009	2008	2007
	(in thousands)		
PSO	$ 11,100	$ 8,200	$ 500
SWEPCo	(11,100)	(8,200)	(500)

The net charges (credits) shown above are recorded in the Other Operation on PSO's and SWEPCo's respective income statements.

Assignment from SWEPCo, TCC and TNC to AEPEP

On March 1, 2008, SWEPCo, TCC and TNC assigned a 20-year Purchase Power Agreement (PPA) to AEPEP. In addition to the PPA assignment, an intercompany agreement was executed between AEPEP and SWEPCo to provide SWEPCo with future margins related to its share. The PPA and intercompany agreements are effective through 2019. SWEPCo recorded a loss of $659 thousand and revenue of $903 thousand from AEPEP in Sales to AEP Affiliates on its 2009 and 2008 Consolidated Statements of Income, respectively.

ERCOT Contracts Transferred to AEPEP

Effective January 1, 2007, PSO and SWEPCo transferred certain existing ERCOT energy marketing contracts to AEPEP and entered into intercompany financial and physical purchase and sale agreements with AEPEP. This was done to lock in PSO and SWEPCo's margins on ERCOT trading and marketing contracts and to transfer the future associated commodity price and credit risk to AEPEP. The contracts ended in December 2009.

PSO and SWEPCo have historically presented third party ERCOT trading and marketing activity on a net basis in Revenues - Electric Generation, Transmission and Distribution. The applicable ERCOT third party trading and marketing contracts that were not transferred to AEPEP will remain until maturity on PSO's and SWEPCo's balance sheets and will be presented on a net basis in Sales to AEP Affiliates on PSO's and SWEPCo's respective income statements.

The following tables indicate the sales to AEPEP and the amounts reclassified from third party to affiliates:

Company	Net Settlement with AEPEP	Third Party Amounts Reclassified to Affiliate	Net Amount Included in Sales to AEP Affiliates
Year Ended December 31, 2009			
	(in thousands)		
PSO	$ (3,871)	$ 4,318	$ 447
SWEPCo	(4,569)	5,098	529

Company	Net Settlement with AEPEP	Third Party Amounts Reclassified to Affiliate	Net Amount Included in Sales to AEP Affiliates
Year Ended December 31, 2008			
	(in thousands)		
PSO	$ 79,445	$ (76,000)	$ 3,445
SWEPCo	84,095	(80,032)	4,063

Company	Net Settlement with AEPEP	Third Party Amounts Reclassified to Affiliate	Net Amount Included in Sales to AEP Affiliates
Year Ended December 31, 2007			
	(in thousands)		
PSO	$ 163,922	$ (155,274)	$ 8,648
SWEPCo	202,135	(191,940)	10,195

The affiliated portion of risk management liabilities reflected on PSO's and SWEPCo's balance sheets at December 31, 2008 associated with these contracts was $1.6 million and $1.9 million, respectively. Since the contracts ended in December 2009, the affiliated portion of risk management assets and liabilities was zero at December 31, 2009.

CSPCo Transfer of Property

In May 2009, CSPCo transferred a parking garage to AEP through a dividend. AEP then transferred the property to AEPSC through a capital contribution. The transfers were effective May 2009 and were recorded at net book value of $8 million.

Equipment Transferred from AEP Pro Serv, Inc. to SWEPCo

During the fourth quarter of 2008, AEP Pro Serv, Inc. transferred $37 million of refurbished turbines and related equipment to SWEPCo for installation at its Stall Unit at its Arsenal Hill Plant. SWEPCo recorded the transfer in Construction Work in Progress on its 2008 Consolidated Balance Sheet.

Natural Gas Contracts with DETM

In 2003, AEPES assigned to AEPSC, as agent for the AEP East companies, approximately $97 million (negative value) associated with its natural gas contracts with DETM. The assignment was executed in order to consolidate DETM positions within AEP. Beginning in 2007, PSO and SWEPCo were allocated a portion of the DETM assignment based on the SIA methodology of sharing trading and marketing margins between the AEP East companies, PSO and SWEPCo. Concurrently, in order to ensure that there would be no financial impact to the AEP East companies, PSO or SWEPCo as a result of the assignment, AEPES and AEPSC entered into agreements requiring AEPES to reimburse AEPSC for any related cash settlements and all income related to the assigned contracts. The following table represents the Registrant Subsidiaries' risk management liabilities related to DETM at December 31:

Company	December 31, 2009	December 31, 2008
	(in thousands)	
APCo	$ (2,730)	$ (5,230)
CSPCo	(1,383)	(2,937)
I&M	(1,395)	(2,842)
OPCo	(1,611)	(3,637)
PSO	-	(149)
SWEPCo	-	(175)

Fuel Agreement between OPCo and AEPES

OPCo and National Power Cooperative, Inc (NPC) have an agreement whereby OPCo operates a 500 MW gas plant owned by NPC (Mone Plant). AEPES entered into a fuel management agreement with OPCo and NPC to manage and procure fuel for the Mone Plant. The gas purchased by AEPES and used in generation is first sold to OPCo then allocated to the AEP East companies, who have an agreement to purchase 100% of the available generating capacity from the plant through May 2012. The related purchases of gas managed by AEPES were as follows:

Company	Years Ended December 31, 2009	2008	2007
	(in thousands)		
APCo	$ 431	$ 1,204	$ 4,377
CSPCo	229	707	2,483
I&M	224	681	2,553
OPCo	279	840	3,106

These purchases are reflected in Purchased Electricity for Resale on the respective income statements.

Unit Power Agreements (UPA)

Lawrenceburg UPA between CSPCo and AEGCo

In March 2007, CSPCo and AEGCo entered into a 10-year UPA for the entire output from the Lawrenceburg Generating Station effective with AEGCo's purchase of the plant in May 2007. The UPA has an option for an additional 2-year period. I&M operates the plant under an agreement with AEGCo. Under the UPA, CSPCo pays AEGCo for the capacity, depreciation, fuel, operation and maintenance and tax expenses. These payments are due regardless of whether the plant is operating. The fuel and operation and maintenance payments are based on actual costs incurred. All expenses are trued up periodically.

I&M UPA between AEGCo and I&M

A UPA between AEGCo and I&M (the I&M Power Agreement) provides for the sale by AEGCo to I&M of all the power (and the energy associated therewith) available to AEGCo at the Rockport Plant unless it is sold to another utility. I&M is obligated, whether or not power is available from AEGCo, to pay as a demand charge for the right to receive such power (and as an energy charge for any associated energy taken by I&M) net of amounts received by AEGCo from any other sources, sufficient to enable AEGCo to pay all its operating and other expenses, including a rate of return on the common equity of AEGCo as approved by the FERC. The I&M Power Agreement will continue in effect until the expiration of the lease term of Unit 2 of the Rockport Plant unless extended in specified circumstances.

KPCo UPA between AEGCo and KPCo

Pursuant to an assignment between I&M and KPCo, and a UPA between KPCo and AEGCo, AEGCo sells KPCo 30% of the power (and the energy associated therewith) available to AEGCo from both units of the Rockport Plant. KPCo has agreed to pay to AEGCo in consideration for the right to receive such power the same amounts which I&M would have paid AEGCo under the terms of the I&M Power Agreement for such entitlement. The KPCo UPA ends in December 2022.

Jointly-Owned Electric Facilities

APCo and OPCo jointly own the Amos Plant and the Sporn Plant. The costs of operating these facilities are apportioned between owners based on ownership interests. Each company's share of these costs is included in the appropriate expense accounts on its respective Consolidated Statements of Income. Each company's investment in these plants is included in Property, Plant and Equipment on its respective Consolidated Balance Sheets.

AEGCo and I&M jointly own one generating unit and jointly lease the other generating unit of the Rockport Plant. The costs of operating this facility are equally apportioned between AEGCo and I&M since each company has a 50% interest. Each company's share of costs is included in the appropriate expense accounts on its respective income statements. Each company's investment in this plant is included in Property, Plant and Equipment on its respective balance sheets.

PSO and TNC jointly own the Oklaunion Plant along with two nonaffiliated companies. The costs of operating the facility are apportioned between owners based on ownership interests. Each company's share of these costs is included in the appropriate expense accounts on its respective income statements. PSO's and TNC's investment in this plant is included in Property, Plant and Equipment on its respective balance sheets.

Cook Coal Terminal

In 2009, 2008 and 2007, Cook Coal Terminal, a division of OPCo, performed coal transloading services at cost for APCo and I&M. OPCo included revenues for these services in Other Revenues – Affiliated and expenses in Other Operation on its Consolidated Statements of Income. The coal transloading revenues were as follows:

| Company | | Years Ended December 31, | | |
		2009	2008	2007
		(in thousands)		
APCo	$	916	$ 1,000	$ 53
I&M		18,908	15,368	18,364

APCo and I&M recorded the cost of the transloading services in Fuel on their respective Consolidated Balance Sheets.

In addition, Cook Coal Terminal provided coal transloading services for OVEC in 2008 and 2007. Cook Coal Terminal did not provide coal transloading services for OVEC in 2009. OPCo recorded revenue as Other Revenues – Nonaffiliated on its Consolidated Statements of Income in the amounts of $59 thousand and $290 thousand in 2008 and 2007, respectively. OVEC is 43.47% owned by AEP (includes CSPCo's 4.3% ownership of OVEC).

In 2009, 2008 and 2007, Cook Coal Terminal also performed railcar maintenance services at cost for APCo, I&M, PSO and SWEPCo. OPCo includes revenues for these services in Sales to AEP Affiliates and expenses in Other Operation on its Consolidated Statements of Income. The railcar maintenance revenues were as follows:

Company	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
APCo	$ 98	$ 39	$ 8
I&M	2,045	2,720	2,490
PSO	510	1,160	307
SWEPCo	914	434	1,479

APCo, I&M, PSO and SWEPCo record the cost of the railcar maintenance services in Fuel on their respective balance sheets.

In addition, Cook Coal Terminal provided railcar maintenance services for OVEC in 2009, 2008 and 2007. OPCo recorded revenue as Other Revenues – Nonaffiliated on its Consolidated Statements of Income in the amount of $1 million, for each year in 2009, 2008 and 2007. OVEC is 43.47% owned by AEP (includes CSPCo's 4.3% ownership of OVEC).

SWEPCo Railcar Facility

SWEPCo operates a railcar maintenance facility in Alliance, Nebraska. The facility performs maintenance on its own railcars as well as railcars belonging to I&M, PSO and third parties. SWEPCo billed I&M $2.2 million and $2.5 million for railcar services provided in 2009 and 2008, respectively, and billed PSO $425 thousand and $553 thousand in 2009 and 2008, respectively. These billings, for SWEPCo, and costs, for I&M and PSO, are recorded in Fuel on the respective balance sheets.

I&M Barging, Urea Transloading and Other Services

I&M provides barging, urea transloading and other transportation services to affiliates. Urea is a chemical used to control NO_x emissions at certain generation plants in the AEP System. I&M records revenues from barging, transloading and other services as Other Revenues – Affiliated on its Consolidated Statements of Income. The affiliated companies record these costs paid to I&M as fuel expense or operation expense. The amount of affiliated revenues and affiliated expenses were:

Company	Years Ended December 31,		
	2009	2008	2007
	(in millions)		
I&M – Revenues	$ 95	$ 103	$ 49
AEGCo – Expense	13	17	9
APCo – Expense	30	27	17
OPCo – Expense	38	41	7
AEP River Operations LLC – Expense (Nonutility Subsidiary of AEP)	14	18	16

In addition, I&M provided transloading services to OVEC. I&M recorded revenue of $135 thousand, $3 thousand and $89 thousand for 2009, 2008 and 2007, respectively, in Other Revenues – Nonaffiliated on its Consolidated Statements of Income.

Services Provided by AEP River Operations LLC

AEP River Operations LLC provides services for barge towing, chartering and general and administrative expenses to I&M. The costs are recorded by I&M as Other Operation expense. For the years ended December 31, 2009, 2008 and 2007, I&M recorded expenses of $24 million, $37 million and $18 million, respectively, for these activities.

Central Machine Shop

APCo operates a facility which repairs and rebuilds specialized components for the generation plants across the AEP System. APCo defers on its balance sheet the cost of performing the services, then transfers the cost to the affiliate for reimbursement. The AEP subsidiaries recorded these billings as capital or maintenance expense depending on the nature of the services received. These billings are recoverable from customers. The following table provides the amounts billed by APCo to the following affiliates:

		Years Ended December 31,					
Company		2009		2008		2007	
			(in thousands)				
AEGCo	$	31	$	138	$	-	
CSPCo		1,306		682		505	
I&M		2,818		2,714		2,464	
KGPCo		5		-		-	
KPCo		358		1,183		167	
OPCo		2,831		1,944		1,999	
PSO		848		1,225		317	
SWEPCo		966		288		44	

In addition, APCo billed OVEC and IKEC a total of $202 thousand, $303 thousand and $898 thousand for 2009, 2008 and 2007, respectively.

Affiliate Coal Purchases

In 2008, OPCo entered into contracts to sell excess coal purchases to certain AEP subsidiaries through 2010. These sales (purchases) are reflected in Sales to AEP Affiliates on the respective income statements. The following table shows the realized and unrealized amounts recorded for the years ended December 31, 2009 and 2008:

		December 31,		
Company		2009		2008
		(in thousands)		
APCo	$	(1,573)	$	(187)
CSPCo		(783)		(90)
I&M		(813)		(92)
KPCo		(340)		(36)
OPCo		5,022		534
PSO		(585)		(48)
SWEPCo		(928)		(81)

Affiliate Railcar Agreement

Certain AEP subsidiaries have an agreement providing for the use of each other's leased or owned railcars when available. The agreement specifies that the company using the railcar will be billed, at cost, by the company furnishing the railcar. The AEP subsidiaries record these costs or reimbursements as costs or reduction of costs, respectively, in Fuel on their balance sheets and such costs are recoverable from customers. The following tables show the net effect of the railcar agreement on the AEP subsidiaries' respective balance sheets:

Year Ended December 31, 2009
Billing Company

Billed Company	APCo	I&M	OPCo	PSO	SWEPCo	Total
		(in thousands)				
APCo	$ -	$ 143	$ 1,632	$ 15	$ 44	$ 1,834
CSPCo	-	-	-	-	11	11
I&M	162	-	1,185	195	895	2,437
KPCo	669	-	13	-	-	682
OPCo	969	708	-	37	179	1,893
PSO	277	953	181	-	562	1,973
SWEPCo	79	1,896	1,312	136	-	3,423
Total	$ 2,156	$ 3,700	$ 4,323	$ 383	$ 1,691	$ 12,253

Year Ended December 31, 2008
Billing Company

Billed Company	AEP Transportation (a)	APCo	I&M	OPCo	PSO	SWEPCo	Total
			(in thousands)				
APCo	$ 2	$ -	$ 110	$ 1,754	$ 12	$ 30	$ 1,908
CSPCo	-	-	-	-	-	1	1
I&M	6	523	-	1,105	328	1,155	3,117
KPCo	-	274	-	332	-	-	606
OPCo	1	1,176	376	-	13	60	1,626
PSO	10	5	1,316	177	-	476	1,984
SWEPCo	(5)	-	2,543	874	212	-	3,624
Total	$ 14	$ 1,978	$ 4,345	$ 4,242	$ 565	$ 1,722	$ 12,866

(a) AEP Transportation was a 100%-owned nonutility subsidiary of AEP.

Purchased Power from OVEC

The amounts of power purchased by the Registrant Subsidiaries from OVEC, which is 43.47% owned by AEP (includes CSPCo's 4.3% ownership of OVEC), for the years ended December 31, 2009, 2008 and 2007 were:

	Years Ended December 31,		
Company	2009	2008	2007
	(in thousands)		
APCo	$ 103,369	$ 94,874	$ 81,612
CSPCo	29,261	26,853	23,102
I&M	51,710	47,465	40,827
OPCo	102,057	93,661	80,561

The amounts shown above are recoverable from customers and are included in Purchased Electricity for Resale on the respective income statements.

AEP Power Pool Purchases from OVEC

Beginning in 2006, the AEP Power Pool began purchasing power from OVEC as part of wholesale marketing and risk management activity. These purchases are reflected in Electric Generation, Transmission and Distribution revenues on the respective income statements. The agreement ended in December 2008. The following table shows the amounts recorded for the years ended December 31, 2008 and 2007:

| Company | Years Ended December 31, | |
	2008	2007
	(in thousands)	
APCo	$ 17,795	$ 9,830
CSPCo	10,381	5,553
I&M	9,999	5,530
OPCo	12,359	6,526

Purchased Power from Sweeny

On behalf of the AEP West companies, CSPCo entered into a ten-year Power Purchase Agreement (PPA) with Sweeny, which was 50% owned by AEP. The PPA was for unit contingent power up to a maximum of 315 MW from January 1, 2005 through December 31, 2014. The delivery point for the power under the PPA was in TCC's system. The power was sold in ERCOT. Prior to May 1, 2006, the purchase of Sweeny power and its sale to nonaffiliates was shared among the AEP West companies under the CSW Operating Agreement. After May 1, 2006, the purchases and sales were shared between PSO and SWEPCo. In April 2007, AEP Energy Partners (AEPEP) was assigned the Sweeny PPA from CSPCo and became responsible for purchasing the Sweeny power instead of PSO and SWEPCo. In October 2007, AEP sold its 50% interest in the Sweeny facility along with the ten year PPA to Conoco Phillips. The purchases from Sweeny were:

Company	Year Ended December 31, 2007
	(in thousands)
PSO	$ 13,955
SWEPCo	16,443

The amounts shown above are recorded in Purchased Electricity for Resale on PSO's and SWEPCo's respective income statements.

Sales and Purchases of Property

Certain AEP subsidiaries had affiliated sales and purchases of electric property individually amounting to $100 thousand or more for the years ended December 31, 2009, 2008 and 2007 as shown in the following tables:

Companies	Year Ended December 31, 2009
	(in thousands)
APCo to I&M	$ 155
I&M to APCo	4,004
I&M to OPCo	6,378
OPCo to APCo	908
OPCo to CSPCo	344
OPCo to I&M	6,026
OPCo to TCC	526
PSO to SWEPCo	118
TCC to APCo	426
TCC to SWEPCo	684

Companies	Year Ended December 31, 2008
	(in thousands)
APCo to CSPCo	$ 858
APCo to I&M	2,720
APCo to OPCo	615
CSPCo to PSO	180
I&M to APCo	653
I&M to KPCo	444
I&M to OPCo	1,992
I&M to PSO	666
OPCo to I&M	1,800
OPCo to PSO	259
PSO to I&M	646
TCC to APCo	220

Companies	Year Ended December 31, 2007
	(in thousands)
APCo to I&M	$ 2,893
APCo to OPCo	2,695
I&M to PSO	1,729
I&M to SWEPCo	212
OPCo to I&M	2,070
OPCo to KPCo	133
OPCo to WPCo	281
PSO to SWEPCo	228
SWEPCo to PSO	212
TNC to SWEPCo	11,649

In addition, certain AEP subsidiaries had aggregate affiliated sales and purchases of meters and transformers for the years ended December 31, 2009, 2008 and 2007 as shown in the following tables:

Year Ended December 31, 2009

						Purchaser						
Seller	APCo	CSPCo	I&M	KGPCo	KPCo	OPCo	PSO	SWEPCo	TCC	TNC	WPCo	TOTAL
						(in thousands)						
APCo	$ -	$ 32	$ 87	$ 305	$ 161	$ 115	$ -	$ 19	$ 44	$ -	$ -	$ 763
CSPCo	30	-	26	-	-	664	93	6	-	-	3	822
I&M	39	88	-	-	50	315	119	65	37	75	17	805
KGPCo	213	-	-	-	-	-	-	-	-	-	-	213
KPCo	505	23	64	7	-	133	3	8	-	-	1	744
OPCo	372	2,748	297	-	87	-	6	85	1	44	464	4,104
PSO	23	42	7	-	-	1	-	607	26	1	-	707
SWEPCo	38	27	21	-	26	58	1,360	-	162	28	-	1,720
TCC	13	-	72	-	-	19	2	87	-	873	-	1,066
TNC	8	-	10	-	-	17	18	25	750	-	-	828
WPCo	-	6	-	-	-	170	-	-	-	-	-	176
Total	$ 1,241	$ 2,966	$ 584	$ 312	$ 324	$ 1,492	$ 1,601	$ 902	$ 1,020	$ 1,021	$ 485	$ 11,948

Year Ended December 31, 2008

Seller	APCo	CSPCo	I&M	KGPCo	KPCo	OPCo	PSO	SWEPCo	TCC	TNC	WPCo	TOTAL
						Purchaser (in thousands)						
APCo	$ -	$ 27	$ 24	$ 386	$ 112	$ 206	$ 9	$ 164	$ 73	$ -	$ -	$ 1,001
CSPCo	18	-	15	-	-	580	2	-	-	-	5	620
I&M	2	86	-	-	15	270	25	2	5	-	22	427
KGPCo	253	-	-	-	-	-	-	-	-	-	-	253
KPCo	354	11	16	6	-	121	-	2	33	-	-	543
OPCo	249	3,446	613	-	95	-	2	16	14	11	562	5,008
PSO	1	98	-	-	-	4	-	124	-	25	-	252
SWEPCo	-	-	-	-	-	3	655	-	13	9	-	680
TCC	1	-	-	-	-	1	9	535	-	494	-	1,040
TNC	-	-	-	-	-	9	28	26	334	-	-	397
WPCo	-	6	1	-	-	152	-	-	-	-	-	159
Total	$ 878	$ 3,674	$ 669	$ 392	$ 222	$ 1,346	$ 730	$ 869	$ 472	$ 539	$ 589	$ 10,380

Year Ended December 31, 2007

Seller	APCo	CSPCo	I&M	KGPCo	KPCo	OPCo	PSO	SWEPCo	TCC	TNC	WPCo	TOTAL
						Purchaser (in thousands)						
APCo	$ -	$ 38	$ 61	$ 578	$ 518	$ 281	$ 115	$ 33	$ 61	$ -	$ 13	$ 1,698
CSPCo	-	-	11	-	6	1,132	31	20	-	-	-	1,200
I&M	22	79	-	3	4	436	54	29	4	-	20	651
KGPCo	246	-	-	-	1	1	-	-	-	-	-	248
KPCo	345	38	21	10	-	124	85	7	-	-	66	696
OPCo	456	2,978	614	-	197	-	3	145	6	-	299	4,698
PSO	20	77	-	-	-	-	-	73	-	2	-	172
SWEPCo	-	-	3	-	-	1	262	-	26	13	-	305
TCC	20	13	-	-	-	40	1	76	-	763	-	913
TNC	-	-	1	-	-	-	10	456	199	-	-	666
WPCo	-	1	6	-	5	132	-	3	-	-	-	147
Total	$ 1,109	$ 3,224	$ 717	$ 591	$ 731	$ 2,147	$ 561	$ 842	$ 296	$ 778	$ 398	$ 11,394

The amounts above are recorded in Property, Plant and Equipment. Transfers are performed at cost.

Global Borrowing Notes

AEP issued long-term debt, portions of which were loaned to the Registrant Subsidiaries. The debt is reflected in Long-term Debt – Affiliated on the Registrant Subsidiaries' respective balance sheets. AEP pays the interest on the global notes, but the Registrant Subsidiaries accrue interest for their respective share of the global borrowing and remit the interest to AEP. The accrued interest is reflected in either Accrued Interest or Other Current Liabilities on the Registrant Subsidiaries' respective balance sheets. APCo, CSPCo, I&M, OPCo, PSO and SWEPCo participated in the global borrowing arrangement during the reporting periods.

Intercompany Billings

The Registrant Subsidiaries and other AEP subsidiaries perform certain utility services for each other when necessary or practical. The costs of these services are billed on a direct-charge basis, whenever possible, or on reasonable bases of proration for services that benefit multiple companies. The billings for services are made at cost and include no compensation for the use of equity capital. Billings between affiliated subsidiaries are capitalized or expensed depending on the nature of the services rendered.

Variable Interest Entities

The accounting guidance for "Variable Interest Entities" is a consolidation model that considers risk absorption of a variable interest entity (VIE), also referred to as variability. Entities are required to consolidate a VIE when it is determined that they are the primary beneficiary of that VIE, as defined by the accounting guidance for "Variable Interest Entities." In determining whether they are the primary beneficiary of a VIE, each Registrant Subsidiary considers factors such as equity at risk, the amount of the VIE's variability the Registrant Subsidiary absorbs, guarantees of indebtedness, voting rights including kick-out rights, power to direct the VIE and other factors. Management believes that significant assumptions and judgments were applied consistently. In addition, the Registrant Subsidiaries have not provided financial or other support to any VIE that was not previously contractually required. Also, see "SFAS 167 'Amendments to FASB Interpretation No. 46(R)' " section of Note 2 for discussion of impact of new accounting guidance effective January 1, 2010.

SWEPCo is currently the primary beneficiary of Sabine and DHLC. OPCo was the primary beneficiary of JMG through December 15, 2009 when the lease was cancelled and all assets and liabilities of JMG were transferred to OPCo. I&M is currently the primary beneficiary of DCC Fuel LLC (DCC Fuel). APCo, CSPCo, I&M, OPCo, PSO and SWEPCo each hold a significant variable interest in AEPSC. I&M and CSPCo each hold a significant variable interest in AEGCo. Refer to the discussion of JMG below for details regarding payments that were not contractually required and for the subsequent transfer of JMG's assets and liabilities to OPCo.

Sabine is a mining operator providing mining services to SWEPCo. SWEPCo has no equity investment in Sabine but is Sabine's only customer. SWEPCo guarantees the debt obligations and lease obligations of Sabine. Under the terms of the note agreements, substantially all assets are pledged and all rights under the lignite mining agreement are assigned to SWEPCo. The creditors of Sabine have no recourse to any AEP entity other than SWEPCo. Under the provisions of the mining agreement, SWEPCo is required to pay, as a part of the cost of lignite delivered, an amount equal to mining costs plus a management fee. Based on these facts, management has concluded that SWEPCo is the primary beneficiary and is required to consolidate Sabine. SWEPCo's total billings from Sabine for the years ended December 31, 2009 and 2008 were $99 million and $110 million, respectively. See the tables below for the classification of Sabine's assets and liabilities on SWEPCo's Consolidated Balance Sheets.

DHLC is a wholly-owned subsidiary of SWEPCo. DHLC is a mining operator that sells 50% of the lignite produced to SWEPCo and 50% to Cleco Corporation, a nonaffiliated company. SWEPCo and Cleco Corporation share half of the executive board seats, with equal voting rights and each entity guarantees a 50% share of DHLC's debt. SWEPCo and Cleco Corporation equally approve DHLC's annual budget. The creditors of DHLC have no recourse to any AEP entity other than SWEPCo. As SWEPCo is the sole equity owner of DHLC it receives 100% of the management fee. Based on the structure and equity ownership, management has concluded that SWEPCo is the primary beneficiary and is currently required to consolidate DHLC. In December 2009, SWEPCo provided additional capital to DHLC in the amount of $5 million. SWEPCo's total billings from DHLC for the years ended December 31, 2009 and 2008 were $43 million and $44 million, respectively. See the tables below for the classification of DHLC assets and liabilities on SWEPCo's Consolidated Balance Sheets.

The balances below represent the assets and liabilities of the VIEs that are consolidated. These balances include intercompany transactions that are eliminated upon consolidation.

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
VARIABLE INTEREST ENTITIES
December 31, 2009
(in millions)

ASSETS	Sabine	DHLC
Current Assets	$ 51	$ 8
Net Property, Plant and Equipment	149	44
Other Noncurrent Assets	35	11
Total Assets	$ 235	$ 63
LIABILITIES AND EQUITY		
Current Liabilities	$ 36	$ 17
Noncurrent Liabilities	199	38
Equity	-	8
Total Liabilities and Equity	$ 235	$ 63

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
VARIABLE INTEREST ENTITIES
December 31, 2008
(in millions)

ASSETS	Sabine		DHLC	
Current Assets	$	33	$	22
Net Property, Plant and Equipment		117		33
Other Noncurrent Assets		24		11
Total Assets	$	174	$	66
LIABILITIES AND EQUITY				
Current Liabilities	$	32	$	18
Noncurrent Liabilities		142		44
Equity		-		4
Total Liabilities and Equity	$	174	$	66

OPCo had a lease agreement with JMG to finance OPCo's FGD system installed on OPCo's Gavin Plant. The PUCO approved the original lease agreement between OPCo and JMG. JMG owned and leased the FGD to OPCo. JMG was considered a single-lessee leasing arrangement with only one asset. OPCo's lease payments were the only form of repayment associated with JMG's debt obligations even though OPCo did not guarantee JMG's debt. The creditors of JMG had no recourse to any AEP entity other than OPCo for the lease payment. Based on the structure of the entity, management had concluded OPCo was the primary beneficiary and was required to consolidate JMG. In April 2009, OPCo paid JMG $58 million which was used to retire certain long-term debt of JMG. While this payment was not contractually required, OPCo made this payment in anticipation of purchasing the outstanding equity of JMG. In July 2009, OPCo purchased all of the outstanding equity ownership of JMG for $28 million resulting in an elimination of OPCo's Noncontrolling Interest related to JMG and an increase in equity of $37 million. In August and September 2009, JMG reacquired $218 million of auction rate debt, funded by OPCo capital contributions to JMG. These reacquisitions were not contractually required. In December 2009, the lease was cancelled and all the assets and liabilities of JMG were transferred to OPCo. OPCo's total billings under the lease term from JMG for the years ended December 31, 2009 and 2008 were $66 million and $57 million, respectively. See the tables below for the classification of JMG's assets and liabilities on OPCo's Consolidated Balance Sheets.

The balances below represent the assets and liabilities of the VIE that are consolidated. These balances include intercompany transactions that are eliminated upon consolidation.

OHIO POWER COMPANY CONSOLIDATED
VARIABLE INTEREST ENTITY
December 31, 2009 and 2008
(in millions)

	JMG			
ASSETS	2009		2008	
Current Assets	$	-	$	11
Net Property, Plant and Equipment		-		423
Other Noncurrent Assets		-		1
Total Assets	$	-	$	435
LIABILITIES AND EQUITY				
Current Liabilities	$	-	$	161
Noncurrent Liabilities		-		257
Equity		-		17
Total Liabilities and Equity	$	-	$	435

In September 2009, I&M entered into a nuclear fuel sale and leaseback transaction with DCC Fuel. DCC Fuel was formed for the purpose of acquiring, owning and leasing nuclear fuel to I&M. DCC Fuel purchased the nuclear fuel from I&M with funds received from the issuance of notes to financial institutions. DCC Fuel is a single-lessee leasing arrangement with only one asset and is capitalized with all debt. Payments on the lease will be made semi-annually on April 1 and October 1, beginning in April 2010. As of December 31, 2009, no payments have been made by I&M to DCC Fuel. The lease was recorded as a capital lease on I&M's balance sheet as title to the nuclear fuel transfers to I&M at the end of the 48 month lease term. Based on the structure, management has concluded that I&M is the primary beneficiary and is required to consolidate DCC Fuel. The capital lease is eliminated upon consolidation. See the tables below for the classification of DCC Fuel's assets and liabilities on I&M's Consolidated Balance Sheets.

The balances below represent the assets and liabilities of the VIE that are consolidated. These balances include intercompany transactions that are eliminated upon consolidation.

INDIANA MICHIGAN POWER COMPANY CONSOLIDATED
VARIABLE INTEREST ENTITY
December 31, 2009 and 2008
(in millions)

	DCC Fuel			
ASSETS	**2009**		**2008**	
Current Assets	$	47	$	-
Net Property, Plant and Equipment		89		-
Other Noncurrent Assets		57		-
Total Assets	$	193	$	-
LIABILITIES AND EQUITY				
Current Liabilities	$	39	$	-
Noncurrent Liabilities		154		-
Equity		-		-
Total Liabilities and Equity	$	193	$	-

AEPSC provides certain managerial and professional services to AEP's subsidiaries. AEP is the sole equity owner of AEPSC. The costs of the services are based on a direct charge or on a prorated basis and billed to the AEP subsidiary companies at AEPSC's cost. No AEP subsidiary has provided financial or other support outside of the reimbursement of costs for services rendered. AEPSC finances its operations by cost reimbursement from other AEP subsidiaries. There are no other terms or arrangements between AEPSC and any of the AEP subsidiaries that could require additional financial support from an AEP subsidiary or expose them to losses outside of the normal course of business. AEPSC and its billings are subject to regulation by the FERC. AEP's subsidiaries are exposed to losses to the extent they cannot recover the costs of AEPSC through their normal business operations. All Registrant Subsidiaries are considered to have a significant interest in the variability in AEPSC due to their activity in AEPSC's cost reimbursement structure. AEPSC is consolidated by AEP. In the event AEPSC would require financing or other support outside the cost reimbursement billings, this financing would be provided by AEP.

Total AEPSC billings to the Registrant Subsidiaries were as follows:

Company	Years Ended December 31,			
	2009		**2008**	
	(in millions)			
APCo	$	201	$	250
CSPCo		124		136
I&M		128		148
OPCo		175		208
PSO		86		117
SWEPCo		130		139

The carrying amount and classification of variable interest in AEPSC's accounts payable as of December 31, 2009 and 2008 are as follows:

| | 2009 | | 2008 | |
	As Reported in the Balance Sheet	Maximum Exposure	As Reported in the Balance Sheet	Maximum Exposure
	(in millions)			
APCo	$ 23	$ 23	$ 27	$ 27
CSPCo	13	13	15	15
I&M	13	13	14	14
OPCo	18	18	21	21
PSO	9	9	10	10
SWEPCo	14	14	14	14

AEGCo, a wholly-owned subsidiary of AEP, is consolidated by AEP. AEGCo owns a 50% ownership interest in Rockport Plant Unit 1, leases a 50% interest in Rockport Plant Unit 2 and owns 100% of the Lawrenceburg Generating Station. AEGCo sells all the output from the Rockport Plant to I&M and KPCo. In May 2007, AEGCo began leasing the Lawrenceburg Generating Station to CSPCo. AEP guarantees all the debt obligations of AEGCo. I&M and CSPCo are considered to have a significant interest in AEGCo due to these transactions. I&M and CSPCo are exposed to losses to the extent they cannot recover the costs of AEGCo through their normal business operations. Due to the nature of the AEP Power Pool, there is a sharing of the cost of Rockport and Lawrenceburg Plants such that no member of the AEP Power Pool is the primary beneficiary of AEGCo's Rockport or Lawrenceburg Plants. In the event AEGCo would require financing or other support outside the billings to I&M, CSPCo and KPCo, this financing would be provided by AEP. See "Rockport Lease" section of Note 13 for additional information regarding AEGCo's lease.

Total billings from AEGCo are as follows:

| | Years Ended December 31, | |
	2009	2008
	(in millions)	
CSPCo	$ 75	$ 114
I&M	237	248

The carrying amount and classification of variable interest in AEGCo's accounts payable as of December 31, 2009 and 2008 are as follows:

| | December 31, | | | |
| | 2009 | | 2008 | |
	As Reported in the Consolidated Balance Sheet	Maximum Exposure	As Reported in the Consolidated Balance Sheet	Maximum Exposure
	(in millions)			
CSPCo	$ 6	$ 6	$ 5	$ 5
I&M	23	23	23	23

16. PROPERTY, PLANT AND EQUIPMENT

Depreciation, Depletion and Amortization

The Registrant Subsidiaries provide for depreciation of Property, Plant and Equipment, excluding coal-mining properties, on a straight-line basis over the estimated useful lives of property, generally using composite rates by functional class. The following table provides the annual composite depreciation rates by functional class generally used by the Registrant Subsidiaries:

APCo

2009	Regulated				Nonregulated			
Functional Class of Property	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ 4,284,361	$ 1,648,292	2.3%	40-121	$ -	$ -	-	-
Transmission	1,813,777	436,320	1.6%	25-87	-	-	-	-
Distribution	2,642,479	557,963	3.2%	11-52	-	-	-	-
CWIP	730,099	(27,062)	N.M.	N.M.	-	-	-	-
Other	296,149	123,419	8.9%	24-55	33,348	12,511	N.M.	N.M.
Total	$ 9,766,865	$ 2,738,932			$ 33,348	$ 12,511		

2008	Regulated				Nonregulated			
Functional Class of Property	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ 3,708,850	$ 1,592,837	2.3%	40-121	$ -	$ -	-	-
Transmission	1,754,192	420,213	1.6%	25-87	-	-	-	-
Distribution	2,499,974	511,242	3.2%	11-52	-	-	-	-
CWIP	1,106,032	(18,514)	N.M.	N.M.	-	-	-	-
Other	325,147	157,491	7.5%	24-55	33,726	12,515	N.M.	N.M.
Total	$ 9,394,195	$ 2,663,269			$ 33,726	$ 12,515		

2007	Regulated		Nonregulated	
Functional Class of Property	Annual Composite Depreciation Rate	Depreciable Life Ranges	Annual Composite Depreciation Rate	Depreciable Life Ranges
		(in years)		(in years)
Production	2.0%	40-121	-	-
Transmission	1.3%	25-87	-	-
Distribution	3.1%	11-52	-	-
CWIP	N.M.	N.M.	-	-
Other	7.1%	24-55	N.M.	N.M.

N.M. = Not Meaningful

CSPCo

2009

Functional Class of Property	Regulated				Nonregulated			
	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ -	$ -	-	-	$ 2,641,860	$ 924,842	2.0%	50-60
Transmission	623,680	231,428	2.2%	33-50	-	-	-	-
Distribution	1,745,559	593,541	3.4%	12-56	-	-	-	-
CWIP	112,426	(4,006)	N.M.	N.M.	42,655	10	N.M.	N.M.
Other	164,998	89,968	10.2%	N.M.	24,317	3,057	N.M.	N.M.
Total	$ 2,646,663	$ 910,931			$ 2,708,832	$ 927,909		

2008

Functional Class of Property	Regulated				Nonregulated			
	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ -	$ -	-	-	$ 2,326,056	$ 900,101	2.7%	40-59
Transmission	574,018	219,121	2.3%	33-50	-	-	-	-
Distribution	1,625,000	561,828	3.5%	12-56	-	-	-	-
CWIP	152,889	(5,706)	N.M.	N.M.	242,029	97	N.M.	N.M.
Other	188,485	103,390	8.7%	N.M.	22,603	3,035	N.M.	N.M.
Total	$ 2,540,392	$ 878,633			$ 2,590,688	$ 903,233		

2007

Functional Class of Property	Regulated		Nonregulated	
	Annual Composite Depreciation Rate	Depreciable Life Ranges	Annual Composite Depreciation Rate	Depreciable Life Ranges
		(in years)		(in years)
Production	-	-	3.0%	40-59
Transmission	2.3%	33-50	-	-
Distribution	3.6%	12-56	-	-
CWIP	N.M.	N.M.	N.M.	N.M.
Other	8.6%	N.M.	N.M.	N.M.

N.M. = Not Meaningful

OPCo

2009	Regulated				Nonregulated			
Functional Class of Property	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ -	$ -	-	-	$ 6,731,469	$ 2,283,322	3.3%	35-70
Transmission	1,166,557	473,342	2.3%	27-70	-	-	-	-
Distribution	1,567,871	422,521	3.9%	12-55	-	-	-	-
CWIP	95,726	(2,623)	N.M.	N.M.	103,117	6,467	N.M.	N.M.
Other	231,416	124,217	11.5%	N.M.	117,302	11,650	N.M.	N.M.
Total	$ 3,061,570	$ 1,017,457			$ 6,951,888	$ 2,301,439		

2008	Regulated				Nonregulated			
Functional Class of Property	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ -	$ -	-	-	$ 6,025,277	$ 2,125,239	2.7%	35-61
Transmission	1,111,637	453,235	2.3%	27-70	-	-	-	-
Distribution	1,472,906	392,468	3.9%	12-55	-	-	-	-
CWIP	121,412	(4,213)	N.M.	N.M.	665,768	2,276	N.M.	N.M.
Other	278,134	141,299	8.5%	N.M.	113,728	12,685	N.M.	N.M
Total	$ 2,984,089	$ 982,789			$ 6,804,773	$ 2,140,200		

2007	Regulated		Nonregulated	
Functional Class of Property	Annual Composite Depreciation Rate	Depreciable Life Ranges	Annual Composite Depreciation Rate	Depreciable Life Ranges
		(in years)		(in years)
Production	-	-	2.6%	35-61
Transmission	2.3%	27-70	-	-
Distribution	3.9%	12-55	-	-
CWIP	N.M.	N.M.	N.M.	N.M.
Other	8.6%	N.M.	N.M.	N.M.

N.M. = Not Meaningful

SWEPCo

2009	Regulated				Nonregulated			
Functional Class of Property	**Property, Plant and Equipment**	**Accumulated Depreciation**	**Annual Composite Depreciation Rate**	**Depreciable Life Ranges**	**Property, Plant and Equipment**	**Accumulated Depreciation**	**Annual Composite Depreciation Rate**	**Depreciable Life Ranges**
	(in thousands)			**(in years)**	**(in thousands)**			**(in years)**
Production	$ 1,837,318	$ 1,089,516	2.7%	22-68	$ -	$ -	-	-
Transmission	870,069	266,524	2.6%	40-72	-	-	-	-
Distribution	1,447,559	397,445	3.6%	18-67	-	-	-	-
CWIP	1,170,823	(5,920)	N.M.	N.M.	5,816	-	N.M.	N.M.
Other	396,080	192,006	7.6%	7-48	337,230	146,762	N.M.	N.M.
Total	$ 5,721,849	$ 1,939,571			$ 343,046	$ 146,762		

2008	Regulated				Nonregulated			
Functional Class of Property	**Property, Plant and Equipment**	**Accumulated Depreciation**	**Annual Composite Depreciation Rate**	**Depreciable Life Ranges**	**Property, Plant and Equipment**	**Accumulated Depreciation**	**Annual Composite Depreciation Rate**	**Depreciable Life Ranges**
	(in thousands)			**(in years)**	**(in thousands)**			**(in years)**
Production	$ 1,187,449	$ 684,712	2.9%	19-68	$ 621,033	$ 358,103	2.9%	30-37
Transmission	786,731	241,296	2.7%	44-65	-	-	-	-
Distribution	1,400,952	385,906	3.5%	19-56	-	-	-	-
CWIP	586,863	(7,321)	N.M.	N.M.	282,240	-	N.M.	N.M.
Other	395,357	180,478	7.1%	7-45	315,903	170,980	N.M.	N.M.
Total	$ 4,357,352	$ 1,485,071			$ 1,219,176	$ 529,083		

2007	Regulated		Nonregulated	
Functional Class of Property	**Annual Composite Depreciation Rate**	**Depreciable Life Ranges**	**Annual Composite Depreciation Rate**	**Depreciable Life Ranges**
		(in years)		**(in years)**
Production	3.0%	30-57	3.0%	30-57
Transmission	2.7%	40-55	-	-
Distribution	3.5%	16-65	-	-
CWIP	N.M.	N.M.	N.M.	N.M.
Other	9.4%	N.M.	N.M.	N.M.

N.M. = Not Meaningful

2009 Functional Class of Property	I&M Regulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	PSO Regulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ 3,634,215	$ 2,056,271	1.6%	59-132	$ 1,300,069	$ 637,317	1.8%	9-70
Transmission	1,154,026	403,760	1.4%	46-75	617,291	157,999	2.0%	40-75
Distribution	1,360,553	358,231	2.4%	14-70	1,596,355	311,352	2.4%	27-65
CWIP	278,278	29,931	N.M.	N.M.	67,138	(1,422)	N.M.	N.M.
Other	605,288	118,433	12.8%	N.M.	223,585	114,931	8.3%	5-35
Total	$ 7,032,360	$ 2,966,626			$ 3,804,438	$ 1,220,177		

Functional Class of Property	Nonregulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Nonregulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Other	$ 149,844	$ 107,069	N.M.	N.M.	$ 5,120	$ -	N.M.	N.M.

2008 Functional Class of Property	I&M Regulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	PSO Regulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Production	$ 3,534,188	$ 2,024,445	1.6%	59-132	$ 1,266,716	$ 624,986	1.7%	9-70
Transmission	1,115,762	401,198	1.4%	46-75	622,665	157,397	1.9%	40-75
Distribution	1,297,482	360,257	2.4%	14-70	1,468,481	267,903	2.9%	27-65
CWIP	249,020	(3,827)	N.M.	N.M.	85,252	(5,743)	N.M.	N.M.
Other	550,952	128,565	11.3%	N.M.	244,436	147,587	6.8%	5-35
Total	$ 6,747,404	$ 2,910,638			$ 3,687,550	$ 1,192,130		

Functional Class of Property	Nonregulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges	Nonregulated Property, Plant and Equipment	Accumulated Depreciation	Annual Composite Depreciation Rate	Depreciable Life Ranges
	(in thousands)			(in years)	(in thousands)			(in years)
Other	$ 152,335	$ 108,568	N.M.	N.M.	$ 4,461	$ -	N.M.	N.M.

2007 Functional Class of Property	I&M Regulated Annual Composite Depreciation Rate	Depreciable Life Ranges	PSO Regulated Annual Composite Depreciation Rate	Depreciable Life Ranges
		(in years)		(in years)
Production	2.7%	59-132	2.2%	9-70
Transmission	1.7%	46-75	1.9%	40-75
Distribution	3.2%	14-70	3.0%	27-65
CWIP	N.M.	N.M.	N.M.	N.M.
Other	11.3%	N.M.	6.8%	5-35

Functional Class of Property	Nonregulated Annual Composite Depreciation Rate	Depreciable Life Ranges	Nonregulated Annual Composite Depreciation Rate	Depreciable Life Ranges
		(in years)		(in years)
Other	N.M.	N.M.	N.M.	N.M.

N.M. = Not Meaningful

The Registrant Subsidiaries provide for depreciation, depletion and amortization of coal-mining assets over each asset's estimated useful life or the estimated life of each mine, whichever is shorter, using the straight-line method for mining structures and equipment. The Registrant Subsidiaries use either the straight-line method or the units-of-production method to amortize mine development costs and deplete coal rights based on estimated recoverable tonnages. The Registrant Subsidiaries include these costs in the cost of coal charged to fuel expense. The average amortization rate for coal rights and mine development costs related to SWEPCo was $0.26 per ton in 2009 and 2008 and $0.66 per ton in 2007.

For cost-based rate-regulated operations, the composite depreciation rate generally includes a component for nonasset retirement obligation (non-ARO) removal costs, which is credited to Accumulated Depreciation and Amortization. Actual removal costs incurred are charged to Accumulated Depreciation and Amortization. Any excess of accrued non-ARO removal costs over actual removal costs incurred is reclassified from Accumulated Depreciation and Amortization and reflected as a regulatory liability. For nonregulated operations, non-ARO removal costs are expensed as incurred.

Asset Retirement Obligations (ARO)

The Registrant Subsidiaries record ARO in accordance with the accounting guidance for "Asset Retirement and Environmental Obligations" for the retirement of certain ash disposal facilities and coal mining facilities as well as asbestos removal. I&M records ARO for the decommissioning of the Cook Plant. The Registrant Subsidiaries have identified, but not recognized, ARO liabilities related to electric transmission and distribution assets, as a result of certain easements on property on which assets are owned. Generally, such easements are perpetual and require only the retirement and removal of assets upon the cessation of the property's use. The retirement obligation is not estimable for such easements since the Registrant Subsidiaries plan to use their facilities indefinitely. The retirement obligation would only be recognized if and when the Registrant Subsidiaries abandon or cease the use of specific easements, which is not expected.

As of December 31, 2009 and 2008, I&M's ARO liability for nuclear decommissioning of the Cook Plant was $878 million and $891 million, respectively. These liabilities are reflected in Asset Retirement Obligations on I&M's Consolidated Balance Sheets. As of December 31, 2009 and 2008, the fair value of I&M's assets that are legally restricted for purposes of settling decommissioning liabilities totaled $1.1 billion and $959 million, respectively. These assets are included in Spent Nuclear Fuel and Decommissioning Trusts on I&M's Consolidated Balance Sheets.

The following is a reconciliation of the 2009 and 2008 aggregate carrying amounts of ARO by Registrant Subsidiary:

Company	ARO at December 31, 2008	Accretion Expense	Liabilities Incurred	Liabilities Settled	Revisions in Cash Flow Estimates	ARO at December 31, 2009
			(in thousands)			
APCo (a)(d)	$ 51,879	$ 4,969	$ 38,654	$ (2,656)	$ 32,443	$ 125,289
CSPCo (a)(d)	17,428	1,458	-	(2,858)	24,494	40,522
I&M (a)(b)(d)	902,920	48,662	2,396	(1,480)	(57,752)	894,746
OPCo (a)(d)	89,316	7,935	-	(3,946)	916	94,221
PSO (a)(d)	14,826	1,250	-	(390)	(34)	15,652
SWEPCo (a)(c)(d)(e)	55,086	7,384	6,039	(11,081)	6,673	64,101

Company	ARO at December 31, 2007	Accretion Expense	Liabilities Incurred	Liabilities Settled	Revisions in Cash Flow Estimates	ARO at December 31, 2008
			(in thousands)			
APCo (a)(d)	$ 40,019	$ 2,887	$ 690	$ (3,434)	$ 11,717	$ 51,879
CSPCo (a)(d)	21,658	1,472	-	(2,762)	(2,940)	17,428
I&M (a)(b)(d)	852,646	45,587	6,120	(548)	(885)	902,920
OPCo (a)(d)	77,354	5,786	212	(4,148)	10,112	89,316
PSO (a)(d)	6,521	408	4,264	(369)	4,002	14,826
SWEPCo (a)(c)(d)(e)	50,262	2,695	9,522	(14,416)	7,023	55,086

(a) Includes ARO related to ash disposal facilities.
(b) Includes ARO related to nuclear decommissioning costs for the Cook Plant ($878 million and $891 million at December 31, 2009 and 2008, respectively).
(c) Includes ARO related to Sabine Mining Company and Dolet Hills Lignite Company, LLC.
(d) Includes ARO related to asbestos removal.
(e) The current portion of SWEPCo's ARO, totaling $3.5 million and $1.7 million, at December 31, 2009 and 2008, respectively, is included in Other Current Liabilities on SWEPCo's Consolidated Balance Sheets.

Allowance for Funds Used During Construction (AFUDC) and Interest Capitalization

The amounts of AFUDC included in Allowance For Equity Funds Used During Construction on the Registrant Subsidiaries' income statements for 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
Company	**2009**	**2008**	**2007**
		(in thousands)	
APCo	$ 7,000	$ 8,938	$ 7,337
CSPCo	3,382	3,364	3,036
I&M	12,013	965	4,522
OPCo	2,712	3,073	2,311
PSO	1,787	1,822	1,367
SWEPCo	46,737	14,908	10,243

The amounts of allowance for borrowed funds used during construction or interest capitalized included in Interest Expense on the Registrant Subsidiaries' income statements for 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
Company	**2009**	**2008**	**2007**
		(in thousands)	
APCo	$ 6,014	$ 9,040	$ 6,962
CSPCo	5,968	2,677	7,275
I&M	8,348	4,609	5,315
OPCo	10,538	25,269	36,641
PSO	1,142	2,174	5,156
SWEPCo	29,546	19,800	9,795

Jointly-owned Electric Facilities

CSPCo, PSO and SWEPCo have electric facilities that are jointly-owned with affiliated and nonaffiliated companies. Each of the participating companies is obligated to pay its share of the costs of any such jointly-owned facilities in the same proportion as its ownership interest. Each Registrant Subsidiary's proportionate share of the operating costs associated with such facilities is included in its statements of operations and the investments and accumulated depreciation are reflected in its balance sheets under Property, Plant and Equipment as follows:

Company	Fuel Type	Percent of Ownership	Company's Share at December 31, 2009		
			Utility Plant in Service	Construction Work in Progress (i)	Accumulated Depreciation
			(in thousands)		
CSPCo					
W.C. Beckjord Generating Station (Unit No. 6) (a)	Coal	12.5%	$ 19,400	$ 120	$ 8,097
Conesville Generating Station (Unit No. 4) (b)	Coal	43.5%	300,646	3,829	44,832
J.M. Stuart Generating Station (c)	Coal	26.0%	498,851	15,442	152,601
Wm. H. Zimmer Generating Station (a)	Coal	25.4%	767,654	4,082	355,457
Transmission	N/A	(d)	69,868	355	46,815
Total			$ 1,656,419	$ 23,828	$ 607,802
PSO					
Oklaunion Generating Station (Unit No. 1) (e)	Coal	15.6%	$ 89,823	$ 1,688	$ 55,772
SWEPCo					
Dolet Hills Generating Station (Unit No. 1) (f)	Lignite	40.2%	$ 255,274	$ 4,212	$ 188,475
Flint Creek Generating Station (Unit No. 1) (g)	Coal	50.0%	115,839	4,627	60,772
Pirkey Generating Station (Unit No. 1) (g)	Lignite	85.9%	496,786	7,724	350,079
Turk Generating Plant (h)	Coal	73.33%	-	688,167	-
Total			$ 867,899	$ 704,730	$ 599,326

Company	Fuel Type	Percent of Ownership	Company's Share at December 31, 2008		
			Utility Plant in Service	Construction Work in Progress (i)	Accumulated Depreciation
			(in thousands)		
CSPCo					
W.C. Beckjord Generating Station (Unit No. 6) (a)	Coal	12.5%	$ 18,173	$ 1,780	$ 8,129
Conesville Generating Station (Unit No. 4) (b)	Coal	43.5%	85,587	172,619	51,110
J.M. Stuart Generating Station (c)	Coal	26.0%	477,677	23,782	143,548
Wm. H. Zimmer Generating Station (a)	Coal	25.4%	762,353	3,987	344,259
Transmission	N/A	(d)	69,789	6	45,613
Total			$ 1,413,579	$ 202,174	$ 592,659
PSO					
Oklaunion Generating Station (Unit No. 1) (e)	Coal	15.6%	$ 88,034	$ 1,739	$ 56,337
SWEPCo					
Dolet Hills Generating Station (Unit No. 1) (f)	Lignite	40.2%	$ 255,149	$ 676	$ 182,317
Flint Creek Generating Station (Unit No. 1) (g)	Coal	50.0%	102,777	9,778	62,046
Pirkey Generating Station (Unit No. 1) (g)	Lignite	85.9%	491,071	8,578	336,052
Turk Generating Plant (h)	Coal	73.33%	-	510,279	-
Total			$ 848,997	$ 529,311	$ 580,415

(a) Operated by Duke Energy Corporation, a nonaffiliated company.
(b) Operated by CSPCo.
(c) Operated by The Dayton Power & Light Company, a nonaffiliated company.
(d) Varying percentages of ownership.
(e) Operated by PSO and also jointly-owned (54.7%) by TNC.
(f) Operated by Cleco Corporation, a nonaffiliated company.
(g) Operated by SWEPCo.
(h) Turk Generating Plant is currently under construction with a projected commercial operation date of 2012. SWEPCo jointly owns the plant with Arkansas Electric Cooperative Corporation (11.67%), East Texas Electric Cooperative (8.33%) and Oklahoma Municipal Power Authority (6.67%). Through December 2009, construction costs totaling $206.3 million have been billed to the other owners.
(i) Primarily relates to construction of Turk Generating Plant and environmental upgrades, including the installation of flue gas desulfurization projects at Conesville Generating Station and J. M. Stuart Generating Station.
N/A = Not Applicable

17. UNAUDITED QUARTERLY FINANCIAL INFORMATION

In management's opinion, the unaudited quarterly information reflects all normal and recurring accruals and adjustments necessary for a fair presentation of the results of operations for interim periods. Quarterly results are not necessarily indicative of a full year's operations because of various factors. The unaudited quarterly financial information for each Registrant Subsidiary is as follows:

Quarterly Periods Ended:	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
March 31, 2009						
Revenues	$ 786,029	$ 471,736	$ 567,044	$ 762,715	$ 295,287	$ 321,802
Operating Income	153,898	90,533	136,570	145,077	21,872	24,993
Net Income	74,407	48,858	80,952	72,609	6,038	11,700
June 30, 2009						
Revenues	$ 636,112	$ 507,876	$ 530,416	$ 678,013	$ 277,141	$ 340,782
Operating Income	85,567	150,966	91,874	133,839	50,891	48,870
Income Before Extraordinary Loss	29,170	84,178	48,509	63,912	24,122	35,778
Extraordinary Loss, Net of Tax	-	-	-	-	-	(5,325)(a)
Net Income	29,170	84,178	48,509	63,912	24,122	30,453
September 30, 2009						
Revenues	$ 695,673	$ 556,143	$ 552,267	$ 765,971	$ 318,555	$ 414,974
Operating Income	83,698	167,412	100,143	186,121	81,352	83,023
Net Income	27,370	97,593	54,859	96,575	43,577	65,058
December 31, 2009						
Revenues	$ 758,841	$ 468,818	$ 535,297	$ 804,875	$ 233,767	$ 311,744
Operating Income	49,362 (d)	82,815	52,116	148,156	16,193	5,626
Net Income	24,867 (d)	41,032	31,990	75,519	1,865	9,992

Quarterly Periods Ended:	APCo	CSPCo	I&M	OPCo	PSO	SWEPCo
			(in thousands)			
March 31, 2008						
Revenues	$ 735,027	$ 541,649	$ 537,149	$ 802,188	$ 336,000	$ 339,793
Operating Income	108,465	130,777	98,573	237,438	69,141 (b)	16,820
Net Income	55,313	76,153	55,258	138,290	37,399 (b)	5,605
June 30, 2008						
Revenues	$ 667,397	$ 548,947	$ 542,647	$ 782,361	$ 400,334	$ 423,617
Operating Income	62,640	99,034	86,458	109,572	17,017	31,109
Net Income	26,282	56,393	50,144	53,309	4,127	14,980
September 30, 2008						
Revenues	$ 798,833	$ 663,783	$ 621,023	$ 857,014	$ 551,249	$ 512,463
Operating Income	82,917	143,456	86,711	121,021	56,157	81,834
Net Income	39,015	81,662	45,636	56,432	27,744	48,391
December 31, 2008						
Revenues (c)	$ 687,899	$ 453,722	$ 465,540	$ 655,371	$ 368,362	$ 278,889
Operating Income (c)	58,954	50,421	4,356	27,019	18,148	42,882
Net Income (Loss) (c)	2,253	22,922	(19,163)	(15,576)	9,214	27,469

(a) See "SWEPCo Texas Restructuring" in "Extraordinary Items" section of Note 2 for discussion of the extraordinary loss recorded in the second quarter of 2009.

(b) Includes the favorable effect of the first quarter 2008 deferral of Oklahoma ice storm expenses incurred in January and December 2007.

(c) See "Allocation of Off-system Sales Margins" section of Note 4 for discussion of the financial statement impact of the FERC's November 2008 order related to the SIA.

(d) Includes a $68 million increase in storm, plant maintenance and other maintenance expenses in comparison to the fourth quarter of 2008.

COMBINED MANAGEMENT'S DISCUSSION AND ANALYSIS OF REGISTRANT SUBSIDIARIES

The following is a combined presentation of certain components of the Registrant Subsidiaries' management's discussion and analysis. The information in this section completes the information necessary for management's discussion and analysis of financial condition and net income and is meant to be read with (i) Management's Financial Discussion and Analysis, (ii) financial statements, (iii) footnotes and (iv) the schedules of each individual registrant.

EXECUTIVE OVERVIEW

Economic Conditions

In 2009, the Registrant Subsidiaries' operations were impacted by difficult economic conditions. While 2009 residential and commercial KWH sales were down moderately in comparison to 2008, the AEP System's industrial KWH sales declined substantially in 2009 by 16%. Approximately half of the decrease was due to cutbacks or closures by 10 large metals producing customers. The Registrant Subsidiaries also experienced varying decreases in KWH sales to customers in the transportation, plastics, rubber and paper manufacturing industries. Management forecasts a recovery in industrial sales volumes of approximately 5% in 2010 as compared to 2009.

In September 2009, CSPCo's and OPCo's largest customer, Ormet, a major industrial customer currently operating at a reduced load of approximately 330 MW, (Ormet operated at an approximate 500 MW load in 2008), announced that it will continue operations at this reduced level. In February 2009, Century Aluminum, a major industrial customer (325 MW load) of APCo, announced the curtailment of operations at its Ravenswood, WV facility.

Margins from off-system sales decreased due to reductions in sales volumes and weak market prices for power, reflecting reduced overall demand for electricity. Off-system sales volumes decreased by 50% in 2009. Management forecasts a recovery in off-system sales volumes of approximately 60% in 2010 as compared to 2009.

gridSMART^{SM}

CSPCo and I&M are currently introducing and implementing the gridSMART^{SM} project in portions of their retail service territories. gridSMART^{SM} is a combination of advanced technologies and consumer programs intended to improve electricity distribution efficiency, reduce power demand thereby reducing power plant emissions and help consumers manage their electricity use and costs. In 2009, CSPCo received approval for federal grant funding of $75 million from the U.S. Department of Energy for the Ohio gridSMART^{SM} demonstration program. These funds will provide capital to reduce the ultimate cost to customers. Subject to appropriate cost recovery, the Registrant Subsidiaries intend to implement gridSMART^{SM} in other sections of their retail service territories.

FINANCIAL CONDITION

LIQUIDITY

Sources of Funding

Short-term funding for the Registrant Subsidiaries comes from AEP's commercial paper program and revolving credit facilities through the Utility Money Pool. AEP and its Registrant Subsidiaries operate a money pool to minimize the AEP System's external short-term funding requirements and sell accounts receivable to provide liquidity. Under each credit facility, $750 million may be issued as letters of credit (LOC). The Registrant Subsidiaries generally use short-term funding sources (the Utility Money Pool or receivables sales) to provide for interim financing of capital expenditures that exceed internally generated funds and periodically reduce their outstanding short-term debt through issuances of long-term debt, sale-leasebacks, leasing arrangements and additional capital contributions from Parent.

Management believes that the Registrant Subsidiaries have adequate liquidity, through the Utility Money Pool and projected cash flows from their operations, to support planned business operations and capital expenditures. Long-term debt of $200 million, $150 million and $680 million will mature in 2010 for APCo, CSPCo and OPCo, respectively. In September 2009, OPCo issued $500 million of senior notes which may be used to pay at maturity some of its outstanding debt due in 2010.

The Registrant Subsidiaries and certain other companies in the AEP System entered into a $627 million 3-year credit agreement. The Registrant Subsidiaries may issue LOCs under the credit facility. Each subsidiary has a borrowing/LOC limit under the credit facility. As of December 31, 2009, a total of $477 million of LOCs were issued under the credit agreement to support variable rate demand notes. The following table shows each Registrant Subsidiaries' borrowing/LOC limit under the credit facility and the outstanding amount of LOCs.

Company	Credit Facility Borrowing/LOC Limit	LOC Amount Outstanding Against $627 million Agreement at December 31, 2009
	(in millions)	
APCo	$ 300	$ 232
CSPCo	230	-
I&M	230	78
OPCo	400	167
PSO	65	-
SWEPCo	230	-

Dividend Restrictions

Under the Federal Power Act, the Registrant Subsidiaries are restricted from paying dividends out of stated capital.

Sale of Receivables Through AEP Credit

In 2009, AEP Credit renewed its sale of receivables agreement through July 2010. The sale of receivables agreement provides a commitment of $750 million from banks and commercial paper conduits to purchase receivables from AEP Credit. Management intends to extend or replace the sale of receivables agreement at maturity. AEP Credit purchases accounts receivable from the Registrant Subsidiaries.

BUDGETED CONSTRUCTION EXPENDITURES

Budgeted construction expenditures for the Registrant Subsidiaries for 2010 are:

Company	Budgeted Construction Expenditures
	(in millions)
APCo	$ 381
CSPCo	256
I&M	265
OPCo	302
PSO	166
SWEPCo	446

Budgeted construction expenditures are subject to periodic review and modification and may vary based on the ongoing effects of regulatory constraints, environmental regulations, business opportunities, market volatility, economic trends, weather, legal reviews and the ability to access capital. These construction expenditures will be funded through net income and financing activities.

SIGNIFICANT FACTORS

LITIGATION

Environmental Litigation

The Federal EPA, a number of states and certain special interest groups filed complaints alleging that APCo, CSPCo, I&M and OPCo modified certain units at their coal-fired generating plants in violation of the NSR requirements of the CAA. In 2007, the U.S. District Court for the Southern District of Ohio approved the AEP System's consent decree with the Federal EPA, the United States Department of Justice, the states and the special interest groups. Under the consent decree, AEP's management agreed to annual SO_2 and NO_x emission caps for sixteen coal-fired power plants located in Indiana, Kentucky, Ohio, Virginia and West Virginia. AEP's management agreed to install FGD equipment at KPCo's Big Sandy Plant and at OPCo's Muskingum River Plant no later than the end of 2015. AEGCo and I&M agreed to install selective catalytic reduction and FGD emissions control equipment on their jointly-owned Rockport Plant no later than the end of 2017 for Unit 1 and no later than the end of 2019 for Unit 2.

Potential Uninsured Losses

Some potential losses or liabilities may not be insurable or the amount of insurance carried may not be sufficient to meet potential losses and liabilities, including, but not limited to, liabilities relating to damage to the Cook Plant and costs of replacement power in the event of a nuclear incident at the Cook Plant. Future losses or liabilities, which are not completely insured, unless recovered from customers, could have a material adverse effect on net income, cash flows and financial condition.

ENVIRONMENTAL ISSUES

The Registrant Subsidiaries are implementing a substantial capital investment program and incurring additional operational costs to comply with environmental control requirements. The most significant source is the CAA's requirements to reduce emissions of SO_2, NO_x and PM from fossil fuel-fired power plants.

The Registrant Subsidiaries are engaged in litigation about environmental issues, have been notified of potential responsibility for the clean-up of contaminated sites and incur costs for disposal of SNF and future decommissioning of I&M's nuclear units. Management is also engaged in development of possible future requirements to reduce CO_2 emissions to address concerns about global climate change.

Clean Air Act Requirements

The CAA establishes a comprehensive program to protect and improve the nation's air quality and control sources of air emissions. The states implement and administer many of these programs and could impose additional or more stringent requirements.

The Federal EPA issued the Clean Air Interstate Rule (CAIR) requiring specific reductions in SO_2 and NO_x emissions from power plants. In 2008, the D.C. Circuit Court of Appeals issued a decision remanding CAIR to the Federal EPA. CAIR remains in effect while a new rulemaking is conducted. Nearly all of the states in which the Registrant Subsidiaries' power plants are located are covered by CAIR.

The Federal EPA issued a Clean Air Mercury Rule (CAMR) setting mercury standards for new coal-fired power plants and requiring all states to issue new state implementation plans (SIPs) including mercury requirements for existing coal-fired power plants. The D.C. Circuit Court of Appeals ruled that the Federal EPA's action delisting fossil fuel-fired power plants did not conform to the procedures specified in the CAA, and vacated and remanded the federal rules for both new and existing coal-fired power plants to the Federal EPA.

The Federal EPA issued a Clean Air Visibility Rule (CAVR), detailing how the CAA's best available retrofit technology requirements will be applied to facilities built between 1962 and 1977 that emit more than 250 tons per year of certain pollutants in specific industrial categories, including power plants.

Estimated Air Quality Environmental Investments

The CAIR, CAVR and the consent decree signed to settle the NSR litigation require significant additional investments, some of which are estimable. Management's estimates are subject to significant uncertainties and will be affected by any changes in the outcome of several interrelated variables and assumptions, including: the timing of implementation; required levels of reductions; methods for allocation of allowances; and selected compliance alternatives and their costs. In short, management cannot estimate compliance costs with certainty and the actual costs to comply could differ significantly from the estimates discussed below.

The CAIR, CAVR and commitments in the consent decree will require installation of additional controls on the Registrant Subsidiaries' power plants through 2019. The Registrant Subsidiaries plan to install additional scrubbers on 6,500 MW for SO_2 control. This amount includes the installation of scrubbers on the Rockport Plant (50% I&M and 50% AEGCo). From 2010 to 2019, the following table shows the total estimated costs for required environmental investment and additional scrubbers and other SO_2 equipment by Registrant Subsidiary:

Company	Required Total Environmental	Cost of Additional Scrubbers and SO_2 Equipment
	(in millions)	
APCo	$ 164	$ 164
CSPCo	257	73
I&M	1,375	1,028
OPCo	533	533
PSO	599	599
SWEPCo	514	514

These estimates are highly uncertain due to the variability associated with: (1) the states' implementation of these regulatory programs, including the potential for SIPs and federal implementation plans that impose standards more stringent than CAIR; (2) additional rulemaking activities in response to the court decisions remanding the CAIR and CAMR; (3) the actual performance of the pollution control technologies installed on each unit; (4) changes in costs for new pollution controls; (5) new generating technology developments; and (6) other factors. Associated operational and maintenance expenses will also increase during those years. Management cannot estimate these additional operational and maintenance costs due to the uncertainties described above, but they are expected to be significant.

The Registrant Subsidiaries will seek recovery of expenditures for pollution control technologies, replacement or additional generation and associated operating costs from customers through regulated rates (in regulated jurisdictions). The Registrant Subsidiaries should be able to recover these expenditures through market prices in deregulated jurisdictions. If not, those costs could adversely affect future net income, cash flows and possibly financial condition.

Global Warming

The topics of whether the earth is warming, how much and how fast, what role human activity plays, and what to do about it are very controversial and actively debated. The public policy makers and influencers in Washington and in the 11 states served by AEP have conflicting views. Management is focused on taking, in the short term, actions that are seen as prudent, such as improving energy efficiency, investing in developing cost-effective and less carbon-intensive technologies, and evaluating assets across a range of plausible scenarios and outcomes. Management is also an active participant in a variety of public policy discussions at state and federal levels, to assure that proposed new requirements are feasible and the economies of the states served are not placed at a competitive disadvantage.

Management believes that this is a global issue and that the United States should assume a leadership role in developing a new international approach that will address growing emissions of CO_2 and other greenhouse gases (generally referred to as CO_2 in this discussion) from all nations, including developing countries. Management supports a reasonable approach to CO_2 emission reductions, that recognizes a reliable and affordable electric supply is vital to economic stability and that allow sufficient time for technology development. Management proposed that national and international policy for reasonable CO_2 controls should involve the following principles:

- Comprehensiveness
- Cost-effectiveness
- Realistic emission reduction objectives
- Reliable monitoring and verification mechanisms
- Incentives to develop and deploy CO_2 reduction technologies
- Removal of regulatory or economic barriers to CO_2 emission reductions
- Recognition for early actions/investments in CO_2 reduction/mitigation
- Inclusion of adjustment provisions if largest emitters in developing world do not take action

For additional information on climate change see Part I of the Annual Report under the headings entitled "Business – General – Environmental and Other Matters – Global Warming."

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act (ACES). ACES is a comprehensive energy and climate change bill that includes a number of provisions that would directly affect the Registrant Subsidiaries' business including energy efficiency and renewable electricity standards, funding for carbon capture and sequestration validation projects, CO_2 emission standards for new fossil fuel-fired electric generating plants and an economy-wide cap and trade program for large sources of CO_2 emissions that would reduce emissions by 17% in 2020 and just over 80% by 2050 from 2005 levels. The Senate Environmental and Public Works Committee passed similar legislation out of committee in September 2009 but it failed to advance to the Senate floor. Until legislation is final, management is unable to predict its impact on net income, cash flows and financial condition.

While comprehensive economy-wide regulation of CO_2 emissions might be achieved through new legislation, several states and interest groups petitioned the Federal EPA to establish CO_2 emission standards under the existing requirements of the CAA. In September 2009, the Federal EPA issued a final mandatory CO_2 reporting rule covering a broad range of facilities emitting in excess of 25,000 tons of CO_2 emissions per year. The Federal EPA issued a final endangerment finding for CO_2 emissions from new motor vehicles in December 2009, and is expected to issue final rules in March 2010. The Federal EPA has also issued a proposed scheme to streamline and phase in regulation of stationary source CO_2 emissions through the NSR's prevention of significant deterioration and CAA's Title V permitting programs. The Federal EPA stated its intent to finalize the permitting rule in conjunction with or following the final motor vehicle rule, and is reconsidering whether to include CO_2 emissions in a number of stationary source standards, including standards that apply to new and modified electric utility units. If substantial CO_2 emission reductions are required, there will be significant increases in capital expenditures and operating costs which would impact the ultimate retirement of older, less-efficient, coal-fired units. To the extent the Registrant Subsidiaries install additional controls on their generating plants to limit CO_2 emissions and receive regulatory approvals to increase rates, cost recovery could have a positive effect on future earnings. Prudently incurred capital investments made by the Registrant Subsidiaries in rate-regulated jurisdictions to comply with legal requirements and benefit customers are generally included in rate base for recovery and earn a return on investment. Management would expect these principles to apply to investments made to address new environmental requirements. However, requests for rate increases reflecting these costs can affect the Registrant Subsidiaries adversely because the regulators could limit the amount or timing of increased costs that would be recoverable through higher rates. In addition, to the extent the Registrant Subsidiaries' costs are relatively higher than their competitors' costs, such as operators of nuclear generation, it could reduce off-system sales or cause the Registrant Subsidiaries to lose customers in jurisdictions that permit customers to choose their supplier of generation service.

Several states have adopted programs that directly regulate CO_2 emissions from power plants, but none of these programs are currently in effect in states where the Registrant Subsidiaries have generating facilities. Certain states have passed legislation establishing renewable energy, alternative energy and/or energy efficiency requirements (including Ohio, Michigan, Texas and Virginia). The Registrant Subsidiaries are taking steps to comply with these requirements. In order to meet these requirements and as a key part of AEP's corporate sustainability effort, management pledged to increase wind power by an additional 2,000 MW from 2007 levels by 2011. By the end of 2009, the Registrant Subsidiaries secured through power purchase agreements an additional 1,013 MW of wind power. To the extent demand for renewable energy from wind power increases, it could have a positive effect on future earnings from transmission activities.

The AEP System has taken measurable, voluntary actions to reduce and offset CO_2 emissions. The AEP System participates in a number of voluntary programs to monitor, mitigate and reduce CO_2 emissions, including the Federal EPA's Climate Leaders program, the United States Department of Energy's CO_2 reporting program and the Chicago Climate Exchange. Through the end of 2008, the AEP System reduced emissions by a cumulative 51 million metric tons from adjusted baseline levels in 1998 through 2001 as a result of these voluntary actions. The AEP System's total CO_2 emissions in 2008 were 155 million metric tons. Management estimates that 2009 emissions were approximately 140 million metric tons. Since 2004, the AEP System's cumulative reductions will be in excess of 70 million metric tons.

Certain groups have filed lawsuits alleging that emissions of CO_2 are a "public nuisance" and seeking injunctive relief and/or damages from small groups of coal-fired electricity generators, petroleum refiners and marketers, coal companies and others. The Registrant Subsidiaries have been named in pending lawsuits, which management is vigorously defending. It is not possible to predict the outcome of these lawsuits or their impact on operations or financial condition. See "Carbon Dioxide Public Nuisance Claims" and "Alaskan Villages' Claims" sections of Note 6.

Future federal and state legislation or regulations that mandate limits on the emission of CO_2 would result in significant increases in capital expenditures and operating costs, which, in turn, could lead to increased liquidity needs and higher financing costs. Excessive costs to comply with future legislation or regulations might force the Registrant Subsidiaries to close some coal-fired facilities and could lead to possible impairment of assets. As a result, mandatory limits could have a material adverse impact on net income, cash flows and financial condition.

Global warming creates the potential for physical and financial risk. The materiality of the risks depends on whether any physical changes occur quickly or over several decades and the extent and nature of those changes. Physical risks from climate change could include changes in weather conditions. Customers' energy needs currently vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling today represent their largest energy use. To the extent weather patterns change significantly, customers' energy use could increase or decrease depending on the duration and magnitude of the changes. Increased energy use due to weather changes could require the Registrant Subsidiaries to invest in more generating assets, transmission and other infrastructure to serve increased load, driving the cost of electricity up. Decreased energy use due to weather changes could affect financial condition through lower sales and decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions and increased storm restoration costs. The Registrant Subsidiaries may not recover all costs related to mitigating these physical and financial risks. Weather conditions outside of the AEP System's service territory could also have an impact on revenues, either directly through changes in the patterns of off-system power purchases and sales or indirectly through demographic changes as people adapt to changing weather. The Registrant Subsidiaries buy and sell electricity depending upon system needs and market opportunities. Extreme weather conditions that create high energy demand could raise electricity prices, which would increase the cost of energy the Registrant Subsidiaries provide to customers and could provide opportunity for increased wholesale sales.

To the extent climate change impacts a region's economic health, it could also impact revenues. The Registrant Subsidiaries' financial performance is tied to the health of the regional economies served. The price of energy, as a factor in a region's cost of living as well as an important input into the cost of goods, has an impact on the economic health of communities served. The cost of additional regulatory requirements would normally be borne by consumers through higher prices for energy and purchased goods.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, NEW ACCOUNTING PRONOUNCEMENTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures, including amounts related to legal matters and contingencies. Management considers an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made; and
- Changes in the estimate or different estimates that could have been selected could have a material effect on net income or financial condition.

Management discusses the development and selection of critical accounting estimates as presented below with the Audit Committee of AEP's Board of Directors and the Audit Committee reviews the disclosure relating to them.

Management believes that the current assumptions and other considerations used to estimate amounts reflected in the financial statements are appropriate. However, actual results can differ significantly from those estimates.

The sections that follow present information about the Registrant Subsidiaries' critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate.

Regulatory Accounting

Nature of Estimates Required

The financial statements of the Registrant Subsidiaries with cost-based rate-regulated operations (APCo, I&M, PSO, SWEPCo and a portion of CSPCo and OPCo) reflect the actions of regulators that can result in the recognition of revenues and expenses in different time periods than enterprises that are not rate-regulated.

The Registrant Subsidiaries recognize regulatory assets (deferred expenses to be recovered in the future) and regulatory liabilities (deferred future revenue reductions or refunds) for the economic effects of regulation. Specifically, the Registrant Subsidiaries match the timing of expense recognition with the recovery of such expense in regulated revenues. Likewise, they match income with the regulated revenues from their customers in the same accounting period. Regulatory liabilities are also recorded for refunds, or probable refunds, to customers that have not been made.

Assumptions and Approach Used

When incurred costs are probable of recovery through regulated rates, the Registrant Subsidiaries record them as regulatory assets on the balance sheet. Regulatory assets are reviewed for probability of recovery at each balance sheet date and whenever new events occur. Examples of new events include changes in the regulatory environment, issuance of a regulatory commission order or passage of new legislation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, rate of return earned on invested capital and timing and amount of assets to be recovered through regulated rates. If recovery of a regulatory asset is no longer probable, that regulatory asset is written-off as a charge against earnings. A write-off of regulatory assets may also reduce future cash flows since there will be no recovery through regulated rates.

Effect if Different Assumptions Used

A change in the above assumptions may result in a material impact on net income. Refer to Note 5 for further detail related to regulatory assets and liabilities.

Revenue Recognition – Unbilled Revenues

Nature of Estimates Required

The Registrant Subsidiaries record revenues when energy is delivered to the customer. The determination of sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding unbilled revenue accrual is recorded. This estimate is reversed in the following month and actual revenue is recorded based on meter readings. In accordance with the applicable state commission regulatory treatment in Arkansas, Louisiana, Oklahoma and Texas, PSO and SWEPCo do not record the fuel portion of unbilled revenue.

The changes in unbilled electric utility revenues included in Revenue for the years ended December 31, 2009, 2008 and 2007 were as follows:

Company	Years Ended December 31,		
	2009	2008	2007
	(in thousands)		
APCo	$ 25,378	$ 32,815	$ (11,059)
CSPCo	7,030	7,614	5,432
I&M	2,695	12,934	12,363
OPCo	5,845	4,048	11,717
PSO	4,415	(211)	7,523
SWEPCo	(282)	5,008	2,186

Assumptions and Approach Used

For each Registrant Subsidiary, the monthly estimate for unbilled revenues is computed as net generation less the current month's billed KWH plus the prior month's unbilled KWH. However, due to meter reading issues, meter drift and other anomalies, a separate monthly calculation limits the unbilled estimate within a range of values. This limiter calculation is derived from an allocation of billed KWH to the current month and previous month, on a cycle-by-cycle basis, and dividing the current month aggregated result by the billed KWH. The limits are statistically set at one standard deviation from this percentage to determine the upper and lower limits of the range. The unbilled estimate is compared to the limiter calculation and adjusted for variances exceeding the upper and lower limits.

Effect if Different Assumptions Used

Significant fluctuations in energy demand for the unbilled period, weather, line losses or changes in the composition of customer classes could impact the accuracy of the unbilled revenue estimate. A 1% change in the limiter calculation when it is outside the range would increase or decrease unbilled revenues by 1% of the Accrued Unbilled Revenues on the balance sheets.

Accounting for Derivative Instruments

Nature of Estimates Required

Management considers fair value techniques, valuation adjustments related to credit and liquidity, and judgments related to the probability of forecasted transactions occurring within the specified time period to be critical accounting estimates. These estimates are considered significant because they are highly susceptible to change from period to period and are dependent on many subjective factors.

Assumptions and Approach Used

The Registrant Subsidiaries measure the fair values of derivative instruments and hedge instruments accounted for using MTM accounting based on exchange prices and broker quotes. If a quoted market price is not available, the fair value is estimated based on the best market information available including valuation models that estimate future energy prices based on existing market and broker quotes, supply and demand market data and other assumptions. Fair value estimates, based upon the best market information available, involve uncertainties and matters of significant judgment. These uncertainties include projections of macroeconomic trends and future commodity prices, including supply and demand levels and future price volatility.

The Registrant Subsidiaries reduce fair values by estimated valuation adjustments for items such as discounting, liquidity and credit quality. Liquidity adjustments are calculated by utilizing future bid/ask spreads to estimate the potential fair value impact of liquidating open positions over a reasonable period of time. Credit adjustments are based on estimated defaults by counterparties that are calculated using historical default probabilities for companies with similar credit ratings. Management evaluates the probability of the occurrence of the forecasted transaction within the specified time period as provided in the original documentation related to hedge accounting.

Effect if Different Assumptions Used

There is inherent risk in valuation modeling given the complexity and volatility of energy markets. Therefore, it is possible that results in future periods may be materially different as contracts settle.

The probability that hedged forecasted transactions will not occur by the end of the specified time period could change operating results by requiring amounts currently classified in Accumulated Other Comprehensive Income (Loss) to be classified into operating income.

For additional information regarding derivatives, hedging and fair value measurements, see Notes 10 and 11. See "Fair Value Measurements of Assets and Liabilities" section of Note 1 for fair value calculation policy.

Long-Lived Assets

Nature of Estimates Required

In accordance with the requirements of "Property, Plant and Equipment" accounting guidance, the Registrant Subsidiaries evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable or the assets meet the held for sale criteria. The Registrant Subsidiaries utilize a group composite method of depreciation to estimate the useful lives of long-lived assets. The evaluations of long-lived held and used assets may result from abandonments, significant decreases in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or in its physical condition, a significant adverse change in legal factors or in the business climate that could affect the value of an asset, as well as other economic or operations analyses. If the carrying amount is not recoverable, the Registrant Subsidiary records an impairment to the extent that the fair value of the asset is less than its book value. For assets held for sale, an impairment is recognized if the expected net sales price is less than its book value. For regulated assets, an impairment charge could be offset by the establishment of a regulatory asset, if rate recovery is probable. For nonregulated assets, any impairment charge is recorded against earnings.

Assumptions and Approach Used

The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. In the absence of quoted prices for identical or similar assets in active markets, the Registrant Subsidiaries estimate fair value using various internal and external valuation methods including cash flow projections or other market indicators of fair value such as bids received, comparable sales or independent appraisals. The Registrant Subsidiaries perform depreciation studies to determine composite depreciation rates and related lives which are subject to periodic review by state regulatory commissions. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

Effect if Different Assumptions Used

In connection with the evaluation of long-lived assets in accordance with the requirements of "Property, Plant and Equipment" accounting guidance, the fair value of the asset can vary if different estimates and assumptions would have been used in the applied valuation techniques. The estimate for depreciation rates takes into account the past history of interim capital replacements and the amount of salvage expected. In cases of impairment, the best estimate of fair value was made using valuation methods based on the most current information at that time. Fluctuations in realized sales proceeds versus the estimated fair value of the asset are generally due to a variety of factors including, but not limited to, differences in subsequent market conditions, the level of bidder interest, timing and terms of the transactions and management's analysis of the benefits of the transaction.

Pension and Other Postretirement Benefits

AEP maintains qualified, defined benefit pension plans (Qualified Plans), which cover a substantial majority of nonunion and certain union employees, and unfunded, nonqualified supplemental plans (Nonqualified Plans) to provide benefits in excess of amounts permitted under the provisions of the tax law to be paid to participants in the Qualified Plans (collectively the Pension Plans). AEP merged the Qualified Plans at December 31, 2008. Additionally, AEP entered into individual retirement agreements with certain current and retired executives that provide additional retirement benefits as a part of the Nonqualified Plans. AEP also sponsors other postretirement benefit plans to provide medical and life insurance benefits for retired employees (Postretirement Plans). The Pension Plans and Postretirement Plans are collectively the Plans.

For a discussion of investment strategy, investment limitations, target asset allocations and the classification of investments within the fair value hierarchy, see "Investments Held in Trust for Future Liabilities" and "Fair Value Measurements of Assets and Liabilities" sections of Note 1. See Note 8 for information regarding costs and assumptions for employee retirement and postretirement benefits.

The following table shows the net periodic benefit cost of the Plans:

	Years Ended December 31,		
Net Periodic Benefit Cost	**2009**	**2008**	**2007**
	(in millions)		
Pension Plans	$ 96	$ 51	$ 50
Postretirement Plans	141	80	81

The net periodic benefit cost is calculated based upon a number of actuarial assumptions, including expected long-term rates of return on the Plans' assets. In developing the expected long-term rate of return assumption for 2010, AEP evaluated input from actuaries and investment consultants, including their reviews of asset class return expectations as well as long-term inflation assumptions. AEP also considered historical returns of the investment markets as well as AEP's ten-year average return, for the period ended December 2009, of approximately 3.7% for the Pension Plans and approximately 2.3% for the Postretirement Plans. AEP anticipates that the investment managers employed for the Plans will invest the assets to generate future returns averaging 8% for the Pension Plan and Postretirement Plans.

The expected long-term rate of return on the Plans' assets is based on AEP's targeted asset allocation and expected investment returns for each investment category. AEP's assumptions are summarized in the following table:

	Pension Plans		Other Postretirement Benefit Plans	
	2010 Target Asset Allocation	**Assumed/ Expected Long-term Rate of Return**	**2010 Target Asset Allocation**	**Assumed/ Expected Long-term Rate of Return**
Equity	50%	9.50%	66%	9.75%
Real Estate	5%	7.25%	-%	-%
Debt Securities	39%	6.00%	33%	6.00%
Other Investments	5%	10.00%	-%	-%
Cash and Cash Equivalents	1%	3.00%	1%	3.00%
Total	100%		100%	

AEP regularly reviews the actual asset allocation and periodically rebalances the investments to the targeted allocation. AEP believes that 8% for the Pension Plans and Postretirement Plans are reasonable long-term rates of return on the Plans' assets despite the recent market volatility. The Pension Plans' assets had an actual gain (loss) of 17.1% and (24.1)% for the years ended December 31, 2009 and 2008, respectively. The Postretirement Plans' assets had an actual gain (loss) of 23.7% and (24.7)% for the years ended December 31, 2009 and 2008, respectively. Management will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust the assumptions as necessary.

AEP bases the determination of pension expense or income on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. As of December 31, 2009, AEP had cumulative losses of approximately $600 million that remain to be recognized in the calculation of the market-related value of assets. These unrecognized net actuarial losses will result in increases in the future pension costs depending on several factors, including whether such losses at each measurement date exceed the corridor in accordance with "Compensation – Retirement Benefits" accounting guidance.

The method used to determine the discount rate that AEP utilizes for determining future obligations is a duration-based method in which a hypothetical portfolio of high quality corporate bonds similar to those included in the Moody's Aa bond index was constructed but with a duration matching the benefit plan liability. The composite yield on the hypothetical bond portfolio was used as the discount rate for the plan. The discount rate at December 31, 2009 under this method was 5.6% for the Qualified Plan and 5.5% for the Nonqualified Plans and 5.85% for the Postretirement Plans. Due to the effect of the unrecognized actuarial losses and based on an expected rate of return on the Pension Plans' assets of 8%, a discount rate of 5.6% and 5.5% and various other assumptions, AEP estimates that the pension costs for all pension plans will approximate $163 million, $166 million and $186 million in 2010, 2011 and 2012, respectively. Based on an expected rate of return on the OPEB plans' assets of 8%, a discount rate of 5.85% and various other assumptions, AEP estimates Postretirement Plan costs will approximate $112 million, $94 million and $77 million in 2010, 2011 and 2012, respectively. Future actual cost will depend on future investment performance, changes in future discount rates and various other factors related to the populations participating in the Plans. The actuarial assumptions used may differ materially from actual results. The effects of a 50 basis point change to selective actuarial assumptions are included in the "Effect if Different Assumptions Used" section below.

The value of AEP's Pension Plans' assets increased to $3.4 billion at December 31, 2009 from $3.2 billion at December 31, 2008 primarily due to investment gains. The Qualified Plans paid $240 million in benefits to plan participants during 2009 (nonqualified plans paid $8 million in benefits). The value of AEP's Postretirement Plans' assets increased to $1.3 billion at December 31, 2009 from $1 billion at December 31, 2008 primarily due to investment gains and contributions. The Postretirement Plans paid $120 million in benefits to plan participants during 2009.

Nature of Estimates Required

The Registrant Subsidiaries participate in AEP sponsored pension and other retirement and postretirement benefit plans in various forms covering all employees who meet eligibility requirements. These benefits are accounted for under "Compensation" and "Plan Accounting" accounting guidance.   The measurement of pension and postretirement benefit obligations, costs and liabilities is dependent on a variety of assumptions.

Assumptions and Approach Used

The critical assumptions used in developing the required estimates include the following key factors:

- Discount rate
- Rate of compensation increase
- Cash balance crediting rate
- Health care cost trend rate
- Expected return on plan assets

Other assumptions, such as retirement, mortality and turnover, are evaluated periodically and updated to reflect actual experience.

Effect if Different Assumptions Used

The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants or higher or lower lump sum versus annuity payout elections by plan participants. These differences may result in a significant impact to the amount of pension and postretirement benefit expense recorded. If a 50 basis point change were to occur for the following assumptions, the approximate effect on the financial statements would be as follows:

	Pension Plans		Other Postretirement Benefits Plans	
	+0.5%	-0.5%	+0.5%	-0.5%
	(in millions)			
Effect on December 31, 2009 Benefit Obligations				
Discount Rate	$ (231)	$ 253	$ (119)	$ 133
Compensation Increase Rate	15	(14)	3	(3)
Cash Balance Crediting Rate	45	(39)	N/A	N/A
Health Care Cost Trend Rate	N/A	N/A	96	(87)
Effect on 2009 Periodic Cost				
Discount Rate	(20)	22	(11)	11
Compensation Increase Rate	4	(4)	-	(1)
Cash Balance Crediting Rate	10	(9)	N/A	N/A
Health Care Cost Trend Rate	N/A	N/A	15	(14)
Expected Return on Plan Assets	(20)	20	(5)	5

N/A = Not Applicable

NEW ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Pronouncements in 2009

The FASB issued SFAS 160 "Noncontrolling Interest in Consolidated Financial Statements" (SFAS 160), modifying reporting for noncontrolling interest (minority interest) in consolidated financial statements. The statement requires noncontrolling interest be reported in equity and establishes a new framework for recognizing net income or loss and comprehensive income by the controlling interest. OPCo and SWEPCo retrospectively adopted the presentation and disclosure requirements of SFAS 160. The adoption of this standard had no impact on APCo, CSPCo, I&M and PSO.

New Accounting Pronouncement Adopted During the First Quarter of 2010

The Registrant Subsidiaries prospectively adopted SFAS 167 "Amendments to FASB Interpretation No. 46(R)" (SFAS 167) effective January 1, 2010. SWEPCo no longer consolidates DHLC effective with the adoption of this standard.

See Note 2 for further discussion of accounting pronouncements.

Future Accounting Changes

The FASB's standard-setting process is ongoing and until new standards have been finalized and issued, management cannot determine the impact on the reporting of the Registrant Subsidiaries' operations and financial position that may result from any such future changes. The FASB is currently working on several projects including revenue recognition, contingencies, financial instruments, emission allowances, fair value measurements, leases, insurance, hedge accounting, consolidation policy and discontinued operations. Management also expects to see more FASB projects as a result of its desire to converge International Accounting Standards with GAAP. The ultimate pronouncements resulting from these and future projects could have an impact on future net income and financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK MANAGEMENT ACTIVITIES

Market Risks

The Registrant Subsidiaries' risk management assets and liabilities are managed by AEPSC as agent. The related risk management policies and procedures are instituted and administered by AEPSC. See complete discussion within AEP's "Quantitative and Qualitative Disclosures About Market and Credit Risk" section. Also, see Note 10 – Derivatives and Hedging and Note 11 – Fair Value Measurements for additional information related to the Registrant Subsidiaries' risk management contracts.

MTM Risk Management Contract Net Assets (Liabilities)
Year Ended December 31, 2009
(in thousands)

APCo

Total MTM Risk Management Contract Net Assets at December 31, 2008	$	56,936
(Gain) Loss from Contracts Realized/Settled During the Period and Entered in a Prior Period		(31,834)
Fair Value of New Contracts at Inception When Entered During the Period (a)		-
Net Option Premiums Paid/(Received) for Unexercised or Unexpired Option Contracts Entered During the Period		(215)
Changes in Fair Value Due to Market Fluctuations During the Period (b)		(565)
Changes in Fair Value Allocated to Regulated Jurisdictions (c)		20,875
Total MTM Risk Management Contract Net Assets		45,197
Cash Flow Hedge Contracts		(1,543)
DETM Assignment (d)		(2,730)
Collateral Deposits		28,017
Total MTM Derivative Contract Net Assets at December 31, 2009	$	68,941

OPCo

Total MTM Risk Management Contract Net Assets at December 31, 2008	$	37,761
(Gain) Loss from Contracts Realized/Settled During the Period and Entered in a Prior Period		(22,298)
Fair Value of New Contracts at Inception When Entered During the Period (a)		7,615
Net Option Premiums Paid/(Received) for Unexercised or Unexpired Option Contracts Entered During the Period		(197)
Changes in Fair Value Due to Market Fluctuations During the Period (b)		3,449
Changes in Fair Value Allocated to Regulated Jurisdictions (c)		-
Total MTM Risk Management Contract Net Assets		26,330
Cash Flow Hedge Contracts		(846)
DETM Assignment (d)		(1,611)
Collateral Deposits		17,277
Total MTM Derivative Contract Net Assets at December 31, 2009	$	41,150

PSO

Total MTM Risk Management Contract Net Assets at December 31, 2008	$	1,660
(Gain) Loss from Contracts Realized/Settled During the Period and Entered in a Prior Period		(1,057)
Fair Value of New Contracts at Inception When Entered During the Period (a)		-
Net Option Premiums Paid/(Received) for Unexercised or Unexpired Option Contracts Entered During the Period		(28)
Changes in Fair Value Due to Market Fluctuations During the Period (b)		(37)
Changes in Fair Value Allocated to Regulated Jurisdictions (c)		(907)
Total MTM Risk Management Contract Net Assets (Liabilities)		(369)
Cash Flow Hedge Contracts		(122)
Collateral Deposits		194
Total MTM Derivative Contract Net Assets (Liabilities) at December 31, 2009	$	(297)

SWEPCo

Total MTM Risk Management Contract Net Assets at December 31, 2008	$	2,643
(Gain) Loss from Contracts Realized/Settled During the Period and Entered in a Prior Period		(1,609)
Fair Value of New Contracts at Inception When Entered During the Period (a)		-
Net Option Premiums Paid/(Received) for Unexercised or Unexpired Option Contracts Entered During the Period		(53)
Changes in Fair Value Due to Market Fluctuations During the Period (b)		45
Changes in Fair Value Allocated to Regulated Jurisdictions (c)		610
Total MTM Risk Management Contract Net Assets		1,636
Cash Flow Hedge Contracts		127
Collateral Deposits		305
Total MTM Derivative Contract Net Assets at December 31, 2009	$	2,068

(a) Reflects fair value on long-term contracts which are typically with customers that seek fixed pricing to limit their risk against fluctuating energy prices. The contract prices are valued against market curves associated with the delivery location and delivery term. A significant portion of the total volumetric position has been economically hedged.
(b) Market fluctuations are attributable to various factors such as supply/demand, weather, etc.
(c) "Changes in Fair Value Allocated to Regulated Jurisdictions" relates to the net gains (losses) of those contracts that are not reflected on the Consolidated Statements of Income. These net gains (losses) are recorded as regulatory liabilities/assets.
(d) See "Natural Gas Contracts with DETM" section of Note 15.

The following tables present the maturity, by year, of net assets/liabilities to give an indication of when these MTM amounts will settle and generate or (require) cash:

Maturity and Source of Fair Value of MTM
Risk Management Contract Net Assets (Liabilities)
December 31, 2009
(in thousands)

APCo		2010		2011-2013		2014		Total
Level 1 (a)	$	(305)	$	1	$	-	$	(304)
Level 2 (b)		17,782		9,303		258		27,343
Level 3 (c)		5,648		3,780		-		9,428
Total		23,125		13,084		258		36,467
Dedesignated Risk Management Contracts (d)		5,023		3,707		-		8,730
Total MTM Risk Management Contract Net Assets	$	28,148	$	16,791	$	258	$	45,197

OPCo	2010	2011-2013	2014	Total
Level 1 (a)	$ (180)	$ 1	$ -	$ (179)
Level 2 (b)	11,143	4,495	152	15,790
Level 3 (c)	3,339	2,230	-	5,569
Total	14,302	6,726	152	21,180
Dedesignated Risk Management Contracts (d)	2,963	2,187	-	5,150
Total MTM Risk Management Contract Net Assets	$ 17,265	$ 8,913	$ 152	$ 26,330

PSO	2010	2011 - 2013	Total
Level 1 (a)	$ -	$ -	$ -
Level 2 (b)	(98)	(273)	(371)
Level 3 (c)	2	-	2
Total MTM Risk Management Contract Net Assets (Liabilities)	$ (96)	$ (273)	$ (369)

SWEPCo	2010	2011-2013	Total
Level 1 (a)	$ -	$ -	$ -
Level 2 (b)	2,056	(423)	1,633
Level 3 (c)	3	-	3
Total MTM Risk Management Contract Net Assets (Liabilities)	$ 2,059	$ (423)	$ 1,636

(a) Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 inputs primarily consist of exchange traded contracts that exhibit sufficient frequency and volume to provide pricing information on an ongoing basis.

(b) Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs primarily consist of OTC broker quotes in moderately active or less active markets, exchange traded contracts where there was not sufficient market activity to warrant inclusion in Level 1 and OTC broker quotes that are corroborated by the same or similar transactions that have occurred in the market.

(c) Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that the observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Level 3 inputs primarily consist of unobservable market data or are valued based on models and/or assumptions.

(d) Dedesignated Risk Management Contracts are contracts that were originally MTM but were subsequently elected as normal under the accounting guidance for "Derivatives and Hedging." At the time of the normal election, the MTM value was frozen and no longer fair valued. This will be amortized into Revenues over the remaining life of the contracts.

Credit Risk

Counterparty credit quality and exposure is generally consistent with that of AEP.

Value at Risk (VaR) Associated with Risk Management Contracts

Management uses a risk measurement model, which calculates VaR to measure commodity price risk in the risk management portfolio. The VaR is based on the variance-covariance method using historical prices to estimate volatilities and correlations and assumes a 95% confidence level and a one-day holding period. Based on this VaR analysis, at December 31, 2009, a near term typical change in commodity prices is not expected to have a material effect on net income, cash flows or financial condition.

The following table shows the end, high, average, and low market risk as measured by VaR for the years ended December 31, 2009 and 2008:

Company	December 31, 2009 (in thousands)				December 31, 2008 (in thousands)			
	End	High	Average	Low	End	High	Average	Low
APCo	$ 275	$ 699	$ 333	$ 151	$ 176	$ 1,096	$ 396	$ 161
OPCo	201	530	244	113	140	1,284	411	131
PSO	10	34	12	4	4	164	44	6
SWEPCo	16	49	18	6	8	220	62	8

Management back-tests its VaR results against performance due to actual price moves. Based on the assumed 95% confidence interval, the performance due to actual price moves would be expected to exceed the VaR at least once every 20 trading days. Management's backtesting results show that its actual performance exceeded VaR far fewer than once every 20 trading days. As a result, management believes that APCo's, OPCo's, PSO's and SWEPCo's VaR calculations are conservative.

As the VaR calculations capture recent price moves, management also performs regular stress testing of the portfolio to understand the exposure to extreme price moves. Management employs a historical-based method whereby the current portfolio is subjected to actual, observed price moves from the last four years in order to ascertain which historical price moves translated into the largest potential MTM loss. Management then researches the underlying positions, price moves and market events that created the most significant exposure and report the findings to the Risk Executive Committee or the Commercial Operations Risk Committee as appropriate.

Interest Rate Risk

Management utilizes an Earnings at Risk (EaR) model to measure interest rate market risk exposure. EaR statistically quantifies the extent to which interest expense could vary over the next twelve months and gives a probabilistic estimate of different levels of interest expense. The resulting EaR is interpreted as the dollar amount by which actual interest expense for the next twelve months could exceed expected interest expense with a one-in-twenty chance of occurrence. The primary drivers of EaR are from the existing floating rate debt (including short-term debt) as well as long-term debt issuances in the next twelve months. As calculated on the Registrant Subsidiaries' outstanding debt as of December 31, 2009 and 2008, the estimated EaR on the Registrant Subsidiaries' debt portfolio was as follows:

Company	December 31,	
	2009	2008
	(in thousands)	
APCo	$ 1,837	$ 7,585
CSPCo	216	733
I&M	227	6,733
OPCo	1,373	35,523
PSO	119	1,711
SWEPCo	305	8,791